As filed with the Securities and Exchange Commission on March 30, 2023

Registration No. 333-267305

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

Amendment No. 3
to
Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_________________

Holisto Ltd.
(Exact Name of Registrant as Specified in Its Charter)

_________________

Israel	4700	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Holisto Ltd.
Sderot Nim 2
Rishon Le’Zion
Israel
Telephone No.: +972 72-233-6381
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_________________

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
Tel: (302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________

Copies to:

Richard I. Anslow, Esq. Asher S. Levitsky PC Nahal A. Nellis, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105-0302 Tel: (212) 370-1300	Ofer Ben-Yehudah, Adv. Ivor Krumholtz, Adv. Daniel Kariv, Adv. Shibolet Law Firm 4 Yitzhak Sadeh St. Tel Aviv-Yafo, Israel Tel: +972-3-3075000	J. David Chertok, Adv. Jonathan M. Nathan, Adv. Yasmin Ziv, Adv. Meitar | Law Offices 16 Abba Hillel Rd. Ramat Gan 5250608, Israel Tel: +972-3-6103100	Mark S. Selinger, Esq. Gary Emmanuel, Esq. Greenberg Traurig, LLP One Vanderbilt Avenue New York, New York 10017-5404 Tel: (212) 801-9200

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Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the business combination contemplated by the Business Combination Agreement described in the included proxy statement/prospectus have been satisfied or waived.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d - 1(d) (Cross - Border Third - party Tender Offer)	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

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†           The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT PROSPECTUS, SUBJECT TO COMPLETION, DATED MARCH 30, 2023

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF
MORINGA ACQUISITION CORP

and

PROSPECTUS FOR UP TO 7,498,307 ORDINARY SHARES, 5,940,000 WARRANTS AND
5,940,000 ORDINARY SHARES ISSUABLE UPON EXERCISE OF
WARRANTS OF HOLISTO LTD.

_________________

The board of directors of Moringa Acquisition Corp, a Cayman Islands exempted company (“Moringa”), has unanimously approved the Business Combination Agreement, dated as of June 9, 2022, as amended on August 17, 2022 and on January 1, 2023 (the “Business Combination Agreement”), by and among Holisto Ltd., an Israeli company (“Holisto”), Holisto MergerSub, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Holisto (“Merger Sub”), and Moringa, which provides for, among other things and subject to the terms and conditions set forth therein, the merger of Merger Sub with and into Moringa, with Moringa surviving as a wholly-owned subsidiary of Holisto, (the “Merger”).

Pursuant to the Business Combination Agreement, at the effective time of the Merger (i) Moringa Units, to the extent not previously separated, will be separated into Moringa Class A ordinary shares and warrants (with the number of Moringa warrants being rounded down to the nearest whole share after aggregating all of the Moringa Units held by each beneficial holder thereof; the “Unit Separation”); (ii) the Class B ordinary shares of Moringa will be exchanged for Moringa Class A ordinary shares; (iii) the Class A ordinary shares of Moringa will be exchanged for ordinary shares of Holisto (“Holisto Ordinary Shares”) as described below; (iv) each Moringa warrant will be exchanged for one Holisto warrant with the same exercise price and same exercise period on the same terms contained in the Moringa warrants, except that each Holisto warrant will represent the right to acquire Holisto Ordinary Shares in lieu of Moringa Class A ordinary shares; (v) Moringa, as a result of the Merger, will become a wholly-owned subsidiary of Holisto, and will amend and restate its amended and restated memorandum and articles of association to change its name to Holisto Inc and to contain other provisions appropriate for a wholly owned subsidiary of a public company. The Merger and the other transactions contemplated by the Business Combination Agreement are collectively referred to herein as the “Business Combination.”

The number of Holisto Ordinary Shares to be received in exchange for each Moringa Class A ordinary share in the Business Combination will depend on whether the Moringa Ordinary Share was issued to the public pursuant to Moringa’s registration statement relating to Moringa’s IPO, such shares being referred to as the “Moringa Public Shares”, or whether the Moringa ordinary share was issued other than pursuant to Moringa’s IPO registration statement:

(i)     each Moringa Class A ordinary share held by Moringa’s sponsor, Moringa Sponsor, L.P., a Cayman Islands exempted limited partnership, including, where applicable, its affiliates (including Moringa’s initial shareholder, Moringa Sponsor US L.P., a Delaware limited partnership, which is a wholly owned subsidiary of the Sponsor) (collectively, the “Sponsor”), including Class A ordinary shares issued upon conversion of Moringa Class B ordinary shares, and by the representative of the underwriters for Moringa’s IPO, which together represent all of Moringa Ordinary Shares that are not Moringa Public Shares, will automatically become and be exchanged for one Holisto Ordinary Share, which will result in the issuance of a total of 3,355,000 Holisto Ordinary Shares; and

(ii)    each currently outstanding Moringa Public Share that is not redeemed for cash pursuant to Moringa’s amended and restated memorandum and articles of association shall automatically become and be exchanged for the right to receive 1.6 Holisto Ordinary Shares (such enhanced exchange ratio, the

“Bonus Plan Adjustment”). This ratio under the Bonus Plan Adjustment is based on a formula under the Business Combination Agreement, as applied to reflect the prior redemption of 8,910,433 Moringa Public Shares in connection with Moringa’s extraordinary general meeting in lieu of 2022 annual general meeting, held on February 9, 2023. Under the maximum redemption scenario, which reflects the redemption of all remaining outstanding Moringa Public Shares but 64,899 Moringa Public Shares, there will not be any holders of Moringa Public Shares that receive any Holisto Ordinary Shares, other than the holders of 64,899 Moringa Public Shares detailed above. If there are no additional redemptions in connection with the Business Combination, the holders of the 2,589,567 Moringa Public Shares that are currently outstanding will receive a total of 4,143,307 Holisto Ordinary Shares, on a pro-rata basis. Since more than 75% of the Moringa Public Shares that were outstanding on the date of the extension meeting have been redeemed, the number of Holisto Ordinary Shares that are being registered in the registration statement on Form F-4 of which this proxy statement/prospectus forms a part include the maximum number of Holisto Ordinary Shares that may be issued to the holders of the Moringa Public Shares pursuant to the Bonus Plan Adjustment detailed above, which in a maximum (that is, no additional redemptions) scenario is 4,143,307 Holisto Ordinary Shares. Accordingly, all non-redeeming holders of Moringa Public Shares will receive their pro-rata portion of the Bonus Plan Adjustment Shares that are issued. Although the Sponsor and Moringa’s officers and directors would likewise be entitled to additional Holisto Ordinary Shares, as a result of the Bonus Plan Adjustment, in respect of any current Moringa Public Shares which they own, as of the date of this proxy statement/prospectus, neither the Sponsor nor any of Moringa’s officers or directors has informed Moringa that they own any Moringa Public Shares. The Bonus Plan Adjustment Shares are not applicable to privately held Moringa Ordinary Shares.

As of the date of this proxy statement/prospectus, Existing Holisto Shareholders (as defined below) hold a total of 119,977 Ordinary Shares, 65,814 Ordinary A Shares, 201,712 Preferred A Shares, 13,423 Preferred A-1 Shares and 64,588 Preferred A-2 Shares, all of which shall be converted into, together with Holisto warrants that will be exercised into 18,438 Holisto Ordinary Shares immediately prior to the Capital Restructuring and together with holders of the Old SAFE Agreements that will be exercised into 53,204 Holisto Ordinary Shares immediately prior to the Capital Restructuring, a total of 34,941,071 Holisto Ordinary Shares after closing of the Business Combination, at the Conversion Ratio (as defined below), such that each Holisto Ordinary Share held by Existing Holisto Shareholders, of whatever class, before the Capital Restructuring, shall, as a result of the Capital Restructuring, be converted into a total of 65.0483 Holisto Ordinary Shares, as further detailed below.

Prior to the Closing, but subject to the completion of the Closing, Holisto will affect the Capital Restructuring of its outstanding equity securities so that the only class of outstanding equity of Holisto will be Holisto Ordinary Shares (along with certain outstanding options and warrants to purchase Holisto Ordinary Shares which will remain outstanding after the Capital Restructuring). To effect the Capital Restructuring, (i) warrants to purchase Holisto Preferred A Shares that have been duly exercised as of immediately prior to the Closing, will be exercised into Holisto Preferred A Shares in accordance with their terms, totaling 18,438 Holisto Preferred A Shares into which all Exercised Warrants shall be exercised; (ii) each Old SAFE Agreement will be converted automatically into Holisto Ordinary Shares in accordance with the terms of the Old SAFE Agreements, totaling 53,204 Holisto Ordinary Shares into which all Old SAFE Agreements shall be exercised; (iii) each Holisto Preferred Share (totaling 279,723 shares) and Holisto Ordinary A Share (totaling 65,814 shares) will be converted into an aggregate number of 422,774 Holisto Ordinary Shares in accordance with their terms with the result that only Holisto Ordinary Shares will be outstanding, in the aggregate number of 537,156 (including all Holisto Ordinary Shares outstanding prior to giving effect to the actions described in sub-paragraphs (i), (ii) and (iii) above); (iv) Holisto will then effect a share split, to become effective immediately prior to the Closing, and subject to the effectiveness of the Merger, pursuant to which each Holisto Ordinary Share outstanding as of immediately prior to the effective time of the Merger (but after the exercises and conversions described above, and excluding and prior to the issuance of any shares pursuant to New SAFE Agreements (as defined below) will be converted into an aggregate number of 34,941,071 Holisto Ordinary Shares computed by (A) multiplying each such Holisto Ordinary Share by (B) the Conversion Ratio described below; and (v) with respect to outstanding options and warrants to purchase Holisto Ordinary Shares that are not exercised as part of the Capital Restructuring (and do not expire by their terms upon an IPO (as defined therein) or otherwise upon the Closing), the number of Holisto Ordinary Shares issuable upon exercise of those securities, as well as the exercise price of those securities, will be adjusted to reflect the share split and in accordance with the Conversion Ratio (all of the foregoing — the “Capital Restructuring”). The conversion ratio equals to 65.0483 and is obtained by (i) first, dividing Holisto valuation of $400 million plus the amount actually invested pursuant to the New SAFE Agreements by $10.00 per share, (ii) second, subtracting the number of shares issued pursuant to the New SAFE Agreements from the result of the immediately preceding sub-clause (i), and (iii) third, dividing the resulting remainder of the immediately preceding sub-clause (ii) by the Total Holisto Shares (as defined below) (the “Conversion Ratio”). The Business Combination Agreement does not provide for any adjustments to the Holisto valuation.

It is anticipated that upon completion of the Business Combination, assuming there are no further redemptions of Moringa Public Shares, the ownership of the Combined Company would reflect the following approximate percentages: Moringa Public Shareholders — 9.6%; the Sponsor — 7.5%; the Holisto shareholders — 82.5%; the holders of the New SAFE Agreement — 0.2%; and the representative of the underwriters of Moringa’s IPO — 0.2%. If there are further redemptions by Moringa’s Public Shareholders of all remaining outstanding Moringa Public Shares, which would still enable completion of the Business Combination, the ownership of the Combined Company would reflect the following approximate percentages: Moringa’s existing public shareholders — 0.3%; the Sponsor 8.2%; the Holisto shareholders — 89.5%; the parties to the New SAFE Agreement — 1.7%; and the representative of the underwriters of Moringa’s IPO — 0.3%.

Since more than 75% of the Moringa Public Shares that were outstanding on the date of the extension meeting have been redeemed, the number of Holisto Ordinary Shares issuable to the Moringa Public Shareholders who do not redeem in connection with the approval of the Merger is fixed at 1.6 Holisto Ordinary Shares for each Moringa Public Share not redeemed. As a result, a maximum of 4,143,307 Holisto Ordinary Shares will be issued to Moringa Public Shareholders in the event that no holders of the remaining outstanding Moringa Public Shares elect to redeem, whereas a minimum of zero Holisto Ordinary Shares will be issued to Moringa Public Shareholders in the event of a maximum redemption scenario. The purpose of the Bonus Plan Adjustment mechanism is to increase the share consideration payable to non-redeeming holders of Moringa Public Shares pursuant to the Business Combination. Non-redeeming Moringa Public Shareholders will be issued the applicable additional Holisto Ordinary Shares on a pro rata basis to their shareholdings, and those shares are being registered under this registration statement of which the accompanying proxy statement/prospectus forms a part. See “Share Calculations and Ownership Percentages” and “Unaudited Pro Forma Condensed Combined Financial Information.”

The above percentage interests do not take into account the issuance, upon or following the closing of the Business Combination, of any additional shares issuable: (i) under Holisto’s existing equity incentive plan, or the new equity incentive plan to be adopted by the Combined Company upon the closing; or (ii) upon exercise of continuing Holisto options, continuing Holisto warrants, or Holisto warrants issued to the holders of Moringa warrants as a result of the Business Combination. If the facts are different from these assumptions (which is likely to be the case), the percentage ownership retained by the Moringa Public Shareholders will be different.

The registration statement of which this proxy statement/prospectus is a part covers the Holisto Ordinary Shares and Holisto Warrants issuable to the shareholders and warrant holders of Moringa as described above and the Holisto Ordinary Shares issuable upon exercise of the Holisto Warrants to be issued to the holders of the Moringa Warrants. Accordingly, we are registering the issuance of up to an aggregate of (i) 7,498,307 Holisto Ordinary Shares, which represents a maximum of 4,143,307 Holisto Ordinary Shares issuable with respect to the Moringa Public Shares, and 3,355,000 Holisto Ordinary Shares issuable to the holders of Moringa Ordinary Shares other than Moringa Public Shares; (ii) 5,940,000 Holisto Warrants for issuance to the holders of the Moringa Warrants), and (iii) 5,940,000 Holisto Ordinary Shares for issuance upon exercise of the Holisto Warrants described in (ii).

Proposals to approve the Business Combination Agreement, the Plan of Merger of Moringa and the other matters discussed in this proxy statement/prospectus will be presented at the extraordinary general meeting of Moringa scheduled to be held on            , 2023 in virtual format. For the purposes of Moringa’s Amended and Restated Memorandum and Articles of Association, the extraordinary general meeting may also be attended in person at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan, Israel 5250608.

Although Holisto is not currently a public reporting company, following the effectiveness of the registration statement of which this proxy statement/prospectus is a part and the closing of the Merger, Holisto will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Holisto has applied for listing of the Holisto Ordinary Shares and Holisto Warrants on Nasdaq under the proposed symbols “HLST” and “HLSTW” respectively, to be effective at the consummation of the Merger. It is a condition of the consummation of the Merger that the Holisto Ordinary Shares are approved for listing on Nasdaq (subject only to official notice of issuance thereof). While trading on Nasdaq is expected to begin on the first business day following the date of completion of the Merger, there can be no assurance that a viable and active trading market for Holisto’s securities will develop following the consummation of the Merger. The absence of a viable and active trading market could have a material adverse impact on our stock price after the Effective Time. See “Risk Factors” beginning on page 47 for more information.

Effective as of the Closing, Holisto will be an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

Effective as of the Closing, it is expected that Holisto will qualify as a “foreign private issuer” as defined in the Exchange Act and will therefore be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, in connection with such status, Holisto’s officers, directors and principal shareholders would be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, Holisto would not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. domestic registrants whose securities are registered under the Exchange Act. Under the Nasdaq listing standards, foreign private issuers may follow home country requirements in lieu of certain corporate governance requirements generally applicable to domestic issuers.

The accompanying proxy statement/prospectus provides Moringa shareholders with detailed information about the Business Combination, the Plan of Merger and other matters to be considered at the extraordinary general meeting of Moringa. We encourage you to read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entireties. In particular, when you consider the recommendation regarding these proposals by the board of directors of Moringa, you should keep in mind that Moringa’s Sponsor, directors and officers and the representative of the underwriters of Moringa’s IPO, have interests in the Business Combination that are different from or in addition to, or may conflict with, your interests as a shareholder of Moringa, as described in the accompanying proxy statement/prospectus. See “Summary of the Proxy Statement/Prospectus — Potential Conflicts of Interest Involving Moringa’s Directors and Executive Officers” beginning on page 38 of the accompanying proxy statement/prospectus. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 47 of the accompanying proxy statement/prospectus.

NONE OF THE SECURITIES AND EXCHANGE COMMISSION, THE ISRAEL SECURITIES AUTHORITY OR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR THE MERGER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated              , 2023, and is first being mailed to Moringa shareholders on or about              , 2023.

MORINGA ACQUISITION CORP
250 Park Avenue, 7th Floor
New York, NY, 10017

NOTICE OF EXTRAORDINARY GENERAL MEETING

TO THE SHAREHOLDERS OF MORINGA ACQUISITION CORP:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Moringa Acquisition Corp, a Cayman Islands exempted company (“Moringa”), will be held virtually at            Eastern time on            , 2023, accessible at https://www.cstproxy.com/moringaac/2023, and, for the purposes of Moringa’s Amended and Restated Memorandum and Articles of Association, at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan, Israel 5250608, or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed (the “Meeting”). You are cordially invited to attend the Meeting, which will be held for the following purposes:

(1)    Proposal No. 1: Business Combination  Agreement Proposal — To consider and vote upon a proposal to approve, by way of ordinary resolution, the Business Combination Agreement dated as of June 9, 2022, as amended on August 17, 2022 and on January 1, 2023 (the “Business Combination Agreement”), by and among Holisto Ltd., an Israeli company (“Holisto”), Holisto MergerSub, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Holisto (“Merger Sub”), and Moringa, a copy of which is included as Annex A to this proxy statement/prospectus, and ancillary agreements thereto, and the transactions contemplated thereby (collectively, the “Transactions” or the “Business Combination”), including: (a) the merger (the “Merger”) of Merger Sub with and into Moringa, with Moringa surviving as a wholly-owned subsidiary of Holisto, and (b) in connection therewith (i) the separation of the Moringa Units (to the extent not previously separated), into Moringa Class A ordinary shares and warrants; (ii) the conversion of Moringa Class B ordinary shares into Moringa Class A ordinary shares; (iii) the conversion of Moringa Class A ordinary shares into ordinary shares of Holisto (“Holisto Ordinary Shares”); and (iv) the conversion of each Moringa warrant into one Holisto warrant (reflecting the same terms, except representing the right to acquire Holisto Ordinary Shares in lieu of Moringa Class A ordinary shares) (collectively, the “Business Combination Agreement Proposal”);

(2)    Proposal No. 2: Merger Proposal — To consider and vote upon a proposal to approve, by way of special resolution, the Plan of Merger, a copy of which is included at Annex B to this proxy statement/prospectus and will be made available for inspection at the Meeting, pursuant to which (a) immediately prior to the consummation of the Business Combination, the Existing Moringa Articles will be amended as set forth in Annex B to this proxy statement/prospectus, in order to delete the Net Tangible Asset Requirement, (b) Merger Sub will be merged with and into Moringa, with the result that Moringa will be a wholly-owned subsidiary of Holisto, and (c) Moringa’s amended and restated memorandum and articles of association will be amended and restated as set forth in Annex B to this proxy statement/prospectus to (i) change the name of Moringa to Holisto Inc. and (ii) delete provisions that relate to Moringa’s status as a special purpose acquisition and include provisions that are appropriate for a privately-owned company, including an authorized share capital of 100 Ordinary Shares; (the “Merger Proposal”);

(3)    Proposal No. 3: Adjournment Proposal — To consider and vote upon a proposal to approve, by way of ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary or desirable, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Agreement Proposal or the Merger Proposal (the “Adjournment Proposal”).

These items of business are described in the attached proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of Moringa Class A ordinary shares and Class B ordinary shares at the close of business on            , 2023, the record date for the Meeting (the “Record Date”), are entitled to notice of and to vote at the Meeting and any adjournments or postponements of the Meeting. The holders of the Class A ordinary shares and Class B ordinary shares as a single class of ordinary shares, 54.3% of which are owned by the Sponsor.

After careful consideration, the Moringa board of directors has determined that each of (i) the Business Combination Agreement Proposal, (ii) the Merger Proposal, and (iii) the Adjournment Proposal is advisable and in the best interests of Moringa and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Agreement Proposal, “FOR” the Merger Proposal, and “FOR” the Adjournment Proposal, if presented. When you consider the board of directors’ recommendation of these proposals, you should keep in mind that our directors and officers have interests in the proposed Transactions that are different from and may conflict with your interests as a shareholder. See the sections entitled “Proposal No. 1 — The Business Combination Agreement Proposal — Interests of Moringa’s Directors and Executive Officers in the Transactions” in the accompanying proxy statement/prospectus.

Consummation of the Merger and the other Transactions is conditioned on the approval of each of the Business Combination Agreement Proposal and the Merger Proposal. If the Business Combination Agreement Proposal is not approved, the Merger Proposal will not be presented to the shareholders of Moringa.

The resolutions for approval of the Business Combination Agreement Proposal and the Adjournment Proposal are ordinary resolutions, which may be passed by a simple majority of the votes cast by shareholders of Moringa as, being entitled to do so, vote in person or by proxy at the Meeting, whereas the resolution for approval of the Merger Proposal is a special resolution, which may only be passed by a special majority of at least two-thirds of the votes cast by Moringa’s shareholders as being entitled to do so, vote in person or by proxy at the Meeting. If either of the Business Combination Agreement Proposal or the Merger Proposal is not approved or any of the applicable closing conditions in the Business Combination Agreement is not satisfied or waived, the Transactions will not be consummated. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus. All of Moringa’s shareholders are cordially invited to attend the Meeting virtually. To ensure your representation at the Meeting, however, if you are a shareholder of record, you are urged to complete, sign, date and return the enclosed proxy card(s) as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares by visiting https://www.cstproxy.com/moringaac/2023 and using a control number assigned by Continental Stock Transfer & Trust Company, the transfer agent to Moringa. If you wish to attend the Meeting and vote in person, you must obtain a proxy from your broker or bank. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the attached proxy statement/prospectus of which this notice forms a part.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If you return your signed proxy card without an indication on how you wish to vote, your shares will be voted in favor of each of the proposals. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker or bank to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors
/s/ Ilan Levin
Ilan Levin
Chairman, Director and Chief Executive Officer

New York, New York

            , 2023

ALL HOLDERS (THE “MORINGA PUBLIC SHAREHOLDERS”) OF CLASS A ORDINARY SHARES THAT WERE ISSUED IN MORINGA’S INITIAL PUBLIC OFFERING (THE “MORINGA PUBLIC SHARES”) THAT ARE CURRENTLY OUTSTANDING HAVE THE RIGHT TO HAVE THEIR MORINGA PUBLIC SHARES REDEEMED FOR CASH IN CONNECTION WITH THE PROPOSED BUSINESS

COMBINATION. MORINGA PUBLIC SHAREHOLDERS ARE NOT REQUIRED TO AFFIRMATIVELY VOTE FOR OR AGAINST THE BUSINESS COMBINATION AGREEMENT PROPOSAL OR MERGER PROPOSAL OR TO VOTE ON EITHER SUCH PROPOSAL AT ALL, OR TO BE HOLDERS OF RECORD ON THE RECORD DATE IN ORDER TO HAVE THEIR SHARES REDEEMED FOR CASH. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) IF YOU HOLD MORINGA CLASS A ORDINARY SHARES THROUGH UNITS, SEPARATE YOUR UNITS INTO THE UNDERLYING MORINGA CLASS A ORDINARY SHARES AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE MORINGA PUBLIC SHARES, (2) SUBMIT, NO LATER THAN 5:00 P.M. EASTERN TIME ON             , 2023 (TWO BUSINESS DAYS PRIOR TO THE DATE OF THE MEETING), A REDEMPTION NOTICE THAT MORINGA REDEEM YOUR PUBLIC SHARES FOR CASH, WHICH NOTICE NEEDS TO INCLUDE THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT AND (3) DELIVER YOUR SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. WHETHER OR NOT, OR HOW, YOU VOTE ON THE BUSINESS COMBINATION AGREEMENT PROPOSAL OR THE MERGER PROPOSAL WILL NOT AFFECT YOUR ELIGIBILITY TO EXERCISE REDEMPTION RIGHTS. IF THE MERGER IS NOT CONSUMMATED, THEN THE CURRENTLY OUTSTANDING MORINGA PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK, BROKER OR OTHER NOMINEE TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “EXTRAORDINARY GENERAL MEETING OF MORINGA — REDEMPTION RIGHTS” IN THE PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS. MORINGA PUBLIC SHAREHOLDERS HOLDING CURRENTLY OUTSTANDING SHARES MAY EXERCISE REDEMPTION RIGHTS REGARDLESS OF WHETHER THEY ARE ENTITLED TO VOTE ON THE BUSINESS COMBINATION AGREEMENT PROPOSAL OR MERGER PROPOSAL.

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Holisto, constitutes a prospectus of Holisto under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to (i) the Holisto Ordinary Shares to be issued to Moringa shareholders in connection with the consummation of the Merger, (ii) the Holisto Warrants to be issued to holders of Moringa Warrants in connection with the consummation of the Merger, and (iii) the Holisto Ordinary Shares underlying the Holisto Warrants, in each instance, if the Merger is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, with respect to the Meeting of Moringa at which Moringa shareholders will be asked to consider and vote upon proposals to approve the Business Combination Agreement and to approve the Plan of Merger and the related Transactions by adopting the Business Combination Agreement Proposal and Merger Proposal and, if necessary or desirable to permit further solicitation of proxies if there are not sufficient shares being present to constitute a quorum for the Meeting or insufficient votes to approve the Business Combination Agreement Proposal or the Merger Proposal or otherwise, including to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to Moringa’s shareholders, the Adjournment Proposal.

Unless otherwise indicated or the context otherwise requires, all references in this proxy statement/prospectus to the terms “Holisto” and the “Company” refer to Holisto Ltd., together with its subsidiaries. All references in this proxy statement/prospectus to “Moringa” refer to Moringa Acquisition Corp.

You should rely only on the information contained or incorporated by reference into this proxy statement/ prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to Moringa shareholders nor the issuance by Holisto of its Holisto Ordinary Shares or warrants in connection with the Merger will create any implication to the contrary.

Information in this proxy statement/prospectus relating to the number of Holisto Ordinary Shares and per share information after giving effect to the Business Combination, unless otherwise provided, reflects the capitalization of Holisto after giving effect to the Capital Restructuring described in this proxy statement/prospectus.

EXCHANGE RATE PRESENTATION

Certain amounts described herein have been expressed in U.S. dollars for convenience and, when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein due to intervening exchange rate fluctuations.

Discrepancies in any table in this proxy statement/prospectus between totals and sums of the amounts listed are due to rounding. Certain amounts and percentages have been rounded; consequently, certain figures may add up to be more or less than the total amount and certain percentages may add up to be more or less than 100% due to rounding. In particular and without limitation, amounts expressed in millions contained in this proxy statement/prospectus have been rounded to a single decimal place for the convenience of readers.

Certain amounts described herein have been expressed in U.S. dollars. Monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) No. 830 “Foreign Currency Matters.” Amounts presented in U.S. dollars reflect the exchange rate used in the applicable financial statements, which may be different for the current exchange rate.

INDUSTRY AND MARKET DATA

In this proxy statement/prospectus, we present industry data, information and statistics regarding the markets in which Holisto competes as well as publicly available information, industry and general publications and research and studies conducted by third parties. This information is supplemented where necessary with Holisto’s own internal estimates, taking into account publicly available information about other industry participants and Holisto’s management’s judgment where information is not publicly available. This information appears in “Summary of the Proxy Statement/Prospectus”, “Holisto’s Management’s Discussion and Analysis of Financial Condition and Results of Operation”, “Information About the Companies — Holisto’s Business” and other sections of this proxy statement/prospectus.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors”. These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

Moringa and Holisto own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their businesses. In addition, their names, logos and website names and addresses are their trademarks or service marks. Other trademarks, trade names and service marks appearing in this proxy statement/prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/prospectus are listed without the applicable “©,” “SM” and “TM” symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “Holisto” and the “Company” refer to Holisto Ltd., a company organized under the laws of Israel, the term “Moringa” refers to Moringa Acquisition Corp, a Cayman Islands exempted company, and “Merger Sub” refers to Holisto MergerSub, Inc., a Cayman Islands exempted company and a direct, wholly-owned subsidiary of Holisto.

In addition, in this proxy statement/prospectus:

“2022 Plan” means the new equity incentive plan for Holisto pursuant to which Holisto may grant equity-based incentive awards to attract, motivate and retain the talent for which it competes, such plan to be in substantially the form filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

“Adjournment Proposal” means the proposal to adjourn the Meeting of the shareholders of Moringa to a later date or dates, if necessary or desirable, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve the Business Combination Agreement Proposal or the Merger Proposal.

“Amended and Restated Registration Rights Agreement” means the first amendment to be entered into with respect to the Founder Registration Rights Agreement pursuant to which Holisto agreed to assume the obligations of Moringa under the Founder Registration Rights Agreement.

“bookings” means hotel room reservations placed by travelers on the Holisto Platform.

“Broker Non-Vote” means the failure of a Moringa shareholder who holds shares in “street name” through a broker or other nominee, to give voting instructions to such broker or other nominee.

“Business Combination” refers, collectively, to the Merger and the other Transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of June 9, 2022, as amended on August 17, 2022 and on January 1, 2023, by and among Moringa, Holisto and Merger Sub, as such agreement may be amended or otherwise modified from time to time in accordance with its terms.

“Business Combination Agreement Proposal” means the proposal to adopt and approve the Business Combination Agreement and approve the Transactions contemplated thereby.

“Capital Restructuring” means the Capital Restructuring that will be effected by Holisto prior to the Closing, but subject to the completion of the Closing, of its outstanding equity securities so that the only class of outstanding equity of Holisto will be Holisto Ordinary Shares (along with certain outstanding options and warrants to purchase Holisto Ordinary Shares which will remain outstanding after the Capital Restructuring). To effect the Capital Restructuring, (i) warrants to purchase Holisto Preferred A Shares that have been duly exercised as of immediately prior to the Closing, will be exercised into Holisto Preferred A Shares in accordance with their terms, totaling 18,438 Holisto Preferred A Shares into which all Exercised Warrants shall be exercised; (ii) each Old SAFE Agreement will be converted automatically into Holisto Ordinary Shares in accordance with the terms of the Old SAFE Agreements, totaling 53,204 Holisto Ordinary Shares into which all Old SAFE Agreements shall be exercised; (iii) each Holisto Preferred Share (totaling 279,723 shares) and Holisto Ordinary A Share (totaling 65,814 shares) will be converted into an aggregate number of 422,774 Holisto Ordinary Shares in accordance with their terms with the result that only Holisto Ordinary Shares will be outstanding, in the aggregate number of 537,156 (including all Holisto Ordinary Shares outstanding prior to giving effect to the actions described in sub-paragraphs (i), (ii) and (iii) above); (iv) Holisto will then effect a share split, to become effective immediately prior to the Closing, and subject to the effectiveness of the Merger, pursuant to which each Holisto Ordinary Share outstanding as of immediately prior to the effective time of the Merger (but after the exercises and conversions described above, and excluding and prior to the issuance of any shares pursuant to New SAFE Agreements will be converted into an aggregate number of 34,941,071 Holisto Ordinary Shares computed by (A) multiplying each such Holisto Ordinary Share by (B) the Conversion Ratio; and (v) with respect to outstanding options and warrants to purchase Holisto Ordinary Shares that are not exercised as part of the Capital Restructuring (and do not expire by their terms upon an IPO (as defined therein) or otherwise upon the Closing), the number of Holisto Ordinary Shares issuable upon exercise of those securities, as well as the exercise price of those securities, will be adjusted to reflect the share split and in accordance with the Conversion Ratio.

“Cayman Islands Companies Act” means the Companies Act (As Revised) of the Cayman Islands, as the same may be amended from time to time.

“Closing” means the closing of the Business Combination.

“Conversion Ratio” means the conversion ratio which is equal to 65.0483 and which is obtained by (i) first, dividing Holisto valuation of $400 million plus the amount actually invested pursuant to the New SAFE Agreements by $10.00 per share, (ii) second, subtracting the number of shares issued pursuant to the New SAFE Agreements from the result of the immediately preceding sub-clause (i), and (iii) third, dividing the resulting remainder of the immediately preceding sub-clause (ii) by the Total Holisto Shares.

“Combined Company” refers to Holisto after the closing of the Merger.

“Company Valuation” means the sum of $400,000,000, plus the amount actually invested in the Company pursuant to the New SAFE Agreements.

“Continuing Holisto Warrants” means Outstanding Holisto Warrants which (1) are not required by their terms to be exercised in connection with the Merger and (2) are not exercised at the election of the holder thereof prior to the consummation of the Capital Restructuring.

“customer(s)” means a general and wide audience of leisure travel customers, who are not identified by specific characteristics, who book hotel rooms on the Holisto Platform. In addition, for accounting purposes only, the term “customer(s)” includes hotel service provides who pay a commission to Holisto.

“Deadline Date” means the date on (or following) which Moringa or Holisto may terminate the Business Combination Agreement if the conditions to Closing have not been satisfied by such time; provided, however, that such right to terminate shall not be available to a Party if the breach or violation by such Party or its affiliates was the direct or proximate cause of the failure of the conditions to Closing to be satisfied on or before the Deadline Date. Such date is January 1, 2023, which date may be extended by the written mutual agreement of Moringa and the Company if the conditions to Closing have not been satisfied by such time.

“EBC” means EarlyBirdCapital, Inc., the representative of the underwriters of Moringa’s IPO.

“Effective Time” means the effective time of the Merger pursuant to the Business Combination Agreement.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exercising Holisto Warrants” means Outstanding Holisto Warrants, other than the Continuing Holisto Warrants, which have been exercised prior to or as a part of the Capital Restructuring.

“Existing Holisto Articles” means the Amended and Restated Articles of Association of Holisto in effect on the date of this proxy statement/prospectus.

“Existing Holisto Shareholders” means shareholders of Holisto who will hold after closing of the Business Combination, in the aggregate and after giving effect to the Capital Restructuring, a total of 34,941,071 Holisto Ordinary Shares, which results from applying the Conversion Ratio to the following: (i) 18,438 issued pursuant to the exercise of the Exercised Warrants; (ii) 53,204 Holisto Ordinary Shares issued pursuant to the conversion of each Old SAFE Agreement; (iii) 279,723 Holisto Ordinary Shares issued pursuant to the conversion of 279,723 Holisto Preferred Shares; (iv) 65,814 Holisto Ordinary Shares issued pursuant to the conversion of 65,814 Holisto Ordinary A Share; and (v) 119,977 Holisto Ordinary Shares outstanding immediately prior to the Capital Restructuring.

“Existing Moringa Articles” means Moringa’s amended and restated memorandum and articles of association as in effect on the date of this proxy statement/prospectus, which reflects the Extension.

“Extension” means the extension of the date by which Moringa has to consummate a business combination from February 19, 2023 to August 19, 2023, as approved by Moringa’s shareholders at the Moringa Extension Meeting on February 9, 2023.

“Extension Period” means the period from February 19, 2023 to August 19, 2023 (or until such earlier termination date as is determined by Moringa’s board of directors).

“Founder Lock-up Agreements” means the lock-up agreements, dated June 9, 2022, pursuant to which the Sponsor agreed to certain restrictions on the sale of the Holisto Ordinary Shares to be issued to the Sponsor pursuant to the Business Combination Agreement in addition to the restrictions set forth in the Letter Agreement.

“Founder Registration Rights Agreement” means the registration rights agreement, dated as of February 19, 2021, pursuant to which Moringa granted registration rights to the Sponsor and EBC.

“Founder Shares” means the 2,875,000 Moringa Class B Ordinary Shares initially purchased by the Sponsor for an aggregate of $25,000 in a private placement prior to the IPO.

“Holisto Lock-up Agreement” means the agreements dated as of June 9, 2022, pursuant to which certain of Holisto’s principal shareholders agreed not to sell Holisto shares, subject to specified release provisions, during the six-month period commencing on the Closing Date.

“Holisto Ordinary Shares” means Holisto’s ordinary shares, with a par value of NIS 0.01 per share, having one vote per share. The par value of the Holisto Ordinary Share may be adjusted in connection with the Capital Restructuring.

“Holisto Ordinary A Shares” means Holisto’s ordinary A shares, with a par value of NIS 0.01 per share.

“Holisto Preferred Shares” means Holisto’s preferred A shares with a par value of NIS 0.01 per share (“Holisto Preferred A Shares”), Holisto’s preferred A-1 shares with a par value of NIS 0.01 per share (“Holisto Preferred A-1 Shares”) and Holisto’s preferred A-2 shares with a par value of NIS 0.01 per share (“Holisto Preferred A-2 Shares”).

“Holisto Shareholder Approval Matters” means (i) the adoption and approval of the Business Combination Agreement the ancillary agreements to which Holisto is a party, the Merger and the other Transactions; (ii) the approval of the Restated Holisto Articles and the Capital Restructuring; (iii) the adoption and approval of the 2022 Plan, and modifications to the existing Holisto equity incentive plan; (iv) the adoption and approval of material compensation terms to be included in new employment agreements with certain senior employees of Holisto and of the wholly owned US subsidiary of Holisto — Splitty Travel Inc.; (v) the appointment of the members of the Post-Closing Board of Directors of Holisto; (vi) the issuance of (w) the Holisto Ordinary Shares and Holisto Warrants pursuant to the Business Combination Agreement, including (x) the issuance of Holisto Ordinary Shares upon exercise of the Holisto Warrant, (y) the issuance of Holisto Ordinary Shares upon conversion of the Investor Note and exercise of the Financing Warrants, and (z) the issuance of Holisto Ordinary Shares pursuant to the New SAFE Agreements and any other agreement entered into by Holisto or Moringa (with the approval of Holisto) in connection with the Merger; and (vii) such other matters as Holisto and Moringa have mutually determined to be necessary or appropriate in order to effect the Transactions.

“Holisto Warrants” means the warrants to purchase Holisto Ordinary Shares to be issued to the holders of Moringa Warrants in connection with the consummation of the Merger.

“hotel service providers” means wholesalers, OTAs and global distributions systems with which Holisto has agreements, pursuant to which Holisto has access to the hotel service providers’ inventory of available hotel rooms, and Holisto can offer the hotel rooms to its travel customers. Hotel service provides do not include hotels or hotel chains.

“IIA” means the Israeli Innovation Authority of the Ministry of Economy and Industry, previously known as the Israeli Office of the Chief Scientist.

“Illustrative Redemption Scenario” means a scenario in which Moringa Public Shareholders elect to have 50% of the currently outstanding Moringa Public Shares redeemed in connection with the Business Combination, constituting the halfway point between a Maximum Redemption Scenario and a scenario in which there are no further redemptions.

“IPO” means the initial public offering of Units of Moringa, pursuant to its prospectus dated February 16, 2021.

“Israeli Companies Law” or the “Companies Law” means the Israeli Companies Law, 5759-1999, and the regulations promulgated thereunder, as amended.

“Letter Agreement” means the Letter Agreement dated February 16, 2021, by and among Moringa, its officers and directors and the Sponsor, pursuant to which the Sponsor and Moringa’s officers and directors agreed, among other things, to vote in favor of any proposed business combination, not to seek any redemption of any Moringa Ordinary Shares owned by them (other than with respect to any Moringa Public Shares they may hold if Moringa fails to consummate a business combination within the required time period), and to certain lock-up provisions.

“Maximum Redemption Scenario” assumes that in connection with the Business Combination, Moringa Public Shareholders will exercise their redemption rights with respect to all remaining outstanding Moringa Public Shares other than 64,899 Moringa Public Shares Moringa believes will enable the Holisto to meet the appliable Nasdaq initial listing requirements. For the purposes hereof, the amount that will remain in the Trust Account under the Maximum Redemption Scenario does not include any interest incurred.

“Meeting” means the extraordinary general meeting of Moringa, to be held virtually on            , 2023 at            , Eastern time, accessible at https://www.cstproxy.com/moringaac/2023 and, for the purposes of Moringa’s Amended and Restated Memorandum and Articles of Association, at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan, Israel 5250608, or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed.

“Merger” means the merger of Merger Sub with and into Moringa, with Moringa surviving the merger and in connection therewith, becoming a wholly-owned subsidiary of Holisto, along with the other transactions contemplated by the Business Combination Agreement.

“Merger Proposal” means the proposal to be presented at the Meeting to approve the Plan of Merger pursuant to which (i) immediately prior to the consummation of the Business Combination, the Existing Moringa Articles will be amended in order to delete the Net Tangible Asset Requirement, (ii) Merger Sub will be merged with and into Moringa, with Moringa as the Surviving Corporation and in connection therewith, becoming a wholly-owned subsidiary of Holisto following the issuance by Moringa of Ordinary Shares to Holisto, (iii) the Existing Moringa Articles will be amended and restated to eliminate provisions that relate to Moringa’s status as a SPAC, include provisions that are appropriate for a privately owned company, including an authorized share capital of 100 Ordinary Shares and a change in the name of Moringa to Holisto Inc.

“metasearch” or “metasearch website” means a price comparison website for travelers, sourcing, by generating numerous algorithms, a variety of flights and hotels prices from different online travel agencies.

“Moringa Class A Ordinary Shares” means Class A ordinary shares, par value $0.0001 per share in the capital of Moringa.

“Moringa Class B Ordinary Shares” means Class B ordinary shares, par value $0.0001 per share in the capital of Moringa.

“Moringa Extension Meeting” means the extraordinary general meeting in lieu of 2022 annual general meeting of Moringa held (following adjournment) on February 9, 2023, at which the Extension was approved by Moringa’s shareholders.

“Moringa Ordinary Shares” means Moringa Class A Ordinary Shares and Moringa Class B Ordinary Shares.

“Moringa Private Units” means the Units sold to the Sponsor and EBC in private placements in connection, and concurrently, with the initial closing of the IPO and the additional closing following the underwriters’ full exercise of the over-allotment option.

“Moringa Private Warrants” means the Moringa Warrants included in the Moringa Private Units or otherwise sold in a private placement and include any Moringa Warrants issued upon conversion of any working capital loans which the Sponsor or an affiliate of the Sponsor may make to Moringa.

“Moringa Public Shares” means the 2,589,567 Moringa Class A Ordinary Shares issued and sold to the public as part of the Moringa Public Units sold in the IPO that are outstanding following the redemption of 8,910,433 Moringa Public Shares in connection with the Moringa Extension Meeting.

“Moringa Public Shareholders” means the holders of the Moringa Public Shares.

“Moringa Public Units” means the Moringa Units sold to the public in the IPO.

“Moringa Public Warrants” means Moringa Warrants included in the Moringa Public Units sold in the IPO.

“Moringa Representative Shares” means the 100,000 Moringa Class A Ordinary Shares issued and sold prior to the IPO to the representative of the underwriters of the IPO for a nominal aggregate price of $10.

“Moringa Units” means units issued and sold in the IPO (“Moringa Public Units”) or in the concurrent private placements (“Moringa Private Units”), each consisting of one Moringa Class A Ordinary Share and one-half of one Moringa Warrant.

“Moringa Warrant” means a warrant to purchase one Moringa Class A Ordinary Share at a price of $11.50 per share, which may be either a Moringa Public Warrant or a Moringa Private Warrant.

“New SAFE Agreements” means those Simple Agreement for Future Equity (SAFE) agreements entered into on or prior to the date of the Business Combination Agreement, as amended, pursuant to which investors invested (or committed to invest) in the Company, an aggregate amount of approximately $5.06 million, and any similar agreements entered into subsequent to the date of the Business Combination Agreement.

“Nasdaq” means the Nasdaq Stock Market.

“Net Tangible Asset Requirement” means the minimum amount of tangible assets (after deducting liabilities) that the Combined Company is currently required to have in order for the parties to consummate the Business Combination under the Existing Moringa Articles, which is at least $5,000,001, prior to the payment of Moringa’s and Holisto’s Transaction Expenses and other liabilities due at the Closing.

“No Additional Redemption Scenario” means a scenario in which no additional (beyond those who elected in connection with the Moringa Extension Meeting) Moringa Public Shareholder elects to have his or her Public Shares redeemed in connection with the Merger.

“Old SAFE Agreement” means the Simple Agreements for Future Equity (SAFE) in the aggregate principal amount of $2 million which were outstanding as of the date of the Business Combination Agreement (excluding, for the avoidance of doubt, any New SAFE Agreement).

“OTA(s)” means online travel agencies, which engage in the online distribution or sale of hotel bookings.

“Outstanding Holisto Options” means outstanding options to purchase Holisto Ordinary Shares issued pursuant to Holisto’s existing option plans that are outstanding on the date of the Capital Restructuring.

“Outstanding Holisto Warrants” means the warrants issued by Holisto which are outstanding on the date of the Business Combination Agreement which give the holders the right to purchase Holisto Preferred Shares.

“Plan of Merger” means the plan of merger included as Annex B to the proxy statement/prospectus pursuant to which Merger Sub is merged with and into Moringa and the Existing Moringa Articles are amended and restated to eliminate provisions that relate to Moringa’s status as a SPAC, include provisions that are appropriate for a privately owned company, including an authorized share capital of 100 ordinary shares, and a change in the name of Moringa to Holisto Inc.

“Post-Closing Board of Directors” means the board of directors of Holisto composed of seven directors, consisting of four directors designated by Holisto, at least two of whom will be considered independent under Nasdaq requirements; one director designated by Moringa, and two independent directors (under Nasdaq requirements) mutually agreed upon by Holisto and Moringa.

“Post-Redemption SPAC Share Number” means the number of Moringa Public Shares outstanding following the exercise by the Moringa Public Shareholders of their right to redemption.

“Public Market Value Requirement” means the Nasdaq Global Market “Market Value Standard” listing requirement to have unrestricted publicly held shares (after including Holisto Ordinary Shares held by non-affiliates of the Combined Company that may be sold under Rule 144 of the Securities Act) with a market value of at least $20 million.

“Redemption” means the redemption of Moringa Public Shares in connection with the Merger pursuant to the right of the holders of Moringa Public Shares to have their shares redeemed in accordance with the procedures set forth in the Existing Moringa Articles and as described in this proxy statement/prospectus.

“Redemption Price” means the amount per share payable to with respect to each Moringa Public Share that is redeemed pursuant to the Existing Moringa Articles.

“Restated Holisto Articles” means the amendment and restatement of the Existing Holisto Articles, in the form attached to this proxy statement/prospectus as Annex H and approved by the Holisto shareholders.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securities Purchase Agreement” means the Securities Purchase Agreement dated June 9, 2022 among Holisto, Moringa and the SPA Investor pursuant to which the SPA Investor was to purchase from Holisto, for $30 million: (i) a convertible note, in a principal amount of $30 million (the “Investor Note”), and (ii) a warrant to purchase 1,363,636 Holisto Ordinary Shares at an initial exercise price of $11.50 per share (the “Financing Warrant”), which agreement was terminated on September 5, 2022, as described under “Proposal No. 1 — The Business Combination Agreement Proposal — Termination of Convertible Debt Financing”.

“SPA Investor” means the non-affiliated fund investor that was a party to the Securities Purchase Agreement.

“Sponsor” means Moringa Sponsor, L.P., a Cayman Islands exempted limited partnership, including, where applicable, its affiliates (including Moringa’s initial shareholder, Moringa Sponsor US L.P., a Delaware limited partnership, which is a wholly owned subsidiary of the Sponsor).

“Total Holisto Shares” means the total number of outstanding shares or other equity securities of Holisto, on a fully diluted basis, as of immediately prior to the Effective Time, including (x) the number of Holisto Ordinary Shares outstanding following the Capital Restructuring (but excluding the number of Holisto Ordinary Shares issued upon conversion of the New SAFE Agreements), and (y) the maximum number of Holisto Ordinary Shares issuable upon the exercise of Continuing Holisto Warrants and Outstanding Holisto Options, but specifically excluding (i) the unallocated and unpromised options of Holisto at the Effective Time (which shall automatically terminate and expire at the Effective Time), (ii) (A) such equity awards under a new equity plan of Holisto to become effective at the Effective Time, granted pursuant to the new employment agreements, to become effective at the Effective Time, of the founders of Holisto (each, in accordance with the terms and in the amounts set forth in Schedule 1 to the Business Combination Agreement (such Schedule 1 includes RSUs and PRSUs and “earn-out” options to be granted to the founders of Holisto in accordance with the terms and in the amounts set forth therein) and as further specified in such new employment agreements) and (B) such other equity awards under a new equity plan of Holisto to become effective at the Effective Time that are specified in the aforementioned Schedule 1 (in accordance with the terms and in the amounts set forth therein), and (iii) any Holisto Ordinary Shares reserved for issuance under a new equity plan of Holisto to become effective at the Effective Time, that remain unallocated and are not promised for issuance immediately prior to the Effective Time.

“Transaction” or “Transactions” means the transactions contemplated by the Business Combination Agreement to occur at or immediately prior to the Closing, including the Capital Restructuring and the Merger.

“Transaction Expenses” means all fees and expenses of any of Holisto or Moringa incurred or payable as of the Closing and not paid prior to the Closing in connection with the consummation of the Transactions, including, without limitation, any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of Moringa or Holisto, including any all deferred expenses (including fees and commissions payable to underwriter of Moringa’s IPO).

“Transfer Agent” means Continental Stock Transfer & Trust Company, the transfer agent to Moringa prior to the Closing and the transfer agent for Holisto following the Closing.

“Trust Account” means the trust account that holds the proceeds of the IPO and certain proceeds from the concurrent sale of the Moringa Private Units.

“U.S. dollar”, “USD,” “US$” and “$” mean the legal currency of the United States.

“U.S. GAAP” means generally accepted accounting principles in the United States.

“U.S.” means the United States of America.

“U.S. Dollars”, “USD,” “US$” and “$” mean the United States dollars, the legal currency of the United States.

“Warrant Agreement” means that certain warrant agreement, dated as of February 19, 2021, between Moringa and Continental Stock Transfer & Trust Company.

SUMMARY OF THE MATERIAL TERMS OF THE TRANSACTIONS

The descriptions below of the material terms of the Transactions are intended to be summaries of such terms. Such descriptions do not purport to be complete and are qualified in their entirety by reference to the terms of the agreements themselves.

Pursuant to the Business Combination Agreement:

•        Merger Sub will merge with and into Moringa, with Moringa surviving as a wholly-owned subsidiary of Holisto;

•        Moringa Units, to the extent not previously separated, will be separated in accordance with the Unit Separation; the Class B ordinary shares of Moringa will be exchanged for Moringa Class A ordinary shares; the Class A ordinary shares of Moringa will be exchanged for Holisto Ordinary Shares as described below;

•        each Moringa warrant will be converted into one Holisto warrant with the same terms (including exercise price and expiration date) as in the Moringa warrants, except that each Holisto warrant will represent the right to acquire Holisto ordinary shares in lieu of Moringa Class A ordinary shares; and

•        Moringa will amend and restate its amended and restated memorandum and articles of association (i) to eliminate provisions relating to Moringa’s status as a SPAC, (ii) to include provisions that are appropriate for a private company, including an authorized capital of 100 ordinary shares, and (iii) to change Moringa’s name to Holisto Inc.

The number of Holisto Ordinary Shares to be received in exchange for each Moringa Class A ordinary share in the Merger will depend on whether the share is a Moringa Public Share or whether the share was issued other than as part of Moringa’s IPO:

(i)     each Moringa Class A ordinary share held by the Sponsor and the representative of the underwriters for Moringa’s IPO, including Class A ordinary shares issued upon conversion of Moringa Class B ordinary shares, which represent all of Moringa Ordinary Shares that were not issued to the public in the IPO, will automatically become and be exchanged for one Holisto Ordinary Share; and

(ii)    each Moringa Public Share that is not redeemed for cash from the Trust Account pursuant to the Existing Moringa Articles shall automatically become and be exchanged for the right to receive 1.6 Holisto Ordinary Shares. This reflects the maximum ratio for each Moringa Public Share exchanged in the Merger under the Business Combination Agreement, since in excess of 75% of Moringa Public Shares were redeemed at the Moringa Extension Meeting. The purpose of the enhanced share consideration payable to non-redeeming holders of Moringa Public Shares pursuant to the Business Combination is to encourage shareholders not to redeem those shares. Non-redeeming Moringa Public Shareholders will be issued these applicable additional Holisto Ordinary Shares on a pro rata basis to their shareholdings, and these shares are being registered under this registration statement of which this proxy statement/prospectus forms a part.

Prior to the Closing, but subject to the completion of the Closing, Holisto will effect the Capital Restructuring in respect of its outstanding equity securities so that the only class of outstanding equity of Holisto will be Holisto Ordinary Shares (along with certain outstanding options and warrants which will remain outstanding after the Capital Restructuring). To effect the Capital Restructuring, (i) warrants to purchase Holisto Preferred Shares that have been duly exercised as of immediately prior to the Closing will be exercised for Holisto shares in accordance with their terms; (ii) each existing Simple Agreement for Future Equity (“SAFE”) that is outstanding for Holisto securities as of the date of the Business Combination Agreement (excluding any New SAFE Agreements, which were entered into on or prior to or following the date of the Business Combination Agreement for a total of $5,060,694) will be converted automatically into Holisto Ordinary Shares in accordance with the terms of such SAFE agreements; (iii) the Preferred Shares and Ordinary A Shares of Holisto (including Preferred Shares issuable upon exercise of warrants that are exercised as part of the Capital Restructuring) will be converted into Holisto Ordinary Shares in accordance with their terms with the result that only Holisto Ordinary Shares will be outstanding. Holisto will then effect a share split, to become effective immediately prior to the Closing, and subject to the effectiveness of the Merger, pursuant to which each Holisto Ordinary Share outstanding as of immediately prior to the effective time of the Merger (but after the exercises and conversions described above, and excluding and prior to the issuance of any shares pursuant to the New SAFE Agreements) will be converted into the number of Holisto Ordinary Shares computed by (A) multiplying each such Holisto Ordinary Share by (B) the Conversion Ratio described below; and (iv) with respect to outstanding options and warrants to purchase Holisto Ordinary Shares that are not exercised as part of the Capital Restructuring (and do not expire by their terms upon an IPO (as defined therein) or otherwise upon the Closing), the number of Holisto Ordinary Shares issuable upon exercise of those securities, as well as the exercise price of those securities, will be adjusted in accordance with the Conversion Ratio. The Conversion Ratio is obtained by (i) first, dividing Holisto valuation of $400 million plus the amount actually invested pursuant to the New SAFE Agreements by $10.00, (ii) second, subtracting the number of shares issued pursuant to the New SAFE Agreements from the result of the immediately preceding sub-clause (i), and (iii) third, dividing the resulting remainder of the immediately preceding sub-clause (ii) by the Total Holisto Shares. The Business Combination Agreement does not provide for any adjustments to the Holisto valuation.

The Business Combination Agreement, including the representations, warranties, covenants and closing condition as well as other agreements that are to be executed at the closing, are described in “Proposal No. 1 — The Business Combination Agreement Proposal — Description of the Business Combination Agreement” which begins on page 99. The Business Combination Agreement, as well as the agreements that are being executed in connection with the Merger are filed as exhibits to the registration statement of which this proxy statement/prospectus is a part, and the description in this proxy statement/prospectus is qualified in its entirety by the reference to the various agreements.

SUMMARY OF RISK FACTORS

Holisto’s business and its ability to execute its strategy, the proposed Merger, and any investment in the securities of Holisto after the Transactions and the decision of the Moringa Public Shareholders whether to have their Moringa Public Shares redeemed, are subject to risks and uncertainties, many of which are beyond Moringa’s or Holisto’s control and will be beyond the control of the Combined Company. You should carefully consider and evaluate all of the risks and uncertainties with respect to any investment in the securities of the Combined Company, including, but not limited to, the following and those discussed under “Risk Factors.” Some of those risks include:

•        Holisto’s limited operating history and evolving business model make it difficult for you to evaluate its business and future prospects.

•        Holisto is likely to need additional funds in order to execute its business plan, and the extent of its cash requirements will be dependent upon the funds available from the Trust Account following redemption by the Moringa Public Shareholders, and the amount of funding may be substantial, particularly if Holisto does not have funding in place at the time of the closing. Any financing which Holisto may be able to obtain may result in significant dilution to the holders of Holisto Ordinary Shares, may include provisions which may have an adverse effect upon the price of the Holisto Ordinary Shares and may contain covenants which may affect the ability of Holisto to conduct is business in accordance with its business plan. Further, funds may not be available to Holisto when it needs them on reasonable, if any, terms, and if Holisto cannot raise sufficient additional funds when it needs them, it may not be able to develop its business or operations, and its business, prospects, financial condition and operating results may be severely impacted.

•        The report of Holisto’s independent registered public accounting firm includes a going concern qualification.

•        Holisto’s business is primarily conducted in the United States. As Holisto seeks to enter other markets it will incur significant startup costs, including marketing costs in each geographical area in which it seeks to generate business, with no assurance that it will generate sufficient revenue to cover such costs. Holisto will not have the funds for such expansion unless it receives sufficient funds from the Trust Account or any other financing agreements which Holisto may enter into either before or subsequent to the closing.

•        Declines or disruptions in the travel industry could adversely affect Holisto’s business and financial performance.

•        If market acceptance of Holisto’s products does not develop, or develops more slowly than Holisto expects, its business will be adversely affected, particularly if Holisto does not receive significant proceeds from the Business Combination.

•        The on-line travel market, in which Holisto competes, is characterized by rapid technological change, which requires Holisto to continue to develop new products and product innovations, and could adversely affect market adoption of its products.

•        The online travel market is very competitive and dominated by a number of well-known companies, many of which who provide a wider range of services that Holisto, whose business is limited to hotel reservations and does not include other reservations, such as airline tickets and car rentals.

•        The use of mobile devices, including phones and tablets, for making reservation is increasing. In order to attract business, Holisto’s competitors use mobile applications which make it easier for the traveler to use the competitor’s service. To the extent that Holisto does not maintain an application for mobile devices, Holisto will be at a disadvantage to its competitors who do offer their solutions through applications as well as directly from their websites.

•        The key to developing business is both for Holisto to offer the traveler a competitive price for a particular hotel in an easy-to-use manner and for the traveler to recognize that Holisto meets this need. If the traveler does not perceive that Holisto quickly and easily provides competitive rate and terms to meet his or her hotel needs, or if he or she finds Holisto’s websites difficult to use, travel customer use of Holisto’s websites will be adversely affected. Thus, Holisto plans to continually anticipate and address the needs of the consumer traveler. Holisto’s failure to do so may result is a loss of business which will affect its business, prospects, financial conditions and the results of its operations.

•        Holisto faces risks related to the growth rate and the global expansion of its business, including worldwide or regional economic conditions, exchange rate fluctuations, increases in cancellations of hotel bookings, adverse changes in travel market conditions and the competitiveness of the market, including conditions resulting from the Russian invasion of the Ukraine.

•        Holisto may experience difficulties in managing its growth and expanding its operations, as it needs to continue to improve its operational, financial and management controls, compliance programs and reporting systems, including its compliance programs, privacy, cybersecurity and anti-corruption and financial controls, and may not be successful in doing so.

•        Holisto’s business could be negatively affected by changes in online search and metasearch algorithms and dynamics or traffic-generating arrangements.

•        Holisto is dependent on providers of hotel accommodation to make its services available to consumers through the Holisto Platform and through the metasearch websites with whom Holisto works. To the extent any of those vendors and service providers cease to work with the services provided by Holisto or the metasearch websites which it uses, or use algorithms that have the effect of promoting other ways of hotel bookings, Holisto’s business, market share and results of operations could be harmed.

•        Certain of Holisto’s strategic arrangements could be terminated or may not materialize into long-term contracts.

•        Holisto is dependent on its founder and chief executive officer; the loss of his services and Holisto’s failure to hire additional qualified key personnel could harm Holisto’s business.

•        Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the variety of jurisdictions in which Holisto operates or which travelers who use Holisto’s platform may adversely impact its business, and such legal requirements are evolving, uncertain and may require improvements in, or changes to, Holisto’s policies and operations.

•        Holisto may not be able to adequately protect or enforce its intellectual property rights or prevent unauthorized parties from copying or reverse engineering its solutions and products. Holisto’s efforts to protect and enforce its intellectual property rights and prevent third parties from violating its rights may be costly.

•        In addition to patented technology, Holisto relies on its unpatented proprietary technology, trade secrets, processes and know-how, which it may not be able to protect.

•        Holisto’s business depends on continued and unimpeded access to the Internet by Holisto and its users. Internet access providers, particularly as Holisto seeks to develop its business outside of the United States, may be able to restrict, block, degrade, or charge for access to their products and services, which could lead to additional expenses and the loss of users.

•        Technology failures or cyberattacks on Holisto’s technology systems or Holisto’s ineffective response to technology failures or cyberattacks could disrupt Holisto’s operations and negatively impact Holisto’s reputation, business, financial condition, or results of operations.

•        Interruption, interference with or failure of Holisto’s information technology and communications systems could hurt its ability to effectively provide its services and offer its products, which could damage its reputation and harm its operating results.

•        Holisto may be exposed to liability if it fails to comply with the provisions of the U.S. Foreign Corrupt Practices Act and other U.S. and foreign anti-corruption anti-money laundering, privacy, export control, sanctions, and other trade laws and regulations.

•        Because Moringa’s Sponsor, officers and directors will lose their entire investment in Moringa if the Merger or an alternative business combination is not completed, and because Moringa’s Sponsor, officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses if the Merger is not completed, Moringa’s directors may have a conflict of interest in approving the merger with Holisto.

•        The Sponsor paid approximately (on average) $1.10 for each Moringa ordinary share, so if the market price of the Holisto Ordinary Shares following completion of the Business Combination drops to $1.11 per Holisto Ordinary Share, the Sponsor will still have a profit from the sale of its Holisto Ordinary Shares, while the Moringa Public Shareholders who do not redeem their Moringa Public Shares will recognize a significant decline in the value of their Moringa Ordinary Shares.

•        Subsequent to the consummation of the Merger, Holisto may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price

•        If, following the Merger, securities or industry analysts do not publish or cease publishing research or reports about Holisto, its business, or its market, or if they change their recommendations regarding the Holisto Ordinary Shares adversely, then the price and trading volume of the Holisto ordinary shares could decline.

•        The market price for the Holisto Ordinary Shares may be depressed by the terms of any financing which is likely to result in significant dilution or, if Holisto requires, but is not able to obtain necessary financing, by its failure to obtain necessary financing.

•        If there are significant redemptions of Moringa Public Shares, the public float of the Holisto Ordinary Shares following the completion of the merger will be thin, which may result in significant volatility with the purchase or sale of a small number of shares having a disproportionate effect on the market price for the stock.

•        The grant and future exercise of registration rights and sale by Holisto shareholders of their Holisto Ordinary Shares, including shares by shareholders subject to lock-ups upon expiration of their lock-ups, may adversely affect the market price of Holisto Ordinary Shares.

•        Approximately 77.5% of the Moringa Public Shares were redeemed in connection with the Moringa Extension Meeting, and to the extent there are further significant redemptions, the ability of Moringa to close the Merger and the ability of Holisto to operate following the Merger without significant additional financing may be materially impaired.

•        Moringa and Holisto each have the right to terminate the Business Combination Agreement, which may affect the decision of Moringa shareholders to approve the Extension or, if the Extension is approved, to approve the Business Combination Agreement.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

Q. Why am I receiving this proxy statement/prospectus?

A. Moringa and Holisto have agreed to pursue the Business Combination pursuant to the Business Combination Agreement that is described in this proxy statement/prospectus. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A and Moringa encourages its shareholders to read it in its entirety. Moringa’s shareholders are being asked to consider and vote upon proposals to approve the Business Combination Agreement and the Plan of Merger which, among other things, provide for Merger Sub to be merged with and into Moringa with Moringa being the surviving company in the Merger and becoming a wholly-owned subsidiary of Holisto, and the holders of Moringa Ordinary Shares and Moringa Warrants becoming holders of Holisto Ordinary Shares and Holisto Warrants, respectively, all as described in this proxy statement/prospectus. See “Proposal No. 1 — The Business Combination Agreement Proposal,” “Proposal No. 2 — The Merger Proposal,” and “The Business Combination Agreement.”

Q. What is covered by the Merger Proposal?

A. The Merger Proposal includes two elements both of which are being presented as a single proposal. The first is an amendment to the Moringa Existing Articles the eliminate the provision of Moringa’s Restated Articles to eliminate the provision that requires that Moringa have, either prior to or upon completion of the Business Combination net tangible assets of at least $5,000,001 and other related provisions. The second is the approval of the Plan of Merger. Thus, you will not be able to vote separately as to whether Moringa’s Existing Articles should be amended to remove the requirement that Moringa have, either immediately prior to or upon completion of the Business Combination of at least $5,000,001. If you vote to approve the Plan of Merger you will also be voting on the elimination of the minimum Net Tangible Asset Requirement.

Q. In addition to the Business Combination Agreement Proposal and Merger Proposal, what is being voted on at the Meeting?

A. In addition to the Business Combination Agreement Proposal and Merger Proposal, the Moringa shareholders may also be asked to consider and vote upon a proposal to adjourn the Meeting to a later date or dates to permit further solicitation and voting of proxies if, based upon the tabulated vote at the time of the Meeting, Moringa would not have sufficient votes for, or otherwise in connection with, the approval of the Business Combination Agreement Proposal or the Merger Proposal. See the section entitled “Proposal No. 3 — The Adjournment Proposal.”

Moringa will hold the Meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed Merger and the other matters to be acted upon at the Meeting. Shareholders should read this proxy statement/prospectus, including the documentation annexed hereto, carefully.

The vote of shareholders is important. Shareholders are encouraged to submit their completed proxy card as soon as possible after carefully reviewing this proxy statement/prospectus.

Q. Why is Moringa proposing the Merger?

A. Moringa was incorporated to effect a merger, capital stock exchange, asset acquisition or other business combination similar to the Merger with one or more businesses or entities.

On February 19, 2021, Moringa completed its initial public offering of 10,000,000 Moringa Units, with each unit consisting of one Moringa Class A Ordinary Share and one-half of one Moringa Warrant, with each whole Moringa Warrant entitling the holder thereof to purchase one Moringa Class A ordinary share at a price of $11.50. On March 3, 2021, Moringa consummated an additional closing for the IPO following the underwriters’ exercise in full of their over-allotment option to purchase an additional 1,500,000 Moringa Units. Moringa raised total gross proceeds of approximately $115,000,000 (in addition to funds raised from the sale of Moringa Private Units in concurrent private placements). Since the IPO, Moringa’s activity has been limited to the evaluation of business combination candidates and, since the execution of the Business Combination Agreement, to pursuing the consummation of the Business Combination.

Holisto, a company organized under the laws of the State of Israel, is a technology-based hotel booking platform that is harnessing the power of artificial intelligence (“AI”) to make travel more affordable and personalized for consumers. Holisto’s advanced AI technology leverages its holistic view of hotel rates and plans derived from multiple sources, including wholesalers, OTAs and global distribution systems to provide consumers with more affordable and personalized bookings. Holisto operates under multiple brands, including GoSplitty (www.GoSplitty.com), Traveluro (www.Traveluro.com), Holisto (www.Holisto.com) and Algotels (www.Algotels.com).

Based on Moringa’s due diligence investigations of Holisto and the industry in which it operates, including the financial and other information provided by Holisto in the course of its negotiations, Moringa believes that Holisto has an appealing growth profile and that the proposed Merger presents a compelling valuation. As a result, Moringa believes that a business combination with Holisto will provide Moringa shareholders with an opportunity to participate in the ownership of a company that it believes has significant growth potential. See the section entitled “Proposal No. 1 — The Business Combination Agreement Proposal — The Moringa Board of Directors’ Reasons for the Business Combination.”

Q. What is the effect of the elimination of provisions relating to the $5,000,001 Net Tangible Asset Requirement; how does the elimination of this provision benefit the Public Shareholders, and does the Sponsor believe that the surviving corporation following the Business Combination will have less than $5,000,001 net tangible book value?

A. The effect of the elimination of the provisions relating to the $5,000,001 Net Tangible Asset Requirement is as follows: (i) the elimination will enable Moringa to redeem all Moringa Public Shares that are submitted for redemption, even if such redemption reduces the amount held in the Trust Account below $5,000,001, and (ii) Holisto and Moringa may complete the Merger even if the net tangible book value of Moringa prior to the Closing and of the Combined Company following the Closing is less than $5,000,001, including the possibility that the Combined Company has a negative net tangible book value. The Sponsor believes that there is a real possibility that the Combined Company will have a net tangible book value which is less than $5,000,001 and that it may be a negative net tangible book value.

Q. How does Moringa expect that Holisto will meet the Nasdaq initial listing requirement under the Maximum Redemption Scenario?	A.
Q. What will happen in the Merger?

A.  The Existing Moringa Articles will first be amended, by a filing in the Cayman Islands, prior to the Closing, to eliminate the $5,000,001 net tangible assets provisions. Following receipt of evidence that the Existing Moringa Articles have been amended, the Closing will be held, following which the Plan of Merger, which will effect the merger of Merger Sub with and into Moringa, with Moringa continuing as a wholly-owned subsidiary of Holisto and changing its corporate name to Holisto Inc., will occur, and the Existing Moringa Articles will be amended and restated to eliminate provisions relating to Moringa’s status as a SPAC, to include provisions appropriate to a privately owned company and to change the company name to Holisto Inc. The Moringa Ordinary Shares held by Moringa’s shareholders which are not redeemed will be exchanged for Holisto Ordinary Shares and the Moringa warrants will be exchanged for Holisto warrants, as described below under “What will happen to Moringa’s securities upon consummation of the Merger?” While all Holisto legacy shares, together with Holisto warrants that will be exercised into 18,438 Holisto Ordinary Shares immediately prior to the Capital Restructuring and together with 53,204 Holisto legacy shares issued pursuant to the conversion of the Old SAFE Agreements, are to be converted into a total of 34,941,071 Holisto Ordinary Shares pursuant to the Capital Restructuring immediately prior to, and subject to, the closing of the Business Combination. The outstanding Holisto Ordinary Shares are not being registered in this registration statement on Form F-4 of which this proxy statement/prospectus forms a part. The registration statement only covers the Holisto Ordinary Shares and warrants that are being issued to the holders of Moringa Class A and Class B Ordinary Shares and Moringa warrants.

Q. What will happen to Moringa’s securities upon consummation of the Merger?

A. Moringa Units, Moringa Class A Ordinary Shares and Moringa Warrants, which are currently listed on Nasdaq under the symbols “MACAU,” “MACA” and “MACAW,” respectively, will cease trading upon consummation of the Merger, and will become and be, solely with respect to the Moringa Units, separated in accordance with the Unit Separation, and with respect to all outstanding Moringa Ordinary Shares and Moringa Warrants following such separation, exchanged for Holisto Ordinary Shares and Holisto Warrants, respectively, in accordance with the ratios described below. Holisto has applied for listing of the Holisto Ordinary Shares and Holisto Warrants on Nasdaq under the proposed symbols “HLST” and “HLSTW,” respectively, to be effective upon the consummation of the Merger. While trading on Nasdaq is expected to begin on the first business day following the consummation of the Merger, there can be no assurance that a viable and active trading market will develop. If the Holisto Ordinary Shares are not listed on Nasdaq, the Business Combination will not be completed, and Moringa will be liquidated. See “Risk Factors — Risks Related to the Combined Company Following the Business Combination” for more information.

(i)   Each Moringa Public Share will be entitled to receive 1.6 Holisto Ordinary Shares in the Merger. The Business Combination Agreement provides for a formula to determine the number of Holisto Ordinary Shares to be issued to the holders of Moringa Ordinary Shares. Under the formula, if 75% or more of the Moringa Public Shares are redeemed (which occurred in connection with the Moringa Extension Meeting), the ratio is 1.6 Holisto Ordinary Shares for each Moringa Public Shares. The issuance of all such Holisto Ordinary Shares pursuant to that exchange ratio is being registered under the registration statement of which this proxy statement/prospectus forms a part.

(ii)  The holders of the Moringa Class B Ordinary Shares, which will be converted into Moringa Class A Ordinary Shares, and the Class A Ordinary Shares owned by the Sponsor and EBC, which represent all of the Moringa Ordinary Shares that are not Moringa Public Shares, will receive one Holisto Ordinary Share for each Moringa Ordinary Share owned.

(iii) The holders of the Moringa Warrants will receive a Holisto Warrant to purchase such number of Holisto Ordinary Shares as is equal to the number of Moringa Class A Ordinary Shares that were issuable pursuant to the Moringa Warrants, at the same exercise price and for the same exercise period.

All Holisto legacy shares, together with Holisto warrants that will be exercised into 18,438 Holisto Ordinary Shares immediately prior to the Capital Restructuring and together with 53,204 Holisto legacy shares issued pursuant to the conversion of the Old SAFE Agreements, shall be converted into a total of 34,941,071 Holisto Ordinary Shares upon closing of the Business Combination, at the Conversion Ratio; however, such Holisto Ordinary Shares are not being registered in the registration statement on Form F-4 of which this proxy statement/prospectus forms a part.

Q. Are the proposals conditioned on one another?

A. Yes. The Merger Proposal and the Business Combination Proposal are each conditioned on the approval of the other. The Adjournment Proposal is not conditioned upon the approval of any other proposal.

Q: Are the rights that accompany the Moringa Ordinary Shares the same as the rights that accompany Holisto Ordinary Shares?

A. No. If the Merger is completed, holders of Moringa Ordinary Shares (currently shareholders of a Cayman Islands exempted company) will become holders of Holisto Ordinary Shares, and, as shareholders of an Israeli company, their rights will be governed by Holisto’s organizational documents and Israeli law, which differ from their current rights under Moringa’s organizational documents and Cayman Islands law. For a summary of the comparison of material rights of Holisto Ordinary Shares as compared to Moringa Ordinary Shares and material differences with respect to the corporate governance of Holisto organized in Israel from a company organized in the Cayman Islands, please see “Description of Holisto Securities” generally beginning on page 259, “Description of Holisto Securities — Anti-Takeover Provisions” beginning on page 265, and “Comparison of Corporate Governance and Shareholder Rights” beginning on page 271.

Q: Which material corporate governance changes are included in the Restated Holisto Articles of Association, following completion of the Business Combination?

A. At the effectiveness of the Merger, the rights of the holders of Holisto Ordinary Shares will be governed by Israeli law and the Restated Holisto Articles. The Restated Holisto Articles include, among other things, several corporate governance changes compared to the Existing Morigna Articles, including with respect to:

(i)     Requisite quorum for Holisto’s general meetings — under the Existing Morigna Articles, the requisite quorum is the holders of a majority of the shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum, while under the Restated Holisto Articles, the requisite quorum is two or more shareholders (not in default in payment of calls on shares) present in person or in proxy, together holding shares conferring in the aggregate at least 33⅓% of the voting power of Holisto; and in some cases, the quorum shall be two or more shareholders present in person or by proxy and holding shares conferring in the aggregate at least 25% of the voting power of Holisto.

(ii)    Classified board — under the Existing Morigna Articles, prior to the closing of a Business Combination, Moringa may by ordinary resolution of the holders of the Moringa Class B Ordinary Shares appoint any person to be a director and directors appointed to succeed those directors whose terms expire shall be appointed for a term of office to expire at the second succeeding annual general meeting after their appointment. Under the Restated Holisto Articles, Holisto’s board members shall be appointed by Holisto’s shareholders, all board members will serve as directors for 3 years or until such earlier time as such director’s office is vacated and all board members (except for external director, if any, to be elected and serve pursuant the terms of the Companies Law) shall be divided into three classes with staggered three-year terms.

(iii)   Veto rights/restrictive provisions — the Existing Morigna Articles do not include a list of matters which require the consent of specific members of Moringa’s shareholders. The Restated Holisto Articles include a list of matters which require the affirmative vote of the holders of at least 65% of the voting power of Holisto’s shareholders.

A summary comparison between the Existing Moringa Articles and the Restated Holisto Articles is included under the caption “Comparison of Corporate Governance and Shareholder Rights” on page 271 of this proxy statement/prospectus.

Q. What will be the relative equity stakes of Moringa’s public shareholders, the Sponsor, the representative of the underwriters of Moringa’s IPO (i.e., EBC) and Holisto’s existing shareholders in the Combined Company upon completion of the Merger?

A. The following table shows the number and percentage of Holisto Ordinary Shares to be held at the effective time of the Merger that will be held by (i) the holders of Moringa Public Shares, (ii) the Sponsor, (iii) EBC, the representative of the underwriters of Moringa’s IPO, (iv) the Holisto shareholders, assuming that no Moringa Warrants are exercised and (v) the Shares issuable to holders of New SAFE Agreements, in three alternate scenarios — No Additional Redemption Scenario, an Illustrative Redemption Scenario, and a Maximum Redemption Scenario.

	No Additional Redemption Scenario		Illustrative Redemption Scenario		Maximum Redemption Scenario(1)
	Shares	%	Shares	%	Shares	%
Moringa Public Shareholders(2)	4,143,307	9.6	2,071,654	5.1	103,838	0.3
Sponsor	3,227,857	7.5	3,227,857	7.9	3,227,857	8.3
Representative of the underwriters	127,143	0.3	127,143	0.3	127,143	0.3
Holisto shareholders(3)	34,941,071	81	34,941,071	85.1	34,941,071	89.4
New SAFE Shares(4)	674,760	1.6	674,760	1.6	674,760	1.7

____________

(1)      The Maximum Redemption Scenario assumes that all remaining outstanding Moringa Public Shares but 64,899 Moringa Public are redeemed.

(2)      The conversion ratio for each Moringa Public Share is 1.6 under each of the redemption scenarios.

(3)      Includes shares to be owned, after giving effect to the Capital Restructuring, by the current Holisto shareholders and the shares issuable at or immediately prior to the Closing pursuant to the Old SAFE Agreements, but not the New SAFE Agreements.

(4)      Shares issuable to holders of New SAFE Agreements.

Q. How do Moringa and Holisto expect that the Combined Company will meet the Nasdaq initial listing requirements under the Maximum Redemption Scenario?

A. The parties expect that the Combined Company will meet the Nasdaq initial listing requirements (for listing on the Nasdaq Global Market), including, most importantly:

(i) $20 Million Public Market Value Requirement — Holisto and Moringa expect that this requirement will be met as a result of existing holders of Holisto Ordinary Shares that are not affiliates of Holisto, and will not be affiliates of the Combined Company, that have held their securities for more than one year and will be eligible to sell their Holisto Ordinary Shares without restriction pursuant to Rule 144 of the Securities Act as of the consummation of the Business Combination. The value of these securities will be substantially greater than Nasdaq’s $20 million requirement.

(ii) 400 Unrestricted Round Lot Holder Requirement (each of which holds at least 100 shares, of which 200 holders need to hold unrestricted securities with a minimum value of $2,500) — Holisto and Moringa expect that there will be approximately 50 existing Holisto shareholders who will be non-affiliates of the Combined Company who will each hold more than 250 shares with expected value of $2,500 (based on an assumed price of $10.00 per share). Moringa will therefore need to ensure that it will have at least approximately 350 holders of its Class A ordinary shares that remain shareholders of the Combined Company upon consummation of the Business Combination in order to meet the 400 unrestricted round lot holder requirement. Approximately 150 of the 350 existing Moringa shareholders who are needed to remain as shareholders of the Combined Company will need to hold 250 or more Class A ordinary shares — i.e., 37,500 shares total, while the remaining 200 existing Moringa shareholders will each need to hold at least 100 shares (in order to qualify as round lot holders) — i.e. 20,000 shares in total. Moringa’s current share distribution does not fulfill these requirements. The parties expect that, notwithstanding the risks set forth in “Risk Factors,” investor interest will increase as the date of the Meeting approaches and Moringa and Holisto management teams meet with investors to present the details of the Business Combination and Holisto’s business. In addition, the parties expect to engage one or more investment banks to assist in marketing and investor outreach. While we cannot assure you these efforts will be successful, the parties expect that the Combined Company will satisfy Nasdaq’s unrestricted round lot holder requirement upon consummation of the Business Combination.

Q. What are the effective deferred underwriting fees as a percentage of the funds remaining in the Trust Account after redemption based on the level of redemptions?

A.  Pursuant to a business combination marketing agreement entered into in connection with Moringa’s IPO, $4,025,000 is payable to EBC, the representative of the underwriters of Moringa’s IPO, as an advisory fee upon completion of Moringa’s initial business combination, which fee is not affected by the size of such transaction or the level of redemptions associated therewith. The following table illustrates the effective deferred underwriting fee on a percentage basis for Moringa Ordinary Shares at each redemption level identified below.

	No Additional Redemption Scenario		Illustrative Redemption Scenario	Maximum Redemption Scenario
Unredeemed Moringa Public Shares	2,589,567		1,294,784	64,899
Trust proceeds to Combined Company	$26,454,000	(1)	13,506,165 (1)	558,350 (1)
Deferred Underwriting Fees	$4,025,000		4,025,000	4,025,000
Effective Deferred Underwriting Fees	$15.2%		29.8%	720.9%

____________

(1)      Assuming a redemption price of $10.00 per share plus accrued interest. The actual redemption price per share will be greater, due to (i) the Sponsor’s commitment to fund $80,000 per month and, up to a total of $480,000 in additional funds to the Trust Account during the Extension Period, which amounts will be included in the computation of the redemption price per Moringa Public Share that is redeemed in connection with the Business Combination, and (ii) interest earned on investments held in the Trust Account.

Q. What are the U.S. Federal income tax consequences of the Merger to U.S. holders of Moringa Ordinary Shares and/or Public Warrants?

A. As described more fully under the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Federal Income Tax Considerations of the Merger,” the Merger is intended to meet the relevant requirements provided in U.S. tax law to qualify the Merger as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) to U.S. Holders (as defined below) of Moringa Ordinary Shares and/or Moringa Warrants. However, since there is currently insufficient authority from the Internal Revenue Service that is factually on point with the Merger regarding satisfaction of all of the requirements under U.S. tax law allowing such tax-free treatment, the parties to the Merger can provide no assurance that treatment as a tax-free reorganization will result for the exchanging shareholders. Accordingly, there are significant factual and legal uncertainties as to whether the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

In addition, Section 367(a) of the Code and the Treasury regulations promulgated thereunder, in certain circumstances, may impose additional requirements for certain U.S. Holders to qualify for tax-deferred treatment with respect to the exchange of Moringa Ordinary Shares and/or Moringa Warrants in the Merger. Further, the application of the passive foreign investment company, or PFIC, rules to the Merger is unclear.

The tax consequences of the Merger are complex and will depend on your particular circumstances. For a more detailed discussion of the U.S. federal income tax considerations of the Merger for U.S. Holders of Moringa Ordinary Shares and/or Moringa Warrants, including the application of Section 367(a) of the Code and the PFIC rules, see the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Federal Income Tax Considerations of the Merger.” If you are a U.S. Holder whose Moringa Ordinary Shares and/or Moringa Warrants are exchanged in the Merger, you are urged to consult your tax advisor to determine the tax consequences thereof.

The summary above is qualified in its entirety by the more detailed discussion provided in the section entitled “Material U.S. Federal Income Tax Considerations.”
Q. What are the U.S. federal income tax consequences of exercising my redemption rights?

A. The U.S. federal income tax consequences of exercising your redemption rights depends on your particular facts and circumstances. Please see the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Holders Exercising Redemption Rights with Respect to Moringa Ordinary Shares” or “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders — Non-U.S. Holders Exercising Redemption Rights with Respect to Moringa Ordinary Shares” for additional information. You are urged to consult your tax advisors regarding the tax consequences of exercising your redemption rights.

Q. Did the Moringa board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Merger?

A. No. Moringa was not required to obtain such a valuation or fairness opinion. Under the Existing Moringa Articles and Cayman Islands law, Moringa is required to obtain an opinion that a business combination is fair to Moringa from a financial point of view only if the target business for a business combination is affiliated with the Sponsor, a Founder, a Director or an Officer of Moringa, in which event Moringa or a committee of Independent Directors would be required to obtain such an opinion from an independent investment banking firm or another valuation or appraisal firm that regularly renders fairness opinions on the type of target business Moringa is seeking to acquire that is a member of the United States Financial Industry Regulatory Authority or an independent accounting firm. Holisto lacks any of the foregoing relationships.

Q. How many votes do I have at the Meeting?

A. Moringa shareholders will have one vote per share (whether Class A Ordinary Shares or Class B Ordinary Shares) at the Meeting. Under the Existing Moringa Articles, all such shares shall vote together as a single class on all proposals at the Meeting.

Q. What vote is required to approve the proposals presented at the Meeting?

A. The resolution for approval of the Merger Proposal is a special resolution, being a resolution that may be passed by the vote of two-thirds of the votes of Moringa’s shareholders as, being entitled to do so, vote in person or by proxy at the Meeting, as a matter of Cayman Islands law provided a quorum is present. The resolutions for approval of Business Combination Agreement Proposal and the Adjournment Proposal are ordinary resolutions, each of which may be passed by a simple majority of the votes of shareholders of Moringa as, being entitled to do so, vote in person or by proxy at the Meeting, as set out in the Existing Moringa Articles.

Because the Sponsor owns 54.3% of the outstanding Moringa shares, the presence by the Sponsor constitutes a quorum at the Meeting. Accordingly, a Moringa shareholder’s failure to vote, as well as an abstention and a broker non-vote, will not have any effect on the outcome of the vote on the Business Combination Agreement Proposal, the Merger Proposal, or the Adjournment Proposal.

The Sponsor is a record holder and is entitled to vote an aggregate of 3,227,857 Moringa Ordinary Shares, or approximately 54.3% of the issued and outstanding Moringa Ordinary Shares. The Sponsor has agreed to vote all Moringa Ordinary Shares held by it and its affiliates, as of the Record Date, in favor of the Transactions, which includes the Business Combination Agreement Proposal, the Merger Proposal and, if presented, the Adjournment Proposal. Moringa would not need any issued and outstanding Moringa Class A Ordinary Shares that are not held by the Sponsor and its affiliated entities, to be voted in favor of the Business Combination Proposal. Depending on the number of Moringa Ordinary Shares which are not owned by the Sponsor that are present and voting on the Merger Proposal, the approval of between zero and 735,188 shares held by Moringa shareholders other than the Sponsor will be required for approval of the Merger Proposal.

Q. What constitutes a quorum at the Meeting?

A. A quorum is the minimum number of Moringa Ordinary Shares that must be present to transact a valid general meeting. The holders of a majority of all of the Moringa Ordinary Shares present in person or by proxy shall be a quorum. Abstentions will be counted as present for purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum. The Sponsor is the record holder and is entitled to vote an aggregate of 3,227,857 Moringa Ordinary Shares, which is 54.3% of the issued and outstanding Moringa Ordinary Shares. The Sponsor has agreed to be present at the Meeting to establish a quorum for the purpose of approving the proposals related to the Transactions. In addition to the Moringa Ordinary Shares held by the Sponsor, Moringa will not need any of the remaining issued and outstanding Moringa Class A Ordinary Shares that are not held by the Sponsor and its affiliated entities, to be present at the Meeting in order to establish a quorum.

Q. How do the insiders of Moringa intend to vote on the proposals?

A. The Sponsor is a record shareholder and is entitled to vote an aggregate of approximately 54.3% of the issued and outstanding Moringa Ordinary Shares. The Sponsor has agreed to vote any Moringa Ordinary Shares held by it, as of the Record Date, in favor of the Transactions.

Q. What interests do the Sponsor and the current officers and directors of Moringa have in the Merger?

A. When considering the recommendation of the Board that Moringa’s shareholders vote in favor of the approval of the Merger and the other Transactions, Moringa shareholders should be aware that Moringa’s directors and officers, and entities affiliated with them, have interests in the Business Combination that may be different from the interests of Moringa shareholders and may present a conflict of interest. These interests include:

•   under the terms of the Business Combination Agreement, one of the members of the post-Closing Board of Holisto shall be designated by Moringa prior to the Closing, which will be Ilan Levin, Moringa’s Director and Chief Executive Officer;

•   the continued indemnification of former and current directors and officers of Moringa and the continuation of directors’ and officers’ liability insurance after the Merger;

•   the Sponsor and directors and officers of Moringa have waived their right to redeem any of their Moringa Class A Ordinary Shares in connection with a shareholder vote to approve the Merger;

•   the Sponsor owns or has an economic interest in Moringa Ordinary Shares and in Moringa Warrants that it purchased in private placements prior to, or simultaneously with, the IPO for which it has no redemption rights in the event an initial business combination is not effected in the required time period;

•        the Sponsor of Moringa paid an aggregate of $25,000 for 2,875,000 Moringa Class B Ordinary Shares (i.e., the Founder Shares), which immediately prior to the Effective Time will convert into 2,875,000 Moringa Class A Ordinary Shares, subject to adjustment, and such securities will have a significantly higher value at the time of the Merger, estimated at approximately $           based on the reported closing price of $           per Moringa Class A ordinary share on Nasdaq on      , 2023;

•   the Sponsor of Moringa paid $3,528,570 for the 352,857 Moringa Private Units that it purchased, and each such Unit will separate into one Moringa Class A Ordinary Share and one-half Moringa Warrant that will convert into one Holisto Ordinary Share and one-half Holisto Warrant, respectively, at the closing of the Merger, and each such whole warrant will be exercisable commencing 30 days following the closing of the Merger for one Holisto Ordinary Share at $11.50 per share;

•   the Sponsor paid a total of $3,553,570 for the 3,227,857 Moringa Ordinary Shares and 176,429 Moringa Private Warrants. If all of the purchase price is allocated to the ordinary shares, and no value is allocated to the Warrants, the Sponsor will have paid approximately $1.10 for each Moringa ordinary share. As a result, if the market price of the Holisto Ordinary Shares following completion of the Business Combination drops to $1.11 per Holisto Ordinary Share, the Sponsor will have a profit from the sale of its Holisto Ordinary Shares, even though the Sponsor’s warrants are worthless, while the Moringa Public Shareholders who do not redeem their Moringa Public Shares will recognize a significant decline in the value of their Moringa Ordinary Shares;

•   the Sponsor has loaned to Moringa $1,190,000 in working capital loans, which are evidenced by promissory notes that Moringa issued to the Sponsor, and which are repayable upon the earlier of August 19, 2023 (the extended, liquidation deadline for Moringa) or the consummation of the Business Combination. The Sponsor has the right to convert the working capital loans into warrants at $1.00 per warrant (the “Sponsor Warrants”);

•   the Sponsor has committed to contributing, in the form of a loan, up to $480,000 to the Trust Account, in connection with the Extension, payable in monthly installments of $80,000, and contributed on February 19, 2023, and will contribute on the 19th day of each subsequent calendar month until August 19, 2023 or such earlier date that the Moringa board determines to liquidate Moringa or the date on which the Business Combination is completed, such $80,000 amount. Those funds may not be repaid from the Trust Account, and will therefore likely not be repaid if the Business Combination is not completed;

•   if Moringa does not complete a business combination and is liquidated and the Sponsor has no right of redemption with respect to the Moringa Ordinary Shares owned by the Sponsor, the Sponsor will lose its entire investment of $3,553,570, plus any loans made to Moringa, and will have no way to recover its investment;

•   pursuant to the Existing Moringa Articles, as amended by the Extension, Moringa has until August 19, 2023 to complete a business combination, failing which it will be required to liquidate if it cannot complete a business combination by that date and if Moringa cannot complete the Business Combination with Holisto, it may not be able to extend the date by which it must complete its initial business combination in which event it will be necessary for Moringa to liquidate, which will result in the loss by the Sponsor of its entire investment in and loans to Moringa;

•   a proposed rule by the SEC seeks to classify as investment companies SPACs that have not entered into a business combination agreement within 18 months of the date of its IPO and completed the business combination within 24 months of the date of its IPO may make it difficult to obtain an extension if the Business Combination is not completed and Moringa has not entered into a business combination with another company;

•   all of Moringa’s officers and directors have an interest either in the Sponsor or in the Moringa Ordinary Shares owned by the Sponsor;

•   if the Trust Account is liquidated, including in the event Moringa is unable to complete the Business Combination within the required time period, the Sponsor has agreed that it will be liable to Moringa if and to the extent any claims by a third party (other than Moringa’s independent auditors) for services rendered or products sold to it, or a prospective target business with which it had discussed entering into a potential business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Moringa Public Share and (ii) the actual amount per Moringa Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Moringa Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

Q. Do I have redemption rights?

A. If you are a holder of Moringa Public Shares, you have the right to demand that Moringa redeem such shares for a pro rata portion of the investments held in Moringa’s Trust Account, including interest earned on the Trust Account. Moringa sometimes refers to these rights to demand redemption of the Moringa Public Shares as “redemption rights”.

Notwithstanding the foregoing, a holder of Moringa Public Shares, together with any affiliate or any other person with whom he or she is acting in concert or as a partnership, syndicate, or other group, will be restricted from seeking redemption with respect to more than 15% of the issued and outstanding Moringa Public Shares without the prior consent of Moringa. Accordingly, all Moringa Public Shares in excess of 15% held by a shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group”, will not be redeemed unless Moringa agrees to such redemption.

Under the Moringa Existing Articles, the Business Combination may be consummated only if Moringa has at least $5,000,001 of net tangible assets after giving effect to all redemptions of Moringa Public Shares. As part of the Merger Proposal, Moringa is proposing to amend the Moringa Existing Articles to delete that condition, which amendment, if approved by the shareholders of Moringa pursuant to a special resolution, will be in effect immediately prior to the consummation of the Business Combination and will therefore not limit the amount of redemptions. A special resolution requires the approval of the holders of 2/3 of the Moringa Ordinary Shares present and voting at the Meeting provided that a quorum is present.

Q. How do I exercise my redemption rights?

A. If you are a holder of Moringa Public Shares or Moringa Units and wish to exercise your redemption rights with respect to your Moringa Public Shares, you must (i) first separate the Moringa Units into the Moringa Public Shares and the Moringa Warrants that comprise the Moringa Units and (ii) submit to the Transfer Agent, no later than 5:00 P.M. Eastern time, on           , 2023, which is two business days prior to the date of the Meeting, a redemption notice that Moringa redeem your Moringa Public Shares for cash, and (iii) deliver your share certificates (if any) and other redemption forms (as applicable) to the Transfer Agent physically or electronically using the Depository Trust Company’s (“DTC”) DWAC (Deposit and Withdrawal at Custodian) System. Any holder of Moringa Public Shares will be entitled to demand that such shareholder’s Public Shares be redeemed for a full pro rata portion of the amount then held in the Trust Account, including interest earned on the Trust Account (which, for illustrative purposes, was approximately $          , or $           per Class A Ordinary Share, as of           , 2023). Such total amount, less any owed but unpaid taxes on the funds in the Trust Account, will be paid promptly upon consummation of the Business Combination.

Any request for redemption, once made by a holder of Moringa Public Shares, may not be withdrawn once submitted to the Transfer Agent unless the Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which may be done in whole or in part). If you deliver your share certificates (if any) and other redemption forms (as applicable) for redemption to the Transfer Agent and later decide to withdraw such request prior to the deadline for submitting redemption requests, you may request that the Transfer Agent return the shares and share certificates (if any) (physically or electronically). You may make such request by contacting the Transfer Agent at the address listed at the end of this section.

Any corrected or changed proxy card or written demand of redemption rights must be received by the Transfer Agent prior to the vote taken on the Business Combination Agreement Proposal and the Merger Proposal at the Meeting. No demand for redemption will be honored unless the holder’s certificates for their Class A Ordinary Shares (if any) and any other redemption forms (as applicable) have been delivered (either physically or electronically) to the Transfer Agent prior to the deadline for submitting redemption requests.

If the redemption demand is properly made as described above and the Business Combination is consummated, Moringa will redeem these Class A Ordinary Shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your Class A Ordinary Shares for cash and will not be entitled to Holisto Ordinary Shares upon consummation of the Business Combination.

Q. Do I have appraisal rights if I object to the proposed Merger?

A. No. The Cayman Islands Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, Moringa’s board of directors has determined that the terms of the Merger satisfy the requirements of Section 239(1) of the Cayman Islands Companies Act for an exemption from the availability of appraisal rights in respect of the Merger. The availability of appraisal rights does not affect the rights of Moringa’s Public Shareholders to exercise the rights of redemption as set out in this proxy statement/prospectus. Further, Moringa’s board of directors has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represent the fair value of those shares. To the extent Section 239(1) of the Cayman Islands Companies Act does not operate to exclude appraisal rights in connection with the Merger, those rights will subsist and a shareholder retains the right to receive fair value for its shares as determined by the procedure set out in Section 238 of the Cayman Islands Companies Act, together with the redemption rights outlined above.

See the section entitled “Extraordinary General Meeting of Moringa — Appraisal Rights”.

Q. If I am a Moringa Warrant holder, can I exercise redemption rights with respect to my Warrants?

A. No. If you are a holder of Moringa Class A Ordinary Shares and you exercise your redemption rights, it will not result in the redemption or loss of any Moringa Warrants that you may hold. Your Moringa Warrants will become exercisable to purchase Holisto Ordinary Shares in lieu of Moringa Class A Ordinary Shares at the same exercise price and under the same terms as the Moringa Warrants except that you will receive upon exercise Holisto Ordinary Shares rather than Moringa Ordinary Shares.

Q. I am a Moringa warrant holder. Why am I receiving this proxy statement/prospectus?

A. Upon consummation of the Business Combination, the Moringa Warrants will, by their terms, be assumed by Holisto and thereby entitle the holders to purchase Holisto Ordinary Shares (and not Moringa Class A ordinary shares) at a purchase price of $11.50 per share. This proxy statement/prospectus includes important information about Holisto and the business of Holisto and its subsidiaries following consummation of the Business Combination. Moringa urges you to read the information contained in this proxy statement/prospectus carefully.

Q. What happens to the funds deposited in the Trust Account after consummation of the Merger?

A. Upon consummation of the IPO, Moringa deposited $115,000,000 in the Trust Account. In connection with the Extension Meeting, an aggregate of $90,750,218 was paid to redeeming Moringa Public Shareholders, leaving approximately $26,374,000 (including interest accrued over time on the investments in the Trust Account). In addition, the Sponsor contributed $80,000 to the Trust Account on each of February 19, 2023 and March 19, 2023 and will contribute an additional $80,000 to the Trust Account on the 19th day of each subsequent calendar month until August 19, 2023 or such earlier date that the Moringa board determines to liquidate Moringa or the date on which the Business Combination is completed. As of the date of this proxy statement/prospectus, there is approximately $         on deposit in the Trust Account. Upon consummation of the Business Combination, the remaining funds in the Trust Account will be used to pay holders of the Moringa Class A ordinary shares who properly exercise redemption rights, and any funds remaining in the Trust Account will be used to pay fees and expenses incurred by Moringa and Holisto in connection with the Business Combination (including $4,025,000 as an advisory fee to EBC, the representative of the underwriters of Moringa’s IPO). Any remaining cash will be used for Holisto’s working capital and general corporate purposes, including for repayment of the Sponsor’s contributions to the Trust Account).

Q. What happens if a substantial number of Moringa Public Shareholders vote in favor of the Business Combination Agreement Proposal and Merger Proposal and exercise their redemption rights?

A. Moringa Public Shareholders may vote in favor of the Business Combination Agreement Proposal and Merger Proposal and still exercise their redemption rights, although they are not required to vote in any way or to vote at all in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even if the funds available from the Trust Account and the number of Moringa Public Shareholders are substantially reduced as a result of redemptions by Moringa Public Shareholders. To the extent that there are fewer Moringa Public Shares and Moringa Public Shareholders, the trading market for the Holisto Ordinary Shares may be less liquid than the market was for Moringa Class A ordinary shares prior to the Transactions, and Holisto may not be able to meet the listing standards of a national securities exchange. In addition, to the extent of any redemptions, less fewer funds would be available from the Trust Account for Holisto to use in its business following the consummation of the Business Combination.

Q. What happens if the Merger is not consummated?

A. If Moringa does not complete the Merger for any reason, Moringa would search for another target business with which to complete a business combination. If Moringa does not complete an initial business combination by August 19, 2023, Moringa must redeem 100% of the outstanding Moringa Public Shares, at a per-share price, payable in cash, equal to the amount then held in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Moringa (less taxes payable and up to $100,000 of interest on the funds held in the Trust Account to pay dissolution expenses) divided by the number of outstanding Moringa Public Shares. The Sponsor and the other holders of Moringa Ordinary Shares that were not issued in Moringa’s IPO have no redemption rights in respect of their Moringa Ordinary Shares (other than with respect to any Moringa Public Shares they may hold), and, accordingly, such shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to the outstanding Moringa Warrants, and accordingly, such Moringa Warrants will be worthless.

Q. When do you expect the Merger to be completed?

A. It is currently anticipated that the Merger will be consummated promptly following the Meeting which is set for              , Eastern time, on             , 2023; however, such Meeting could be adjourned, as described above. For a description of the conditions to the completion of the Business Combination, see the section entitled “Proposal No. 1 — The Business Combination Agreement Proposal — Description of the Business Combination.”

Q. When and where will the Meeting take place?

A. The Meeting will take place virtually at https://www.cstproxy.com/moringaac/2023, and for the purpose of Moringa Existing Articles, at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan, Israel 5250608 on             , 2023.

Q. What do I need to do now?

A. Moringa urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Transactions will affect you as a shareholder and/or warrant holder of Moringa. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q. How do I vote?

A. If you are a holder of record of Moringa Ordinary Shares on the Record Date, you may vote at the Meeting or by submitting a proxy for the Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. Any shareholder wishing to virtually attend the Meeting should register for the Meeting by               , 2023. To register for the Meeting, please follow these instructions as applicable to the nature of your ownership of Moringa Ordinary Shares:

•   If your shares are registered in your name with Continental Stock Transfer & Trust Company, the Transfer Agent for Moringa Ordinary Shares and you wish to virtually attend the Meeting, go to https://www.cstproxy.com/moringaac/2023, enter the 12-digit control number included on your proxy card or notice of the Meeting and click on the “Click here to preregister for the online Meeting” link at the top of the page. Just prior to the start of the Meeting you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

•   Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to vote must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. If the brokerage firm, bank or other similar organization that holds your shares offers Internet voting, you should follow the instructions given by such brokerage firm, bank or similar organization in order to submit your proxy over the Internet. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to virtually attend and participate in the Meeting. After contacting the Transfer Agent, a beneficial holder will receive an e-mail prior to the Meeting with a link and instructions for entering the virtual Meeting. Beneficial shareholders should contact the Transfer Agent at least five (5) business days prior to the Meeting date in order to ensure access.

Q. If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A. No. Your broker, bank or other nominee cannot vote your Moringa Ordinary Shares unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee. Broker non-votes are shares held in “street name” by brokers, banks and other nominees that are present or represented by proxy at the Meeting, but with respect to which the broker, bank or other nominee is not instructed by the beneficial owner of such shares how to vote on a particular proposal and such broker, bank or other nominee does not have discretionary voting power on such proposal. Because, under securities exchange rules, brokers, banks and other nominees holding shares in “street name” do not have discretionary voting authority with respect to any of the three proposals described in this proxy statement/prospectus, if a beneficial owner of Moringa Class A Ordinary Shares held in “street name” does not give voting instructions to the broker, bank or other nominee, then those shares will not be counted as present or represented by proxy at the Meeting.

Q. May I change my vote after I have mailed my signed proxy card?

A. Yes. Shareholders may send a later-dated, signed proxy card to the Transfer Agent at the address set forth at the end of this section so that it is received prior to the vote at the Meeting or attend the Meeting and vote. Shareholders also may revoke their proxy by sending a notice of revocation to Moringa’s Secretary, which must be received prior to the vote at the Meeting.

Q. What happens if I fail to take any action with respect to the Meeting?

A. If you fail to take any action with respect to the Meeting and the Business Combination is approved by shareholders and consummated, you will become a shareholder of Holisto, and the number of shares of Holisto Ordinary Shares will be determined as provided in the Business Combination Agreement and, if you Moringa Warrants, you will receive in exchange for your Moringa Warrants Holisto Warrants that will entitle you to purchase the same number of Holisto Ordinary Shares on the same terms as your Moringa Warrants. If your Moringa Ordinary Shares and Moringa are held in street name or are represented by a book entry and not a physical certificate, they will automatically be exchanged for Holisto Ordinary Shares and Holisto Warrants. Holisto will not issue physical share certificates, all Holisto shares will be reflected as book entry, and Holisto will, upon request, provide a statement from the transfer agent as to a shareholder’s position. If you fail to take any action with respect to the Meeting and the Business Combination Agreement Proposal and the Merger Proposal are not approved, you will continue to be a shareholder and/or warrant holder of Moringa.

Q. What should I do if I receive more than one set of voting materials?

A. Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your Moringa Class A ordinary shares in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold Moringa Class A ordinary shares. If you are a holder of record and your Moringa Ordinary Shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction form that you receive in order to cast a vote with respect to all of your Moringa Ordinary Shares.

Q. What happens if I sell my Moringa Ordinary Shares before the Meeting?

A. If you hold your Moringa Ordinary Shares as of the Record Date, then you will be entitled to vote at the Meeting even if you sell your shares prior to the Meeting. However, you will not be entitled to receive the consideration under the Business Combination Agreement unless you hold your Moringa Ordinary Shares as of the effective time of the Merger.

Q. What should I do with my share and/or warrant certificates?

A. Those shareholders who do not elect to have their Moringa Public Shares redeemed for their pro rata share of the Trust Account should not submit their share certificates now. After the consummation of the Business Combination, Holisto will send instructions to Moringa shareholders regarding the exchange of their Moringa Class A ordinary shares for Holisto Ordinary Shares. Moringa shareholders who exercise their redemption rights must deliver their share certificates (if any) and any other redemption forms (as applicable) to the Transfer Agent (either physically or electronically) prior to the deadline for submitting redemption requests described above. If you hold your Moringa Ordinary Shares in street name at the effective time of the Merger and you do not exercise your redemption right your Moringa Ordinary Shares will be automatically exchanged for the Holisto Ordinary Shares based on the ratio applicable to your Moringa Ordinary Shares.

Upon consummation of the Business Combination, the Moringa Warrants, by their terms, will be assumed by Holisto and thereby entitle holders to purchase Holisto Ordinary Shares (and not Moringa Class A Ordinary Shares) on the same terms as your Moringa Warrants. Therefore, warrant holders need not deliver their Moringa Warrants to Moringa or Holisto at that time.

Q. If I elect not to redeem, to what extent will I be subject to dilution?

A. If you elect not to redeem, you will be subject to dilution as a result of the issuance of Holisto Ordinary Shares upon the exercise of outstanding Holisto warrants issued in exchange for the presently outstanding Moringa warrants as well as Holisto warrants and option that are outstanding and Holisto Ordinary Shares issue pursuant to the 2019 Plan and 2022 Plan. In addition, you may be subject to further dilution if Holisto issues ordinary shares in connection with any financing which Holisto or Moringa may consummate either prior to or after the Closing, including the New SAFE Agreement, and any other issuances in connection with a financing, an acquisition or other business transaction, and Holisto may also issue ordinary shares pursuant to an equity incentive plan. See “Director and Executive Compensation — Equity Incentive Plans.”

	No Additional Redemption Scenario		Illustrative Redemption Scenario		Maximum Redemption Scenario(1)
	Shares	%	Shares	%	Shares	%
Existing Holisto Shareholders	34,941,071	60.9	34,941,071	63.2	34,941,071	65.5
Moringa Public Shareholders	4,143,307	7.2	4,143,307	3.8	4,143,307	0.2
Moringa Sponsor	3,227,857	5.6	3,227,857	5.8	3,227,857	6.1
Representative of the underwriters	127,143	0.2	127,143	0.2	127,143	0.2
Holders of Moringa warrants	5,940,000	10.4	5,940,000	10.8	5,940,000	11.1
Holders of Holisto warrants and options	6,709,691	11.7	6,709,691	12.1	6,709,691	12.6
New SAFE Shares	674,760	1.2	674,760	1.2	674,760	1.3
Unallocated Holisto options approved for future allocations	1,602,573	2.8	1,602,573	2.9	1,602,573	3
Total	57,366,401	100	55,294,748	100	53,326,932	100

____________

(1)      The Maximum Redemption Scenario assumes that all remaining outstanding Moringa Public Shares but 64,899 Moringa Public are redeemed, but the Combined Company will meet the Public Market Value Requirement based on the expected $20 million market value, upon consummation of the Business Combination, of existing outstanding Holisto Ordinary Shares held by non-affiliates of the Combined Company that may be sold under Rule 144 of the Securities Act.

Q. Who can help answer my questions?

A. If you have questions about the Merger or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card, you should contact:

Moringa Acquisition Corp
250 Park Avenue, 7th Floor
New York, NY, 10017
Attention: Gil Maman, CFO

Telephone: (347) 585-5570
Email: gil@moringaac.com

You may also contact the proxy solicitor at:

You may also obtain additional information about Moringa from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information”. If you are a holder of Moringa Public Shares and you intend to seek redemption of your shares, you will need to deliver your stock (either physically or electronically) to Moringa’s Transfer Agent at the address below at least two (2) business days prior to the Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company 1 State Street, 30th Floor New York, NY 10004-1561 Attention: Mark Zimkind Email: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Meeting, including the Merger, you should read this entire document carefully, including the Business Combination Agreement attached as Annex A to this proxy statement/prospectus. The Business Combination Agreement is the legal document that governs the Merger and share exchange and the other transactions that will be undertaken in connection with the Merger. It is also described in detail in this proxy statement/prospectus in the section entitled “Proposal No. 1 — The Business Combination Agreement Proposal — The Business Combination Agreement.”

Information About the Companies

Holisto

Holisto is a technology-based hotel booking company operating its proprietary hotel booking platform (referred to as the Holisto Platform) that is harnessing the power of artificial intelligence to make travel more affordable and personalized for consumers. The Holisto Platform uses Holisto’s proprietary AI technology and its access to an extensive sources of hotel service providers and prices which it derives from multiple sources, including wholesalers, OTAs and global distribution systems to provide consumers with more affordable and personalized bookings. Holisto operates under multiple brands, including GoSplitty (www.GoSplitty.com), Traveluro (www.Traveluro.com), Holisto (www.Holisto.com) and Algotels (www.Algotels.com). Holisto’s business is primarily conducted in the United States.

The mailing address for Holisto’s principal executive office is Sderot Nim 2, Rishon Le’Zion, Israel. Its telephone number is +972 (72-233-6381). Holisto’s website is https://www.Holisto.com. Information contained on, or that can be accessed through Holisto’s website or any other website is expressly not incorporated by reference into and is not a part of this proxy statement/prospectus.

Merger Sub

Merger Sub is a newly incorporated Cayman Islands exempted company and wholly-owned subsidiary of Holisto. Merger Sub was formed solely for the purpose of effecting the Merger and has not carried on any activities other than those in connection with the Merger. The address and telephone number for Merger Sub’s principal executive offices are the same as those for Holisto.

Moringa

Moringa was incorporated to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

On February 19, 2021, Moringa completed its initial public offering of 10,000,000 Moringa Units, with each unit consisting of one Moringa Class A Ordinary Share and one-half of one Moringa Warrant, with each whole Moringa Warrant entitling the holder thereof to purchase one Moringa Class A ordinary share at a price of $11.50. On March 3, 2021, Moringa consummated an additional closing for the IPO following the underwriters’ exercise in full of their over-allotment option to purchase additional 1,500,000 Moringa Units. Moringa, raised total gross proceeds of approximately $115,000,000 (in addition to funds raised from the sale of Moringa Private Units in concurrent private placements).

Since the IPO, Moringa’s activity has been limited to the evaluation of business combination candidates and, since the execution of the Business Combination Agreement, to pursuing the consummation of the Business Combination.

On February 9, 2023, Moringa held an adjourned extraordinary general meeting in lieu of the 2022 annual general meeting, at which Moringa’s shareholders approved, among other matters, an amendment to the Moringa Existing Articles to implement the Extension. In connection with the Extension, $90,750,218 was paid from the Trust Account to 8,910,433 Moringa Public Shares that were redeemed, leaving approximately $26,374,000 in the Trust Account (including interest accrued over time on the investments in the trust). The Sponsor undertook, in connection with the Extension, to contribute (in the form of a loan to Moringa, which is not repayable from the Trust Account) $80,000 to the Trust Account on the 19th day of each calendar month until August 19, 2023 or such earlier date that the Moringa board determines to liquidate Moringa or the date on which the Business Combination is completed. The first such contribution was completed on February 19, 2023. As of the date of this proxy statement/prospectus, there is approximately $         on deposit in the Trust Account.

The mailing address of Moringa Acquisition Corp’s principal executive office is 250 Park Avenue, 7th Floor, New York, NY 10177 and its telephone number is (212) 572-6395. After the consummation of the Merger, Moringa’s principal executive office will be that of Holisto.

The Business Combination Agreement (page 99)

The terms and conditions of the Merger of Merger Sub with and into Moringa, with Moringa surviving the Merger as a wholly-owned subsidiary of Holisto, are contained in the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Business Combination Agreement carefully, as it is the legal document that governs the Merger. A comprehensive summary of the material provisions of the Business Combination Agreement can be found at “Description of the Business Combination Agreement.”

Merger Consideration

In consideration for all issued and outstanding, as of immediately prior to the to the Effective Time, Moringa Class A ordinary shares and Class B Ordinary Shares and all outstanding Moringa Warrants, Moringa shareholders will be issued up to a maximum of 7,498,307 Holisto Ordinary Shares, which consists of (i) a maximum of 4,143,307 Holisto Ordinary Shares issued to Moringa Public Shareholders, and (ii) 3,355,000 Holisto Ordinary Shares to be issued to the Sponsor and EBC; and an aggregate amount of 5,940,000 Holisto Warrants. The actual number of Holisto Ordinary Shares to be issued to the holders of the Moringa Public Shares is dependent upon the number of Moringa Public Shares. Since fractional warrants are reduced to the next lower whole number of warrants, it is possible that the number of Holisto Warrants to be issued to the holders of the Moringa Public Warrants will be less than 5,940,000 Holisto Warrants. All Holisto legacy shares, together with Holisto warrants that will be exercised into 18,438 Holisto Ordinary Shares immediately prior to the Capital Restructuring and together with 53,204 Holisto legacy shares issued pursuant to the conversion of the Old SAFE Agreements, shall be converted into a total of 34,941,071 Holisto Ordinary Shares upon closing of the Business Combination, at the Conversion Ratio; however, such Holisto Ordinary Shares are not being registered in this registration statement on Form F-4 of which this proxy statement/prospectus forms a part. It has been determined that the legal acquirer of Moringa pursuant to the terms of the Business Combination Agreement will be Holisto. In addition, Holisto will be the accounting acquirer based on evaluation of the facts and circumstances detailed under the caption “Unaudited Pro Forma Condensed Combined Financial Information — Introduction — Accounting for the Transactions” below.

For a summary of the comparison of material rights of Holisto Ordinary Shares as compared to Moringa Ordinary Shares, please see “Comparison of Corporate Governance and Shareholder Rights” on page 271 for more information.

Conditions to Closing

The Business Combination Agreement, as amended by the two amendments thereto to date, contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived, where permissible): (i) approval of the shareholders of Moringa and Holisto; (ii) approvals of certain required governmental authorities; (iii) no law or order preventing the Transactions; (iv) the Registration Statement having been declared effective by the SEC and no stop order having been issued by the SEC; (v) upon the Closing, after giving effect to the Redemption, Holisto will be approved for listing on Nasdaq and be in compliance with any set of Nasdaq listing requirements immediately following the Closing; and (vi) approval of Holisto’s Nasdaq listing application.

The Business Combination Agreement also contains other customary closing conditions to the obligations of the parties. Please see “Business Combination Agreement — Conditions to Closing” below for more details.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of Moringa and Holisto; (ii) by either Moringa or Holisto if any of the conditions to Closing have not been satisfied or waived by January 1, 2023 (or, if the registration statement of which this proxy statement/prospectus is a part shall have been declared effective by the SEC prior to such time, the date that is sixty (60) days following the effectiveness of such registration statement) which date may be extended by the written mutual agreement of Moringa and Holisto if the conditions to Closing have not been satisfied as of such time (unless the breach or violation of the terminating party was the direct or proximate cause of the failure of the Closing to occur on or before such time); (iii) by either Moringa or Holisto if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iv) by either Moringa or Holisto in the event of the other party’s breach, if such breach would result in the failure of certain closing conditions and such breach is incapable of being cured or is not cured within 20 days or the Deadline Date, whichever is earlier (and so long as the terminating party is not also in breach under the Business Combination Agreement so as to cause the failure of certain closing conditions to be satisfied); (v) by Moringa if there has been a Material Adverse Effect on Holisto and its subsidiaries on a consolidated basis following the date of the Business Combination Agreement that is uncured and continuing; (vi) by Moringa, if the Registration Statement has not been filed with the SEC within thirteen weeks from the date of the Business Combination Agreement; and (vii) by either Moringa or Holisto if Moringa holds an extraordinary general meeting to approve the Business Combination Agreement and the Transactions and such approval is not obtained.

For more information concerning the termination provisions in the Business Combination Agreement, please see “Business Combination Agreement — Termination” below.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the Business Combination Agreement (the “Ancillary Agreements”), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Agreements, copies of each of which are filed as exhibits. Shareholders and other interested parties are urged to read such Ancillary Agreements in their entirety.

Shareholder Voting and Support Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, certain shareholders of Holisto (as listed in the agreement), Holisto, and Moringa entered into a shareholder voting and support agreement (the “Shareholder Voting and Support Agreement”). Pursuant to such agreement, each shareholder irrevocably and unconditionally agreed that, at any meeting of the shareholders of Holisto or with respect to any written consent of the shareholders of Holisto, such shareholder shall vote or execute and deliver any written consent, as applicable, (a) in favor of the Merger and the adoption of the Business Combination Agreement, the Conversion, the Capital Restructuring and any other matters necessary or reasonably requested by Holisto for consummation of the Merger and the other transactions contemplated by the Business Combination Agreement; and (b) against any transaction or agreement of any kind that would reasonably be expected to frustrate, impede, interfere with, delay, postpone or adversely affect the Merger with Moringa. Each shareholder of Holisto party to the Shareholder Voting and Support Agreement granted a proxy in furtherance of its voting undertakings pursuant to the agreement.

A copy of the Shareholder Voting and Support Agreement is attached as Annex I to this proxy statement/prospectus and is incorporated herein by reference, and the foregoing description of the Shareholder Voting and Support Agreement is qualified in its entirety by reference thereto.

Holisto Lock-Up Agreements

Simultaneously with the execution and delivery of the Business Combination Agreement, certain 1% holders and/or insider Holisto shareholders each entered into a Holisto Lock-Up Agreement with Holisto. Pursuant to each of the Holisto Lock-Up Agreements, each Holisto shareholder party thereto agreed not to, during the period commencing on the date of the agreement and ending on the date which is six months following the Effective Time (subject to early release with respect to 50% of the Held Securities, on the date on which the closing price of Holisto Ordinary Shares on the Nasdaq Capital Market equals or exceeds $12.00 per share for any 20 trading days within any 30 consecutive trading days after the closing of the transactions contemplated by the Business Combination Agreement): (i) lend, offer, pledge, sell, hypothecate, encumber, donate, assign, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, directly or indirectly any Holisto Ordinary Shares or any securities convertible into or exchangeable or exercisable for Holisto Ordinary Shares, whether now owned or hereafter acquired, (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the restricted securities, whether any such swap or transaction is to be settled by delivery of Holisto

Ordinary Shares or other securities, in cash or otherwise, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction, described in clauses (i), or (ii) above, is to be settled by delivery of the restricted securities or other securities, in cash or otherwise.

A copy of the form of Lock-Up Agreement is filed as is attached as Annex D to this proxy statement/prospectus and is incorporated herein by reference, and the foregoing description of the Lock-Up Agreement is qualified in its entirety by reference thereto.

Founder Lock-Up Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, the Sponsor and Holisto entered into the Founder Lock-Up Agreement. Pursuant to the Founder Lock-Up Agreement, the Sponsor agreed not to, during the period commencing on the date of the agreement and ending on the date which is six (6) months following the Effective Time (subject to early release with respect to 50% of the Held Securities, on the date on which the closing price of Holisto Ordinary Shares on the Nasdaq Capital Market equals or exceeds $12.00 for any 20 trading days within any 30 consecutive trading days after the closing of the transactions contemplated by the Business Combination Agreement) without the prior written consent of Holisto, directly or indirectly: (i) lend, offer, pledge, sell, hypothecate, encumber, donate, assign, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, directly or indirectly any of its Holisto Ordinary Shares or any securities convertible into or exchangeable or exercisable for Holisto Ordinary Shares that are received in respect of its Founder Shares, (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the foregoing securities, whether any such swap or transaction is to be settled by delivery of Holisto Ordinary Shares or other securities, in cash or otherwise, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction, described in clauses (i), or (ii) above, is to be settled by delivery of the foregoing securities or other securities, in cash or otherwise. The Founder Lock-Up Agreement relates to the Holisto Ordinary Shares issuable to the Sponsor pursuant to the Business Combination Agreement in respect of the 2,875,000 Moringa Class B ordinary shares owned by the Sponsor.

A copy of the Founder Lock-Up Agreement is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference, and the foregoing description of the Founder Lock-Up Agreement is qualified in its entirety by reference thereto.

Private Placement Share/Warrant Lock-Up Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, the Sponsor entered into a letter agreement (the “Private Placement Share/Warrant Lock-Up Agreement”). Pursuant to the Private Placement Share/Warrant Lock-Up Agreement, the Sponsor agreed not to, during the period commencing on the date of the agreement and ending thirty (30) days following the Effective Time, without the prior written consent of Holisto, directly or indirectly, (i) lend, offer, pledge, sell, hypothecate, encumber, donate, assign, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, directly or indirectly any Holisto Ordinary Shares or any securities convertible into or exchangeable or exercisable for Holisto Ordinary Shares received in respect of its Moringa private shares and warrants, (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the restricted securities, whether any such swap or transaction is to be settled by delivery of Holisto Ordinary Shares or other securities, in cash or otherwise, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction, described in clauses (i), or (ii) above, is to be settled by delivery of the restricted securities or other securities, in cash or otherwise. The Private Placement Share/Warrant Lock-Up Agreement relates to the Holisto Ordinary Shares and Holisto warrants to be issued to the Sponsor pursuant to the Business Combination Agreement in respect of the 352,857 Moringa Class A ordinary shares and 176,429 Moringa warrants owned by the Sponsor.

A copy of the Private Placement Share/Warrant Lock-Up Agreement is attached as Annex E to this proxy statement/prospectus and is incorporated herein by reference, and the foregoing description of the Private Placement Share/Warrant Lock-Up Agreement is qualified in its entirety by reference thereto.

Amended and Restated Registration Rights Agreement

Prior to the Closing, Holisto, EBC, the Sponsor, and with respect to a certain aspect of the agreement, Moringa, are to enter into the Amended and Restated Registration Rights Agreement, which will amend that certain Registration Rights Agreement, dated as of February 19, 2021, by and among Moringa, EarlyBirdCapital, Inc. and the Sponsor. Pursuant to the Amended and Restated Registration Rights Agreement, which will become effective as of the Closing of the Transactions, Holisto will assume the obligations of Moringa under the prior Moringa registration rights agreement, and, among other things, Moringa will assign, and Holisto agreed to accept and assume, all of Moringa’s rights and obligations under the prior agreement from and after the Closing, pursuant to which Holisto will grant the holders certain registration rights with respect to certain securities of Holisto, as set forth in the Amended and Restated Registration Rights Agreement. The detailed registration rights provided under the Amended and Restated Registration Rights Agreement are described in this proxy statement/prospectus under “Business Combination Agreement — Related Agreements — Amended and Restated Registration Rights Agreement”.

A copy of the Amended and Restated Registration Rights Agreement is attached as Annex G to this proxy statement/prospectus and is incorporated herein by reference, and the foregoing description of the Amended and Restated Registration Rights Agreement is qualified in its entirety by reference thereto.

Capital Restructuring

Prior to the Closing, but subject to the completion of the Closing, Holisto will affect the Capital Restructuring of its outstanding equity securities so that the only class of outstanding equity of Holisto will be Holisto Ordinary Shares (along with certain options and warrants to remain in effect in connection with the Transactions). To affect the Capital Restructuring, (i) warrants to purchase Holisto Preferred Shares that have been duly exercised as of immediately prior to the Closing, will be automatically exercised for Holisto shares in accordance with their terms; (ii) the Old SAFE Agreements will be converted automatically into Holisto Ordinary Shares in accordance with the terms of the Old SAFE Agreement; (iii) the Preferred Shares and Ordinary A Shares of Holisto (including Preferred Shares issuable upon exercise of warrants that are exercised as part of the Capital Restructuring) will be converted into Holisto Ordinary Shares in accordance with their terms with the result that only Holisto Ordinary Shares will be outstanding. Holisto will then effect a share split, to become effective immediately prior to the Closing, and subject to the effectiveness of the Merger, pursuant to which each Holisto Ordinary Share outstanding as of immediately prior to the effective time of the Merger (but after the exercises and conversions described above, and excluding and prior to the issuance of any shares pursuant to the New SAFE Agreements) will be converted into the number of Holisto Ordinary Shares computed by (A) multiplying each such Holisto Ordinary Share by (B) the Conversion Ratio; and (iv) with respect to outstanding options and warrants to purchase Holisto Ordinary Shares that are not exercised as part of the Capital Restructuring (and do not expire by their terms upon an IPO (as defined therein) or otherwise upon the Closing), the number of Holisto Ordinary Shares issuable upon exercise of those securities, as well as the exercise price of those securities, will be adjusted in accordance with the Conversion Ratio. The Conversion Ratio is obtained by (i) first, dividing Holisto valuation of $400 million plus the amount actually invested pursuant to the New SAFE Agreements by $10.00, (ii) second, subtracting the number of shares issued pursuant to the New SAFE Agreements from the result of the immediately preceding sub-clause (i), and (iii) third, dividing the resulting remainder of the immediately preceding sub-clause (ii) by the Total Holisto Shares. The Business Combination Agreement does not provide for any adjustments to the Holisto valuation.

Total Shares to be Issued in the Business Combination (Expected Pro-Forma Ownership)

It is anticipated that, upon completion of the Transactions, the Holisto Ordinary Shares issued to the Moringa shareholders, including the Sponsor, as Merger consideration will represent an ownership interest (excluding Continuing Holisto Warrants, Holisto Warrants, Outstanding Holisto Options and additional options of Holisto allocated or reserved for future allocations upon completion of the Transactions) in Holisto of approximately 17.4% and 8.9%, assuming the No Additional Redemption Scenario and the Maximum Redemption Scenario, respectively. Holisto Ordinary Shares held by Holisto shareholders immediately prior to the Effective Time (but after giving effect to the Capital Restructuring) will represent an ownership interest in Holisto of approximately 82.6% and 91.1%, assuming the No Additional Redemption Scenario and the Maximum Redemption Scenario, respectively. These percentages do not account for the excluding Continuing Holisto Warrants, Holisto Warrants, Outstanding Holisto Options and additional options of Holisto allocated or reserved for future allocations upon completion of the Transactions. For further information, please see the information set forth in “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 213.

The Moringa Board of Directors’ Reasons for the Business Combination (page 115)

At a meeting of the Moringa board of directors held on June 9, 2022, the board unanimously determined that the form, terms and provisions of the Business Combination Agreement, including all exhibits and schedules attached thereto, including the Shareholder Voting and Support Agreement, are in the best interests of Moringa, adopted and approved the Business Combination Agreement and the Transactions, determined to recommend to Moringa’s shareholders that they approve and adopt the Business Combination Agreement, the Shareholder Voting and Support Agreement and approve the Business Combination and the other matters proposed in this proxy statement/prospectus and determined that the foregoing be submitted for consideration by Moringa’s shareholders at the extraordinary general meeting of Moringa’s shareholders. When you consider the board’s recommendation, you should be aware that Moringa’s directors may have interests in the Business Combination that may be different from, or in addition to, the interests of Moringa’s shareholders generally. These interests are described in the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Agreement Proposal — Interests of Moringa’s Directors and Executive Officers in the Transactions.”

The Board unanimously recommends that shareholders vote “FOR” the Business Combination Agreement Proposal, “FOR” the Merger Proposal and “FOR” the Adjournment Proposal if the Adjournment Proposal is presented to the meeting.

Certain factors considered by the Board in reaching its unanimous resolution as described above can be found in the section entitled “Proposal No. 1 — The Business Combination Agreement Proposal — The Moringa Board of Directors’ Reasons for the Business Combination” beginning on page 115.

Interests of Moringa’s Directors and Executive Officers in the Transactions (page 117)

When you consider the recommendation of the Moringa Board in favor of approval of the Business Combination Agreement Proposal, you should keep in mind that the Sponsor and Moringa’s directors and officers have interests in such proposal that are different from, or in addition to, those of Moringa Public Shareholders and warrant holders generally. The Moringa Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination Agreement and the related agreements and in determining whether to approve the Merger. These interests are described in the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Agreement Proposal — Interests of Moringa’s Directors and Executive Officers in the Transactions.”

Potential Purchases by Related Parties (page 119)

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding Moringa or its securities, the Sponsor, Holisto and/or their directors, officers, advisors or respective affiliates may purchase Moringa Public Shares from institutional and other investors who vote, or indicate an intention to vote, against either the Business Combination Agreement Proposal or the Merger Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Moringa Public Shares or vote their Moringa Public Shares in favor of the Business Combination Agreement Proposal and the Merger Proposal. The purpose of such share purchases and other transactions would be to (i) increase the likelihood of satisfaction of the requirement that the Business Combination Agreement Proposal be approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued and outstanding Moringa Ordinary Shares present in person or represented by proxy at the Meeting and entitled to vote on such proposal, (ii) increase the likelihood of satisfaction of the requirement that the Merger Proposal be approved by the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued and outstanding Moringa Ordinary Shares present in person or represented by proxy at the Meeting and entitled to vote on such proposal, (iii) otherwise limit the number of Moringa Public Shares electing to redeem, and (iv) increase the likelihood of satisfaction of the Public Market Value Requirement and, consequently, the approval of the Combined Company’s Nasdaq listing application. Any such purchases shall be consistent with the SEC rules relating to such purchases. For more information, please see “Proposal No. 1 — The Business Combination Agreement Proposal — Potential Purchases by Related Parties.”

Material U.S. Federal Income Tax Considerations (page 128)

For a description of certain material U.S. federal income tax consequences of the Merger, the exercise of redemption rights in respect of shares of Moringa Ordinary Shares and the ownership and disposition of Holisto Ordinary Shares and/or Holisto Warrants, please see the information set forth in “Material U.S. Federal Income Tax Considerations” beginning on page 128.

Material Israeli Tax Considerations (Page 144)

For a description of material Israeli tax consequences of the ownership and disposition of Holisto Ordinary Shares and/or Holisto Warrants, please see the information set forth in “Material Israeli Tax Considerations” beginning on page 144.

Redemption Rights

If you are a holder of Moringa Public Shares, you have the right to demand that Moringa redeem such shares for a pro rata portion of the investments held in Moringa’s Trust Account, including interest earned on the Trust Account.

Notwithstanding the foregoing, a holder of Moringa Public Shares, together with any affiliate or any other person with whom he or she is acting in concert or as a partnership, syndicate, or other group, will be restricted from seeking redemption with respect to more than 15% of the issued and outstanding Moringa Public Shares. Accordingly, all Moringa Public Shares in excess of 15% held a shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group”, will not be redeemed.

Appraisal Rights

The Cayman Islands Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, Moringa’s board of directors has determined that the terms of the Merger satisfy the requirements of 239(1) of the Cayman Islands Companies Act for an exemption from the availability of appraisal rights in respect of the Merger and regardless of whether such rights are or are not available, shareholders are still entitled to exercise the rights of redemption as set out herein, and Moringa’s board of directors has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represent the fair value of those shares. See the section entitled “Extraordinary General Meeting of Moringa Shareholders — Appraisal Rights.”

The Business Combination Agreement Proposal

Moringa’s shareholders will consider and vote upon a proposal to approve and adopt the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and the Transactions contemplated therein. Please see the section of this proxy statement/prospectus titled “The Business Combination Agreement” for additional information and a summary of certain terms of the Business Combination Agreement. Approval of the Business Combination Agreement Proposal requires adoption of an ordinary resolution that is passed by the affirmative vote of a simple majority of the votes cast by the shareholders present or represented by proxy and entitled to vote at the Meeting.

The Merger Proposal

The Moringa shareholders will separately consider and vote upon the Plan of Merger, a copy of which is included as Annex B to this proxy statement/prospectus and will be made available for inspection at the Meeting, pursuant to which (a) immediately prior to the consummation of the Business Combination, the Existing Moringa Articles will be amended as set forth in Annex B to this proxy statement/prospectus, in order to delete the Net Tangible Asset Requirement, (b) Merger Sub will be merged with and into Moringa, with the result that Moringa will be a wholly-owned subsidiary of Holisto, (b) Moringa’s amended and restated memorandum and articles of corporation will be amended as set forth in Annex B to delete provisions that relate to Moringa’s status as a special purpose acquisition and include provisions that are appropriate for a privately-owned company, including authorized share capital consisting of 100 ordinary shares and change the name of Moringa to Holisto Inc. The Merger Proposal requires the approval by two thirds of the Moringa shares present and voting, either in person or by proxy, at the Meeting provided that a quorum is present.

The Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the Meeting to authorize Moringa to consummate the Merger, the Moringa board of directors may submit a proposal to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation of proxies. Please see the section entitled “Proposal No. 3 — The Adjournment Proposal.”

Date, Time and Place of Meeting of Moringa’s Shareholders

The Meeting of the shareholders of Moringa will be held virtually at              Eastern time on             , 2023, and accessible at https://www.cstproxy.com/moringaac/2023, or at such other time, on such other date and at such other place to which the Meeting may be adjourned or postponed, to consider and vote upon the Business Combination Agreement Proposal, the Merger Proposal, and, if necessary, the Adjournment Proposal.

Voting Power; Record Date

Shareholders will be entitled to vote or direct votes to be cast at the Meeting if they owned Moringa Ordinary Shares at the close of business on                     , 2023, which is the Record Date for the Meeting. Shareholders will have one vote for each share of Moringa Ordinary Shares owned at the close of business on the Record Date. The holders of the Moringa Class A ordinary shares and Class B Ordinary Shares will vote as a single class at the Meeting.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. Warrants do not have voting rights. On the Record Date, there were 5,944,567 Moringa Ordinary Shares outstanding, of which 2,589,567 shares were Moringa Public Shares.

Quorum and Vote of Moringa Shareholders

A quorum will be present at the Meeting if the holders of a majority of all of the Moringa Ordinary Shares entitled to vote at the Meeting are represented at the virtual meeting in person or by proxy. Abstentions will be counted as present for purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum. The Sponsor is the record holder and is entitled to vote an aggregate of 3,227,857 Moringa Ordinary Shares, which constitute approximately 54.3% of the issued and outstanding Moringa Ordinary Shares. The Sponsor has agreed to be present at the Meeting to establish a quorum for the purpose of approving the proposals related to the Transactions. In addition to the Moringa Ordinary Shares held by the Sponsor, Moringa will need 4,199,644 shares, or approximately 35.1%, of the 11,980,000 issued and outstanding Moringa Shares (including shares held by EBC and/or its affiliates) to be present at the Meeting in order to establish a quorum.

The approval of the Merger Proposal requires a special resolution, being a resolution passed by the affirmative vote of at least two-thirds of the votes cast by the shareholders present or represented by proxy and entitled to vote at the Meeting, as set out above as a matter of Cayman Islands law. The approval of each of the Business Combination Agreement Proposal and the Adjournment Proposal requires an ordinary resolution, being a resolution passed by a simple majority of the votes cast by shareholders of Moringa, as being entitled to do so, vote in present or by proxy at the Meeting, as set out in the Existing Moringa Articles.

Certain Voting Arrangements

As of the Record Date, the Sponsor (the sole insider of Moringa that holds Moringa Ordinary Shares) beneficially owned and was entitled to vote 3,227,857 Moringa Ordinary Shares, representing approximately 54.3% of the issued and outstanding Moringa Ordinary Shares (including, for purposes of calculating that percentage, both outstanding Moringa Class A Ordinary Shares and outstanding Moringa Class B Ordinary Shares). The Sponsor and the Moringa’s officers and directors are parties to the Letter Agreement with Moringa pursuant to which they committed to Moringa to vote any shares they own in favor of the Transactions.

Proxy Solicitation

Moringa is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or on the Internet. Moringa and its directors and officers may also solicit proxies by telephone or by other electronic means. Moringa will bear the cost of the solicitation.

Moringa has hired              to assist in the proxy solicitation process. Moringa has agreed to pay a fee of $             plus disbursements.

Moringa will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Moringa will reimburse them for their reasonable expenses.

Recommendation to Shareholders

The Moringa board of directors believes that the Business Combination Agreement Proposal, the Merger Proposal and, if presented, the Adjournment Proposal, are in the best interest of Moringa and unanimously recommends that its shareholders vote “FOR” the Business Combination Agreement Proposal, “FOR” the Merger Proposal and “FOR” the Adjournment Proposal, if presented.

Comparison of Rights of Shareholders of Moringa and Shareholders of Holisto (page 271)

If the Merger is successfully completed, holders of Moringa Ordinary Shares will become holders of Holisto Ordinary Shares, and their rights as shareholders will be governed by Holisto’s organizational documents. There are also differences between the laws governing Moringa, a Cayman Islands exempted company, and Holisto, an Israeli company, including, among other things, rights given to shareholders to call extraordinary meetings under the Israeli Companies Law, a prohibition on shareholder action by written consent under the Companies Law, and a lower quorum requirement for holding shareholder meetings under the Israeli Companies Law. For more information, please see “Comparison of Corporate Governance and Shareholder Rights” on page 271 for more information.

Emerging Growth Company

Moringa is, and following the Merger, Holisto will be, an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, Holisto will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find Holisto’s securities less attractive as a result, there may be a less active trading market for Holisto’s securities and the prices of Holisto’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Holisto has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Holisto, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Holisto’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Holisto will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Merger, (b) in which Holisto has total annual gross revenue of at least $1.235 billion, or (c) in which Holisto is deemed to be a large accelerated filer, which means the market value of Holisto’s common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which Holisto has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Foreign Private Issuer

Holisto expects, immediately following the completion of the Merger, to qualify as a “foreign private issuer” under SEC rules. Consequently, for so long as Holisto continues to meet such qualification, Holisto will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Holisto will be required to file its annual report on Form 20-F for the year ending December 31, 2022, with the SEC by April 30, 2023. In addition, Holisto will furnish reports on Form 6-K to the SEC certain information that is distributed or required to be distributed by Holisto to its shareholders.

Based on such foreign private issuer status, under existing rules and regulations, Holisto will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act. Holisto will also not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, Holisto officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Holisto Ordinary Shares.

Despite its initial exemption due to its foreign private issuer status, following the consummation of the Merger, Holisto nevertheless currently expects to issue interim quarterly financial information publicly and to furnish it to the SEC on Form 6-K.

As a foreign private issuer, Holisto is generally subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like Holisto to follow the corporate governance practices of its home country, which is Israel, in lieu of Nasdaq corporate governance requirements relating to independent directors and the formation and composition of committees, with respect to the disclosure of third party director and nominee compensation and the requirement to distribute annual and interim reports. Holisto currently does not intend to take advantage of the exemptions from the Nasdaq requirements (other than the quorum requirement for shareholder meetings, adoption and approval of material changes to equity incentive plans in accordance with the Companies Law which does not impose a requirement of shareholder approval for such actions, following Israeli corporate governance practice instead of the Nasdaq corporate governance rule which requires shareholder approval prior to an issuance of securities in connection with equity-based compensation of officers, directors, employees, or consultants and following Israeli corporate governance practice instead of the Nasdaq corporate governance rule requiring shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in Holisto and certain acquisitions of the stock or assets of another company), although in the future it may elect to take advantage of some or all of the exemptions provided by the Nasdaq rules. Restated Holisto Articles provide that, with respect to a meeting of shareholders called by the board of directors, two shareholders holding 25% of the outstanding Ordinary Shares constitutes a quorum, which is less than the Nasdaq requirement that a quorum be not less than one third. If the meeting is convened at the request of a shareholder, the quorum is one-third. The Existing Holisto Articles requires the presence (in person or in proxy) of two (2) or more shareholders holding together more than 50% of the voting rights of Holisto (on an as-converted basis), among which is Fosun and Explore, at all shareholders meetings.

A summary comparison between the Existing Holisto Articles and the Restated Holisto Articles is included under the caption ‘Comparison of Corporate Governance and Shareholder Rights’ on page 271 of this proxy statement/prospectus.

Diversity

The Nasdaq rules provide that each company listed on Nasdaq must have or explain why it does not have at least two members of its board of directors including (i) at least one diverse director who self identifies as female and (ii) at least one diverse director who self-identifies as an underrepresented minority or LGBTQ+. For foreign issuers “diverse” means an individual who self-identifies as one or more of the following: female, LGBTQ+, or an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in the country of the company’s principal executive offices. For a smaller reporting company, the second diverse director can be female, LGBTQ+ or an underrepresented minority. The phase-in period for this disclosure for a company listed on the Nasdaq

Capital Market, which is the market on which Holisto plans to be listed, the later of: (a) two years from the date of listing; or (b) the date the company files its proxy statement or its information statement (or, if the company does not file a proxy, in its Form 10-K or 20-F) for the company’s second annual meeting of shareholders subsequent to the Company’s listing.

Under Israeli law, if, at the time of a director is appointed all members of the board are of the same gender, then the appointed director must be of the other gender.

Regulatory Matters

The Merger is not subject to any federal or state regulatory requirement or approval, except for the filing with the SEC of the registration statement of which this proxy statement/prospectus is a part, and the filing with the Cayman Islands necessary to effectuate the Merger.

Anticipated Accounting Treatment

The Transactions are comprised of two transactions pursuant to the Business Combination Agreement, as described elsewhere in this proxy statement/prospectus. For accounting purposes, the Transactions are effectuated in two main steps:

1.      The exchange of shares held by Holisto shareholders pursuant to the Capital Restructuring, which is accounted for as a recapitalization in accordance with US GAAP.

2.      The merger of Moringa with Merger Sub, is not within the scope of ASC Topic 805 Business Combinations (“ASC 805”) because Moringa does not meet the definition of a business in accordance with ASC 805. Any difference between the fair value of Holisto Ordinary Shares issued and the fair value of Moringa’s identifiable net assets should to be recorded as additional paid-in capital. For purposes of the unaudited pro forma condensed combined financial information, it is assumed that the fair value of each individual Holisto ordinary share issued to Moringa shareholders is equal to the fair value of each Holisto ordinary share resulting from the Company Valuation of Holisto in the Business Combination Agreement, which is $400,000,000, plus the amount actually invested in Holisto pursuant to the New SAFE Agreements.

It has been determined that the legal acquirer of Moringa pursuant to the terms of the Business Combination Agreement will be Holisto. In addition, Holisto will be the accounting acquirer based on evaluation of the facts and circumstances detailed under the caption “Unaudited Pro Forma Condensed Combined Financial Information — Introduction — Accounting for the Transactions” below.

HISTORICAL COMPARATIVE AND PRO FORMA COMBINED
PER SHARE DATA OF MORINGA AND HOLISTO

The following table sets forth summary historical comparative share and unit information for Moringa and Holisto and unaudited pro forma condensed combined per share information of Moringa after giving effect to the Merger (as defined in the section titled “Unaudited Pro Forma Condensed Combined Financial Information”), assuming No Additional Redemption and Maximum Redemption Scenarios as follows:

•        Assuming No Additional Redemption Scenario:    This presentation assumes that Moringa’s shareholders do not exercise redemption rights with respect to any currently outstanding Moringa Public Shares.

•        Assuming Illustrative Redemption Scenario:    This presentation assumes that Moringa’s shareholders exercise redemption rights with respect to 50% of the remaining outstanding Moringa Public Shares, or 1,294,783 Moringa Class A Ordinary Shares, upon consummation of the Merger, at an assumed redemption price of $10.00 per share plus accrued interest.

•        Assuming Maximum Redemption Scenario:    This presentation assumes that Moringa Public Shareholders holding Moringa Public Shares will exercise their redemption rights with respect to all remaining outstanding Moringa Public Shares, consisting of 2,589,567 Moringa Class A Ordinary Shares, upon consummation of the Merger, at an assumed redemption price of $10.00 per share plus accrued interest, but that a total of 64,899 Moringa Public Shares will not be redeemed and that the Combined Company will meet the Public Market Value Requirement based on the expected $20 million market value, upon consummation of the Business Combination, of existing outstanding Holisto Ordinary Shares held by non-affiliates of the Combined Company that may be sold under Rule 144 of the Securities Act.

The unaudited pro forma book value per share information and the weighted average shares outstanding and net loss per share information for the six months ended June 30, 2022 and for the year ended December 31, 2021, reflect the Merger and the Capital Restructuring as if they had occurred on January 1, 2021.

This information is only a summary and should be read together with the summary historical and interim financial information of Holisto and related notes thereto, Moringa’s historical and interim financial statements and related notes thereto and sections entitled “Unaudited Pro Forma Condensed Combined Financial Information”, “Holisto’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Moringa’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of Moringa and Holisto is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined loss per share information below does not purport to represent the loss per share which would have occurred had the companies been combined during the period presented, nor loss per share for any future date or period and treats the Capital Restructuring and Transactions as being effective on January 1, 2021. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Moringa and Holisto would have been had the companies been combined during the periods presented.

				Combined Pro Forma(1)
(in thousands, except share and per share data)	Moringa		Holisto	Assuming No Additional Redemptions		Assuming Illustrative Redemptions		Assuming Maximum Redemptions
As of and For the Six Months Ended June 30, 2022
Book value per share	$(0.032	)(3)	$(752.272)	$(0.001	)(2)	$(0.001	)(2)	$(0.001	)(2)
Weighted average Holisto Ordinary Shares outstanding – basic and diluted			101,321	43,114,138		41,042,485		39,074,669
Basic and diluted net loss per Holisto Ordinary Share	$—		$134.80	$0.26		$0.27		$0.29
Weighted average number of class a ordinary shares subject to possible redemption	11,500,000
Basic and diluted net loss per class a ordinary share subject to possible redemption	$0.01
Weighted average number of non-redeemable class a and class b ordinary shares	3,355,000
Basic and diluted net loss per non-redeemable class a and class b ordinary share	$0.06
For the Year Ended December 31, 2021
Weighted average Holisto Ordinary Shares outstanding – basic and diluted			87,487	43,448,627		41,376,974		39,409,158
Basic and diluted net loss per Holisto Ordinary Share			$611.34	$0.57		$0.59		$0.8
Weighted average number of class a ordinary shares subject to possible redemption	9,875,342
Basic and diluted net loss per class a ordinary share subject to possible redemption	$0.08
Weighted average number of non-redeemable class a and class b ordinary shares	3,301,959
Basic and diluted net loss per non-redeemable class a and class b ordinary share	$0.23

____________

(1)      Combined Pro Forma of Holisto is presented post Capital Restructuring and Transactions, and after applying the Conversion Ratio.

(2)      Pro forma book value per share is calculated based on Holisto’s shareholders’ equity (capital deficiency) as of June 30, 2022 divided by weighted-average number of Holisto Ordinary Shares (based on U.S. GAAP), post Capital Restructuring, applying the Conversion Ratio and Transactions.

(3)      Moringa’s historical book value per share refers to both its Class A Ordinary Shares subject to possible redemption as well as the non-redeemable Class A and Class B Ordinary Shares as if they were a single class.

PRICE RANGE OF SECURITIES AND DIVIDENDS

Moringa

Moringa Units, Moringa Class A Ordinary Shares and Moringa Warrants are currently listed on Nasdaq under the symbols “MACAU,” “MACA” and “MACAW,” respectively. Each Unit consists of one Class A Ordinary Share and one-half of one redeemable Moringa Warrant and each whole warrant entitles its holder to purchase one Moringa Class A Ordinary Share at an exercise price of $11.50 per share. Moringa Units commenced trading on Nasdaq on February 17, 2021. Moringa Class A Ordinary Shares and Moringa Warrants commenced trading on Nasdaq on April 7, 2021.

Holders

At the close of business on February 28, 2023, there were three holders of record of the Moringa Units, 20 holders of record of Moringa Class A Ordinary Shares (on a stand-alone basis, apart from Moringa Units), one holder of record of Moringa Class B Ordinary Shares and one holder of record of Moringa Warrants (on a stand-alone basis, apart from Moringa Units). These numbers are not representative of the number of beneficial holders of Moringa Ordinary Shares, nor is it representative of where such beneficial holders reside, since all of these shares held of record in the United States were held through CEDE & Co., the nominee company of the Depository Trust Company, on behalf of brokers and banks in the United States, who in turn held such shares on behalf of their clients and customers.

Dividends

Moringa has not paid any dividends to its shareholders.

Holisto

There is no public market for Holisto’s securities. Holisto is applying to list its Holisto Ordinary Shares and Holisto Warrants on Nasdaq upon the Effective Time under the ticker symbols “HSLT” and “HLSTW”, respectively. There can be no assurance that Holisto will be able to meet those initial listing requirements.

Holders

As of the date of this proxy statement/prospectus, (i) Holisto has 40 holders of record of its share capital and (ii) Holisto has 15 shareholders of record located in the United States who own approximately 19.6% of the Holisto Ordinary Shares after giving effect to the Capital Restructuring (giving effect to issuance of Holisto Ordinary Shares to holders of New SAFE Agreements).

Dividends

Holisto has not paid any dividends to its shareholders. Following the completion of the Merger, Holisto’s board of directors will consider whether or not to institute a dividend policy. Holisto anticipates that it will use its funds in its business operations and, accordingly, does not anticipate that Holisto’s board of directors will declare dividends in the foreseeable future.

RISK FACTORS

Shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus. This proxy statement/prospectus also contains forward-looking statements that involve risks and uncertainties and actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this proxy statement/prospectus.

The risks set out below are not exhaustive and do not comprise all of the risks associated with an investment in Holisto. Additional risks and uncertainties not currently known to Holisto or Moringa or which Holisto or Moringa currently deem immaterial may also have a material adverse effect on Holisto’s business, financial condition, results of operations, prospects and/or its share price. Shareholders should consult a legal adviser, an independent financial adviser or a tax adviser for legal, financial or tax advice prior to deciding whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus. Holisto is under no duty to, and makes no undertaking that it will, update the risk factors contained herein.

Unless the context otherwise requires, all references in this section to “we”, “us”, or “our” or words of like import refer to Holisto and its subsidiaries prior to the consummation of the Merger.

Risks Related to Holisto’s Business and Industry

Holisto’s limited operating history and evolving business model make it difficult for you to evaluate its business and future prospects.

Holisto launched the Holisto Platform in mid-2020. Its revenues for 2019 and 2020 prior to the launch of the Holisto Platform were generated from product testing for consumers. 2020 and the first six months of 2021 were a start-up period, with revenues from the Holisto Platform being generated commencing on the second half of 2020 after the introduction of the Holisto Platform and Holisto engaging in modest marketing activities. Thus, 2021 was Holisto’s first full year of operation and the revenue growth from 2020 to 2021 and the increase in revenue in the six months ended June 30, 2022, reflect the difference in Holisto’s business from 2020 to 2021, and is not an indication of future growth rate. Holisto believes that its future revenue growth will be dependent upon certain key market factors and its ability to address these factors in a manner that will encourage travelers to use the Holisto Platform rather than any of the many other alternatives for securing hotel rooms. Holisto’s relatively limited operating history and modest level of revenue to date makes it difficult to evaluate Holisto’s future prospects and the risks and challenges it may encounter. Further, because Holisto has limited historical financial data and operates in a rapidly evolving and highly competitive market, it is difficult for an investor to evaluate Holisto’s prospects.

Further, Holisto’s development activities are evolving as management evaluates both the needs of the market and its perception of the best way to address these needs. As a result, following the closing of the Merger, Holisto’s management may decide to change to Holisto’s business model in response to shifts or perceived shifts in market sentiment or otherwise and it may incorrectly gauge the direction of the market. In this connection, Holisto’s business and operations may undergo changes that result is a material change in its business and the direction of its business. Any such modifications could result in increased losses (as pivoting the business may be costly). In 2021, Holisto changed the focus of increased its marketing efforts by using in marketing channels that charge fees based on per actual booking through the system (“pay per sale”) rather than and marketing channels that use the “pay per click” model, where the fees were based on the number of times the website was accessed, regardless of whether a booking resulted, which had been Holisto’s prior practice, which resulted in a significant increase in marketing expenses for 2021. Because Holisto’s business model is evolving, you may have difficulty in evaluating Holisto as an investment.

If Holisto fails to address the risks and difficulties that it faces, including those described elsewhere in this “Risk Factors” section, its business, financial condition, and results of operations could be impaired. Holisto has encountered in the past, and will encounter in the future, risks, and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If Holisto’s assumptions regarding these risks and uncertainties, which it uses to plan and operate its business, are incorrect or change, or if it does not address these risks successfully, it may not be able to operate profitable or generate positive cash flow from operations.

Holisto has incurred losses since it commenced operations, has a negative shareholders’ equity and negative cash flow from operations and can give no assurance that it can or will operate profitably or generate positive cash flow from operations.

For the six months ended June 30, 2022, Holisto sustained an operating loss of approximately $8.4 million and a net loss of approximately $13.7 million on revenues of approximately $16.5 million, and for the six months ended June 30, 2021, Holisto sustained an operating loss of approximately $6.0 million and a net loss of approximately $10.1 million on revenues of approximately $4.3 million. For the year ended December 31, 2021, Holisto sustained an operating loss of approximately $9.2 million and a net loss of approximately $53.5 million on revenues of approximately $15.1 million, and for the year ended December 31, 2020, the first year in which Holisto introduced the Holisto Platform, Holisto sustained an operating loss of approximately $3.6 million and a net loss of approximately $3.7 million on revenues of approximately $1.2 million. For the six months ended June 30, 2022 and 2021, Holisto had a negative cash flow from operations of approximately $0.9 million and $1.5 million, respectively. For the years ended December 31, 2021 and 2020, Holisto had a negative cash flow from operations of approximately $5.0 million and $3.0 million, respectively. Holisto is continuing to incur losses and a negative cash flow from operations. If Holisto is not able to either provide funding to cover its losses from operations or increase revenues significantly so that its gross profit covers its operation expenses, which are expected to increase as Holisto incurs additional expenses as a result of its status as a reporting company, Holisto will continue to generate losses and negative cash flow from operations and may not be able to continue in business.

The principal operating expense for six months ended June 30, 2022 and the year ended December 31, 2021 and the was sales and marketing expense of approximately $14.2 million and $12.2 million, respectively, resulting in large part from its change to a pay-per-sale model, which increased both revenue and sales and marketing expenses.

The principal non-operating expense for the six months ended June 30, 2022 and the year ended December 31, 2021 was the financial expense, which is primarily remeasurement of the SAFE obligation (approximately $2.8 million and $25.2 million, respectively) and remeasurement of warrant liability (approximately $1.8 million and $17.8 million, respectively).

Holisto presently does not have sufficient current funding to enable it to operate for any significant period subsequent to the closing of the Business Combination and is currently in the process of rising additional funds that will enable it to operate for a longer period, which shall be determined in accordance with the amount that Holisto will succeed in raising. There is no assurance that Holisto will be successful in raising such additional funds prior to the closing of the Business Combination or that such additional funds, if raised, will be sufficient in order to enable Holisto to operate for any significant period subsequent to the closing of the Business Combination. The cash available from the Business Combination and from any financings will have a material effect upon Holisto’s liquidity following the Closing.

Holisto requires significant funds for its operations and the failure to obtain the necessary funding may impair its ability to continue in business.

On June 30, 2022, Holisto had a working capital deficiency of approximately $3.3 million and an accumulated deficit of approximately $64.1 million. Since June 30, 2022, Holisto has continued to operate at a loss and negative cash flow from operations with the result that the working capital deficiency and accumulated deficit has increased. Although Holisto raised $9.23 million through the New SAFE Agreements and through the CII Loan Agreement, as of the date of this proxy statement/prospectus, neither Holisto nor Moringa has any agreements or understandings with respect to any financing for Holisto at or after the closing of the Business Combination. While Holisto believes that the present funding will be sufficient to enable it to continue its operations at least through January 31, 2023, Holisto presently does not have sufficient current funding to enable it to operate for any significant period subsequent to the that date. Holisto requires significant funds in order to continue the development and marketing of the Holisto Platform and to continue in business. If Holisto fails to raise the financing it requires either at or immediately after the completion of the Business Combination, it may not be able to continue in business. As of the date of this proxy statement/prospectus, Holisto does not have any debt or equity financing commitment, and neither Holisto nor Moringa can give any assurance that any such financing can or will be obtained on acceptable, if any, terms. Although Holisto will seek to obtain PIPE or other financing to be funded contemporaneously with the closing of the Business Combination, neither Holisto nor Moringa can give assurance as to the availability or terms of such financing. Holisto and Moringa terminated the Securities Purchase Agreement with the SPA Investor, in accordance with the terms of the Securities Purchase Agreement, because they were unable to enter into agreements to raise required funding, on terms acceptable to the SPA Investor as set forth in the Securities Purchase

Agreement. Neither Holisto nor Moringa has any agreement for a financing, and neither can give any assurance of the availability or terms of any financing. The failure to obtain adequate financing may make it less likely that the Business Combination will be approved by Moringa’s shareholders. The extent of Holisto’s requirements for financing after the closing of the Business Combination will be dependent upon the funds available from the Trust Account following redemption by the Moringa Public Shareholders, and the amount of funding it requires may by substantial, particularly if Holisto does not have funding in place at the time of the closing. Any financing which Holisto may be able to obtain may result in significant dilution to the holders of Holisto Ordinary Shares, may include provisions which may have an adverse effect upon the price of the Holisto Ordinary Shares and may contain covenants which may affect the ability of Holisto to conduct is business in accordance with its business plan. Holisto estimates that if more than 50% of the holders of the Moringa Public Shares exercise their redemption right and there is no additional funding, Holisto will require additional funding after the closing to fund its anticipated expenses for the year following the closing. Further, funds may not be available to Holisto when it needs them on reasonable, if any, terms, and if Holisto cannot raise sufficient additional funds when it needs the funds, its business, prospects, financial condition, and operating results could be negatively affected. If Holisto is not able to raise sufficient financing to cover its ongoing expenses, it may not be able to continue in business. The factors described in this risk factor may affect the decision of the holders Moringa Public Shares to exercise their redemption rights, which could reduce the funds in the Trust Account available for Holisto post-closing.

If Holisto does not have sufficient financing to satisfy the Moringa Public Shareholders that it will have sufficient financing to develop its platform and continue in business, Moringa’s Public Shareholders may demand redemption of their Public Shares to the extent that Moringa cannot complete the Business Combination.

As of the date of this proxy statement/prospectus, neither Holisto nor Moringa has any financing for the combined corporation at and following the closing of the Business Combination. Further, the lack of committed financing at the closing of the Business Combination may be a major factor in a Moringa Public Shareholder’s decision to seek to redeem his or her Moringa Public Shares. Neither Holisto nor Moringa can give any assurance that they will be able to negotiate an acceptable financing. Any financing may significantly dilute the equity interest of the continuing shareholders of the surviving corporation and may include unfavorable terms, including giving the investor the ability to acquire shares at a price which is less than the market price of the ordinary shares at the time of purchase of Holisto Ordinary Shares, whether upon conversion of a debt instrument or a takedown under an equity line of credit. Holisto and Moringa can give no assurance that the surviving entity will be able to enter into any financing on terms that it considers reasonable and which would be designed to make it less likely that Moringa’s public shareholders would redeem their public shares.

The report of Holisto’s independent registered public accounting firm expresses substantial doubt about its ability to continue as a going concern.

Holisto’s auditor, Kost Forer Gabbay & Kasierer, Member Firm of EY Global, has indicated in its report on Holisto’s financial statements for the year ended December 31, 2021, that Holisto has suffered recurring losses from operations, has a negative cash flow from operating activities and substantial doubt exists about its ability to continue as a going concern. Holisto’s unaudited financial statements for the six months ended June 30, 2022, include a similar going concern qualification in the notes to its consolidated financial statements. A “going concern” qualification, as well as the underlying conditions that resulted in the going concern qualification, could impair Holisto’s ability to finance its operations through the sale of equity, to incur debt, or to pursue other financing alternatives. Holisto’s ability to continue as a going concern will depend upon the availability and terms of future funding, the development of its business and its ability to operate profitably if it completes the Merger. If Holisto is unable to achieve these goals, its business would be jeopardized and may not be able to continue. If Holisto ceases operations, it is likely that all of its investors would lose their investment.

Because Holisto’s product is currently focusing on one aspect of the online travel industry, which is hotel bookings, it may incur significant expenses as it seeks to expand its platform to meet other needs of travelers with no assurance as to its success.

The Holisto Platform is presently focused solely on meeting travelers’ needs for hotel bookings. Accordingly, in the event that Holisto will seek to expand the services it offers to traveler other services such as airline tickets, car rentals or other services, it is likely that it will incur significant expenses. Furthermore, before Holisto could offer any such services it would need to develop the software and integrate it into the Holisto Platform after test marking it. Any such development would take substantial time and efforts, and there is no assurance that such efforts will be successful, will be timely or will develop in accordance with Holisto’s expectations or that the resulting product will be state of the art at the time it is developed or will be acceptable to travelers.

Fluctuations in energy prices, including jet fuel prices, may substantially increase the travel expenses of Holisto’s travel customers and could adversely affect its business

Recently, oil prices as well as jet fuel prices maintained their high level, mainly due to supply aspects and sanctions prohibiting the use of oil originating from Russia due to its invasion of Ukraine. An increase in the prices of jet fuel may be rolled out by the airlines companies to its travelers by increasing the flight tickets and as a result increase the travel expenses of Holisto’s travel customers. Any decrease in travel will have an impact upon hotel reservations, which would adversely affect Holisto’s business.

Declines or disruptions in the travel industry could adversely affect Holisto’s business and financial performance.

Holisto’s financial results and prospects are dependent upon the health of the travel industry, and namely upon the sale of hotel bookings through a wide range of vendors. Travel, including hotel bookings, is significantly dependent on discretionary spending levels. As a result, sales of travel services decline during general economic downturns and recessions and times of political or economic uncertainty, such as due to the COVID-19 pandemic, as consumers engage in less discretionary spending, are concerned about unemployment or inflation, have reduced access to credit or experience other concerns or effects that reduce their ability or willingness to travel. Also, inflationary pressure which affect the costs incurred by personal and business travelers could reduce the need or desire for travel which would impact all aspects of the leisure time industries and could affect a traveler’s decision to seek non-hotel accommodations, such as those provided by Airbnb and Vrbo.

Perceived or actual adverse economic conditions, including slow, slowing or negative economic growth, high or rising unemployment rates, inflation and weakening currencies, and concerns over government responses such as higher taxes or tariffs, increased interest rates and reduced government spending have impaired and could in the future impair consumer and business spending and adversely affect the health of the travel industry and the demand for both personal and business travel.

Political uncertainty, conditions or events can also negatively affect consumer spending and adversely affect travel demand. Many regions in the world, particularly in those countries that appear to be most affected by economic, social and political uncertainties, may be affected by macro-economic conditions and concerns, which could lead to volatility in transaction growth rates, increased cancellation rates and weaker trends in accommodation average daily rates. Further economic or political disruptions beyond those resulting from the COVID-19 pandemic could cause, contribute to or be indicative of deteriorating macro-economic conditions, which in turn could negatively affect travel or the travel industry in general and therefore may have an adverse impact on Holisto’s results of operations.

These and other macro-economic uncertainties, such as energy prices, geopolitical tensions and differing central bank monetary policies, can also impact consumer travel decisions.

The uncertainty of macro-economic factors and their impact on consumer travel decisions, which may differ across regions, makes it more difficult to forecast industry and consumer trends and the timing and degree of their impact on Holisto’s markets and business, which in turn could adversely affect Holisto’s ability to effectively manage its business and adversely affect its results of operations.

If market acceptance of Holisto’s products does not develop, or develops more slowly than Holisto expects, its business will be adversely affected.

The Holisto Platform is relatively new in the market, having been introduced in mid-2020, and it is possible that other technologies, based on new or existing technology or a combination of technologies, will achieve acceptance or leadership as compared to the Holisto Platform. Even if Holisto obtains market acceptance for its Platform, the Holisto Platform may not compete successfully with products and services which already have a developed customer base or which are not new products or based on new technology. Holisto cannot predict the timing of market acceptance for the Holisto Platform or whether it will be accepted at all, and it is more difficult to predict market acceptance and growth in light of the current economic conditions. In addition, to the extent that a market for the Holisto Platform products develops, Holisto expects that there will be increasing competition from alternative providers and other modalities. If Holisto is not successful in commercializing the Holisto Platform in a timely manner, or is not as successful as Holisto expects, or if other modalities gain acceptance by potential customers of Holisto (travel or hotel service providers), other market participants, Holisto’s business, results of operations and financial condition will be materially and adversely affected. In order to develop its business, Holisto needs to offer the traveler a competitive price for a particular hotel in an easy to use manner and for the traveler to recognize that Holisto meets this need. If the traveler does not perceive that Holisto quickly and easily provides a competitive rate and terms to meet his or her hotel needs, or if he or she finds Holisto’s website difficult to use, travel customer use of Holisto’s websites will be adversely affected. Thus, Holisto needs to continually anticipate and address the needs of the consumer traveler. Holisto’s failure to do so may result is a loss of business which will affect its business, prospects, financial conditions and the results of its operations and its ability to remain in business.

The markets in which Holisto competes are characterized by rapid technological change, which requires Holisto to continue to develop new products and product innovation and could adversely affect market adoption of its products.

In order to successfully market the Holisto Platform, Holisto needs to be able to offer a product that uses the most advanced technological developments. The market in which Holisto competes is characterized by rapidly changing technology, evolving industry standards, consolidation, frequent new service announcements, introductions and enhancements and changing consumer demands and preferences. These characteristics are changing at an even greater pace as OTAs and other travel service providers seek to address consumer needs and preferences resulting from the COVID-19 pandemic. In addition, these market characteristics are heightened by the progress of technology adoption in various markets, including the continuing adoption of the internet and online commerce in certain geographic areas and the emergence and growth of the use of smartphones, tablets and other smart devices, including those with voice and artificial intelligence capabilities, for mobile e-commerce transactions. New developments in other areas, such as cloud computing, could have an adverse effect on Holisto’s technological advantages and make its technology and solutions less appealing or even obsolete. Such developments may also make the market entry easier for competitors due to lower upfront technology costs. As a result, Holisto’s future success will depend, in part, on its ability to adapt to rapidly changing technologies, to adapt its services and online Holisto Platform to evolving industry standards and local preferences and to continually innovate and improve the performance, features and reliability of its services and online platform in response to competitive service offerings and the evolving demands of the marketplace. While Holisto intends to continue to invest substantial amounts on research and development to enhance the Holisto Platform, other companies may develop competing products that use competitive technologies which may have greater appeal to travelers which could adversely affect consumer acceptance of the Holisto Platform. Delays in developing new products that meet travel customer requirements could impair Holisto’s relationships with travel customers, who would use other sources to meet their travel needs. If Holisto is unable to develop products or system that meet travel customer’s requirements, including pricing and ease of use, on a timely basis or that remain competitive with other technological alternatives, the Holisto Platform could lose business and its revenue, operating results, financial conditions and prospects would be impaired.

Furthermore, competitive pressure to innovate could encompass a wider range of services and technologies, including services and technologies that may be outside of Holisto’s core business, and Holisto’s may not be able to keep pace with such developments. Holisto’s current and potential competitors have more resources or more established or varied relationships with partners or consumers than Holisto has and are better known than Holisto, and they could use these advantages in ways that could affect Holisto’s competitive position, including by making acquisitions, entering or investing in hotel booking businesses, investing in research and development and competing aggressively for highly-skilled employees.

In addition, the widespread adoption of new internet, networking or telecommunications technologies or other technological changes could require Holisto to incur substantial expenditures to modify or adapt its services or infrastructure to these new technologies, which could adversely affect its results of operations or financial condition. Any failure to implement or adapt to new technologies in a timely manner or at all could adversely affect Holisto’s ability to compete or otherwise adversely affect its business, and therefore adversely affect Holisto’s brand, market share and results of operations.

Uncertainty and instability resulting from the conflict between Russia and Ukraine could adversely affect Holisto’s business, financial condition and operations.

In late February 2022, Russian military forces launched significant military action against Ukraine, and continued sustained conflict and disruption in the region is continuing, with no certainty as to how or when it will end. In response to Russia’s invasion of Ukraine, the United States, the United Kingdom, the European Union and several other countries have imposed or are imposing far-reaching sanctions and export control restrictions on Russian entities and individuals. These and any additional sanctions, as well as any counter responses by the governments of

Russia or other jurisdictions, and prolonged unrest, intensified military activities and/or the implementation of more extensive sanctions could adversely affect the global financial markets generally and levels of economic activity as well as increase financial markets volatility. Although Holisto does not presently have any business in Russia, Ukraine or Belarus, the conflict in the Ukraine has resulted in major disruptions in the travel industry, particularly in Europe. The increase in fuel prices resulting from the Russian invasion and the effects of the boycott of Russian gas and oil combined with inflationary pressures generally has resulted in cancelations of flights, and certain countries have discouraged travel from their airports, where some governments have discouraged travel from their airports and tour operators are cancelling travel to certain parts of Europe, particularly Central Europe. It is not possible to predict the broader or long-term consequences of this conflict, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets generally and the travel industry in particular.

The COVID-19 pandemic and the effects of the pandemic have had, and are expected to continue to have, a material adverse impact on the travel industry.

The COVID-19 pandemic and the steps taken by governments and industry have had a significant impact the level of economic activity around the world, had an unprecedented effect on the global travel industry. Since the first quarter of 2020, the governments of many countries, states, cities and other geographic regions have implemented, and continue to implement, a variety of containment measures, including travel restrictions, bans and advisories, instructions to practice social distancing, curfews, quarantine advisories, including quarantine restrictions after travel in certain locations, “shelter-in-place” orders, required closures of non-essential businesses, vaccination mandates or requirements for businesses to confirm employees’ vaccination status, and other restrictions. During the course of the pandemic, governments implemented additional containment measures in response to new variants of the virus which arise frequently with initially no understanding of the effects or seriousness of the variant. Although the development of vaccines and treatments for COVID-19 has lessened the public’s perception of the seriousness of COVID-19, there is still a general concern about the COVID-19. While COVID-19 reported mortality rates appear to have receded in the United States The current strains of the virus appear to be less severe but not necessarily less contagious, the process of vaccinating against the COVID-19 requires periodic vaccinations with various levels of success. In addition, the impact of vaccine hesitancy, as well as uncertainty over the efficacy of the vaccine against new variants of the virus and the public recognition of the fact that fully vaccinated individuals can still develop COVID-19, may all contribute to delays in economic recovery on even a regression in economic condition, particularly for the travel industry. The ability to travel has been limited through border closures, mandated travel restrictions and limited operations of hotels and airlines, and may be further limited through additional voluntary or mandated closures of travel-related businesses.

One of the effects of the government policies that were directed at containing COVID-19 that affected travel generally and the hospitality industry in particular was major closures of hotels and reductions of flights. In 2019 and 2020 many hotels closed and terminated or substantially reduced their staff, and airlines suffered both resignations and layoffs and, with fewer travelers, airlines cut costs by reducing staff. Airports faced similar problems as a result of the reduced level of travel. Now, in 2023, as the public interest in travel has increased significantly, the airlines are facing a shortage of pilots and the hospitality industry is facing a shortage of workers, who are less inclined to take a low-paying job in the hospitality industry.

However, recently many countries, including the United States, have reduced the requirements for entry and make entry into the country easier and travel has increased. As a result, flight delays and cancellation, which affect the travel industry in general, have resulted more from pilot and other personnel shortages and weather conditions, particularly freezing temperatures and heavy snow falls, in the United States and Europe than from COVID restrictions.

Holisto also cannot predict the long-term effects of the COVID-19 pandemic or any other pandemic or disease outbreak may have on the travel industry. In particular, Holisto may need to adapt to a travel industry with fewer and different suppliers as well as structural changes to certain types of travel.

While Holisto has undertaken certain actions to attempt to mitigate the effects of COVID-19 on its business, any cost-savings activities may lead to disruptions in its business, inability to enhance or preserve its brand awareness, reduced employee morale and productivity, increased attrition, and problems retaining existing and recruiting future employees, all of which could have a material adverse impact on its business, financial condition, results of operations and cash flows. During 2021, in order to discourage cancelations, Holisto offered travelers a credit to be used toward a future reservation. This policy had no impact on revenue since all of the credits were used in 2021.

For the reasons set forth above and other reasons that may come to light as the COVID-19 pandemic and containment measures evolve over time, it is difficult to evaluate the impact to Holisto’s future revenues, results of operations, cash flows, liquidity or financial condition, but such impacts have been and will continue to be significant and could continue to have a material adverse effect on its business, financial condition, results of operations, cash flows and liquidity position for the foreseeable future.

Intense competition could impair Holisto’s ability to generate revenue and operate profitably.

Holisto competes globally with wholesalers, travel agencies, OTAs, travel and global distribution systems as well as the hotel’s own websites. According to recent industry estimates, more than 400 companies around the world, are engaged in the online distribution or sale of hotel bookings. The market for the Holisto’s services is intensely competitive, constantly evolving and subject to rapid change, and current and new competitors can launch new services at a relatively low cost. We only offer hotel rooms at hotel service providers with which we have a relationship. Some of Holisto’s current and potential competitors, which include some of the worldwide leading brands in the hotel booking market, including Expedia Group, which includes Orbitz.com, Expedia.com and Hotels.com, and Booking Holdings Group, which includes Booking.com, Priceline.com, Agoda.com, HotelTonight (which is owned by Airbnb) and others, have substantial customer bases and offer travelers a range of services in addition to hotel rooms and they aggressively market their services. In addition, services such as Airbnb and Vrbo provide an alternative to hotels such as houses, cabins, condos, unique homes and vacation rental units, which we do not offer. These competitors have significantly more customers or users, consumer data and financial and other resources than Holisto does, and they may be able to leverage other aspects of their businesses (e.g., search or mobile device businesses) to enable them to compete more effectively with Holisto particularly since there services are not limited to hotel reservations. Moreover, as the economy and the travel industry recover from the impact of the COVID-19 pandemic, the structure of the travel industry or consumer preferences could change in ways that could disadvantage Holisto and benefit certain of its existing competitors or new entrants. For example, as a result of the COVID-19 pandemic and the resulting international travel restrictions and social distancing practices, there has been a shift in favor of domestic travel and alternative accommodations. Further, tighter credit resulting from increases in the interest rate could affect a traveler’s decision to seek non-hotel alternatives, such as those offered by Airbnb and Vrbo and other online travel booking services, rather than seeking to stay at a hotel. While Holisto believes it has been able, and may continue to be able, to rapidly adjust to these changes and may even benefit from them by, among other things, its ability to leverage its size and technology, this shift could also benefit competitors that are more well established in domestic markets and alternative accommodations than Holisto. As a result, Holisto’s strengths may not provide the competitive advantages that Holisto expects. If Holisto is unable to successfully adapt to any changes in how the travel industry and hotel bookings operate or to changes in the ways in which consumers purchase travel services, Holisto’s ability to compete, and therefore its business and results of operations, would be adversely affected.

In addition, metasearch companies, like Google, may leverage their general search business or use algorithms that have the effect of promoting the services of travel companies other than Holisto by listing other services at the top of their organic search results, which may lead to certain travel service providers or others gaining a larger share of search traffic, which could lead to a decline in the business generated on such metasearch websites and have an adverse effect on Holisto’s business and results of operation.

As the use of mobile devices to make hotel and other travel arrangements increase, Holisto will need to maintain the Holisto Platform in a manner desirable to mobile users.

The use of mobile devices, including phones and tablets, for making reservation is increasing. In order to attract business, Holisto’s competitors use mobile applications which make it easier for the traveler to use the competitor’s service. Holisto needs to maintain the Holisto Platform to meet the needs of the mobile user, as contrasted with desktop. In this connection, the ability of a travel company to provide an easy-to-use mobile application may be key to developing an online business directed to the mobile user. Since Holisto markets its services through metasearch websites, it offers its services through, among others, mobile web, which can be accessed without the need for a mobile application. Nonetheless, since the use of mobile applications entails certain advantages such as improved user experience and customer management, and since mobile applications may enhance increase user engagement, Holisto has launched in November 2022 mobile applications through which the Holisto Platform is accessible in addition to mobile web. Since Holisto’s mobile application was only recently launched and have not been in use for a sufficient time for Holisto to analyze their use and there can be no assurance that they will be accepted in the market in which Holisto operates, that users will find them as easy to use as other applications or that Holisto will benefit from any of them as anticipated.

Holisto may not be able to develop its business outside of the United States.

For each of 2021 and 2020, more than 93% of Holisto’s revenues was from North America travelers, a substantial majority of which was derived from United States travelers. As of the date of this proxy statement/prospectus, Holisto is looking to develop its business in other regions worldwide, including the United Kingdom, France, Germany, Spain, and Italy, which will require additional financing. Holisto expects to expand its operations with an aim to increase its penetration to different markets in accordance with its business plan as shall be determined by Holisto’s management from time to time. As Holisto seeks to enter other markets it will incur significant startup costs, including marketing costs, in each geographical area in which it seeks to generate business, with no assurance that it will generate sufficient revenue to cover such costs. Holisto will not have the funds for such expansion unless it receives sufficient funds from the Trust Account or any other financing agreements which Holisto may enter into either before or subsequent to the closing. To the extent that Holisto does not obtain sufficient funding, its business will continue to be dependent upon the United States market.

Even if Holisto obtains sufficient funding, many factors may slow the development of Holisto’s international businesses, including worldwide or regional economic conditions, local customs relating to room reservations, language issues, exchange rate fluctuations, increases in cancellations of hotel bookings, adverse changes in travel market conditions and the competitiveness of each market. Many regions around the world have different economic conditions, customs, languages, currencies, consumer expectations, levels of consumer acceptance and use of online platforms for commerce, legislation, regulatory environments (including labor laws and customs), tax laws and levels of political stability, and Holisto is subject to associated risks typical of international businesses. International markets may have strong local competitors with an established brand and travel service provider that may make expansion in that market difficult or costly and take more time than anticipated. In addition, internet security regulations and the need to maintain a secure environment, as well as compliance with legal, regulatory or tax requirements in multiple jurisdictions places demands on Holisto’s time and resources. Holisto may experience unforeseen and potentially adverse legal, regulatory or tax consequences. In some markets, legal and other regulatory requirements may prohibit or limit participation by foreign businesses, such as by making foreign ownership or management of internet or travel and hotel-booking related businesses illegal or difficult, or may make direct participation in those markets uneconomic, which could make Holisto’s entry into and expansion in those markets difficult or impossible, require that Holisto work with a local partner or result in higher operating costs. If Holisto is unsuccessful in expanding in new and existing markets and effectively managing that expansion, Holisto’s business and results of operations could be adversely affected.

Holisto’s business could be negatively affected by changes in search engine algorithms and dynamics or other traffic-generating arrangements.

Holisto integrates with and relies on leading metasearch websites such as Google, Trivago, Kayak and others, in order to generate a significant portion of the traffic to the Holisto Platform. These metasearch websites allow hotels and OTAs to publish their offerings and generate and display results based on matching the user search criteria with the characteristics of the hotel offerings. Holisto integrates with leading metasearch websites, through which it can display its prices on metasearch websites used by consumers and from which a significant amount of traffic on the Holisto Platform is directed. Metasearch websites may update and change their algorithms that determine the placement and display of results for a user’s search, could, for competitive or other purposes, alter its search algorithms or display of results which could cause a website to place the Holisto Platform lower in search query results or inhibit its participation in the search query results, may change their algorithms or results in a manner that has a negative effect on the search engine ranking of the Holisto Platform’s offerings and may have the effect of being more favorable to the search results characteristics that may be offered by some of Holisto’s competitors, which could have an adverse effect on Holisto. In addition, metasearch companies may add and favor their own travel offerings at the expense of other paid listings and organic search results, or pursue similar strategies. Such potential actions are out of Holisto’s control, but may result in reducing the amount of traffic to the Holisto Platform. Such a result could have a material adverse effect on Holisto’s financial results.

Holisto may experience difficulties in managing its growth and expanding its operations.

Holisto’s ability to manage its operations and future growth will require Holisto to continue to improve its operational, financial and management controls, compliance programs and reporting systems, including its compliance programs, privacy, cybersecurity and anti-corruption and financial controls. Holisto may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, which could have an adverse effect on its business, reputation and financial results.

Holisto is dependent on hotel service providers.

Holisto relies on wholesalers, OTAs and global distributions systems, which provide hotel rooms, pursuant to agreements between Holisto and these sources, and which Holisto refers to as hotel service providers to make their offerings of hotel accommodation available to consumers through the Holisto Platform, with a total of approximately 49% of the bookings placed through the Holisto Platform during the six months ended June 30, 2022 and the year ended December 31, 2021 deriving from three hotel service providers with whom Holisto had agreements during the periods indicated, which included HotelBeds, and from two of whom Holisto was also entitled to a commission, the structure of which depends on sales target amounts through the Holisto Platform. As of December 31, 2021, Holisto had agreements with 25 different hotel service providers pursuant to which Holisto has access to the hotel service providers’ inventory of available hotel rooms and it could offer the hotel rooms to its travel customers, as of June 30, 2022, Holisto had agreements with 37 different hotel service providers pursuant to which Holisto has access to the hotel service providers’ inventory of available hotel rooms and it could offer the hotel rooms to its travel customers and as of the date of this proxy statement/prospectus, Holisto has agreements with 42 different hotel service providers pursuant to which Holisto has access to the hotel service providers’ inventory of available hotel rooms and it could offer the hotel rooms to its travel customers. To the extent the majority of hotel service providers ceased to cooperate with Holisto, Holisto’s business, market share and results of operations could be harmed. Also, if hotels cease cooperating with those hotel service providers, Holisto’s business could be harmed. In addition, if hotel service providers voluntarily or involuntarily declare bankruptcy or otherwise cease or limit their operations, it could harm Holisto’s business and results of operations and, to the extent that Holisto has funds on deposit with the hotel service provider, Holisto’s ability to use that deposit may be impaired.

Holisto is dependent on metasearch websites and derives approximately 50% of its revenues from one such website.

Holisto currently relies on travel customer traffic from metasearch websites for more than 90% of its hotel booking, with Google accounting for approximately 50% of its hotel booking for the six months ended June 30, 2022, and the year ended December 31, 2021. To the extent that any of these metasearch websites promote other ways of hotel bookings or the implementation of algorithms developed by these metasearch websites has the effect, whether intended or nor, Holisto’s business and results of operations could be harmed. In the event that Holisto’s relationship with these metasearch websites is harmed or terminated, Holisto will need to develop a relationship with another metasearch website which might not generate the same level of business.

Certain of Holisto’s strategic arrangements could be terminated or may not materialize into long-term contracts.

Holisto has arrangements with strategic metasearch websites. Some of these arrangements could be terminated or may not materialize into long-term contract arrangements. If these arrangements are terminated or if Holisto is unable to enter into long-term contracts, its business, prospects, financial condition and operating results may be materially adversely affected.

Holisto relies on the performance of highly skilled employees; and, if Holisto is unable to attract and retain key employees and other well-qualified employees, its business would be harmed.

Holisto’s performance is largely dependent on the talents and efforts of highly skilled individuals. Holisto’s future success depends on its continuing ability to identify, hire, develop, motivate and retain highly skilled employees for all areas of the organization. In particular, the contributions of key senior management are critical to the overall management of Holisto’s business. Holisto may not be able to retain the services of any members of its senior management or other key employees, the loss of whom could harm Holisto’s business and competitive position.

In addition, competition for well-qualified employees in all aspects of Holisto’s business, including software engineers and other technology professionals, is intense. The competition for talent in the technology sector in general, and in Holisto’s industry in particular, may in the future increase Holisto’s personnel expenses, which may adversely affect its results of operations. Holisto’s continued ability to compete effectively and to innovate and develop products, services, technologies and enhancements depends on its ability to attract, retain and motivate well-qualified employees. If Holisto does not succeed in attracting well-qualified employees or retaining, training, managing and motivating existing employees, its business, competitive position, reputation and results of operations would be adversely affected.

Holisto relies on third parties for many systems and services, and therefore could be harmed by their activities.

Holisto relies on third party providers for a broad range of key services, including both external, travel customer-facing services, such as travel customer support, and internal services related to operations, technology development and infrastructure, with the result that they may not provide the necessary support for Holisto, and the failure of any of Holisto’s service providers to meet Holisto’s requirements, or legal or regulatory requirements, could damage Holisto’s reputation, make it difficult for Holisto to operate some aspects of its business, or expose Holisto to liability for the service provider’s actions. Likewise, if one of Holisto’s service providers were to cease operations, face financial distress or other business disruption, Holisto could suffer increased costs and disruption to its own business operations until an equivalent alternative could be sourced or developed, any of which could also have an adverse impact on Holisto’s business and financial performance.

If Holisto seeks to expand its business through acquisition, Holisto may not be successful in identifying acquisition targets or integrating their businesses with its existing business.

From time to time, Holisto may undertake acquisitions to add new products and technologies, acquire talent, gain new sales channels or enter into new markets or sales territories. To date, Holisto has limited experience with acquisitions and the integration of acquired technology and personnel. Further, the ability to successfully identify an acquisition candidate, negotiate and close an acquisition and then integrate the acquired company may be made more difficult by travel limitations and difficulties resulting from the COVID-19 pandemic, the Russian invasion of Ukraine or other factors.

There are significant risks associated with any acquisition program, including, but not limited to, the following:

•        Holisto may incur significant expenses and devote significant management time to the acquisition, and it may be unable to consummate the acquisition on acceptable terms.

•        If Holisto identifies an acquisition, it may face competition from other companies in the industry or from financial buyers in seeking to make the acquisition.

•        The integration of any acquisition with Holisto’s existing business may be difficult and, if Holisto is not able to integrate the business successfully, it may not only be unable to operate the business profitably, but management may be unable to devote the necessary time to the development of Holisto’s existing business;

•        The key employees who operated the acquired business successfully prior to the acquisition may not be happy working for Holisto and may resign, thus leaving the business without the necessary continuity of management.

•        Even if the business is successful, Holisto’s senior executive officers may need to devote significant time to the acquired business, which may distract them from their other management activities.

•        If the business does not operate as we expect, we may incur an impairment charge based on the value of the assets acquired.

•        Holisto may have difficulty maintaining the necessary quality control over the acquired business and its products and services.

•        The acquisition may require financing which was not anticipated and Holisto may not be able to obtain the necessary financing on reasonable, if any, terms.

•        The intellectual property owned, developed or licensed by the acquired company may not be compatible with Holisto’s intellectual property or the acquired company may not have good title to the intellectual property or employees of the acquired company or consultants engaged by the acquired company may have rights to the intellectual property.

•        To the extent that an acquired company operates at a loss prior to Holisto’s acquisition, Holisto may not be able to develop profitable operations following the acquisition.

•        Problems and claims relating to the acquired business that were not disclosed at the time of the acquisition may result in increased costs and may impair Holisto’s ability to operate the acquired company.

•        The acquired company may have liabilities or obligations which were not disclosed to Holisto, or the acquired assets, including intellectual property assets, may not have the value Holisto anticipated.

•        Any indemnification obligations of the seller under the purchase agreement may be inadequate to compensate Holisto for any loss, damage. Liability or expense which it may sustain, including undisclosed claims or liabilities.

•        To the extent that the acquired company is dependent upon its management to maintain relationships with existing customers (travel or hotel service providers), Holisto may have difficulty in retaining the business of these customers if there is a change in management.

•        Government agencies may seek damages after Holisto makes the acquisition for conduct which occurred prior to the acquisition and Holisto may not have adequate recourse against the seller.

•        Holisto may require significant capital both to acquire and to operate the business, and the capital requirements of the business may be greater than Holisto anticipated, and Holisto’s failure to obtain capital on reasonable terms may impair the value of the acquisition and may impair its continuing operations.

•        The acquired company may be impacted by unanticipated events, such as a pandemic such as the COVID-19 pandemic, the effect of climate changes or social unrest or other factors over which Holisto may have no control.

If any of these risks occur, Holisto’s business, financial condition and prospects may be impaired.

Fluctuation of the results of Holisto’s earnings on a quarterly and annual basis could cause the share price of the Holisto Ordinary Shares to fluctuate or decline.

Holisto is an early-stage company, and the results of its operations to date have primarily reflected its research and development expenses, and, commencing in 2020, Holisto began generating revenue from its products and services, with the major increase in revenue starting in the second half of 2021. In the future, Holisto’s earnings in any given quarter can fluctuate based on its ability to market its products and compete in the market in which it operates, as well as based on general market conditions. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Holisto’s quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of its control and may not fully reflect the underlying performance of Holisto’s business. These fluctuations could adversely affect Holisto’s ability to meet its expectations or those of securities analysts or investors. If Holisto does not meet these expectations for any period, the value of its business and its securities could decline significantly. Factors that may cause these quarterly fluctuations include, without limitation, those listed below:

•        Pricing changes Holisto may adopt to drive market adoption or in response to competitive pressure;

•        Holisto’s ability to retain its agreements with hotel service providers and metasearch websites and attract new relationships;

•        General changes in the operations and profitability of hotel service providers and metasearch websites;

•        Seasonality that may be experienced in the travel market and the effect that the lifting of the COVID-19 restrictions had, and may continue to have, on the year-long demand for travel services;

•        Holisto’s ability to scale up its user base;

•        Changes in the industry landscape and general conditions and the continued appeal of the travel industry to existing and new customers;

•        The duration of the global COVID-19 pandemic or any other worldwide or regional health crisis, and the time it takes for economic recovery;

•        Fluctuations in demand pressures for Holisto’s products;

•        Events and conditions (including security issues) affecting Israel-based businesses;

•        The timing and rate of broader market adoption of online hotel booking options;

•        Market acceptance of the Holisto Platform, and further technological advancements by Holisto and Holisto’s competitors and other market participants;

•        Any change in the competitive dynamics of Holisto’s markets, including consolidation of competitors, regulatory developments and new market entrants;

•        Adverse litigation, judgments, settlements or other litigation-related costs, or claims that may give rise to such costs; and

•        General economic, industry and market conditions, including trade disputes.

Changes in tax laws or exposure to additional income tax liabilities could affect Holisto’s future profitability.

Factors that could materially affect Holisto’s future effective tax rates include but are not limited to:

•        Changes in tax laws or the regulatory environment;

•        Changes in accounting and tax standards or practices;

•        Future eligibility for beneficial treatment under Israeli tax laws;

•        Changes in the composition of operating income by tax jurisdiction; and

•        Holisto’s operating results before taxes.

Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under U.S. GAAP, changes in the composition of earnings in countries with differing tax rates, changes in deferred tax assets and liabilities, or changes in tax laws.

Holisto is subject to online payments-related risks, including third-party payment processing-related risks.

Holisto accepts a variety of different online payment methods and relies on third parties to process such payments. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as delays in receiving payments from payment processors or changes to rules or regulations concerning payment processing, our revenues, operating expenses, and results of operation could be adversely impacted.

The processing and acceptance of a variety of payment methods is subject to various laws, rules, regulations, legal interpretations, and regulatory guidance, including those governing cross-border and domestic money transmission and funds transfers; foreign exchange; payment services, and consumer protection. If Holisto is found to be in violation of applicable laws or regulations, it could be subject to additional requirements and civil and criminal penalties or forced to cease providing certain services.

Moreover, for existing and future payment options Holisto offer to both its customers (travel and hotel service providers) and suppliers, it is and may increasingly be subject to additional regulations and compliance requirements including obligations to implement enhanced authentication processes, such as the EEA’s Revised Payment Services Directive (“PSD2”), which came into effect on January 1, 2021. PSD2 imposes new standards for payment security and strong customer authentication that may make it more difficult and time consuming to complete a payment transaction which could result in significant costs to Holisto and its suppliers and reduce the ease of use of its payments option.

Holisto does not have control over the security measures of its third-party payment service providers, and security breaches of the online payment systems that it uses could expose Holisto to litigation and possible liability for failing to secure confidential user information and could, among other things, damage its reputation and the perceived security of all of the online payment systems that it uses. If a well-publicized internet security breach were to occur, users concerned about the security of their online payments may become reluctant to purchase Holisto’s products and services through payment service providers even if the publicized breach did not involve payment systems or methods used by Holisto. Holisto may also be subject to fraud (including consumer purchases made using fraudulent payment cards (such as credit, debit, prepaid, or similar cards) or claims the consumer did not authorize the purchase) and other illegal activities in connection with the various payment methods that it offers, including online payment options, as well as other payment disputes with consumers. Accordingly, Holisto calculates and records an allowance for the resulting chargebacks. Holisto must continually implement and evolve measures to detect and reduce the risk of fraud, in particular as these methods become increasingly sophisticated. While Holisto has procured an anti-fraud system designed to detect fraudulent activity on the Holisto Platform and block such fraudulent transactions made on the Holisto Platform, there can be no assurance that such system will be successful in protecting against fraudulent activity on the Holisto Platform. If Holisto is unable to successfully combat the use of fraudulent payment cards, its business, profit margins, results of operations, and financial condition could be materially adversely affected.

Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the variety of jurisdictions in which Holisto operates may adversely impact its business, and such legal requirements are evolving, uncertain and may require improvements in, or changes to, Holisto’s policies and operations.

It is the nature of Holisto’s business that it interacts with the general public, which use its system to obtain hotel reservations. Holisto’s business requires the collection, transmission, and retention of large volumes of travel customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that it maintains and in those maintained by third parties with whom it contracts to provide services. The integrity and protection of that guest and employee data is material to Holisto. In this connection, the traveler most likely enters credit card and other information in and through Holisto’s system. As a result, Holisto’s current and potential future operations is likely to subject Holisto to laws and regulations addressing privacy and the collection, use, storage, disclosure, transfer and protection of a variety of types of data. For example, the European Commission has adopted the General Data Protection Regulation and California recently enacted the California Consumer Privacy Act of 2018, both of which provide for potentially material penalties for non-compliance. These laws and regulations may, among other things, impose data security requirements, disclosure requirements, and restrictions on data collection, uses, and sharing that may impact Holisto’s operations and the development of its business. Therefore, the full impact of these privacy regimes on Holisto’s business is rapidly evolving across jurisdictions and remains uncertain at this time.

Holisto may also be affected by cyber attacks and other means of gaining unauthorized access to its products, systems, and data. For instance, cyber criminals or insiders may target Holisto or third-parties with which it has business relationships in an effort to harm them or their proper use, or the data stored in them, resulting in direct and indirect damages, including disruption, interruption or severance of operations, ransomware, leaks and data loss, theft of property, espionage, harm to reputation, harm to public trust and rehabilitation expenses. Holisto works to prevent and reduce exposure to the risk of cyber-attacks, with strategies including use of information security systems, assimilation of a culture of data security (including training for managers and employees), refinement and adjustment of procedures, internal control programs, and auditing and support with the assistance of experts in the field.

Holisto’s operations are rich in technology and computing and may be exposed to risks related to the stability of the information systems, their compatibility with the scope of its operations, information security, technical failures, overload of system servers and the like. Impairment of the stability of computer systems and inability on the part of Holisto to return its systems to normal operation within a reasonable timeframe, or the lack of technological ability to meet commitments or the expectations of potential travel customers and strategic partners, may damage Holisto’s reputation and harm its business outcomes.

Holisto is assessing the continually evolving privacy and data security regimes and measures it believes are appropriate in response. Since these data security regimes are evolving, uncertain and complex, especially for a global business like Holisto’s, it may need to update or enhance its compliance measures as its products, markets and travel customer demands further develop and these updates or enhancements may require implementation costs. The compliance measures Holisto does adopt may prove ineffective. Any failure, or perceived failure, by Holisto to comply with current and future regulatory or customer-driven privacy, data protection, and information security requirements, or to prevent or mitigate security breaches, cyber attacks, or improper access to, use of, or disclosure of data, or any security issues or cyber attacks affecting Holisto, could result in significant liability, costs (including the costs of mitigation and recovery), and a material loss of revenue resulting from the adverse impact on its reputation and brand, loss of proprietary information and data, disruption to its business and relationships, and diminished ability to retain or attract travel customers and business partners. Such events may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, and could cause travel customers and business partners to lose trust in Holisto, which could have an adverse effect on its reputation and business.

Cyber security organizations in many countries have published warnings of increased cybersecurity threats to businesses, and external events, like the conflict between Russia and Ukraine, may increase the likelihood of cybersecurity attacks. Holisto may be subject to retaliatory cyberattacks perpetrated by Russia or others at its direction in response to economic sanctions and other actions taken against Russia as a result of its invasion of Ukraine. Any failure or security breach of information systems or data could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to Holisto’s reputation or a loss of confidence in Holisto’s security measures, which could also adversely affect Holisto’s business.

These and other global and regional conditions may adversely affect our business, financial condition and results of operations.

Legislation or government regulations may be adopted which may affect Holisto’s products and operations.

Holisto’s operations, and the industry in which it operates, may become subject to increased legislation and regulation in addition to the cybersecurity legislation and regulations referred to in the preceding risk factor. The potential market for Holisto’s products is international, and each country or region may impose different regulations. These regulations may relate to Holisto’s ability to partner with hotel service providers or metasearch websites or otherwise offer its services and products through such websites, the ability of Holisto’s products to operate as planned and to sort, filter, generate and offer deals from hotel service providers, and other changing regulatory requirements which could require Holisto to redesign, modify or update its products.

Holisto’s management team has limited experience managing a public company.

The majority of Holisto’s management team has limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Holisto’s management team may not successfully or efficiently manage its new roles and responsibilities, Holisto’s transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from Holisto’s senior management and could divert their attention away from the day-to-day management of Holisto’s business, which could adversely affect Holisto’s business, financial condition and operating results.

In addition, Holisto may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. Holisto is in the process of upgrading our finance and accounting systems and related controls to an enterprise system suitable for a public company, and a delay could impact our ability or prevent it from timely reporting its operating results or timely filing reports with the SEC. The development and implementation of the standards and controls necessary for Holisto to achieve the level of accounting standards required of a public company in the U.S. may require costs greater than expected. Holisto may need to significantly expand its employee and independent contractor base in order to support its operations as a public company, increasing its operating costs. Failure to adequately comply with the requirements of being a public company, could adversely affect Holisto’s business, financial condition and results of operation.

Holisto’s internal controls over financial reporting may not be effective and its independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on Holisto’s business and reputation.

As a privately-owned company, Holisto is not subject to the reporting requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. Upon the completion of the Merger, Holisto will become subject to these rules and regulations. Holisto expects that the requirements of these rules and regulations will continue to increase its legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on its personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that Holisto maintain effective disclosure controls and procedures and internal control over financial reporting. Holisto is continuing to develop and refine its disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information required to be disclosed by it in the reports that it will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to Holisto’s principal executive and financial officers.

Holisto’s current controls and any new controls that it develops may become inadequate because of changes in conditions in its business. Further, weaknesses in Holisto’s internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect Holisto’s operating results or cause it to fail to meet its reporting obligations and may result in a restatement of Holisto’s financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of Holisto’s internal control over financial reporting that it is required to include in its periodic reports Holisto will file with the SEC under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in Holisto’s reported financial and other information.

In order to maintain and improve the effectiveness of its disclosure controls and procedures and internal control over financial reporting, Holisto anticipates that it will expend significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of its internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase Holisto’s operating costs and could materially and adversely affect its ability to operate its business. In the event that Holisto’s internal controls are perceived as inadequate or that it is unable to produce timely or accurate financial statements, investors may lose confidence in Holisto’s operating results and the stock price of the Holisto’s Ordinary Shares could decline. In addition, if Holisto is unable to continue to meet these requirements, Holisto may not be able to obtain or maintain listing on Nasdaq.

Holisto’s independent registered public accounting firm is not required to formally attest to the effectiveness of its internal control over financial reporting until after Holisto is no longer an emerging growth company or a non-accelerated filer. At such time, Holisto’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which Holisto’s controls are documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on Holisto’s company’s business and operating results.

Holisto’s cash and cash equivalents could be adversely affected if the financial institutions in which Holisto holds its cash and cash equivalents fail.

Holisto regularly maintain cash balances at third-party financial institutions in the United States and in Israel. Maintaining any significant portion of Holisto’s cash in financial institution is subject to adverse conditions in the financial or credit markets, which could impact access to Holisto’s invested cash or cash equivalents and could adversely impact its operating liquidity and financial performance. Holisto is diversifying its investments for cash designated for its long-term activities into short-term deposits and money market funds and also considering spreading its cash and cash equivalents among several financial institution in order to reduce the risks associated with maintaining all of its cash and cash equivalents at one financial institution. Notwithstanding these efforts, the failure of one or more of the financial institutions in which Holisto’s cash and cash equivalents are held could result in Holisto’s inability to obtain or a significant delay in obtaining the return of its funds from any of those financial institutions, or any other adverse condition suffered by any of those financial institutions, could impact access to Holisto’s invested cash or cash equivalents and could adversely impact Holisto’s operating liquidity and financial performance.

Risks Related to Holisto’s Intellectual Property

Holisto may not be able to adequately protect or enforce its intellectual property rights or prevent unauthorized parties from copying or reverse engineering its solutions and products. Holisto’s efforts to protect and enforce its intellectual property rights and prevent third parties from violating its rights may be costly.

The success of Holisto’s products, solutions and business depends in part on Holisto’s ability to obtain patents and other intellectual property rights and maintain adequate legal protection for its products in the United States, Europe and other international jurisdictions. Holisto relies on a combination of patent, copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect its proprietary rights, all of which provide only limited protection. Holisto cannot assure you that any patents will be issued with respect to its currently pending patent applications or that any trademarks will be registered with respect to its currently pending applications in a manner that gives Holisto adequate defensive protection or competitive advantages, if at all, or that any patents issued to Holisto or any trademarks registered by it will not be challenged, invalidated or circumvented. Holisto owns one granted patent in Israel, which is also registered in the U.S., has filed 11 additional patent applications in the U.S., Europe, PCT (Patent Cooperation Treaty) and Israel. Not all patent applications have resulted in patents, and Holisto cannot assure you that patents will be granted. Further, patent protection may not be available in all countries in which Holisto operates or in which Holisto seeks or may seek to enforce its intellectual property rights, and it may be difficult to enforce its patent rights. Holisto’s currently issued patent and trademarks and any patents and trademarks that may be issued or registered, as applicable, in the future with respect to pending or future applications may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers. Holisto cannot be certain that the steps it has taken will prevent unauthorized use of its technology or the reverse engineering of its technology. Moreover, others may independently develop technologies that are competitive to Holisto or infringe Holisto’s intellectual property.

Protecting against the unauthorized use of Holisto’s intellectual property, products and other proprietary rights is expensive and difficult, particularly internationally. Holisto intends to enforce the intellectual property portfolio it has built. Unauthorized parties may attempt to copy or reverse engineer Holisto’s solutions and products. Litigation may be necessary in the future to enforce or defend Holisto’s intellectual property rights, to prevent unauthorized parties from copying or reverse engineering its solutions, to determine the validity and scope of the proprietary rights of others or to block the importation of infringing products into countries where Holisto has patent protection.

Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which Holisto operates or in which its solution is available and competitors based in other countries may sell infringing solutions in one or more markets. An inability to adequately protect and enforce Holisto’s intellectual property and other proprietary rights or an inability to prevent authorized parties from copying or reverse engineering any component of its Holisto Platform or certain aspects of its solutions that Holisto considers proprietary could adversely affect its business, operating results, financial condition and prospects.

Holisto relies on confidentiality agreements to protect its unpatented proprietary technology, trade secrets, processes and know-how, with no assurance that such agreements will provide adequate protection of its intellectual property.

Holisto relies on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable or subject to copyright, trademark, trade dress or service mark protection, or that Holisto believes is best protected by means that do not require public disclosure.

Holisto generally seeks to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with its employees, consultants, contractors and third parties. However, Holisto may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of its proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. Holisto has limited control over the protection of trade secrets used by its current or future manufacturing partners and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, Holisto’s proprietary information may otherwise become known or be independently developed by its competitors or other third parties. To the extent that its employees, consultants, contractors, advisors and other third parties use intellectual property owned by others in their work for Holisto, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of Holisto’s proprietary rights, and failure to obtain or maintain protection for its proprietary information could adversely affect its competitive business position. Furthermore, laws regarding trade secret rights in certain markets where Holisto operates may afford little or no protection to its trade secrets.

Holisto also relies on physical and electronic security measures to protect its proprietary information, but it cannot provide assurance that these security measures will not be breached or provide adequate protection for its property. There is a risk that third parties may obtain and improperly utilize Holisto’s proprietary information to its competitive disadvantage. Holisto may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce its intellectual property rights.

Third-party claims that Holisto is infringing intellectual property, whether successful or not, could subject it to costly and time-consuming litigation or expensive licenses, and its business could be adversely affected.

Holisto may be subject in the future to inquiries from other intellectual property holders and may become subject to claims that it infringes their intellectual property rights, as other participants may hold similar patents to the ones hold or that will be held by Holisto. In addition, parties may claim that the names and branding of Holisto’s products, domain names and platforms infringe their rights in certain countries or territories. If such a claim were to prevail, Holisto may have to change the names and branding of its products, domain names or platforms in the affected territories and it could incur other costs.

Holisto’s defense of intellectual property rights claims that may be brought against it, with or without merit, could be time-consuming, expensive to litigate or settle, divert management resources and attention and force Holisto to acquire intellectual property rights and licenses, which may involve substantial royalty or other payments and may not be available on acceptable terms or at all. Further, a party making such a claim, if successful, could secure a judgment that requires Holisto to pay substantial damages or obtain an injunction. An adverse determination also could invalidate Holisto’s intellectual property rights and adversely affect its ability to offer its products and may require that Holisto procure or develop substitute products that do not infringe, which could require significant effort and expense. Any of these events could adversely affect Holisto’s business, operating results, financial condition and prospects.

Holisto’s business depends on continued and unimpeded access to the Internet by Holisto and its users. Internet access providers may be able to restrict, block, degrade, or charge for access to their products and services, which could lead to additional expenses and the loss of users.

Holisto’s services depend on the ability of end-users to access the Internet and require sufficient bandwidth to work effectively. Currently, this access is provided by companies that have significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies, and government-owned service providers. Some of these providers may take measures, including legal actions that could degrade, disrupt, or increase the cost of user access to Holisto’s services by restricting or prohibiting the use of their infrastructure, or by charging increased fees to companies or their customers. Any such changes in the access to the Internet could have an adverse effect on Holisto’s business and results of operations.

Interruption, interference with or failure of Holisto’s information technology and communications systems, as well as other technology failures or cyberattacks on Holisto’s technology systems or Holisto’s ineffective response to technology failures or cyberattacks could hurt Holisto’s ability to effectively provide its services and offer its products, disrupt Holisto’s operations and negatively impact Holisto’s reputation, business, financial condition, or results of operations.

Holisto relies on information technology systems and communications system to process, transmit and store electronic information. Like most companies, Holisto’s information technology systems may be vulnerable to interruption due to a variety of events beyond Holisto’s control, including, but not limited to, power outages, computer and telecommunications failures, computer viruses, other malicious computer programs and cyberattacks, denial-of-service attacks, security breaches, catastrophic events such as fires, tornadoes, earthquakes and hurricanes, usage errors by employees and other security issues. In addition, third-party providers of data hosting or cloud services, as well as customers (travel or hotel service providers) and suppliers, could experience cybersecurity incidents involving data Holisto shares with them.

Holisto depends upon the efficient operation of technological resources, information technology and communications systems and a failure in these technology systems or controls could negatively impact Holisto’s businesses, financial condition, or results of operations. The inability to implement upgrades, updates, or installations in a timely manner, to train employees effectively in the use of new or updated technology, or to obtain the anticipated benefits of Holisto’s technology could adversely impact Holisto’s business, financial condition, results of operations or profitability.

Holisto’s systems are vulnerable to damage, interference or interruption from terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm or access its systems. Holisto will have technology security initiatives and disaster recovery plans in place to mitigate its risk to these vulnerabilities; however, Holisto’s technology and security initiatives and Holisto’s disaster recovery plans may not be adequate or implemented properly to ensure that Holisto’s operations are not disrupted. If Holisto’s technology systems are damaged, breached or cease to function properly, it may incur significant financial and other resources to upgrade, repair or replace them, and Holisto may suffer interruptions in its operations, resulting in lost revenues and potential delays in reporting its financial results.

Further, misuse, leakage or falsification of its information could result in violations of data privacy laws and regulations (including the PPL, as defined below) and damage the reputation and credibility of Holisto. Holisto may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to Holisto, its current or former employees, suppliers, customers (travel or hotel service providers) or partners and may become subject to legal action and increased regulatory oversight. Holisto could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and information technology systems, including liability for stolen information, increased cybersecurity protection costs, litigation expense and increased insurance premiums.

Privacy concerns relating to Holisto’s technology could damage its reputation and deter current and potential users from using its services and products.

Holisto’s businesses require the collection, transmission, and retention of large volumes of user data, including personally identifiable information, in various information technology systems that it maintains and in those maintained by third parties with whom it contracts to provide services. As Holisto’s business relies upon artificial intelligence, machine learning, big data and cloud computing in large scale, it is imperative it secures the private and sensitive information it collects. Any systems failure or compromise of Holisto’s security that results in the release of its data could seriously limit the use of its services and products, as well as harm its reputation and brand and, therefore, its business. Holisto will be required to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm its businesses is likely to increase with its growth and expansion.

In addition, the interpretation and application of customer and data protection laws in the U.S., Europe and elsewhere are often uncertain and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with Holisto’s data practices. If so, in addition to the possibility of fines, this could result in an order requiring that Holisto change its data practices, which could have an adverse effect on its business and results of operations. Complying with these various laws could cause Holisto to incur substantial costs or require it to change its business practices in a manner adverse to its businesses.

Holisto is subject to stringent and changing obligations related to data privacy and security. Failure or perceived failure to comply with current or future obligations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect Holisto’s operating results and business.

Holisto and its partners process proprietary, confidential, and sensitive data, including personal data. Holisto and its partners may be subject to numerous data privacy and security obligations, such as various federal, state, local and foreign data laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the gathering, processing and storage of personal data by Holisto and on its behalf. In the United States, numerous federal and state laws and regulations that govern the collection, use, disclosure and protection of personal data apply to Holisto’s operations or the operations of its partners. In addition, an increasing number of foreign data protection laws may also apply to Holisto’s operations. For example, the European Union’s General Data Protection Regulation, or EU GDPR introduced new data protection requirements in the EU, as well as potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue. In addition, Holisto is also subject to the Israeli Privacy Protection Law 5741-1981 and the regulations promulgated thereunder (the “PPL”), including the Israeli Privacy Protection Regulations (Data Security) 2017, imposing obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured, as well as the guidelines of the Israeli Privacy Protection Authority. In this respect, the PPL may require Holisto to adjust certain data protection and data security practices, information security measures, certain organizational procedures, applicable positions and other technical and organizational security measures. Failure to comply with the PPL and with guidelines issued by the Israeli Privacy Protection Authority, may expose Holisto to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Furthermore, many jurisdictions have enacted data localization laws and cross-border personal data transfer laws, which could make it more difficult to transfer information across jurisdictions (such as transferring or receiving personal data that originates in the European Economic Area). Existing mechanisms that may facilitate cross-border personal data transfers may change or be invalidated. For example, absent appropriate safeguards or other circumstances, the EU GDPR regulates transfers of personal data subject to the EU GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. In addition, the United Kingdom similarly restricts transfers of personal data outside of those jurisdictions to countries such as the United States that do not provide an adequate level of personal data protection. If Holisto cannot implement a valid compliance mechanism for cross-border data transfers, it could experience material adverse effects. Holisto’s obligations related to privacy and security are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the effective future legal framework. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or in conflict among jurisdictions. Preparing for and complying with these obligations requires Holisto to devote significant resources (including, without limitation, financial and time-related resources). These obligations may necessitate changes to Holisto practices and to those of any third parties that process personal data on its behalf. In addition, these obligations may require Holisto to change its business model. Compliance with privacy and security obligations could require Holisto to take on more onerous obligations in its contracts, restrict its ability to collect, use and disclose data, or in some cases, impact its ability to operate in certain jurisdictions. Failure or perceived failure by Holisto or its partners to comply with U.S. and foreign data privacy or security obligations could result in government enforcement actions (which could include civil or criminal penalties), private litigation, bans on processing personal data, and/or adverse publicity and could negatively affect Holisto’s operating results and business. In addition, claims that Holisto has violated individuals’ privacy rights, failed to comply with privacy or security obligations or breached its contractual obligations, even if it is not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on Holisto’s business, financial condition, results of operations and prospects.

Legal and Regulatory Risks Related to Holisto’s Business

Holisto may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act and other U.S. and foreign anti-corruption anti-money laundering, export control, sanctions, and other trade laws and regulations, and any determination that we violated these laws could have a material adverse effect on our business.

Holisto is subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. Holisto is also subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act 2010, the Proceeds of Crime Act 2002, and possibly other anti-bribery and anti-money laundering laws in countries outside of the United States in which Holisto conducts its activities. Compliance with these laws has been the subject of increasing focus and activity by regulatory authorities, both in the United States and elsewhere, in recent years. Anti-corruption laws are interpreted broadly and prohibit companies and their employees and third-party intermediaries from authorizing, promising, offering, providing, soliciting, or accepting, directly or indirectly, improper payments or benefits to or from any person whether in the public or private sector. Holisto’s activities outside the United States may create the risk of unauthorized payments or offers of payments by employees, consultants, sales agents or distributors, even though they may not always be subject to Holisto’s control. It is Holisto’s policy to implement safeguards to discourage these practices by its employees, consultants, sales agents and distributors. However, Holisto’s existing safeguards and any future improvements may prove to be less than effective, and its employees, consultants, sales agents, or distributors may engage in conduct for which Holisto might be held responsible, even if it does not explicitly authorize such activities. Should Holisto’s export activity be subject to security oversight, this may have a material effect on Holisto’s activity.

Noncompliance with anti-corruption, anti-money laundering, export control, sanctions, and other trade laws could subject Holisto to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if Holisto does not prevail in any possible civil or criminal litigation, its business, results of operations and financial condition could be materially harmed. Responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In addition, the U.S. government may seek to hold Holisto liable for successor liability for FCPA violations committed by companies in which it invests or that it acquires. As a general matter, enforcement actions and sanctions could harm Holisto’s business, results of operations, and financial condition.

Holisto may become involved in legal and regulatory proceedings and commercial or contractual disputes, which could have an adverse effect on its profitability and consolidated financial position.

Holisto may be, from time to time, involved in litigation, regulatory proceedings and commercial or contractual disputes that may be significant. These matters may include, without limitation, disputes with Holisto’s potential suppliers and strategic partners and its potential customers base (travel or hotel service providers), intellectual property claims, shareholder litigation, government investigations, class action lawsuits, personal injury claims, environmental issues, customs and VAT disputes and employment and tax issues. In addition, Holisto could face in the future a variety of labor and employment claims against it, which could include but is not limited to general discrimination, wage and hour, privacy or disability claims. In such matters, government agencies or private parties may seek to recover from Holisto very large, indeterminate amounts in penalties or monetary damages (including, in some cases, treble or punitive damages) or seek to limit Holisto’s operations in some way. These types of lawsuits could require significant management time and attention or could involve substantial legal liability, adverse regulatory outcomes, and/or substantial expenses to defend. Often these cases raise complex factual and legal issues and create risks and uncertainties. No assurances can be given that any proceedings and claims will not have a material adverse impact on Holisto’s operating results and consolidated financial position or that its established reserves or its available insurance will mitigate this impact.

Risks Related to Being a Public Company

Holisto will incur increased costs as a result of operating as a public company, and its management will devote substantial time to new compliance initiatives.

Upon the completion of the Merger, Holisto will become a public company subject to reporting requirements in the United States, and it will incur significant legal, accounting and other expenses that it did not incur as a private company, and these expenses may increase even more after Holisto is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, Holisto will be subject to the certain of the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Holisto’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, Holisto expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will increase Holisto’s net loss. For example, Holisto expects these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance and it may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. Holisto cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for Holisto to attract and retain qualified persons to serve on its board of directors, its board committees or as executive officers.

A market for Holisto’s securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.

Following the Merger, the price of Holisto’s securities may fluctuate significantly due to the market’s reaction to the Merger and general market and economic conditions. An active trading market for Holisto’s securities following the Merger may never develop or, if developed, it may not be sustained. In addition, the price of Holisto’s securities can vary due to general economic conditions and forecasts, our general business condition and the release of its financial reports. Additionally, if Holisto’s securities become delisted from Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange) or Holisto’s securities are not listed on Nasdaq and are quoted on the OTC Bulletin Board, the liquidity and price of Holisto’s securities may be more limited than if Holisto was quoted or listed on the NYSE, Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

If redemptions are at or near the Maximum Redemption Scenario, Holisto may not meet the Nasdaq liquidity requirements, and Holisto’s listing application will not be approved and the Merger may not be completed.

The Moringa Public Shares are Moringa’s only publicly traded ordinary shares and, following the Business Combination, the Holisto Ordinary Shares issued to the Moringa Shareholders and Holisto Ordinary Shares held by non-affiliates of the Combined Company that may sell such shares pursuant to Rule 144 of the Securities Act will be the only Holisto Shares in the public float. For listing on the Nasdaq Global Market, Nasdaq requires a $20 million market value of unrestricted publicly held shares, a minimum of 1,100,000 unrestricted publicly held shares and 400 round lot shareholders, of which 200 will hold unrestricted securities with a minimum value of $2,500. Thus, in order for Holisto to be listed on Nasdaq, (i) a total of at least 1,100,000 shares will need to be in the public float, consisting of Moringa Public Shares that are not redeemed and Holisto Ordinary Shares held for at least one year by non-affiliates of the Combined Company that may sell those shares pursuant to Rule 144 of the Securities Act, (ii) the shares that are not redeemed and are not owned by Moringa, Holisto or their affiliates, including their officers and directors, which includes the Sponsor, must have a market value of at least $20,000,000, and (iii) Moringa must meet the unrestricted round lot shareholder requirement. If any of these requirements are not met, Nasdaq will not approve Holisto’s application for listing. The Business Combination Agreement has a Nasdaq listing as a condition to closing. If this condition is waived, and Holisto has advised Moringa that it does not intend to waive the condition, it will be necessary to comply with state Blue Sky or securities laws. Since Nasdaq-listed securities are exempt for state securities law requirements and listing on the over-the-counter market is not exempt, Holisto will need to comply with all applicable state Blue Sky or securities law, which is a time-consuming and expensive process with no assurance that Holisto will qualify in every state in which qualification is required, and the time for such compliance may extend beyond August 19, 2023, the date by which Moringa must complete its initial business combination or redeem all of the Moringa Public Shares or any later date which may be approved by Moringa’s shareholders. Further, if the Holisto Ordinary Shares are traded on the over-the-counter market, Moringa will need to resolicit approval of the merger. Accordingly, if the Holisto Ordinary Shares are not listed on Nasdaq, the Business Combination Agreement will not be completed.

Risks Related to Holisto’s Incorporation and Location in Israel

Conditions in Israel could materially and adversely affect Holisto’s business.

Holisto is incorporated under the laws of the State of Israel, and many of Holisto’s employees, including certain management members, operate from its offices that are located in Israel. In addition, a substantial number of Holisto’s officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect Holisto’s business and operations. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria.

In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which Holisto’s employees are located, and negatively affected business conditions in Israel. Any hostilities involving Israel, including the recent hostilities between Hamas and Israel which has resulted large number of missiles being fired at Israel, including major cities, such interruptions or curtailments of trade between Israel and its trading partners could adversely affect Holisto’s operations and results of operations. To the extent that key employees and potential employees are call up for active duty, Holisto’s ability to operate may be impaired.

Holisto’s commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, Holisto cannot assure you that this government coverage will be maintained or that it will sufficiently cover Holisto’s potential damages. Any losses or damages incurred by Holisto could have a material adverse effect on its business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on Holisto’s results of operations, financial condition or the expansion of its business. A campaign of boycotts, divestment, and sanctions has been undertaken against Israel, which could also adversely affect Holisto’s business. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, Holisto’s business, financial condition, results of operations, and prospects.

In addition, many Israeli citizens are obligated to perform several weeks of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Holisto’s operations could be disrupted by such call-ups, which may include the call-up of members of its management. Such disruption could materially adversely affect its business, prospects, financial condition, and results of operations.

Moreover, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. This has sparked extensive political debate. In response to the foregoing developments, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel, including due to reluctance of foreign investors to invest or transact business in Israel, increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on Holisto’s business, its results of operations and its ability to raise additional funds, if deemed necessary by Holisto’s management and board of directors.

Holisto may become subject to claims for remuneration or royalties for assigned service invention rights by its employees, which could result in litigation and adversely affect its business.

A significant portion of Holisto’s intellectual property has been developed by its employees in the course of their employment by Holisto. Under the Israeli Patent Law, 5727-1967 (the “Patent Law”), inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions”, which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patent Law, will determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patent Law.

Although Holisto generally enters into assignment-of-invention agreements with its employees pursuant to which such individuals assign to it all rights to any inventions created in the scope of their employment or engagement with Holisto, Holisto may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, Holisto could be required to pay additional remuneration or royalties to its current and/or former employees, or be forced to litigate such claims, which could negatively affect its business.

The potential tax benefits that may be available to Holisto require it to meet various conditions and may not be available to Holisto, which could increase Holisto’s costs and taxes.

Holisto may be eligible for certain tax benefits provided to “Preferred Technology Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. In order to receive and remain eligible for the tax benefits for “Preferred Technology Enterprises” it must continuously meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, Holisto’s Israeli taxable income from the approved enterprise would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies has been 23% since 2018. Holisto has not yet applied for these benefits. Additionally, if Holisto increase its activities outside of Israel through acquisitions, for example, its expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Material Israeli Tax Considerations.”

Holisto’s results of operations may be adversely affected by the exchange rate fluctuations between the U.S. dollar, Euro and other currencies and the New Israeli Shekel.

Holisto holds most of its cash, cash equivalents and short-term and long-term bank deposits in U.S. dollars but incurs a significant portion of its expenses, principally salaries and related personnel expenses and administrative expenses for its Israeli based operations, in NIS. As a result, Holisto is exposed to exchange rate fluctuations between the U.S. dollar and the NIS, which may have a material adverse effect on its financial condition. During the first six months of 2022, the NIS depreciated against the U.S. dollar by 13.19%. In 2021, the U.S. dollar depreciated against the NIS by 3.3%, in 2020 by 7.0% and in 2019 by 7.8%. As a result of these fluctuations, Holisto’s NIS denominated expenses were affected.

The Restated Holisto Articles contain a forum selection clause for substantially all disputes between Holisto and its shareholders under the Israeli Companies Law and the Israeli Securities Law, which could limit the Holisto shareholders’ ability to bring claims and proceedings against Holisto, its directors, officers and other employees. Enforcement of a U.S. judgment against Holisto or its officers and directors in Israel or the United States, or assertion of a U.S. securities laws claim in Israel or serving process on Holisto’s officers and directors, may also be difficult.

Under the Restated Holisto Articles, to be effective upon the closing of the Merger, the competent courts of Tel Aviv, Israel will be the exclusive forum for (i) any derivative action or proceeding brought on behalf of Holisto, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the

Holisto to Holisto or Holisto’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law, or the Israeli Securities Law, 1968-5728 (the “Israeli Securities Law”). This exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision in the Restated Holisto Articles will not relieve Holisto of its duties to comply with federal securities laws and the rules and regulations thereunder, and its shareholders will not be deemed to have waived their compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with Holisto or its directors, officers or other employees, which may discourage lawsuits against Holisto, its directors, officers and employees.

Another obstacle towards assertion of claims against Holisto or its directors or officers is the fact that most of them are not residents of the United States and most of their and Holisto’s assets are located outside the United States. Service of process upon Holisto or its non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against Holisto or its non-U.S. directors and executive officers may therefore be difficult to effect within the United States. It may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against Holisto or its non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Additionally, Israeli courts might not enforce judgments obtained in the United States against Holisto or its non-U.S. directors and executive officers, which may make it difficult to collect on judgments rendered against Holisto or its non-U.S. officers and directors. An Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

The Restated Holisto Articles, to be effective upon the closing of the Merger, provide that unless Holisto consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended.

Investors’ rights and responsibilities of Holisto’s shareholders will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Because Holisto is incorporated under Israeli law, the rights and responsibilities of its shareholders are governed by the Restated Holisto Articles and the Israeli Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Israeli Companies Law, each shareholder of an Israeli company has to act in good faith in exercising such shareholder’s rights and fulfilling such shareholder’s obligations toward the company and other shareholders and to refrain from abusing such shareholder’s power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Israeli Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company, has a duty to act in fairness towards a company. Moreover, a shareholder also has a general duty to refrain from discriminating against other shareholders. These provisions may be interpreted to impose additional obligations and liabilities on Holisto’s shareholders that are not typically imposed on shareholders of U.S. corporations.

Provisions of Israeli law and the Restated Holisto Articles to be effective upon the closing of the Merger may delay, prevent, or make undesirable an acquisition of all or a significant portion of its shares or assets.

Certain provisions of Israeli law and the Restated Holisto Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire Holisto or its shareholders to elect different individuals to Holisto’s board of directors, even if doing so would be beneficial to its shareholders and may limit the price that investors may be willing to pay in the future for the Holisto Ordinary Shares. Among other things:

•        the Israeli Companies Law regulates acquisitions and requires that shareholders who seek to exceed certain thresholds of percentage of voting power in a company do so by means of a special tender offer to all other shareholders (subject to certain conditions);

•        the Israeli Companies Law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

•        the Israeli Companies Law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

•        the Restated Holisto Articles divide its directors into three classes, each of which is elected once every three years. This amends the Existing Holisto Articles according to which each of the directors are appointed, dismissed or replaced by a designated shareholder and serves as such until its dismissal by the shareholder who appointed him;

•        the Restated Holisto Articles generally require a vote of a majority of the voting power represented at a general meeting of the Holisto shareholders in person or by proxy and voting thereon, (a “simple majority”), and the amendment of a limited number of provisions — such as the provision regarding the size of the Holisto Board, the provision dividing Holisto directors into three classes, the provision that sets forth the procedures and the requirements that must be met in order for a Holisto shareholder to require Holisto to include a matter on the agenda for a general meeting of the Holisto shareholders and the provisions relating to the election and removal of members of the Holisto Board and empowering the Holisto Board to fill vacancies on the Holisto Board — require a vote of the holders of 65% of the total voting power of Holisto shareholders; and

•        the Restated Holisto Articles provide that director vacancies may be filled by its board of directors.

•        Further, Israeli tax considerations may make potential transactions undesirable to Holisto or to some of its shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a restrictive period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if the shares have not been disposed. See the section titled “Material Israeli Tax Considerations — Taxation of our shareholders.”

Holisto’s board of directors has sole discretion whether to pay dividends. If Holisto’s board of directors decides to pay dividends, the form, frequency, and amount will depend upon its future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that its directors may deem relevant. The Israeli Companies Law imposes restrictions on Holisto’s ability to declare and pay dividends. See the section titled “Description of Holisto Ordinary Shares — Dividend and Liquidation rights” for additional information. Payment of dividends may also be subject to Israeli withholding taxes. See the section titled “Material Israeli Tax Considerations” for additional information.

Holisto received grants from the IIA that may expose it to payment of royalties and restrict the transfer of know-how that it develops.

Holisto has received governmental grants from the IIA, for the financing of a portion of its research and development expenditures. Even following full repayment of any IIA grants, and unless agreed otherwise by the applicable authority of the IIA, Holisto must nevertheless continue to comply with the requirements of the Israeli

Law for the Encouragement of Industrial Research and Development of 1984 and regulations promulgated thereunder (together, the “R&D Law”) with respect to technologies which were financed by such grants (the “Financed Know-How”), including an obligation for repayment of such grants from sales of products based on the Financed Know-How, if and when such sales occur. In addition to the obligation to pay royalties to the IIA, the R&D Law requires that products which incorporate Financed Know-How be manufactured in Israel and prohibits the transfer of the Financed Know-How and any right derived therefrom to third parties, unless otherwise approved in advance by the IIA; Such prior approval may be given by the IIA subject to payment of increased royalties. Although such restrictions do not apply to the export from Israel of Holisto’s products developed with such Financed Know-How, they may prevent Holisto from engaging in transactions involving the sale, outsource or transfer of such Financed Know-How outside of Israel, which might otherwise be beneficial to Holisto. Furthermore, the consideration available to Holisto’s shareholders in a transaction involving the transfer outside of Israel of Financed Know-How (such as a merger or similar transaction) may be reduced by any amounts that Holisto is required to pay to the IIA. For more information regarding such restrictions please see “Business of Holisto — Research and Development.”

Holisto is subject to the Israeli Privacy Protection Law and its regulations

Holisto is subject to the PPL and its regulations, including the Israeli Privacy Protection Regulations (Data Security) 2017 (the “Data Security Regulations”), which came into effect in Israel in May 2018 and impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured, as well as the guidelines of the Israeli Privacy Protection Authority. In this respect, the Data Security Regulations may require Holisto to adjust certain data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures. Failure to comply with the PPL, its regulations and guidelines issued by the Israeli Privacy Protection Authority, may expose Holisto to administrative fines, civil claims (including class actions) and in certain cases criminal liability.

As a foreign private issuer, under Nasdaq rules, Holisto is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards, which, if Holisto follow such practices, may afford its shareholders less protection than they would enjoy if Holisto complied with the Nasdaq corporate governance standards.

As a foreign private issuer, Holisto is exempt from certain provisions under the Exchange Act, applicable to U.S. public companies, including:

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, including extensive disclosure of compensation paid or payable to certain of Holisto’s highly compensated executives as well as disclosure of the compensation determination process;

•        the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

In addition, as a foreign private issuer, Holisto is generally subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like Holisto to follow the corporate governance practices of its home country, which is Israel, in lieu of Nasdaq corporate governance requirements relating to independent directors and the formation and composition of board committees, with respect to the disclosure of third party director and nominee compensation and the requirement to distribute annual and interim reports. These corporate governance practices in Israel may differ significantly from Nasdaq corporate governance listing standards. Currently, Holisto does not plan to rely on the home country practice exemption with respect to its corporate governance other than the quorum requirements. The Restated Holisto Articles provide that with respect to any general meeting of Holisto’s shareholders, including annual general meeting, that was initiated by and convened pursuant to a resolution adopted by the Holisto’s Board of Directors (and not pursuant to the request of any other person), and, at such time of such general meeting, Holisto is qualified to use the forms and rules of a foreign private issuer under the U.S. securities laws, two shareholders holding 25% of the voting shares constitutes a quorum, as contrasted with the Nasdaq requirement of one-third of a company’s outstanding voting securities. If Holisto chooses to take advantage of other home country practice in the future, its shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. The Existing Holisto Articles require the presence (in person or in proxy) of two (2) or more shareholders holding together more than 50% of the voting rights of Holisto (on an as-converted basis), among which is Fosun and Explore, at all shareholders meetings.

Holisto may lose its status as a foreign private issuer, which would increase its compliance costs and could negatively impact its operations results.

Holisto may lose its foreign private issuer status if (a) a majority of its outstanding voting securities are either directly or indirectly owned of record by residents of the United States and (b)(i) a majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the United States or (iii) its business is administered principally in the United States. If Holisto ceases to be a foreign private issuer, it will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more extensive than the forms available to a foreign private issuer. Holisto would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose, under U.S. law, more detailed information about the compensation of its senior executive officers on an individual basis. Holisto may also be required to modify certain of its policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve substantial increased costs and management attention. In addition, Holisto would lose its ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, as described in the previous risk factor above.

Holisto is an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, Holisto Ordinary Shares may be less attractive to investors.

Holisto is an “emerging growth company,” as defined in the JOBS Act, and it intends to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Holisto cannot predict if investors will find Holisto Ordinary Shares less attractive because it will rely on these exemptions, including delaying adoption of new or revised accounting standards until such time as those standards apply to it and reduced disclosure obligations regarding executive compensation. If some investors find Holisto Ordinary Shares less attractive as a result, there may be a less active trading market and its stock price may be more volatile. Holisto may take advantage of these reporting exemptions until it is no longer an “emerging growth company.” Holisto will remain an “emerging growth company” until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the Merger, (b) in which it has total annual gross revenues of at least $1.235 billion, or (c) in which it is deemed to be a large accelerated filer, which means the market value of Holisto Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last day of the second fiscal quarter of such fiscal year, and (2) the date on which it has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Risks Related to Moringa and the Transactions

Because Moringa’s Sponsor, officers and directors will lose their entire investment in Moringa if the Merger or an alternative business combination is not completed, and because Moringa’s Sponsor, officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses if the Merger is not completed, they may have a conflict of interest in determining whether Holisto was appropriate for Moringa’s initial business combination

Moringa’s Sponsor currently owns 2,875,000 Class B Ordinary Shares which it purchased for $25,000. In addition, the Sponsor purchased, for $10.00 per Moringa Private Unit, an aggregate of 352,857 Moringa Private Units, each consisting of one Moringa Class A Ordinary Share and one-half of one Warrant, with each whole Warrant entitling the holder thereof to purchase one Moringa Class A Ordinary Share for $11.50 per share, that will also be worthless if Moringa does not complete a business combination. The Founder Shares are identical to the Moringa Class A Ordinary Shares, other than with respect to voting rights prior to the Merger. The Sponsor’s shares are held of record by Moringa Sponsor US L.P., a Delaware limited partnership and a wholly-owned subsidiary of the Sponsor. Moringa Partners Ltd., an Israeli company that is wholly owned by Mr. Ilan Levin, serves as the sole general partner of the Sponsor. Mr. Levin, Moringa’s Chairman of the Board and Chief Executive Officer, is the sole director of that Israeli company. Each of Moringa’s officers and directors are direct and indirect members of the Sponsor or have direct or indirect economic interests in the Sponsor.

The Merger Proposal includes an amendment to Moringa’s Existing Articles that eliminates the requirement that Moringa have net tangible assets of at least $5,000,001 either prior to or upon completion of the Business Combination, which would allow the parties to complete the Business Combination even if the combined company will have less than $5,000,001 of net tangible assets.

Moringa’s Existing Articles have three provisions relating to maintaining $5,000,001 in net tangible assets, all of which will be deleted from the Existing Article prior to the completion of the Business Combination if the Merger Proposal is approved. These provisions are:

•        Moringa shall not repurchase Public Shares in an amount that would cause its net tangible assets to be less than US$5,000,001 immediately prior to or upon consummation of such Business Combination.

•        Moringa shall not consummate a Business Combination unless Moringa has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation of, such Business Combination.

•        Moringa shall not redeem Public Shares that would cause its net tangible assets to be less than US$5,000,001 following such redemptions.

In Moringa’s prospectus relating to its initial public offering, Moringa stated that it will consummate its initial business combination “only if we have net tangible assets of at least $5,000,001 either immediately prior to or upon consummation of such business combination.” One reason for the $5,000,001 net asset requirement, which is described in Moringa’s prospectus, is to ensure Moringa will not be subject to the SEC’s penny stock rules.” If Holisto’s Ordinary Shares were determined to be a “penny stock” following the completion of the Business Combination, brokers trading in Holisto’s ordinary shares would be required to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for Holisto’s ordinary shares.

The elimination of the $5,000,001 net asset requirements is not being presented to the shareholders as a separate proposal, but is included in the Merger Proposal. The Merger Proposal requires a special resolution, which requires the vote of 2/3 of the Moringa Ordinary Shares present and voting at the Meeting. The Sponsor presently owns approximately 54.3% of the outstanding Moringa Ordinary Shares. Such shares constitute a quorum and represent a significant percentage of the votes required to approve the Merger Proposal. If all of the outstanding Moringa Oridnary Shares are present and voting at the Meeting, the approval of the Merger Proposal requires the approval of the holders of 735,188 Moringa Ordinary Shares, or approximately 27.1% of the Moringa Ordinary Shares which are not owned by Sponsor. The fewer shares that are represented at the Meeting, the fewer shares that are not owned by the Sponsor are required for approval of the Merger Proposal. If no Moringa shareholders other than the Sponsor vote on the Merger Proposal, the vote of the Sponsor is sufficient to approval the Merger Proposal.

The elimination of provisions of the Moringa Existing Articles relating to $5,000,001 net tangible assets requirement may give Moringa Public Shareholders an incentive to redeem their Public Shares in connection with the Business Combination.

To the extent that investors consider the maintenance of a $5,000,001 net tangible book value as an important requirement for any business combination, the elimination of these requirements and the possibility that the combined company may not have such level of net tangible assets upon consummation of the Business Combination may be seen as a reason to seek redemption of their Public Shares, even if they vote in favor or the Merger Proposal. Accordingly, it is possible that all or substantially all the Public Shares will be redeemed. As of the date of this proxy statement/prospectus, Moringa does not have any agreement with any third party either not to redeem their Public Shares or to back stop potential redemptions. Further, although listing on the Nasdaq Global Market does not have a net tangible book value requirement, Holisto will be required to demonstrate to Nasdaq that it meets all of the other applicable initial listing requirements, including a minimum of 1,100,000 unrestricted publicly held shares and 400 round lot shareholders, of which 200 hold unrestricted shares with a minimum value of $2,500. Even if Holisto meets the listing requirements, it is possible that Holisto will have a very thin float. As a result, the purchase or sale of a relatively modest number of shares may cause a significant change in the share price.

Since the Sponsor and Moringa’s directors and officers have interests that are different, or in addition to (and which may conflict with), the interests of Moringa’s shareholders, a conflict of interest may have existed in determining whether the Merger with Holisto is appropriate as Moringa’s initial business combination. Such interests include that the Sponsor will lose its entire investment in Moringa if the Business Combination is not completed.

When you consider the recommendation of the Moringa Board in favor of approval of the Business Combination Agreement Proposal, you should keep in mind that the Sponsor and Moringa’s directors and officers have interests in such proposal that are different from, or in addition to, those of Moringa Public Shareholders and warrant holders generally. The Moringa Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination Agreement and the related agreements and in determining whether to approve the Merger. These interests include, among other things, the interests listed below:

•        Under the terms of the Business Combination Agreement, one of the members of the post-Closing Board of Holisto shall be designated by Moringa prior to the Closing, which will be Ilan Levin, Moringa’s Director and Chief Executive Officer;

•        the continued indemnification of former and current directors and officers of Moringa and the continuation of directors’ and officers’ liability insurance after the Merger;

•        the Sponsor and directors and officers of Moringa have waived their right to redeem any of their Moringa Class A Ordinary Shares in connection with a shareholder vote to approve the Merger;

•        the Sponsor owns or has an economic interest in Moringa Ordinary Shares and in Moringa Warrants that it purchased in private placements prior to, or simultaneously with, the IPO for which it has no redemption rights in the event an initial business combination is not affected in the required time period;

•        the Sponsor of Moringa paid an aggregate of $25,000 for 2,875,000 Moringa Class B Ordinary Shares (i.e., the Founder Shares), which immediately prior to the Effective Time will convert into 2,875,000 Moringa Class A Ordinary Shares, subject to adjustment, and such securities will have a significantly higher value at the time of the Merger, estimated at approximately $             based on the reported closing price of $            per Moringa Class A ordinary share on Nasdaq on        , 2023;

•        the Sponsor of Moringa paid $3,528,570 for the 352,857 Moringa Private Units that it purchased, and each such Unit will separate into one Moringa Class A Ordinary Share and one-half Moringa Warrant that will convert into one Holisto Ordinary Share and one-half Holisto Warrant, respectively, at the closing of the Merger, and each such whole warrant will be exercisable commencing 30 days following the closing of the Merger for one Holisto Ordinary Share at $11.50 per share;

•        the Sponsor paid a total of $3,553,570 for the 3,227,857 Moringa Ordinary Shares and 176,429 Moringa Private Warrants. If all of the purchase price is allocated to the ordinary shares, and no value is allocated to the Warrants, the Sponsor will have paid approximately $1.10 for each Moringa ordinary share. As a result, if the market price of the Holisto Ordinary Shares following completion of the Business Combination drops to $1.11 per Holisto Ordinary Share, the Sponsor will have a profit from the sale of its Holisto Ordinary Shares at that price, even though the Sponsor’s warrants are worthless, while the Moringa Public Shareholders who do not redeem their Moringa Public Shares will recognize a significant decline in the value of their Holisto Ordinary Shares.

•        the Sponsor has loaned to Moringa $1,190,000 in working capital loans, which are evidenced by promissory notes that Moringa has issued to the Sponsor, and which are repayable upon the earlier of August 19, 2023 (the extended liquidation deadline for Moringa) or the consummation of the Business Combination. The Sponsor has the right to convert the working capital loans into warrants at $1.00 per warrant;

•        the Sponsor has committed to contributing, in the form of loans, up to $480,000 to the Trust Account, in connection with the Extension, payable in monthly installments of $80,000, and contributed on February 19, 2023, and will contribute $80,000 on the 19th day of each subsequent calendar month until August 19, 2023 or such earlier date that the Moringa board determines to liquidate Moringa or the date on which the Business Combination is completed. Those funds may not be repaid from the Trust Account if the Business Combination is not completed, and will therefore likely not be repaid in full if the Business Combination is not completed;

•        if Moringa does not complete a business combination and is liquidated and the Sponsor has no right of redemption with respect to the Moringa Ordinary Shares owned by the Sponsor, the Sponsor will lose its entire investment of $3,553,570, plus any additional loans made to Moringa, and will have no way to recover its investment;

•        pursuant to Moringa’s Existing Articles, Moringa has until August 19, 2023 to complete a business combination, failing which it will be required liquidate if it cannot complete a business combination by that date and if Moringa cannot complete the Business Combination with Holisto, it may not be able to extend the date by which it must complete its initial business combination in which event it will be necessary for Moringa to liquidate, which will result in the loss by the Sponsor of its entire investment in and loans to Moringa;

•        a proposed rule by the SEC seeks to classify as investment companies SPACs that have not entered into a business combination agreement within 18 months of the date of its IPO and completed the business combination within 24 months of the date of its IPO may make it difficult to obtain an extension if the Business Combination is not completed and Moringa has not entered into a business combination with another company and which may affect the nature of investments which the Trust Account may make which may require investments in securities which have a lower rate of return than the Trust Account presently receives in order that Moringa not be treated as an investment company;

•        all of Moringa’s officers and directors have an interest either in the Sponsor or in the Moringa Ordinary Shares owned by the Sponsor; and

•        if the Trust Account is liquidated, including in the event Moringa is unable to complete an initial business combination within the required time period, the Sponsor has agreed that it will be liable to Moringa if and to the extent any claims by a third party (other than Moringa’s independent auditor) for services rendered or products sold to it, or a prospective target business with which it has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Moringa Public Share and (ii) the actual amount per Moringa Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Moringa Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act.

Some of the Moringa officers and directors, as well as the Sponsor and the representative of the underwriters of Moringa’s IPO, may have conflicts of interest that may influence them to support or approve the Business Combination without regard to your interests.

Certain officers and directors of Moringa participate in arrangements that provide them with interests in the Merger that may be different from yours, including, among others, the continued service as an officer or director of the Combined Company, severance benefits, equity grants, continued indemnification and the potential ability to sell an increased number of Holisto Ordinary Shares. In addition, the Sponsor and the representative of the underwriters of Moringa’s IPO, may also have interests in the Merger that may be different from yours, including, among others, the exchange, for Holisto Ordinary Shares and Holisto Warrants, of the Moringa Ordinary Shares and Moringa Private Warrants, respectively, held by them that were issued to them either prior to, or concurrently with, the sale of Moringa Units to the public in the IPO, and (in the case of the representative of the underwriters) the payment of $4,025,000 as an advisory fee upon completion of Moringa’s initial business combination pursuant to the business combination marketing agreement entered into in connection with Moringa’s IPO. If the Merger is not consummated and Moringa is forced to wind up, dissolve and liquidate in accordance with the Existing Moringa Articles, the 2,875,000 Class B Ordinary Shares, which were initially acquired prior to the IPO by the Sponsor for an aggregate purchase price of $25,000, will be worthless (as the holders have waived liquidation rights with respect to such shares), and the representative of the underwriters of Moringa’s IPO will not be entitled to a $4,025,000 advisory fee from the funds remaining in the Trust Account. The 2,875,000 Moringa Class A Ordinary Shares to be issued upon conversion of the Moringa Class B Ordinary Shares as well as the 352,857 Moringa Class A Ordinary Shares included in the Moringa Private Units purchased by the Sponsor had an aggregate market value of approximately $31.9 million based on the last sale price of $9.89 per share on Nasdaq on November 30, 2022. Accordingly, the Sponsor, Moringa’s current executive officers and directors and the representative of the underwriters of Moringa’s IPO, have interests that may be different from, or in addition to, your interests as a shareholder.

The value of the Founder Shares and Moringa Representative Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of the Combined Company common stock at such time is substantially less than $10.00 per share.

The Sponsor has invested in Moringa an aggregate of $3,553,570, comprised of the $25,000 purchase price for the 2,875,000 Founder Shares and the $3,528,570 purchase price for the 352,857 Moringa Private Units, which are comprised of 352,857 Moringa Class A Ordinary Shares and 176,429 Moringa Private Warrants. Similarly, the representative of the underwriters of the IPO has invested in Moringa an aggregate of $271,440, comprised of $10 for the 100,000 Moringa Representative Shares that it purchased prior to the IPO and $271,430 for 27,143 Moringa Private Units, comprised of 27,143 Moringa Class A Ordinary Shares and 13,572 Moringa Private Warrants, that it purchased concurrently with the IPO. Assuming a trading price of $10.00 per share upon consummation of the Merger, the 3,227,857 shares owned by the Sponsor would have an aggregate implied value of $32,278,570. Even if the trading price of the Combined Company ordinary shares were as low as approximately $1.11 per share, and the Moringa Private Warrants were worthless, the value of the shares owned by the Sponsor would be greater than the Sponsor’s initial investment in Moringa of approximately $1.10 per share with all of the Sponsor’s investment being allocated to the Moringa Ordinary Shares purchased and none to the warrants. Assuming a trading price of $10.00 per share upon consummation of the Merger, the 127,143 shares owned by the representative of the underwriters of the IPO would have an aggregate implied value of $1,271,430. Even if the trading price of the Combined Company ordinary shares were as low as approximately $2.14 per share, and the Moringa Private Warrants held by it were worthless, the value of the shares owned by the representative of the underwriters would be greater than its initial investment in Moringa of approximately $2.13 per share with all of the investment of the representative of the underwriters being allocated to the Moringa Ordinary Shares purchased and none to the warrants. As a result, the Sponsor and the representative of the underwriters are likely to be able to recoup their respective investments in the Combined Company and make a substantial profit on that investment, even if the public shares have lost significant value. Accordingly, the Moringa management team, which owns or has an equity interest in the Sponsor, may have an economic incentive that differs from that of the Moringa Public Shareholders to pursue and consummate the Merger rather than to liquidate and to return all of the cash in the trust to the Moringa Public Shareholders. For the foregoing reasons, you should consider the Moringa management team’s financial incentive to complete the Merger when evaluating whether to redeem your Moringa Public Shares prior to or in connection with the Merger.

Moringa shareholders and Holisto’s shareholders may not realize a benefit from the Transactions commensurate with the ownership dilution they will experience in connection with the Transactions.

If the Combined Company is unable to realize the full strategic and financial benefits currently anticipated from the Merger, Moringa shareholders and Holisto’s shareholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the Combined Company is able to realize only part of the strategic and financial benefits currently anticipated from the Business Combination.

While the Merger is pending, Moringa may not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement, which could adversely affect their respective businesses. Furthermore, certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

Covenants in the Business Combination Agreement impede the ability of Moringa and Holisto to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Merger. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Business Combination Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party. Any such transactions could be favorable to such party’s shareholders. Further, the fact that Moringa needs to complete a business combination by August 19, 2023 combined with the SEC’s position that Moringa may be deemed an investment company 24 months after its IPO may make it difficult for Moringa either to enter into a business combination agreement with another party or to obtain shareholder approval of an extension if there is no business combination agreement in place.

Subsequent to the consummation of the Merger, Holisto may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price, which could cause you to lose some or all of your investment.

Although Moringa has conducted due diligence on Holisto, there can be no assurance that this diligence revealed all material issues that may be present in Holisto’s businesses, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Moringa’s or Holisto’s control will not later arise. As a result, Holisto may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if the due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Holisto’s preliminary risk assessment. Even though these charges may be non-cash items and not have an immediate impact on Holisto’s liquidity, the fact that Holisto reports charges of this nature could contribute to negative market perceptions about Holisto or its securities. In addition, charges of this nature may cause Holisto to violate net worth or other covenants to which it may be subject. Accordingly, any Moringa shareholders that choose to remain shareholders following the Transactions could suffer a reduction in the value of their Holisto Ordinary Shares. Such Moringa shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Holisto’s officers or directors of a fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation materials relating to the Merger contained an actionable material misstatement or material omission.

Holisto may redeem your unexpired Holisto Warrants received in exchange for your Moringa Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Moringa Warrants or Holisto Warrants worthless.

Under the terms of the Moringa Public Warrants, Moringa will have the ability to redeem outstanding Moringa Public Warrants at any time after they become exercisable and prior to their expiration if the reported last sale price of Moringa’s Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing after the warrants become exercisable. The Holisto Warrants to be issued in exchange for outstanding Moringa Warrants are expected to be exercisable 30 days after the closing of the Merger and will have the same redemption provisions. When the Holisto Warrants become redeemable by Holisto, Holisto may exercise the redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws, in which event they may exercise the warrants on a cashless basis. Redemption of the outstanding Holisto Warrants could force holders (i) to exercise the Holisto Warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so or, if the issuance of the Holisto Ordinary Shares issuable upon exercise of the Holisto Warrants are not registered under the Securities Act, on a cashless basis, (ii) to sell the Holisto Warrants at the then-current market price when the holder might otherwise wish to hold its Holisto Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding Holisto Warrants are called for redemption, is likely to be substantially less than the market value of the Holisto Warrants. The Holisto Warrants exchanged for Moringa Private Warrants are not expected to be redeemable by Holisto so long as they are held by the Sponsor or its permitted transferees.

The issuance of bonus shares to holders of Moringa Public Shares that do not exercise their right of redemption may not discourage redemptions by Moringa Public Shareholders.

The Business Combination Agreement provides for bonus Holisto Ordinary Shares to be issued to those Moringa Public Shareholders who do not redeem their Moringa Public Shares. Pursuant to these provisions, the number of Holisto Ordinary Shares that will be issued to the non-redeeming holders of Moringa Public Shares with respect to each Moringa Public Share not redeemed will be set at 1.6 Holisto Ordinary Shares, since over 75% of the Moringa Public Shares have already been redeemed. The bonus share provision is intended to encourage Moringa Public Shareholders to retain their Moringa Public Shares and not seek redemption by lowering the effective cost of their Moringa Public Shares. Assuming a $10.00 purchase price, based on Moringa’s initial public offering price of $10.00 per Unit, allocating the full purchase price to the Moringa Ordinary Shares, based on an exchange ratio of 1.6, the effective price per share will be $6.25. The purpose of this mechanism is to increase the share consideration payable to non-redeeming holders of Moringa Public Shares pursuant to the Business Combination. Non-redeeming Moringa Public Shareholders will be issued these applicable additional Holisto Ordinary Shares on a pro rata basis to their shareholdings, and these shares are being registered under this registration statement of which this proxy statement/prospectus forms a part. Notwithstanding the issuance of the bonus shares, if the Moringa Public Shareholders are not satisfied that they will be able to sell the Holisto Ordinary Shares at a reasonable profit based on the effective price per share resulting from the issuance of the bonus shares, they may seek to have their Moringa Public Shares redeemed at the redemption price which is expected to be in excess of $10.00 per share, which could result in redemptions in excess of the maximum number of shares that may be redeemed in order to for Moringa to consummate the Business Combination, in which event it may be necessary for Moringa to liquidate. We cannot predict the extent of the redemptions, and we cannot assure you that the redemptions will not exceed the maximum number of Moringa Public Shares necessary so that we will be able to consummate the Business Combination.

If the benefits of the Transactions do not meet the expectations of investors or securities analysts, the market price of, prior to the Merger, Moringa’s securities or, following the Merger, Holisto’s securities, may decline.

If the expected benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of the Moringa Class A Ordinary Shares prior to the consummation of the Merger may decline. The trading price of the Moringa Class A Ordinary Shares at the time of the Business Combination may vary significantly from its trading price on the date on which the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date of the Meeting. Because the number of Holisto Ordinary Shares to be issued pursuant to the Business Combination Agreement will not be adjusted to reflect any changes in the market price of the Moringa Class A Ordinary Shares, the trading price of Holisto Ordinary Shares issued in the Merger may be higher or lower than the values of these shares on earlier dates.

In addition, following the Business Combination, fluctuations in the trading price of Holisto Ordinary Shares could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Holisto Ordinary Shares. Accordingly, the valuation ascribed to Holisto in the Business Combination Agreement may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for Holisto’s securities develops and continues, the trading price of Holisto Ordinary Shares following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Holisto’s control. Any of the factors listed below could have a material adverse effect on your investment in Holisto Ordinary Shares, which may trade at prices significantly below the price you paid for the Moringa Class A Ordinary Shares for which they were exchanged in the Business Combination. In such circumstances, the trading price of Holisto Ordinary Shares may not recover and may experience a further decline.

Factors affecting the trading price of Holisto Ordinary Shares may include:

•        actual or anticipated fluctuations in Holisto’s quarterly and annual financial results or the quarterly or annual financial results of companies perceived to be similar to Holisto;

•        the terms of any Holisto financing, including any financing which provides an investor with the right to acquire Holisto Ordinary Shares at a price which is less than the market price on the date the shares are acquired, whether upon conversion of convertible securities, exercise of warrants or pursuant to an equity line of credit or other financing transaction;

•        changes in the market’s expectations about Holisto’s operating results;

•        success of competitors;

•        Holisto’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

•        changes in financial estimates and recommendations by securities analysts concerning Holisto or the industries in which Holisto operates in general;

•        operating and share price performance of other companies that investors deem comparable to Holisto;

•        Holisto’s ability to market new and enhanced products and services on a timely basis;

•        changes in laws and regulations affecting Holisto’s business;

•        commencement of, or involvement in, litigation involving Holisto;

•        changes in Holisto’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•        volume of Holisto Ordinary Shares available for public sale;

•        any major change in Holisto’s board or management;

•        sales of substantial amounts of Holisto Ordinary Shares by Holisto’s directors, executive officers or significant shareholders or the perception that such sales could occur;

•        general economic and political conditions such as recessions, interest rates, international currency fluctuations and acts of war or terrorism; and

•        occurrence of natural disasters, pandemics, or other unanticipated catastrophes.

Broad market and industry factors may materially harm the trading price of Holisto Ordinary Shares irrespective of Holisto’s operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected and the stock price following a SPAC business combination has frequently reflected a drop from the initial public offering price of the SPAC’s IPO. The trading prices and valuations of these stocks, and of Holisto Ordinary Shares, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to Holisto could depress its share price regardless of its business, prospects, financial conditions, or results of operations. A decline in the trading price of Holisto Ordinary Shares also could adversely affect Holisto’s ability to obtain additional financing in the future through the issuance of equity or equity-based securities.

None of the benchmark companies used in Moringa’s comparable company analysis with respect to Holisto were identical in nature to Holisto, and the differences between the companies used in the analysis and Holisto could affect the expected performance of the Combined Company and the trading price of the Holisto Ordinary Shares following the Closing of the Business Combination.

In performing its comparable company analysis with respect to Holisto, Moringa reviewed and analyzed certain financial information, valuation multiples and market trading data relating to selected comparable publicly-traded companies selected in four sectors, global OTAs, regional OTAs, travel metasearch and the high growth internet sector, whose operations Moringa believed to be similar to the operations of Holisto.

While the selected group of companies may share certain characteristics that are similar to those of Holisto, no single company was identical in nature to Holisto and nearly all of the comparable companies have market capitalization, enterprise value, operating history and revenues that are materially greater than those of Holisto. In evaluating the selected companies, Moringa made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of Moringa, such as the impact of competition on the business of Holisto or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Holisto or the industry or in the financial markets in general. If any of the assumptions or comparisons suggested by the Moringa board turn out to be inaccurate, that could adversely affect the expected performance of the Combined Company and the trading price of the Holisto Ordinary Shares following the Closing of the Business Combination.

Moringa’s Sponsor, directors, officers, advisors and their affiliates may elect to purchase Moringa Class A Ordinary Shares from other Moringa shareholders, which may influence the vote to approve the Merger.

Subject to compliance with applicable United States securities laws, Moringa’s Sponsor, directors, officers, advisors or their affiliates may purchase Moringa Class A Ordinary Shares in privately negotiated transactions or in the open market either before or following the completion of the Merger, although they are under no obligation to do so. There is no limit on the number of securities Moringa’s Sponsor, directors, officers, advisors or their affiliates may purchase in such transactions, subject to compliance with applicable law and the rules of Nasdaq. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account may be used to purchase Moringa Class A Ordinary Shares other than in connection with redemptions of Moringa Public Shares.

In the event that Moringa’s Sponsor, directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from other Moringa shareholders who have already elected to exercise their redemption rights, such selling Moringa shareholders would be required to revoke their prior elections to redeem their Moringa Class A Ordinary Shares. The purpose of any such purchases of Moringa Class A Ordinary Shares could be to vote such shares in favor of the Merger and thereby increase the likelihood of obtaining shareholder approval of the Merger or to satisfy a closing condition in the Business Combination Agreement and a provision in the Existing Moringa Articles that require Moringa to have a certain amount of shareholders’ equity at the consummation of the Merger, where it appears that such requirements would otherwise not be met. In addition, the purpose of any such purchases of Moringa Class A Ordinary Shares could be, among other things, to reduce the number of Moringa Class A Ordinary Shares outstanding. Any such purchases of Moringa’s securities may result in the completion of the Merger, which may not otherwise have been possible.

The purpose of such share purchases and other transactions by Moringa’s Sponsor, directors, officers, advisors or their affiliates would be to increase the likelihood of satisfaction of the requirements that (x) the holders of a majority of the Moringa Public Shares present and entitled to vote at the Meeting vote in favor of the Business Combination Agreement Proposal and the Merger Proposal, and/or (y) Holisto will meet the Nasdaq listing requirements, including the Public Market Value Requirement, as well as the requirement that the market value of the listed securities is at least $75.0 million and the minimum shareholder requirement of at least 400 round lot holders with at least 200 having positions of at least $2,500, after taking into account holders of public shares that properly demanded redemption of their public shares for cash, when it appears that such requirements would otherwise not be met.

None of Moringa’s Sponsor, directors, officers, advisors, or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such a purchase would include a contractual acknowledgement that such shareholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption right and would include a contractual provision that directs such shareholder to vote such shares in a manner directed by the purchaser. In the event that Moringa’s directors, officers, advisors, or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be made at purchase prices that are in excess of the per share pro rata portion of the Trust Account.

Moringa’s Sponsor has agreed to vote in favor of the Merger, regardless of how Moringa’s public shareholders vote. As a result, approximately 54.3% of the Moringa voting securities outstanding, representing the Moringa voting securities held by Moringa’s Sponsor, will be contractually obligated to vote in favor of the Merger, subject to the terms and conditions of its support agreement.

Moringa’s Sponsor has agreed to vote its shares in favor of the Business Combination Agreement Proposal, the Merger Proposal and, if presented, the Adjournment Proposal. Moringa’s Sponsor owns all of the Class B ordinary shares outstanding prior to the Merger which, when converted to Moringa Class A ordinary shares, together with Moringa Class A ordinary shares owned by the Sponsor will comprise approximately 54.3% of the Class A Ordinary Shares. Accordingly, it is highly likely that the necessary shareholder approval for the Merger will be received regardless of how the majority of the votes cast by other Moringa shareholders are voted.

Even if Moringa consummates the Transactions, there can be no assurance that Holisto Warrants to be received by holders of Moringa Warrants in the Transactions will be “in the money” at the time they become exercisable or otherwise, and they may expire worthless.

The exercise price of the Holisto Warrants to be issued in exchange for the outstanding Moringa Warrants will be $11.50 per ordinary share. There can be no assurance that the Holisto Warrants will be “in the money” following the time they become exercisable and prior to their expiration, and as such, the Holisto Warrants may expire worthless.

If Moringa is unable to complete the Merger with Holisto or another business combination by August 19, 2023 (or such later date as Moringa shareholders may approve), Moringa will cease all operations except for the purpose of winding up, dissolving and liquidating and Moringa will redeem all Moringa Class A Ordinary Shares and liquidate the Trust Account, in which case Moringa shareholders may only receive approximately $10.00 per share and the Moringa Warrants will expire worthless. In such event, third parties may also bring claims against Moringa and, as a result, the proceeds held in the Trust Account could be reduced and the per share liquidation price received by Moringa shareholders could be less than $10.00 per share.

Under the terms of the Existing Moringa Articles, as amended, Moringa must complete a business combination by August 19, 2023, or else must cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Moringa Public Shares and, subject to the approval of the remaining Moringa shareholders and the Moringa Board, dissolving and liquidating. In such event, third parties may bring claims against Moringa. Although Moringa has obtained waiver agreements from certain vendors and service providers (other than its independent auditors) it has engaged and owes money to, and the prospective target businesses it has negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the Trust Account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of such agreements. Accordingly, the proceeds held in the Trust Account could be subject to claims that could take priority over those of the Moringa Public Shareholders.

The Sponsor has agreed that it will be liable to Moringa if and to the extent any claims by a third party (other than Moringa’s independent auditors) for services rendered or products sold to Moringa, or a prospective target business with which Moringa has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Moringa Public Share or (ii) the actual amount per Moringa Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Moringa Public Share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Moringa’s indemnity of the underwriters of its IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. Moringa has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of Moringa. Accordingly, the Sponsor may not have sufficient funds available to satisfy those obligations. Moringa has not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Transactions and redemptions could be reduced to less than $10.00 per Moringa Public Share. In such event, Moringa may not be able to complete the Merger, and you would receive such lesser amount per share in connection with any redemption of your Moringa Public Shares. None of our officers or directors will indemnify Moringa for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In connection with the Extension, approximately 77.5% of the Moringa Public Shares were redeemed for cash. The extent of these redemptions and any additional redemptions in connection with voting on the Merger may have a material adverse effect upon the ability of Moringa to close the Merger and the ability of Holisto, as the surviving company, to operate following the Merger if it cannot secure additional financing.

Moringa’s Restated Articles provided that Moringa had until February 19, 2023, to complete a business combination, failing which it will be required liquidate. As the parties would not be able to complete the Merger by February 19, 2023, Moringa held a meeting of its shareholders at which the Extension was approved. In connection with the Extension, Moringa gave the holders of the Moringa Public Shares the right to redeem their Moringa Public Shares from the Trust Fund. In connection with the Extension, Moringa’s Sponsor, agreed that it or its designee will contribute to the Trust Account on a monthly basis $80,000. Approximately 77.5% of the Moringa Public Shares were redeemed for cash. As a result of such redemptions, the Sponsor’s percentage interest increased from 21.7% to 54.3%. Moringa can give no assurance that all or substantially all of the holders of outstanding Moringa Public Shares will not exercise their right of redemption in connection the Merger Proposal. Given the significant number of Moringa Public Shareholders that have exercised their right to redeem as of the date of this proxy statement/prospectus, the funds in the Trust Account were reduced significantly, by $90.75 million, leaving approximately $26,454,000 in the Trust Account (including the first $80,000 contributed by the Sponsor on February 19, 2023). There may not be sufficient funds in the Trust Account to enable the parties to consummate the Merger, and there is no assurance that those Moringa Public Shareholders that did not elect to redeem their Moringa Public Shares will not redeem when voting on the Merger. Depending on the amount remaining in the Trust Account after making payment for the redemption of Moringa Public Shares in connection with the vote to approve the Merger, Holisto may not, following the Merger, have sufficient funds to finance its operations without additional debt or equity funding for any significant period, failing which Holisto may not be able to continue in business. As a result of additional potential redemptions, the Public Market Value Requirement may not be met, the Combined Company may not qualify to list on Nasdaq, and the Business Combination may not be consummated.

Moringa is currently not in compliance with the Nasdaq continued listing requirements. If Moringa is unable to regain compliance with Nasdaq’s listing requirements, its securities could be delisted, which could affect its securities’ market price and liquidity.

On March 28, 2023, Moringa received a written notice (the “Notice”) from the Nasdaq Listing Qualifications Department of Nasdaq indicating that Moringa was not in compliance with Listing Rule 5550(a)(3), which requires Moringa to have at least 300 public holders for continued listing on the Nasdaq Capital Market (the “Minimum Public Holders Rule”). The Notice is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing of Moringa’s securities on the Nasdaq Capital Market. The Notice states that Moringa has 45 calendar days to submit a plan to regain compliance with the Minimum Public Holders Rule. If Moringa is unable to regain compliance by that date, Moringa intends to submit a plan to regain compliance with the Minimum Public Holders Rule within the required timeframe. If Nasdaq accepts Moringa’s plan, Nasdaq may grant Moringa an extension of up to 180 calendar days from the date of the Notice to evidence compliance with the Minimum Public Holders Rule. If Nasdaq does not accept Moringa’s plan, Moringa will have the opportunity to appeal the decision in front of a Nasdaq Hearings Panel. Moringa cannot assure you that Moringa will be able to regain compliance with the Minimum Public Holders Rule. Moringa’s failure to meet these requirements would result in its securities being delisted from Nasdaq. Moringa and holders of its securities could be materially adversely impacted if its securities are delisted from Nasdaq. In particular:

•        the price of Moringa’s securities will likely decrease as a result of the loss of market efficiencies associated with Nasdaq;

•        holders may be unable to sell or purchase Moringa’s securities when they wish to do so;

•        Moringa may become subject to stockholder litigation;

•        Moringa may lose the interest of institutional investors in its securities;

•        Moringa may lose media and analyst coverage; and

•        Moringa would likely lose any active trading market for its securities, as it may only be traded on one of the over-the-counter markets, if at all.

Further, in order for Holisto to meet the initial listing requirements on the Nasdaq Global Market, Holisto will need to satisfy Nasdaq that, upon closing it will have 400 round lot stockholders, with at least 200 having holding unrestricted shares with a minimum value of $2,500. Accordingly, at the closing the total of Moringa’s Public Stockholders plus any Holisto stockholders who are not affiliates or 10% shareholders and who have held their Holisto ordinary shares for at least one year on the Closing date will need to meet the 400 public shareholder requirement. Holisto estimates that, at the closing, it will have approximately 50 shareholders that can be included in the public float. Neither Moringa nor Holisto can give any assurance that Holisto will meet the Nasdaq initial listing requirement, in which event the Merger will be terminated, and it is likely that Moringa will be dissolved.

Moringa and Holisto each have the right to terminate the Business Combination Agreement, which may affect the decision of Moringa shareholders to approve the Extension or, if the Extension is approved, to approve the Business Combination Agreement.

Pursuant to the Business Combination Agreement, either party may terminate the Business Combination Agreement upon written notice to the other party as long as the terminating party is not in breach of its obligations under the Business Combination Agreement. The ability of either party to terminate the Business Combination Agreement without penalty may affect the decision of the holders of Moringa Public Shares to vote for and/or exercise their right to have their Moringa Public Shares redeemed in connection with a vote on the proposal to approve the Business Combination Agreement Proposal and the Merger Proposal.

Moringa’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about its ability to continue as a “going concern.”

Moringa has limited cash resources, and will need to obtain additional funds in order to satisfy its liquidity needs in its current efforts to consummate the Business Combination. Additional financial support may be provided from the Sponsor, although it is not obligated to provide it. Moringa has already borrowed the full $1.0 million amount available under the promissory note that it issued to the Sponsor in August 2021, and an additional $190,000 under two additional promissory notes that it issued to the Sponsor in December 2022. Moringa estimates that absent any additional funding, its current cash resources will suffice to enable it to operate until mid-August 2022. If Moringa is unable to consummate a business combination by August 19, 2023, or other later date to which such deadline may be extended, it will cease to exist. In light of the foregoing, there may be substantial doubt raised about Moringa’s ability to continue as a “going concern.” Please see the explanatory paragraph under the heading “Substantial Doubt about the Company’s Ability to Continue as a Going Concern” in Moringa’s independent auditors’ report on its financial statements that appears in this proxy statement/prospectus. The financial statements contained in this proxy statement/prospectus do not include any adjustments that might result from Moringa’s inability to consummate a business combination or inability to continue as a “going concern.”

Moringa’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to Moringa’s shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Moringa Class A Ordinary Share or (ii) the actual amount per Moringa Public Share sold as part of the Moringa Public Units in the IPO held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Moringa’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations.

While Moringa currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to Moringa, it is possible that Moringa’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If Moringa’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to Moringa shareholders may be reduced below $10.00 per share.

If, before distributing the proceeds in the Trust Account to Moringa Public Shareholders, Moringa files a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against it that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of Moringa shareholders and the per share amount that would otherwise be received by Moringa shareholders in connection with its liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to Moringa shareholders, Moringa files a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency laws, and may be included in Moringa’s bankruptcy estate and subject to the claims of third-parties with priority over the claims of Moringa shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per share amount that would otherwise be received by Moringa shareholders in connection with Moringa’s liquidation may be reduced. There will be no liquidating distributions with respect to Moringa Warrants, which will expire worthless.

Moringa shareholders may be held liable for claims by third parties against Moringa to the extent of distributions received by such Moringa shareholders upon redemption of their shares.

If Moringa is unable to complete the Merger with Holisto or another business combination within the required time period, Moringa will cease all operations except for the purpose of winding up, liquidating and dissolving, subject to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There can be no assurance that Moringa will properly assess all claims that may be potentially brought against it. As such, Moringa shareholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of Moringa shareholders may extend well beyond the third anniversary of the date of distribution. Accordingly, there can be no assurance that third parties will not seek to recover or will recover from Moringa shareholders amounts owed to them by Moringa.

If Moringa is forced to file a bankruptcy or winding up case or petition or an involuntary bankruptcy or winding up case or petition is filed against it which is not dismissed, any distributions received by Moringa shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” a “fraudulent, preference, conveyance or disposition.” As a result, a bankruptcy court could seek to recover all amounts received by Moringa shareholders. Furthermore, because Moringa intends to distribute the proceeds held in the Trust Account to its shareholders promptly after the expiration of the time period to complete an initial business combination, this may be viewed or interpreted as giving preference to Moringa’s shareholders over any potential creditors with respect to access to or distributions from its assets. Furthermore, the Moringa Board may be viewed as having breached its fiduciary duties to Moringa’s creditors and/or may have acted in bad faith, and thereby exposing itself and the company to claims of punitive damages, by paying Moringa shareholders from the Trust Account before addressing the claims of creditors. There can be no assurance that claims will not be brought against it for these reasons.

Because Moringa does not have a specified maximum redemption threshold, it is possible for Moringa to complete the Merger despite the opposition of a majority of its shareholders.

The Existing Moringa Articles (as may be amended pursuant to the Merger Proposal to be effective prior to the Closing), will eliminate the provisions requiring Moringa to maintain a $5,000,001 net tangible assets and thereby not providing a maximum redemption threshold. The Business Combination Agreement does not impose any maximum redemption threshold requirement, except that the Nasdaq initial listing requirements, including the Public Market Value Requirement, must be met in order for the Holisto to be approved for listing on Nasdaq. As a result, Moringa may be able to complete the Merger even though a majority of its Public Shareholders do not agree with this transaction and redeem their shares or have entered into privately negotiated agreements to sell their shares to the Sponsor, or officers, directors or advisors of Moringa (or any of their affiliates). Further, since there is no limit on the number of Moringa Public Shares that can be redeemed, it is possible that Holisto would not meet the Nasdaq initial listing requirements, in which event Moringa will not complete the Merger or redeem any shares, and all Moringa Public Shares submitted for redemption will be returned to the holders thereof, and Moringa will instead need to search for an alternate business combination or effect a liquidation.

The unaudited pro forma combined financial information included in this proxy statement/prospectus may not be indicative of what Moringa’s actual financial position or results of operations would have been or indicative of what Moringa’s or Holisto’s actual financial position or results of operations will be in the future.

The unaudited pro forma combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. The unaudited pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. See the section entitled “Unaudited Pro Forma Combined Financial Information” for more information.

The Moringa Private Warrants are accounted for by Moringa as liabilities and the changes in value of our warrants could have a material effect on Moringa’s financial results and, upon completion of the Business Combination, Holisto’s financial results.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” or, the SEC Warrant Statement. Among other things, the SEC Warrant Statement focused on warrants that have certain settlement terms or warrants which do not meet the criteria to be considered indexed to an entity’s own stock, which terms are similar to those that govern our private placement warrants under the warrant agreement for all of our warrants. As a result of the SEC Warrant Statement, Moringa evaluated the accounting treatment of the Moringa Public Warrants and Moringa Private Warrants and determined that the Moringa Private Warrants should be recorded as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.

As a result, included on Moringa’s balance sheet as of June 30, 2022 and December 31, 2021 and contained elsewhere in this proxy statement/prospectus, are derivative liabilities related to embedded features contained within the Moringa Private Warrants. Accounting Standards Codification 815-40, Derivatives and Hedging — Contracts on an Entity’s Own Equity, provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the condensed statement of operations. As a result of the recurring fair value measurement, Holisto’s financial statements and results of operations following completion of the Business Combination may fluctuate, based on factors which are outside of the Holisto’s control. Due to the recurring fair value measurement, we expect that following the Business Combination, Holisto will recognize non-cash gains or losses on its private warrants after the Merger, and that the amount of such gains or losses could be material.

Moringa has identified a material weakness in its internal control over financial reporting as of March 31, 2021. If the Combined Company is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in it and materially and adversely affect its business and operating results.

Following the issuance of the SEC Warrant Statement, after consultation with its independent registered public accounting firm, Moringa’s management concluded that, in light of the SEC Warrant Statement, it had identified a material weakness in Moringa’s internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected on a timely basis.

Effective internal controls are necessary for a company to provide reliable financial reports and prevent fraud. Moringa continues to evaluate steps to remediate the material weakness. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects. Moringa’s management concluded that its control around the interpretation and accounting for certain complex features of its Class A ordinary shares and private placement warrants was not effectively designed or maintained. This material weakness resulted in the restatement of Moringa’s audited financial statement as of March 3, 2021.

If Moringa identifies any new material weaknesses in the future, any such newly identified material weakness could limit its ability to prevent or detect a misstatement of its accounts or disclosures that could result in a material misstatement of its annual or interim financial statements. In such case, Moringa may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in its financial reporting and Moringa’s stock price may decline as a result. We cannot assure you that the measures Moringa has taken to date, or any measures it may take in the future, will be sufficient to avoid potential future material weaknesses.

The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.

The completion of the Business Combination is subject to a number of conditions. The completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by Moringa’s shareholders is not obtained or that there are not sufficient funds in the Trust Account, in each case, subject to certain terms specified in the Business Combination Agreement (as described under “The Business Combination Agreement — Conditions to Closing”), or that other closing conditions are not satisfied. If Moringa does not complete the Business Combination, it could be subject to several risks, including:

•        the parties may be liable for damages to one another under the terms and conditions of the Business Combination Agreement;

•        negative reactions from the financial markets, including declines in the price of Moringa Class A Ordinary Shares due to the fact that current trading prices may reflect a market assumption that the Business Combination will be completed; and

•        the attention of its management will have been diverted to the Transactions rather than the pursuit of other opportunities that could have been beneficial to Moringa.

The Business Combination may be subject to U.S. foreign investment regulations, which may impose conditions on or prevent or delay the consummation of the Business Combination. Such conditions or limitations could also potentially make Holisto Ordinary Shares less attractive to investors or cause our future investments to be subject to U.S. foreign investment regulations.

Investments that involve the acquisition of, or investment in, a U.S. business by a non-U.S. investor may be subject to U.S. laws that regulate foreign investments in U.S. businesses and access by foreign persons to technology developed and produced in the United States. These laws include Section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment Risk Review Modernization Act of 2018, and the regulations at 31 C.F.R. Parts 800 and 802, as amended, administered by the Committee on Foreign Investment in the United States (“CFIUS”).

Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a “U.S. business” by a “foreign person” (in each case, as such terms are defined in 31 C.F.R. Part 800) always are subject to CFIUS jurisdiction. Significant CFIUS reform legislation, which was fully implemented through regulations that became effective in 2020, expanded the scope of CFIUS’s jurisdiction to investments that do not result in control of a U.S. business by a foreign person, but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “covered investment critical infrastructure”, and/or “sensitive personal data” (in each case, as such terms are defined in 31 C.F.R. Part 800).

CFIUS or another U.S. governmental agency could choose to review the Business Combination or past or proposed transactions involving new or existing foreign investors in Holisto, even if a filing with CFIUS is or was not required at the time of such transaction. There can be no assurances that CFIUS or another U.S. governmental agency will not choose to review the Business Combination. Any review and approval of an investment or transaction by CFIUS may have outsized impacts on transaction certainty, timing, feasibility, and cost, among other things. CFIUS policies and agency practices are rapidly evolving, and in the event that CFIUS reviews the Business Combination or one or more proposed or existing investment by investors, there can be no assurances that such investors will be able to maintain, or proceed with, such investments on terms acceptable to the parties to the Business Combination or such investors. Among other things, CFIUS could seek to impose limitations or restrictions on, or prohibit, investments by such investors (including, but not limited to, limits on purchasing Holisto Ordinary Shares, limits on information sharing with such investors, requiring a voting trust, governance modifications, or forced divestiture, among other things) While we do not believe we are subject to mandatory filing under CFIUS, there can be no assurances that CFIUS or another U.S. governmental agency will not choose to review the Business Combination and require us to obtain approval before we can consummate the Business Combination.

There is no guarantee that a Moringa shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put such Moringa shareholder in a better future economic position.

There can be no assurance as to the price at which a Moringa shareholder may be able to sell its Holisto Ordinary Shares in the future following the completion of the Merger. Certain events following the consummation of the Merger, including the terms of any Holisto financing, may result in a lower value realized due to the decision to redeem Moringa Public Shares now rather than to receive Holisto Ordinary Shares in the Merger. Similarly, if a Moringa shareholder does not redeem its Moringa Public Shares, the shareholder will bear the risk of ownership of Holisto Ordinary Shares after the consummation of the Merger, and there can be no assurance that the Moringa shareholder can sell its Holisto Ordinary Shares in the future for a price that is not less that the redemption price set forth for Moringa Public Shares in this proxy statement/prospectus. A Moringa shareholder should consult his, her or its own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Moringa Public Shareholders who wish to redeem their shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption, and if such Moringa shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus prior to the deadline, they will not be entitled to redeem their Moringa Public Shares for a pro rata portion of the funds held in the Trust Account.

This proxy statement, under the caption “Meeting of Moringa Shareholders — Redemption Rights,” which begins on page 96, sets forth the specific procedures that must be complied with in for a holder of Moringa Public Shares to validly redeem their Moringa Public Shares. In the event that a Moringa shareholder fails to comply with these procedures, the shareholder’s Moringa Public Shares will not be redeemed. Moringa shareholders who wish to redeem their shares for a pro rata portion of the funds in the Trust Account must, among other things: (i) if not previously done, separate the Moringa Units into the Moringa Class A Ordinary Shares and Moringa Warrants that comprise the Moringa Units, (ii) submit a request in writing and (iii) deliver their share certificates (if any) and other redemption forms (as applicable) to the Transfer Agent electronically through the DWAC system at least two business days prior to the Meeting.

If, despite Moringa’s compliance with the proxy rules, a Moringa shareholder does not receive Moringa’s proxy materials, such Moringa shareholder may not become aware of the opportunity to redeem its Moringa Public Shares. Alternatively, it may take longer than anticipated for a Moringa shareholder to deliver the share certificate(s), if applicable, and complete the relevant forms required for the redemption. In such instance, a Moringa shareholder who wishes to redeem his, her or its shares may be unable to do so by the deadline for exercising redemption rights, and thus will be unable to redeem his, her or its shares.

Moringa shareholders electing to redeem their Moringa Class A Ordinary Shares will receive their pro rata portion of the funds in the Trust Account, calculated as of two business days prior to the anticipated consummation of the Merger. Please see the section entitled “Meeting of Moringa Shareholders — Redemption Rights” for information on how to exercise redemption rights.

Moringa Public Shareholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group,” will be restricted from seeking redemption rights with respect to more than 15% of the Moringa Public Shares.

A Moringa Public Shareholder, together with any affiliate or any other person with whom such shareholder is acting in concert or as a “group,” will be restricted from seeking redemption rights with respect to more than 15% of the Moringa Public Shares. Accordingly, if you hold more than 15% of the Moringa Public Shares and the Business

Combination Agreement Proposal and Merger Proposal are approved, you will not be able to seek redemption rights with respect to the full amount of your shares and may be forced to hold the shares in excess of 15% or sell them in the open market. Moringa cannot assure you that the value of such excess shares will appreciate over time following the Merger or that the market price of Moringa Class A Ordinary Shares will exceed the per-share redemption price, so you may wind up selling those excess shares at a loss.

Risks Related to Ownership of the Holisto Ordinary Shares

The Holisto Articles and Israeli law could prevent a takeover that shareholders consider favorable and could also reduce the market price of Holisto ordinary shares.

Certain provisions of Israeli law and the Holisto Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire Holisto or for Holisto’s shareholders to elect different individuals to its board of directors, even if doing so would be beneficial to its shareholders, and may limit the price that investors may be willing to pay in the future for the Holisto Ordinary Shares. For example, Israeli corporate law regulates mergers, requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions) and establishes a high ownership threshold to squeeze out minority shareholders in a full tender offer. Further, Israeli tax considerations may make potential transactions undesirable to Holisto or to some of its shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. See the section titled “Material Israeli Tax Considerations — Taxation of our shareholders.”

Holisto does not intend to pay cash dividends for the foreseeable future.

Holisto currently intends to retain all available funds and any future earnings for use in the operation of its business and does not anticipate paying any cash dividends on the Holisto Ordinary Shares in the foreseeable future. Consequently, you may not realize any gain on your investment unless you are able to sell your Holisto Ordinary Shares at a profit, with no assurance that the Holisto Ordinary Shares will trade at a price equal to or above your purchase price and it may trade at a price significantly less than your purchase price.

Holisto’s board of directors has sole discretion whether to pay dividends. If Holisto’s board of directors decides to pay dividends, the form, frequency, and amount will depend upon its future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that its directors may deem relevant. The Companies Law imposes restrictions on Holisto’s ability to declare and pay dividends.

If, following the Merger, securities or industry analysts do not publish or cease publishing research or reports about Holisto, its business, or its market, or if they change their recommendations regarding the Holisto Ordinary Shares adversely, then the price and trading volume of the Holisto Ordinary Shares could decline.

The trading market for the Holisto Ordinary Shares may be affected by the research and reports that industry or financial analysts publish about us or our business. Holisto does not control these analysts or the content and opinions included in their reports. As a new public company, Holisto may be slow to attract research coverage and the analysts who publish information about the Holisto Ordinary Shares will have had relatively little experience with Holisto, which could affect their ability to accurately forecast Holisto’s results and make it more likely that Holisto fails to meet their estimates. In the event Holisto obtains industry or financial analyst coverage, if any of the analysts who cover Holisto issues an inaccurate or unfavorable opinion regarding it, Holisto’s share price may decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If Holisto’s financial results fail to meet, or significantly exceed, its announced guidance or the expectations of analysts or public investors, analysts could downgrade the Holisto Ordinary Shares or publish unfavorable research about Holisto. If one or more of these analysts cease coverage of Holisto or fail to publish reports on it regularly, Holisto’s visibility in the financial markets could decrease, which in turn could cause its share price or trading volume to decline.

Future sales of the Holisto Ordinary Shares or the terms of any financing may depress the share price of the Holisto Ordinary Shares.

If, after the Merger, Holisto’s shareholders sell, or indicate an intention to sell, substantial amounts of the Holisto Ordinary Shares in the public market, the trading price of the Holisto Ordinary Shares could decline. The perception in the market that these sales may occur could also cause the trading price of the Holisto Ordinary Shares to decline. Further, to the extent that Holisto enters into a financing under terms which give any investor either shares at a discount from market or the right to acquire Holisto Ordinary Shares at a discount from the market price at the time the shares are acquired, such financing could have a significant depressive effect on the price of the Holisto Ordinary Shares, particularly since such investors generally promptly sell their shares.

In addition, Holisto’s directors, executive officers and other affiliates may establish programmed selling plans under Rule 10b5-1 of the Exchange Act, for the purpose of effecting sales of Holisto Ordinary Shares. Any sales of securities by these shareholders, or the perception that those sales may occur, including the entry into such programmed selling plans, could have a material adverse effect on the trading price of the Holisto Ordinary Shares.

If Holisto sells Holisto Ordinary Shares in future financings, shareholders may experience immediate dilution and, as a result, the Holisto share price may decline.

In order to raise additional capital, Holisto may at any time issue additional Holisto Ordinary Shares or other securities convertible into or exchangeable for Holisto Ordinary Shares at prices that may not be the same as the price paid for its Ordinary Shares by its shareholders. If Holisto issues Holisto Ordinary Shares or securities convertible into Holisto Ordinary Shares, its shareholders would experience additional dilution and, as a result, Holisto’s share price may decline.

In addition, as opportunities present themselves, Holisto may enter into financing or similar arrangements in the future, including the issuance of debt securities or Holisto Ordinary Shares with or without additional securities convertible or exchangeable into Holisto Ordinary Shares. Whether or not Holisto issues additional shares at a discount, any issuance of Holisto Ordinary Shares will, and any issuance of other equity securities or of options, warrants or other rights to purchase Holisto Ordinary Shares may, result in additional dilution of the percentage ownership of its shareholders and could cause its share price to decline. New investors could also gain rights, preference and privileges senior to those of Holisto’s shareholders, which could cause the price of Holisto’s Ordinary Shares to decline. Debt securities may also contain covenants that restrict Holisto’s operational flexibility or impose liens or other restrictions on its assets, which could also cause the price of Holisto’s Ordinary Shares to decline.

If there are significant redemptions of Moringa Public Shares, the public float of the Holisto Ordinary Shares may be small resulting in the possibility of significant volatility in the Holisto Ordinary Shares.

Neither Moringa nor Holisto can predict the extent of redemptions of Moringa Public Shares, which constitute the only public traded Moringa Ordinary Shares and the Holisto Ordinary Shares issued in respect of the Moringa Public Shares will constitute the only publicly traded Holisto Ordinary Shares. Although Holisto will need to meet minimum public float requirements to meet the Nasdaq listing standard, meeting these requirements does not guarantee a significant public float. To the extent that the public float for Holisto Ordinary Shares is small, the purchase or sale of a modest number of shares may have a disproportionate effect on the price of the Holisto Ordinary Shares. Further, when the float is thin, you may not be able to purchase shares at the then reported asked price or sell shares at the then reported bid price.

The grant and future exercise of registration rights may adversely affect the market price of Holisto Ordinary Shares upon consummation of the Business Combination.

Pursuant to the Business Combination Agreement and Holisto’s investor rights agreement, Holisto agreed to file a registration statement covering the sale by Holisto shareholders of their Holisto Ordinary Shares which represent approximately        % of the Holisto Ordinary Shares held by the present Holisto shareholders. The maximum number of Holisto Ordinary Shares which Holisto shareholders who will become party to Holisto’s investor rights agreements will be able to sell (pursuant to such investor rights agreement and the Business Combination Agreement, and assuming that all Existing Holisto Shareholders, all holders of the Exercising Holisto Warrants, all holders of the Old SAFE Agreements and holders of all New SAFE Agreements become party to such agreement and choose to exercise their registration rights thereunder in accordance with the terms thereof), is 35,659,858 Holisto Ordinary Shares (after giving effect to the Capital Restructuring). Holisto agreed to file a registration statement covering the Holisto Ordinary Shares owned by these Holisto shareholders within 30 days from the effective date of the Merger. Holisto also agreed to assume Moringa’s obligations to register the Holisto Ordinary Shares issuable with respect to the Holisto Ordinary Share issued in respect of the Sponsor’s shares. These registration rights agreements are described elsewhere in this proxy statement/prospectus. The holders of 31,107,715 of Holisto’s Ordinary Shares (after giving effect to the Capital Restructuring) have signed a lock-up for six months following the effective time, provided that such lock-up may be released if certain price targets are met. The registration of these securities will permit the public sale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of Holisto Ordinary Shares following the Business Combination.

The sale by present Holisto shareholders and/or the Sponsor upon the expiration of their lock-up period may cause the market price of Holisto’s securities to drop significantly, even if Holisto’s business is doing well.

Holisto has agreed to file a separate registration statement with respect to the 31,524,174 Holisto Ordinary Shares (after giving effect to the Capital Restructuring) held by the present Holisto shareholders, 1,339,409 Holisto Ordinary Shares issuable upon exercise of the outstanding Holisto Warrants and 4,135,588 Holisto Ordinary Shares (after giving effect to the Capital Restructuring) issuable upon conversion of the Old SAFE Agreements and New SAFE Agreements. Holders of 31,955,574 of these shares have signed a lock-up agreement pursuant to which they agreed not to sell their Holisto Ordinary Shares during the period commencing from the Closing and ending six months from the Closing, (subject to early release with respect to 50% of the securities, on the date on which the closing price of Holisto Ordinary Shares on the Nasdaq Capital Market equals or exceeds $12.00 per share for any 20 trading days within any 30 consecutive trading days after the Closing Additionally, the Sponsor is subject to (i) a lock-up with respect to the 2,875,000 Holisto Ordinary Shares that will be issued with respect to the Sponsor’s Shares subject to the same lock-up as the Holisto shareholders, and (ii) to a lock-up with respect to the 352,857 Holisto Ordinary Shares that will be issued with respect to Moringa private shares held by the Sponsor, that will be subject to a lock-up of 30 days after the Effective Time. In addition to sales pursuant to a registration statement, the Sponsor and the Holisto shareholders will be able to sell their Holisto Ordinary Shares pursuant to Rule 144.

Upon expiration of the applicable lock-up periods, and upon effectiveness of the registration statement which Holisto files or upon satisfaction of the requirements of Rule 144 under the Securities Act, or another applicable exemption from registration, the Sponsor and the present Holisto shareholders may sell large amounts of Holisto Ordinary Shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in Holisto Ordinary Share price and putting significant downward pressure on the price of the Holisto Ordinary Shares. See the section entitled “The Business Combination Agreement Proposal — The Business Combination Agreement and Related Agreements — Lock-up Agreements.”

Holisto’s share price and trading volume may be volatile in the future and that could limit investors’ ability to sell Holisto Ordinary Shares at a profit and could limit Holisto’s ability to successfully raise funds.

Holisto’s Ordinary Shares may experience volatility, which may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of Holisto’s Ordinary Shares including:

•        global macroeconomic developments;

•        data disclosed by Holisto or its competitors;

•        massive sells of Holisto Ordinary Shares by present shareholder or any investor in Holisto Ordinary Shares;

•        Holisto’s success (or lack thereof) in entering into agreements with hotel service providers and metasearch websites;

•        Holisto’s need to raise additional capital and its success or failure in doing so;

•        announcements of technological innovations or new commercial products by Holisto’s competitors;

•        trends in share price of companies in the travel and related industries;

•        announcement of corporate transactions, merger and acquisition activities or other similar events by companies in the travel and related industry;

•        changes and developments effecting the travel industry;

•        developments involving Holisto’s competitors;

•        developments concerning material proprietary rights, including material patents;

•        regulatory developments in the United States, Israel and other countries;

•        changes in the availability of hotel booking deals from a wide variety of vendors of hotel bookings as well as vendor status and credit line planning and payment structure;

•        period to period fluctuations in Holisto’s results of operations;

•        publication of research reports by securities analysts about Holisto or its competitors or its industry;

•        changes in financial estimates by Holisto or by securities analysts;

•        changes in senior management or the board of directors or changes in the size or structure of Holisto;

•        commencement of, or involvement in, litigation by or against Holisto;

•        Holisto’s ability (or lack thereof) to show and accurately predict revenues and results of operations;

•        transactions with respect to Holisto’s Ordinary Shares by insiders or institutional investors; and

•        general economic and political conditions, such as interest rates, unemployment levels, conditions in the housing market, government shutdowns, trade wars, as well as events such as natural disasters, acts of war, terrorism, catastrophes and pandemics.

Holisto is not able to control many of these factors, and it believes that period-to-period comparisons of its future financial results following the closing of the Merger will not necessarily be indicative of its future performance.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may seriously harm the market price of the Holisto Ordinary Shares, regardless of its operating performance.

Furthermore, the market prices of equity securities of companies that have a significant presence in Israel may also be affected by the changing security situation in the Middle East and particularly in Israel. As a result, these companies may experience volatility in their stock prices and/or difficulties in raising additional financing required to effectively operate and grow their businesses. Thus, market and industry-wide fluctuations and political, economic and military conditions in the Middle East, but also in the U.S. may adversely affect the trading price of the Holisto Ordinary Shares, regardless of Holisto’s actual operating performance.

The stock of companies that complete a business combination with a SPAC have recently experienced price declines following completion of the business combination.

If the Holisto Ordinary Shares will experience volatility or a sustained decline in the market price of the Holisto Ordinary Shares following completion of the Business Combination, Holisto could be subject to securities litigation, which could result in substantial costs and divert management’s attention and company resources from its business regardless of the outcome of the litigation and with no assurance that Holisto will prevail.

Risks Related to United States Tax Consequences

If the Merger does not qualify as a reorganization under Section 368(a) of the Code, is taxable under Section 367(a) of the Code, or is otherwise taxable to U.S. Holders of Moringa Ordinary Shares and/or Moringa Warrants, then the Merger generally would be taxable with respect to such U.S. Holders.

The Merger is intended to meet the relevant requirements provided in U.S. tax law to qualify the Merger as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”) to U.S. Holders (as defined in the section below entitled “Material U.S. Federal Income Tax Considerations”) of Moringa Ordinary Shares and/or Moringa Warrants. However, since there is currently insufficient authority from the Internal Revenue Service that is factually on point with the Merger regarding satisfaction of all of the requirements under U.S. tax law allowing such tax-free treatment, the parties to the Merger can provide no assurance that treatment as a tax-free reorganization will result for the exchanging shareholders. Accordingly, there are significant factual and legal uncertainties as to whether the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. If the Merger qualifies as a reorganization, a U.S. Holder of Moringa Ordinary Shares and/or Moringa Warrants generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the Merger, subject to the rules of Section 367(a) of the Code and the PFIC rules (each as discussed below under the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Federal Income Tax Considerations of the Merger”). The parties intend to report the Merger in a manner consistent with the Intended Tax Treatment. However, there are significant factual and legal uncertainties as to whether the Merger will qualify for the Intended Tax Treatment. For example, under Section 368(a) of the Code and the Treasury regulations promulgated thereunder, the acquiring corporation (or, in the case of certain reorganizations structured similarly to the Merger, its corporate parent) must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business (the “continuity of business enterprise”

requirement). However, there is an absence of guidance directly on point as to how the above rules apply in the case of an acquisition of a corporation with investment-type assets, such as Moringa. In addition, the treatment of the Merger as a reorganization would depend on whether a sufficient number of stockholders of Moringa exchange their Moringa Ordinary Shares for Holisto Ordinary Shares rather than redeem them for cash. If a significant number of stockholders of Moringa decide to redeem their Moringa Ordinary Shares, the “continuity of business enterprise” requirement that is necessary to qualify as a reorganization may not be satisfied. Further, the reorganization treatment could be adversely affected by events or actions that occur or are taken after the Business Combination.

If, at the Effective Time, any requirement of Section 368(a) of the Code is not met, then a U.S. Holder of Moringa Ordinary Shares and/or Moringa Warrants generally would recognize gain or loss in an amount equal to the difference, if any, between the fair market value (as of the closing date of the Merger) of Holisto Ordinary Shares and/or Holisto Warrants received in the Merger, over such holder’s aggregate adjusted tax basis in the corresponding Moringa Ordinary Shares and/or Moringa Warrants surrendered by such holder in the Merger.

The tax consequences of the Merger are complex and will depend on your particular circumstances. For a more detailed discussion of the U.S. federal income tax considerations of the Merger for U.S. Holders of Moringa Ordinary Shares and/or Moringa Warrants, including the application of Section 367(a) of the Code and the PFIC rules, see the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Federal Income Tax Considerations of the Merger.” If you are a U.S. Holder whose Moringa Ordinary Shares and/or Moringa Warrants are exchanged in the Merger, you are urged to consult your tax advisor to determine the tax consequences thereof.

U.S. Holders of Holisto Ordinary Shares and/or Holisto Warrants may suffer adverse tax consequences if Holisto is treated as a passive foreign investment company.

A non-U.S. corporation generally will be treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Although based on the current and anticipated composition of the income, assets and operations of Holisto and its subsidiaries, Holisto does not believe it will be treated as a PFIC for U.S. federal income tax purposes for its taxable year which includes the Merger, and does not expect to become one for U.S. federal income tax purposes in the near future, this is a factual determination that depends on, among other things, the composition of Holisto’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time. Accordingly, a complete determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether Holisto will be a PFIC in its taxable year that includes the completion of the Business Combination or for any future taxable year. In addition, neither Moringa’s nor Holisto’s respective U.S. counsel expresses any opinion with respect to Holisto’s PFIC status for any taxable year.

If Holisto is a PFIC for any taxable year, a U.S. Holder of Holisto Ordinary Shares and/or Holisto Warrants may be subject to adverse tax consequences and may incur certain information reporting obligations. Under the PFIC rules, unless such U.S. Holder makes an election available under the Code (which election could itself have adverse consequences for such U.S. Holder), such U.S. Holder may be subject to U.S. federal income tax at the then prevailing maximum rates on ordinary income and possibly an “interest” charge, in respect of “excess distributions” and upon any gain from the disposition of Holisto Ordinary Shares and/or Holisto Warrants, as if the excess distribution or gain had been recognized ratably over such U.S. Holder’s holding period of the Holisto Ordinary Shares and/or Holisto Warrants. Certain elections (including a qualified electing fund election (a “QEF election”) or a mark-to-market election) that may be available to U.S. Holders of Holisto Ordinary Shares to mitigate some of the adverse tax consequences resulting from PFIC treatment, however, are not available with respect to the Holisto Warrants. Additionally, there can be no assurance that Holisto will have timely knowledge of its status as a PFIC in the future or that Holisto will timely provide information that would be required in order for a U.S. Holder to make a QEF election. For a further discussion, see “Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of Holisto Ordinary Shares and Holisto Warrants to U.S. Holders — Passive Foreign Investment Company Rules.” U.S. Holders of Holisto Ordinary Shares and/or Holisto Warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to Holisto and the ownership of Holisto Ordinary Shares and/or Holisto Warrants.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains “forward-looking statements” that are subject to risks and uncertainties. Statements that are not historical facts, including statements about Moringa and Holisto and the transactions contemplated by the Business Combination Agreement, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding possible or anticipated future results of Moringa’s and Holisto’s business, financial condition, results of operations, liquidity, plans and objectives, as well as expectations with respect to anticipated financial impacts of the transactions contemplated by the Business Combination Agreement. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “project,” “may,” “will,” “could,” “should,” “potential” and similar words or expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry, and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

The statements contained in this proxy statement/prospectus regarding the following matters are forward-looking by their nature:

•        Moringa’s and Holisto’s expectations regarding the satisfaction of the closing conditions to the Transactions and the timing of the completion of the Transactions.

•        Moringa’s and Holisto’s expectations with respect to future performance and anticipated financial impacts of the Transactions and related matters,

•        Holisto’s expectations regarding the market development and the market acceptance of its Platform.

•        Holisto’s expectations relating to the commercialization of its products.

•        Holisto’s expectations to rapidly adjust to changes in the structure of the travel industry or consumer preferences and in some cases benefit from them by, among other things, its ability to leverage its size and technology.

•        Holisto expectations to continue its worldwide operations with an aim to increase its penetration to different markets in accordance with its business plan as shall be determined by Holisto’s management from time to time.

•        Holisto’s expectations that the U.S. online travel market, which is the primary market in which Holisto operates, will substantially recover to its pre-pandemic, all-time high.

•        Holisto’s belief that its platform provides incremental cost savings and simplicity for the consumer traveler.

•        Holisto’s belief that the core of its competitive edge is offering more cost-effective and personalized booking options, in a rapid, efficient, and user-friendly manner, which allows it to provide each consumer with a booking option suitable for its needs, based on the information that the consumer inputs into the platform.

•        Holisto’s belief that its Platform’s API connectivity to multiple hotel service providers provides Holisto with a wider, more holistic, travel customer-centric view of different offerings, promotions and availability that may be offered by a specific hotel or online service.

•        Holisto’s belief that the software in the Holisto Platform enables it to source a booking from multiple sources, while providing the travel customer with reservation that meet the travel customer’s requirements.

•        Holisto’s belief that the Holistic View Approach and the proprietary cloud, big data and advanced algorithm capabilities are Holisto’s key strengths which are essential for its continued success, capturing future market opportunities and positioning it as a leading provider of hotel booking services, and Holisto’s belief that there are no other companies that use the same approach as Holisto, which utilizes a wide number of different booking options and combinations that result in the offering of a wide variety of booking deals to end-consumers.

•        Holisto’s belief that the metasearch websites will continue to offer the Holisto generated offerings as a standard business practice.

•        Holisto belief that many elements of its technology and processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, test equipment designs, algorithms, and procedures and that Holisto will be able to protect its rights to such technology and processes.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks described under “Risk Factors” in this proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this proxy statement/prospectus, to conform these statements to actual results or to changes in our expectations.

EXTRAORDINARY GENERAL MEETING OF MORINGA

General; Date, Time and Place

Moringa is furnishing this proxy statement/prospectus to Moringa’s shareholders as part of the solicitation of proxies by the Moringa board of directors for use at the Meeting to be held virtually, accessible at https://www.cstproxy.com/moringaac/2023, and for the purpose of Existing Moringa Articles, at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan, Israel 5250608 at            Eastern time on             , 2023, and at any adjournment or postponement thereof. This proxy statement/prospectus provides Moringa’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Meeting.

At the Meeting, Moringa is asking holders of Moringa Ordinary Shares to:

•        consider and vote upon the Business Combination Agreement Proposal;

•        consider and vote upon the Merger Proposal; and

•        consider and vote upon the Adjournment Proposal, if presented.

Recommendation of the Moringa Board of Directors

Moringa’s board of directors has determined that each of the proposals outlined above is fair to and in the best interests of Moringa and its shareholders and recommended that Moringa shareholders vote “FOR” the Business Combination Agreement Proposal, “FOR” the Merger Proposal, “FOR” the Adjournment Proposal, if presented.

Record Date; Outstanding Shares; Shareholders Entitled to Vote

Moringa shareholders will be entitled to vote or direct votes to be cast at the Meeting if they owned Moringa Ordinary Shares — either Moringa Class A Ordinary Shares or Moringa Class B Ordinary Shares — at the close of business on            , 2023, which is the Record Date for the Meeting. Shareholders will have one vote for each Moringa Ordinary Share (whether a Moringa Class A Ordinary Share or Moringa Class B Ordinary Share) owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were 5,944,567 Moringa Ordinary Shares outstanding, consisting of (i) 3,069,567 Moringa Class A Ordinary Shares, of which 2,589,567 are Public Shares, and (ii) 2,875,000 Moringa Class B Ordinary Shares which are owned by the Sponsor.

Quorum

A quorum is the minimum number of Moringa Ordinary Shares that must be present to hold a valid meeting. The holders of a majority of the shares in the capital of Moringa as of the Record Date being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative present or by proxy shall be a quorum. Abstentions will be counted as present for purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum. The Moringa Class A Ordinary Shares and Moringa Class B Ordinary Shares are entitled to vote together as a single class on all matters to be considered at the Meeting. Since the sponsor owns 54.3% of the Moringa Ordinary Shares, the presence by the Sponsor the meeting will constitute a quorum.

Abstentions and Broker Non-Votes

An abstention occurs when a shareholder attends a meeting, or is represented by proxy, but abstains from voting. At the Meeting, abstentions will be counted as present for purposes of determining whether a quorum exists. Assuming that a quorum is present, a Moringa shareholder’s abstention will have no effect on the outcome of the Business Combination Agreement Proposal, the Merger Proposal or the Adjournment Proposal.

If no instruction as to how to vote is given (including no instruction to abstain from voting) in an executed, duly returned and not revoked proxy, the proxy will be treated a vote for on the Business Combination Agreement Proposal, the Merger Proposal, or the Adjournment Proposal.

Broker non-votes are shares held in “street name” by brokers, banks and other nominees that are present or represented by proxy at a shareholder meeting, but with respect to which the broker, bank or other nominee is not instructed by the beneficial owner of such shares how to vote on a particular proposal and such broker, bank or other nominee does not have discretionary voting power on such proposal. Because, under Nasdaq rules, brokers, banks and other nominees holding shares in “street name” do not have discretionary voting authority with respect to any of the four proposals described in this proxy statement/prospectus, if a beneficial owner of Moringa Ordinary Shares held in “street name” does not give voting instructions to the broker, bank or other nominee, then those shares will not be permitted under Nasdaq rules to be voted at the meeting, and thus will not be counted as present or represented by proxy at the meeting. The votes to approve the Business Combination Agreement Proposal, the Merger Proposal, and the Adjournment Proposal are based on the votes actually cast by the shareholders present or represented by proxy and entitled to vote at the meeting. As a result, assuming that a quorum is present, if you fail to issue voting instructions to your broker, bank or other nominee, it will have no effect on the outcome of the Business Combination Agreement Proposal, the Merger Proposal or the Adjournment Proposal.

Vote Required

The approval of the proposals to be presented at the Meeting will require the following votes:

•        Business Combination Agreement Proposal — Approval requires an ordinary resolution under Cayman Islands law and the Existing Moringa Articles, being a resolution passed by a simple majority of the votes cast by shareholders of Moringa as, being entitled to do so, vote in person or by proxy at the Meeting, and includes a unanimous written resolution (abstentions and broker non-votes are not deemed to have been voted and therefore have no impact in determining whether the majority has been achieved).

•        Merger Proposal — Approval requires a special resolution under Cayman Islands law and the Existing Moringa Articles, being a resolution passed by a majority of at least two-thirds of the votes cast by shareholders of Moringa as, being entitled to do so, vote in person or by proxy at the Meeting and includes a unanimous written resolution (abstentions and broker non-votes are not deemed to have been voted and therefore have no impact in determining whether the special majority has been achieved).

•        Adjournment Proposal — Approval requires an ordinary resolution under Cayman Islands law and the Existing Moringa Articles, being a resolution passed by a simple majority of the votes cast by shareholders of Moringa as, being entitled to do so, vote in person or by proxy at the Meeting, and includes a unanimous written resolution (abstentions and broker non-votes are not deemed to have been voted and therefore have no impact in determining whether the majority has been achieved).

Voting Your Shares

How you vote your Moringa Ordinary Shares at the Meeting depends on how you hold your shares:

Record Shareholders

If you are a holder of record of Moringa Ordinary Shares — that is, your shares are registered in your name with Continental Stock Transfer & Trust Company, as Transfer Agent to Moringa — on the Record Date, you may vote by submitting a proxy for the Meeting via mail or by attending the meeting in person:

Via Proxy.    You may vote by completing the enclosed proxy card and returning it in the postage-paid return envelope. If you vote by proxy card, your “proxy,” whose names are listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted “FOR” all of the proposals in accordance with the recommendation of Moringa’s board of directors. Proxy cards received after a matter has been voted upon at the Meeting will not be counted.

In Person.    You may attend the Meeting by webcast and vote electronically using the ballot provided to you at the meeting or during the webcast. You may attend the Meeting webcast by accessing the web portal located at https://www.cstproxy.com/moringaac/2023 and entering the 12-digit control number included on your proxy card or notice of the meeting. Please click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the meeting you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

Street Name Shareholders

If you are a beneficial shareholder (i.e., you hold your shares through a stock brokerage account or a bank or other holder of record), you may ensure that your shares are voted in one of two ways:

Via Voting Instruction Form.    Beneficial shareholders may provide instructions to the bank, broker, or other nominee as to how to vote their shares by completing and submitting the enclosed voting instruction form.

In Person.    Beneficial shareholders who wish to attend the virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the virtual meeting. After contacting the Transfer Agent, a beneficial holder will receive an e-mail prior to the meeting with a link and instructions for entering the virtual meeting. Beneficial shareholders should contact the Transfer Agent at least five (5) business days prior to the meeting date in order to ensure access.

Certain Voting Arrangements

As of the Record Date, the Sponsor beneficially owned and was entitled to vote 3,227,857 Moringa Ordinary Shares, representing approximately 54.3% of the issued and outstanding Moringa Ordinary Shares (including, for purposes of calculating that percentage, both outstanding Moringa Class A Ordinary Shares and outstanding Moringa Class B Ordinary Shares). The Sponsor and the Moringa’s officers and directors are parties to the Letter Agreement with Moringa pursuant to which they committed to Moringa to vote any shares they own in favor of the Transactions.

Revoking Your Proxy

Record Shareholders

If you are a holder of record of Moringa Ordinary Shares and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card to Moringa’s Chief Executive Officer (serving as Secretary of Moringa) with a later date so that it is received prior to the vote at the Meeting or attend the Meeting by live webcast and vote electronically;

•        you may notify Moringa’s Secretary in writing, prior to the vote at the Meeting, that you have revoked your proxy; or

•        you may attend the live webcast of the Meeting and vote electronically or revoke your proxy electronically, although your attendance alone will not revoke any proxy that you have previously given.

Street Name Shareholders

If you hold your Moringa Ordinary Shares in “street name”, you may submit new instructions on how to vote your shares by contacting your broker, bank or other nominee.

Who Can Answer Your Questions About Voting Your Shares?

If you are a Moringa shareholder and have any questions about how to vote or direct a vote in respect of your Moringa Ordinary Shares, you may call            , Moringa’s proxy solicitor, at            .

Redemption Rights

Moringa Public Shareholders may seek to redeem their shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, the Business Combination Agreement Proposal and the Merger Proposal. Moringa Public Shareholders may demand that Moringa redeem their Moringa Public Shares for a full pro rata portion of the Trust Account (which, for illustrative purposes, was $10.02 per share as of June 30, 2022), calculated as of two (2) business days prior to the anticipated consummation of the Merger. If a Moringa Public

Shareholder properly seeks redemption as described in this section and the Merger with Holisto is consummated, Moringa will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the Moringa Public Shareholder will no longer own those shares following the Merger.

Notwithstanding the foregoing, a Moringa Public Shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the Moringa Public Shares. Accordingly, all Moringa Public Shares in excess of 15% held by a Moringa Public Shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group”, will not be redeemed for cash.

Moringa Public Shareholders may demand redemption by delivering their share certificates (if any) and other redemption forms, either physically or electronically using Depository Trust Company’s DWAC System, to Moringa’s transfer agent prior to the vote at the Meeting. If you hold the shares in “street name”, you will have to coordinate with your broker to have your shares certificated and delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $45.00 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed Merger is not consummated, that may result in an additional cost to shareholders for the return of their shares.

Moringa’s transfer agent can be contacted at the following address:

Continental Stock Transfer & Trust Company

1 State Street — 30th Floor New York,

New York 10004 Attn:

Email:

Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Agreement Proposal and Merger Proposal. Furthermore, if a Moringa Public Shareholder delivered its share certificate and other redemption forms in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).

If the Merger is not approved or completed for any reason, then Moringa Public Shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares at that time. In such case, Moringa will promptly return any shares tendered for redemption by Moringa Public Shareholders.

The closing price of Moringa Class A Ordinary Shares on the Record Date, was $            . The investments held in the Trust Account on such date was approximately $            million ($            per public share). Prior to exercising redemption rights, shareholders should verify the market price of Moringa Class A Ordinary Shares as they may receive higher proceeds from the sale of their shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Moringa cannot assure its shareholders that they will be able to sell their Moringa Class A Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

If a Moringa Public Shareholder exercises his, her or its redemption rights, then he, she or it will be exchanging its Moringa Class A Ordinary Shares for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than the close of the vote on the Business Combination Agreement Proposal and Merger Proposal by delivering your share certificate (if any) and other redemption forms (either physically or electronically) to Moringa’s transfer agent prior to the vote at the Meeting.

For a detailed discussion of the material U.S. federal income tax considerations for shareholders with respect to the exercise of these redemption rights, see “Material U.S. Federal Income Tax Considerations” beginning on page 128. The consequences of a redemption to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Appraisal Rights

The Cayman Islands Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, Moringa’s board of directors has determined that the terms of the Merger satisfy the requirements of 239(1) of the Cayman Islands Companies Act for an exemption from the availability of appraisal rights in respect of the Merger and regardless of whether such rights are or are not available, shareholders are still entitled to exercise the rights of redemption as set out herein, and Moringa’s board of directors has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represent the fair value of those shares.

Proxy Solicitation Costs

Moringa is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone. Moringa and its directors, officers and employees may also solicit proxies online. Moringa will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Moringa will bear the cost of the solicitation.

Moringa has hired            to assist in the proxy solicitation process. Moringa will pay to            a fee of $           , plus disbursements.

Moringa will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Moringa will reimburse them for their reasonable expenses.

Other Matters

As of the date of this proxy statement/prospectus, Moringa’s board of directors does not know of any business to be presented at the Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION AGREEMENT PROPOSAL

Holders of Moringa Ordinary Shares are being asked to adopt and approve the Business Combination Agreement and the ancillary agreements thereto, and approve the Transactions contemplated thereby. Moringa shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is qualified in its entirety by reference to the Business Combination Agreement. . Capitalized terms used in this proxy statement/prospectus but not otherwise defined herein have the meanings assigned to them in the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Description of the Business Combination Agreement

General

On June 9, 2022, Moringa entered into the Business Combination Agreement by and among Moringa, Holisto and Merger Sub. The transactions set forth in the Business Combination Agreement and contemplated thereunder (the “Transactions”) will constitute a “Business Combination” as contemplated by Moringa’s Amended and Restated Memorandum and Articles of Association.

The Business Combination Agreement and the transactions contemplated thereby have been unanimously approved by the boards of directors of Moringa and Holisto, and by the shareholders of Holisto.

Transaction Structure and Merger Consideration

The Business Combination Agreement provides for the merger of Merger Sub with and into Moringa, with Moringa surviving the Merger as a wholly-owned subsidiary of Holisto.

Pursuant to the Business Combination Agreement, at the Closing of the Transactions, and following the Capital Restructuring (as each such term is defined and described below), (i) the Merger shall enter into effect; (ii) Moringa Units, to the extent not previously separated, will be separated in accordance with the Unit Separation; (iii) the Class B Ordinary Shares of Moringa will be converted into Moringa Class A Ordinary Shares; (iv) the Class A ordinary shares of Moringa will be exchanged for ordinary shares of Holisto (“Holisto Ordinary Shares”) in accordance with the ratio described below; (v) each Moringa warrant will be exchanged for one Holisto warrant (on the same terms contained in the Moringa warrants, except that each Holisto warrant will represent the right to acquire Holisto Ordinary Shares in lieu of Moringa Class A ordinary shares); (vi) Moringa will become a wholly-owned subsidiary of Holisto; and (vii) Moringa, as a wholly-owned subsidiary of Holisto, will change its corporate name to Holisto Inc. and will amend and restate its amended and restated memorandum and articles of association so as to be appropriate for a privately owned company.

The number of Holisto Ordinary Shares to be received in exchange for each Moringa Class A ordinary share in the Merger will depend on whether the share was issued to the public pursuant to the registration statement relating to Moringa’s initial public offering (a “Public Share”) or whether the share was issued other than as part of Holisto’s initial public offering:

(i)     each Moringa Class A ordinary share issued to Moringa’s sponsor, Moringa Sponsor, L.P. (the “Sponsor”), and EBC, the representative of the underwriters for Moringa’s IPO, including Class A ordinary shares issued upon conversion of Moringa Class B ordinary shares, which represent all of Moringa Ordinary Shares that were not issued to the public in the IPO, will automatically be exchanged for one Holisto Ordinary Share, which will result in the issuance of a total of 3,355,000 Holisto Ordinary Shares; and

(ii)    each Public Share that is not redeemed for cash pursuant to Moringa’s articles shall automatically become and be exchanged for the right to receive a number of Holisto Ordinary Shares that is equal to 1.6 Holisto Ordinary Shares.

         If there are no additional redemptions, the holders of Moringa Public Shares will receive a total of 4,143,307 Holisto Ordinary Shares, and all such Holisto Ordinary Shares are being registered under the registration statement, of which this proxy statement/prospectus forms a part.

Capital Restructuring

Prior to the Closing, but subject to the completion of the Closing, Holisto will affect a capital restructuring of its outstanding equity securities so that the only class of outstanding equity of Holisto will be Holisto Ordinary Shares (along with certain outstanding options and warrants to purchase Holisto Ordinary Shares which will remain outstanding after the Capital Restructuring). To effect the Capital Restructuring, (i) warrants to purchase Holisto Preferred A Shares that have been duly exercised as of immediately prior to the Closing, will be exercised into Holisto Preferred A Shares in accordance with their terms, totaling 18,438 Holisto Preferred A Shares into which all Exercised Warrants shall be exercised; (ii) each Old SAFE Agreement (as defined below) will be converted automatically into Holisto Ordinary Shares in accordance with the terms of the Old SAFE Agreements, totaling 53,204 Holisto Ordinary Shares into which all Old SAFE Agreements shall be exercised; (iii) each Holisto Preferred Share totaling 298,161 shares) and Holisto Ordinary A Share (totaling 65,814 shares) (including Holisto Preferred A Shares issuable upon exercise of warrants that are exercised as part of the Capital Restructuring) will be converted into an aggregate number of 362,749 Holisto Ordinary Shares in accordance with their terms with the result that only Holisto Ordinary Shares will be outstanding, in the aggregate number of 537,156 (including all Holisto Ordinary Shares outstanding prior to giving effect to the actions described in sub-paragraphs (i), (ii) and (iii) above); (iv) Holisto will then effect a share split, to become effective immediately prior to the Closing, and subject to the effectiveness of the Merger, pursuant to which each Holisto Ordinary Share outstanding as of immediately prior to the effective time of the Merger (but after the exercises and conversions described above, and excluding and prior to the issuance of any shares pursuant to New SAFE Agreements (as defined below) will be converted into an aggregate number of 34,941,071 Holisto Ordinary Shares computed by (A) multiplying each such Holisto Ordinary Share by (B) the Conversion Ratio; and (v) with respect to outstanding options and warrants to purchase Holisto Ordinary Shares that are not exercised as part of the Capital Restructuring (and do not expire by their terms upon an IPO (as defined therein) or otherwise upon the Closing), the number of Holisto Ordinary Shares issuable upon exercise of those securities, as well as the exercise price of those securities, will be adjusted to reflect the share split and in accordance with the Conversion Ratio. The Conversion Ratio equals to 65.0483 and is obtained by (i) first, dividing Holisto valuation of $400 million plus the amount actually invested pursuant to the New SAFE Agreements by $10.00 per share, (ii) second, subtracting the number of shares issued pursuant to the New SAFE Agreements from the result of the immediately preceding sub-clause (i), and (iii) third, dividing the resulting remainder of the immediately preceding sub-clause (ii) by the Total Holisto Shares (as defined below). The Business Combination Agreement does not provide for any adjustments to the Holisto valuation.

Representations and Warranties

The Business Combination Agreement contains a number of representations and warranties made by each of Moringa and Holisto as of the date of the Business Combination Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect (as defined below), as well as information provided in the disclosure schedules to the Business Combination Agreement. As used in the Business Combination Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has individually or in the aggregate, a material adverse effect upon (a) the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (b) the ability of such person or entity or any of its subsidiaries to consummate the Transactions contemplated by the Business Combination Agreement or the ancillary agreements to which it is a party or bound, or to perform its related obligations, on a timely basis, in each case, subject to certain conditions and exceptions.

No Survival

The representations and warranties of the parties contained in the Business Combination Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach, subject to any party’s right to claim fraud by another party. The covenants and agreements of the parties contained in the Business Combination Agreement do not survive the Closing, except for (i) those covenants and agreements that by their terms apply or are to be performed after the Closing, which covenants and agreements will survive until fully performed, and (ii) the case of a claim of fraud by another party.

Covenants of the Parties

Each party has agreed in the Business Combination Agreement to use its commercially reasonable efforts to affect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), including those relating to: (i) providing each other access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business, subject to a caveat allowing Holisto to raise funds in the amount of up to $20 million, subject to certain terms related to such fundraising, as set forth in the Business Combination Agreement; (iii) Holisto providing financial statements to Moringa; (iv) Moringa timely filing and keeping current its public filings; (v) no insider trading; (vi) notifications of certain breaches, consent requirements or other matters; (vii) commercially reasonable efforts to consummate the Closing; (viii) further assurances; (ix) public announcements; (x) the filing of registration statements by Holisto; (xi) confidentiality; (xii) termination of prior investment agreements, shareholder agreements and the like; and (xiii) no use by Holisto or its subsidiaries of Moringa’s name, trading symbols, domain names, logos and the like. Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transaction, to notify the other party as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information. The Business Combination Agreement also contains certain customary post-Closing covenants regarding, among other matters, (a) maintenance of books and records; (b) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance; and (c) use of Trust Account proceeds.

In addition, Holisto has agreed to obtain, and, prior to its execution of the Business Combination Agreement, obtained its required shareholder approval for, among other things: (i) the adoption and approval of the Business Combination Agreement and the Transactions (including the Capital Restructuring and the issuance of Holisto Ordinary Shares and warrants to the Moringa shareholders and warrant holders pursuant to the Business Combination Agreement (including in connection with the Financing); (ii) the approval of the restated Holisto organizational documents, which had been approved by Holisto’s directors; (iii) the composition of Holisto’s Post-Closing Board (as defined below); (iv) the adoption and approval of certain incentive equity plan modifications, as well as a new equity incentive plan for Holisto in a form to be mutually agreed by Moringa and Holisto prior to the filing of the Registration Statement, which will provide for a new pool for awards; (v) the new employment agreements for post-Closing executives; (vi) the issuance of Holisto Ordinary Shares upon conversion of the New SAFE Agreements in accordance with their terms; and (vii) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance. Additionally, Holisto has agreed to use its commercially reasonable best efforts to obtain, and, prior to its execution of the Business Combination Agreement, obtained from the holders of Company Ordinary Shares, Company Ordinary A Shares and Company Preferred Shares proxies or written consents in favor of the aforementioned matters and to take all other actions necessary or advisable to secure the aforementioned required shareholder approval.

The parties made customary covenants regarding the filing by Holisto of a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), to register the issuance of (a) the Holisto Ordinary Shares and warrants to purchase Holisto Ordinary Shares to be issued to the holders of Moringa Ordinary Shares and warrants pursuant to the Business Combination Agreement, and (b) Holisto Ordinary Shares that are issuable upon exercise of those warrants. The Registration Statement also will contain Moringa’s proxy statement to seek the approval of its shareholders to: (i) the adoption and approval of the Business Combination Agreement, the ancillary documents related to the Transactions to which Moringa is a party, the Merger, the Plan of Merger, and the other related transactions; (ii) the approval of the change of name of the surviving company (to Holisto Inc.), (iii) the approval and adoption of the restated articles of association of Moringa (as a subsidiary of Holisto) upon the Merger, which restated articles include a change in the name of Moringa to Holisto Inc.; (iii) such other matters as Holisto and Moringa shall mutually determine to be necessary or appropriate in order to effect the Transactions; and (iv) the adjournment of the Moringa shareholders meeting, if necessary or desirable in the reasonable determination of Moringa.

Holisto agreed to file with the SEC, within 30 days of the Closing, an additional registration statement, on Form F-1 under the Securities Act (the “Form F-1 Registration Statement”), covering the (i) sale of Holisto Ordinary Shares which are held by certain existing shareholders of Holisto and the sale of Holisto Ordinary Shares that are issuable to certain shareholders of Moringa pursuant to the Transactions, who are parties to the Amended and Restated Shareholders Rights Agreement and the Amended and Restated Registration Rights Agreement, respectively, (ii) sale of Holisto Ordinary Shares issuable upon exercise of Continuing Warrants held by certain current shareholders of Holisto who have registration rights, and (iii) to the extent that SEC regulations and guidance do not allow them to be covered by the Registration Statement, sale of Holisto warrants and Holisto Ordinary Shares issuable upon exercise of Holisto warrants which are to be held by certain shareholders of Moringa who are parties to the Restated Registration Rights Agreement.

The Business Combination Agreement provides that the Post-Closing Holisto Board of Directors will consist of seven directors, consisting of four directors designated prior to the Closing by Holisto, at least two of whom will be considered independent under the requirements of The Nasdaq Capital Market (the “Nasdaq”), one director designated prior to the Closing by Moringa, and two independent directors (under Nasdaq requirements) to be designated by Holisto, subject to Moringa’s consent (not to be unreasonably withheld, delayed or conditioned). Following the closing, Holisto’s chief executive officer and chief financial officer will be the same individuals (in the same office) as that of Holisto immediately prior to the Closing.

In connection with the execution of the Business Combination Agreement, Holisto intends to enter into employment agreements with certain of its senior employees, which will include non-competition and non-solicitation undertakings by those employees, in each case effective as of the Closing, each of which will be in a form to be agreed upon by Holisto and Moringa. Pursuant to the employment agreements, Holisto intends to grant options to its three founders.

Conditions to Closing

The Business Combination Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived, where permissible): (i) approval of the shareholders of Moringa and Holisto; (ii) approvals of certain required governmental authorities; (iii) no law or order preventing the Transactions; (iv) the Registration Statement having been declared effective by the SEC and no stop order having been issued by the SEC; (v) Holisto will be approved for listing on Nasdaq and be in compliance with any set of Nasdaq Stock Market listing requirements immediately following the Closing including the Global Market “Market Value” initial listing standard based on existing outstanding Holisto Ordinary Shares held by non-affiliates of the Combined Company that have been held for at least one year as of the Closing date and may be sold under Rule 144 of the Securities Act, which will have an expected market value, upon consummation of the Business Combination, in excess of $20 million, and pursuant to which, an amount of at least $650,000 (not including any interest incurred) will remain in the Trust Account); and (vi) approval of Holisto’s Nasdaq listing application.

In addition, unless waived by Holisto, the obligations of Holisto and Merger Sub to consummate the Transactions are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Moringa of customary certificates and other Closing deliverables: (i) the representations and warranties of Moringa being true and correct as of the date of the Business Combination Agreement and as of the Closing (except to the extent any such representation and warranty expressly speaks as of another specified time, in which case as of such time) (subject to certain materiality qualifiers); (ii) Moringa having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior to the date of the Closing; and (iii) the execution of the Founder Lock-Up Agreement (as defined and described below) by the Sponsor.

Unless waived by Moringa, the obligations of Moringa to consummate the Transactions are subject to, among other matters, the satisfaction of the following additional Closing conditions, in addition to the delivery by Holisto and Merger Sub of customary certificates and other Closing deliverables: (i) the representations and warranties of Holisto and Merger Sub being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to certain materiality qualifiers); (ii) Holisto and Merger Sub having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with by them on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to Holisto and its subsidiaries on a consolidated basis since the date of the Business Combination Agreement which is continuing and uncured; (iv) each of the Lock-Up Agreements, the new employment agreements for certain post-Closing executives, the Amended and Restated Shareholders Rights Agreement, the Amended and Restated Registration Rights Agreement and the directors and officers indemnification agreements for each member of the Post-Closing Holisto Board of Directors, shall be in full force and effect in accordance with the terms thereof as of the closing and Holisto’s investor rights agreement shall have been terminated; (v) the New SAFE Agreements shall have been converted into Holisto Ordinary Shares in accordance with their terms; (vi) Holisto shall have consummated the Capital Restructuring; (vii) the Restated Holisto Articles shall have been duly adopted effective as of the Effective Time; (viii) the members of the Post-Closing Board shall have been elected or appointed as of the Closing in accordance with the composition required by the Business Combination Agreement, and (ix) the Holisto Shareholder Approval Matters shall be approved by Holisto’s shareholders, which approval was obtained by Holisto prior to the filing of this proxy statement/prospectus.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of Moringa and Holisto; (ii) by either Moringa or Holisto if any of the conditions to Closing have not been satisfied or waived by January 1, 2023 (or, if the registration statement of which this proxy statement/prospectus is a part shall have been declared effective by the SEC prior to such time, the date that is sixty (60) days following the effectiveness of such registration statement) which date may be extended by the written mutual agreement of Moringa and Holisto if the conditions to Closing have not been satisfied as of such time (unless the breach or violation of the terminating party was the direct or proximate cause of the failure of the Closing to occur on or before such time); (iii) by either Moringa or Holisto if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iv) by either Moringa or Holisto in the event of the other party’s breach, if such breach would result in the failure of certain closing conditions and such breach is incapable of being cured or is not cured within 20 days or the Deadline Date, whichever is earlier (and so long as the terminating party is not also in breach under the Business Combination Agreement so as to cause the failure of certain closing conditions to be satisfied); (v) by Moringa if there has been a Material Adverse Effect on Holisto and its subsidiaries on a consolidated basis following the date of the Business Combination Agreement that is uncured and continuing; (vi) by Moringa, if the Registration Statement has not been filed with the SEC within thirteen weeks from the date of the Business Combination Agreement; and (vii) by either Moringa or Holisto if Moringa holds an extraordinary general meeting to approve the Business Combination Agreement and the Transactions and such approval is not obtained.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to publicity, confidentiality, no use of Moringa name, fees and expenses, special fee, trust fund waiver, non-recourse, effect of termination and general provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Business Combination Agreement prior to termination (subject to the trust fund waiver and non-recourse provisions).

If the required Holisto shareholder approval of the Transactions has not been obtained within 45 days of the date of the Business Combination Agreement, or if the Registration Statement has not been filed by Holisto with the SEC within thirteen weeks from the date of the Business Combination Agreement (other than as a result of the failure of Moringa to provide information concerning Moringa required to be included in the Registration Statement reasonably satisfactory to counsel for Holisto), Holisto is required to pay a $3 million fee to Moringa (the “Special Fee”). The required Holisto shareholder approval was obtained prior to the execution of the Business Combination Agreement. Notwithstanding the foregoing, Moringa shall no longer be entitled to the Special Fee, and shall return any amount received on account of the Special Fee, if following the payment of the Special Fee, the parties consummate the Transactions prior to February 15, 2023. If Holisto does not have sufficient cash to pay the Special Fee when due, then the portion of the Special Fee that Holisto does not have sufficient cash to pay shall instead be payable as follows: (x) of any amount advanced to, or invested in, Holisto or its subsidiaries until February 15, 2023, 12% shall be used to pay the outstanding balance of the Special Fee, and (y) any amount of the Special Fee that remains outstanding on February 15, 2023, shall be immediately payable to Moringa in cash by irrevocable wire transfer in immediately available funds, to an account designated by Moringa (or, alternatively, at Holisto’s election, by issuance of a SAFE agreement to Moringa, substantially in the form of the New SAFE Agreements, with the substantive changes being that (1) such SAFE agreement shall be effective as of the issuance thereof, (2) certain provisions of the SAFE agreement shall be deleted, (3) the “Final Date” shall be February 15, 2023, and (4) the “Purchase Amount” shall be the outstanding balance of the Special Fee). Notwithstanding the foregoing, in the event of a Liquidity Event (as defined in the New SAFE Agreements previously executed), Moringa shall have the right, at its discretion, to convert the outstanding balance of the Special Fee into the consideration payable in respect of the New SAFE

Agreements (treating the outstanding balance of the Special Fee as the Purchase Amount thereunder). The Company shall immediately inform Moringa of any event triggering repayment or conversion rights hereunder, and in any event at least seven (7) days prior to the occurrence thereof.

Trust Account Waiver

Holisto and Merger Sub each agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in Moringa’s Trust Account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom) other than in connection with the Closing.

Governing Law

The Business Combination Agreement is governed by the laws of the State of New York and the parties are subject to exclusive jurisdiction of federal and state courts located in the State of New York (and any appellate courts thereof).

A copy of the Business Combination Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto.

The Business Combination Agreement contains representations, warranties and covenants that the parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement has been filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part in order to provide investors with information regarding its terms. This agreement is not intended to provide any other factual information about Moringa, Holisto, Merger Sub or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of a specific date, was solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or conditions of any party to the Business Combination Agreement or the Securities Purchase Agreement. The representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Moringa’s or Holisto’s public disclosures.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the Business Combination Agreement (the “Ancillary Agreements”), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Agreements, copies of each of which are filed as exhibits. Shareholders and other interested parties are urged to read such Ancillary Agreements in their entirety.

Shareholder Voting and Support Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, certain shareholders of Holisto (as listed in the agreement), Holisto, and Moringa entered into a shareholder voting and support agreement (the “Shareholder Voting and Support Agreement”). Pursuant to such agreement, each shareholder irrevocably and unconditionally agreed that, at any meeting of the shareholders of Holisto (whether annual or special and whether or not an adjourned or postponed meeting), including any class meetings, class votes or class consents, and in connection with any written consent of shareholders of Holisto, such shareholder shall, and shall cause any other holder of record of any of the such shareholder’s covered shares to: (a) if and when such meeting is held, appear at such meeting (in person or by proxy), and if a quorum is not present, to vote (in person or by proxy) in favor of adjournment of such meeting of the shareholders to a later date, as in accordance with Holisto’s Articles of Association as in effect at such time; (b) vote, in person or by proxy, or validly execute and deliver any written consent with respect to all of the shareholder’s Covered Shares (as defined therein) in favor of the resolutions in the form attached to the agreement and any other resolutions in favor of (i) the Merger and the adoption of the Business Combination Agreement, (ii) the Conversion, (iii) the Capital Restructuring and (iv) any other matters necessary or reasonably requested by Holisto for consummation of the Merger and the other transactions contemplated by the Business Combination Agreement; (c) vote, in person or by proxy, or validly execute and deliver any written consent with respect to all of the shareholder’s Covered Shares against (A) any transaction, action or agreement of any kind (other than the Merger pursuant to the Business Combination Agreement) concerning the sale or transfer of (x) all or any material part of the business or assets of Holisto or (y) any of the shares or other equity interests or profits of Holisto, that would reasonably be expected to (i) frustrate the purposes of, impede, interfere with, delay, postpone or adversely affect the Merger with Moringa (including the consummation thereof), (ii) result in a breach of any covenant, representation or warranty or other obligation or agreement of Holisto under the Business Combination Agreement, or cause any of the conditions to Closing set forth in the Business Combination Agreement not to be fulfilled or satisfied, or (iii) result in a breach of any covenant, representation or warranty or other obligation or agreement of the shareholder contained in this Agreement and (B) any merger agreement or merger (other than the Business Combination Agreement and the Merger), consolidation, combination, sale of all or substantially all assets, scheme of arrangement, reorganization, recapitalization, dissolution, liquidation or winding up of or by Holisto. Each shareholder of Holisto party to the Shareholder Voting and Support Agreement granted a proxy in furtherance of its voting undertakings pursuant to the agreement.

A copy of the Shareholder Voting and Support Agreement is attached as Annex I to this proxy statement/prospectus and is incorporated herein by reference, and the foregoing description of the Shareholder Voting and Support Agreement is qualified in its entirety by reference thereto.

Holisto Lock-Up Agreements

Simultaneously with the execution and delivery of the Business Combination Agreement, certain 1% holders and/or insider Holisto shareholders each entered into a Lock-Up Agreement with Holisto (collectively, the “Lock-Up Agreements”). Pursuant to each of the Lock-Up Agreements, each Holisto shareholder party thereto agreed not to, during the period commencing on the date of the agreement and ending on the date which is six months following the Effective Time (subject to early release with respect to 50% of the Held Securities, on the date on which the closing price of Holisto Ordinary Shares on the Nasdaq Capital Market equals or exceeds $12.00 per share for any 20 trading days within any 30 consecutive trading days after the closing of the transactions contemplated by the Business Combination Agreement): (i) lend, offer, pledge, sell, hypothecate, encumber, donate, assign, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, directly or indirectly any Holisto Ordinary Shares or any securities convertible into or exchangeable or exercisable for Holisto Ordinary Shares, whether now owned or hereafter acquired, (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the restricted securities, whether any such swap or transaction is to be settled by delivery of Holisto Ordinary Shares or other securities, in cash or otherwise, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction, described in clauses (i), or (ii) above, is to be settled by delivery of the restricted securities or other securities, in cash or otherwise.

A copy of the form of Lock-Up Agreement is filed as is attached as Annex D to this proxy statement/prospectus and is incorporated herein by reference, and the foregoing description of the Lock-Up Agreement is qualified in its entirety by reference thereto.

Founder Lock-Up Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, the Sponsor and Holisto entered into the Founder Lock-Up Agreement. Pursuant to the Founder Lock-Up Agreement, the Sponsor agreed not to, during the period commencing on the date of the agreement and ending on the date which is six (6) months following the Effective Time (subject to early release with respect to 50% of the Held Securities, on the date on which the closing price of Holisto Ordinary Shares on the Nasdaq Capital Market equals or exceeds $12.00 for any 20 trading days within any 30 consecutive trading days after the closing of the transactions contemplated by the Business Combination Agreement) without the prior written consent of Holisto, directly or indirectly: (i) lend, offer, pledge, sell, hypothecate, encumber, donate, assign, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, directly or indirectly any of its Holisto Ordinary Shares or any securities convertible into or exchangeable or exercisable for Holisto Ordinary Shares that are received in respect of its Founder Shares, (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the foregoing securities, whether any such swap or transaction is to be settled by delivery of Holisto Ordinary Shares or other securities, in cash or otherwise, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction, described in clauses (i), or (ii) above, is to be settled by delivery of the foregoing securities or other securities, in cash or otherwise. The Founder Lock-Up Agreement relates to the Holisto Ordinary Shares issuable to the Sponsor pursuant to the Business Combination Agreement in respect of the 2,875,000 Moringa Class B ordinary shares owned by the Sponsor.

A copy of the Founder Lock-Up Agreement is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference, and the foregoing description of the Founder Lock-Up Agreement is qualified in its entirety by reference thereto.

Letter Agreement

On February 16, 2021, Moringa, its officers and directors and the Sponsor, entered into the Letter Agreement pursuant to which the Sponsor and Moringa’s officers and directors agreed, among other things, to vote in favor of any proposed business combination, not to seek any redemption of any shares of Moringa Ordinary Shares owned by them, and to certain lock-up provisions, which provide that the Founder Shares and Moringa Private Units (including Moringa Class A Ordinary Shares and Moringa Private Warrants comprising the Moringa Private Units) and any Moringa Class A Ordinary Shares issued upon conversion or exercise thereof (as applicable) shall not be transferable or salable and shall be subject to the following (subject to certain exemptions):

The Founders Shares and Moringa Private Units:

(i) in the case of the Founders Shares:

(x) for 50% of those shares, until the earlier of (A) six months after the completion of the Business Combination, or (B) subsequent to the Business Combination, when the last sale price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share consolidations, share capitalizations, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period; and

(y) for the other 50% of those shares, for the six months after the completion of the Business Combination.

(All Founders Shares will also be released from lock-up, if sooner than the above, on the date on which Moringa consummates a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Business Combination that results in all of Moringa’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.)

(ii) in the case of the Moringa Private Shares and Moringa Private Warrants included in the Moringa Private Units, and the Moringa Class A Ordinary Shares underlying such warrants, until 30 days after the completion of the Business Combination.

Private Placement Share/Warrant Lock-Up Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, the Sponsor entered into the Private Placement Share/Warrant Lock-Up Agreement. Pursuant to the Private Placement Share/Warrant Lock-Up Agreement, the Sponsor agreed not to, during the period commencing on the date of the agreement and ending thirty (30) days following the Effective Time, without the prior written consent of Holisto, directly or indirectly, (i) lend, offer, pledge, sell, hypothecate, encumber, donate, assign, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, directly or indirectly any Holisto Ordinary Shares or any securities convertible into or exchangeable or exercisable for Holisto Ordinary Shares received in respect of its Moringa private shares and warrants, (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the restricted securities, whether any such swap or transaction is to be settled by delivery of Holisto Ordinary Shares or other securities, in cash or otherwise, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction, described in clauses (i), or (ii) above, is to be settled by delivery of the restricted securities or other securities, in cash or otherwise. The Private Placement Share/Warrant Lock-Up Agreement relates to the Holisto Ordinary Shares and Holisto warrants to be issued to the Sponsor pursuant to the Business Combination Agreement in respect of the 352,857 Moringa Class A ordinary shares and 176,429 Moringa warrants owned by the Sponsor.

A copy of the Private Placement Share/Warrant Lock-Up Agreement is attached as Annex E to the registration statement of which this proxy statement/prospectus and is incorporated herein by reference, and the foregoing description of the Private Placement Share/Warrant Lock-Up Agreement is qualified in its entirety by reference thereto.

Amended and Restated Registration Rights Agreement

Prior to the Closing, Holisto, EarlyBirdCapital, Inc., the Sponsor, and with respect to a certain aspect of the agreement, Moringa, are to enter into the Amended and Restated Registration Rights Agreement, which will amend that certain Registration Rights Agreement, dated as of February 19, 2021, by and among Moringa, EarlyBirdCapital, Inc. and the Sponsor. Pursuant to the Amended and Restated Registration Rights Agreement, which will become effective as of the Closing of the Transactions, Holisto will assume the obligations of Moringa under the prior Moringa registration rights agreement, and, among other things, Moringa will assign, and Holisto agreed to accept and assume, all of Moringa’s rights and obligations under the prior agreement from and after the Closing, pursuant to which Holisto will grant the holders certain registration rights with respect to certain securities of Holisto, as set forth in the Amended and Restated Registration Rights Agreement.

As part of the agreement, at any time and from time to time on or after the date the Merger is consummated, the Sponsor (or its affiliates) may make a written demand for registration of all or part of their Registrable Securities (as defined in the Amended and Restated Registration Rights Agreement), which written demand shall describe the amount and type of securities to be included in such registration and the intended method(s) of distribution thereof. Upon receipt by Holisto of any such written notification from a requesting holder(s) to Holisto, such requesting holder(s) shall be entitled to have their Registrable Securities included in a registration pursuant to a demand registration and Holisto shall (i) file a registration statement (i.e., a Form F-1 or any similar long-form registration statement that may be available at such time) in respect of all Registrable Securities requested by the Sponsor and Requesting Holder(s) pursuant to such demand registration, not more than forty five (45) days immediately after Holisto’s receipt of the demand registration request, and (ii) shall effect the registration thereof as soon as practicable thereafter.

Additionally, if, at any time on or after the date of the Merger, Holisto proposes to file a registration statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of shareholders of Holisto, then it shall give written notice of such proposed filing to all of the holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such registration statement, which notice shall, among other items, offer to all of the holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities. Holisto shall, in good faith, cause such Registrable Securities to be included in such piggyback registration and shall use its best efforts to cause the managing underwriter of a proposed underwritten offering to permit the Registrable Securities requested by the Holders to be included in a piggyback registration on the same terms and conditions as any similar securities of Holisto included in such registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof.

A copy of the Amended and Restated Registration Rights Agreement is attached as Annex G to this proxy statement/prospectus and is incorporated herein by reference, and the foregoing description of the Amended and Restated Registration Rights Agreement is qualified in its entirety by reference thereto.

Amended and Restated Shareholders Rights Agreement

Holisto and certain of its shareholders are parties to a shareholders rights agreement, to be amended prior to the Closing (the “Amended and Restated Shareholders Rights Agreement”), which granted such shareholders certain registration rights with respect to their Holisto Ordinary Shares, Holisto Ordinary A Shares and Holisto Preferred Shares and, which agreement includes standard covenants and indemnification provisions. The provision in the Business Combination Agreement that Holisto will register all of the Holisto Ordinary Shares held by persons who are parties to the Amended and Restated Shareholders Rights Agreement or the Amended and Restated Registration Rights Agreement satisfies Holisto’s obligation to register such shareholders’ Holisto Ordinary Shares, Holisto Ordinary A Shares and Holisto Preferred Shares which are registerable under such shareholders rights agreement. For additional information see “Certain Relationships and Related Persons Transactions — Transactions with Related Persons.”

A copy of the Amended and Restated Shareholders Rights Agreement is attached as Annex F to this proxy statement/prospectus and is incorporated herein by reference, and the foregoing description of the Amended and Amended and Restated Shareholders Rights Agreement is qualified in its entirety by reference thereto.

Termination of Convertible Debt Financing

Simultaneously with the execution of the Business Combination Agreement, Moringa and Holisto entered into the Securities Purchase Agreement with the SPA Investor pursuant to which the SPA Investor was to purchase from Holisto, for $30 million: (i) the Investor Note, in a principal amount of $30 million; and (ii) a Financing Warrant to purchase up to 1,363,636 Holisto Ordinary Shares at an initial exercise price of $11.50 per share. Additionally, on the closing date of the transaction, Holisto and the SPA Investor were to execute and deliver (a) a Registration Rights Agreement, pursuant to which Holisto was to agree to provide certain registration rights with respect to the securities identified by such agreement, and (b) two security agreements, pursuant to which Holisto and its subsidiaries were to grant the SPA Investor a first priority security interest in all of Holisto’s and its subsidiaries’ assets. On September 5, 2022, Holisto exercised its right to terminate the Securities Purchase Agreement, in accordance with the terms of the Securities Purchase Agreement. As a result of this termination, neither Holisto nor Moringa has any obligation to the SPA Investor under the Securities Purchase Agreement, Investor Note, Financing Warrant and other agreements related thereto, except for the payment by Holisto of the SPA Investor’s legal fees of up to $305,000, of which $50,000 has been paid.

Background of the Business Combination

Moringa is a blank check company formed on September 24, 2020, as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more business entities. While it may pursue a business combination target in any business or industry and across any geographical region, it has focused its search on technology-based businesses that are domiciled in Israel, that carry out all or a substantial portion of their activities in Israel, or that have some other significant Israeli connection. The proposed Business Combination was the result of an extensive search for potential transactions utilizing the network of Moringa’s management team and the Moringa board of directors.

On February 19, 2021, Moringa completed its initial public offering of 10,000,000 Moringa Units, with each Unit consisting of one Moringa Class A ordinary share and one-half of one Moringa Public Warrant. On March 3, 2021, Moringa consummated an additional closing for the IPO following the underwriters’ exercise in full of their over-allotment option to purchase an additional 1,500,000 Moringa Units. Each whole Moringa warrant entitles the holder thereof to purchase one Moringa Class A Ordinary Share at a price of $11.50. Moringa raised total gross proceeds of approximately $115,000,000 in the IPO (excluding additional proceeds raised from concurrent private placements of Moringa Private Units, described below), and a total of $115,000,000 was deposited into a trust account.

Prior to the consummation of the IPO, the Sponsor purchased 2,875,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.009 per share. Simultaneously with the two closings of the IPO, Moringa consummated the private sale of an aggregate of 350,000 and 30,000 Moringa Private Units, respectively, of which 352,857 were sold to the Sponsor and 27,143 were sold to EBC. Each Moringa Private Unit consisted of one Moringa Class A Ordinary Share and one-half of a Moringa Private Warrant. Each whole Moringa Private Warrant entitles the holder to purchase one Moringa Class A Ordinary Share at an exercise price of $11.50. Each Moringa Private Unit was sold at a price of $10.00, generating aggregate gross proceeds of $3,800,000 for Moringa.

Prior to the consummation of the IPO, neither Moringa, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target regarding an initial business combination with Moringa.

Promptly following its IPO, Moringa’s management team sought out potential target businesses, both in the technology sector and in Israeli investments in particular, based on internal research and through Moringa’s relationships with industry captains, entrepreneurs, venture capitalists, private equity fund managers, and networks of investment banking executives, attorneys and accountants Moringa evaluated, conducted preliminary due diligence based on publicly available information and other market research regarding, and engaged in various levels of discussions with, a number of different potential business combination targets. In connection with such evaluation, preliminary due diligence and discussions, between February 19, 2021, and July 30, 2021, the date on which Moringa entered into a letter of intent with Holisto, Moringa entered into discussions or negotiations with representatives of more than 20 potential business combination targets, and entered into non-disclosure agreements with each of those potential target companies. Moringa’s management team had frequent discussions regarding the various targets, both internally and with a wide range of management teams of the potential targets. In each case, Moringa ultimately determined to abandon each of its other potential acquisition opportunities either because (i) the potential target pursued an alternative transaction or strategy or (ii) Moringa concluded that the target business would not be a suitable acquisition for Moringa at that time.

On May 2, 2021, Moringa was approached by Holisto’s financial advisor, Fundem Capital Ltd., to determine if Moringa had an interest in pursuing a business combination with Holisto.

On May 3, 2021, Moringa was presented with a draft confidentiality agreement. On May 9, 2021, Moringa and Holisto entered into a confidentiality agreement and Mr. Ilan Levin, Moringa’s Chairman and CEO, met with Holisto management to review a company presentation. On June 1, 2021, Holisto’s representatives provided Moringa access to an online data room for purposes of conducting a preliminary business, legal and financial due diligence review of Holisto.

From June 1, 2021, to July 19, 2021, representatives of Holisto hosted a number of meetings with representatives of Moringa to discuss Holisto’s business and operations, including its products, the competitive environment in which Holisto operates, its capital structure, certain financial aspects of its business and growth opportunities. During this period Moringa also began conducting preliminary business, legal and financial due diligence with respect to Holisto and researched Holisto’s industry and outlook.

On July 19, 2021, representatives of Moringa provided representatives of Holisto with a form of non-binding letter of intent with respect to a potential business combination transaction. The non-binding letter of intent was provided as a framework for preliminary discussions regarding specific terms of a potential business combination transaction and contemplated that the parties would agree to binding exclusivity from the execution of the non-binding letter of intent. Such form of non-binding letter of intent included a preliminary indication of enterprise value for Holisto of $400 million.

Between July 19, 2021, and July 30, 2021, representatives of Moringa and representatives of Holisto held a number of discussions, and exchanged amended drafts of the letter of intent. The principal terms that were negotiated over this period of time included the pre-money valuation of Holisto, the terms of exclusivity, closing conditions, and governance and management of the combined entity post-closing.

On July 28, 2021, Moringa convened a meeting of the Moringa board to consider the potential business combination with Holisto and moving toward a non-binding letter of intent. During the meeting, Moringa’s management provided the board with an update on the status of negotiations with Holisto, including the principal terms of the proposed letter of intent, the proposed timing of the business combination and related information. Following deliberation, the Moringa board of directors approved Moringa entering into the letter of intent with Holisto based on the terms presented to the board.

On July 30, 2021, Moringa and Holisto agreed on, and executed, a non-binding letter of intent, which provided for, among other things, a binding exclusivity period of 30 days. Such executed non-binding letter of intent (i) indicated a pre-money valuation for Holisto of $600 million assuming no debt of Holisto as of the execution of a definitive transaction agreement for the proposed business combination and (ii) anticipated subscriptions by investors to purchase an aggregate of $75 million of Holisto Ordinary Shares at $10.00 per share from Holisto.

Following execution of the letter of intent, the management of Moringa continued to apprise the Moringa board regularly of material developments regarding negotiations with Holisto, including developments in the principal terms of the proposed business combination, and any material matters relating to Moringa’s business, legal and financial due diligence review of Holisto.

Following execution of the letter of intent, representatives of Moringa conducted further financial and operational due diligence review of Holisto, and Moringa’s legal, tax, financial and other advisors conducted additional due diligence review of Holisto, in each case, based on information made available in the data room and through due diligence calls with the management team of Holisto.

On August 31, 2021, Moringa and Holisto agreed to extend the expiration date of the exclusivity period under the letter of intent to September 30, 2021.

On September 30, 2021, Holisto entered into an engagement letter with Oppenheimer & Co. (“Oppenheimer”) to provide financial advice on the potential transaction and the industry generally, to assist with Holisto’s preparation of a financial model and to help negotiate the business combination transaction with Moringa, and on October 3, 2021, Moringa entered into an engagement letter with Oppenheimer to serve as placement agent for a proposed private investment in public equity (PIPE) that would provide financing for the combined Moringa-Holisto company upon consummation of a business combination.

From October 5, 2021, until the launch of an investor road show on December 3, 2021, Moringa, Holisto and their respective advisors held various calls and meetings to discuss and revise a presentation for potential PIPE investors.

Moringa’s management, together with Holisto’s management, consulted with Oppenheimer from time to time on certain financial aspects of Holisto and certain terms and other financial aspects of the potential business combination transaction and the proposed PIPE.

Beginning on December 3, 2021, Holisto, Moringa and Oppenheimer held conversations with prospective investors to determine the demand for the proposed PIPE. Representatives of Oppenheimer, Meitar Law Offices (“Meitar”), counsel to Moringa and Ellenoff Grossman & Schole LLP (“Ellenoff”), U.S. counsel to Holisto, Shibolet Law Firm (“Shibolet”), Israeli counsel to Holisto subsequently exchanged drafts of the form of subscription agreement to be used in the PIPE.

A draft subscription agreement was made available to prospective investors with respect to the PIPE through Holisto data room. From the date such agreements were made available to prospective investors until December 7, 2021, representatives of Oppenheimer and Holisto reviewed the terms of the subscription agreement with prospective investors, including with respect to the registration rights set forth therein. During this period, the prospective investors conveyed to Oppenheimer that they would be unwilling to participate in an equity investment in Holisto, due to a downturn in the capital markets generally, and for companies resulting from de-SPAC business combinations in particular.

As a result of the lack of interest in an equity financing, on or about December 8, 2021, Sherman and Sterling, counsel for Oppenheimer, delivered to Ellenoff, U.S. counsel to Holisto, Shibolet, Israeli counsel to Holisto, and Meitar, counsel to Moringa, a draft indenture with respect to a proposed 6.25% Convertible Senior Notes due 2027 with the anticipation that the PIPE financing would be convertible senior notes. On December 9, 2021, Ellenoff sent comments on the indenture.

The proposed convertible note financing was not followed up in view of the following proposal which Oppenheimer received and transmitted to Holisto and Moringa and their counsel.

On December 9, 2021, Oppenheimer sent to Holisto a term sheet for a proposed financing from an institutional investor for a $100 million secured convertible financing. During the following week, Holisto, Moringa, their counsel, Oppenheimer and its counsel engaged in several discussions relating to the proposal, and the proposal was rejected as too onerous on Holisto post closing.

On December 22, 2021, in light of market conditions, the reduction in market value for public companies generally, and travel-industry companies in particular, and overall adverse then-current market conditions and the general level of demand/interest received from potential investors during and after the investor roadshow, Moringa and Holisto agreed to reduce the pre-money valuation assigned to Holisto from $600 million (as had been contained in the executed letter of intent) to $400 million plus the amount actually invested pursuant to the New SAFE Agreements alongside the implementation of the “bonus share” mechanism to be made available to holders of Moringa Public Shares that do not exercise their right of redemption.

On December 23, 2021, Moringa and Holisto received an investment proposal from the SPA Investor for $30 million of financing for the prospective combined company upon closing of the Business Combination. The proposed financing would consist of the SPA Investor’s purchase of $30 million of senior secured convertible debentures from the Holisto. Between December 23, 2021, and January 19, 2022, Holisto and Moringa engaged in discussions with representatives of the SPA Investor with respect to the structure and terms of the agreement and the financing. Following negotiations with the SPA Investor with respect to the proposed terms of the investment, a term sheet for the $30 million financing was executed by the parties on January 19, 2022.

Following execution of the term sheet for the financing, counsel to the SPA Investor sent drafts of the definitive financing documents to Holisto and its counsel on February 9, 2022. The documentation consisted of a securities purchase agreement, convertible note (to be issued by Holisto to the SPA Investor), financing warrant, registration rights agreement, subsidiary guarantee and related security documentation. From February 9, 2022 until June 9, 2022, representatives of Moringa, Holisto and the SPA Investor engaged in discussion concerning the structure of the financing and the terms of the agreements, including the covenants and closing conditions, and the SPA Investor’s requirement that the funds invested by the SPA Investor be held in a special account with the disbursement of the funds being in the control of the SPA Investor, and counsel to the SPA Investor, counsel to Holisto and counsel to Moringa exchanged emails outlining comments and drafts of the agreements and participated in negotiation sessions concerning the financing documentation.

In parallel with efforts to secure financing for the combined company, Holisto and Moringa proceeded with negotiating definitive, binding documentation for the Business Combination. On November 9, 2021, Ellenoff, delivered to Meitar an initial draft of the Business Combination Agreement. In the subsequent weeks and months, Ellenoff, along with the Shibolet and Meitar exchanged revised drafts of the Business Combination Agreement and the related ancillary agreements and engaged in negotiations of such documents and agreements. Over the same period, representatives of Moringa and Holisto, together with, as applicable, their respective outside legal counsels and financial advisors, held numerous conference calls and came to agreement on various outstanding terms regarding the potential Business Combination, including, among others: (i) the exchange ratio for the Moringa Public Shareholders who elect not to have their Moringa Public Shares redeemed, as discussed below; (ii) the options to be outstanding post closing;(iii) closing conditions; (iv) the timing of Holisto’s shareholder meeting to approve the Transactions; (v) limitations on Holisto’s conduct of its business between the date of the Business Combination Agreement and the Closing; (vi) the overall suite of representations, warranties, and covenants to be provided by each party under the Business Combination Agreement; (vii) registration rights for certain shareholders of Moringa in the context of the restrictions under the Securities Purchase Agreement, and (viii) corporate governance matters. For further information related to the final resolution of the matters discussed, please see the sub-sections under “The Business Combination Agreement” titled “Representations and Warranties”, “Covenants of the Parties”, “Conditions to Closing” and “Related Agreements — Amended and Restated Registration Rights Agreement”.

Over the course of the negotiation of the terms of the Business Combination and in light of changing market conditions, on February 13, 2022, Moringa and Holisto agreed upon a “bonus share” pool mechanism that would increase the share consideration payable to non-redeeming holders of Moringa Public Shares pursuant to the Business Combination. As is reflected in the Business Combination Agreement executed by the parties, this bonus share pool mechanism, consisting of 1,725,000 Holisto Ordinary Shares, would result in consideration per Moringa Public Share exchanged in the Business Combination ranging from a maximum ratio of 1.6 Holisto Ordinary Shares for each Moringa Public Share if 75% or more of the Moringa Public Shares are redeemed, to a minimum ratio will be 1.15 Holisto Ordinary Shares for each Moringa Public Share, if there are no redemptions.

On June 2, 2022, the engagement letter between Moringa and Oppenheimer for service of Oppenheimer as placement agent for a proposed PIPE was terminated.

On June 9, 2022, a special meeting of the Moringa board was held. At the meeting, Meitar advised the board regarding directors’ fiduciary duties under Cayman Islands law, and the board was provided with a detailed overview of the Business Combination (including the potential benefits and the risks related thereto) and the key terms of the definitive documentation related thereto, as well as of the definitive documentation with respect to the convertible debenture financing with the SPA Investor, including the Securities Purchase Agreement (including the potential benefits and the risks related thereto), by representatives of Moringa’s management and Meitar. Moringa’s board also reviewed the financial plans related to Holisto’s expected performance for the years 2022 and 2023, as well as peer company analysis that supported the valuation attributed to Holisto in the Business Combination, giving effect to the issuance of additional shares under the “bonus share” mechanism, each of which had been provided by Holisto’s management to Moringa’s management and the Moringa board (please see the section titled “Certain Financial Analysis” below). Based on those analyses as well as the factors cited in “Proposal No. 1 — The Business Combination Agreement Proposal — The Moringa Board of Directors’ Reasons for the Business Combination,” the board then adopted, among other things, resolutions (i) determining that the form, terms and provisions of the Business Combination Agreement, including all exhibits and schedules attached thereto, including the Shareholder Voting and Support Agreement, are in the best interests of Moringa, (ii) adopting and approving the Business Combination Agreement and the Transactions (including the Business Combination), (iii) determining that the Business Combination Agreement and the Shareholder Voting and Support Agreement, and the Business Combination and the other matters proposed in this proxy statement/prospectus, be submitted for consideration by Moringa’s shareholders at the extraordinary general meeting, and (iv) recommending to Moringa’s shareholders that they approve and adopt each of the foregoing.

On June 9, 2022, the Holisto board of directors adopted resolutions by unanimous written consent approving the execution and delivery of the Business Combination Agreement, the Shareholder Voting and Support Agreement and the other ancillary agreements, and consummation of the Transactions (including the Business Combination).

On June 9, 2022, the parties entered into the Business Combination Agreement and certain ancillary agreements, including the Shareholder Voting and Support Agreement. On that same day, Moringa, Holisto and the SPA Investor entered into definitive documentation with respect to a convertible debenture financing, including the Securities Purchase Agreement with the SPA Investor pursuant to which the SPA Investor would purchase from Holisto, for $30 million, (i) the Investor Note with the SPA Investor, in a principal amount of $30 million, and (ii) the Financing Warrant to purchase 1,363,636 Holisto Ordinary Shares at an initial exercise price of $11.50 per share. The agreement gave Moringa and Holisto the right to terminate that agreement under certain conditions, including the failure to obtain Approved Financings, as defined in the Securities Purchase Agreement, in the amount of $47,000,000, without any payment or obligation other than payment of the SPA Investor’s legal fees of up to $305,000. On September 5, 2021, Moringa and Holisto exercised such right to terminate and to date $50,000 of the SPA Investor’s legal fees had been paid by Holisto.

On June 13, 2022, Holisto and Moringa issued a joint press release announcing the execution of the Business Combination Agreement and Moringa filed a Current Report on Form 8-K that attached the definitive documentation for the Business Combination and the convertible debenture financing, along with an investor presentation providing information on Holisto and a copy of the foregoing press release.

On August 17, 2022, Holisto, Merger Sub and Moringa entered into Amendment No. 1 to the Business Combination Agreement, according to which (i) any reference therein to ten (10) weeks from the date of the Business Combination Agreement shall be replaced with thirteen (13) weeks from the date of the Business Combination Agreement, and (ii) the reference to “November 15, 2022” shall be replaced by “January 1, 2023” in the definition of “Outside Date” in the Business Combination Agreement, and a Form 8-K announcing such amendment was fined with the SEC by Moringa.

On September 5, 2022, Holisto terminated the Securities Purchase Agreement pursuant to the appliable provisions of the Securities Purchase Agreement. As a result of the termination, neither Holisto nor Moringa has any obligations under the Securities Purchase Agreement, the Investor Note, the Financing Warrant and other agreements related to the Securities Purchase Agreement, other than the payment of legal fees as describe above. The termination was effected pursuant to the provision of the Securities Purchase Agreement that permitted either Holisto or the SPA Investor to terminate the agreement in the event that Holisto and/or Moringa had not entered into agreements to raise at least $47 million from an Approved Financing, as defined in the Securities Purchase Agreement.

On September 6, 2022, Moringa filed a Current Report on Form 8-K announcing the termination of the Securities Purchase Agreement.

In November 2022, Moringa and Holisto initiated discussions to update the valuation attributed to Holisto in the proposed Business Combination in order to reflect the most updated financial results of Holisto and current market conditions. Those negotiations concerning valuation are ongoing currently as of the time of the filing of Amendment No. 1 to the registration statement on Form F-4 of which this prospectus/proxy statement forms a part.

On January 1, 2023, Holisto, Merger Sub and Moringa entered into Amendment No. 2 to the Business Combination Agreement, according to which, among other things, (i) in the event that Holisto executes a financing transaction before the Closing of the Business Combination, any equity securities of Holisto issued or issuable pursuant to such financing transactions will not reduce Moringa’s security holders’ share of the combined company upon consummation of the Business Combination, (ii) the non-solicitation restrictions were removed with respect to both Holisto and Moringa, (iii) if Holisto seeks financing alternatives and solicits other potential transactions as alternatives to the Business Combination, it must provide Moringa at least 24 hours prior written notice before entering into any such financing or alternative transaction, and before making a related public filing, (iv) the Closing condition for Holisto to have net tangible assets of at least $5,000,001 upon the completion of the Business Combination was removed and replaced with a condition for Holisto to be approved for listing on Nasdaq and to be in compliance with any set of Nasdaq Stock Market listing requirements immediately following the Closing. Accordingly, the amendment to the Existing Moringa Articles, is proposed to be approved by the shareholders of Moringa as part of the approval of the Merger Proposal and not as a separate proposal being submitted to Moringa’s shareholders. Thus, the approval of the Merger includes the amendment of the Existing Moringa Articles to eliminate the requirement that Moringa have net tangible assets of at least $5,000,001 immediately prior to or upon completion of the Business Combination.

On February 9, 2023, Moringa held the Moringa Extension Meeting where Moringa’s shareholders approved an extension to Moringa’s deadline to complete a business combination from February 19, 2023 to August 19, 2023 (or until such earlier termination date as is determined by Moringa’s board of directors) subject to the Sponsor, or its designees, depositing in the Trust Account $80,000 on February 19, 2023 and the 19th day of each subsequent calendar month until August 19, 2023 or such earlier date that the Moringa board determines to liquidate Moringa or the date on which the Business Combination is completed. In connection with the Extension, Moringa’s Public Shareholders redeemed 8,910,433 shares for cash, leaving 2,589,567 Moringa Public Shares outstanding and approximately $26,454,000 in the Trust Account (including interest accrued over time on the investments in the trust and including the first $80,000 contributed by the Sponsor on February 19, 2023). The number of shares redeemed constituted 77.5% of the Moringa Public Shares that were outstanding immediately prior to the Extension Meeting. As a result of the redemption of 8,910,433 Moringa Public Shares, the Sponsor’s percentage interest in Moringa increased from 21.7% to 54.3%. Since the holders of the Moringa Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class they have the ability to approve the Business Combination Agreement Proposal, which requires a majority vote. The Merger Proposal requires the approval of 2/3 of the ordinary shares present and voting if a quorum is present. If the Sponsor is present, its holding constitute a quorum. Depending on the number of ordinary shares present and voting. the Sponsor may hold enough ordinary shares to constitute 2/3 of the shares present and voting at the special meeting, and, if all ordinary shares are present and voting at the meeting, it will require the approval of the holders of 735,188 ordinary shares, or approximately 27.1% of the ordinary shares which are not owned by the Sponsor. As a result, because of the Sponsor’s percentage ownership following the redemption, the Sponsor has the ability to approve the Business Combination Proposal without the vote of any other shareholders and may have sufficient share to approve the Merger Proposal with relatively modest approval of the proposal by other shareholders.

Financial Plan Information

As part of Moringa’s due diligence process, Holisto provided Moringa’s management with internally prepared annual financial plans for the Holisto business for the years 2022 and 2023. Those plans were shared with Moringa’s board of directors and were part of the mix of information relied upon by Moringa’s board of directors at its June 9, 2022, meeting described above at which the Business Combination Agreement and the Securities Purchase Agreement were approved.

Those financial plans contained information that was provided to the Moringa board and relied upon as of its June 9, 2022, special meeting at which it approved the Business Combination. Those financial plans are not included in this proxy statement/prospectus, as they do not reflect current information that is relevant to the Moringa’s Public Shareholder’s investment decision as to whether to vote for or against the Business Combination Proposal or exercise the redemption right. The Business Combination Proposal in its final form will reflect an updated valuation for Holisto that is being determined based on current expected financial results and current business plans for Holisto. Holisto intends to include current, updated guidance regarding its expected results of operations as soon as that information becomes available along with the financing assumptions upon which the guidance is based.

Certain Financial Analysis

Comparable Company Analysis

Prior to the signing of the Business Combination Agreement, Moringa’s management relied upon a comparable company analysis to assess the value that the public markets could ascribe to the post-combination company, and this analysis was shared with the Moringa board and was relied upon, among other factors, by the Moringa board at its June 9, 2022, special meeting in approving the Business Combination. The comparable company analysis was based on publicly-traded companies selected in four sectors, global OTAs, regional OTAs, travel metasearch and the high growth internet sector. The selected companies in each sector were chosen because they were determined by Holisto’s management to be relevant benchmarks (but, for the avoidance of doubt, none of the selected companies is necessarily a direct competitor of Holisto). The comparable companies within (1) the global OTAs sector were: Booking Holdings

Inc. (“Booking Holdings”), Expedia Group, Inc. (“Expedia Group”) and Trip.com Group Ltd. (“Trip.com”); (2) the regional OTAs sector were: MakeMyTrip Ltd. (“MakeMyTrip”), Webjet Limited (“Webjet”), eDreams ODIGEO S.A. (“eDreams ODIGEO”), Despegar.com, Corp. (“Despegar”) and Yatra Online, Inc. (“Yatra”); (3) the travel metasearch sector were: TripAdvisor, Inc. (“TripAdvisor”) and Trivago N.V. (“Trivago”); and (4) the high growth internet sector were: Airbnb, Inc. (“Airbnb”), Pinterest, Inc. (“Pinterest”), SoFi Technologies, Inc. (“SoFi Technologies”), Upwork, Inc. (“Upwork”), Fiverr International Ltd. (“Fiverr”) and Rover, Group, Inc. (“Rover”). While each of the foregoing companies may share certain characteristics that are similar to those of Holisto, Holisto’s and Moringa’s management and the Moringa board assessed that the above-identified companies within the global OTA and regional OTA sectors, in particular, represented the closest publicly traded comparable companies to the Company. The Moringa board acknowledged, however, that no single company was identical in nature to Holisto and nearly all of the comparable companies have market capitalization, enterprise value and revenues that are materially greater than those of Holisto, although as of July 7, 2022 only several of these comparable companies (primarily under the heading Select Regional OTAs) were emerging companies.

Using information provided by Holisto, Moringa’s management provided to the Moringa board for each of the selected companies, market capitalization data, enterprise value (defined as share price times fully-diluted share count, plus net debt, plus non-controlling interests) and enterprise value divided by revenue. The source of revenue did not impact the calculations of enterprise value for the companies. The market capitalization data, total enterprise value (in millions) and enterprise value divided by revenue as of June 7, 2022 for each selected company is shown in the table below:

Selected Public Company Market Capitalization and Total Enterprise Value (in millions)

Name	Ticker	Market Cap	EV	EV/Revenue
				2022 (est.)	2023 (est.)
		(in USD millions)
Select Global OTAs
Booking	BKNG	$94,520	$93,740	5.3	4.6
Expedia	EXPE	$20,600	$24,260	2.0	1.8
Trip.com	TCOM	$14,950	$15,060	5.0	3.3

Select Regional OTAs
MakeMyTrip	MMYT	$2,982	$2,710	7.8	3.9
Webject	WEBJF	$1,615	$1,521	N/A	6.4
eDreams	EDDRF	$899	$1,315	3.2	2.3
Despegar	DESP	$585	$371	0.7	0.6
Yatra	YTRA	$119	$105	2.4	1.4

Select Travel Metasearch
TripAdvisor	TRIP	$3,439	$3,492	2.5	2.0
Trivago	TRVG	$665	$365	0.6	0.5

Select High Growth Internet
Airbnb	ABNB	$78,220	$70,880	N/A	7.2
Pinterest	PINS	$13,250	$10,570	3.4	2.8
SoFi Technologies	SOFI	$6,283	$10,240	6.9	4.9
Upwork	UPWK	$2,458	$2,347	3.9	3.1
Fiverr	FVRR	$1,520	$1,626	4.6	3.7
Rover	ROVR	$873	$621	3.5	2.4

Source: YCharts/yahoo!finance

Based on this review, the Moringa board noted that Holisto’s pre-transaction equity valuation of $400 million, after giving effect to the “bonus share” mechanism to be implemented for Moringa’s non-redeeming public shareholders, compared fairly to the above comparable company valuations. In order to derive the total pre-transaction equity valuation for Holisto, Moringa assumed 34,941,071 pro-forma outstanding Holisto Ordinary Shares held by existing Holisto Shareholders and 41,650,765 pro-forma Holisto Ordinary Shares on a fully diluted basis taking into account warrants and options held by Holisto existing holders, arriving at a pre-transaction equity value of approximately $304 million and $362 million respectively, for Holisto, when multiplying the number of share by $8.70 per share, reflecting an exchange ratio of 1.15, and approximately $219 million and $260 million when multiplying the number of shares by $6.25 per share, reflecting an exchange ratio of 1.6.

The PIPE investors that were solicited did not receive the information included in the section titled “Certain Financial Analysis” above, since discussions never progressed sufficiently far with them.

The Moringa Board of Directors’ Reasons for the Business Combination

At a meeting of the Moringa board of directors held on June 9, 2022, the board unanimously determined that the form, terms and provisions of the Business Combination Agreement, including all exhibits and schedules attached thereto, are in the best interests of Moringa, and adopted and approved the Business Combination Agreement and the Transactions, and determined to recommend to Moringa’s shareholders that they approve and adopt the Business Combination Agreement and all exhibits and schedules attached thereto, and approve the Business Combination Agreement Proposal, the Merger Proposal and the other matters proposed in this proxy statement/prospectus and determined that the foregoing be submitted for consideration by Moringa’s shareholders at the meeting. When you consider the Moringa board of directors’ recommendation, you should be aware that Moringa directors may have interests in the Transactions that may be different from, or in addition to, the interests of Moringa’s shareholders generally. These interests are described in the section entitled “Interests of Moringa’s Directors and Executive Officers in the Transactions” below.

In evaluating the Business Combination, the Moringa board of directors consulted with Moringa’s management and legal and market research advisors and discussed with Moringa’s management various industry and other financial information. In addition, Moringa’s management, with the assistance of Moringa’s legal, and market research advisors, conducted an extensive financial, operational, market research and legal due diligence review of Holisto, including the following:

•        participated in multiple meetings with Holisto’s management;

•        reviewed industry-related financial information;

•        reviewed Holisto’s business model and historical audited and unaudited financial statements, among other financial information;

•        reviewed Holisto’s readiness to operate as a publicly-traded company, including Holisto’s information technology systems; and

•        reviewed other financial aspects of Holisto and the Business Combination.

Moringa’s management, including its directors and officers, has many years of experience in both operational management and investment and financial management and analysis. In the opinion of the Moringa board of directors, Moringa’s management, including its directors and officers, was suitably qualified to conduct the due diligence review and other investigations required in connection with the search for a business combination partner and to evaluate the operating and financial merits of companies like Holisto. The Moringa board of directors believed, based on the operational, investment and financial experience and background of its directors, it is qualified to conclude that the Merger was fair, from a financial point of view, to Moringa’s public shareholders and to make other necessary assessments and determinations regarding the Merger.

In reaching its unanimous resolution as described above, the Moringa board of directors considered a variety of factors, including, but not limited to, the following:

•        Large market.    The size of the online travel agency market provides Holisto the opportunity to grow its business, in particular in the domestic travel segment in the U.S., upon which Holisto focuses, which represents a $28 billion market according to IBIS World1;

____________

1        https://www.ibisworld.com/industry-statistics/market-size/online-hotel-booking-united-states/

•        Competitive Strength.    Holisto’s proprietary technologies, which allow Holisto to produce and offer more competitive, personalized and diverse offerings than the offerings of its competitors, which provides a competitive advantage that provides a likelihood for future growth and profitability;

•        Risk-Averse Strategy.    Holisto’s focus on favorable unit economics, while maintaining a competitive offering for its travel customers, presents a promising business model. Holisto’s pursuit of positive net contribution per transaction on average, on a travel customer’s first booking alone and not based on an assumed Life Time Value of a travel customer, and without assuming retention of a travel customer, reduces potential risk of losses from operations and may serve as a growth engine in the event that Holisto retains travel customers;

•        Experienced Leadership Team.    Holisto is led by an experienced management team that has been working together for many years;

•        Platform for Future Development and Expansion.    Holisto’s potential public company status following the consummation of the Business Combination which enables ready access to the public capital markets, is expected to provide Holisto with the requisite financing opportunities to fund the further development and expansion of its software solutions for online hotel bookings;

•        Attractive Valuation.    The Board’s belief that Holisto’s implied valuation following the Transactions relative to certain selected publicly-traded companies in the online travel agency sector is favorable for Moringa, as described above under “Certain Financial Analysis — Comparable Company Analysis”;

•        Due Diligence.    Moringa’s due diligence review of Holisto and discussions with Holisto’s management, as well as financial and legal advisors;

•        Other Alternatives.    The Moringa board of directors’ belief, after a review of other business combination opportunities that had been considered by Moringa since its IPO, that the Business Combination represents the best potential business combination reasonably available to Moringa and an attractive opportunity for Moringa’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential combination targets, and the Moringa board of directors’ belief that such process has not presented a better alternative;

•        Negotiated Transaction.    The financial and other terms of the Business Combination Agreement, including the ability of the Moringa board of directors to change its recommendation under certain circumstances, the fact that such terms and conditions were the product of arm’s-length negotiations between Moringa and Holisto and the commitment and good faith exhibited by Holisto throughout the negotiations towards consummation of the Transactions; and

•        Shareholder Approval.    Moringa’s board of directors considered the fact that in connection with the Merger, shareholders have the option to (i) remain shareholders of Holisto, (ii) sell their shares on the open market or (iii) subject to the Sponsor’s agreement not to exercise redemption rights, redeem their shares for the per share amount held in the Trust Account.

The Moringa board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Merger, including, but not limited to, the following:

•        Competition.    Competition in Holisto’s industry is intense, which may cause reductions in the price Holisto can charge for its products and services, thereby potentially lowering Holisto’s profits;

•        Need for Significant Capital in Future.    Because Holisto’s product is limited to one aspect of the travel business, which is hotel reservations, it will need to incur significant expenses if/when it seeks to expand its platform to meet other needs of travelers, with no assurance as to its success;

•        Loss of Key Personnel.    Key personnel in the technology industry are vital and competition for such personnel is intense. The loss of any key personnel could be detrimental to Holisto’s operations;

•        Benefits Not Achieved.    The risk that the potential benefits of the Merger may not be fully achieved or may not be achieved within the expected timeframe;

•        Moringa Shareholders Receiving Minority Position.    The fact that existing Moringa shareholders will hold a minority position in Holisto following consummation of the Merger;

•        Closing Uncertainty.    The risk that the Merger might not be consummated in a timely manner or that consummation of the Merger might not occur despite Moringa’s efforts, including by reason of a failure to obtain requisite shareholder approval;

•        Risks Concerning the Financing, including the termination of the Securities Purchase Agreement without a replacement financing.    The fact that the Securities Purchase Agreement, which was the only financing agreement that was in place for the Combined Company, (i) included provisions that raised questions as to when or whether the Combined Company would have access to the $30,000,000 investment by the SPA Investor, which will be placed in an account monitored by the SPA Investor and (ii) could have been terminated by either Holisto or the SPA Investor if certain conditions are not met, including the failure to obtain certain financing commitments with no assurance that such financing would be available;.

•        Risks Concerning EBC Fee.    The risk that if there is a Maximum Redemption Scenario or a near Maximum Redemption Scenario a significant percentage of the funds in the Trust Account ($4,025,000) would be expected to be paid to EBC, which would be especially important given the absence of additional financing sources for the combined company.

•        Other Risks.    Various other risks associated with Holisto’s business, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

While the Moringa board of directors considered potentially positive and potentially negative factors, it concluded that, overall, the potentially positive factors outweighed the potentially negative factors. The foregoing discussion is not intended to be an exhaustive list of the information and factors considered by the Moringa board of directors in its consideration of the Transactions, but includes the material positive factors and material negative factors considered by the board of directors in that regard. In view of the number and variety of factors and the amount of information considered, the Moringa board of directors did not find it practicable to, nor did it attempt to, make specific assessments of, quantify, or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, individual members of the Moringa board of directors may have given different weights to different factors. Based on the totality of the information presented, the Moringa board of directors collectively reached the unanimous decision to reach the determinations described above in light of the foregoing factors and other factors that the members of the board of directors felt were appropriate. Portions of this explanation of the Moringa board of directors’ reasons for the Transactions and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the section entitled “Forward-Looking Statements” and “Industry and Market Data.”

Interests of Moringa’s Directors and Executive Officers in the Transactions

When considering the recommendation of the board of directors of Moringa that Moringa shareholders vote in favor of the approval of the Business Combination Agreement Proposal and Merger Proposal, Moringa shareholders should be aware that Moringa’s directors and executive officers, and entities affiliated with them, have interests in the Transactions that may be different from, or in addition to, the interests of Moringa Public Shareholders. These interests include:

•        Under the terms of the Business Combination Agreement, one of the post-Closing Board of Holisto shall be designated prior to the Closing by Moringa, which will be Ilan Levin, Moringa’s Chairman and Chief Executive Officer;

•        the anticipated appointment of Ilan Levin, Moringa’s Chairman and Chief Executive Officer, as a member of the board of directors of Holisto;

•        the continued indemnification of former and current directors and officers of Moringa and the continuation of directors’ and officers’ liability insurance after the Merger;

•        the Sponsor and directors and officers of Moringa have waived their right to redeem any of their Moringa Class A Ordinary Shares in connection with a shareholder vote to approve the Merger;

•        the Sponsor of Moringa beneficially owns or has an economic interest in Moringa Founder Shares, Moringa Private Shares and Moringa Private Warrants that it purchased in a private placement prior to, or simultaneously with, the IPO for which it has no redemption rights in the event an initial business combination is not effected in the required time period;

•        the Sponsor owns or has an economic interest in Moringa Ordinary Shares and in Moringa Warrants that it purchased in private placements prior to, or simultaneously with, the IPO for which it has no redemption rights in the event an initial business combination is not effected in the required time period;

•        the Sponsor of Moringa paid an aggregate of $25,000 for 2,875,000 Moringa Class B Ordinary Shares (i.e., the Founder Shares), which immediately prior to the Effective Time will convert into 2,875,000 Moringa Class A Ordinary Shares, subject to adjustment, and such securities will have a significantly higher value at the time of the Merger, estimated at approximately $          based on the reported closing price of $          per Moringa Class A ordinary share on Nasdaq on         , 2023;

•        the Sponsor of Moringa paid $3,528,570 for the 352,857 Moringa Private Units that it purchased, and each such Unit will separate into one Moringa Class A Ordinary Share and one-half Moringa Warrant that will convert into one Holisto Ordinary Share and one-half Holisto Warrant, respectively, at the closing of the Merger, and each such whole warrant will be exercisable commencing 30 days following the closing of the Merger for one Holisto Ordinary Share at $11.50 per share;

•        the Sponsor paid a total of $3,553,570 for the 3,227,857 Moringa Ordinary Shares and 176,429 Moringa Private Warrants. If all of the purchase price is allocated to the ordinary shares, and no value is allocated to the Warrants, the Sponsor will have paid approximately $1.10 for each Moringa ordinary share. As a result, if the market price of the Holisto Ordinary Shares following completion of the Business Combination drops to $1.11 per Holisto Ordinary Share, the Sponsor will have a profit from the sale of its Holisto Ordinary Shares at that price, even though the Sponsor’s warrants are worthless, while the Moringa Public Shareholders who do not redeem their Moringa Public Shares will recognize a significant decline in the value of their Moringa Ordinary Shares;

•        the Sponsor has loaned to Moringa $1,190,000 in working capital loans, which are evidenced by promissory notes that Moringa has issued to the Sponsor, and which are repayable upon the earlier of August 19, 2023 (the 24-month, liquidation deadline for Moringa) or the consummation of the Business Combination. The Sponsor has the right to convert the working capital loans into warrants at $1.00 per warrant;

•        the Sponsor has committed to contributing, in the form of a loan, up to $480,000 to the Trust Account, in connection with the Extension, payable in monthly installments of $80,000, and contributed on February 19, 2023, and will contribute on the 19th day of each subsequent calendar month until August 19, 2023 or such earlier date that the Moringa board determines to liquidate Moringa or the date on which the Business Combination is completed, such an $80,000 amount. If the Business Combination is not completed, those funds may not be repaid from the Trust Account, and will therefore likely not be repaid in full if at all.;

•        the Sponsor paid a total of $3,553,570 for the 3,227,857 Moringa Ordinary Shares and 176,429 Moringa Private Warrants. If all of the purchase price is allocated to the ordinary shares, and no value is allocated to the Warrants, the Sponsor will have paid approximately $1.10 for each Moringa ordinary share. As a result, if the market price of the Holisto Ordinary Shares following completion of the Business Combination drops to $1.11 per Holisto Ordinary Share, the Sponsor will have a profit from the sale of its Holisto Ordinary Shares, even though the Sponsor’s warrants are worthless, while the Moringa Public Shareholders who do not redeem their Moringa Public Shares will recognize a significant decline in the value of their Moringa Ordinary Shares;

•        that if Moringa does not complete a business combination and is liquidated and the Sponsor has no right of redemption with respect to the Moringa Ordinary Shares owned by the Sponsor, the Sponsor will lose its entire investment of $3,553,570, plus any additional loans made to Moringa, and will have no way to recover its investment;

•        that pursuant to the Moringa Existing Articles, Moringa has until August 19, 2023 to complete a business combination, failing which it will be required liquidate if it cannot complete a business combination by that date and if Moringa cannot complete the Business Combination with Holisto, it may not be able to extend the date by which it must complete its initial business combination in which event it will be necessary for Moringa to liquidate, which will result in the loss by the Sponsor of its entire investment in and loans to Moringa;

•        if Moringa does not complete a business combination and is liquidated and the Sponsor has no right of redemption with respect to the Moringa Ordinary Shares owned by the Sponsor, the Sponsor will lose its entire investment of $3,553,570, plus any additional loans made to Moringa, and will have no way to recover its investment;

•        pursuant to the Moringa Existing Articles, Moringa has until August 19, 2023 to complete a business combination, failing which it will be required liquidate if it cannot complete a business combination by that date and if Moringa cannot complete the Business Combination with Holisto, it may not be able to extend the date by which it must complete its initial business combination in which event it will be necessary for Moringa to liquidate, which will result in the loss by the Sponsor of its entire investment in and loans to Moringa;

•        a proposed rule by the SEC seeks to classify as investment companies SPACs that have not entered into a business combination agreement within 18 months of the date of its IPO and completed the business combination within 24 months of the date of its IPO may make it difficult to obtain an extension if the Business Combination is not completed and Moringa has not entered into a business combination with another company;

•        all of Moringa’s officers and directors have an interest either in the Sponsor or in the Moringa Ordinary Shares owned by the Sponsor, and, as a result of the redemption of 77.5% of the Moringa Public Shares in connection with the Extension, the Sponsor’s percentage interest in Moringa increased from 21.7% to 54.3%; and

•        if the Trust Account is liquidated, including in the event Moringa is unable to complete an initial business combination within the required time period, the Sponsor has agreed that it will be liable to Moringa if and to the extent any claims by a third party (other than Moringa’s independent auditor) for services rendered or products sold to it, or a prospective target business with which it has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Moringa Public Share and (ii) the actual amount per Moringa Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Moringa Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act.

These financial interests of the officers and directors, and entities affiliated with them, may have influenced their decision to approve the Merger and other Transactions. You should consider these interests when evaluating the Merger and the recommendation of the Moringa Board to vote in favor of the Business Combination Agreement Proposal, Merger Proposal and other proposals to be presented to Moringa shareholders.

Potential Purchases by Related Parties

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding Moringa or its securities, the Sponsor, Holisto and/or their directors, officers, advisors or respective affiliates may purchase Moringa Public Shares from institutional and other investors who vote, or indicate an intention to vote, against either the Business Combination Agreement Proposal or the Merger Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Moringa Public Shares or vote their Moringa Public Shares in favor of the Business Combination Agreement Proposal and the Merger Proposal. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor or Holisto and/or their directors, officers, advisors or respective affiliates purchase shares in a privately negotiated transaction from a Moringa Public Shareholder who has already elected to exercise its redemption rights, such selling shareholder would be required to revoke its prior election to redeem their shares. The purpose of such share purchases and other transactions would be to (i) increase the likelihood of satisfaction of the requirement that the Business Combination Agreement Proposal be approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued and outstanding Moringa Ordinary Shares present in person or represented by proxy at the Meeting and entitled to vote on such proposal, (ii) increase the likelihood of satisfaction of the requirement that the Merger Proposal be approved by the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued and outstanding Moringa Ordinary Shares present in person or represented by proxy at the Meeting and entitled to vote on such proposal, (iii) increase the likelihood of satisfaction of the Public Market Value Requirement and, consequently, the approval of Holisto’s Nasdaq listing application and (iv) otherwise limit the number of Moringa Public Shares electing to redeem.

Entering into any such arrangements may have a depressive effect on the Moringa Class A Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.

If such transactions are affected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, no agreements dealing with the above have been entered into by Moringa’s officers, directors, Sponsor or any of their respective affiliates. Moringa will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Satisfaction of the 80% Test

It is a requirement under the Existing Moringa Articles that any business acquired by Moringa have a fair market value equal to at least 80% of the assets held in the Trust Account (net of amounts previously disbursed to the Company’s management for taxes) at the time of the execution of a definitive agreement for an initial business combination. The balance of the funds in the Trust Account (excluding marketing fees and taxes payable) at the time of the execution of the Plan of Merger with Holisto was approximately $111 million and 80% thereof represents approximately $88.9 million. In determining whether the 80% requirement was met, rather than relying on any one factor, the Moringa’s board of directors concluded that it was appropriate to base such valuation on a number of qualitative factors, such as management strength and depth, competitive positioning, customer relationships and technical skills, as well as quantitative factors, such as the anticipated implied equity value of the combined company being approximately $400 million, with no material debt expected to be outstanding, Moringa’s assessment that Holisto’s valuation was attractive compared to its competitive peers, the historical performance of Holisto and the potential for future growth in revenues and profits of Holisto. Based on the qualitative and quantitative information used to approve the Business Combination described herein, the Moringa board of directors determined that the foregoing 80% fair market value requirement was met. The Moringa board of directors believes that the financial skills and background of its members qualify it to conclude that the acquisition met the 80% requirement.

Anticipated Accounting Treatment of the Business Combination

The Transactions are comprised of two transactions pursuant to the Business Combination Agreement, as described elsewhere in this proxy statement/prospectus. For accounting purposes, the Transactions are effectuated in two main steps:

1.      The exchange of shares held by Holisto shareholders, which is accounted for as a recapitalization in accordance with US GAAP.

2.      The merger of Moringa with Merger Sub, which is not within the scope of ASC 805 (“Business Combinations”) since Moringa does not meet the definition of a business in accordance with ASC 805. Any difference between the fair value of Holisto Ordinary Shares issued and the fair value of Moringa’s identifiable net assets should to be recorded as additional paid-in capital. For purposes of the unaudited pro forma condensed combined financial information, it is assumed that the fair value of each individual Holisto ordinary share issued to Moringa shareholders is equal to the fair value of each Holisto ordinary share resulting from the Company Valuation of Holisto in the Business Combination Agreement, which is $400,000,000, plus the amount actually invested in Holisto pursuant to the New SAFE Agreements.

It has been determined that the legal acquirer of Moringa pursuant to the terms of the Business Combination Agreement will be Holisto. In addition, Holisto will be the accounting acquirer based on evaluation of the facts and circumstances detailed under the caption “Unaudited Pro Forma Condensed Combined Financial Information — Introduction — Accounting for the Transactions” below.

Regulatory Matters

The Business Combination is not subject to any federal or state regulatory requirement or approval, except for the filing with the SEC of the registration statement of which this proxy statement/prospectus is a part. Upon Closing, Moringa shall execute the Plan of Merger and shall file the Plan of Merger and such other documents as required by the Companies Law with the Registrar of Companies of the Cayman Islands as provided in the applicable provisions of the Companies Law. The Business Combination shall become effective at Closing when the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands.

Stock Exchange Listing of Holisto Ordinary Shares and Public Warrants

Holisto will use commercially reasonable efforts to cause, prior to the Effective Time, the Holisto Ordinary Shares and Warrants (including Holisto Ordinary Shares and Warrants issuable pursuant to the Business Combination Agreement) to be approved for listing on Nasdaq under the symbols “HLST” and “HLSTW” respectively, subject to official notice of issuance. Approval of the listing on Nasdaq of the Holisto Ordinary Shares (subject to official notice of issuance) is a condition to each party’s obligation to complete the Merger. The corporate headquarters and principal executive offices of Holisto will be located at Sderot Nim 2, Rishon Le’Zion, Israel.

Holisto has applied to Nasdaq for the listing of its ordinary shares and public warrants on the Nasdaq Global Market. In order to list these shares and warrants, Holisto must meet the initial listing requirements of the Nasdaq Global Market which include the $20 Million Public Market Value Requirement and the 400 Unrestricted Round Lot Holder Requirement. Holisto and Moringa believe that the $20 Million Public Market Value Requirement can be met as a result of existing holders of Holisto Ordinary Shares that are not affiliates of Holisto, and will not be affiliates of the Combined Company, that have held their securities for more than one year and will be eligible to sell their Holisto Ordinary Shares without restriction pursuant to Rule 144 of the Securities Act as of the consummation of the Business Combination. The value of these securities will be substantially greater than Nasdaq’s $20 million requirement.

With regard to the 400 Unrestricted Round Lot Holder Requirement (each of which holds at least 100 shares, of which 200 holders need to hold unrestricted securities with a minimum value of $2,500) — Holisto and Moringa expect that there will be approximately 50 existing Holisto shareholders who will be non-affiliates of the Combined Company who will each hold more than 250 shares with expected value of $2,500 (based on an assumed price of $10.00 per share). Moringa will therefore need to ensure that it will have at least approximately 350 holders of its Class A ordinary shares that remain shareholders of the Combined Company upon consummation of the Business Combination, in order to meet the 400 unrestricted round lot holder requirement. Approximately 150 of the 350 existing Moringa shareholders who are needed to remain as shareholders of the Combined Company will need to hold 250 or more Class A ordinary shares — i.e., 37,500 shares total, while the remaining 200 existing Moringa shareholders will each need to hold at least 100 shares (in order to qualify as round lot holders) — i.e. 20,000 shares in total. Moringa’s current share distribution does not fulfill these requirements. Holisto and Moringa expect that there will be approximately 50 existing Holisto shareholders who will be non-affiliates of the Combined Company who will each hold more than 250 shares with expected value of $2,500 (based on an assumed price of $10.00 per share). Moringa will therefore need to ensure that it will have at least approximately 350 holders of its Class A ordinary shares that remain shareholders of the Combined Company upon consummation of the Business Combination in order to meet the 400 unrestricted round lot holder requirement. Approximately 150 of the 350 existing Moringa shareholders who are needed to remain as shareholders of the Combined Company will need to hold 250 or more Class A ordinary shares — i.e., 37,500 shares total, while the remaining 200 existing Moringa shareholders will each need to hold an additional at least 100 shares (in order to qualify as round lot holders) — i.e. 20,000 shares in total. Moringa’s current share distribution does not fulfill these requirements. The parties expect that, notwithstanding the risks set forth in “Risk Factors,” investor interest will increase as the date of the Meeting approaches and Moringa and Holisto management teams meet with investors to present the details of the Business Combination and Holisto’s business. In addition, the parties expect to engage one or more investment banks to assist in marketing and investor outreach. While we cannot assure you these efforts will be successful, the parties expect that the Combined Company will satisfy Nasdaq’s unrestricted round lot holder requirement upon consummation of the Business Combination.

Delisting and Deregistration of Moringa Securities

If the Merger is completed, the Moringa Class A Ordinary Shares, Moringa Units and Warrants will be delisted from Nasdaq and will be deregistered under the Exchange Act.

Holisto Status as a Foreign Private Issuer under the Exchange Act

Holisto expects, immediately following the completion of the Merger, to qualify as a “foreign private issuer” under SEC rules. Consequently, for so long as Holisto continues to meet such qualification, Holisto will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Holisto will be required to file its annual report on Form 20-F for the year ending December 31, 2022 with the SEC by April 30, 2023. In addition, Holisto will furnish reports on Form 6-K to the SEC certain information that is distributed or required to be distributed by Holisto to its shareholders.

Based on such foreign private issuer status, under existing rules and regulations, Holisto will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act. Holisto will also not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, Holisto officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Holisto Ordinary Shares.

Despite its initial exemption due to its foreign private issuer status, following the consummation of the Merger, Holisto nevertheless currently expects to issue interim quarterly financial information publicly and to furnish it to the SEC on Form 6-K.

As a foreign private issuer, Holisto is generally subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like Holisto to follow the corporate governance practices of its home country, which is Israel, in lieu of Nasdaq corporate governance requirements relating to independent directors and the formation and composition of committees, with respect to the disclosure of third party director and nominee compensation and the requirement to distribute annual and interim reports. Holisto currently does not intend to take advantage of the exemptions from the Nasdaq requirements (other than the quorum requirement for shareholder meetings, adoption and approval of material changes to equity incentive plans in accordance with the Companies Law which does not impose a requirement of shareholder approval for such actions, following Israeli corporate governance practice instead of the Nasdaq corporate governance rule which requires shareholder approval prior to an issuance of securities in connection with equity-based compensation of officers, directors, employees, or consultants and following Israeli corporate governance practice instead of the Nasdaq corporate governance rule requiring shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in Holisto and certain acquisitions of the stock or assets of another company), although in the future it may elect to take advantage of some or all of the exemptions provided by the Nasdaq rules. Restated Holisto Articles provide that, with respect to any general meeting of Holisto’s shareholders, including annual general meeting, that was initiated by and convened pursuant to a resolution adopted by the Holisto’s Board of Directors (and not pursuant to the request of any other person), and, at such time of such general meeting, Holisto is qualified to use the forms and rules of a foreign private issuer under the U.S. securities laws, two shareholders holding 25% of the outstanding Ordinary Shares constitutes a quorum, which is less than the Nasdaq requirement that a quorum be not less than one third. If the meeting is convened at the request of a shareholder, the quorum is one-third. The Existing Holisto Articles requires the presence (in person or in proxy) of two (2) or more shareholders holding together more than 50% of the voting rights of Holisto (on an as-converted basis), among which is Fosun and Explore, at all shareholders meetings.

Holisto’s Status as an Emerging Growth Company under U.S. Federal Securities Laws and Related Implications

As defined in Section 102(b)(1) of the JOBS Act, we are an emerging growth company. As such, we will be eligible for and intend to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

Holisto will remain an emerging growth company under the JOBS Act until the earliest of: (1) the last day of the fiscal year (a) following the fifth anniversary of the date on which Moringa Class A Ordinary Shares were offered in connection with the Business Combination, (b) in which it has total annual gross revenues of at least $1.235 billion, or (c) in which it is deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of its ordinary shares that are held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; or (2) the date on which it has issued more than $1 billion in non-convertible debt during the prior three-year period.

Required Vote

The approval of the Business Combination Agreement Proposal will require an ordinary resolution, being a resolution passed by a simple majority of the votes cast by shareholders of Moringa as, being entitled to do so, vote in person or by proxy at the Meeting and includes a unanimous written resolution, as set out in the Existing Moringa Articles. Accordingly, assuming that a quorum is present, a Moringa shareholder’s failure to vote, as well as an abstention and a broker non-vote, will have no effect on the outcome of the Business Combination Agreement Proposal. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for the purposes of establishing a quorum. The approval of each of the Business Combination Agreement Proposal and the Merger Proposal is a condition to the consummation of the Merger.

Resolution to be Voted Upon

The Business Combination Agreement Proposal only covers the approval of the Business Combination. It does not cover the merger of Merger Sub into Moringa, which is covered by the Merger Proposal. Since the Sponsor owns 54.3% of the outstanding Moringa Ordinary Shares, the Sponsor has the ability to approve the Business Combination Proposal without the votes of any Moringa Public Shareholders.

The full text of the resolution to be voted upon is as follows:

“RESOLVED, as an ordinary resolution, that the entry by Moringa Acquisition Corp, a Cayman Islands exempted company, into the Business Combination Agreement, dated as of June 9, 2022, by and among Moringa, Holisto Ltd. and Merger Sub, a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated thereby, be approved, ratified and confirmed in all respects.”

Recommendation of the Moringa Board of Directors

THE MORINGA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MORINGA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION AGREEMENT PROPOSAL

PROPOSAL NO. 2 — THE MERGER PROPOSAL

Background

The Merger Proposal, if approved, will authorize the Plan of Merger, a copy of which is set forth in Annex B to this proxy statement/prospectus pursuant to which (a) immediately prior to the consummation of the Business Combination, the Existing Moringa Articles will be amended as set forth in Annex B, in order to remove references to the Net Tangible Asset Requirement, such amendment to become effective immediately prior to the Closing (b) Merger Sub will be merged with and into Moringa, with the result that Moringa will be a wholly-owned subsidiary of Holisto, and (c) Moringa’s amended and restated memorandum and articles of association will be amended and restated following the Closing as set forth in Annex C to (i) change the name of Moringa to Holisto Inc. and (ii) delete provisions that relate to Moringa’s status as a special purpose acquisition and include provisions that are appropriate for a privately-owned company, including an authorized share capital of 100 ordinary shares.

The Business Combination Agreement provides that the approval of the Merger Proposal is a condition to the adoption of the Business Combination Agreement Proposal and vice versa. Accordingly, if the Business Combination Agreement Proposal is not approved, the Merger Proposal will not be presented at the Meeting.

Required Vote for Approval

The approval of the Merger Proposal will require a special resolution, being a resolution passed by a majority of at least two-thirds of the votes cast by such shareholders of Moringa as being entitled to do so, vote in person or by proxy at the Meeting and including a unanimous written resolution, as set out above as a matter of Cayman Islands law. Accordingly, assuming that a quorum is present, a Moringa shareholder’s failure to vote, as well as an abstention and a broker non-vote, will have no effect on the outcome of the Merger Proposal. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for the purposes of establishing a quorum. The approval of the Business Combination Agreement Proposal and the Merger Proposal is a condition to the consummation of the Business Combination. The Sponsor presently owns approximately 54.3% of the outstanding ordinary shares. Such shares represent a significant percentage of the votes required to approve the Merger Proposal. If all of the outstanding shares are present and voting at the meeting, the approval of the Merger Proposal requires the approval of the holders of 735,188 shares, or approximately 27.1% of the ordinary shares which are not owned by Sponsor in addition to the vote by the Sponsor. The fewer shares that are represented at the meeting, the fewer shares that are not owned by the Sponsor are required for approval of the Merger Proposal. If no shareholders other than the Sponsor vote on the proposal, the vote of the Sponsor is sufficient to approval the proposal.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as a special resolution, that:

(a)     that the amendments to the Existing Moringa Articles contained in Annex B to the proxy statement/prospectus in respect of the Meeting that eliminate the $5,000,001 net tangible assets requirement be authorized, approved and confirmed in all respects, to be effective immediately prior to the consummation of the Business Combination

(b)    Moringa be authorized to merge with Merger Sub so that Moringa be the surviving company and all the undertaking, property and liabilities of Merger Sub vest in Moringa by virtue of the Merger pursuant to the Companies Act (As Revised) of the Cayman Islands, and that Moringa become a wholly-owned subsidiary of Holisto Ltd.;

(c)     the Plan of Merger in the form attached as Annex B to the proxy statement/prospectus in respect of the Meeting be authorized, approved and confirmed in all respects and Moringa be authorized to enter into the Plan of Merger;

(d)    the Plan of Merger be executed by any director of Moringa for and on behalf of Moringa and any director of Moringa or Maples and Calder (Cayman) LLP, on behalf of Maples Corporate Services Limited, be authorized to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands; and

(e)     all actions taken and any documents or agreements executed, signed or delivered prior to or after the date hereof by any director of Moringa or officer of Moringa in connection with the transactions contemplated hereby be and are hereby approved, ratified and confirmed in all respects.”

Recommendation

THE MORINGA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MORINGA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL

PROPOSAL NO. 3 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the Moringa board of directors to submit a proposal to adjourn the Meeting to a later date or dates, if necessary or desirable, to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the Meeting to approve the Merger Proposal. In no event will Moringa solicit proxies to adjourn the Meeting or consummate the Merger beyond the date by which it may properly do so under the Existing Moringa Articles and Cayman Islands law. The purpose of the Adjournment Proposal is to provide more time for Moringa’s shareholders, Holisto and the Holisto shareholders to make purchases of Moringa Public Shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the Business Combination Agreement Proposal, the Merger Proposal and to meet the requirements that are necessary to consummate the Merger. See the section entitled “Proposal No. 1 — The Business Combination Agreement Proposal — Interests of Moringa’s Directors and Executive Officers in the Transactions” and “Proposal No. 1 — The Business Combination Agreement Proposal — Potential Purchases by Related Parties.”

In addition to an adjournment of the Meeting upon approval of the Adjournment Proposal, the Moringa board of directors is empowered under Cayman Islands law to postpone the Meeting at any time prior to the meeting being called to order. In such event, Moringa will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its shareholders of the postponement of the Meeting.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the Meeting and is not approved by the Moringa shareholders, the Moringa board of directors may not be able to adjourn the Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Meeting to approve the Business Combination Agreement Proposal, the Merger Proposal.

Required Vote

The Sponsor, as the owner of 54.3% of the outstanding Moringa Ordinary Shares has the power to approve the Adjournment Proposal even if no other shareholders vote in favor of the proposal. The approval of the Adjournment Proposal requires an ordinary resolution, being a resolution passed by a simple majority of the votes cast by shareholders of Moringa as being entitled to do so, vote in person or by proxy at the Meeting, and includes a unanimous written resolution. Accordingly, assuming that a quorum is present, a Moringa shareholder’s failure to vote, as well as an abstention and a broker non-vote, will have no effect on the outcome of the Adjournment Proposal.

Resolutions to be Voted Upon

The full text of the resolutions to be voted upon is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the meeting to a later date or dates to be determined by the chairman of the meeting to permit further solicitation and votes of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Agreement Proposal and the Merger Proposal be approved in all respects.”

Recommendation of the Moringa Board of Directors

THE MORINGA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MORINGA SHAREHOLDER VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

APPROVALS OF HOLISTO SHAREHOLDERS

Holisto’s board of directors has unanimously approved the following Holisto shareholder Approval Matters, which were also approved by the Holisto shareholders prior to the date of this proxy statement/prospectus, with all such approvals subject to the completion of the Business Combination:

•        The approval of the Business Combination Agreement and the transactions contemplated thereby, including the Plan of Merger;

•        The approval of the Restated Holisto Articles;

•        The approval of the Capital Restructuring;

•        The approval of the issuance of the Ordinary Shares and Holisto Warrants pursuant to the Business Combination Agreement;

•        The approval of an amendment to the 2019 Plan and approval of the 2022 Plan and the reservation of Holisto Ordinary Shares for grants of options or other equity-based incentives under the 2019 Plan, as amended, and the 2022 Plan;

•        The election of the Post-Closing Board;

•        The approval of the new employment agreements for certain Holisto executives;

•        The approval of the New SAFE Agreements and the issuance of Holisto Ordinary Shares upon the conversion of the amounts provided to Holisto under the New SAFE Agreements;

•        The approval of the Amended and Restated Shareholders Rights Agreement;

•        The approval of Securities Purchase Agreement and the Convertible Note and the Financing Warrants and related financing documents, including the issuance of the Holisto Ordinary Shares issuable pursuant to the terms of the Securities Purchase Agreement, the Convertible Note and Financing Warrant, and the underlying securities; and

•        Adoption of the Compensation Policy for Executive Officers and Directors.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax considerations of the Merger to U.S. Holders (as defined below) of Moringa Ordinary Shares and Moringa Warrants (collectively “Moringa securities”). The following discussion also summarizes the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (as defined below) of Moringa Ordinary Shares that elect to have their common stock redeemed for cash and the material U.S. federal income tax consequences of the ownership and disposition of Holisto Ordinary Shares and Holisto Warrants following the Merger. This discussion applies only to Moringa securities, Holisto Ordinary Shares, and Holisto Warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

The following does not purport to be a complete analysis of all potential tax effects arising in connection with the closing of the Merger, the redemption of Moringa Ordinary Shares, or the ownership and disposition of Holisto Ordinary Shares and Holisto Warrants. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. Moringa and Holisto have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take, or a court will not sustain, a contrary position regarding the tax consequences discussed below.

This discussion does not address the tax treatment of Holisto Ordinary Shares or Holisto Warrants to be issued to holders of outstanding Holisto Preferred Shares in connection with the Merger. This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•        banks, insurance companies, and certain other financial institutions;

•        regulated investment companies and real estate investment trusts;

•        brokers, dealers, or traders in securities;

•        traders in securities that elect to mark to market;

•        tax-exempt organizations or governmental organizations;

•        U.S. expatriates and former citizens or long-term residents of the U.S.;

•        persons holding Moringa securities or Holisto Ordinary Shares and/or Holisto Warrants, as the case may be, as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated or similar transaction;

•        persons subject to special tax accounting rules as a result of any item of gross income with respect to Moringa securities or Holisto Ordinary Shares and/or Holisto Warrants, as the case may be, being taken into account in an applicable financial statement;

•        persons that actually or constructively own 5% or more (by vote or value) of the outstanding Moringa Ordinary Shares or, after the Merger, the issued Holisto Ordinary Shares (except as specifically addressed below);

•        founders, sponsors, officers or directors of Moringa or holders of private placement warrants;

•        “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax (and their shareholders);

•        S corporations, partnerships, or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

•        U.S. Holders having a functional currency other than the U.S. dollar;

•        persons who hold or received Moringa securities or Holisto Ordinary Shares and/or Holisto Warrants, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation; and

•        tax-qualified retirement plans.

In addition, this summary does not address any tax consequences to investors that directly or indirectly hold equity interests in Holisto prior to the Merger, including holders of Moringa securities that also hold, directly or indirectly, equity interests in Holisto. With respect to the consequences of holding Holisto Ordinary Shares, this discussion is limited to holders who acquire such Holisto Ordinary Shares in connection with the Merger or as a result of the exercise of a Holisto Warrant. With respect to the consequences of holding Holisto Warrants, this discussion is limited to holders who held Moringa Warrants prior to and through the Merger.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Moringa securities, Holisto Ordinary Shares and/or Holisto Warrants, the tax treatment of an owner of such entity will depend on the status of the owner or participant in the arrangement, the activities of the entity or arrangement, and certain determinations made at the owner or participant level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

For purposes of this discussion, because any Moringa Unit consisting of one share of Moringa Ordinary Shares and one-half of one Moringa Warrant is separable at the option of the holder, Moringa is treating any share of Moringa Ordinary Shares and portion of one Moringa Warrant held by a holder in the form of a single Moringa Unit as separate instruments and is assuming that the Moringa Unit itself will not be treated as an integrated instrument. Under this treatment the separation of a Moringa Unit prior to or in connection with the consummation of the Merger generally would not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. Holders of Moringa Units and Moringa securities are urged to consult their tax advisors concerning the U.S. federal, state, local, and foreign tax consequences of the transactions contemplated by the Merger (including any redemption of Moringa Ordinary Shares for cash) with respect to any Moringa securities held through a Moringa Unit (including alternative characterizations of a Moringa Unit).

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of Moringa securities, Holisto Ordinary Shares and/or Holisto Warrants, as the case may be, that is for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the U.S.;

•        a corporation (or other entity taxable as a corporation) created or organized in, or under the laws of, the U.S., any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE MERGER AND THE U.S. FEDERAL INCOME TAX TREATMENT TO HOLDERS OF Moringa UNITS OR Moringa SECURITIES DEPEND IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE MERGER, THE EXERCISE OF REDEMPTION RIGHTS WITH RESPECT TO Moringa COMMON STOCK, AND THE OWNERSHIP AND DISPOSITION OF HOLISTO ORDINARY SHARES AND/OR HOLISTO WARRANTS TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF THE MERGER, THE EXERCISE OF YOUR REDEMPTION RIGHTS WITH RESPECT TO Moringa COMMON STOCK, AND THE OWNERSHIP AND DISPOSITION OF HOLISTO ORDINARY SHARES AND/OR HOLISTO WARRANTS.

U.S. Holders

U.S. Federal Income Tax Considerations of the Merger

Generally

The U.S. federal income tax consequences of the Merger will depend primarily upon whether the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

The Merger is intended to meet the relevant requirements provided in U.S. tax law to qualify the Merger as a tax-free “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”). However, since there is currently insufficient authority from the Internal Revenue Service that is factually on point with the Merger regarding satisfaction of all of the requirements under U.S. tax law allowing such tax-free treatment, the parties to the Merger can provide no assurance that treatment as a tax-free reorganization will result for the exchanging shareholder.

If the Merger qualifies as a reorganization, then except as provided below under the sections entitled “Tax Consequences of the Merger Under Section 367(a) of the Code” and “PFIC Considerations,” a U.S. Holder of Moringa securities generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the Merger U.S. Holders, a U.S. Holder’s initial tax basis in the Holisto Ordinary Shares and/or Holisto Warrants received in the Merger will equal the tax basis of the Moringa securities exchanged therefor, and a U.S. Holder’s holding period in the Holisto Ordinary Shares and/or Holisto Warrants received in the Merger will include the holding period for the Moringa securities surrendered in exchange therefor. The parties intend to report the Merger in a manner consistent with the Intended Tax Treatment.

To qualify as a reorganization, a transaction must satisfy certain requirements, including, among others, that the acquiring corporation (or, in the case of certain reorganizations structured similarly to the Merger, its corporate parent) continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business, in each case, within the meaning of Treasury regulations Section 1.368-1(d) (the “continuity of business enterprise” requirement). However, due to the absence of guidance bearing directly on how the above rules apply in the case of an acquisition of a corporation with investment-type assets, such as Moringa, the qualification of the Merger as a reorganization is not free from doubt, since the Department of Treasury and Internal Revenue Service have never issued guidance or other authority that is factually on point with the present transaction. In addition, the treatment of the Merger as a reorganization would depend on whether a sufficient number of stockholders of Moringa exchange their Moringa Ordinary Shares for Holisto Ordinary Shares rather than redeem them for cash. If a significant number of stockholders of Moringa decide to redeem their Moringa Ordinary Shares, the “continuity of business enterprise” requirement that is necessary to qualify as a reorganization may not be satisfied. Further, the reorganization treatment could be adversely affected by events or actions that occur or are taken after the Business Combination. As a result, neither Moringa’s nor Holisto’s counsel is able to opine as to whether the Merger will qualify as a reorganization. Moreover, the closing of the Merger is not conditioned upon the receipt of an opinion of counsel that the Merger will qualify as a reorganization, and neither Moringa nor Holisto intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Merger. Accordingly, no assurance can be given that the IRS will not challenge the Merger’s qualification as a reorganization or that a court will not sustain such a challenge by the IRS. U.S. Holders of Moringa securities are urged to consult their tax advisors regarding the proper U.S. federal income tax treatment of the Merger, including with respect to its qualification as a “reorganization.”

Subject to the discussion below under the section entitled “PFIC Considerations,” if, at the Effective Time, any requirement for the application of Section 368(a) of the Code is not met, a U.S. Holder of Moringa securities generally would recognize gain or loss in an amount equal to the difference, if any, between the fair market value as of the closing date of the Merger of Holisto Ordinary Shares and/or Holisto Warrants received by such holder in the Merger over such holder’s adjusted tax basis in the Moringa securities surrendered by such holder in the Merger, which gain or loss so recognized would generally be long-term capital gain or loss if the U.S. Holder had held the Moringa securities for more than one year (or short-term capital gain otherwise). Long-term capital gains of non-corporate U.S. Holders (including individuals) currently are eligible for preferential U.S. federal income tax rates. However, the deductibility of capital losses is subject to limitations. A U.S. Holder’s initial tax basis in the Holisto Ordinary Shares and/or Holisto Warrants received in the Merger will equal the fair market value of such stock or warrants upon receipt. A U.S. Holder’s holding period in the Holisto Ordinary Shares and/or Holisto Warrants received in the Merger, if any, will begin on the day following the closing date of the Merger and would not include the holding period for the Moringa securities surrendered in exchange therefor.

Tax Consequences of the Merger Under Section 367(a) of the Code

Section 367(a) of the Code and the Treasury regulations promulgated thereunder provide that, where a U.S. person exchanges stock or securities in a foreign corporation for stock or securities in a foreign corporation in a transaction that qualifies as a reorganization, the U.S. person is required to recognize any gain (but not loss) realized on such exchange unless certain additional requirements are satisfied.

Under these rules, if the Merger qualifies as a reorganization, a U.S. Holder exchanging Moringa securities in the Merger should not recognize gain so long as either (A) the U.S. Holder is not a “five-percent transferee shareholder” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership) of the transferee foreign corporation (by total voting power or by total value) or (B) the U.S. Holder is a “five-percent transferee shareholder” of the transferee foreign corporation and enters into an agreement with the IRS to recognize gain under certain circumstances. All U.S. Holders of Moringa Securities that will own (taking into account direct, indirect and constructive ownership) 5% or more of either the total voting power or the total value of the outstanding shares of Holisto after the Merger (taking into account, for this purpose, ownership of Holisto Ordinary Shares acquired in connection with the Merger and any Holisto Ordinary Shares not acquired in connection with the Merger) may want to enter into a valid “gain recognition agreement” under applicable Treasury regulations and are strongly urged to consult their own tax advisors to determine the particular consequences to them of the Merger.

PFIC Considerations

Regardless of whether the Merger qualifies as a “reorganization” under Section 368(a) of the Code, the Merger could be a taxable event to U.S. Holders under the passive foreign investment company, or PFIC, provisions of the Code if Moringa is considered a PFIC.

Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business received from unrelated persons) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually. Once a foreign corporation is treated as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, and subject to certain exceptions, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years.

Pursuant to a “startup exception,” a foreign corporation will not be a PFIC for the first taxable year the foreign corporation has gross income (the “startup year”) if (1) no predecessor of the foreign corporation was a PFIC; (2) the foreign corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the startup year; and (3) the foreign corporation is not in fact a PFIC for either of those years.

PFIC Status of Moringa

Based upon the composition of its income and assets, and its expectations regarding the timing of the completion of the Business Combination, Moringa believes that it will not be eligible for the startup exception and therefore has been a PFIC since its first taxable year and will be considered a PFIC for its taxable year that includes the completion of the Business Combination.

Effect of the PFIC Rules on the Merger

Even if the Merger qualifies as a “reorganization” under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging warrants of a PFIC for newly issued warrants in connection with a “reorganization” under Section 368(a) of the Code) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under

Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations would require gain recognition to U.S. Holders of Moringa securities as a result of the Merger if:

(i)     Moringa were classified as a PFIC at any time during such U.S. Holder’s holding period in such Moringa securities; and

(ii)    the U.S. Holder had not timely made (a) a QEF election (as described below) for the first taxable year in which the U.S. Holder owned such Moringa securities or in which Moringa was a PFIC, whichever is later (or a QEF election along with a purging election), or (b) a mark-to-market election (as described below) with respect to such Moringa securities. Currently, applicable Treasury Regulations provide that neither election can be made with respect to warrants.

The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of Moringa. Under these rules:

•        the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s Moringa securities;

•        the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Moringa was a PFIC, will be taxed as ordinary income;

•        the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year (described in the third bullet above) of such U.S. Holder.

It is unclear whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such final Treasury Regulations would apply. Therefore, U.S. Holders of Moringa Ordinary Shares that have not made a timely and effective QEF election (or a QEF election along with a purging election) or a mark-to-market election may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Merger with respect to their Moringa Ordinary Shares under the PFIC rules in the manner set forth above. A U.S. Holder that made a timely and effective QEF election (or a QEF election along with a purging election) or a mark-to-market election with respect to its Moringa Ordinary Shares is referred to herein as an “Electing Shareholder” and a U.S. Holder that is not an Electing Shareholder is referred to herein as a “Non-Electing Shareholder.”

The application of the PFIC rules to U.S. Holders of Moringa Warrants is unclear. Proposed Treasury Regulations issued under the PFIC rules generally treat an “option” (which would include a Moringa Warrant) to acquire the stock of a PFIC as stock of the PFIC, while final Treasury Regulations issued under the PFIC rules provide that the QEF election does not apply to options and no mark-to-market election is currently available with respect to options. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognition on the exchange of Moringa Warrants for Holisto Warrants in connection with the Merger.

Any gain recognized by a Non-Electing Shareholder of Moringa Ordinary Shares or a U.S. Holder of Moringa Warrants as a result of the Merger pursuant to PFIC rules would be taxable income to such U.S. Holder, taxed under the PFIC rules in the manner set forth above, with no corresponding receipt of cash. As noted above, the Merger could be a taxable event under the PFIC rules regardless of whether the Merger qualifies as a “reorganization” under Section 368(a) of the Code if Moringa is considered a PFIC. If the Merger fails to qualify as a “reorganization” under Section 368(a) of the Code, or if a U.S. Holder is required to recognize gain under Section 367(a) of the Code, a Non-Electing Shareholder would be taxed under the PFIC rules in the manner set forth above.

All U.S. Holders are urged to consult their tax advisors regarding the effects of the PFIC rules on the Merger, including the impact of any proposed or final Treasury Regulations.

QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of Moringa Ordinary Shares will depend on whether the U.S. Holder has made a timely and effective election to treat Moringa as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of Moringa Ordinary Shares during which Moringa qualified as a PFIC (a “QEF election”) or, if in a later taxable year, the U.S. Holder made a QEF election along with a purging election. A purging election creates a deemed sale of the U.S. Holder’s Moringa Ordinary Shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above. As a result of any such purging election, the U.S. Holder would increase the adjusted tax basis in its Moringa Ordinary Shares by the amount of the gain recognized and, solely for purposes of the PFIC rules, would have a new holding period in its Moringa Ordinary Shares. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

A U.S. Holder that makes a QEF election with respect to its Moringa Ordinary Shares would generally be required to include in income for each year that Moringa is treated as a PFIC the U.S. Holder’s pro rata share of Moringa’s ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of the Moringa Ordinary Shares. Any net deficits or net capital losses of Moringa for a taxable year, however, would not be passed through and included on the tax return of the U.S. Holder. A U.S. Holder’s basis in the Moringa Ordinary Shares would be increased by the amount of income inclusions under the QEF rules. Dividends actually paid on the Moringa Ordinary Shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in the Moringa Ordinary Shares by a corresponding amount.

A U.S. Holder’s ability to make a timely and effective QEF election (or a QEF election along with a purging election) with respect to Moringa is contingent upon, among other things, the provision by Moringa of a “PFIC Annual Information Statement” to such U.S. Holder. Moringa will endeavor to provide PFIC Annual Information Statements to U.S. Holders of Moringa Ordinary Shares with respect to each taxable year for which Moringa determines it is a PFIC. There is no assurance, however, that Moringa will timely provide such information. Further, as discussed above, a U.S. Holder is not able to make a QEF election with respect to Moringa Warrants under applicable Treasury Regulations.

The impact of the PFIC rules on a U.S. Holder of Moringa Ordinary Shares may also depend on whether the U.S. Holder has made a mark-to-market election under Section 1296 of the Code. U.S. Holders who hold stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC. No assurance can be given that the Moringa Ordinary Shares are considered to be marketable stock for purposes of this election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the special taxation rules of Section 1291 of the Code discussed herein with respect their Moringa Ordinary Shares in connection with the Merger. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Moringa Ordinary Shares at the end of its taxable year over its adjusted basis in its Moringa Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in its Moringa Ordinary Shares over the fair market value of its Moringa Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the election). The U.S. Holder’s basis in its Moringa Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Moringa Ordinary Shares will be treated as ordinary income. However, if the mark-to-market election is not made by a U.S. Holder with respect to the first taxable year of its holding period for the PFIC stock, then the Section 1291 rules discussed above will apply to certain dispositions of, distributions on and other amounts taxable with respect to, Moringa Ordinary Shares, including in connection with the Merger. A mark-to-market election is not available with respect to warrants, including the Moringa Warrants.

PFIC Reporting Requirements

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations (potentially including with respect to items that do not relate to a U.S. Holder’s investment in the PFIC) until such required information is furnished to the IRS and may result in significant penalties.

The rules dealing with PFICs are very complex and are impacted by various factors in addition to those described above, including the application of the rules addressing overlaps in the PFIC rules and the rules of Section 367 of the Code, and the rules relating to controlled foreign corporations. All U.S. Holders are urged to consult their tax advisors regarding the consequences to them of the PFIC rules in connection with the Merger.

U.S. Holders Exercising Redemption Rights with Respect to Moringa Ordinary Shares

Generally

In the event that a U.S. Holder’s shares of Moringa Ordinary Shares are redeemed for cash pursuant to the redemption provisions described herein, the treatment of such redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of stock under Section 302 of the Code. Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of Moringa Ordinary Shares treated as held by the U.S. Holder relative to all of the shares of Moringa Ordinary Shares outstanding both before and after the redemption.

The redemption of Moringa Ordinary Shares generally will be treated as a sale of stock (rather than as a corporate distribution) if the redemption (i) results in a “complete termination” of the U.S. Holder’s interest in Moringa, (ii) is “substantially disproportionate” with respect to the U.S. Holder or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder generally should take into account not only Moringa Ordinary Shares actually owned by such U.S. Holder but also Moringa Ordinary Shares constructively owned by such holder. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option, which would generally include Moringa Ordinary Shares or Holisto Ordinary Shares which could be directly or constructively acquired pursuant to the exercise of Moringa Warrants or Holisto Warrants.

There will be a complete termination of a U.S. Holder’s interest if either (i) all of Moringa Ordinary Shares actually and constructively owned by the U.S. Holder is redeemed or (ii) all of Moringa Ordinary Shares actually owned by the U.S. Holder is redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other shares. In order to meet the “substantially disproportionate” test, the percentage of outstanding voting stock actually or constructively owned by a U.S. Holder immediately following the redemption generally must be less than (a) 80% of the percentage of outstanding voting stock actually or constructively owned by such U.S. Holder immediately prior to the redemption and (b) 50% of the total combined voting power of Moringa Ordinary Shares. The redemption of Moringa Ordinary Shares will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Moringa. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Moringa will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” U.S. Holders should consult with their tax advisors as to the tax consequences of a redemption.

Taxation of Redemption Treated as a Sale

If the redemption qualifies as a sale of stock by the U.S. Holder under Section 302 of the Code, the U.S. Holder would generally be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the shares of Moringa Ordinary Shares redeemed. Subject to the PFIC rules discussed below, such gain or loss generally would be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A U.S. Holder’s tax basis in such holder’s Moringa Ordinary Shares generally will equal the cost of such shares.

Taxation of Redemption Treated as a Distribution

If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. Holder will be treated as receiving a corporate distribution. Subject to the PFIC rules discussed below, such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such U.S. Holder’s Moringa Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of Moringa Ordinary Shares.

Amounts treated as dividends that Moringa pays to a U.S. Holder that is treated a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, amounts treated as dividends that Moringa pays to a non-corporate U.S. Holder may be taxed as “qualified dividend income” at the preferential tax rate accorded to long-term capital gains. It is unclear whether the redemption rights described herein with respect to the Moringa Ordinary Shares may have suspended the running of the applicable holding period for these purposes. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount and non-corporate U.S. Holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to “qualified dividend income.”

After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed Moringa Ordinary Shares will be added to the U.S. Holder’s adjusted tax basis in its remaining Moringa Ordinary Shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its Moringa Warrants or possibly in other shares of Moringa Ordinary Shares constructively owned by it.

Effect of the PFIC Rules on a Redemption

As discussed above, Moringa believes that it has been a PFIC since its first taxable year and will likely be considered a PFIC for the taxable year that includes the completion of the Business Combination. If Moringa is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Moringa Ordinary Shares, the U.S. Holder would be subject to the rules described above under the heading “U.S. Federal Income Tax Considerations of the Merger — PFIC Considerations” in respect of (i) any gain recognized by the U.S. Holder if the redemption qualifies as a sale of the Moringa Ordinary Shares under Section 302 of the Code, and (ii) any distribution treated as received by the U.S. Holder if the redemption does not qualify as a sale of the Moringa Ordinary Shares under Section 302 of the Code.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Holisto Ordinary Shares and Holisto Warrants to U.S. Holders

Distributions on Holisto Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” if Holisto makes distributions of cash or property on the Holisto Ordinary Shares, such distributions will be treated first as a dividend to the extent of Holisto’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as gain from the sale or exchange of the shares. The amount of any such distribution will include any amounts withheld by Holisto (or another applicable withholding agent). If Holisto does not provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

•        either (a) the shares are readily tradable on an established securities market in the U.S. or (b) Holisto is eligible for the benefits of a qualifying income tax treaty with the U.S. that includes an exchange of information program;

•        Holisto is neither a PFIC (as discussed below under below under “— Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for Holisto’s taxable year in which the dividend is paid or the preceding taxable year;

•        the U.S. Holder satisfies certain holding period requirements;

•        the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and

•        the taxpayer does not take the dividends into account as investment income under Code Section 163(d)(4)(B).

There can be no assurances that Holisto will be eligible for benefits of an applicable comprehensive income tax treaty between the U.S. and Israel. In addition, there also can be no assurance that Holisto Ordinary Shares will be considered “readily tradable” on an established securities market in accordance with applicable legal authorities. Furthermore, Holisto will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See “— Passive Foreign Investment Company Rules.” U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to Holisto Ordinary Shares.

The amount of any dividend distribution paid in foreign currency will be the U.S. dollar amount calculated by reference to the applicable exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to certain exceptions, dividends on Holisto Ordinary Shares will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Holisto with respect to the Holisto Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, in certain circumstances, deduct foreign taxes in computing the holder’s taxable income, subject to generally applicable limitations under U.S. law. Generally, an election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale, Exchange, Redemption or Other Taxable Disposition of Holisto Ordinary Shares and Holisto Warrants

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Holisto Ordinary Shares or Holisto Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such shares and/or warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Holisto Ordinary Shares or Holisto Warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the Holisto Ordinary Shares and/or Holisto Warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S. source income or loss. Accordingly, in the event any Israeli tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder may not be able to utilize foreign tax credits unless such holder has foreign source income or gain in the same category from other sources. Moreover, there are special rules under the income tax treaty between the U.S. and Israel (the “Treaty”), which may impact a U.S. Holder’s ability to claim a foreign tax credit. U.S. Holders are urged to consult their tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.

Exercise, Lapse, or Redemption of a Holisto Warrant

Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a Holisto Ordinary Share on the exercise of a Holisto Warrant for cash. A U.S. Holder’s tax basis in a Holisto Ordinary Share received upon exercise of the Holisto Warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the Moringa Warrant exchanged therefor (assuming the Merger is not a taxable transaction, as discussed above) and the exercise price. The U.S. Holder’s holding period for a Holisto Ordinary Share received upon exercise of the Holisto Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Holisto Warrant and will not include the period during which the U.S. Holder held the Holisto Warrant. If a Holisto Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Holisto Warrant.

The tax consequences of a cashless exercise of a Holisto Warrant are not clear under current tax law. Subject to the PFIC rules discussed below, a cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. Holder’s basis in the Holisto Ordinary Shares received generally would equal the U.S. Holder’s basis in the Holisto Warrants exercised therefor. If the cashless exercise is not treated as a gain realization event, a U.S. Holder’s holding period in the Holisto Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Holisto Warrants and will not include the period during which the U.S. Holder held the Holisto Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Holisto Ordinary Shares would include the holding period of the Holisto Warrants exercised therefor.

It is also possible that a cashless exercise of a Holisto Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “— Sale, Exchange, Redemption or Other Taxable Disposition of Holisto Ordinary Shares and Holisto Warrants.” In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of Holisto Ordinary Shares having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. Subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss with respect to the Holisto Warrants deemed surrendered in an amount generally equal to the difference between (i) the fair market value of the Holisto Ordinary Shares that would have been received in a regular exercise of the Holisto Warrants deemed surrendered, net of the aggregate exercise price of such Holisto Warrants and (ii) the U.S. Holder’s tax basis in such Holisto Warrants. In this case, a U.S. Holder’s aggregate tax basis in the Holisto Ordinary Shares received would equal the sum of (i) U.S. Holder’s tax basis in the Holisto Warrants deemed exercised and (ii) the aggregate exercise price of such Holisto Warrants. A U.S. Holder’s holding period for the Holisto Ordinary Shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Holisto Warrants and will not include the period during which the U.S. Holder held the Holisto Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, including when a U.S. Holder’s holding period would commence with respect to the Holisto Ordinary Share received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Holisto Warrants.

Subject to the PFIC rules described below, if Holisto redeems Holisto Warrants for cash pursuant to the redemption provisions described in the section of this registration statement entitled “— Description of Holisto Warrants” or if Holisto purchases Holisto Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Sale, Exchange, Redemption or Other Taxable Disposition of Holisto Ordinary Shares and Holisto Warrants.”

Possible Constructive Distributions

The terms of each Holisto Warrant provide for an adjustment to the number of Holisto Ordinary Shares for which the Holisto Warrant may be exercised or to the exercise price of the Holisto Warrant in certain events, as discussed in the section of this registration statement captioned “Description of Holisto Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Holisto Warrant would, however, be treated as receiving a constructive distribution from Holisto if, for example, the adjustment increases the holder’s proportionate interest in Holisto’s assets or earnings and profits (for instance, through an increase in the number of Holisto Ordinary Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the Holisto Ordinary Shares which is taxable to the U.S. Holders of such shares as described under “— Distributions on Holisto Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such Holisto Warrant received a cash distribution from Holisto equal to the fair market value of such increase in interest.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of the Holisto Ordinary Shares and Holisto Warrants could be materially different from that described above, if Holisto is treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. An entity treated as a foreign corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•        at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income); or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, Holisto will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which Holisto own, directly or indirectly, 25% or more (by value) of the stock.

Based on the current and anticipated composition of the income, assets and operations of Holisto and its subsidiaries, Holisto does not believe it will be treated as a PFIC for U.S. federal income tax purposes for its current taxable year, which includes the Merger, and does not expect to become one for U.S. federal income tax purposes in the near future,

Nevertheless, whether Holisto is treated as a PFIC is determined on an annual basis. The determination of whether a non-U.S. corporation is a PFIC is a factual determination that depends on, among other things, the composition of Holisto’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether Holisto will be a PFIC in its taxable year that includes the completion of the Business Combination or for any future taxable year. In addition, neither Moringa’s nor Holisto’s respective U.S. counsel expresses any opinion with respect to Holisto’s PFIC status for any taxable year.

Under the PFIC rules, if Holisto were considered a PFIC at any time that a U.S. Holder owns Holisto Ordinary Shares or Holisto Warrants, Holisto would generally continue to be treated as a PFIC with respect to such holder in a particular year unless (i) Holisto has ceased to be a PFIC and (ii) (a) the U.S. Holder has made a valid “QEF election” (as described below) for the first taxable year in which the holder owned such holder’s Holisto Ordinary Shares in which Holisto was a PFIC, (b) a valid mark-to-market election (as described below) is in effect for the particular year, or (c) the U.S. Holder has made a “deemed sale” election under the PFIC rules. If such a “deemed sale” election is made, a U.S. Holder will be deemed to have sold its Holisto Ordinary Shares at their fair market value on the last day of the last taxable year in which Holisto is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the “deemed sale” election, the Holisto Ordinary Shares with respect to which the “deemed sale” election was made will not be treated as shares in a PFIC unless Holisto subsequently becomes a PFIC.

For each taxable year that Holisto is treated as a PFIC with respect to a U.S. Holder’s Holisto Ordinary Shares or Holisto Warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge of Holisto Ordinary Shares and under proposed regulations transfers of Holisto Warrants and certain transfers of Holisto Ordinary Shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) of its Holisto Ordinary Shares or Holisto Warrants (collectively the “excess distribution rules”), unless, with respect to the Holisto Ordinary Shares, the U.S. Holder makes a valid QEF or mark-to-market election as discussed below. Generally, distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder during the shorter of the three preceding taxable years or the portion of such U.S. Holder’s holding period for the Holisto Ordinary Shares or Holisto Warrants that preceded the taxable year of the distribution will be treated as excess distributions. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Holisto Ordinary Shares or Holisto Warrants;

•        the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of Holisto’s first taxable year in which Holisto is a PFIC, will be treated as ordinary income;

•        the amount allocated to each other taxable year (or portions thereof) of the U.S. Holder and included in such holder’s holding period will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year without regard to the U.S. Holder’s other items of income and loss for such year; and

•        the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the resulting tax attributable to each such year.

Under the excess distribution rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Holisto Ordinary Shares or Holisto Warrants cannot be treated as capital gains, even though the U.S. Holder holds the Holisto Ordinary Shares or Holisto Warrants as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which Holisto may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that Holisto does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of Holisto’s subsidiaries.

If Holisto is a PFIC, a U.S. Holder of shares in Holisto may avoid taxation under the excess distribution rules described above in respect to the Holisto Ordinary Shares by making a timely and valid QEF election (if eligible to do so). However, a U.S. Holder may make a QEF election with respect to its Holisto Ordinary Shares only if Holisto provides U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations, including the information provided in a PFIC Annual Information Statement. There can be no assurance, however, that Holisto will have timely knowledge of its status as a PFIC in the future or that Holisto will timely provide such information for such years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election.

A U.S. Holder that makes a QEF election with respect to its Holisto Ordinary Shares would generally be required to include in income for each year that Holisto is treated as a PFIC the U.S. Holder’s pro rata share of Holisto’s ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of the Holisto Ordinary Shares. Any net deficits or net capital losses of Holisto for a taxable year, however, would not be passed through and included on the tax return of the U.S. Holder. A U.S. Holder’s basis in the Holisto Ordinary Shares would be increased by the amount of income inclusions under the QEF rules. Dividends actually paid on the Holisto Ordinary Shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in the Holisto Ordinary Shares by a corresponding amount. If Holisto owns any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to Holisto’s providing the relevant tax information for each Lower-Tier PFIC on an annual basis. There can be no assurance that Holisto will have timely knowledge of the status of any such Lower-Tier PFIC. In addition, Holisto may not hold a controlling interest in any such Lower-Tier PFIC and thus there can be no assurance Holisto will be able to cause the Lower-Tier PFIC to provide such required information.

If a U.S. Holder does not make a QEF election effective from the first taxable year of a U.S. Holder’s holding period for the Holisto Ordinary Shares in which Holisto is a PFIC (or a mark-to-market election, as discussed below), then the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the excess distribution rules to its Holisto Ordinary Shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold the Holisto Ordinary Shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the excess distribution rules described above. As a result of the “deemed sale” election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Holisto Ordinary Shares.

It is not entirely clear how various aspects of the PFIC rules apply to the Holisto Warrants. However, a U.S. Holder may not be eligible to make a QEF election with respect to its Holisto Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants) and Holisto was a PFIC at any time during the U.S. Holder’s holding period of such warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above.

If a U.S. Holder that exercises such warrants properly makes and maintains a QEF election with respect to the newly acquired Holisto Ordinary Shares (or has previously made a QEF election with respect to the Holisto Ordinary Shares), the QEF election will apply to the newly acquired Holisto Ordinary Shares. Notwithstanding such QEF election, the rules relating to “excess distributions” discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Holisto Ordinary Shares (which under proposed regulations will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Holisto Warrants), unless the U.S. Holder makes a “deemed sale” election under the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing “deemed sale” elections to their particular circumstances.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder that is eligible to make a QEF election with respect to its Holisto Ordinary Shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder’s timely filed tax return for the year in which the election becomes effective. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

Alternatively, if Holisto is a PFIC and Holisto Ordinary Shares constitute “marketable stock” (as defined below), a U.S. Holder may make a mark-to-market election for such holder’s Holisto Ordinary Shares with respect to such shares for the first taxable year in which it holds (or is deemed to hold) Holisto Ordinary Shares and each subsequent taxable year to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election with respect to its Holisto Ordinary Shares, such U.S. Holder generally will include in income for each year that Holisto is treated as a PFIC with respect to such Holisto Ordinary Shares an amount equal to the excess, if any, of the fair market value of the Holisto Ordinary Shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the Holisto Ordinary Shares as of the beginning of such taxable year. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Holisto Ordinary Shares over their fair market value as of the close of the taxable year, however, deductions will be allowed only to the extent of any net mark-to-market gains on the Holisto Ordinary Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Holisto Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Holisto Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Holisto Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Holisto Ordinary Shares previously included in income. A U.S. Holder’s basis in the Holisto Ordinary Shares will be adjusted to reflect any mark-to-market gain or loss. If a U.S. Holder makes a mark-to-market election, any distributions Holisto makes would generally be subject to the rules discussed above under “— Distributions on Holisto Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply. Currently, U.S. Holders of Holisto Warrants may not be able to make a mark-to-market election with respect to their Holisto Warrants.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Holisto Ordinary Shares, which are expected to be listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that Holisto Ordinary Shares will be “regularly traded” for purposes of these rules. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless Holisto Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the excess distribution rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for Holisto Ordinary Shares.

If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for the Holisto Ordinary Shares in which Holisto is a PFIC, then the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a mark-to-market election with respect to the Holisto Ordinary Shares in a later year will continue to be subject to the excess distribution rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the excess distribution rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to such holder’s Holisto Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective.

U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS. U.S. Holders should consult their tax advisors regarding any reporting requirements that may apply to them if Holisto is a PFIC.

The rules dealing with PFICs and with the QEF, “deemed sale,” and mark-to-market elections are very complex and are affected by various factors in addition to those described above. U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Non-U.S. Holders

The section applies to Non-U.S. Holders of Holisto Ordinary Shares and Holisto Warrants. For purposes of this discussion, a Non-U.S. Holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of Holisto Ordinary Shares or Holisto Warrants that is for U.S. federal income tax purposes not a U.S. Holder, including:

•        a nonresident alien individual, other than certain former citizens and residents of the U.S. subject to U.S. tax as expatriates;

•        a foreign corporation; or

•        a foreign estate or trust;

but generally does not include a beneficial owner who has been or is engaged in the conduct of a trade or business within the U.S. or an individual who is present in the U.S. for 183 days or more in the taxable year of the disposition of Holisto Ordinary Shares or Holisto Warrants (except to the extent discussed below). If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of exercising redemption rights with respect to Moringa Ordinary Shares or the ownership and disposition of Holisto Ordinary Shares or Holisto Warrants.

Non-U.S. Holders Exercising Redemption Rights with Respect to Moringa Ordinary Shares

The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. Holder’s Moringa Ordinary Shares generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s Moringa Ordinary Shares, as described above under “— U.S. Holders Exercising Redemption Rights with Respect to Moringa Ordinary Shares.”

Subject to the discussion below concerning backup withholding, if such a redemption qualifies as a sale of the Moringa Ordinary Shares, any redeeming Non-U.S. Holder will generally not be subject to U.S. federal income tax or withholding tax on any gain recognized as a result of the redemption or be able to utilize a loss in computing U.S. federal income tax liability unless one of the exceptions described below under “— U.S. Federal Income Tax Consequences of the Ownership and Disposition of Holisto Ordinary Shares and Holisto Warrants to Non-U.S. Holders” applies in respect of gain from the disposition of Moringa Ordinary Shares. Moreover, redeeming Non-U.S. Holders may be subject to U.S. federal income tax on any gain recognized as a result of the redemption if Moringa Ordinary Shares constitutes a U.S. real property interest by reason of Moringa’s status as a U.S. real property holding corporation for U.S. federal income tax purposes. Moringa believes that it is not and has not been at any time since its formation a U.S. real property holding corporation.

Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its Moringa Ordinary Shares and then, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such Moringa Ordinary Shares, which will be treated as described in the paragraph immediately above. A redemption treated as a dividend by Moringa to a Non-U.S. Holder that is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and if an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder in the U.S.) will generally not be subject to U.S. withholding tax, provided such Non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same corporate or graduated individual rates applicable to U.S. Holders (together with branch profits tax, at a 30% rate, or such lower rate specified by an applicable tax treaty, as adjusted for certain items, if such Non-U.S. Holder is a corporation).

IF YOU ARE A NON-U.S. HOLDER OF MORINGA COMMON STOCK CONTEMPLATING EXERCISE OF YOUR REDEMPTION RIGHTS, WE URGE YOU TO CONSULT YOUR TAX ADVISOR CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Holisto Ordinary Shares and Holisto Warrants to Non-U.S. Holders

Subject to the discussion below concerning backup withholding, any (i) dividends of cash or property (including constructive distributions treated as dividends as further described under the heading “U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of Holisto Ordinary Shares and Holisto Warrants to U.S. Holders — Possible Constructive Distributions”) paid or deemed paid to a Non-U.S. Holder in respect of Holisto Ordinary Shares or (ii) gain realized upon the sale or other taxable disposition of Holisto Ordinary Shares and/or Holisto Warrants by a Non-U.S. Holder generally will not be subject to U.S. federal income taxation or withholding tax unless:

•        the gain or dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or a “fixed base” in the United States to which such gain is attributable); or

•        in the case of any gain, the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Gain or distributions described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a Holisto Warrant, or the lapse of a Holisto Warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a Holisto Warrant by a U.S. Holder, as described under “U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of Holisto Ordinary Shares and Holisto Warrants to U.S. Holders — Exercise, Lapse or Redemption of a Holisto Warrant” above, although to the extent a cashless exercise or lapse results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of the Holisto Ordinary Shares and Holisto Warrants.

The characterization for U.S. federal income tax purposes of the redemption of the Non-U.S. Holders of Holisto Warrants generally will correspond to the U.S. federal income tax treatment of such a redemption of a U.S. Holder’s warrants, as described under “U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition

of Holisto Ordinary Shares and Holisto Warrants to U.S. Holders — Exercise, Lapse or Redemption of a Holisto Warrant” above, and the consequences of the redemption to the Non-U.S. Holder will be as described in the first paragraph above under the heading “— U.S. Federal Income Tax Consequences of the Ownership and Disposition of Holisto Ordinary Shares and Holisto Warrants to Non-U.S. Holders” based on such characterization.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Information reporting requirements may apply to cash received in redemption of Moringa Ordinary Shares, dividends received by U.S. Holders of Holisto Ordinary Shares, and the proceeds received on the disposition of Holisto Ordinary Shares effected within the U.S. (and, in certain cases, outside the U.S.), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any redemptions treated as dividend payments with respect to Moringa Ordinary Shares or Holisto Ordinary Shares and proceeds from the sale, exchange, redemption or other disposition of Holisto Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be required to be filed with the IRS in connection with, and Non-U.S. Holders may be subject to backup withholding on amounts received in respect of, a Non-U.S. Holder’s disposition of Moringa securities or their Holisto Ordinary Shares, unless the Non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. Holder otherwise establishes an exemption. Dividends paid with respect to Holisto Ordinary Shares and proceeds from the sale of other disposition of Holisto Ordinary Shares received in the U.S. by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

Additional Reporting Requirements

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of applicable dollar thresholds are required to report information to the IRS relating to Holisto Ordinary Shares and Holisto Warrants, subject to certain exceptions (including an exception for Holisto Ordinary Shares and Holisto Warrants held in accounts maintained by U.S. financial institutions), by attaching an IRS Form 8938 to their tax return, for each year in which they hold Holisto Ordinary Shares or Holisto Warrants. Failure to do so, if required, will extend the statute of limitations (potentially including with respect to items that do not relate to a U.S. Holder’s investment in the Holisto Ordinary Shares or Holisto Warrants) until such required information is furnished to the IRS and may result in significant penalties. U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Holisto Ordinary Shares and Holisto Warrants.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE MERGER, THE EXERCISE OF YOUR REDEMPTION RIGHTS WITH RESPECT TO Moringa ORDINARY SHARES, AND OF THE OWNERSHIP AND DISPOSITION OF HOLISTO ORDINARY SHARES AND HOLISTO WARRANTS, AS APPLICABLE, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

MATERIAL ISRAELI TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership, and disposition of the Holisto Ordinary Shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli tax considerations and Government Programs

The following is a brief summary of certain material Israeli tax laws applicable to Holisto and certain Israeli governmental programs that benefit Holisto.

This section also contains a discussion of certain material Israeli tax consequences concerning the ownership and disposition of Holisto Ordinary Shares purchased by investors. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, Holisto cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. The discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below, possibly with a retroactive effect.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax. The corporate tax rate in 2022 and thereafter is 23% of their taxable income. Real capital gains (meaning capital gains minus the change in index) derived by an Israeli company are generally subject to corporate tax rate.

Law for the Encouragement of Capital Investments, 5719 1959

The Law for the Encouragement of Capital Investments, 5719 1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended effective as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011, were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived from its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, together with amendments to the Investment Law from 2014 and 2017, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends distributed from income which is attributed to a “Preferred Enterprise” should generally be subject to withholding tax at source at the following rates: (i) Israeli resident corporations−0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals−20% (iii) non-Israeli residents (individuals and corporations)− subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing for a reduced tax rate, 20% or such lower rate as may be provided under the provisions of any applicable double tax treaty.

Since Holisto has Net Operation Losses Holisto hasn’t examined its eligibility for the tax benefits under 2011 Amendment.

Tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provided new tax benefits for two types of “Technological Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions should qualify as a Preferred Technological Enterprise (“PTE”) and thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE located in development zone “A”. In addition, a PTE will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million, and the sale received prior approval from the IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions (group turnover of at least NIS 10 billion) should qualify as a “Special Preferred Technological Enterprise” and thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise should enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technological Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million should be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed out of Preferred Technological Income to Israeli shareholders by a PTE or a Special Preferred Technological Enterprise, should generally be subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders a lower rate may be provided in an applicable tax treaty, but in either case, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is generally required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, should apply subject to the receipt in advance of a valid certificate from the ITA allowing for such reduced tax rate). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate should be 4% (or such lower rate as may be provided in an applicable tax treaty, in either case, subject to the receipt in advance of a valid certificate from the ITA allowing for such reduced tax rate).

Since Holisto has Net Operation Losses Holisto hasn’t examined its eligibility for the tax benefits under 2017 Amendment.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, in scientific research in the fields of industry, agriculture, transportation or energy, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•        The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•        The research and development must be for the promotion of the company; and

•        The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that are unqualified under the conditions above are deductible in equal amounts over three years.

From time to time Holisto may apply to the IIA for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Taxation of Holisto’s shareholders

Capital Gains Tax on Sales of Holisto’s Ordinary Shares

Capital gain tax is imposed on the disposition of capital assets by an Israeli resident for tax purposes, and on the disposition of such assets by a non-Israeli resident for tax purposes if those assets are (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets the majority of which are located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus. Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s cost base that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus attributed to the period after December 31, 1993, is not currently subject to tax in Israel.

Real Capital Gain accrued by individuals on the sale of our shares should be taxed at the rate of 25%. However, if the individual shareholder is a “Substantial Shareholder” at the time of sale or at any time during the preceding 12-month period, such capital gain should be taxed at the rate of 30%. A “Substantial Shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, 10% or more of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Furthermore, where an individual claimed real interest expenses and linkage differentials on securities, the capital gain on the sale of the securities should be taxed at a rate of 30%. Real Capital Gain derived by corporations should generally be subject to the corporate tax rate (23% in 2022 and thereafter).

Capital gains taxes applicable to non-Israeli resident shareholders

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, will be exempt from Israeli capital gains tax if, among other conditions, the shares were not held through a permanent establishment that the non-resident maintains in Israel, or the purchase of the shares was from a related party, and was subject to part E2 of the Ordinance. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States Israel Tax Treaty (a “U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares by the U.S. Resident would be subject to Israeli tax (unless exempt under the Israeli domestic law as described above). Under the United States Israel Tax Treaty, the gain may be treated as foreign source income for United States foreign tax credit purposes, upon an election by the U.S. Resident, and such U.S. Resident may be permitted to claim a credit for such taxes against the United States federal income tax imposed on such sale, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits. The United States Israel Tax Treaty does not provide such credit against any United States state or local taxes.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale, by presenting a valid withholding certificate issued by the ITA prior to the applicable payment. In addition, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as a non-Israeli resident for tax purposes, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes.

Capital gains taxes applicable to Israeli resident shareholders.

An Israeli resident corporation who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate (currently of 23%). An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder is claiming deduction of interest expenditures or he is a “Substantial Shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2022). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the shares.

Taxation of Israeli shareholders on receipt of dividends.

An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person who is a “Substantial Shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company, as such term is used in the Israeli Securities Law, 5728-1968, (whether the recipient is a Substantial Shareholder or not). If the recipient of the dividend is an Israeli resident corporation such dividend income will be exempt from tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is liable to Israeli corporate tax. An exempt trust fund, pension fund or other entity that is exempt from tax under section 9(2) or section 129C(a)(1) of the Ordinance is exempt from tax on dividend.

With respect to the taxation of Dividends distributed from income which is attributed to a “Preferred Enterprise” please see section “Tax benefits under the 2011 Amendment.”

With respect to the taxation of Dividends distributed out of Preferred Technological Income by a PTE or a Special Preferred Technological Enterprise please see section “Tax benefits under the 2017 Amendment that became effective on January 1, 2017.”

Taxation of non-Israeli shareholders on receipt of dividends.

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). With respect to a person who is a “Substantial Shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a Substantial Shareholder or not), or 20% if the dividend is distributed from income attributed to a Preferred Enterprise or PTE or such lower rate as may be provided in an applicable tax treaty, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate. For example, under the United States Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, Approved Enterprise or Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, and 15% rate to dividends generated from income derived from an Approved Enterprise, or a Benefited Enterprise, or a Preferred Enterprise, in each case within the applicable period, distributed to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year. Such rates (the 12.5% or 15% as mentioned above and as applicable) does not apply if the distributing company has certain amounts of passive income (not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest). The aforementioned rates under the U.S. Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the Treaty U.S. Resident in Israel. If the dividend is attributable partly to income derived from a Preferred Enterprise and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in the Code.

A non-Israeli resident who receives dividends from which all due tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay surtax (as further explained below).

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual taxable income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 663,240 for 2022, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Israeli law presently does not impose estate tax or gift tax.

Israeli Tax Rulings

Moringa intends to file an application with the ITA for a tax ruling (the “Moringa Tax Ruling”), which is intended, if and when it is obtained, to provide, among other things, the following: (i) the tax event of the exchange of the Moringa Class A Ordinary Shares for Holisto Ordinary Shares will be deferred in accordance with the provisions of Section 104H of the Ordinance until the actual sale of the Holisto Ordinary Shares (less favorable tax deferral provisions and certain limitations may apply to the Sponsor of Moringa, which is an Israeli resident for tax purposes);

(ii) the exchange of Moringa warrants for Holisto warrants will not be a taxable event in Israel (which ruling may be subject to customary conditions regularly associated with such a ruling); and (iii) Holisto will not be required to withhold Israeli tax on any consideration paid to the Moringa shareholders.

In addition, Holisto intends to file an application with the ITA for a tax ruling (the “Holisto Tax Ruling” and together with the Moringa Tax Ruling, the “Tax Rulings”) confirming that (i) the Capital Restructuring will not result in a Tax event for Israeli Tax purposes, and (ii) for Israeli Tax purposes, capital reductions that may be effected in Moringa following the Closing, shall be classified as a capital event of return on investment or repurchase of Moringa’s stock, which is not subject to Tax in Israel.

There is no assurance that the Tax Rulings will be obtained, and if obtained, they may contain such provisions, terms and conditions as the ITA may prescribe. Certain categories of shareholders may be excluded from the scope of any eventual ruling granted by the ITA, and the final determination of the types of holders of Moringa Class A Ordinary Shares to be covered by the ruling will be subject to the ITA’s determination. The Tax Rulings remain subject to ongoing discussions with the ITA.

INFORMATION ABOUT MORINGA

Moringa’s Incorporation

Moringa was incorporated to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

On February 19, 2021, Moringa completed its initial public offering of 10,000,000 Moringa Units, with each unit consisting of one Moringa Class A Ordinary Share and one-half of one Moringa Warrant, with each whole Moringa Warrant entitling the holder thereof to purchase one Moringa Class A ordinary share at a price of $11.50. On March 3, 2021, Moringa consummated an additional closing for the IPO following the underwriters’ exercise in full of their over-allotment option to purchase an additional 1,500,000 Moringa Units. Moringa raised total gross proceeds of approximately $115,000,000 (in addition to funds raised from the sale of Moringa Private Units in concurrent private placements).

Substantially concurrently with the two closings of the IPO, Moringa completed the private placement of 350,000 and 30,000 Moringa Private Units, in the aggregate, respectively, to the Sponsor and EBC at a purchase price of $10.00 per Moringa Private Unit, generating gross proceeds of $3,500,000 and $300,000, respectively.

In connection with Moringa’s organization, Moringa issued an aggregate of 2,875,000 Founder Shares to the Sponsor, for $25,000 in cash, of which up to 375,000 shares were subject to forfeiture to the extent that the underwriters for the IPO would not exercise their overallotment option in full. As a result of the full exercise of the underwriters’ over-allotment option, the Sponsor did not forfeit any Founder Shares.

Since the IPO, Moringa’s activity has been limited to the evaluation of business combination candidates and, since the execution of the Business Combination Agreement, pursuing the consummation of the Business Combination.

The mailing address of Moringa’s principal executive office is 250 Park Avenue, 7th Floor, New York, NY, 10017, and its telephone number is (212) 572-6395. After the consummation of the Merger, Moringa’s principal executive office will be that of Holisto.

Trust Account

Following the respective closings of the IPO and private placement, Moringa deposited a total of $100,000,000 and $15,000,000 in the Trust Account, at Goldman Sachs & Co. and at JP Morgan Chase, respectively, which are maintained by Continental Stock Transfer & Trust Company acting as trustee. The funds in the Trust Account are invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by Moringa. Except with respect to interest earned on the funds held in the Trust Account that may be released to Moringa to pay its income tax obligations (less up to $100,000 of interest to pay dissolution expenses), the proceeds will not be released from the Trust Account until the earliest of (a) the completion of Moringa’s initial business combination, (b) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the Existing Moringa Articles (i) to modify the substance or timing of Moringa’s obligation to allow redemption in connection with its initial business combination or to redeem the Moringa Public Shares if it does not complete an initial business combination by August 19, 2023, including any proposed extension of the date by which Moringa must complete its initial business combination, or (ii) with respect to any other provision relating to shareholders’ rights or pre-business combination activity and (c) the redemption of the Moringa Public Shares if Moringa is unable to complete its initial business combination by August 19, 2023 or such later date as has been approved by Moringa’s shareholders, subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of Moringa’s creditors, if any, which could have priority over the claims of Moringa’s public shareholders.

On February 9, 2023, Moringa held an extraordinary general meeting in lieu of 2022 annual general meeting, at which Moringa’s shareholders approved, among other matters, an amendment to the Moringa Existing Articles to implement the Extension. In connection with the Extension, $90,750,218 was paid from the Trust Account to 8,910,433 Moringa Public Shares that were redeemed, leaving approximately $26,454,000 in the Trust Account (including interest accrued over time on the investments in the trust and including the first $80,000 contributed by the Sponsor on February 19, 2023). The Sponsor undertook, in connection with the Extension, to contribute (in the form of a loan to Moringa, which is not repayable from the Trust Account) $80,000 to the Trust Account on the 19th day of each calendar month until August 19, 2023 or such earlier date that the Moringa board determines to liquidate Moringa or the date on which the Business Combination is completed. The first such contribution was completed on February 19, 2023. As of the date of this proxy statement/prospectus, there is approximately $         on deposit in the Trust Account.

Emerging Growth Company; Smaller Reporting Company

Moringa is, and, following the Merger Holisto will be, an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, Moringa is, and Holisto will be, eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find Moringa’s securities, and, following the Merger, Holisto’s securities, less attractive as a result, there may be a less active trading market for such securities and the prices of the securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Moringa and Holisto intend to take advantage of the benefits of this extended transition period.

If the Merger is not completed Moringa will remain, and following completion of the Merger, Holisto will be, an emerging growth company until the earlier of (1) the last day of the fiscal year (a) ending on December 31, 2025 for Moringa and 2026 for Holisto, (b) in which Moringa or Holisto has total annual gross revenue of at least $1.235 billion, or (c) in which Moringa or Holisto is deemed to be a large accelerated filer, which means the market value of the Moringa Class A Ordinary Shares or Holisto Ordinary Shares that is held by non-affiliated shareholders exceeds $700 million as of the prior June 30th, and (2) the date on which Moringa or Holisto has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Additionally, Moringa is a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Moringa or Holisto will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common equity held by non-affiliates exceeds $250 million as of the end of the prior June 30th, or (2) its annual revenues exceeded $100 million during such completed fiscal year and the market value of its common equity held by non-affiliates exceeds $700 million as of the prior June 30th.

Fair Market Value of Target Business

The target business or businesses that Moringa acquires must collectively have a fair market value equal to at least 80% of the assets held in the Trust Account (net of amounts previously disbursed to the Company’s management for taxes) at the time of the execution of a definitive agreement for its initial business combination, although Moringa may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance. Moringa’s board of directors has determined that this test is met in connection with the proposed Business Combination with Holisto.

Liquidation if No Business Combination

Under the Existing Moringa Articles, as amended, if Moringa does not complete a business combination by August 19, 2023, Moringa will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Moringa Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses (which interest shall be net of taxes payable) divided by the number of then issued and outstanding Moringa Public Shares, which redemption will completely extinguish Moringa Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Moringa’s remaining shareholders and the Moringa Board, liquidate and dissolve, subject in each case to Moringa’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Existing Moringa Articles provide that Moringa will only redeem its Moringa Public Shares so long as (after such redemption) its net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of its initial business combination and after payment of underwriters’ fees and commissions (so that we are not subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to our initial business combination. The Plan of Merger with Holisto does not impose any such greater requirement. Under the proposed amendment to the Existing Moringa Articles, which shareholders will be asked to approve at the Meeting as part of the Merger Proposal, the provisions containing the Net Tangible Asset Requirement will be deleted from the Existing Moringa Articles.

The Existing Moringa Articles provide that a Moringa Public Shareholder, together with any affiliate of such shareholder and any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 1,725,000 Moringa Class A Ordinary Shares, which is 15% of the Moringa Public Shares.

Each of the Sponsor and Moringa’s officers and directors have agreed to waive their rights to participate in any distribution from the Trust Account or other assets with respect to the Founder Shares and Moringa Class A Ordinary Shares they own (other than with respect to any Moringa Public Shares they may hold if Moringa fails to consummate a business combination within the required time period). There will be no distribution from the Trust Account with respect to Moringa Warrants, which will expire worthless if Moringa is liquidated.

The proceeds deposited in the Trust Account could, however, become subject to the claims of Moringa’s creditors which would be prior to the claims of the Moringa Public Shareholders. Although Moringa has obtained waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses Moringa has negotiated with, including Holisto, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, and although Moringa will seek such waivers from vendors it engages in the future, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the Trust Account notwithstanding such agreements.

The Sponsor has agreed that it will be liable to Moringa if and to the extent any claims by a third party (other than Moringa’s independent auditor) for services rendered or products sold to Moringa, or a prospective target business with which Moringa has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per Moringa Public Share or (ii) the actual amount per Moringa Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Moringa Public Share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. Moringa has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of Moringa and, therefore, the Sponsor may not be able to satisfy those obligations. Moringa has not asked the Sponsor to reserve for such obligations.

Employees

Moringa currently has two officers. These individuals are not obligated to devote any specific number of hours to Moringa’s matters but they devote as much of their time as they deem necessary to Moringa’s affairs and they intend to continue doing so until Moringa has completed its initial business combination. The amount of time they devote in any time period will vary based on whether a target business has been selected for Moringa’s initial business combination and the stage of the initial business combination process it is in. Moringa does not intend to have any full-time employees prior to the completion of its initial business combination.

Directors and Executive Officers

Moringa’s officers and directors are as follows:

Name	Age	Position
Ilan Levin	56	Director, Secretary and Chief Executive Officer
Gil Maman	39	Chief Financial Officer
Dan Yalon	49	Advisor
Craig Marshak	62	Director
Ruth Alon	70	Director
Michael Basch	37	Director
Eric Brachfeld	60	Director

Ilan Levin, Director and Chief Executive Officer.    Mr. Levin, Moringa’s co-founder, has been involved, for approximately 25 years, as an executive and venture capital/private equity investor in high tech Israel related ventures. From 2000 to 2018, Mr. Levin was a member of the Board and Executive Committee of Objet Ltd., which as a result of a merger with Stratasys, Inc. in 2012, formed Stratasys Ltd. (NASDAQ: SSYS), the pioneer and global leader in 3D printing. During his tenure at Objet/Stratasys, Mr. Levin held various positions including President, Vice Chairman and from 2016 to 2018, Chief Executive Officer. From 2004 to 2009, Mr. Levin was the Chief Executive Officer of CellGuide, a developer of software-based GPS for mobile devices. Since 1997, Mr. Levin has also served as a member of the board of directors and as an advisor for a wide variety of Israel-based technology-related companies, including currently serving as Chairman of Vision Sigma (TLV: VISN:IT), an Israel-based real estate and investment company. Early in his career, Mr. Levin was a practicing attorney focusing on corporate and securities related matters. In addition to his role as our Chairman and Chief Executive Officer, Mr. Levin also serves as the sole director and sole equity owner of an Israeli company that serves as the sole general partner of our sponsor. Mr. Levin earned an LL.B. from Tel Aviv University and a B.A.Sc. in Industrial Engineering from the University of Toronto.

Gil Maman, Chief Financial Officer.    Mr. Maman has extensive experience in managing and executing global merger and acquisition transactions, joint ventures and other investment transactions in high tech environments, having most recently served from 2018 to February 2020, as Vice President Corporate Development and Strategy at SimilarWeb, a leading Israeli based internet company providing a globally recognized market intelligence platform, where he managed and executed merger and acquisition, partnership and data acquisition transactions. Prior to SimilarWeb, Mr. Maman was at Stratasys (NASDAQ: SSYS) as Director of Corporate Development, managing and executing on mergers and acquisitions, joint venture IP licensing and marketing initiatives valued over $1 billion, and later at MakerBot as Chief Operating Officer. MakerBot is a Brooklyn-based Stratasys subsidiary focused on desktop 3D printing, where Mr. Maman was responsible for overseeing the company’s operations, including corporate development, manufacturing, supply chain and logistics, customer support, data warehouse, and analysis and information systems. Early in his career, Mr. Maman was a strategy consultant at Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, in Israel, leading a team of associates and interns in merger and acquisition matters, including valuation analysis, accounting matters relating to deal execution and other related services. Mr. Maman has a B.S. in Accounting and Economics from Ben-Gurion University, Israel, and he is a CPA (Israel) and has served in the Israel Defense Forces (IDF) as a second lieutenant in the 8200 unit, an Israeli Intelligence Corps unit responsible for collecting signal intelligence and code decryption of the IDF.

Craig J. Marshak, Director.    Mr. Marshak has a 25-year track record in investment banking, private equity and venture capital, in each case with a significant Israel-based focus. Since January 2010, Mr. Marshak has served as Managing Director at Israel Venture Partners, or IVP, a platform used by him and investment colleagues to identify opportunistic Israel based global growth enterprises. Previously, Mr. Marshak served as a Managing Director, and the Global Co-Head, of the Nomura Technology Investment Growth Fund, a merchant banking fund operated from within the London offices of Nomura Securities, focused on growth-stage and venture capital investments in Israel, Silicon Valley and North America. Prior to holding that position, he served as a Director, Investment Banking, in the Restructuring and International Corporate Finance and Cross-Border Capital Markets groups at Schroders, for both its New York and London offices. Mr. Marshak started his career at Morgan Stanley’s merchant banking division in New York. Mr. Marshak has played a principal role in many investments in Israeli companies, most notably (while at the Nomura Technology Investment Growth Fund) the first institutional round for Shopping.com (NASDAQ: SHOP) (which was sold to eBay, after its IPO) and organizing the first institutional round for CyberArk (NASDAQ: CYBR). Mr. Marshak currently serves as a director of Nukkleus Inc., a financial technology company whose shares are traded publicly in the U.S. He earned an A.B. in Political Science and Economics from Duke University, as well as a J.D. from Harvard Law School.

Ruth Alon, Director.    Ms. Alon is the Founder and Chief Executive Officer of Medstrada, which was started in 2016. From 1997 until 2016, Ms. Alon served as a General Partner in Pitango Venture Capital, where she headed the life sciences activities and helped to facilitate the acquisition of several of the company’s portfolio companies. Currently, Ms. Alon also serves on the board of directors of a number of private and public companies as a member or chairperson, including Vascular Biogenics Ltd. (NASDAQ: VBLT), Brainsgate and KadimaStem. Ms. Alon previously worked on Wall Street where she held senior positions as a senior medical device analyst with Montgomery Securities (from 1981 to 1987) and Kidder Peabody & Co. (from 1987 to 1993). In addition, Ms. Alon also managed her own independent consulting business in San Francisco from 1995 to 1996, providing broad-based services to early-stage companies and venture capitalists in the medical devices industry. Ms. Alon was also instrumental in the establishment, in 2005, of Israel Life Science Industry (ILSI), a not-for-profit organization which represented, as of 2005, the mutual goals of approximately 700 Israeli life science companies. She is the Co-Founder of IATI, an umbrella organization established in 2012, representing Israel’s High Tech and Life Sciences industries. Ms. Alon holds a B.A. in Economics from the Hebrew University of Jerusalem, an M.B.A. from Boston University, and a M.Sc. from the Columbia University School of Physicians and Surgeons.

Michael Basch, Director.    Mr. Basch has been, since January 2020, the Founder and Managing Partner of Atento Capital, a Tulsa-based investment firm engaged in early stage, direct venture capital and private equity investments, as well as fund investments. Since November 2017, Mr. Basch has also worked as a consultant with the George Kaiser Family Foundation of Tulsa, seeking investment, partnership, and other opportunities to expand Tulsa’s economic footprint. Mr. Basch has over 15 years of operational and investment experience both as an operator and executive of businesses, and as an angel investor. From July 2014 to August 2016, he was the President of Spotad, an Israel-based mobile advertising company, and then continued as an advisor to Spotad from August 2016 to January 2019. Prior to that time, Mr. Basch was a partner and executive of Bamko, a promotional merchandise company, from August 2005 to August 2014. Mr. Basch also serves as an Adjunct Professor at the University of Tulsa. Mr. Basch earned both his BA and MBA from the University of Southern California’s Marshall School of Business.

Eric Brachfeld, Director.    Mr. Brachfeld has been, since September 2014, a Founder and Managing Partner of Manhattan Venture Partners, a research-driven asset management firm specializing in the institutionalization of a secondary market for late-stage, venture-backed pre-IPO companies. Manhattan Venture Partners has been an investor in companies such as: Spotify, DocuSign, Postmates, Lyft, Pinterest, Cloudera, Palantir, DraftKings, and Airbnb. Mr. Brachfeld has more than 30 years of experience as an investment banker and entrepreneur and has provided financial and strategic advice and has structured transactions for a broad range of companies and investors. Prior to launching Manhattan Venture Partners, he was a Partner at Citizen VC, Inc., a financial technology and investment firm, where he led the firm’s investment banking efforts. Mr. Brachfeld co-founded Gentry New York, which later merged with Gentry Financial Holdings Group. At Gentry, Mr. Brachfeld was head of investment banking and CEO of Gentry Securities, their broker-dealer subsidiary. Previously, Mr. Brachfeld co-founded and led investment banking efforts at Ledgemont Capital Group and Indigo Ventures, firms which raised capital for and invested in early and growth stage companies. Prior to those firms, Mr. Brachfeld was an Associate and then General Partner at McFarland Dewey & Co., a boutique investment banking firm. He began his career at McKinney Advertising. Mr. Brachfeld received a BA in Economics from the University of Pennsylvania and an MBA, with Honors, from the Stern School of Business, New York University. He holds FINRA Series 7, Series 63, Series 24, Series 79 and Series 99 licenses.

Dan Yalon, Advisor.    Mr. Yalon has, for approximately 20 years, held senior management positions at several of Israel’s largest high technology companies. Since August 2020, he has been a Venture Partner at Moringa Capital, an investment and consultancy firm and an affiliate of our sponsor. Since 2018, Mr. Yalon has served as Chief Business Officer at SimilarWeb. From 2012 to 2018, Mr. Yalon served as Executive Vice President at Stratasys (NASDAQ: SSYS). At Stratasys, Mr. Yalon played a key part in executing the Stratasys — Objet merger in 2012, followed by a series of over 10 acquisitions valued at over $1 billion in the aggregate. Previously, Mr. Yalon served as Chief Strategy Officer at NICE Systems (NASDAQ: NICE), a worldwide leader in enterprise software solutions in the customer engagement and financial compliance market segments and as Head of Strategy and New Business Initiatives at Amdocs (NASDAQ: DOX), the global leader in business operations software for communications, cable, satellite and other related service providers. Mr. Yalon is a graduate of Harvard Business School’s AMP program and holds a dual degree of B.A. in Business and LL.B (Law) from the Hebrew University in Jerusalem.

Director Independence

Nasdaq listing standards require that a majority of Moringa’s board of directors be independent within one year of our initial public offering. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Moringa’s board of directors has determined that each of Messrs. Basch and Brachfeld, and Ms. Alon, is an “independent director” as defined in the Nasdaq listing standards and applicable SEC rules. Moringa’s audit committee and compensation committee are each entirely composed of independent directors meeting Nasdaq’s and the SEC’s additional requirements applicable to members of those committees. Moringa’s independent directors have regularly scheduled meetings at which only independent directors are present.

Number and Terms of Office of Officers and Directors

Moringa’s Board consists of five members. Holders of Founder Shares appointed each of Moringa’s directors prior to consummation of its IPO for a two-year term, and holders of Moringa Public Shares do not have the right to vote on the appointment of directors during such term. The provisions of the Existing Moringa Articles regarding director term may only be amended by a special resolution passed by at least 90% of the Moringa Ordinary Shares voting in a general meeting. Subject to any other special rights applicable to the shareholders, any vacancies on our board of directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board or by a majority of the holders of our Founder Shares. Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association provide that our officers may consist of a Chairman, Chief Executive Officer, President, Chief Financial Officer, Vice Presidents, Secretary, Assistant Secretaries, Treasurer and such other offices as may be determined by the board of directors.

Committees of Moringa’s Board of Directors

Pursuant to Nasdaq listing rules Moringa has established two standing committees - an audit committee in compliance with Section 3(a)(58)(A) of the Exchange Act and a compensation committee, each comprised entirely of independent directors. In lieu of a standing nominating committee, a majority of Moringa’s independent directors may recommend a director nominee for selection by the board of directors (as described below under “Nominating Committee”).

Audit Committee

Moringa has established an audit committee of the board of directors. Messrs. Basch and Brachfeld, and Ms. Alon serve as members of Moringa’s audit committee and Mr. Brachfeld serves as the chairman of the audit committee. Under the Nasdaq listing standards and applicable SEC rules, Moringa is required to have at least three members of the audit committee, all of whom must be independent, subject to certain phase-in provisions. Each such prospective member of Moringa’s audit committee meets the independent director standard under Nasdaq listing standards and under Rule 10A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate and Moringa’s board of directors has determined that Mr. Brachfeld qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

Moringa has adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by Moringa;

•        pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by Moringa, and establishing pre-approval policies and procedures;

•        reviewing and discussing with the independent auditors all relationships the auditors have with Moringa in order to evaluate their continued independence;

•        setting clear hiring policies for employees or former employees of the independent auditors;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        meeting to review and discuss Moringa’s annual audited financial statements and quarterly financial statements with management and the independent auditor;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to Moringa entering into such transaction; and

•        reviewing with management, the independent auditors, and Moringa’s legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding Moringa’s financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

Moringa has established a compensation committee of the board of directors. Ms. Alon and Mr. Brachfeld serve as members of Moringa’s compensation committee and Ms. Alon serves as the chairperson of the compensation committee. Under the Nasdaq listing standards and applicable SEC rules, Moringa is required to have at least two members of the compensation committee, all of whom must be independent, subject to certain phase-in provisions. Each such member of Moringa’s compensation committee meets the independent director standard under Nasdaq listing standards and Rule 10C-1 of the Exchange Act applicable to members of the compensation committee.

Moringa has adopted a compensation committee charter, which details the purpose and responsibility of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to Moringa’s Chief Executive Officer’s compensation (if any is paid by Moringa), evaluating Moringa’s Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of Moringa’s Chief Executive Officer based on such evaluation;

•        reviewing and making recommendations to Moringa’s board of directors with respect to the compensation (if any) and any incentive-compensation of all of Moringa’s other officers;

•        reviewing Moringa’s executive compensation policies and plans;

•        implementing and administering Moringa’s incentive compensation equity-based remuneration plans;

•        assisting management in complying with Moringa’s proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for Moringa’s officers and employees;

•        producing a report on executive compensation to be included in Moringa’s annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating Committee

Moringa does not have a standing nominating committee. In accordance with Rule 5605 of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. Moringa’s board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are Messrs. Basch and Brachfeld, and Ms. Alon. In accordance with Rule 5605 of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, Moringa does not have a nominating committee charter in place.

Prior to Moringa’s initial business combination, in the event of a vacancy in Moringa’s board of directors, the board will also consider director candidates recommended for nomination by holders of Moringa Ordinary Shares, for appointment by the remaining members of Moringa’s board then still serving. During the entire period until Moringa’s initial business combination, only holders of Moringa Class B Ordinary Shares, and not holders of Moringa Class A Ordinary Shares, will have the right to appoint members of Moringa’s board.

Moringa has not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Moringa board of directors considers educational background, diversity of professional experience, knowledge of Moringa’s business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of Moringa’s shareholders.

Compensation Committee Interlocks and Insider Participation

None of Moringa’s officers currently serves, and in the past year has not served, as a member of the board of directors or compensation committee of any entity that has one or more officers serving on Moringa’s board of directors.

Executive Compensation

None of Moringa’s officers or directors has received any cash compensation for services rendered to Moringa. Each of Moringa’s independent directors invested, prior to the closing of Moringa’s initial public offering, as a limited partner holding a minority, non-controlling interest in the Sponsor and therefore holds an indirect interest in the Founder Shares held by Moringa’s sponsor’s subsidiary. In addition, the Sponsor, officers and directors, and any of their respective affiliates, are reimbursed for any bona-fide, documented out-of-pocket expenses incurred in connection with activities on Moringa’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. In addition, we may pay a customary financial consulting fee to an affiliate of the Sponsor, which will not be made from the proceeds of Moringa’s initial public offering held in the Trust Account prior to the completion of Moringa’s initial business combination. We may pay such financial consulting fee in the event such party or parties provide us with specific target company, industry, financial or market expertise, as well as insights, relationships, services or resources that we believe are necessary in order to assess, negotiate and consummate an initial business combination. The amount of any such financial consulting fee we pay will be based upon the prevailing market for similar services for comparable transactions at such time, and will be subject to the review of Moringa’s audit committee pursuant to the audit committee’s policies and procedures relating to transactions that may present conflicts of interest. Moringa’s audit committee will also review on a quarterly basis all payments that were made to Moringa’s sponsor, officers, directors or Moringa’s or their affiliates.

After the completion of Moringa’s initial business combination, directors or members of Moringa’s management team who remain with the combined company, including Mr. Ilan Levin, a director in Moringa and its Chief Executive Officer, who will serve as a director on the Post-Closing Board of Directors as designee of Moringa pursuant to Moringa’s right to designate one director to the combined company’s board in accordance with the terms of the Business Combination Agreement, may be paid consulting, management or other fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to Moringa’s shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time such materials are distributed, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to Moringa’s officers will be determined by a compensation committee constituted solely by independent directors.

Moringa does not intend to take any action to ensure that members of Moringa’s management team maintain their positions with the Combined Company after the consummation of the Transactions, although it is possible that some or all of Moringa’s officers and directors may negotiate employment or consulting arrangements to remain with us after the initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence Moringa’s management’s motivation in identifying or selecting a target business but we do not believe that the ability of Moringa’s management to remain with Moringa after the consummation of Moringa’s initial business combination will be a determining factor in Moringa’s decision to proceed with any potential business combination. We are not party to any agreements with Moringa’s officers and directors that provide for benefits upon termination of employment.

Moringa Principal Shareholders

For information concerning Moringa’s principal shareholders, please see “Beneficial Ownership of Moringa Securities” elsewhere in this proxy statement/prospectus.

MORINGA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of Moringa’s financial condition and results of operations should be read in conjunction with Moringa’s financial statements and notes to those statements included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Please see “Forward-Looking Statements” and “Industry and Market Data.” Moringa’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Risk Factors” and elsewhere in this proxy statement/prospectus.

Recent Accounting Standards

Management of Moringa does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on Moringa’s financial statements.

Recent Developments

Business Combination

On June 9, 2022, Moringa, entered into a Business Combination Agreement, by and among Moringa, Holisto, and Merger Sub.

Pursuant to the Business Combination Agreement, at the Closing of the Transactions, and following the Capital Restructuring, (i) Merger Sub will merge with and into the SPAC, with the SPAC continuing as the surviving entity and a wholly-owned subsidiary of Holisto; (ii) Moringa Units, to the extent not previously separated, will be separated into the Moringa Class A Ordinary Shares and Moringa Warrants; (iii) the Moringa Class B Ordinary Shares will be converted into Moringa Class A Ordinary Shares; (iv) the Moringa Class A Ordinary Shares will be exchanged for Holisto Ordinary Shares in accordance with the ratio described below; (v) each Moringa Warrant will be exchanged for one Holisto Warrant (on the same terms contained in the Moringa Warrants, except that each Holisto Warrant will represent the right to acquire Holisto Ordinary Shares in lieu of Moringa Class A Ordinary Shares); (vi) Moringa will become a wholly-owned subsidiary of Holisto; and (vii) Moringa, as a wholly-owned subsidiary of Holisto, will change its corporate name to Holisto Inc. and will amend and restate its amended and restated memorandum and articles of association so as to be appropriate for a private company.

The number of Holisto Ordinary Shares to be received in exchange for each Moringa Class A Ordinary Share in the Merger will depend on whether the share is a Moringa Public Share or whether the share was issued other than as part of the IPO:

(i)     each Moringa Class A Ordinary Share issued to the Sponsor and the underwriters for the IPO, including Moringa Class A Ordinary Shares issued upon conversion of Moringa Class B Ordinary Shares, which represent all Moringa Ordinary Shares that were not issued to the public in the IPO, will automatically be exchanged for one Holisto Ordinary Share; and

(ii)    each Moringa Public Share that is not redeemed for cash from the Trust Account pursuant to the Existing Moringa Articles shall automatically become and be exchanged for the right to receive 1.6 Holisto Ordinary Shares. This reflects the maximum ratio for each Moringa Public Share exchanged in the Merger under the Business Combination Agreement, since more than 75% of Moringa Public Shares were redeemed at the Moringa Extension Meeting.

As of the date of this proxy statement/prospectus, Existing Holisto Shareholders hold a total of 119,977 Ordinary Shares, 65,814 Ordinary A Shares, 201,712 Preferred A Shares, 13,423 Preferred A-1 Shares and 64,588 Preferred A-2 Shares, all of which shall be converted, together with Holisto warrants that will be exercised into 18,438 Holisto Ordinary Shares immediately prior to the Capital Restructuring, into a total of 34,941,071 Holisto Ordinary Shares after closing of the Business Combination, at the Conversion Ratio, such that each share held by Existing Holisto Shareholders, of whatever class, before the Capital Restructuring, shall be converted into 65.0483 Holisto Ordinary Shares, as further detailed below.

Prior to the Closing, but subject to the completion of the Closing, Holisto will effect the Capital Restructuring so that the only class of outstanding equity of Holisto will be Holisto Ordinary Shares (along with certain options and warrants to be rolled over in connection with the Transactions). To effect the Capital Restructuring, (i) warrants to purchase Holisto Preferred Shares will be automatically exercised in accordance with their terms; (ii) each SAFE that is outstanding for Holisto securities as of the date of the Business Combination Agreement (excluding any New SAFE

Agreement, for a total of $5.06 million) will be converted automatically into Holisto Ordinary Shares in accordance with the terms of the SAFE agreements; (iii) the preferred shares and ordinary A shares of Holisto (including preferred shares and ordinary A shares issuable upon exercise of warrants that are exercised as part of the Capital Restructuring) will be converted into Holisto Ordinary Shares in accordance with their terms with the result that only Holisto Ordinary Shares will be outstanding. Holisto will then effect a share split, to become effective immediately prior to the Closing, and subject to the effectiveness of the Merger, pursuant to which each Holisto Ordinary Share outstanding as of immediately prior to the effective time of the Merger (but after the exercises and conversions described above, and excluding and prior to the issuance of any shares pursuant to a New SAFE Agreement) will be converted into the number of Holisto Ordinary Shares computed by (A) multiplying each such Holisto Ordinary Share by (B) the Conversion Ratio; and (iv) with respect to outstanding options and warrants to purchase Holisto Ordinary Shares that are not exercised as part of the Capital Restructuring, the number of Holisto Ordinary Shares issuable upon exercise of those securities, as well as the exercise price of those securities, will be adjusted in accordance with the Conversion Ratio. The Conversion Ratio is obtained by (i) first, dividing Holisto valuation of $400 million plus the amount actually invested pursuant to the New SAFE Agreements by $10.00, (ii) second, subtracting the number of shares issued pursuant to the New SAFE Agreements from the result of the immediately preceding sub-clause (i), and (iii) third, dividing the resulting remainder of the immediately preceding sub-clause (ii) by the Total Holisto Shares.

Contemporaneously with the execution of the Business Combination Agreement, Holisto, Moringa and the SPA Investor entered into the Securities Purchase Agreement pursuant to which Holisto agreed to issue to the SPA Investor and the SPA Investor agreed to purchase from Holisto contemporaneously with the closing under the Business Combination Agreement, on and subject to the terms and conditions of the Securities Purchase Agreement, for a total consideration of $30 million, the Investor Note in a principal amount of $30 million, which was to be due two years from the date of issuance, and the Financing Warrant to purchase an aggregate of 1,363,636 Holisto Ordinary Shares at an exercise price of $11.50. On September 5, 2022, Holisto terminated the Securities Purchase Agreement. As a result of the termination, neither Holisto nor Moringa has any obligation to the SPA Investor under the Securities Purchase Agreement, Investor Note, Financing Warrant and other agreements related thereto, other than the payment of legal fees as describe above.

Nasdaq Deficiency Notice

On March 28, 2023, Moringa received the Notice from the Nasdaq Listing Qualifications Department of Nasdaq indicating that Moringa was not in compliance with Listing Rule 5550(a)(3), which requires Moringa to satisfy the Minimum Public Holders Rule. The Notice is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing of Moringa’s securities on the Nasdaq Capital Market. The Notice states that Moringa has 45 calendar days to submit a plan to regain compliance with the Minimum Public Holders Rule. If Moringa is unable to regain compliance by that date, Moringa intends to submit a plan to regain compliance with the Minimum Public Holders Rule within the required timeframe. If Nasdaq accepts Moringa’s plan, Nasdaq may grant Moringa an extension of up to 180 calendar days from the date of the Notice to evidence compliance with the Minimum Public Holders Rule. If Nasdaq does not accept Moringa’s plan, Moringa will have the opportunity to appeal the decision in front of a Nasdaq Hearings Panel.

Results of Operations and Known Trends or Future Events

Moringa has not engaged in any revenue-generating operations to date. Moringa’s only activities since inception have been organizational activities, preparations for its initial public offering and, subsequent to its IPO, searching for, and due diligence related to, potential target companies with which to consummate a business combination transaction and activities in connection with the proposed acquisition of Holisto. Moringa has not and will not generate any operating revenues until after completion of its initial business combination. Moringa generates non-operating income in the form of interest income on funds held in its Trust Account after its initial public offering. There has been no significant change in its financial or trading position and no material adverse change has occurred since the December 31, 2021, date of its audited financial statements contained in this proxy statement/prospectus. After Moringa’s IPO, which was consummated in February and March 2021, Moringa has been incurring increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses related to its search for a target company.

For the three months and nine months ended September 30, 2022, Moringa had net profit of $292.5 thousand and $89.6 thousand respectively, which were attributable to the following factors:

(i)     for the three months ended September 30, 2022, gain of (x) $9.6 thousand due to the change in fair value of the Moringa Private Warrants, and (y) $520.0 thousand attributable to interest earned on investments held in the Trust Account (held for the benefit of the holders of the Moringa Public Shares), offset, in part, by $237.0 thousand of administrative operating expenses; and

(ii)    for the nine months ended September 30, 2021, gain of (a) $141.1 thousand due to the change in fair value of the Moringa Private Warrants, and (b) $692.7 thousand attributable to interest earned on investments held in the Trust Account (held for the benefit of the holders of the Moringa Public Shares), offset, in part, by $744.2 thousand of administrative operating expenses.

Liquidity and Capital Resources

In early 2021, prior to the completion of its IPO, Moringa’s liquidity needs were satisfied from the availability of up to $300,000 in loans from its Sponsor under an unsecured promissory note, under which Moringa had initially borrowed $150,000 prior to December 31, 2020 and an additional $20,000 in February 2021. The total $170,000 balance owed under the note was repaid in March 2021 following the closings of its IPO.

Subsequent to Moringa’s IPO, its working capital needs were initially satisfied primarily by the approximately $1.2 million available to it initially outside the Trust Account (from the private placements of Moringa Private Units consummated simultaneously with the IPO). Subsequently, in August 2021, and December 2022, the Sponsor has made loans to Moringa in an aggregate amount of $1,190,000, which loans are evidenced by promissory notes that Moringa has issued to the Sponsor, and which are repayable upon the earlier of August 19, 2023 (the extended, liquidation deadline for Moringa) or the consummation of the Business Combination. The principal amounts of the loans represent more than the remaining funds in the Trust Account in the Maximum Redemption Scenario. The Sponsor has the right to convert the working capital loans into warrants at $1.00 per warrant. No amounts remain available to Moringa under those notes as of the date of this proxy statement/prospectus.

As of September 30, 2022, Moringa had $202,000 of cash deposited in its bank account held outside of the Trust Account. Moringa intends to use those funds and any additional funding that it receives and that it holds outside of the Trust Account primarily towards activities related to the Business Combination (or any other business combination). Those activities include, in primary part, structuring, negotiating and completing a business combination, securing financing (including commitment fees) for the post-business combination company, paying for administrative and support services, and paying taxes to the extent the interest earned on the assets in the Trust Account is not sufficient to pay Moringa’s taxes. In addition, Moringa uses these funds for payment of legal and accounting fees related to regulatory reporting requirements, including Nasdaq and other regulatory fees, and funds for working capital to cover miscellaneous expenses and reserves.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor may, but is not obligated to, lend Moringa additional funds as may be required. If Moringa completes its initial business combination, it would repay such loaned amounts. In the event that Moringa’s initial business combination does not close, Moringa may use a portion of the working capital held outside of the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such loans (including the $1,190,000 of loans made by the Sponsor under August 2021 and December 2022 promissory notes) may be converted into Moringa Warrants at a price of $1.00 per warrant at the option of the lender. Those Moringa Warrants would be identical to the Moringa Private Warrants (that are part of the Moringa Private Units) issued to Moringa’s Sponsor. Moringa does not expect to seek loans from parties other than its Sponsor or an affiliate of its Sponsor, as it does not believe third parties will be willing to lend such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account. The pro forma financial statements included in this proxy statement/prospectus assume that the Sponsor notes will not be converted into Moringa Private Warrants, and will be paid at the Closing.

Moringa believes that it will need to obtain additional funds in order to satisfy its liquidity needs in its pursuit of an initial business combination, as it has exhausted all remaining available amounts under the foregoing $1,190,000 promissory notes. Moringa’s actual working capital needs will depend on when its business combination is consummated.

Moringa cannot assure you that it will be able to successfully consummate the Business Combination or any other initial business combination.

It is likely that Moringa will be obligated to redeem a significant number of the Moringa Public Shares upon completion of its initial business combination, which will reduce the funds from the Trust Account that become available to the surviving company of the business combination. In that case, Holisto (or any other company with which Moringa combines) will likely need to issue additional securities or incur debt in connection with the business combination. Subject to compliance with applicable securities laws, the surviving public company would only complete such financing simultaneously with the completion of Moringa’s business combination. In addition, following Moringa’s initial business combination, if cash on hand is insufficient, the new public company surviving from the business combination may need to obtain additional financing in order to meet its obligations including payment of the $4,025,000 as an advisory fee to EBC, the representative of the underwriters of Moringa’s IPO, and the $1,190,000 due to the Sponsor under promissory notes, which, together are more than the amount remaining in the Trust Account in the Maximum Redemption Scenario.

If Moringa is unable to complete its initial business combination, it will be forced to cease operations and liquidate the Trust Account, which liquidation would be less than 12 months after the date of Moringa’s Annual Report on Form 10-K filed with the SEC on March 31, 2022. That factor, together with Moringa’s need for additional funds in order to fund operations until its initial business combination, raise substantial doubt about Moringa’s ability to continue as a “going concern.” Please see the explanatory paragraph under the heading “Substantial Doubt about the Company’s Ability to Continue as a Going Concern” in the opinion of Moringa’s independent auditor on its audited financial statements, which appear elsewhere in this proxy statement/prospectus.

Cash provided by operating activities

For the nine months ended September 30, 2022, net cash provided by Moringa’s operating activities was $156.1 thousand. That cash provided by operating activities reflected Moringa’s net profit of $89.6 thousand for the period, as adjusted to reflect the following matters:

•        an increase in cash due to a decrease by $243,750 in prepaid expenses that were not included in Moringa’s net profit, as offset, in part, by a decrease in cash due to a $36.1 thousand decrease in accrued expenses that were not included in Moringa’s net profit; and

•        a decrease in cash in order to eliminate a non-cash gain of $141.1 thousand attributable to the change in fair value of the Moringa Private Warrants that was included in Moringa’s net profit.

Cash provided by financing activities

For the nine months ended September 30, 2022, net cash provided by Moringa’s financing activities was $700,000, reflecting funds that Moringa borrowed from the Sponsor under the initial, $1,000,000 promissory note that Moringa had issued to the Sponsor.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations

Moringa had no obligations, assets or liabilities that would be considered off-balance sheet arrangements as of September 30, 2022. Moringa does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. Moringa has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

As of September 30, 2022, Moringa did not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay the Sponsor a monthly fee of $10,000 for office space, and administrative and support services, provided to Moringa. Moringa began incurring those fees on February 19, 2021 and will continue to incur those fees monthly until the earlier of the completion of a business combination and Moringa’s liquidation.

Moringa engaged EBC as an advisor in connection with its initial business combination to assist in holding meetings with its shareholders to discuss the potential business combination and the target business’ attributes, introduce Moringa to potential investors that are interested in purchasing the surviving public company’s securities in connection with Moringa’s initial business combination, assist in obtaining shareholder approval for the business combination and assist with press releases and public filings in connection with the business combination. Moringa will pay EBC a cash fee for such services upon the consummation of its initial business combination in an amount equal to 3.5% of the gross proceeds of the IPO, or $4,025,000 (exclusive of any applicable finders’ fees which might become payable).

Critical Accounting Estimates

Private Warrant Liability

Please refer to Note 6 — Fair Value Measurements to Moringa’s financial statements included under “Index to Financial Statements” in this proxy statement/prospectus for the method and level 3 inputs used for the measurement of the Private Warrant Liability. No sensitivity analysis was provided, as the range of reasonably possible inputs would not have a material impact on Moringa’s financial statements taken as a whole.

BUSINESS OF HOLISTO

You should read this section in conjunction with the more detailed information about Holisto contained in this proxy statement/prospectus, including Holisto’s audited financial statements and the other information appearing in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Holisto.”

Overview

Holisto is a technology-based hotel booking company operating its proprietary hotel booking platform (referred to as the Holisto Platform) harnessing the power of artificial intelligence to make travel more affordable and personalized for consumers. Holisto’s advanced artificial intelligence technology leverages its holistic view of hotel rates and plans that can be derived from multiple sources to provide consumers with more affordable and personalized bookings. Holisto operates under multiple brands, including GoSplitty (www.GoSplitty.com), Traveluro (www.Traveluro.com), Holisto (www.Holisto.com) and Algotels (www.Algotels.com).

Through decades of experience in the technology and artificial intelligence sectors, Holisto’s founders have created a company which is designed to provide solutions to travelers by navigating a large, fragmented and complex hotel booking market and offering a solution. The Holisto Platform, uses reservoirs of data, often called big data, and artificial intelligence technologies, in order to provide both cost savings and a simple set of hotel booking solutions for the consumer traveler and a pricing matrix which allows Holisto to make a profit on each room rental.

To offer what it believes to be the most competitive hotel booking deals, Holisto uses application program interface, or API, technology to integrate with distribution channels of Holisto’s hotel service providers, both consumer-facing and business-facing, for each hotel or city requested by its travel customers. Upon integration with the distribution channels from the hotel service providers, the Holisto Platform analyzes up to potentially hundreds of millions of booking options based on different variables and parameters applicable to a travel customer’s search, such as rate plans, room types, cancellation terms and other factors that are important to the travel customer based on the information provided by the traveler.

Holisto’s proprietary big data search technology has been continually developed by Holisto for more than six years, supports a tremendous amount of booking searches, in real-time, and Holisto believes its software provides greater capability to access hotel bookings than those available using the booking industry’s current standard technical infrastructure and architecture. After accessing reservoirs of big data, the Holisto Platform computes and then predicts the different parameters applicable to a travel customer’s hotel search. It then generates what it believes to be personalized and cost-effective offers that are designed to provide a more personalized and cost-effective opportunity than would otherwise be available to the consumer.

Holisto’s technology is designed to provide its travel customers with cost sensitive and personalized booking options, in a rapid, efficient and user-friendly manner. The result is designed to be a booking product suitable for a travel customer’s needs, responsive to the information and search requests that the consumer inputs into the Holisto Platform.

The GoSplitty brand was Holisto’s first brand, which it launched in the second quarter of 2020. Holisto’s initial concept included the use of reservation splitting, which involved multiple reservations for a multi-day reservation, although it was not limited to reservation splitting. In reservation splitting, Holisto might satisfy a travel customer’s request for a, for example, four-day hotel stay from bookings that are available from up to four different hotel service providers with each hotel service provider providing the accommodation for one or more days. This structure was not visible to the travel customer who only saw the resulting reservation for a four-day stay.

Holisto has refined its business plan as it has enhanced its software and its relationship with hotel service providers and its technology has evolved from reservation splitting, which was Holisot’s initial technology, which as of the date of this proxy statement/prospectus, is no longer material to Holisto and Holisto does not generate a material amount of revenue from it. As of the date of this proxy statement/prospectus, Holisto has agreements with 42 different hotel service providers, which are wholesalers, OTAs and global distributions systems, pursuant to which Holisto has access to the hotel service providers’ inventory of available hotel rooms and it could offer the hotel rooms to its travel customers. Holisto does not have agreements with, and does not interact directly with, hotels or hotel chains. Rather, Holisto’s software, using its artificial intelligence and big data algorithms, takes the information that the travel customer inputs into the system and polls these hotel service providers to obtain both the best deals for the travel customer and prices for the reservation package so that Holisto makes a profit on the transaction and the travel customer is satisfied that he or she has received a good price for the hotel stay.

To Holisto’s knowledge, the hotel service providers may obtain their hotel room inventory both from the hotels and from other hotel service providers. Holisto’s software accesses available rooms and room rates from all of the hotel service providers with which it has agreements to ascertain which hotel service provider can offer the best value, both in terms of the price of the rooms to Holisto and the amount which Holisto can charge the travel customer. Many, and possibly all, of the hotel service providers may offer the same hotel rooms or may offer a range of hotel rooms in response to the travel customer’s requirements that the traveler inputs on the Holisto Platform. The travel customer may input a specific hotel or a location in a specific city. Although the hotel accommodation offered by different hotel service providers may be the same, the price and terms may be different. Holisto’s software instantaneously analyzes, predicts and optimizes the price and availability of rooms that meet the travel customer’s requirements and selects the accommodations to offer the travel customer, as further detailed under the caption “The Holisto Platform” below. The Holisto Platform, which is used by all of Holisto’s brands, typically offers the travel customer more than one alternative which may be generated from different hotel service providers. The price at which Holisto offers the rooms includes a profit on the transaction for Holisto. The software is not programmed to favor or disfavor any particular hotel service provider, but rather to seek the best cost at which it can offer the room to the travel customer at a price which generates a profit for Holisto. The travel customer chooses the room package that it prefers. Since many of the hotel service providers may offer the same or a comparable package, the software can select the best price to offer the travel customer. Since the software is designed to evaluate pricing, the Holisto Platform may generate a reservation proposal that is based on reservation splitting, however, this is more an exception than the general rule. Holisto does not specifically program reservation splitting and does not prohibit reservation splitting. The reservation alternatives generated by the software are based on an analysis of the cost of the hotel room inventory available from Holisto’s hotel service providers. Some of the hotel service providers may offer Holisto a commission.

Industry

Holisto operates as a hotel booking provider in the global online hotel booking market. The global online hotel booking market is forecasted to be approximately $194 billion in 2022, according to Holisto’s estimates based on industry data from Ibis World2. More than 400 companies around the world, according to recent industry estimates, are engaged in the online distribution or sale of hotel bookings, as well as hotels and hotel chains, which offer online bookings of hotel rooms at their respective hotels. This number includes OTAs, metasearch websites, group purchase sites, business tourism sites, hotel websites, wholesalers and more.

OTAs are web-based marketplaces which allow consumers to search and book travel products and services, including hotels, directly with travel suppliers. Some of the worldwide leading travel brands, including Expedia Group, which includes Orbitz.com, Expedia.com and Hotels.com, and Booking Holdings Group, which includes Booking.com, Priceline.com and Agoda.com, as well as Ctrip group (the owner of Trip.com website) and HotelTonight (which is owned by Airbnb) are OTAs. Some of these companies are also hotel service providers for Holisto. Holisto connects with the hotel service providers in order to access their hotel rooms available for booking through the Holisto Platform. As of December 31, 2021, Holisto was engaged with 25 hotel service providers, as of June 30, 2022, Holisto was engaged with 37 hotel service providers and as of the date of this proxy statement/prospectus, Holisto has agreements with 42 different hotel service providers pursuant to which Holisto has access to the hotel service providers’ inventory of available hotel rooms and it could offer the hotel rooms to its travel customers. Although a total of approximately 49% of the bookings through the Holisto Platform during the six months ended June 30, 2022 and the year ended December 31, 2021 were derived from three hotel service providers (with one hotel service provider accounting for approximately 20% of the bookings, another for approximately 15% of the bookings and the third for approximately 14% of the bookings) with whom Holisto had agreements during the periods indicated (and from two of whom Holisto was also entitled to a commission, the structure of which depends on sales target amounts through the Holisto Platform), as of June 30, 2022, Holisto does not consider itself to be dependent on any of the hotel service providers with which it engages for bookings through the Holisto Platform, including the three hotel service providers referred to above, for the following reasons: (i) Holisto (similarly to other companies providing services similar to Holisto) is providing a channel, the Holisto Platform, through which hotel service providers may expand their offerings and market their hotel rooms and therefore, Holisto believes that such hotel service providers are not likely to terminate their engagement with Holisto, (ii) even if any of the hotel service providers, including any of the three hotel service providers referred to above, terminates its relationship with Holisto, the large number of other hotel service providers

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2        https://www.ibisworld.com/industry-statistics/market-size/online-hotel-booking-United-States

3        https://str.com/press-release/str-te-upgrade-forecast-full-us-revpar-recovery-2022

4        https://www.ahla.com/sites/default/files/AHLA%20SOTI%20Report%202022%201.24.22.pdf

5        https://str.com/press-release/str-us-hotel-performance-2021 with which Holisto may engage, who are usually seeking ways to expand their offerings and market their hotel rooms, will allow it to timely replace any such hotel service provider which terminates its agreement with Holisto, and therefore such termination will not have a material effect on Holisto’s operations and financial condition, (iii) in certain cases (for example, where a hotel service provider is experiencing technical problems), the Holisto Platform is capable of automatically redirecting itself to substitute hotel service providers providing similar offerings, (iv) as of June 30, 2022 and December 31, 2021, the majority of the hotel rooms available for booking through the Holisto Platform were provided by more than one hotel service provider, which increases Holisto’s ability to continue offering such hotel rooms even if its engagement with a hotel service provider terminates or otherwise ends, (v) Holisto believes that its engagement terms with hotel service providers, including with the three hotel service providers referred to above, are customary in the industry in which Holisto operates and therefore Holisto believes that if its engagement with any of the three hotel service providers referred to above terminates, Holisto will be able to find a substitute hotel service provider with similar characteristics in a timely manner, and (vi) the nature of its software algorithms that do not specify or seek to obtain hotel rooms from any specific hotel service provider; rather, it seeks pricing information from all of the hotel service providers with which it has a relationship, and the revenue generated from any specific hotel service provider is based on the analysis of the big data available. Revenue from any hotel service provider is a function of the pricing matrix which is generated in response to the search for the rooms to meet the customer’s requirements as well as the travel customer’s decision which package to accept. Thus, the percentage of revenue generated from any specific hotel service provider and on each of its branded websites is not based on a conscious selection by Holisto but rather by the artificial intelligence analysis of the hotel room inventory and pricing of all available hotel service providers together with the decision of the Holisto travel customer as to which alternative to accept. The hotel service provider responsible for the largest percentage of revenue may change from period to period, and Holisto cannot predict which hotel service provider and which branded website will generate the most revenue. The hotel service provider responsible for the largest percentage of revenue, as well as the branded website on which Holisto generates the largest percentage of revenue, may change from period to period, and Holisto cannot predict which hotel service provider or which branded website will generate the largest percentage of revenue in any given period. In addition, each of the three hotel service providers referred to above accounted for approximately 3%-5% of Holisto’s revenue for each of the periods indicated. For the reasons detailed above, as of June 30, 2022 and December 31, 2021, Holisto does not consider itself to be relying on one or a few hotel service provider for a majority of its business.

Market Opportunity

Holisto operates primarily in the U.S. online hotel booking market, addressing the needs of U.S. travel customers. Demand by U.S. travel customers has been projected to substantially recover from the COVID-19 pandemic and possibly reach or exceed a pre-pandemic, as further detailed below with respect to total-year revenue per available room, which Holisto refers to as RevPAR. According to Accenture’s 2021 U.S. Holiday Shopping Survey, 43% of U.S. consumers expect to travel as much or more during the first six months of 2022 than the pre-pandemic period of the first six months of 2019. Saving money to spend on travel is a U.S. consumers’ second most important financial priority for 2022, after paying down debt, according to this survey2.

U.S. hotels are expecting similar growth in bookings. According to industry reports from the hotel industry data provider, STR4, the U.S. hotel industry reported RevPAR, for 2021 that was 83.2% of the pre-pandemic comparable level for 2019, with the 2022 level of RevPAR projected to surpass the 2019 level5. These levels reflect an increase in absolute dollar value. Adjusted for inflation, the RevPAR is projected to exceed pre-pandemic levels beginning in 2024. Holisto believes these trends in of increasing spending in the United States for travel generally and increased RevPAR per hotel room in particular provide an attractive market opportunity for the Holisto Platform.

In recent months, the U.S. authorities have ceased to require evidence of vaccination or COVID testing as a condition to entry to the United States, which Holisto is expecting to have a positive effect on travel, as the elimination of these requirements reduced limitations on travel and generally makes it easier to travel. Nonetheless, factors which are beyond Holisto’s control may cause the recovery of the travel industry generally and the hotel industry in the United States in particular, to be delayed or slower than anticipated, including increased infections of COVID-19, labor costs and shortages, including shortages of pilots and other airline personnel and hotel personnel and the effects of inflation, including higher interest costs. These factors may slow or delay the full recovery of the travel industry to pre-COVID levels, adjusted for inflation. Further, changes in travel patterns of travelers generally, particularly during periods of economic contraction combined with inflationary pressures or low levels of economic growth, may have an adverse effect on the recovery of the travel industry, create difficulties for the industry over the long-term and adversely affect Holisto’s results of operations.

Distribution trends in the hotel industry have also changed in recent years. Hotels are providing more hotel rooms available for booking to OTAs in order to meet growing demand and help maximize their hotel rooms available for booking distribution and revenues. Many hotels provide each OTA with a specific negotiated rate plan, which may be unique to them. Those hotels provide Holisto and other OTAs with their own negotiated rate plans, which may be different from plans offered to other OTAs or hotel room booking services. Hotels similarly market their hotel rooms to businesses, in addition to travel customer facing OTAs and travel consumers, which market the applicable hotel rooms available for booking to other businesses, such as Holisto, other online booking providers, tour operators, niche travel companies and corporate travel agencies. In addition, hotels actively market their hotel rooms available for booking to their in-house members, and travelers often use points and preferred rates provided by hotel chains they frequently use.

The growth in both number of travel companies and the number of rate plans offered by hotels, creates a complex, fragmented market, which the Holisto Platform is designed to access and simplify for the benefit of its travel customers. Holisto accesses numerous rate plans that are available through hotel service providers, many of which may be unavailable to the consumer traveler, providing the hotel booking opportunity to its travel customers through the Holisto Platform.

The Holisto Platform is designed take advantage of the fragmented and complex nature of the market by using it artificial intelligence-based technology to provide the travel customers with a solution that meets his or her specific requirements.

The Holisto Platform

The Holisto Platform uses Holisto’s proprietary technologies and its access to an extensive big data of available hotel rooms and prices from its hotel service providers to provide the travel customer, through Holisto’s brand websites, GoSplitty, Traveluro, Holisto and Algotels, with hotel rooms that meet the travel customer’s locations, price and length of stay requirements.

Holisto’s mission is to offer its travel customers what it believes are more affordable and personalized bookings based on their search requests. As part of that purpose, Holisto has created a technology-based integrated platform that is specifically designed to market and provide access to and support multiple sources of hotel rooms available for booking. By engaging with multiple hotel service providers, and by using Holisto’s proprietary cloud, big-data and advanced algorithm capabilities as well as Holisto’s hotel room information management capabilities, Holisto maps the available hotel room inventory available to it from the different hotel service providers, and analyzes, predicts based on past performance and optimizes the availability and pricing of hotel rooms available for booking from such hotel service providers through the Holisto Platform that meet the travel customer’s requirements. By doing so, Holisto is aiming to predict the sources from which the Holisto Platform will generate what Holisto believes is the most cost-effective offer to the travel customers that are interested in booking hotel rooms through the Holisto Platform, based on the travel customers preferences. In light of Holisto’s mission to provide its travel customers with a more affordable option for a specific booking request, it views its pricing management as a key proprietary strength. Holisto’s AI-based algorithms allow the Holisto Platform, in real time, to predict the likely source for an affordable booking opportunity, based on both historical and real time data, resulting fast response times and accurate pricing. Holisto’s pricing algorithms are designed to factor and optimize many booking parameters, including point of sale, supplier credentials and geo-location. The travel customer does not have access to the source of the hotel rooms, but rather only to the proposed reservations that were generated for that travel customer. Holisto believes that based on such technological capabilities, it can offer more cost-effective booking options to the travel customers than those offered by hotel service providers which engage with the hotels directly.

In addition, the Holisto Platform supports multi-channel marketing and distribution and travel customer support, which includes transaction support capabilities. Holisto’s brand websites, GoSplitty, Traveluro, Holisto and Algotels, are all supported by the same technology of the Holisto Platform. GoSplitty, Holisto’s first brand website, was launched in the second quarter of 2021, Traveluro, Holisto’s second brand website, was launched in the third quarter of 2021, Algotels, Holisto’s third brand website, was launched in the third quarter of 2022 and Holisto, Holisto’s fourth brand website, has not been launched on metasearch websites as of March 29, 2023. Although each website is designed to offer a different focus, its travel customer base is the travelling public. Holisto uses each brand on different metasearch websites which Holisto believes are suitable to the specific Holisto brand in terms of market, types and characteristics of hotels and travelers, price ranges and luxury. Holisto believes that the metasearch websites do not themselves delimit in any manner the type of user to which they are marketing. Holisto believes that like Holisto, the metasearch websites are looking for visits from the travelling public generally. For the six-month period ended June 30, 2022 and for the year ended December 31, 2021, Holisto derived the great majority of its travel customer traffic to the Holisto Platform through Google, Kayak and Trivago with Google accounting for approximately 50% of its hotel booking for the periods indicated. Holisto does not know the extent to which traffic to a brand’s website is generated from any specific segment of the travelling public. Travelers who Holisto may target for one website may, in fact, get their reservations through a different brand’s website. Although Holisto has a multi-brand marketing strategy, it cannot determine with any degree of certainty the extent to which revenue generated from any brand comes from the specific target market of that brand, since Holisto is marketing to the travelling public generally and casts its net as wide as possible and Holisto believes that the metasearch websites themselves are seeking the broadest possible range of users. Accordingly, the only meaningful category is the travelling public in general. As of the date of this proxy statement/prospectus, Holisto’s three websites mentioned above are focused mainly on providing services to the U.S. travel market, with approximately 74.9% of the websites’ users in the first six months of 2022 being from the U.S.

In addition, the Holisto Platform includes dynamic marketing capabilities that allow Holisto to effectively bid for specific travel customer search quarries through its metasearch providers, based on a range of parameters, using Holisto’s proprietary technologies to better predict conversion ratios.

Holisto does not engage with hotels directly, but rather with multiple hotel service providers, including wholesalers, OTAs, global distributions systems and others pursuant to agreements with these sources. A key to the Holisto Platform is its ability to source hotel rooms from such multiple sources. By using multiple sources of hotel rooms available for booking, including sources that may not be available to the consumer traveler, Holisto takes the consumer’s location, price, length of stay and other requirements, and, using its proprietary artificial intelligence-based technology, provides the consumer with proposals for his or her hotel stay. Because the Holisto Platform is designed to access a wide variety of hotel service providers, it can easily add new hotel service providers as Holisto obtains new agreements with hotel service providers. The Holisto Platform’s API connectivity supports its ability to search as well as place and manage the travel customer’s bookings. Holisto believes that this integration provides Holisto with a wider, more holistic, travel customer-centric view of different offerings, promotions and availability that may be offered by a specific hotel or online service. Holisto only offers hotel rooms from hotel service providers, including wholesalers, OTAs, global distributions systems and others with which it has an agreement, and enables hotel service providers to drive incremental income through the sale of hotel rooms available for booking through the Holisto Platform. Although Holisto does not currently offer rental vacation units or alternative accommodations to hotels, some of Holisto’s current and potential competitors, as well as services such as Airbnb and Vrbo and other online travel booking services offer alternative accommodations to hotels, such as houses, cabins, condos, homes and vacation rental units, and these competitors may have significantly more customers or users, consumer data and financial and other resources than Holisto does, which they may be able to leverage with other aspects of their businesses.

Customer care/support

The Holisto Platform supports both self-service online bookings through the Holisto Platform and in person communications with a Holisto’s customer service representative system through Holisto’s customer communication tools — email, text messaging and phone, which enable travel customers to choose how to handle their booking needs throughout the reservation life-cycle, including modifications, additional requests, cancellations (if the reservation may be cancelled), assistance in managing travel customer complaints against the hotels they booked and other travel customer complaints (including disputes with Holisto) by providing 24/7 support through email, text messaging and phone, to ensure seamless travel customers experience. Holisto calculates and records an allowance for the resulting chargebacks, which Holisto does not consider to be material during the six-month period ended June 30, 2022 and the year ended December 31, 2021. Holisto’s customer support department is comprised of several dedicated teams that, as of October 31, 2022, include 230 individuals engaged under contractor, outsourcing or professional service contracts and two employees, who provide customer support to Holisto’s travel customers. The customer service representative system enables Holisto’s representatives to manage a reservation, manage errors and respond to travel customer complaints, though centralized data sources, including direct link to Holisto’s hotel service company’s systems which allow it to directly contact the hotel room suppliers in cases of error, modifications or disputes in order to modify, update or fix errors In reservations as well as assist in dispute resolution between the travel customer and the hotel service provider, as well as financial monitoring and reconciliation between our customer and supplier accounts. These customer care and support systems allow Holisto’s travel customers to interact only with one source — Holisto, rather than with multiple suppliers, for the handling of their booking needs. The travel customer’s interaction with only one source also assists in managing travel customers’ complaints against the hotels booked, as it allows Holisto’s travel customers to deliver their complaints to Holisto, which in turn communicates the complaints to the relevant hotels and communicates the hotels’ responses back to the relevant travel customers. Holisto believes that as of the date of this proxy statement/prospectus, its customer support department is properly staffed and equipped to handle Holisto’s travel customer support needs, however, as Holisto’s operations grow, it may need to expand its customer support team and the services offered by it or implement additional tools to service the growing travel customer base. Holisto’s management will examine from time to time the needs of its customer support department and may make any modifications thereto as it determines are fit.

Transaction Management

Once a reservation is placed, the travel customer pays directly to Holisto the booking price that was generated by the Holisto Platform for the travel customer’s specific reservation, and Holisto, in turn, pays the hotel room supplier the booking price, in accordance with the terms of the agreement with the relevant hotel room supplier. Holisto is usually required to pay the hotel room supplier once the respective travel customer has checked into the hotel. Nonetheless, since Holisto may be impacted by consumer purchases made using fraudulent payment cards (such as credit, debit, prepaid, or similar cards) or by other fraudulent means and may be required in some cases to pay the hotel service provider irrespective of such fraudulent activity, Holisto has procured an anti-fraud system designed to detect fraudulent activity on the Holisto Platform and block such fraudulent transactions made on the Holisto Platform, thus mitigating its risk.

The transaction management functions allow Holisto to effectively and seamlessly operate its multi-brand strategy (as further detailed below) in a single platform, including such key components as payment connectivity and management. A further feature of Holisto’s system is its ability to reconcile or consolidate terms and conditions of sale, when providing travel customers with booking solutions from multiple sources.

The Holisto Platform technology is designed to allow Holisto to detect, and in some cases prevent, non-legitimate booking requests.

Competition Overview

Holisto’s Competitive Strengths

In fulfilling Holisto’s mission, Holisto has identified a number of key elements that it believes provide a competitive advantage to Holisto, as discussed below, including Holisto’s (1) supplier network; (2) multi-brand marketing strategy; (3) the Holistic view approach and (4) proprietary cloud, big-data and advanced algorithm capabilities.

1.      Holisto’s supplier network

To offer what it believes is the most competitive hotel room booking offering to its travel customers, Holisto’s approach has been to connect to many hotel service providers across multiple sources for hotel rooms available for booking, including wholesalers, OTAs, global distribution systems, and hotel operators. While the Holisto Platform offers hotel room bookings while OTAs and other companies in the industry offer complementary travel services, Holisto believes that it has the advantage of its network of hotel service providers, which enables Holisto to source a booking, from multiple sources, in order to provide the travel customer with his or her designated reservation.

Holisto views its ability to integrate via API connectivity to as many different distribution channels, as well as efforts to support its on-going relationship with its hotel service provider network as a key strength of its business.

2.      Holisto’s multi-brand marketing strategy

Holisto’s marketing strategy is driven by its focus on travel customer queries through its agreements with metasearch engines, and Holisto deploys a multi-brand strategy, including white-label relationships. This strategy has enabled Holisto to scale its business and avoid significant costs of travel customer acquisition based on brand awareness.

In addition to its network of hotel service providers and its multi-brand marketing strategy, Holisto believes that its holistic-view approach and its proprietary cloud, big data and advanced algorithm capabilities are essential for its success, capturing future market opportunities and positioning it to be a leading provider of hotel booking services.

3.      The Holistic View Approach

Holisto believes that its approach is fundamentally different from that of its peers and competitors with respect to providing hotel room rates and available for booking to travel customers. For example, metasearch websites are sourcing final prices for travelers from different OTAs; OTAs often act as merchants of record which typically provide travel customers with hotel room rates that they have received pursuant to their engagements with hotel service providers and hotels and hotel chains, with the aspiration of getting the most attractive rates they can for hotel bookings. Holisto, on the other hand, as a technology-based hotel booking platform, takes a different approach. Holisto aims to offer a much wider range of hotel room rates by contracting with as many as possible hotel service providers which are wholesalers, OTAs and/or global distributions, rather than receiving the rates directly from the hotels themselves. By doing so, Holisto applies its method of achieving access to a wider, more holistic consumer-centric view of the vast number of rates and other parameters and possibilities, which Holisto believes to be more favorable than only contracting directly with hotels. This approach provides Holisto with the opportunity to provide a wider range of more tailored hotel room booking offerings which can result in dozens of millions to hundreds of millions of different rate options available through its network of hotel service providers for a single search of a hotel stay, in real-time. Holisto believes that its approach is proprietary to Holisto, due to Holisto’s trade secrets and specialized in-house procedures used in processing such data.

Holisto’s Proprietary cloud, Big Data and Advanced Algorithm Capabilities.

In order to generate what it believes is a proprietary and personalized hotel booking offers, a system is required to search hundreds of millions of booking possibilities, in real-time, which is extremely complex and time consuming as Holisto believes that the industry’s technical infrastructure and architecture as currently designed are incapable of supporting such a search. In addition, the hotel service providers’ side also poses technological challenge to overcome the search volume allowed by them, which can limit the number of searches allowed in a short time frame. To overcome these challenges, including the industry’s limitations and restrictions, avoid millions of search queries and support the Holistic View Approach, which is at the core of Holisto’s solution, a proprietary technology-based solution needs to be in place, which is where Holisto’s technology comes in play. Holisto has developed proprietary cloud, big data and advanced algorithm technology and moved from “search” oriented technology to a “predict” oriented technology. With that, Holisto’s technology aspires to predict favorable rates, options, and availability with a minimal number of searches and sources in real-time (from the dozens to hundreds of millions different options mentioned above) for the traveler’s search. Holisto believes that the technology behind Holisto’s solution is tailored to its travel customers in a proprietary manner and is not dependent on server power.

In addition, metasearch websites are sourcing final prices for travelers from different OTAs, which often act as merchant of record and contract directly with hotels under the aspiration it will provide them with the most attractive prices they can for hotel bookings. Holisto, on the other hand, has access to a wide and extensive range of rates from different hotel service providers, rather from hotels directly. By using such access to rates together with Holisto’s proprietary cloud, big data and advanced algorithm capabilities mentioned above, which compute and search from which source the Holisto Platform can generate a more affordable and personalized hotel booking for the search that was submitted, Holisto aims to provide travelers with more affordable and personalized hotel bookings. From the traveler perspective, the booking process is seamless, i.e. the traveler makes a single booking and receives a single booking confirmation when placing an order through the Holisto Platform.

Holisto’s Growth Strategy

Growth strategy at Holisto is a key component of management’s plan to drive success for Holisto’s existing and future operations and strategic plan. Because of the importance of growth strategy in management’s assessment of Holisto’s operations, the following describes Holisto’s growth strategy to date and also Holisto’s future growth strategy.

Holisto’s Growth Strategy to Date

Holisto augments its business model, which was introduced in mid-2020, with a constantly improving user experience by deploying its customized booking engine that allows travel customers to search and book personally tailored and specialized hotel room deals through the Holisto Platform. Some key elements of Holisto’s growth strategy to date include:

•        Focus on consumer value and profitability.

Holisto works to create real value for consumers, through technology, while maintaining profitability. Holisto believes that creating travel customer value while maintaining profitability is beneficial for both sides and assists in positioning Holisto to be a market leader.

•        Leveraging proprietary technologies.

Holisto’s large travel competitors maintain their competitive strength, among other things, through exploiting their size and market share to enter into commercial agreements with hotels that contain terms that are significantly better than the conditions given to other companies in the field, which assists them in gaining market share. Holisto’s strategy has been, and is likely to continue to be, creating a competitive advantage that makes such competitors’ strength obsolete, by developing specialized and proprietary technologies, which will allow Holisto to produce and offer more competitive, personalized and diverse offerings than the offerings offered by such competitors to potential travelers, thus assist Holisto in competing in the market. While Holisto believes that leveraging its proprietary technologies to produce and offer more competitive, personalized and diverse offerings than the offerings offered by its competitors, the main challenges that Holisto may encounter with respect to its business model is the fact that can be no assurance that its solution will be successful at all times in generating such competitive, personalized and diverse offerings compared to offerings offered by its competitors.

•        Aiming for favorable unit economics on every transaction.

From the outset, Holisto focused, and will continue focusing on favorable unit economics, while maintaining a competitive offering for its travel customers. Thus, Holisto sets its marketing strategy to pursue positive net contribution per transaction, on each booking, and is not based on travel customer retention to amortize the cost of acquiring a travel customer over the anticipated life of the travel customer relationship.

Holisto’s Future Growth Strategy

Holisto’s future growth strategy is to invest in, among other, the following areas:

•        Expand within our geographic focus areas, particularly in the U.S.    To date, Holisto has been focused on the U.S. market as its key point-of-sale market, through its engagement with metasearch engines related to hotel room offerings. As a key element of Holisto’s near term growth strategy, Holisto intends to continually increase its marketing investment in the United State, as Holisto believes substantial growth opportunity remains for offering.

•        Expand its focus to additional markets globally.    In addition to Holisto’s focus on the U.S. destination market, subject to the availability of sufficient financing, Holisto intends to drive growth through the offering of hotel rooms available for booking and specific marketing efforts around other geographies, including initially Western Europe and Latin America. For each of 2020 and 2021, more than 93% of Holisto’s revenue was derived from North America travelers, a substantial majority of which was from travelers in the United States, where Holisto has concentrated its marketing efforts. As Holisto seeks to enter other markets it will incur significant startup costs, including marketing costs, in each geographical area in which it seeks to generate business. Holisto will not have the funds for such expansion unless it receives sufficient funds from the Trust Account or any other financing agreements which Holisto may enter into either before or subsequent to the closing. To the extent that Holisto does not obtain sufficient funding required in order to allow it to expand into new markets, its business will continue to be dependent upon the United States market. If the redemptions are 50% or more, Holisto will not be able to expand into other markets unless it obtains significant financing from other sources.

•        Capitalize on Holisto’s travel customer base by offering complementary products and services to Holisto’s current offering.    As Holisto’s base of travel customers continues to grow, Holisto believes it will have an opportunity to increase its revenue by increasing retention of travel customers and/or by offering additional product and services, such as room upgrades and meal plan upgrade, as Holisto’s management may consider from time to time.

•        Expand Holisto’s core offering.    Longer term, Holisto believes that it will be able to leverage the Holisto Platform and scale to offer additional travel products and services, such as car rentals, as Holisto’s management may consider from time to time.

Sales, Marketing and Contractual Relationships

Holisto’s marketing strategy to date has been based on engaging with metasearch websites. Metasearch websites support the realization of travel customers and geographic markets listed above as well as allow Holisto to successfully execute a transaction-based marketing strategy, based on the following elements:

Metasearch websites provide quality consumers traffic with high intent-to-book in the travel industry, allowing offerings generated by the Holisto technology to be presented on the metasearch websites, and then redirecting the travel customers from the relevant metasearch website to one of the Holisto brands’ websites in order to complete the booking using the following method: when a travel customer searches on the metasearch website for his or her desired booking, the travel customer is shown different offerings based on the metasearch preferences and the desired booking terms of the travel customer. If the desired booking terms include an offering made available by Holisto, a Holisto brand offering will be shown as part of the search results. When the travel customer clicks on the Holisto brand offering, he or she will be automatically redirected to the relevant Holisto brand website in order to complete the booking.

At the same time, the metasearch websites offer several advertising payment models including cost-per-click (CPC), cost-per-acquisition (CPA) or cost-per-stay (CPS) models. Using the CPA model allows Holisto to incur marketing fees that fit its “transaction-based marketing strategy” in that it only pays the metasearch website for completed transaction.

Metasearch websites assist Holisto in controlling both the advertising campaigns to specific geographic markets (point-of-sale), and the hotels rooms available for booking which are sold in each market. This enables Holisto to decide in which market to advertise and which hotels will be advertised to the public in that market. As a result, if and when Holisto decides to scale an existing market or expand into new markets, it will likely be subject to fewer technical or marketing constraints.

As these relationships service the metasearch customers’ demands and generate traffic for both parties, Holisto believes that the metasearch websites will continue to offer the Holisto generated offerings as a standard business practice because of the size of market and the tailored and cost-effective solution that Holisto offers.

Competition

The online travel market is very competitive and dominated by a number of well-known companies, many of which who provide a wider range of services than Holisto, whose business is limited to hotel reservations and does not include other reservations, such as airline tickets and car rentals. Holisto competes to attract users to Holisto’s websites to help them research and find hotels. OTAs, hotel chains and independent hotels advertise their rooms using online, social media and traditional channels (such as through television and newspapers advertisements). Wholesalers, travel suppliers, travel distributors and OTAs, travel agencies, corporate travel service providers, hotel chains and independent hotels, as well as alternative accommodation providers all compete for a share of the overall hotel booking market. The following, however, are the most relevant categories of Holisto’s competitors:

•        Independent hotels and hotel chains such as Accor, Hilton and Marriott;

•        OTAs, such as Booking.com, Travelocity and Expedia; and

•        Alternative accommodation platforms such as Airbnb and Vrbo.

Although these companies are much larger and have more resources than Holisto, Holisto believes its technological innovation and proprietary technologies allow it to offer proprietary hotel search or booking solutions to a growing number of travel customers, thereby creating value and benefitting the consumers. However, for Holisto to compete in this industry, it is necessary that travelers use our website and be satisfied that it is easy to use and generates hotel deals that meet the traveler’s needs. Many of the OTAs aggressively market their services.

Holisto may face increased competition through the emergence of new competitors or business models and technologies. Some of Holisto’s competitors have or have access to significant financial resources, greater name recognition and well-established client bases in their target customer segments, differentiated business models, technology and other capabilities, or a differentiated geographic coverage, which may make it more difficult for Holisto to attract new travel customers. Holisto believes its holistic approach and innovative technology establish a significant and competitive advantage for its diverse product offerings that sustainably distinguishes Holisto from other market players. The key to developing business is both for Holisto to offer the traveler a competitive price for a particular hotel in an easy to use manner and for the traveler to recognize that Holisto meets this need. If the traveler does not perceive that Holisto quickly and easily provides competitive rate and terms to meet his or her hotel needs, or if he or she finds Holisto’s website difficult to use, travel customer use of Holisto’s websites will be adversely affected. Thus, Holisto plans to continually anticipate and address the needs of the consumer traveler. In this connection, OTAs generally offer mobile applications that make it easy for a mobile phone or tablet user to connect with their platforms. If a travel customer uses an OTA’s mobile application, the traveler will bypass the metasearch website, which is the goal of the OTA as it wants the travel customer to come directly to its website, and the traveler will not be offered via that application of the OTA the opportunity to use the Holisto Platform. Since Holisto markets its services through metasearch websites, it offers its services through, among others, mobile web, which can be accessed without the need for a mobile application. Nonetheless, since the use of mobile applications entails certain advantages such as improved user experience and customer management, and since mobile applications may increase user engagement, Holisto introduced its mobile applications in November 2022 through which the Holisto Platform is accessible in addition to mobile web. Holisto’s mobile applications have not been in use for a sufficient time for Holisto to analyze their use and there can be no assurance that they will be accepted in the market in which Holisto operates, that users will find any of them as easy to use as other mobile applications or that Holisto will benefit from them as anticipated.

Customers

Holisto offers its online hotel booking solution and services to a general and wide audience of leisure travel customers, who are not identified by specific characteristics. In light of the fact that its travel customers are the travelers, Holisto is not dependent on a single customer (travel or hotel service provider) or on a limited number of customers (travel or hotel service providers).

For accounting purposes only, the term “customers” includes hotel service providers who pay a commission to Holisto.

Holisto offers to its travel customers several cancellation policies from which the traveler may choose: (i) a non-refundable cancellation policy pursuant to which a booking cannot be cancelled and refunded, (ii) a free-cancellation policy, pursuant to which the booking can be cancelled and refunded before the last date for cancellation set forth in the policy with respect to the booking, and (iii) a partial refund policy, pursuant to which the booking can be cancelled before a certain date set forth in the policy with respect to the booking, and the price can be refundable with a deduction of a cancellation charge. Each cancelation policy affects the booking price, with non-refundable cancellation policy being the cheapest option and free-cancellation policy being the most expensive one.

Material Agreements

Holisto is a party to various agreements with a number of different parties including metasearch websites and hotel service providers. These agreements are typically industry standard and Holisto does not consider any agreement or business relationship to be material its business.

Agreements with hotel service providers

Holisto has entered into various agreements with hotel service providers, pursuant to which Holisto is granted access to hotel rooms available for booking, at proprietary or specialized rates not offered to the general public. These agreements give Holisto access to hotel rooms available for booking and allow Holisto to make hotel reservations for its traveler customers. The term of said agreements is typically set for a fixed period which renews automatically and can be canceled by prior written notice. These agreements do not include exclusivity or non-compete clauses that restrict Holisto from entering into agreements with other providers or restrict the hotel service providers from offering rooms to others, including OTAs, at the same or better prices. Also, these agreements allow Holisto to access and use the platform of the hotel service provider for the duration of the agreement, in order to offer the hotel rooms available for booking by such hotel service provider. Such agreements determine the payment policy between the parties, with Holisto typically providing the hotel service provider either (i) a deposit which is designed to enable the booking of reservations through the Holisto Platform, which is paid by Holisto on Holisto’s engagement date with the hotel service provider. The deposit is applied at the termination of Holisto’s engagement with the relevant hotel service provider and only if Holisto did not pay the payments due by Holisto to the hotel service provider; the deposit is otherwise repaid upon termination of the applicable agreement with the hotel service provider, or (ii) a pre-payment on account of the ability to book future reservations. Such pre-payment is applied by the hotel service provider once Holisto accrues debt, after the check-in of the travelers as determined in accordance with the applicable agreement between Holisto and the hotel service provider, as under its engagement terms with the hotel service providers, Holisto is required to pay the hotel service provider for reservations after the check-in of the traveler. Holisto accrues debt on such reservations until Holisto’s payment date. The deposit/pre-payment detailed above allow Holisto to make reservations for Holisto’s travel customers with the relevant hotel service provider (up to the maximum amount permitted by the applicable agreement). The amount of each deposit/pre-payment ranges from a few thousands of US dollars to more than $1.0 million per week. In the event the amount owed for hotel bookings not yet checked in equals or exceeds the deposit/pre-payment, the hotel service provider may suspend further reservations or demand the payment of the amount exceeding the maximum amount permitted by the applicable agreement. Holisto accounts for deposits and pre-payments as advances to hotel service providers under other receivables and pre-paid expenses in its balance sheets for the year ended December 31, 2021 and for the six months ended June 30, 2022. Holisto has no knowledge of any material differences between the engagement terms offered to Holisto by hotel service providers with whom it engages and the engagement terms, including possible commissions, that the hotel service providers offer to others.

As of the date of this proxy statement/prospectus, Holisto is a party to such agreements with 42 different hotel service providers pursuant to which Holisto has access to the hotel service providers’ inventory of available hotel rooms and it could offer the hotel rooms to its travel customers.

Collaboration agreements with metasearch websites

As part of Holisto’s marketing strategy, Holisto entered into commercial agreements with metasearch websites. The agreements enable Holisto to offer its travel customers a variety of accommodations at attractive prices. Holisto believes that it engagements with metasearch websites on customary market terms which are industry standard and include the following material terms: (i) the term of said agreements is typically set for a fixed period, which is usually 2 years, with automatic renewals thereafter for additional terms of 1 year each unless terminated by either party (ii) the agreements can usually be canceled by prior written notice, (iii) payment terms and method, which is mostly on a pay-per-acquisition basis, so that Holisto only pays if the traveler makes an initial hotel reservation through the Holisto Platform from a contact generated by the metasearch website, irrespective of any subsequent changes or cancellations in the reservation or whether the reservation was completed, and (iv) the payment is usually made within 15 to 45 days. These agreements do not include exclusivity or non-compete clauses that restrict Holisto or the websites from further collaborations. Under these agreements, Holisto is granted a license to use the information made available by the metasearch partners for the purpose of marketing Holisto in the search engine of such Metasearch websites. In the framework of such agreements, Holisto may also be granted a license to use the Metasearch website’s search engine information and display it on the Holisto Platform, including disclosing the arrangement of Holisto with the metasearch website and using the metasearch website’s logo on the Holisto Platform.

Loan agreement with Bank Discount Capital Ltd

In March 2021, Holisto signed a loan agreement with Discount Capital Ltd., under which Holisto borrowed $3,000,000 for its day-to-day operations. Under the loan agreement, Holisto undertook to repay the loan over a period of 36 months, where in the first 3 months after the closing date Holisto will pay interest only, at an annual rate equal to 11.5%, and from the 3-month until the end of the repayment period, the loan is payable in 33 equal monthly installments. Pursuant to the loan agreement, in the event that Holisto raises more than US$10,000,000 in an equity financing, the monthly repayment amount of the loan for the next 6 months will be reduced to 2% of the principal amount of the loan. The deferred principal payments are due on the maturity date of the loan.

As part of the terms of the loan agreement, in the event Holisto meets the following financial obligations, it will be entitled to an increase of the loan by $1,000,000: (i) the average monthly profitability, determined as provided in the loan agreement, of Holisto in any period of three consecutive months will be positive at all times; and (ii) the actual monthly order value of Holisto in each calendar month will exceed US$5,000,000. The extension loan will be repaid in equal monthly installments, each in an amount equal to the amount of the extension loan divided by the number of months remaining in the term of the Loan immediately after receiving the extension loan.

In order to secure the payment of all amounts due to the Discount Capital, Holisto granted Discount Capital the following liens: (i) a first ranking and exclusive floating charge over all of its present and future tangible and intangible assets and rights; (ii) a first ranking and exclusive fixed charge on its bank account and a specific deposit account maintained with Discount Capital and contains US$240,000; and (iii) a first ranking and exclusive fixed charge over its present and future intellectual property and intellectual property rights.

In addition, as part of the terms of the loan agreement, Holisto has granted to the Discount Capital a warrant to purchase 24,191 Preferred A shares, which will result in 3,600 Holisto Ordinary Shares pursuant to the Capital Restructuring, at a total exercise price of US$36.909 and a Continuing Warrant to purchase 1,339,409 Holisto Ordinary Shares after the Capital Restructuring. This warrant can be exercised for seven years from its grant or at the consummation of a qualified acquisition as specified in the warrant, whichever is earlier.

On October 13, 2021, Holisto signed an amendment to the loan agreement with Discount Capital, under which Holisto borrowed additional $1,500,000 which bears an interest at an annual rate equal to 7% and is to be repaid over a period of 27 months commencing from January 2022.

As part of the terms of the amendment to the loan agreement, in the event Holisto meets the terms as specified in the loan amendment, Holisto will be entitled to an increase of the additional loan by $1,500,000, which will be repaid in equal monthly installments, each in an amount equal to the amount of the additional loan divided by the number of interest months remaining immediately after receiving the additional loan.

In addition, as part of the terms of the loan amendment, Holisto has granted to Discount Capital an additional warrant to purchase securities which, pursuant to the Capital Restructuring will become, 329,409 Holisto ordinary shares. To the extent Holisto does not consummate an equity capital raise reflecting a pre money valuation of at least $100,000,000 during the first six months following the agreement date, then, Holisto shall grant Discount Capital a third warrant, which is to be a warrant which in the Capital Restructuring will become 77,351 Holisto ordinary shares.

Holisto paid Discount Capital a one-time fee of $200,000 in April 2022.

Financing agreement with Connecticut Innovations, Incorporated

In November 2022, Holisto signed a financing loan agreement with Connecticut Innovations, Incorporated (“CII”) and several additional lenders listed therein (each of CII and the other lenders, a “CII Loan Agreement Lender”), under which Holisto borrowed as of the date of this prospects/proxy statement US$4.17 million for its day-to-day operations, bearing a simple interest on the outstanding balance at a rate of 10% per annum (the “CII Loan Agreement”). Under the CII Loan Agreement, Holisto undertook to repay each Loan Amount as follows: (i) during the period of six months following the Closing, the Company shall pay each CII Loan Agreement Lender only the interest accrued on such lender’s principal amount, in quarterly payments, as set forth in the repayment schedule (the “Initial Period”); and (ii) from the end of the Initial Period, each loan amount shall be repaid by Holisto in quarterly installments over a 30-months’ period, at such times and in such amounts as set forth in the CII Loan Agreement.

In order to secure the payment of all amounts due to the CII Loan Agreement Lenders, Holisto has granted the CII Loan Agreement Lenders the following (all subordinated to Discount Capital Ltd.): (i) a second ranking floating charge over all of its present and future tangible and intangible assets and rights; (ii) a second ranking and exclusive fixed charge on its bank accounts; and (iii) a second ranking specific charge over its present and future intellectual property and intellectual property rights.

In addition, as part of the terms of the CII Loan Agreement, Holisto has granted each of the CII Loan Agreement Lenders a warrant to purchase share of its most senior class of shares, outstanding at the time the warrant is exercised, at an exercise price of US$0.0001 per share, subject to adjustments set forth therein (the “CII Warrants”). The CII Warrants can be exercised at the earlier of: (i) 3 years from their grant, (ii) upon the consummation of an M&A event or a merger, as specified in the CII Warrants, or (iii) upon the consummation of an IPO as specified in the CII Warrants, including the listing contemplated under the Business Combination Agreement. The number of shares into which the CII Warrants may be exercised equals to: (A) Holisto’s fully diluted share capital as of immediately prior to the exercise of the applicable CII Warrant (excluding however the CII Warrants the Merger consideration, any Holisto ordinary shares reserved for issuance under the Equity Plan that are excluded from total Holisto shares pursuant to the Business Combination Agreement, any SAFE agreements outstanding as of the date of the CII Loan Agreement (other than the Old SAFE Agreements) and any and all other agreements, securities or convertible securities which are entered into following such date pursuant to which Holisto shares are issued or issuable at or following the Closing of the Business Combination), multiplied by (B) a fraction the numerator of which is the 80% of the principal amount of the loan actually extended to Holisto by the applicable CII Loan Agreement Lender and the denominator of which is: (i) US$400,000,000, provided that a merger (as specified in the CII Warrants) is consummated, or (ii) if the applicable CII Warrant is exercised after the Business Combination Agreement has been terminated or expired without such merger being consummated, then the lower of (A) US$400,000,000, and (B) Holisto’s pre-money valuation determined in the first fixed-price equity financing round occurring after the termination or expiration of the Business Combination Agreement and in which round at least 25% of the Holisto’s fully diluted share capital at such time is issued to investor(s).

Research and Development

Holisto has an established data and technology-focused R&D organization centered in Israel. Holisto’s R&D team, with deep expertise in travel, data science and software development, is focused on building innovative new products, technologies and digital applications, and covers both core technology as well as cutting-edge artificial intelligence and machine learning to drive value-added digital and software applications available through the Holisto Platform.

Holisto’s development strategy is to identify products and features that bring value to its travel customers and differentiate it from its competitors. Holisto evaluates and prioritizes its R&D initiatives, beginning with defining market requirements and needs, creating a program budget, identifying the desired solution, financial payback, resource requirements, time required to launch the new product, system, or service into the market and monitoring and controlling the business and technological performance of the product, system, or service. Holisto employs a stringent engineering stage gate review process that ensures all R&D programs are meeting their stated objectives from inception to deployment. Holisto’s R&D team is currently engaged in, among other things, development and improvement of the Holisto Platform and Holisto’s mobile application which was launched in November 2022. Holisto has a R&D team consisting of approximately 49 employees and, as needed, it collaborates with consultants to enhance its capabilities.

Holisto’s research and development activities are carried out in Israel. Holisto has received grants from the IIA for an approved program, as well as through its participation in an incubator in the field of Internet, cellular and New Media, operated by the incubator company Explorer. Dream. Discovery Ltd. An incubator company is a project company operating under a technology incubator funded in part by the IIA.

Under the R&D Law, research and development projects which are approved by the Research Committee of the IIA are eligible for grants, in exchange for payment of royalties from revenues generated by the products developed within the framework of such approved project and subject to compliance with certain requirements and restrictions under the R&D Law as detailed below, which must generally continue to be complied with even following full repayment of all IIA grants.

Holisto received grants from the IIA for certain projects and may receive additional grants in the future. Under the terms of the grants received, Holisto is required to pay royalties of 3% (which in some cases may be up to 5% pursuant the provisions of the R&D Law) of the revenues it generates from its products which incorporate Financed Know-How, or IIA Products, until 100% of the dollar value of the grant is repaid (plus interest applicable to grants received on or after January 1, 1999). As of the date of this proxy statement/prospectus Holisto has received grants from the IIA in the principal amount of NIS 4.27 million (approximately $1.22 million). Therefore, Holisto’s contingent obligation for royalties, net of royalties already paid or accrued in the amount of NIS 0.762 million (approximately $0.225 million) along with the accumulated interest to date of approximately NIS 0.076 million (approximately $0.022 million) totaled to approximately NIS 3.46 million (approximately $1.02 million).

The R&D Law requires that the manufacture of IIA Products will be carried out in Israel, unless the IIA provides its approval to the contrary. This approval may be subject to various conditions, including the repayment of increased royalties equal to up to 300% of the total grant amount plus applicable interest and an increase of 1% in the royalty rate, depending on the extent of the manufacturing that is to be conducted outside of Israel. The R&D Law also provides that Financed Know-How and any right derived therefrom may not be transferred to third parties, unless such transfer was approved in accordance with the R&D Law. The Research Committee operating under the IIA may approve the transfer of Financed Know-How between Israeli entities, provided that the transferee undertakes all the obligations in connection with the grant as prescribed under the R&D Law. In certain cases, the research committee may also approve a transfer of the Financed Know-How outside of Israel, in both cases, subject to the receipt of certain payments calculated according to a formula set forth in the R&D Law. In the case of transfer outside of Israel, a payment of up to six times the total amount of grants plus applicable interest; and in the case the R&D activity related to the know-how remains in Israel, a payment of up to three times of such total amount. These approvals are not required for the sale or export of any products resulting from such R&D activity or based on such Financed Know-How.

Intellectual Property

Holisto relies primarily on patents, trademarks, domain names, copyright, know-how and trade secrets, confidentiality agreements and procedures, and other contractual arrangements to protect its technology.

Holisto owns one granted patent in Israel, which was also granted a Notice of Allowance in the U.S., which is entitled “System and Method for Optimizing Utilization of a Population of Underutilized Physical Facilities Such As Tourist,” which was granted in Israel on January 30, 2021. In addition, Holisto has filed 16 additional patent applications in the U.S., Europe, PCT (Patent Cooperation Treaty) and Israel and owns 43 domain name registrations, including Splitty.com, GoSplitty.com, Traveluro.com, Holisto.com and Algotels.com. In addition, Holisto has a registered trademark in Israel and filed a trademark registration in the EU, UK and US based on the Israeli trademark granted.

Holisto relies on trade secret protection and confidentiality agreements to safeguard its interests with respect to proprietary know-how and software that is not patented or processes for which patents are difficult to enforce. Holisto believes that many elements of its technology and processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, test equipment designs, algorithms, and procedures.

Holisto typically requires its business partners to enter into confidentiality agreements before it discloses any sensitive aspects of its technology or business plans. Holisto seeks to protect its trade secrets and confidential information through a variety of methods, including confidentiality agreements with employees, third parties, and others who may have access to Holisto’s proprietary information. Holisto also requires key employees to sign invention assignment agreements with respect to inventions arising from their employment and restrict unauthorized access to the company’s proprietary technology. In addition, Holisto has developed proprietary, AI-driven software that is protected through a combination of copyright and trade secrets.

Notwithstanding Holisto’s efforts to protect its intellectual property, there can be no assurance the measures taken will be effective or that its intellectual property will provide any competitive advantage. Holisto can provide no assurance that any patents will be issued from its pending applications or any future applications or that any issued patents will adequately protect its proprietary technology. Holisto’s intellectual property rights may be invalidated, circumvented or challenged. Furthermore, the laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States and, as a result, Holisto may be unable to protect its intellectual property and other proprietary rights in certain jurisdictions. In addition, while Holisto has confidence in the measures it takes to protect and preserve its trade secrets, it cannot guarantee these measures will not be circumvented, or that all applicable parties have executed confidentiality or invention assignment agreements. In addition, such agreements can be breached, and may not have adequate remedies should any such breach occur. Accordingly, Holisto’s trade secrets may otherwise become known or be independently discovered by competitors.

Seasonality

Since it introduced the Holisto Platform in mid-2020, Holisto’s business has not been seasonal in nature. As a result of global trends involving changes and volatility in hotel booking and travel industry, arising from the imposition and subsequent termination or lessening of restrictions on travel due to the COVID-19 pandemic and changes in travel availability by travel service providers, seasonality factors have not been apparent. It remains difficult to predict these trends and the extent to which seasonality will be a factor impacting our results of operations in the future.

Historically, the hotel bookings market and travel market generally usually experience seasonality. Typically, the market experiences increased bookings in the second and third quarters (spring and summer), based on demand for leisure travel. Demand in the first quarter is generally lower, due to winter weather conditions and children’s school requirements. The fourth quarter usually has higher demand for leisure travel during the holiday season.

Human Capital and Employees

Overview

As of November 30, 2022, Holisto had 41 employees based in Israel, and Holisto U.S. had four employees based in the United States. Of Holisto’s employees based in Israel, 19 employees comprise Holisto’s information technology and product team, one employee engages Holisto’s technical operations and customer service, seven employees comprise Holisto’s commercial team, who carry out sales and marketing activities, and fourteen employees comprise Holisto’s general and administrative team. Holisto U.S.’s employees consist of one employee who functions as Holisto’s information technology and product team, one employee who works with Holisto’s technical operations and customer service, and two employees who comprise Holisto U.S.’s commercial team, engaging in sales and marketing activities. In addition, Holisto engaged 230 individuals under contractor, outsourcing or professional service contracts, which are part of the team providing customer service support to Holisto’s travel customers.

Holisto has entered into employment agreements with each of its employees, including U.S. employees and including executive officers. All of these agreements are at-will and subject to termination after various notice periods, specify an employee’s duties and contain customary provisions regarding confidentiality, intellectual property assignment and non-solicitation provisions, as well as an undertaking not to compete with Holisto or in Holisto’s field of business.

Israeli Law Considerations

Holisto’s employees are not represented by labor unions. Nevertheless, with respect to Holisto’s employees in Israel, certain provisions of the collective bargaining agreements between the Histadrut, or the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations (including the Industrialists’ Association) may be applicable to Holisto’s employees by virtue of orders of the Israeli Ministry of Labor, Social Affairs and Social Services. These provisions concern mainly the length of the workday, determination of severance pay and other conditions of employment.

While Holisto’s employment agreements are at-will, subject to providing certain prior notice, pursuant to Israeli law, Holisto is legally required to pay severance benefits upon certain circumstances, including the death of an employee or the termination of employment of an employee without due cause. Holisto complies with the approval issued by the Minister of Labor under Section 14 of the Israeli Severance Pay Law, 1963, pursuant to which Holisto’s regular deposits with pension funds and/or insurance policies, for the benefit of its employees, exempt Holisto from any additional liability towards the employees on account of severance in respect of which such deposits are made. Pursuant to Israeli law, employers are required to conduct a hearing before making a decision on terminating an employee’s employment, regardless of the reason. The hearing requirement includes providing notice and reasons for the contemplated termination prior to making any decision on termination. Israeli employers and employees are also required to pay predetermined amounts to the National Insurance Institute, which is substantially similar to the United States Social Security Administration.

Properties

Holisto is headquartered in in Rishon Le’Zion, Israel, where it leases office space of 70 square meters, under a lease agreement expiring in June, 2023 for a monthly rent of $12,000. Other operations are located in Tel Aviv, Israel, where Holisto leases office space of 40 square meters for a monthly rent of $10,000, in Greenwich, Connecticut, where Holisto leases office space of 12 square meters for a monthly rent of $2,000 and in New York, New York, where Holisto leases office space of 10 square meters for a monthly rent pf $3,000.

Holisto continues to seek ways to reduce its global footprint in response to the COVID-19 pandemic while maintaining world class customer service. The COVID-19 pandemic has highlighted the ability to maintain most central business operations outside of traditional office space. Holisto believes its facilities are adequate and suitable for current business needs and expects to continue to reduce reliance on fixed office space in the future.

COVID-19 Impact

The COVID-19 pandemic and the steps taken by governments and industry have had a significant impact the level of economic activity around the world, had an unprecedented effect on the global travel industry. Since the first quarter of 2020, the governments of many countries, states, cities and other geographic regions have implemented, and continue to implement, a variety of containment measures, including travel restrictions, bans and advisories, instructions to practice social distancing, curfews, quarantine advisories, including quarantine restrictions after travel in certain locations, “shelter-in-place” orders, required closures of non-essential businesses, vaccination mandates or requirements for businesses to confirm employees’ vaccination status, and other restrictions. During the course of the pandemic, governments implemented additional containment measures in response to new variants of the virus which arise frequently with initially no understanding of the effects or seriousness of the variant. Although the development of vaccines and treatments for COVID-19 has lessened the public’s perception of the seriousness of COVID-19, there is still a general concern about the COVID-19. While COVID-19 reported mortality rates appear to have receded in the United States The current strains of the virus appear to be less severe but not necessarily less contagious, the process of vaccinating against the COVID-19 requires periodic vaccinations with various levels of success. In addition, the impact of vaccine hesitancy, as well as uncertainty over the efficacy of the vaccine against new variants of the virus and the public recognition of the fact that fully vaccinated individuals can still develop COVID-19, may all contribute to delays in economic recovery on even a regression in economic condition, particularly for the travel industry. The ability to travel has been limited through border closures, mandated travel restrictions and limited operations of hotels and airlines, and may be further limited through additional voluntary or mandated closures of travel-related businesses.

One of the effects of the government policies that were directed at containing COVID-19 that affected travel generally and the hospitality industry in particular was major closures of hotels and reductions of flights. In 2019 and 2020 many hotels closed and terminated or substantially reduced their staff, and airlines suffered both resignations and layoffs and, with fewer travelers, airlines cut costs by reducing staff. Airports faced similar problems as a result of the reduced level of travel. Now, in 2023, as the public interest in travel has increased significantly, the airlines are facing a shortage of pilots and the hospitality industry is facing a shortage of workers, who are less inclined to take a low-paying job in the hospitality industry.

However, recently many countries, including the United States, have reduced the requirements for entry and make entry into the country easier and travel has increased. As a result, flight delays and cancellation, which affect the travel industry in general, have resulted more from pilot and other personnel shortages and weather conditions, particularly freezing temperatures and heavy snow falls, in the United States and Europe than from COVID restrictions. Nonetheless, Holisto does not believe the COVID-19 pandemic materially adversely affect its operations, mainly due to the following actions, which Holisto took commencing when COVID-19 was becoming world-wide:

•        Holisto continued the development and product testing of the Holisto Platform prior to the introduction of the Platform in mid-2020 and concentrated its development, testing and marketing activities primarily in the United States.

•        In 2021, Holisto changed the focus of its marketing efforts by using marketing channels that charge fees based on actual booking through the system (“pay per sale”) rather than marketing channels that use the “pay per click” model, which had been Holisto’s prior practice, which resulted in both increased revenue and increased marketing expenses;

•        Holisto took a proactive approach by contacting travel customers who would cancel reservation and offering them a credit or purchase vouchers with future credit, thereby allowing Holisto to independently manage the refunds, with all of the credits being used in 2021, with the result that Holisto did not lose revenue from these cancelations; and

•        Holisto took actions during the pandemic, such as temporary reductions in salaries of the vast majority of its employees, which enabled Holisto to avoid placing employees on unpaid leave of absence or effecting mass layoffs thus preserving its staff for the anticipated increase in revenue when business increased. These salary reductions were terminated in February 2021.

Legal proceedings

From time to time, Holisto may be involved in various claims and legal proceedings relating to claims arising out of its operations. Holisto is currently involved in, and may in the future be involved in, legal proceedings, claims, and government investigations in the ordinary course of business. These include proceedings, claims, and investigations relating to, among other things, regulatory matters, commercial matters, intellectual property, competition, tax, employment, pricing, discrimination, consumer rights, personal injury, and property rights.

Holisto is not currently a party to any material legal proceedings (including any such proceedings that are pending or threatened of which Holisto is aware).

Government Regulation

Consumer Protection and Data Privacy

Holisto provides data and information to its users and conducts marketing activities that are subject to consumer protection laws in jurisdictions in which Holisto operates. For example, the United States and European Union are increasingly regulating certain activities on the internet and online commerce, including the use of information retrieved from or transmitted over the internet and user-generated content, are increasingly focused on ensuring user privacy and information security and limiting behavioral targeting and online advertising, and are imposing new or additional rules regarding the taxation of internet products and services, the quality of products and services as well as the liability for third-party activities. Moreover, the applicability to the internet of existing laws governing issues such as intellectual property ownership and infringement is uncertain and evolving.

In particular, Holisto is subject to an evolving set of data privacy laws. In the ordinary course of its business, Holisto may process a significant amount of personal information and other regulated information from our users, employees and other third parties. Accordingly, Holisto is, or may become, subject to numerous privacy and data protection obligations, including local and foreign laws, regulations, guidance, and industry standards related to privacy and data protection. Such obligations may include, without limitation, the PPL and its regulations, including the Israeli Privacy Protection Regulations (Data Security) 2017, the Federal Trade Commission Act, the Children’s Online Privacy Protection Act of 1998, the California Consumer Privacy Act of 2018 (“CCPA”), the California Privacy Rights Act (“CPRA”) (starting in 2023), the European Union’s General Data Protection Regulation 2016/679 (“EU GDPR”), the EU GDPR as it forms part of United Kingdom (“UK”) law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (“UK GDPR”), and the Privacy Directive.

The PPL, CCPA, CPRA, EU GDPR and UK GDPR are examples of the increasingly stringent and evolving regulatory frameworks related to personal data processing that may increase our compliance obligations and exposure for any noncompliance. For example, the PPL and its regulations, including the Israeli Privacy Protection Regulations (Data Security) 2017, which came into effect in Israel in May 2018, impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured, as well as the guidelines of the Israeli Privacy Protection Authority. Failure to comply with the PPL, its regulations and guidelines issued by the Israeli Privacy Protection Authority, may expose Holisto to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Please see “Risks Related to Holisto’s Incorporation and Location in Israel — Holisto is subject to the Israeli Privacy Protection Law and its regulations.”

In addition, the CCPA, if applicable to Holisto, imposes obligations on covered businesses to provide specific disclosures related to a business’s collection, use, and disclosure of personal data and to respond to certain requests from California residents related to their personal data (for example, requests to know of the business’s personal data processing activities, to delete the individual’s personal data, and to opt out of certain personal data disclosures). Also, the CCPA provides for civil penalties and a private right of action for certain data breaches. In addition, the CPRA, effective January 1, 2023, will expand the CCPA. The CPRA will, among other things, give California residents the ability to limit use of certain sensitive personal data, establish restrictions on personal data retention, expand the types of data breaches that are subject to the CCPA’s private right of action, and establish a new California Privacy Protection Agency to implement and enforce the new law. U.S. federal and state consumer protection laws also require us to publish statements that accurately and fairly describe how we handle personal data and choices individuals may have about the way we handle their personal data.

The GDPR applies to any company established in the European Economic Area (“EEA”) and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. These obligations may include limiting personal data processing to only what is necessary for specified, explicit, and legitimate purposes; increasing transparency obligations to data subjects; limiting the collection and retention of personal data; increasing rights for data subjects; requiring the implementation and maintenance of technical and organizational safeguards for personal data; and mandating notice of certain personal data breaches to the relevant supervisory authority(ies) and affected individuals. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning content regulation and data protection that could affect Holisto.

Research and Development

Holisto has received governmental grants from the IIA, for the financing of a portion of its research and development expenditures. Even following full repayment of any IIA grants, and unless agreed otherwise by the applicable authority of the IIA, Holisto must nevertheless continue to comply with the requirements of the R&D Law with respect to Financed Know-How, including an obligation for repayment of such grants from sales of products based on the Financed Know-How, if and when such sales occur. In addition to the obligation to pay royalties to the IIA, the R&D Law requires that products which incorporate Financed Know-How be manufactured in Israel and prohibits the transfer of the Financed Know-How and any right derived therefrom to third parties, unless otherwise approved in advance by the IIA; Such prior approval may be given by the IIA subject to payment of increased royalties.

Employment

Holisto is also subject to laws governing its relationship with employees, including laws governing wages and hours, benefits, immigration and workplace safety and health.

Other Regulation

Holisto’s business is subject to various other laws and regulations, involving matters such as income tax and other taxes, consumer protection, online messaging, advertising and marketing, laws governing bribery and other corrupt business activities, and regulations aimed at preventing money laundering or prohibiting business activities with specified countries or persons. As the company expands into additional markets, it will be subject to additional laws and regulations.

The regulatory environment in each market is often complex, evolving and can be subject to significant change. Some relevant laws and regulations are inconsistent, ambiguous and could be interpreted by regulators and courts in ways that could adversely affect Holisto’s business, results of operations, and financial condition. Moreover, certain laws and regulations have not historically been applied to an innovative hospitality provider such as Holisto, which often makes their application to its business uncertain. For additional information regarding the laws and regulations that affect Holisto’s business, see the section titled “Risk Factors” in this proxy statement/prospectus.

DIRECTOR AND EXECUTIVE COMPENSATION

Compensation of Directors and Other Office Holders

The term “office holder” as defined in the Companies Law includes a director, the chief executive officer, chief business manager, deputy chief executive officer, vice chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, and any manager who is directly subordinated to the chief executive officer.

The term “compensation” including exemption and release of the office holder from liability for breach of his or her duty of care to the Company, an undertaking to indemnify the office holder, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service and any benefit, other payment or undertaking to provide any payment as aforesaid.

Compensation Policy

Under the Israeli Companies Law, public companies incorporated under the laws of the State of Israel are required to adopt a compensation policy, which sets forth their policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, exemption from liability and indemnification. Such compensation policy should take into account, among other things, the provision of proper incentives to directors and officers, management of risks by the company, the office holder’s contribution to achieving corporate objectives and increasing profits, and the function of the office holder or director.

In accordance with the Companies Law, the compensation policy of a public company incorporated under the laws of the State of Israel and any amendments thereto must be approved by the company’s board of directors, after considering the recommendations of the compensation committee, followed by an approval of the company’s shareholders by a special majority vote (the “Special Majority Vote”), under which:

•        at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded); or

•        the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the company.

The compensation policy must be reviewed from time to time by the board and must be re-approved or amended by the board of directors and the shareholders no less than once every three years. If the compensation policy is not approved by the shareholders, the compensation committee and the board of directors may nonetheless approve the policy, following further discussion of the matter and for detailed reasons.

Directors

Generally, directors’ remuneration should be consistent with a company’s compensation policy and requires the approval of the compensation committee, the board of directors and the shareholders (in that order). Notwithstanding the above, in certain circumstances shareholder approval may be waived (see below) and, under different circumstances, the compensation committee and the board of directors may approve an arrangement that deviates from the compensation policy, provided that such arrangement is approved by a Special Majority Vote.

According to the Compensation Regulations, external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member, and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Compensation Regulations, as supplemented by the Alleviation Regulations, based on the classification of the company according to the amount of its capital. The candidate for service as external director must be notified by the company of his or her remuneration terms prior to his or her appointment and, subject to certain exceptions, such remuneration will not be amended throughout the three-year period during which he or she is in office. A company may also compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, in addition to the annual and participation remuneration and the reimbursement of expenses, subject to certain limitations set forth in the Compensation Regulations.

According to regulations promulgated under the Companies Law with respect to relief in approval of certain related party transactions (the “Relief Regulations”), shareholders’ approval for directors’ compensation and employment arrangements is not required if both the compensation committee and the board of directors resolve that either (i) the directors’ compensation and employment arrangements are solely for the benefit of the company or (ii) the remuneration to be paid to any such director does not exceed the maximum amounts set forth in the Compensation Regulations. Further, according to the Relief Regulations, shareholders’ approval for directors’ compensation and employment arrangements is not required if (i) both the compensation committee and the board of directors resolve that such terms (a) are not more beneficial than the former terms, or are essentially the same in their effect; and (b) are in line with the company’s compensation policy; and (ii) such terms are brought for shareholder approval at the next general meeting of shareholders. Also, according to the Compensation Regulations, shareholder approval may be waived if the remuneration to be paid to the external directors is between the fixed and maximum amounts set forth in such regulations.

Chief Executive Officer

Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a Special Majority Vote). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s compensation policy then in effect; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy, provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a Special Majority Vote).

In addition, under certain circumstances, a company may be exempt from shareholder approval with respect to the extension or renewal of the compensation terms of its chief executive officer, provided that (a) such compensation terms are not more beneficial compared to the terms in the previous engagement with the chief executive officer, or are essentially the same in their effect, and (b) the compensation terms are in compliance with the company’s compensation policy then in effect, and the previous compensation arrangement with the chief executive office was approved by the shareholders by a Special Majority Vote. Moreover, the company may be exempt from shareholder approval requirement with regard to the approval of the engagement terms of a candidate for the chief executive officer position if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to engage the chief executive officer candidate.

Office Holders other than Directors and the Chief Executive Officer

The Companies Law requires the approval of the compensation of a public company’s office holders (other than directors and the chief executive officer) in the following order: (i) the compensation committee, (ii) the board of directors, and (iii) if such compensation is inconsistent with the company’s compensation policy then in effect, the company’s shareholders (by a Special Majority Vote). However, if the shareholders of the company do not approve a compensation arrangement with such office holder that is inconsistent with the company’s compensation policy then in effect, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

An amendment to the existing compensation terms of an office holder (who is not a director or the chief executive officer) requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the original arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder who is subordinate to the chief executive officer shall not require the approval of the compensation committee, if (i) the amendment is approved by the chief executive officer, (ii) the company’s compensation policy provides that a non-material amendment to the compensation terms of such an office holder may be approved by the chief executive officer, and (iii) the compensation terms are consistent with the company’s compensation policy then in effect.

Variable Compensation and Annual Cash Bonuses of Office Holders

The Companies Law requires that all variable compensation of directors and chief executive officers be based on measurable criteria, with the exception of a non-substantial portion of up to 3 monthly salaries. With respect to office holders who are not directors or chief executive officers, the Companies Law allows that 100% of the variable compensation be based on non-measurable criteria.

Aggregate Compensation of Directors and Other Office Holders

The aggregate compensation paid by Holisto and its subsidiaries to its office holders, including equity-based compensation, for the year ended December 31, 2021, was approximately $1.72 million. This amount includes approximately $267,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefit costs commonly reimbursed or paid by companies in Israel.

The aggregate compensation paid by Holisto and its subsidiaries to its office holders, including equity-based compensation, for the six months period ended June 30, 2022, was approximately $0.87 million. This amount includes approximately $267,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefit costs commonly reimbursed or paid by companies in Israel.

In addition, see “Description of the Transactions — Merger Consideration” for a description on the payments to Holisto’s management in connection with the consummation of the Business Combination Agreement.

As of December 31, 2021, options to purchase 28,599 Ordinary Shares granted to Holisto’s office holders were outstanding under its equity incentive plan at a weighted-average exercise price of $15.7. The number of Ordinary Shares and the exercise price per Ordinary Share in the preceding sentence will be adjusted by the Conversion Ratio as a result of the Capital Restructuring, and will be options to purchase 1,861,769 Ordinary Shares at an average exercise price of approximately $0.24 per shares. As of June 30, 2022, options to purchase 28,719 Ordinary Shares granted to Holisto’s office holders were outstanding under its equity incentive plan at a weighted-average exercise price of $15.7. The number of Ordinary Shares and the exercise price per Ordinary Share in the preceding sentence will be adjusted by the Conversion Ratio as a result of the Capital Restructuring, and will be options to purchase 1,851,192 Ordinary Shares at an average exercise price of approximately $0.24 per shares.

Equity Incentive Plans

2019 Share Option Plan

Holisto’s 2019 Share Option Plan (the “2019 Main Plan”), Holisto’s 2019 Sub-Plan for Grantees Subject to Israeli Taxation (the “2019 Israeli Sub-Plan”) and the Holisto’s 2019 Share Option US Sub-Plan (the “2019 US Sub-Plan”, and together with the 2019 Main Plan and the 2019 Israeli Sub-Plan (the “2019 Plan”) were adopted by its board of directors on May 29, 2019. The 2019 Plan provides for the grant of options to employees, directors, office holders, service providers and consultants of the Company, with the two sub-plans adding certain specific rules and limitations applicable to the Israeli Grantees or US Grantees (as defined below). The Israeli Sub-Plan establishes certain rules and limitations applicable to options granted to grantees, the grant of options to whom (or the exercise or sale of shares underlying such options) are subject to taxation pursuant to the Israeli Income Tax Ordinance [New Version], 5721-1961 (“Israeli Grantees” and the “Ordinance”, respectively). The 2019 US Sub-Plan establishes certain rules and limitations applicable to options granted under the 2019 Plan to grantees who subject to taxation pursuant to the United States tax laws (“US Grantees”).

Authorized Shares.    As of June 30, 2022, 2021, there were options outstanding to purchase 40,892 of Holisto’s Ordinary Shares under the 2019 Plan. Ordinary Shares subject to options granted under the 2019 Plan that expire or become unexercisable without having been exercised will become available again for future grant under the 2022 Plan (as defined below).

Administration.    The Company’s board of directors, or a duly authorized committee of the Company’s board of directors, administers the 2019 Plan. Under the 2019 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2019 Plan, designate recipients of option grants, determine and amend the terms of options, including the exercise price of an option, the fair market value of Holisto’s Ordinary Shares, the time and vesting schedule applicable to an option grant, modify or amend the vesting schedule applicable to an option grant, prescribe the forms of agreement for use under the 2019 Plan, determine the applicable tax regimes to which the options will be subject and take all other actions and make all other determinations necessary for the administration of the 2019 Plan. If the administrator is a duly authorized committee of Holisto’s board of directors, Holisto’s board of directors will determine the grant of options to be made, if any, to members of such committee.

The administrator also has the authority to amend and modify rules and regulations relating to the 2019 Plan or terminate the 2019 Plan at any time before the date of expiration of its ten-year term.

Eligibility.    The 2019 Israeli Sub-Plan provides for granting options under various tax regimes, including, without limitation, in compliance with Section 102 (“Section 102”) of the Ordinance, unapproved Section 102 options, and Section 3(i) of the Ordinance.

Section 102 of the Ordinance allows employees, directors and officers who are not “controlling shareholders” (as used under the Ordinance) and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options under certain terms and conditions. Holisto’s non-employee service providers and controlling shareholders who are considered Israeli residents may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track.”

The 2019 US Sub-Plan provides for granting options that may be either Incentive Stock Options (within the meaning of Section 422 of the United States Internal Revenue Code (the “Code”) or non-qualified stock options under various tax regimes, including, without limitation, in compliance with Section 409A of the Code (“Section 409A”) and with Section 280G of the Code.

Option Pool.    Holisto shall at all times until the expiration or termination of the 2019 Plan keep reserved a sufficient number of shares to meet the requirements of the 2019 Plan.

Grant.    All options granted pursuant to the 2019 Plan are evidenced by an option agreement, in a form approved, from time to time, by the administrator, in its sole discretion. The option agreement sets forth the terms and conditions of the option, number of shares subject to such option, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Each option will expire ten years from the date of the grant thereof, or upon the earlier termination of the grantee’s employment, unless such shorter term of expiration is otherwise designated by the administrator.

Vesting of Options.    Unless otherwise determined by the administrator of the 2019 Plan with respect to any, some or all options, each option shall vest over a 4-year period from the date of grant, with one quarter of such options becoming vested on the first anniversary of such grant, and the remaining portion in equal parts every quarter from the first anniversary and until the fourth anniversary of such grant or as otherwise indicated in the grantee’s option agreement. An option may be subject to such other terms and conditions on the time or times when it may be exercised (including by way of performance conditions), as the administrator may deem appropriate. The vesting provisions of individual options may vary.

Exercise.    An option under the 2019 Plan may be exercised by providing Holisto with a written notice of exercise and full payment of the exercise price for such shares underlying the option, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. Such notice is irrevocable and may not be resigned or revised once it has been delivered to Holisto. With regard to tax withholding, exercise price and purchase price obligations arising in connection with options under the 2019 Plan, the administrator may, in its discretion, among others, accept cash or otherwise provide for net withholding of shares in a cashless exercise mechanism.

Transferability.    Neither the options nor any right in connection with such options are assignable or transferable.

Termination of Employment.    In the event of termination of a grantee’s employment or service with Holisto or any of its affiliates, all vested and exercisable options held by such grantee as of the date of termination may be exercised at the earlier of the expiration date of such grantee’s vested options or within three months after such date of termination, unless otherwise determined by the administrator. After such three-month period, all such unexercised options will terminate, and the shares covered by such options shall again be available for issuance under the 2019 Plan.

In the event of termination of a grantee’s employment or service with Holisto or any of its affiliates due to such grantee’s death, retirement or disability, all vested and exercisable options held by such grantee as of the date of termination may be exercised by the grantee within 12 months after such date of termination, unless otherwise provided by the administrator. Any options which are unvested as of the date of such termination or which are vested but not then exercised within the 12 months period following such date, will terminate and the shares covered by such options shall again be available for issuance under the Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with Holisto or any of its affiliates is terminated for “cause” (as defined in the 2019 Plan), all outstanding options held by such grantee (whether vested or unvested) will terminate on the date of such termination and any and all of such grantee’s shares resulting from the exercise of its options shall be subject to Holisto’s repurchase right for a 180 days period after such termination.

Voting Rights.    The administrator is entitled to require, as a condition to the exercise of any option, that a grantee (and the trustee, if there is a trustee who is the holder of the exercised shares) shall sign and deliver to a nominee as may be designated by the administrator an irrevocable proxy, appointing the nominee as the sole person entitled to exercise the voting rights, and exercise or waive any and all rights conferred by such shares, including without limitation, to authorize a sale or exchange of the exercised shares, pursuant to the instructions of the administrator.

Dividends.    Cash dividends paid or distributed, if any, with respect to the exercised shares shall be remitted directly to the grantee who is entitled to the exercised shares for which the dividends are being paid or distributed, subject to any applicable taxation on such distribution of dividend, and the withholding thereof.

Transactions.    In the event of a share split, reverse share split, bonus shares (stock dividend), combination or reclassification of shares, the administrator shall make an appropriate adjustment in the number of shares related to each outstanding option and to the number of shares reserved for issuance under the 2019 Plan.

In the event of a dissolution of liquidation of Holisto, the administrator shall have the right to resolve with respect to certain grantees that all or part of such grantees’ outstanding options may be exercised in full by the grantees as of immediately prior to the effective date of such liquidation or dissolution of Holisto, without regard to the vesting terms thereof.

2022 Share Option Plan

Holisto has adopted a new share incentive plan (the “2022 Plan”) under which it may grant equity-based incentive awards to attract, motivate and retain the talent for which it competes. After the adoption of the 2022 Plan, Holisto will no longer grant any awards under the 2019 Plan, though previously granted options under the 2019 Plan will remain outstanding and governed by the 2019 Plan.

Administration.    Holisto’s board of directors, or a duly authorized committee of Holisto’s board of directors, will administer the 2022 Plan. Under the 2022 Plan, the administrator has the authority, subject to applicable law, to the designate the grantees, grant awards and determine the terms of each grant (which need not be identical), including the vesting schedule and the exercise price thereof, determine the applicable tax regimes to which the awards will be subject, determine the terms and form of the applicable award agreement (which need not be identical), modify or amend the exercise period, vesting schedules (including by way of acceleration and/or performance criteria) and/or of the exercise price of awards, take any other action and/or determination deemed by the administrator to be required or advisable for the administration of the 2022 Plan and/or any sub-plan thereunder or award agreement, determine interpretation of the 2022 Plan, any sub-plan thereunder, and any award agreements, adopt sub-plan, extending the period of the 2022 Plan or any sub-plan thereunder, and determine any other matter which is necessary or desirable for, or incidental to, the administration of the 2022 Plan.

Eligibility.    The 2022 Plan provides for granting awards under various tax regimes, including, without limitation, for awards granted to Holisto’s Israeli employees or service providers, in compliance with Section 102 of the Ordinance or Section 3(i) of the Ordinance and for awards granted to non-Israeli employees or service providers.

Section 102 of the Ordinance allows employees, directors and officers who are not “controlling shareholders” (as used under the Ordinance) and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options under certain terms and conditions. Holisto’s non-employee service providers and controlling shareholders who are considered Israeli residents may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track.”

Grant.    All awards granted pursuant to the 2022 Plan will be evidenced by an award agreement, in a form approved, from time to time, by the administrator. The award agreement will set forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Certain awards under the 2022 Plan may constitute or provide for a deferral of compensation, subject to Section 409A, which may impose additional requirements on the terms and conditions of such awards.

Awards.    The 2022 Plan provides for the grant of share options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, restricted share units and other share-based awards.

Exercise.    An award under the 2022 Plan may be exercised by providing Holisto with a written notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2022 Plan, the administrator may, in its discretion, accept cash, provide for net withholding of shares in a cashless exercise mechanism or direct a securities broker to sell shares and deliver all or a part of the proceeds to Holisto.

Transferability.    Other than by will, the laws of descent and distribution or as otherwise provided under the 2022 Plan, neither the options nor any right in connection with such options are assignable or transferable.

Termination of Employment.    In the event of termination of a grantee’s employment or service with Holisto or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such period, all such unexercised awards will terminate and the shares covered by such awards will again be available for issuance under the 2022 Plan.

In the event of termination of a grantee’s employment or service with Holisto or any of its affiliates due to such grantee’s death or Disability (as defined in the 2022 Plan), the vesting of all of the grantee’s options that are not thereunto vested options shall accelerate and be deemed vested option, and such options shall be for a period of twelve months after such date of termination, unless otherwise provided by the administrator. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within such date, will terminate and the shares covered by such awards will again be available for issuance under the 2022 Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with Holisto or any of its affiliates is terminated for “cause” (as defined in the 2022 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination, and the shares covered by such awards shall again be available for issuance under the 2022 Plan. Under such circumstances, any shares issued upon exercise of options (including other shares or securities issued or distributed with respect thereto), whether held by the grantee or by a trustee for the grantee’s benefit), shall be deemed to be irrevocably offered for sale to Holisto, any of its affiliates or any person designated by Holisto to purchase, at Holisto’s election and subject to applicable law, either for no consideration, for the par value of such shares (if shares bear a par value) or against payment of the exercise price previously received by Holisto for such shares upon their issuance, as the administrator deems fit. Such shares or other securities shall be sold and transferred within 30 days from the date of Holisto’s notice of its election to exercise such right.

Transactions.    The number of shares covered by outstanding awards granted under the 2022 Plan, the number of shares to which each such outstanding award is exercisable (in case of options), together with those shares otherwise reserved for the purposes of the 2022 Plan, shall be proportionately adjusted for any increase or decrease in the number of shares resulting from a reorganization of the share capital of Holisto by a share split, reverse share split, combination or reclassification of the shares, as well as for a distribution of bonus shares, in the same manner as if the grantee held shares.

In the event that Holisto shall distribute cash or dividend in kind, the administrator, at its sole discretion, may resolve either: (i) that the number of shares underlying each outstanding award granted under the 2022 Plan, together with those shares otherwise reserved for the purposes of the 2022 Plan, shall be proportionately adjusted, such that the total value of the shares underlying each award immediately following such distribution shall be increased, and shall equal the value of one share, immediately prior to the distribution of such cash or other similar dividend. The calculation of said change in the value of the Shares shall correspond to the reduction in the price of a share as a result of such distribution as recorded by stock exchange or electronic securities trading system; or (ii) that in lieu of the abovementioned adjustment, the amount or kind of dividend that would have been distributed to the grantee with respect to the shares underlying each outstanding award, will be distributed to the grantee together with the exercised shares (to the extent that such Awards vest and, if applicable, exercised), in which case the grantee’s rights to such dividend shall be solely that of an unsecured general creditor of Holisto.

In the event of a Corporate Transaction (as defined in the 2022 Plan), immediately prior to the effective date of such Corporate Transaction, each award granted under the 2022 Plan may, among other things, at the sole and absolute discretion of Holisto’s board of directors, either: (i) be substituted for a successor entity award such that the grantee may exercise the successor entity award or have it become vested, as the case may be, for such number and class of securities of the successor entity which would have been issuable to the grantee in consummation of such Corporate Transaction, had the award vested or been exercised (as applicable), immediately prior to the effective date of such Corporate Transaction, given the exchange ratio or consideration paid in the Corporate Transaction, the vesting schedule and performance conditions (if any) of the awards and such other terms and factors that the administrator determines to be relevant for purposes of calculating the number of successor entity awards granted to each grantee; (ii) be assumed by any successor entity such that the grantee may exercise the award or have its award vest (as applicable), for such number and class of securities of the successor entity which would have been issuable to the grantee in consummation of such Corporate Transaction, had the award vested or been exercised immediately prior to the effective date of such Corporate Transaction, given the exchange ratio or consideration paid in the Corporate Transaction, the vesting schedule and performance conditions (if any) of the awards and such other terms and factors that the administrator determines to be relevant for this purpose; or (iii) determine that the awards shall be cashed out for a consideration equal to the difference between the price per share received by the shareholders of Holisto in the Corporate Transaction and the exercise price or nominal value, as the case may be, of such award. Holisto’s board of directors shall have full authority and sole discretion to determine that any of the provisions set forth above shall apply in the event of a Corporate Transaction in which the consideration received by the shareholders of Holisto is not solely comprised of securities of a successor entity, or in which such consideration is solely cash or assets other than securities of a successor entity.

SELECTED HISTORICAL FINANCIAL DATA OF HOLISTO

Information as of December 31, 2021 and 2020 and the years then ended has been derived from Holisto’s audited financial statements appearing elsewhere in this proxy statement/prospectus and information as of June 30, 2022 and the six months ended June 30, 2022 and 2021 have been derived from Holisto’s unaudited financial statements which appear elsewhere in this proxy statement/prospectus. The information should be read in conjunction with “Holisto’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Holisto’s consolidated financial statements.

Holisto’s historical results included below and elsewhere in this proxy statement/prospectus are not necessarily indicative of the performance that may be expected in the future.

U.S. Dollars in thousands, except share and per share data

Consolidated Statements of Operations Data:

	Six months ended June 30,		Year ended December 31,
	2022	2021	2021	2020
Revenues	$16,539	$4,279	$15,068	$1,204
Operating loss	8,392	3,334	9,227	3,615
Net loss	$13,658	$10,127	$53,484	$3,741
Net loss per ordinary share attributable to ordinary shareholders (basic and diluted)	$134.80	$122.26	$611.33	$56.99
Weighted-average ordinary shares used in computing Loss per ordinary share attributable to ordinary shares: Basic and Diluted	101,321	82,829	87,487	65,639

Consolidated Balance Sheet Data:

	June 30, 2022	December 31,
		2021	2020
Current assets	$17,583	$15,155	$2,297
Working capital (deficiency)	(9,537)	(3,306)	605
Redeemable convertible preferred shares	10,465	10,465	10,465
Accumulated deficiency	77,736	64,078	10,594
Shareholders’ deficiency	76,221	62,788	9,767

Consolidated Cash Flows Data:

	Six months ended June 30,		Year ended December 31,
	2022	2021	2021	2020
Net cash used in operating activities	$(877)	$(1,608)	$(5,013)	$(3,049)
Net cash used in investing activities	(24)	(64)	(259)	(1,191)
Net cash provided by financing activities	$3,163	$4,741	$6,910	$1,417

HOLISTO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Historical Financial Data of Holisto” and our consolidated financial statements and related notes appearing elsewhere in this prospectus/proxy statement. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that could impact our business. In particular, we encourage you to review the risks and uncertainties described in the sections titled “Forward-Looking Statements” and “Risk Factors” included elsewhere in this proxy statement/prospectus. These risks and uncertainties could cause actual results to differ materially from those projected in forward-looking statements contained in this report or implied by past results and trends. Holisto’s fiscal year ends on December 31. Holisto’s historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

Holisto is a technology-based hotel booking company operating its proprietary hotel booking platform (referred to as the Holisto Platform) harnessing the power of artificial intelligence to make travel more affordable and personalized for consumers. Holisto’s advanced artificial intelligence technology leverages its holistic view of hotel rates and plans that can be derived from multiple sources to provide consumers with more affordable and personalized bookings. Holisto operates under multiple brands, including GoSplitty (www.GoSplitty.com), Traveluro (www.Traveluro.com), Holisto (www.Holisto.com) and Algotels (www.Algotels.com). The GoSplitty brand was Holisto’s first brand, which it launched in the second quarter of 2020. Holisto’s initial concept included the use of reservation splitting, which involved multiple reservations for a multi-day reservation, although it was not limited to reservation splitting. In reservation splitting, Holisto might satisfy a travel customer’s request for a, for example, four-day hotel stay from bookings that are available from up to four different hotel service providers with each hotel service provider providing the accommodation for one or more days. This structure was not visible to the travel customer who only saw the resulting reservation for a four-day stay. Holisto has refined its business plan as it has enhanced its software and its relationship with hotel service providers. As of the date of this proxy statement/prospectus, Holisto has agreements with 42 different hotel service providers, which are wholesalers, OTAs and global distributions systems pursuant to which Holisto has access to the hotel service providers’ inventory of available hotel rooms and it could offer the hotel rooms to its travel customers. Holisto does not have agreements with, and does not interact directly with, hotels or hotel chains. Rather, Holisto’s software, using its artificial intelligence and big data algorithms, takes the information that the travel customer inputs into the system and polls these hotel service providers to obtain both the best deals for the travel customer and prices for the reservation package so that Holisto makes a profit on the transaction and the travel customer is satisfied that he or she has received a good price for the hotel stay. Holisto refers to the sources from which Holisto obtains the hotel rooms available for booking, the hotel rates and plans, which include wholesalers, OTAs, global distribution systems and others, as hotel service providers, and offers the booking of such hotel rooms from such sources on the Holisto Platform. The hotel rooms which are available for booking, hotel rates and plans refer to the hotel rooms which are available through the hotel service providers, and Holisto has no obligation with respect to the hotel rooms that it makes available for booking, hotel rates and plans until the rooms are used or until a traveler has a payment obligation with respect to the rooms. These sources may also offer the hotel rooms to travelers from their own websites or mobile applications.

The Holisto Platform uses Holisto’s technologies and its access to extensive sources of hotel rooms available for booking and a variety of prices to provide the travel customer, through Holisto’s brand websites, GoSplitty, Traveluro, Holisto and Algotels, with hotel rooms that meet the consumer’s locations, price and length of stay requirements. Holisto’s brand websites, Splitty, GoSplitty, Traveluro, Holisto and Algotels, are all supported by the same technology of the Holisto Platform. GoSplitty, Holisto’s first brand website, was launched in the second quarter of 2021, Traveluro, Holisto’s second brand website, was launched in the third quarter of 2021, Algotels, Holisto’s third brand website, was launched in the third quarter of 2022 and Holisto, Holisto’s fourth brand website, has not been launched on Metasearch websites as of the date of this proxy statement/prospectus. Each website is designed to offer different types of hotels and prices and appeal to different types of hotels and travelers, based on the characteristics of the hotels and travelers and their respective preferences, including with respect to price rates and luxury. Holisto uses each brand on different Metasearch websites which Holisto believes are each suitable to the specific Holisto brand in terms of market, types and characteristics of hotels and travelers, price ranges and luxury, thus addressing different aspects of Holisto’s multi-brand marketing strategy. Based on the different characteristics of each brand, the average booking value generated in each brand also varies. As of the date of this proxy statement/prospectus, Holisto’s three websites mentioned above are focused mainly on providing services to the U.S. travel market, with approximately 74.9% of the websites’ users in the first six months of 2022 being from the U.S.

Holisto has created a technology-based integrated platform that is designed to market and provide access to and support multiple sources of hotel rooms available for booking. By engaging with multiple hotel service providers, and by using Holisto’s proprietary cloud, big-data and advanced algorithm capabilities as well as Holisto’s hotel room information management capabilities, Holisto maps the available hotel room inventory available to it from the different hotel service providers, and analyzes, predicts based on past performance and optimizes the availability and pricing of hotel rooms available for booking from such hotel service providers through the Holisto Platform. By doing so, Holisto is aiming to predict the sources from which the Holisto Platform will generate what Holisto believes is the most cost-effective offer to the travel customers that are interested in booking hotel rooms through the Holisto Platform, based on the travel customers preferences. In light of Holisto’s mission to provide its travel customers with a more affordable option for a specific booking request, it views its pricing management as a key proprietary strength. Holisto’s AI-based algorithms allow the Holisto Platform, in real time, to predict the likely source for an affordable booking opportunity, based on both historical and real time data, resulting fast response times and accurate pricing. Holisto’s pricing algorithms are designed to factor and optimize many booking parameters, including point of sale, supplier credentials and geo-location.

When a traveler pays for a hotel room booked, the cash collected from the travelers in advance includes the amounts owed to the hotel service providers and Holisto’s service fee. From the payment from the traveler, Holisto pays the hotel service provider for the hotel room pursuant to Holisto’s agreement with the hotel service provider, usually within 30 days from the traveler’s check-in. Holisto records cash payment received from travelers as advance from travelers and deferred revenue. Advance from travelers represent the principal amount to be paid to the hotel service providers. Deferred revenue represents Holisto’s estimated service fee from the traveler. Holisto records the payments in advances from travelers and deferred revenues until the check-in of the traveler, at which point, Holisto recognizes the revenue, net of amounts payable to the hotel service providers, as this is when Holisto’s performance obligation is satisfied. Pursuant to Holisto’s agreements with some of the hotel service providers with whom it has agreements, Holisto may also be entitled to a commission, the structure of which depends on sales target amounts through the Holisto Platform. Such commission reduces Holisto’s bookings costs, which increases Holisto’s revenues as Holisto recognizes its revenues on a net basis. In certain transactions, the traveler has the right to cancel its booking before check-in, which may result in a cancelation charge. In such transactions, Holisto and hotel service providers are not entitled to any amount unless there is a cancellation fee to be paid by the traveler. If there is no cancelation fee, Holisto will refund the collected payment to the traveler and cancel the amount owed to the hotel service provider. While in these cases the traveler has the option to cancel its booking before check-in, such cancellation will not affect Holisto’s financial statements as Holisto recognizes the deferred revenue at the check-in date.

The agreements with the hotel service providers determine the payment terms, with Holisto typically providing the hotel service provider either (i) a deposit made for the ability to book reservations through the Holisto Platform, which is paid by Holisto on the engagement date of Holisto with the hotel service provider; the deposit is applied at the termination of Holisto’s engagement with the relevant hotel service provider and only if Holisto did not pay the payments due by Holisto to the hotel service provider pursuant to the terms of the engagement between the parties, and is otherwise is repaid upon termination of the applicable agreement with the hotel service provider, or (ii) a pre-payment on account of the ability to book future reservations which pre-payment is applied by the hotel service provider to reservations made after the check-in of the travelers and on the applicable payment date by Holisto as determined in accordance with the applicable agreement between Holisto and the hotel service provider. Under its engagement terms with the hotel service providers, Holisto is required to pay the hotel service provider for reservations after the check-in of the traveler and Holisto accrues debt on such reservations until Holisto’s payment date in accordance with the terms of the applicable agreement with the hotel service provider. Under its engagement terms with the hotel service providers, Holisto is required to pay the hotel service provider for reservations after the check-in of the traveler. The deposit/pre-payment detailed above allow Holisto to make reservations for Holisto’s travel customers with the relevant hotel service provider’s hotel rooms available for booking (up to the maximum amount permitted by the applicable agreement), and pay the hotel service provider after the relevant travel customer of Holisto occupies the room and by the payment date set forth in the applicable agreement between Holisto and the hotel service provider. The amount of each deposit/pre-payment ranges from a few thousands of US dollars to more than $1.0 million per week. In the event the amount owed for hotel bookings not yet checked in equals or exceeds the deposit/pre-payment, the hotel service provider may suspend further reservations or demand the payment of the amount exceeding the maximum amount permitted by the applicable agreement. The Company account for deposits and pre-payments as advances to hotel service providers under other receivables and pre-paid expenses in its balance sheets for the year ended December 31, 2021 and for the six months ended June 30, 2022.

For additional information regarding the Holisto Platform see “Business of Holisto.”

Business Combination

On June 9, 2022, Moringa, Holisto and Merger Sub entered into the Business Combination Agreement providing for, upon the terms and subject to the conditions thereof, a business combination between Moringa and Holisto pursuant to which, among other things, Merger Sub will merge with and into Moringa, with Moringa continuing as the surviving entity and as a wholly-owned subsidiary of Holisto, the shareholders of Moringa will receive Holisto ordinary shares based on a formula set forth in the Business Combination Agreement and the holders of Moringa warrants will receive Holisto warrants to purchase an equal number of Holisto ordinary shares at the same price as the Moringa warrants.

The Transactions are comprised of two transactions pursuant to the Business Combination Agreement, as described elsewhere in this proxy statement/prospectus. For accounting purposes, the Transactions are effectuated two main steps:

1.      The exchange of shares held by Holisto shareholders pursuant to the Capital Restructuring, which is accounted for as a recapitalization in accordance with US GAAP.

2.      The merger of Moringa with Merger Sub, which is not within the scope of ASC 805 since Moringa does not meet the definition of a business in accordance with ASC 805. Any difference between the fair value of Holisto Ordinary Shares issued and the fair value of Moringa’s identifiable net assets should to be recorded as additional paid-in capital. For purposes of the unaudited pro forma condensed combined financial information, it is assumed that the fair value of each individual Holisto ordinary share issued to Moringa shareholders is equal to the fair value of each Holisto ordinary share resulting from the Company Valuation of Holisto in the Business Combination Agreement, which is $400,000,000, plus the amount actually invested in Holisto pursuant to the New SAFE Agreements.

It has been determined that the legal acquirer of Moringa pursuant to the terms of the Business Combination Agreement will be Holisto. In addition, Holisto will be the accounting acquirer based on evaluation of the facts and circumstances detailed under the caption “Unaudited Pro Forma Condensed Combined Financial Information — Introduction — Accounting for the Transactions” below.

Key Factors and Trends Affecting Holisto’s Performance

Key Trends Affecting Holisto’s Revenue

Holisto’s initial business plan was to operate a business to business platform, and Holisto generated modest revenues from that platform in 2017 and 2018. In 2019, Holisto changed its orientation to the development of the present Holisto Platform, which is designed to meet the needs of the consumer traveler. Holisto launched the Holisto Platform in mid-2020. Its revenues for 2019 and 2020 prior to the launch of the Holisto Platform were generated from product testing for consumers. The year ended December 31, 2020, and the first six months of 2021 were a start-up period, with revenues from the Holisto Platform being generated commencing on the second half of 2020 after the introduction of the Holisto Platform and Holisto engaging in modest marketing activities. Thus, 2021 was Holisto’s first full year of operation, with 71.6% of the revenues from the Holisto Platform and 81.1% of the net loss for 2021 generated in the second half of 2021, and the revenue growth from 2020 to 2021 and the increase in revenue in the six months ended June 30, 2022, reflect the difference in Holisto’s business from 2020 to 2021. Holisto believes that its future revenue growth will be dependent upon certain key market factors and its ability to address these factors in a manner that will encourage travelers to use the Holisto Platform rather than any of the many other alternatives for securing hotel rooms.

Holisto’s key to generating business performance is the ability to (i) focus on consumer value and profitability, by creating real value for consumers, through technology and an easy-to-use website and app that generates a result that meets the traveler’s goals, while generating profitable operations; (ii) creating a competitive advantage by developing specialized and proprietary technologies, which will allow Holisto to produce and offer more competitive, personalized and diverse offerings than the offering offered by such competitor, and (iii) aim for favorable unit economics for the traveler on every transaction, commencing from the travel customer’s first booking. To be successful, Holisto needs to offer the traveler a competitive price for a particular hotel in an easy-to-use manner and for the traveler to recognize that Holisto meets this need. If the traveler does not perceive that Holisto quickly and easily provides competitive rate and terms to meet his or her hotel needs, or if he or she finds Holisto’s website or app difficult to use, travel customer may use other websites or applications which will impair Holisto’s ability to generate revenue and a gross margin. The Holisto Platform is designed to give the traveler a positive experience. However, Holisto needs to continually anticipate and address the needs of the consumer traveler.

The key factors affecting our growth include the following:

Continued shift to hotel bookings through smart devices and online

Online bookings channels have been available for years. During the past few years, consumer travelers have transitioned, and may continue to transition, to bookings through the use of mobile devices and apps. The Holisto Platform is accessible through online bookings channels by mobile web and Holisto has launched a mobile app in November 2022 through which the Holisto Platform is accessible in addition to mobile web. Since Holisto’s mobile applications were only recently launched, there can be no assurance that it will be accepted in the market in which Holisto operates, that users will find it as easy to use as other apps or that Holisto will benefit from it as anticipated.

Holisto believes that due to increasing worldwide use of online purchases through smart devices and computers, the online and internet search and bookings will continue to facilitate consumers searching for, comparing, and booking of travel products, particularly given improvements in consumers’ ability to refine searches, compare destinations with better precision, view real-time pricing across real-time availability data and complete bookings. Holisto will continue to adapt its user experience in response to a changing internet environment and usage trends. Because the consumer can use the Holisto Platform as well as many other on-line sources, the consumer traveler can easily make a judgment as to which sources provide him or her with the desired hotel room and prices. Thus, the consumer experience is one key to Holisto’s success. If the consumer does not experience better and faster results with the Holisto Platform he or she can easily use another source which would become that consumer’s preferred source of hotel rooms.

Travelers increasingly access travel services through smartphones and tablets and other handheld devices, as well as desktop computers. Holisto continues to develop its websites and its applications to further enhance its hotel search and booking experience across all devices. Holisto offers responsive mobile websites as well as mobile applications that allow travelers to use its services from smartphones and tablets running on Android and iOS.

Global market penetration

For each of 2020 and 2021 and the six months ended June 30, 2022, more than 93% of Holisto’s revenue were generated from North America travelers, with more than 89% of revenues being generated from United States travelers, and 4% from Canadian travelers. Holisto expects that it will continue to generate most of its revenue from the United States travelers, although it intends to increase over time its marketing focus and efforts at other countries around the world, based on its current marketing infrastructure and strategy. As Holisto seeks to enter other markets it will incur significant start-up costs, including marketing costs, in each geographical area in which it seeks to generate business. Holisto will not have the funds for such expansion unless it receives sufficient funds from the Trust Account or any other financing agreements which Holisto may enter into either before or subsequent to the closing. To the extent that Holisto does not obtain sufficient funding, its business will continue to be dependent upon the United States market.

Mobile products

Travelers increasingly access travel services through smartphones and tablets and other handheld devices, as well as desktop computers. Holisto continues to develop our websites to further enhance its hotel search and booking experience across all devices. Holisto offers responsive mobile apps that allow travelers to use the Holisto Platform from smartphones and tablets running on Android and iOS. However, users of mobile product often use or prefer applications, and the well-known OTAs offer and encourage the use of applications. Holisto introduced its mobile applications in November 2022, and the applications have not been in use for a sufficient time for Holisto to analyze their use and there can be no assurance that they will be accepted in the market in which Holisto operates, that users will find any of them as easy to use as other applications or that Holisto will benefit from them as anticipated. To the extent that a traveler uses an App from an OTA, it will not get access to the Holisto Platform since the App bypasses the metasearch websites and goes directly the applicable website for the app.

COVID-19 Impact

The COVID-19 pandemic and the steps taken by governments and industry have had a significant impact the level of economic activity around the world, had an unprecedented effect on the global travel industry. Since the first quarter of 2020, the governments of many countries, states, cities and other geographic regions have implemented, and continue to implement, a variety of containment measures, including travel restrictions, bans and advisories, instructions to practice social distancing, curfews, quarantine advisories, including quarantine restrictions after travel in certain locations, “shelter-in-place” orders, required closures of non-essential businesses, vaccination mandates or requirements for businesses to confirm employees’ vaccination status, and other restrictions. During the course of the pandemic, governments implemented additional containment measures in response to new variants of the virus which arise frequently with initially no understanding of the effects or seriousness of the variant. Although the development of vaccines and treatments for COVID-19 has lessened the public’s perception of the seriousness of COVID-19, there is still a general concern about the COVID-19. While COVID-19 reported mortality rates appear to have receded in the United States The current strains of the virus appear to be less severe but not necessarily less contagious, the process of vaccinating against the COVID-19 requires periodic vaccinations with various levels of success. In addition, the impact of vaccine hesitancy, as well as uncertainty over the efficacy of the vaccine against new variants of the virus and the public recognition of the fact that fully vaccinated individuals can still develop COVID-19, may all contribute to delays in economic recovery on even a regression in economic condition, particularly for the travel industry. The ability to travel has been limited through border closures, mandated travel restrictions and limited operations of hotels and airlines, and may be further limited through additional voluntary or mandated closures of travel-related businesses.

One of the effects of the government policies that were directed at containing COVID-19 that affected travel generally and the hospitality industry in particular was major closures of hotels and reductions of flights. In 2019 and 2020 many hotels closed and terminated or substantially reduced their staff, and airlines suffered both resignations and layoffs and, with fewer travelers, airlines cut costs by reducing staff. Airports faced similar problems as a result of the reduced level of travel. Now, in 2023, as the public interest in travel has increased significantly, the airlines are facing a shortage of pilots and the hospitality industry is facing a shortage of workers, who are less inclined to take a low-paying job in the hospitality industry.

However, recently many countries, including the United States, have reduced the requirements for entry and make entry into the country easier and travel has increased. As a result, flight delays and cancellation, which affect the travel industry in general, have resulted more from pilot and other personnel shortages and weather conditions, particularly freezing temperatures and heavy snow falls, in the United States and Europe than from COVID restrictions.

Holisto also cannot predict the long-term effects of the COVID-19 pandemic or any other pandemic or disease outbreak, including the recent monkey pox outbreak, may have on the travel industry. In particular, Holisto may need to adapt to a travel industry with fewer and different hotel service providers as well as structural changes to certain types of travel.

While Holisto has undertaken certain actions to attempt to mitigate the effects of COVID-19 on its business, any cost-savings activities may lead to disruptions in its business, inability to enhance or preserve its brand awareness, reduced employee morale and productivity, increased attrition, and problems retaining existing and recruiting future employees, all of which could have a material adverse impact on its business, financial condition, results of operations and cash flows. During 2021, in order to discourage cancelations, Holisto offered travelers a credit to be used toward a future reservation. This policy had no impact on revenue since all of the credits were used in 2021.

For the reasons set forth above and other reasons that may come to light as the COVID-19 pandemic and any other disease outbreak and containment measures evolve over time, it is difficult to evaluate the impact to Holisto’s future revenues, results of operations, cash flows, liquidity or financial condition, but such impacts have been and will continue to be significant and could continue to have a material adverse effect on its business, financial condition, results of operations, cash flows and liquidity position for the foreseeable future. Nonetheless, Holisto does not believe the COVID-19 pandemic materially adversely affect its operations, mainly due to the following actions, which Holisto took commencing when COVID-19 was becoming world-wide:

•        Continued the development and product testing of the Holisto Platform prior to the introduction of the Platform in mid-2020 and concentrated its development, testing and marketing activities primarily in the United States;

•        In 2021, Holisto changed the focus of its marketing efforts by using marketing channels that charge fees based on actual booking through the system (“pay per sale”) rather than marketing channels that use the “pay per click” model, which had been Holisto’s prior practice, which resulted in both increased revenue and increased marketing expenses;

•        Holisto took a proactive approach by contacting travel customers who would cancel reservation and offering them a credit or purchase vouchers with future credit, thereby allowing Holisto to independently manage the refunds, with all of the credits being used in 2021, with the result that Holisto did not lose revenue from these cancelations; and

•        Holisto took actions during the pandemic, such as temporary reductions in salaries of the vast majority of its employees, which enabled Holisto to avoid placing employees on unpaid leave of absence or effecting mass layoffs, thus preserving its staff for the anticipated increase in revenue when business increased. These salary reductions were terminated in February 2021.

As of June 30, 2022, Holisto does not consider its performance to be dependent on any one or more hotel service providers. While approximately 49% of Holisto’s bookings during the six months ended June 30, 2022 and the year ended December 31, 2021 have derived from three hotel service providers (with one hotel service provider accounting for approximately 20%, another for approximately 15% and the third for approximately 14%), Holisto believes that even if any of these three hotel service providers terminates its relationship with Holisto, the large number of hotel service providers with which Holisto has agreements will allow it to timely replace any such hotel service provider with which the engagement has terminated and the effect on Holisto’s operations and financial condition will not be material.

Key Financial and Operating Metrics

In evaluating its business, Holisto considers its gross margin and its operating expenses as a percentage of revenues. These factors are discussed below with respect to the results of its operations for the six months ended June 30, 2022 and 2021 and the years ended December 31, 2021 and 2020. Because the year ended December 31, 2021 was Holisto’s first year of operations and most of the revenue and expenses for the year ended December 31, 2021 were incurred in the second half of the year, a period-to-period comparison between the six months ended June 30, 2022 and 2022 does not reflect the development Holisto’s business, and Holisto feels that the changes between the second half of 2021 and the first have of 2022 provides more meaningful information as to Holisto’s growth and the its analysis of the key metrics of gross margin and operating expenses as a percentage of revenue. Although on a going-forward basis, Holisto does not plan to show changes in consecutive financial period, because of the nascent stage of Holisto’s development, Holisto believes it can better explain the nature of the growth of Holisto’s business, while recognizing that because different factors affect revenue in consecutive financial periods. For example, historically travel is greatest in the summer months in the northern hemisphere and during the holiday season, which, in the United States, includes Thanksgiving which a major travel period, and winter is normally a slower travel period.

	For the six months ended June 30			For the year ended December 31
(U.S.$ in thousands, except percentages)	2022	2021	% change	2021	2020	% change
Revenues	$16,539	$4,279	386.52%	$15,068	$1,204	1,151.50%
Cost of Revenue	$6,440	$1,572	409.67%	$4,817	$514	937.16%
Gross Margin	61.1%	63.3%	(2.2)%	68%	57%	11%
Operating Expenses	$18,491	$6,041	306.09%	$19,478	$4,305	452.45%
Operating Expenses as Percentage of Revenues	111.80%	141.18%	(29.38)%	129.26%	357.56%	(228.30)%

For a detailed discussion of the items in the table above relating to revenues, please see below under Holisto’s management’s discussion and analysis of the changes in Holisto’s revenues for the six months ended June 30, 2022 and June 30, 2021 and for the year ended December 31, 2021 and the year ended December 31, 2020 are presented below under the captions “Six Months Ended June 30, 2022 and 2021 — Revenues” and “Years Ended December 31, 2021 and 2020 — Revenues,” respectively.

As described in the table above, Holisto’s gross margin decreased from 63.3% for the six months ended June 30, 2021, to 61.1% for the six months ended June 30, 2022, at a modest 2.2%. The change was primarily due to the growth in revenue from bookings with lower service fees from the Holisto websites, which was offset by an increase in processing fees and customer support allocated to cost of revenue. See below in the section entitled “Results of Operations — Six Months Ended June 30, 2022 and 2021 — Cost of Revenue and Gross Margin” for more information about both our cost of revenues and gross margin for this period.

Gross margin increased from 57% for the year ended December 31, 2020, to 68% for the year ended December 31, 2021, or by 11%. The change was primarily due to the growth in revenue from bookings with higher service fees from Holisto’s websites. The amortization, which was $299 and $124 in 2021 and 2020, respectively, is included in cost of revenue. See “Results of Operations — Years Ended December 31, 2021 and 2020 — Cost of Revenue and Gross Margin” for more information about both our cost of revenues and gross margin for this period.

Operating expenses as a percentage of revenues decreased for the six months ended June 30, 2022 from the six months ended June 30, 2021 by a decrease of 29.38%. Operating expenses as a percentage of revenues for the six months ended June 30, 2022 were 111.80% and for the six months ended June 30, 2021 were 141.18%. This decrease was primarily attributed to an increase in revenues and a relative decrease in each of the components of research and development, sales and marketing and general administrative expenses, which are components of operating expenses and are detailed in the presentation below for the respective periods. See “Results of Operations — Years Ended December 31, 2021 and 2020 — Operating Expenses” for more information.

Operating expenses as a percentage of revenues decreased for the year ended December 31, 2021 from the prior year ended December 31, 2020 by a decrease of 228.30%. Operating expenses as a percentage of revenues for the year ended December 31, 2021 were 129.26% and for the year ended December 31, 2020 were 357.56%. This decrease was primarily attributed likewise to an increase in revenues and a relative decrease in each of the components of research and development, sales and marketing and general administrative expenses, which are components of operating expenses and are detailed in the presentation below for the respective periods. See “Results of Operations — Years Ended December 31, 2021 and 2020 — Operating Expenses” for more information.

Components of Results of Operations

Revenues.    All of Holisto’s revenue to date have been generated from booking-related activities, which includes fees received from the traveler upon booking a reservation and, to a significantly lesser extent, fees earned from some of the hotel service providers with whom it has agreements as commission, the structure of which depends on sales target amounts for bookings placed through the Holisto Platform. The fees received from travelers represents the net amount received by Holisto from the reservation after payment of the amount due to hotel service providers. Since the amount due to Holisto as a result of any fees earned from some of the hotel service providers with whom it has agreements as commission is not determined at the time of the reservation, such amount is accounted for as a commission and is determined periodically. Service fees from traveler customer reservations accounted for 96.9% and 100% of revenue for the six months ended June 30, 2022 and 2021, respectively, and 96.4% and 100% of revenue for the years ended December 31, 2021 and 2020, respectively. The fees from hotel service providers, which are the commission, represented approximately 3.1% of revenue for the six months ended June 30, 2022 and approximately 3.6% of revenue for the year ended December 31, 2021. Holisto did not earn any such commission during the six months ended June 30, 2021 or the year ended December 31, 2020.

Cost of Revenue.    Cost of revenue primarily consists of payment processing charges, costs associated with third party data centers used to host the Holisto Platform, the amortization of acquired intellectual property rights and customer support.

Research and Development Expenses.    Research and development expenses include personnel-related expenses, including salaries, benefits, and equity-based compensation expense for personnel in research and engineering functions; and expenses related to materials, software licenses, supplies and third-party services.

Sales and Marketing Expenses.    Sales and marketing expenses include headcount related expenses for sales related positions and expenses relating to engagements with metasearch websites and traffic acquisition costs through metasearch websites.

General and Administrative Expenses.    General and administrative expenses include in headcount related expenses for general and administrative positions, legal, audit and accounting services, as well as expenses for facilities, depreciation, travel and related items. Following the completion of the business combination, Holisto expects general and administrative expenses to reflect additional legal, accounting, insurance and other requirements related to being a public company.

Financial Expenses.    Financial expenses include remeasurement expenses relating to SAFEs, expenses relating to warrant liability, fair value of loan measurements, and loan interest.

Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this proxy statement/prospectus. The following table sets forth our consolidated results of operations data for the periods presented:

	Six months ended June 30,		Year ended December 31,
	2022	2021	2021	2020
	U.S. Dollars in thousands, except per share data
Revenues	$16,539	$4,279	$15,068	$1,204
Cost of revenues	6,440	1,572	4,817	514
Gross profit	10,099	2,707	10,251	690

Research and development, net	2,716	1,055	3,313	1,636
Sales and marketing	14,166	4,169	14,139	1,895
General and administrative	1,609	817	2,026	774
Total operating expenses	18,941	6,041	19,478	4,305
Operating loss	8,392	3,334	9,227	3,615
Financial expenses, net	5,259	6,785	44,251	121
Loss before taxes on income	13,651	10,119	53,478	3,736
Taxes on income	7	8	6	5
Net loss	$13,658	$10,127	$53,484	$3,741

Net loss attributable to ordinary shares (basic and diluted)	$134.80	$122.26	$611.33	$56.99
Weighted-Average ordinary shares used in computing loss per ordinary share (basic and diluted):	101,321	82,829	87,487	65,639

Six Months Ended June 30, 2022 and 2021

Revenues

The following table sets forth Holisto’s revenue by geographic region based on the billing address of the traveler:

	Six months ended June 30,		Change $
	2022	2021
	U.S. dollars in thousands
United States	$14,858	$3,882	$10,976
Canada	614	91	523
United Kingdom	435	50	385
Other	632	256	376
Total	$16,539	$4,279	$12,260

As of June 30, 2022, Holisto has not generated any revenue from Israel travelers.

The following table sets forth Holisto’s revenue, disaggregated by customers (travel and hotel service providers):

	Six months ended June 30,		Change $
	2022	2021
	U.S. dollars in thousands
Fees received from the traveler	$16,029	$4,279	$11,750
Fees earned from hotel service provides as commission	510	—	510
	$16,539	$4,279	$12,260

Holisto’s revenues represent Holisto service fee which is the amount Holisto receives from the travel customer over the amount Holisto is required to pay the hotel service provider. Revenues increased by approximately $12.3 million, from approximately $4.3 million for the six months ended June 30, 2021 to approximately $16.6 million for the six months ended June 30, 2022. All of Holisto’s revenue to date have been generated from booking-related activities, primarily from United States travelers booking hotel reservations in the United States. The revenue growth from the six months ended June 30, 2021 to the six months ended June 30, 2022 reflects the first half of 2021 being the beginning of the first full year of operations after Holisto had launched the Holisto Platform. Accordingly, Holisto does not believe that the percentage change from the six months 2020 to 2021 in the line items of its statements of operations is relevant to an understanding of Holisto’s business. Thus, although 2021 was Holisto’s first full year of the operation of the Holisto Platform, most of the revenue and expenses for the year was generated during the second half of the year, and the revenue during the six months ended June 30, 2021, accounted for approximately 28.4% of the revenue for the year, reflecting the early stages of the first year of operations. Holisto believes that a more relevant comparison is between the six months ended December 31, 2021, and the six months ended June 30, 2022. Revenues for the six months ended June 30, 2022, reflected an increase of $5,750, or approximately 53.3%, from the revenue of the second half of 2021. In 2021, more than 93% of Holisto’s revenue was derived from North America travelers. More 89% of revenues were generated from United States travelers, where Holisto has concentrated its marketing efforts, and approximately 4% were generated from Canadian travelers. For the near future, Holisto expects that its revenue will continue to be largely derived from United States travelers.

All of Holisto’s revenue to date have been generated from booking-related activities, which include fees received from the traveler upon booking a reservation and fees earned from some of the hotel service provides with whom Holisto has agreements as commission, the structure of which depends on sales target amounts for bookings placed through the Holisto Platform.

Cost of Revenue and Gross Margin

	Six months ended June 30,		Change $
	2022	2021
	U.S. dollars in thousands
Cost of revenue	$6,440	$1,572	$4,868
Gross margin	61.1%	63.3%

Cost of revenue primarily consists of payment processing charges, costs associated with third party data centers used to host the Holisto Platform, the amortization of acquired intellectual property rights and customer support. Cost of revenue increased by approximately $4.9 million, from approximately $1.6 million, for the six months ended June 30, 2021, to approximately $6.5 million for the six months ended June 30, 2022. The increase in cost of revenue reflects the increase in revenue.

Gross margin decreased from 63.3% for the six months ended June 30, 2021, to 61.1% for the six months ended June 30, 2022. The change was primarily due to the growth in revenue from bookings with lower service fees from the Holisto websites, increase in processing fees and customer support allocated to cost of revenue.

Service fees are dynamic and may vary within the brand websites and among the brand websites based on a number of parameters, including the time and date on which the booking was made on the Holisto Platform, the duration of stay, etc. Therefore, and since Holisto’s results of operations are based on the results of the Holisto’s brand websites on a combined basis, Holisto does not think that changes in activity attributable to a particular website will have a material impact on its operations.

In July 2020, Holisto completed the acquisition of intellectual property technology, for a total consideration of approximately $896,000 (net of acquisition cost). The cost of the acquisition is being amortized over three years, and the amortization, which was $149,000 in the six months ended June 30, 2021, and 2022, is included in cost of revenue.

Operating Expenses

	Six months ended June 30,		Change $
	2022	2021
	U.S. dollars in thousands
Research and development, net	$2,716	$1,055	$1,661
Sales and marketing	14,166	4,169	9,997
General and administrative	1,609	817	792
Total operating expenses	$18,491	$6,041

Research and Development Expenses, net

Research and development expenses, net, increased by approximately $12.5 million, from approximately $6 million for the six months ended June 30, 2021, to approximately $18.5 million for the six months ended June 30, 2022. The research and development activities related primarily to the development and improvement of the Holisto Platform. The increase in research and development expenses, net, was due to (i) an increase in research and development headcount and personnel-related costs and (ii) an increase in Holisto’s expenses related to materials, software licenses, supplies and third-party services, in its efforts and focus on developing and enhancing the Holisto Platform capabilities and scale, as well as the fact that Holisto’s research and development expenses, net were partially offset by grants from the IIA for an IIA-approved program of $0.2 million in the six months ended June, 2021, compared to none in the six months ended June 2022. Holisto recognizes IIA grants as a reduction of research and development expenses. Research and development will continue to be a major aspect of Holisto’s business as Holisto continues to develop its platform.

Research and development expenses include personnel-related expenses, including salaries, benefits, and equity-based compensation expense for personnel in research and engineering functions; and expenses related to materials, software licenses, supplies and third-party services.

Sales and Marketing Expenses

Sales and marketing expenses increased by approximately $10 million, from approximately $4.2 million for the six months ended June 30, 2021, to approximately $14.2 million for the six months ended June 30, 2022. The increase is primarily attributed to an increase in headcount related expenses of $0.8 million and an increase in expenses relating to increase in engagements with metasearch websites and traffic acquisition costs through metasearch websites, of $9.1 million, from $3.5 million for the six months ended June 30, 2021, to $12.6 million for the six months ended June 30, 2022.

General and Administrative Expenses

General and administrative expenses increased by approximately $0.8 million, from approximately $0.8 million for the six months ended June 30, 2021, to approximately $1.6 million for the six months ended June 30, 2022. The increase is primarily attributed to an increase in headcount related expenses of $0.3 million, expenses for outside professional services of $0.3 million, including legal, audit and accounting services, as well as expenses for facilities, depreciation, travel and others at an amount of $0.2 million. Holisto estimates that its general and accounting expenses will increase following the completion of the merger to reflect the additional legal, accounting, insurance and other requirements of a public company.

Financial Expenses, Net

Financial expenses (net) decreased by approximately $1.5 million from approximately $6.8 million for the six months ended June 30, 2021, to approximately $5.3 million for the six months ended June 30, 2022. The decrease in financial expenses is related to remeasurement expenses which include a decrease of approximately $1.4 million related to SAFEs and a decrease of approximately $1.2 million related to warrant liability offset by an increase of approximately $0.8 million related to long-term loan that are measured at fair value and an increase in loan interest at an amount of approximately $0.5 million.

Years Ended December 31, 2021 and 2020

Revenue

The following table sets forth Holisto’s revenue by geographic region based on the billing address of the Holisto’s traveler:

Revenue by Geography

	Year ended December 31,		Change $
	2021	2020
	U.S. dollars in thousands
United States	$13,774	$1,115	$12,659
Canada	387	37	350
United Kingdom	229	3	226
Other	678	49	629
Total	$15,068	$1,204	$13,864

Holisto did not generate revenue from Israel travelers in the periods indicated above.

The following table sets forth Holisto’s revenue, disaggregated by customers (travel and hotel service providers):

	Year ended December 31,		Change $
	2021	2020
	U.S. dollars in thousands
Fees received from the traveler	$14,519	$1,204	$13,315
Fees earned from hotel service provides as commission	549	—	549
	$15,068	$1,204	$13,864

Revenue increased by approximately $13.9 million, from approximately $1.2 million for the year ended December 31, 2020, to approximately $15.1 million for the year ended December 31, 2021. Holisto launched the Holisto Platform in mid-2020. Its revenues for 2020 prior to the launch were generated from product testing. Since 2020 was a start-up year, with only modest revenues from the Holisto Platform being generated in the second half of 2020, after the introduction of the Holisto Platform and modest marketing activities. Thus, 2021 was Holisto’s first full year of the operation of the Holisto Platform, and the revenue growth from 2020 to 2021 reflects the difference in Holisto’s business from 2020 to 2021, with most of the revenue generated during the second half of the year. Accordingly, Holisto does not believe that the percentage change from 2020 to 2021 in the line items of its statements of operations is relevant tan understanding of Holisto’s business. In 2021, more than 93% of Holisto’s revenue was derived from North America travelers, with more than 91% of revenue being generated from United States travelers, where Holisto has concentrated its marketing efforts, and approximately 2.5% of revenue being generated from Canadian travelers.

All of Holisto’s revenue to date have been generated from booking-related activities, which includes fees received from the traveler upon booking a reservation and fees earned from some of the hotel service provides with whom Holisto has agreements as commission, the structure of which depends on sales target amounts for bookings placed through the Holisto Platform.

Cost of Revenue and Gross Margin

	Year ended December 31,		Change $
	2021	2020
	U.S. dollars in thousands
Cost of revenue	$4,817	$514	$4,303
Gross margin	68%	57%

Cost of revenue primarily consists of payment processing charges, costs associated with third party data centers used to host Holisto’s platform and the amortization of acquired intellectual property rights. Cost of revenue increased by approximately $4.3 million, from approximately $0.5 million, for the year ended December 31, 2020, to approximately $4.8 million for the year ended December 31, 2021. The increase in cost of revenue reflects the increase in revenue.

Gross margin increased from 57% for the year ended December 31, 2020, to 68% for the year ended December 31, 2021. The change was primarily due to the growth in revenue from bookings with higher service fees from Holisto’s websites. The amortization, which was $299 and $124 in 2021 and 2020, respectively, is included in cost of revenue.

Service fees are dynamic and may vary within the brand websites and among the brand websites based on a number of parameters, including the time and date on which the booking was made on the Holisto Platform, the duration of stay, etc. Therefore, and since Holisto’s results of operations are based on the results of the Holisto’s brand websites on a combined basis, Holisto does not think that changes in activity attributable to a particular website will have a material impact on its operations.

Operating Expenses

	Year ended December 31,		Change $
	2021	2020
	U.S. dollars in thousands
Research and development, net	$3,313	$1,636	$1,677
Sales and marketing	14,139	1,895	12,244
General and administrative	2,026	774	1,252
Total operating expenses	$19,478	$4,305

Research and Development Expenses, net

Research and development expenses, net, increased by approximately $1.7 million, from approximately $1.6 million for the year ended December 31, 2020, to approximately $3.3 million for the year ended December 31, 2021. The research and development activities related primarily to the development and improvement of the Holisto Platform. The increase in research and development expenses, net, was due to (i) an increase in research and development headcount, related personnel costs and (ii) an increase in Holisto’s expenses related to materials, software licenses, supplies and third-party services, in its efforts and focus on developing and enhancing the Holisto Platform capabilities and scale, partially offset by the grants of $321 in 2021 and $471in 2020 from the IIA for an approved program. Holisto recognizes IIA grants as a reduction of research and development expenses. Research and development will continue to be a major aspect of Holisto’s business as Holisto continues to develop its platform.

Research and development expenses include personnel-related expenses, including salaries, benefits, and equity-based compensation expense for personnel in research and engineering functions; and expenses related to materials, software licenses, supplies and third-party services.

Sales and Marketing Expenses

Sales and marketing expenses increased by approximately $12.2 million, from approximately $1.9 million for the year ended December 31, 2020, to approximately $14.1 million for the year ended December 31, 2021. The increase is primarily attributed to an increase in headcount related expenses of $0.9 million and an increase in expenses relating to traffic acquisition costs through metasearch websites of $11 million from $1.2 million for the year ended December 31, 2020 to $12.2 million for the year ended December 31, 2021. During 2020, which was a start-up year with the Holisto Platform, Holisto did not incur significant marketing expenses, and in 2021, primarily during the second half of the year, Holisto significantly increased its marketing activities in order to generate business for the Holisto Platform. In this connection, in 2021 Holisto changed its marketing strategy to use marketing channels that charge fees on a pay for sale, rather than a pay-for-click method result in an increase of bookings and marketing expenses.

General and Administrative Expenses

General and administrative expenses increased by approximately $1.2 million, from approximately $0.8 million for the year ended December 31, 2020, to approximately $2 million for the year ended December 31, 2021. The increase is primarily attributed to an increase in headcount related expenses of $0.3 million, expenses for outside professional services of $0.8 million, including legal, audit and accounting services, as well as expenses for facilities, depreciation, travel and others at an amount of $0.1 million. Following the completion of the Business Combination, Holisto will incur a significant increase in general and administration expenses as a result of its status as a public company, with increased legal, accounting, insurance and management expenses.

Financial Expenses, Net

Financial expenses (net) increased by approximately $44.1 million from approximately $0.12 million for the year ended December 31, 2020 to approximately $44.2 million for the year ended December 31, 2021. The increase in financial expenses is related to remeasurement expenses related to financial instruments that are measured at fair value.

Liquidity and Capital Resources

Sources of Liquidity

Holisto has historically funded its operations primarily from private placements of its equity securities and investments made under Simple Agreements for Future Equity fundings, known as a SAFE financing, which are to be converted into Holisto equity upon the completion of certain financings, which include the completion of the Business Combination, as well as governmental grants received from the IIA and loans from financial institutions. As of the date of this proxy statement/prospectus, Holisto’s principal sources of funding have been the $27.7 million of net proceeds received through these sources. As of June 30, 2022, Holisto had cash and cash equivalents of $5 million. Cash equivalents are invested in accordance with Holisto’s investment policy.

Funding Requirements

Holisto expects its expenses to increase in connection with its ongoing activities, particularly as it continues research and development activities and incurs significant commercialization expenses related to product sales, marketing and distribution. Furthermore, upon the Closing of the Merger, Holisto expects to incur legal, accounting, insurance and other costs associated with operating as a public company. Accordingly, Holisto will need to obtain substantial additional funding in connection with its continuing operations. If Holisto is unable to raise capital when needed or on attractive terms, it could be forced to delay, reduce or eliminate its research and development programs or future commercialization efforts.

Holisto expects its expenses to increase in connection with its ongoing activities, particularly as it continues research and development activities and incurs significant commercialization expenses related to product sales, marketing and distribution. Furthermore, upon the Closing of the Business Combination, Holisto expects to incur additional costs associated with operating as a public company. Accordingly, Holisto will need to obtain substantial additional funding in connection with its continuing operations. If Holisto is unable to raise capital when needed or on attractive terms, it could be forced to delay, reduce or eliminate its research and development programs or future commercialization efforts.

As of June 30, 2022, Holisto had cash and cash equivalents of approximately $5 million. To date, Holisto has not generated enough revenues from its activities and therefore continues to depend on fundraising from new and existing investors to finance its activities, which will continue until a positive cash flow from its business operation is achieved, although Holisto can give no assurance that it will be able to generate positive cash flow from operations. Holisto will be required to continue to depend on fundraising to finance its activities following the Business Combination. These fundraising activities include the borrowings discussed in the section below as well as further fundraising as described below under “— Recent Developments”, as well as other equity or debt financings.

Borrowings

Loan agreement with Bank Discount Capital Ltd.

In March 2021, Holisto signed a loan agreement with Discount Capital Ltd., under which Holisto borrowed $3,000,000 for its day-to-day operations. Under the loan agreement, Holisto undertook to repay the loan over a period of 36 months, where in the first 3 months after the closing date Holisto will pay interest only, at an annual rate equal to 11.5%, and from the 3-month until the end of the repayment period, the loan is payable in 33 equal monthly installments. Pursuant to the loan agreement, in the event that Holisto raises more than US$10,000,000 in an equity financing, the monthly repayment amount of the loan for the next 6 months will be reduced to 2% of the principal amount of the loan. The deferred principal payments are due on the maturity date of the loan.

As part of the terms of the loan agreement, in the event Holisto meets the following financial obligations, it will be entitled to an increase of the loan by $1,000,000: (i) the average monthly profitability, determined as provided in the loan agreement, of Holisto in any period of three consecutive months will be positive at all times; and (ii) the actual monthly order value of Holisto in each calendar month will exceed US$5,000,000. The extension loan will be repaid in equal monthly installments, each in an amount equal to the amount of the extension loan divided by the number of months remaining in the term of the Loan immediately after receiving the extension loan.

In order to secure the payment of all amounts due to the Discount Capital, Holisto granted Discount Capital the following liens: (i) a first ranking and exclusive floating charge over all of its present and future tangible and intangible assets and rights; (ii) a first ranking and exclusive fixed charge on its bank account and a specific deposit account maintained with Discount Capital and contains US$240,000; and (iii) a first ranking and exclusive fixed charge over its present and future intellectual property and intellectual property rights.

In addition, as part of the terms of the loan agreement, Holisto has granted to the Discount Capital a warrant to purchase 24,191 Preferred A shares, which will result in 3,600 Holisto Ordinary Shares pursuant to the Capital Restructuring, at a total exercise price of US$36.909 and a Continuing Warrant to purchase 1,339,409 Holisto Ordinary Shares after the Capital Restructuring. This warrant can be exercised for seven years from its grant or at the consummation of a qualified acquisition as specified in the warrant, whichever is earlier.

On October 13, 2021, Holisto signed an amendment to the loan agreement with Discount Capital, under which Holisto borrowed additional $1,500,000 which bears an interest at an annual rate equal to 7% and is to be repaid over a period of 27 months commencing from January 2022.

As part of the terms of the amendment to the loan agreement, in the event Holisto meets the terms as specified in the loan amendment, Holisto will be entitled to an increase of the additional loan by $1,500,000, which will be repaid in equal monthly installments, each in an amount equal to the amount of the additional loan divided by the number of interest months remaining immediately after receiving the additional loan.

In addition, as part of the terms of the loan amendment, Holisto has granted to Discount Capital an additional warrant to purchase securities which, pursuant to the Capital Restructuring will become, 329,409 Holisto ordinary shares. To the extent Holisto does not consummate an equity capital raise reflecting a pre money valuation of at least $100,000,000 during the first six months following the agreement date, then, Holisto shall grant Discount Capital a third warrant, which is to be a warrant which in the Capital Restructuring will become 77,351 Holisto ordinary shares.

Holisto paid Discount Capital a one-time fee of $200,000 in April 2022.

Financing agreement with Connecticut Innovations, Incorporated

In November 2022, Holisto signed a financing loan agreement with Connecticut Innovations, Incorporated (“CII”) and several additional lenders listed therein (each of CII and the other lenders, a “CII Loan Agreement Lender”), under which Holisto borrowed as of the date of this prospects/proxy statement US$4.17 million for its day-to-day operations, bearing a simple interest on the outstanding balance at a rate of 10% per annum (the “CII Loan Agreement”). Under the CII Loan Agreement, Holisto undertook to repay each Loan Amount as follows: (i) during the period of six months following the Closing, the Company shall pay each CII Loan Agreement Lender only the interest accrued on such lender’s principal amount, in quarterly payments, as set forth in the repayment schedule (the “Initial Period”); and (ii) from the end of the Initial Period, each loan amount shall be repaid by Holisto in quarterly installments over a 30-months’ period, at such times and in such amounts as set forth in the CII Loan Agreement.

In order to secure the payment of all amounts due to the CII Loan Agreement Lenders, Holisto has granted the CII Loan Agreement Lenders the following (all subordinated to Discount Capital Ltd.): (i) a second ranking floating charge over all of its present and future tangible and intangible assets and rights; (ii) a second ranking and exclusive fixed charge on its bank accounts; and (iii) a second ranking specific charge over its present and future intellectual property and intellectual property rights.

In addition, as part of the terms of the CII Loan Agreement, Holisto has granted each of the CII Loan Agreement Lenders a warrant to purchase share of its most senior class of shares, outstanding at the time the warrant is exercised, at an exercise price of US$0.0001 per share, subject to adjustments set forth therein (the “CII Warrants”). The CII Warrants can be exercised at the earlier of: (i) 3 years from their grant, (ii) upon the consummation of an M&A event or a merger, as specified in the CII Warrants, or (iii) upon the consummation of an IPO as specified in the CII Warrants, including the listing contemplated under the Business Combination Agreement. The number of shares into which the CII Warrants may be exercised equals to: (A) Holisto’s fully diluted share capital as of immediately prior to the exercise of the applicable CII Warrant (excluding however the CII Warrants the Merger consideration, any Holisto ordinary shares reserved for issuance under the Equity Plan that are excluded from total Holisto shares pursuant to the Business Combination Agreement, any SAFE agreements outstanding as of the date of the CII Loan Agreement (other than the Old SAFE Agreements) and any and all other agreements, securities or convertible securities which are entered into following such date pursuant to which Holisto shares are issued or issuable at or following the Closing of the Business Combination), multiplied by (B) a fraction the numerator of which is the 80% of the principal amount of the loan actually extended to Holisto by the applicable CII Loan Agreement Lender and the denominator of which is: (i) US$400,000,000, provided that a merger (as specified in the CII Warrants) is consummated, or (ii) if the applicable CII Warrant is exercised after the Business Combination Agreement has been terminated or expired without such merger being consummated, then the lower of (A) US$400,000,000, and (B) Holisto’s pre-money valuation determined in the first fixed-price equity financing round occurring after the termination or expiration of the Business Combination Agreement and in which round at least 25% of the Holisto’s fully diluted share capital at such time is issued to investor(s).

Recent Developments

After June 30, 2022, Holisto received funding of $1.06 million from SAFE Agreements, which according to their terms will be converted into Holisto Ordinary Shares at a 25% discount from the market price and $3.1 million from the CII Loan Agreement. Except for any funds that remain in the Moringa Trust Account after giving effect to the redemption of those holders of Moringa Public Shares who exercise their redemption rights, or as otherwise described in this section, Holisto has no other commitment for funding. Depending on the extent of the redemptions by the Moringa Public Shareholders, all or substantially all of the funds remaining in Moringa’s Trust Account may be used to pay expenses of the Business Combination, including a $4.0 million fee to EBC, the representative of the underwriters of Moringa’s initial public offering and $1.09 million to pay loans to the Sponsor. The fee to EBC and the Sponsor loans together represent more than the funds remaining in the Trust Account in the Maximum Redemption Scenario. To the extent Holisto does not have financing in place by the date of Moringa’s meeting of shareholders to approve the Business Combination and the Plan of Merger, Moringa’s Public Shareholders may be more likely to exercise their right to have their Moringa Public Shares redeemed, notwithstanding the bonus share provision in the Business Combination Agreement.

General

Holisto believes that its cash on hand following the consummation of the Business Combination, including the current available cash and cash equivalents on its balance sheet, the funds contained in Moringa’s Trust Account (assuming the No Additional Redemption and Illustrative Redemption Scenarios) will be sufficient to meet Holisto’s working capital and capital expenditure requirements for at least the next 12 months from the date of this proxy statement/prospectus and sufficient to fund its operations. To the extent that Holisto’s current resources are insufficient to satisfy its cash requirements, it may need to seek additional equity or debt financing. In a Maximum Redemption Scenario, Holisto would likely need to satisfy its need for current funding and capital resources for the next 12 months, unless Holisto reduces these requirements for funding during this period, by further equity or debt financing.

If there are not such sufficient funds from the Trust Account after redemptions or from a new funding source, Holisto may not have sufficient funds to continue the development and marketing of the Holisto Platform or to continue in business, and in which circumstance, Holisto would not have sufficient current funding to enable it to operate for any significant period subsequent to the closing of the Business Combination, unless it engages in further debt or equity financing. Holisto currently is in the process of raising additional funds to enable it to operate for a longer period, which shall be determined in accordance with the actual amount to be raised Holisto. There is no assurance that Holisto will be successful in raising such additional funds prior to the closing of the Business Combination or that such additional funds, if raised, will be sufficient in order to enable Holisto to operate for any significant period subsequent to the closing of the Business Combination. The cash available from the Business Combination and from any financings will have a material effect upon Holisto’s liquidity following the Closing. Any equity financing which Holisto may obtain is likely to result in significant dilution to Holisto’s shareholders and any debt financing may have conversion rights which could significantly dilute the equity interest of Holisto’s shareholders and include covenants which may impair Holisto’s ability to operate. Unless Holisto obtains significant financing in advance of the closing of the Business Combination, including back-stop financing pursuant to which investors agree to purchase and not redeem Moringa Public Shares, Holisto may need to raise further funding in order to support its current operations. Holisto’s liquidity post-closing is likely to be affected by the above factors and as described under “Risk Factors.”

Holisto also expects its losses and the cash flow used in operations to be significantly higher in future periods as it:

•        increases its research and development expenses;

•        expands its service capabilities;

•        increases its sales and marketing activities; and

•        increases its general and administrative expenses to support the growth and public company infrastructure.

In addition, to the extent that Holisto may include debt financing, it will incur interest costs as well as other charges which may be included in any financing agreement.

Because Holisto will incur the costs and expenses from these efforts before it generates revenue or positive cash flow from its operations to offset such costs and expenses, losses and negative cash flow from operations in future periods may be significant. In addition, Holisto may find that these efforts are more expensive than it currently anticipates and that these efforts may not result in the anticipated revenues or cash flow, which would further increase Holisto’s losses and negative cash flow from operations and its need for additional financing.

Cash flows summary

The following table summarizes Holisto’s cash flows for the six months ended June 30, 2022 compared to the six months ended June 30, 2021:

	Six months ended June 30,		Change $
	2022	2021
	U.S. dollars in thousands
Net cash used in operating activities	$(877)	$(1,608)	$731
Net cash used in investing activities	(24)	(64)	40
Net cash provided by financing activities	3,163	4,675	(1,512)

Cash Flows from Operating Activities

Cash flows used in operating activities decreased by approximately $731,000 from approximately $1.6 million for the six months ended June 30, 2021, to approximately $877,000 for the six months ended June 30, 2022. The decrease in cash flows from operating activities for this period is primarily attributed to an increase of $3.6 million in net loss which reflects an increase in Holisto business activity, decrease of $2 million in non-cash charges related to $0.5 million remeasurement of warrant liability relating to warrants issued to investors and a lender, $1.4 million remeasurement of SAFE and $0.1 million amortization of the debt discount relating to a long-term loan, increase of $2 million in advances from travelers attributed to the increase in bookings, a decrease of $1.3 million in trade payables attributed to the increase in prepayments to hotel service providers, decrease of $8.7 million in funds held by clearing companies attributed to changes in commercial terms with clearing companies and increase of $3.5 million in other receivables and prepaid expenses mainly due to the increase in prepayments to hotel service providers.

Cash Flows from Investing Activities

Cash flow used in investing activities decreased by approximately $40,000, from approximately $64,000 for the six months ended June 30, 2021, to approximately $24,000 for the six months ended June 30, 2022. The decrease is primarily attributed to a utilization of short-term deposits offset by purchase of property and equipment.

Cash Flow from Financing Activities

Cash flow provided by financing activities decreased by approximately $1.5 million, from approximately $4.7 million for the six months ended June 30, 2021, to approximately $3.2 million for the six months ended June 30, 2022. The decrease is primarily attributed to Holisto’s long-term loans received in 2021 and the repayment of such loans in 2022 in the amount of $0.8 million, offset by new SAFE financing in the amount of $2.3 million received in 2022.

The following table summarizes Holisto’s cash flows for the year ended December 31, 2021 compared to the prior year:

	Year ended December 31,		Change $
	2021	2020
	U.S. dollars in thousands
Net cash used in operating activities	$(5,013)	$(3,049)	$(1,964)
Net cash used in investing activities	(259)	(1,191)	932
Net cash provided by financing activities	6,910	1,417	5,493

Cash Flows from Operating Activities

Cash flows used in operating activities increased by approximately $2 million, from approximately $3 million for the year ended December 31, 2020, to approximately $5 million for the year ended December 31, 2021. The increase is primarily attributed to an increase of $49.7 million in net loss which reflects an increase in Holisto business activity and which is mainly attributed to the increase of $43.7 million in non-cash charges related to remeasurement of $25.2 million in SAFE financing, remeasurement of $17.7 million in warrant liability relating to warrants issued to investors and a lender, amortization of $0.8 million in long-term loan relating to debt discount, increase of $8 million in advances from travelers attributed to the increase in bookings, an increase of $1.4 million in deferred revenues attributed to the increase in bookings with future check-in with free cancelation policy, increase of $4.3 million in trade payables attributed to an increase in Holisto business activity, increase of $8.6 million in funds held by clearing companies attributed to an increase in Holisto business activity and increase of $1.6 million in other receivables and prepaid expenses due to an increase of approximately $0.5 million in receivables from hotel service providers for fees earned by Holisto from some of the hotel service provides with whom Holisto has agreements as commission, the structure of which depends on sales target amounts, increase in of approximately $0.3 million deposits to hotel service providers and increase due to prepayments to hotel service providers and other suppliers of approximately $0.8 million.

Cash Flows from Investing Activities

Cash flows used in investing activities decreased by approximately $0.9 million, from approximately $1.2 million for the year ended December 31, 2020, to approximately $0.3 million for the year ended December 31, 2021. The increase is primarily attributed to a purchase of intellectual property rights in 2020.

Cash Flows from Financing Activities

Cash flows provided by financing activities increased by approximately $5.5 million, from approximately $1.4 million for the year ended December 31, 2020, to approximately $6.9 million for the year ended December 31, 2021. The increase is primarily attributed to proceeds of $5.5 million from new loans received in 2021 and of $1.4 million from new SAFE financings received in 2021, offset by a financing round in 2020 of $1.1 million.

The following table presents information about Holisto’s financial instruments that are remeasured at fair value on each balance sheet date:

	June 30, 2022	December 31,
		2021	2020
		U.S. dollars in thousands
Financial liabilities:
SAFE	$33,983	$27,207	$325
Warrant liability	21,114	19,346	383
Financial assets:
Financial Commitment Assets (FCA)	—	203	—
Reduced principal payment derivative	5	16	—
	$55,092	$46,334	$708

Financial commitment assets are the right to require a lender to make additional loans to Holisto if certain specified conditions are met.

Material Contractual Obligations and Commitments

During the periods presented, Holisto did not have any material contractual obligations and commitments other than its loan agreements.

Off-Balance Sheet Arrangements

Holisto has not entered into any off-balance sheet arrangements and does not have any holdings in variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

Holisto has contracted with and may continue to contract with hotels located in Europe, the United States and Israel. Due to the nature of Holisto’s operations and business model, Holisto believes that foreign currency exchange rates may have a material effect on its business.

Liquidity Risk

Holisto manages liquidity risk by monitoring and maintaining a level of cash deemed adequate to finance its operations and mitigate the effects of fluctuations in cash flows. In addition, Holisto’s management monitors the utilization of bank borrowings and ensures compliance with loan covenants. As discussed above, presently does not have sufficient current funding to enable it to operate for any significant period subsequent to the closing of the Business Combination and is currently in the process of rising additional funds that will enable it to operate for a longer period, which shall be determined in accordance with the amount that Holisto will succeed in raising. There is no assurance that Holisto will be successful in raising such additional funds prior to the closing of the Business Combination or that such additional funds, if raised, will be sufficient in order to enable Holisto to operate for any significant period subsequent to the closing of the Business Combination. The cash available from the Business Combination and from any financings will have a material effect upon Holisto’s liquidity following the Closing.

Critical Accounting Policies

Critical accounting policy and estimates are those that Holisto we believe are important in the preparation of its consolidated financial statements because they required that we use judgment and estimates in applying those policies. Holisto prepares its consolidated financial statements and accompanying notes in accordance with generally accepted accounting principles in the United States (U.S. GAAP). These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. We believe that the estimates, judgments and assumptions are reasonable based upon information available at the time they are made. Actual results could differ from those estimates under different assumptions or conditions.

Holisto believes the following accounting policies used in the preparation of the consolidated financial statements require certain critical estimates that we believe require significant judgment. For more information on each of these policies, Note 2 of Notes to Holisto’s Consolidated Financial Statements.

Basis of Presentation

Holisto’s audited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, except the unaudited financial statement comply with the requirements of Regulation S-X relating to interim financial statements. All intercompany accounts and transactions have been eliminated on consolidation. For the purposes of presenting audited consolidated financial statements, our assets and liabilities and our foreign operations (including subsidiaries in other countries that use currencies which are different from our functional currency) are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include, but are not limited to, valuation allowance for deferred tax assets, share-based compensation including the fair value of Holisto’s ordinary shares, useful lives of property and equipment, fair value of SAFEs, warrants and the CII Loan Agreement. Holisto’s management believes that the estimates, judgments and assumptions are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Holisto also considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the year ended December 31, 2021 and for the six month period ended June 30, 2022. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods. Such changes could result in future impairments of intangibles and long-lived assets.

Revenue recognition

Holisto recognizes revenues in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), which applies to all contracts with customers. Under Topic 606, revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration that Holisto expects to receive in exchange for those goods or services. To determine the appropriate revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps:

•        identify the contract(s) with a customer;

•        identify the performance obligations in the contract;

•        determine the transaction price;

•        allocate the transaction price to the performance obligations in the contract; and

•        recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of Topic 606, Holisto assesses the goods or services promised within the contract and determines those that are performance obligations and assesses whether each promised good or service is distinct.

Holisto’s revenues are generated by providing online travel reservation services, which allow travelers using the Holisto Platform to book hotel room reservation with hotels, which are the hotel service providers, on a stand-alone basis. While Holisto generally refers to a travel customer that books hotel room(s) on the Holisto Platform as its travel customer and considers only such travelers as its customer, for accounting purposes, Holisto’s customers are the hotel service providers and the travelers.

Holisto’s contracts with hotels service providers provide Holisto with rates and availability information for rooms without transferring responsibility to deliver the service to Holisto. Since the hotel service provider is primarily responsible for providing the services, and Holisto does not control the service provided by the hotel service provider to the traveler, Holisto’s revenues are presented on a net basis in the consolidated statements of operations, which is the amount Holisto receives from the traveler less the amount Holisto owes the hotel service provider for the room. Holisto excludes all taxes assessed by a government authority, if any, from the measurement of transaction prices that are imposed on its travel related services or collected by Holisto from travelers (which are therefore excluded from revenue).

Holisto offers to its travel customers several cancellation policies from which the traveler may choose: (i) a non-refundable cancellation policy pursuant to which a booking cannot be cancelled and refunded, (ii) a free-cancellation policy, pursuant to which the booking can be cancelled and refunded before the last date for cancellation set forth in the policy with respect to the booking, and (iii) a partial refund policy, pursuant to which the booking can be cancelled before a certain date set forth in the policy with respect to the booking, and the price can be refundable with a deduction or a cancellation charge. Each cancelation policy affects the booking price, with non-refundable cancellation policy being the cheapest option and free-cancellation policy being the most expensive one.

In case the traveler has the right to cancel its booking before check-in, Holisto and the hotel service providers are not entitled to any amount unless there is a cancellation fee to be paid by the traveler. Holisto will refund the collected cash to the traveler and cancel the amount owed to the hotel service provider. Cancellation fee, if any, is recognized at a point of time of cancelation. As of December 31, 2021 and June 30, 2022, Holisto’s entire balance of deferred revenues, which was $1.5 million and $2.3 million respectively, reflected the amount of the transaction price of the unsatisfied performance obligations at the end of reporting periods, which are fully refundable pursuant to free-cancellation policies.

Pursuant to Holisto’s agreements with some of its hotel service providers, Holisto is entitled to a fees as commission on the bookings that Holisto places with the hotel service provider through the Holisto Platform. Such fees reduce Holisto’s bookings costs, which increases Holisto’s revenues as Holisto recognizes its revenues on a net basis.

Basic and diluted net loss per ordinary share

Holisto computes net loss per ordinary share using the two-class method required for participating securities. The two-class method requires income available to holders of ordinary shares for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. Holisto considers its ordinary A shares, preferred A shares, preferred A-1 shares and preferred A-2 shares to be participating securities as the holders of the such shares would be entitled to dividends that would be distributed to the holders of ordinary shares on an as-if converted basis. In addition, Holisto considers its unvested restricted ordinary shares to be participating securities as the holders of the restricted ordinary shares would be entitled to dividends that would be distributed to the holders of ordinary shares and are subject to contingent criteria. These participating securities do not contractually require the holders of such shares to participate in Holisto’s losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities.

Holisto’s basic net loss per share is calculated by dividing net loss attributable to ordinary shares by the weighted-average number of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the as-if converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive ordinary shares are anti-dilutive. Prior to the closing of the Business Combination, as a result of the Capital Restructuring, the only class of outstanding capital stock will be the Holisto Ordinary Shares, and all of Holisto’s income or loss will be allocated to the Ordinary Shares.

Going Concern Qualification

As of June 30, 2022, Holisto had an accumulated deficit of $77.7 million. During the six months ended June 30, 2022, Holisto incurred operating losses of approximately $8.4 million and a negative cash flow from operating activities of approximately $0.9 million. Holisto’s current operating plan includes various assumptions concerning the level and timing of cash outflows for operating activities. Holisto’s ability to successfully carry out its business plan is primarily dependent upon its ability to obtain sufficient additional capital and increase its revenue and reduce its costs. There are no assurances that Holisto will be successful in obtaining an adequate level of financing needed for the long-term business plan or that any financing will result in and increasing its profitability.

These conditions raise substantial doubt about Holisto’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

Fair value of financial instruments

Holisto applies a fair value framework in order to measure and disclose its financial assets and liabilities. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value.

There are three levels of inputs that may be used to measure fair value:

Level 1 —	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 —	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 —	Unobservable inputs which are supported by little or no market activity.

Holisto’s financial instruments consist of cash and cash equivalents, short term deposits, funds held by clearing companies, other receivables and prepaid expenses, trade payables and other accounts payable and accrued expenses. Their historical carrying amounts are approximate fair values due to the short-term maturities of these instruments.

Holisto measures warrant liability, Simple Agreement For Future Equity, finical commitment assets and embedded derivative at fair value, which were all classified as level 3 in the fair value hierarchy because some of the inputs used in the valuation were determined based on management’s assumptions.

Holisto estimates the fair value of the warrant liability using Binominal Option Pricing model. Gains and losses from the remeasurement of the warrants liability are recognized in finance expenses, net in the consolidated statements of operations.

Holisto estimates the fair value of the SAFEs using Monte Carlo Simulation model. Gains and losses from the remeasurement of the SAFE are recognized in finance expenses, net in the consolidated statements of operations.

Holisto estimates the fair value of the financial commitment assets and embedded derivative using Probability Weighted Expected Return method. Gains and losses from the remeasurement of the financial commitment asset and embedded derivative are recognized in finance expenses, net in the consolidated statements of operations.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates

Share-based compensation

Holisto accounts for share-based compensation in accordance with ASC No. 718, “Compensation-Stock Compensation.” ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. Holisto recognizes compensation expenses for the value of its awards granted based on the straight-line attribution method over the requisite service period of each of the awards. Holisto recognizes forfeitures of awards as they occur. For graded vesting awards, Holisto recognizes compensation expenses based on the straight-line method over the requisite service period.

Holisto selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its share-options awards. The option-pricing model requires several assumptions, of which the most significant are the expected share price volatility and the expected option term

Emerging Growth Company Status

Holisto is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, Holisto will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Holisto is a non-accelerated filer, which is a company that has either a public float of less the $75 million or a public float from $75 million to less than $700 million and annual revenues of less than $100 million. As long as Holisto remains either an emerging growth company or a non-accelerated filer, it will be exempt from the auditor attestation requirement.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Holisto has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Holisto, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Holisto’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Holisto will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of its initial public offering, which will be the closing of the Business Combination, (b) in which Holisto’s total annual gross revenue of at least $1.235 billion, or (c) in which Holisto is deemed to be a large accelerated filer, which means the market value of its common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References to “emerging growth company” in this proxy statement/annual report have the meaning associated with that term in the JOBS Act.

Foreign Private Issuer Status

Holisto is organized under the laws of the State of Israel. After the consummation of the Business Combination, Holisto will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly, the next determination will be made with respect to Holisto on June 30, 2023. Even after Holisto no longer qualifies as an emerging growth company, for so long as Holisto qualifies as a foreign private issuer, it will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP, although we intend to use U.S. GAAP in our financial statements;

•        the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers.

Holisto will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, Holisto intends to publish its results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information Holisto is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, after the Business Combination, Holisto shareholders will receive less or different information about Holisto than a shareholder of a U.S. domestic public company would receive.

After the consummation of the Business Combination, Holisto expects to be listed on Nasdaq. Nasdaq market rules permit a foreign private issuer such as Holisto to follow the corporate governance practices of its home country. Certain corporate governance practices in Israel, which is Holisto’s home country, may differ significantly from Nasdaq corporate governance listing standards. Pursuant to the “foreign private issuer exemption,” Holisto is permitted to comply with Israeli corporate governance practices instead of the Nasdaq corporate governance rules, provided that it discloses which requirements it is not following and the equivalent Israeli requirement. Pursuant to this “home country practice exemption” with respect to the following:

•        Holisto intends to follow the quorum requirement for shareholder meetings. As permitted under the Companies Law, pursuant to Holisto’s amended and restated articles of association to be effective upon the closing of the Business Combination, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of its shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the Nasdaq corporate governance rules.

•        Holisto intends to adopt and approve material changes to equity incentive plans in accordance with the Companies Law which does not impose a requirement of shareholder approval for such actions. In addition, Holisto intends to follow Israeli corporate governance practice instead of the Nasdaq corporate governance rule which requires shareholder approval prior to an issuance of securities in connection with equity-based compensation of officers, directors, employees, or consultants; and

•        Holisto also intends to follow Israeli corporate governance practice instead of the Nasdaq corporate governance rule requiring shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in Holisto and certain acquisitions of the stock or assets of another company).

Holisto intends to rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies. Holisto would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the United States or (iii) its business is administered principally in the United States.

Foreign private issuers, similar to emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if Holisto no longer qualifies as an emerging growth company but remains a foreign private issuer, it will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

If at any time Holisto ceases to be a foreign private issuer, we will take all action necessary to comply with the applicable rules of the SEC and Nasdaq.

Unaudited PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following pro forma condensed combined financial statements present the combination of the financial information of Moringa and Holisto, adjusted to give effect to the Business Combination and consummation of the Transactions, including the Capital Restructuring and the Merger. The following pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

Moringa is a blank check company incorporated in Cayman Islands on September 24, 2020. Moringa was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Holisto was founded and registered on November 16, 2015 and commenced its activities on November 16, 2015. Holisto is a company engaged in the development and marketing of a proprietary platform for booking of accommodation and other travel services. Holisto is headquartered in Rishon Le’Zion, Israel.

The following unaudited pro forma condensed interim combined balance sheet as of June 30, 2022, assumes that the Transactions, including the Capital Restructuring and the Merger, occurred on June 30, 2022. The unaudited pro forma condensed interim combined statements of operations for the six months ended June 30, 2022 and for the year ended December 31, 2021 present pro forma effect of the Transactions, including the Capital Restructuring and the Merger, as if they had been completed on January 1, 2021.

The pro forma combined financial statements do not necessarily reflect what the Combined Company’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. The pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of the Combined Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

This information should be read together with Moringa’s and Holisto’s audited financial statements as of December 31, 2021 and the year then ended, as well as the unaudited condensed financial statements as of June 30, 2022 and the six months then ended and related notes, under the sections titled “Moringa’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Holisto’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

Accounting for the Transactions. Under both the No Additional Redemption Scenario and the Maximum Redemption Scenario, the Transactions will be accounted for as a capital restructuring, with no goodwill or other intangible assets recorded, in accordance with US GAAP.

It has been determined that the legal acquirer of Moringa pursuant to the terms of the Business Combination Agreement will be Holisto. In addition, Holisto will be the accounting acquirer based on evaluation of the following facts and circumstances:

•        It is estimated that even under the No Additional Redemption Scenario, the Existing Holisto Shareholders will collectively hold more than 50% of the outstanding voting interests of the Combined Company at the effective time of the Merger.

•        Holisto will be the entity that issues its equity interests, in accordance with the terms of the Business Combination Agreement.

•        The Holisto Existing Shareholders will have the greatest voting interest in the Combined Company under the No Additional Redemption, Illustrative Redemption, and Maximum Redemption Scenarios.

•        Holisto’s directors will represent the majority of the Post-Closing Board of Directors following the consummation of the Business Combination.

•        The composition of the senior management of the Combined Company at the effective time of the Merger is expected to be the same as the composition of the senior management of Holisto prior to effective time of the Merger.

•        Holisto is an operating company whereas Moringa is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more business entities, which does not hold or own, other than cash, assets, or generates revenue or earnings. In addition, Holisto is the larger entity based on historical operating activity and has the larger employee base.

The pro forma condensed combined financial information has been prepared using the assumptions below:

•        Assuming No Additional Redemption Scenario:    This presentation assumes that Moringa’s shareholders do not exercise redemption rights with respect to any currently outstanding Moringa Public Shares.

•        Assuming Illustrative Redemption Scenario:    This presentation assumes that 50% of Moringa’s shareholders exercise redemption rights with respect to 50% of the remaining outstanding Moringa Public Shares, or 1,294,783 Moringa Class A Ordinary Shares, upon consummation of the Merger, at an assumed redemption price of $10.00 per share plus accrued interest.

•        Assuming Maximum Redemption Scenario:    This presentation assumes that Moringa Public Shareholders holding Moringa Ordinary A Shares will exercise their redemption rights with respect to all but 64,899 outstanding Moringa Public Shares upon consummation of the Merger, at an assumed redemption price of $10.00 per share plus accrued interest, and the Combined Company will still satisfy the Public Market Value Requirement, which is necessary to consummate the Business Combination.

Description of the Transactions

On June 9, 2022, Moringa entered into the Business Combination Agreement with Holisto and Merger Sub. Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Moringa, with Moringa surviving the merger. As a result of the Merger, and upon consummation of the Merger and the other transactions contemplated by the Business Combination Agreement, Moringa will become a wholly-owned subsidiary of Holisto, with the holders of securities of Moringa becoming holders of securities of Holisto.

At the Effective Time, (i) each Moringa Class B Ordinary Share shall automatically become and be converted into one Moringa Class A Ordinary Share pursuant to the Moringa Class B Conversion, and each former holder of Moringa Class B Ordinary Shares shall thereafter cease to have any rights with respect to such Moringa Class B Ordinary Shares (other than the right to receive Moringa Class A Ordinary Shares in the Moringa Class B Conversion), and (ii) each Moringa Class A Ordinary Share issued and outstanding as of immediately prior to the Effective Time (after giving effect to the Moringa Class B Conversion and excluding any Cancelled Moringa Shares), shall automatically become and be converted into one Company Ordinary Share (after giving effect to the Capital Restructuring), and each former holder of Moringa Class A Ordinary Shares shall thereafter cease to have any rights with respect to such securities (other than the right to receive Company Ordinary Shares as provided herein), (iii) every Moringa Unit issued and outstanding shall be automatically separated, if not already separated prior to such time, and the holder thereof shall be deemed to hold one Moringa Class A Ordinary Share and one-half of a Moringa Warrant; provided that no fractional Moringa Warrants will be issued in connection with the Unit Separation such that if a holder of Moringa Units would be entitled to receive a fractional Moringa Warrant upon the Unit Separation (after aggregating all of the Moringa Units held by such holder), then the number of Moringa Warrants to be issued to such holder upon the Unit Separation shall, as provided in the Warrant Agreement and as disclosed in the Moringa Form S-1, be rounded down to the nearest whole number of Moringa Warrants (i.e., each holder of Moringa Units will only receive a Moringa Warrant for each two Moringa Units held thereby), and (iv) each Moringa Warrant issued and outstanding (after giving effect to the Unit Separation and excluding any Cancelled Moringa Warrants), shall be converted automatically into one Company Warrant (which, for the avoidance of doubt, reflects the Capital Restructuring), and each former holder of Moringa Warrants shall thereafter cease to have any rights with respect to such securities, except as expressly provided in the Business Combination Agreement and in the amendment to the Warrant Agreement pursuant to which Holisto shall appoint Continental Stock Transfer & Trust Company (or such other Person as shall be mutually agreed upon by Holisto and Moringa as Warrant Agent as provided in the Business Combination Agreement. Each Company Warrant shall have, and be subject to, the same terms and conditions set forth in the Moringa Warrants (with the public or private status of the Moringa Warrants (and the accompanying terms of such warrants) being preserved in the Company Warrants issued pursuant to the Business Combination Agreement), except that, in each case, they shall represent the right to acquire Company Ordinary Shares in lieu of Moringa Class A Ordinary Shares with such changes as are necessary to reflect that the Company is an Israeli corporation subject to the Companies Law and the Company’s governing instrument will be the Restated Company Articles.

Pursuant to the Business Combination Agreement, immediately prior to the Closing, but contingent upon the effectiveness of the Merger, Holisto will affect the Capital Restructuring pursuant to which:

•        (a) each Exercised Warrant shall be automatically exercised into such number of Holisto Ordinary Shares, Holisto Ordinary A Shares or Holisto Preferred Shares, as applicable, in accordance with its terms (and, for the avoidance of doubt, each Expired Warrant shall automatically terminate and expire at the Effective Time), (b) each Old SAFE Agreement shall be converted automatically into Holisto Ordinary Shares in accordance with the terms thereof, and (c) each Holisto Preferred Share and each Holisto Ordinary A Share that is outstanding immediately prior to the Effective Time, including, for the avoidance of doubt, Holisto Preferred Shares and Ordinary A Shares issued upon the exercise of Exercised Warrants, shall be converted automatically into Holisto Ordinary Shares in accordance with the Existing Holisto Articles.

•        Holisto shall effect a share split, to become effective immediately prior to the Closing, and subject to the effectiveness of the Merger, pursuant to which each Holisto Ordinary Share outstanding as of immediately prior to the Effective Time (after the exercise and conversion described in the bullet above, and excluding the SAFE Shares) shall become and be converted into the number of Holisto Ordinary Shares computed by (A) multiplying each such Holisto Ordinary Share by (B) the Conversion Ratio, with all fractional Holisto Ordinary Shares being rounded to the closest integral number, with one-half Holisto Ordinary Share being rounded up to the next higher integral number of Holisto Ordinary Shares (such that following the Capital Restructuring and the issuance of the SAFE Shares (but prior to the issuance of the Merger Consideration, and prior to the issuance of any awards pursuant to the Company’s new Equity Plan), for the avoidance of doubt, the valuation of Holisto, on a fully-diluted basis, shall be equal to the Company Valuation, and the Holisto Ordinary Shares shall be valued, on a fully-diluted basis, at $10.00 per share)(1).

•        As a result of the actions set forth above, each Continuing Warrant and each Continuing Holisto Option shall be adjusted to reflect the Conversion Ratio as set forth in the Business Combination Agreement, and each Continuing Warrant shall only represent the right to acquire Company Ordinary Shares subject to its terms.

(1)    The below table illustrates the change in Holisto’s equity structure, as a result of the Capital Restructuring. The number of Holisto shares existing immediately prior to Closing as shown in the below table does not include Holisto Ordinary Shares issuable upon conversion of the New SAFE Agreements.

	Amount of Shares Pre-Closing	Amount of Warrants/Options Outstanding	Post-Closing Holisto Ordinary Shares	Post-Closing Amount of Warrants/Options Outstanding
Holisto Ordinary Shares	119,977		7,804,300
Holisto Ordinary A Shares	65,814		4,281,089
Holisto Preferred A Shares	201,712		13,121,009
Holisto Preferred A-1 Shares	13,423		873,143
Holisto Preferred A-2 Shares	64,588		4,201,340
Exercising Holisto Warrants	18,438		1,199,361
Continuing Holisto Warrants		20,591		1,339,409
Ordinary Shares issued upon conversion of Old SAFE Agreements	53,204		3,460,830
Outstanding Holisto Options		54,110		3,519,764
Total	537,156	74,701	34,941,071	4,859,174

Consideration

The following represents the aggregate merger consideration under the No Additional Redemption, the Illustrative Redemption and the Maximum Redemption Scenarios, assuming exercise of all Holisto Warrants except certain Holisto Warrants which are held by Discount Capital:

	No Additional Redemption Scenario			Illustrative Redemption Scenario			Maximum Redemption Scenario
(in thousands, except share amounts) (a)	Purchase Price	Shares Issued(b)		Purchase Price	Shares Issued(b)		Purchase Price	Shares Issued(b)
Share Consideration to Moringa shareholders	$25,936	4,143,307	(c)	$12,968	2,071,654	(d)	$650	103,838	(e)

____________

(a)      The value of Holisto Ordinary Shares is reflected at $10.00 per share plus accrued interest as of June 30, 2022.

(b)      Represents shares issued to Moringa Public Shareholders.

(c)      This number of shares includes 1,553,740 shares issued as bonus shares pursuant to the Bonus Plan Adjustment, resulting in an effective cost of $15,537,400.

(d)      This number of shares includes 776,870 shares issued as bonus shares pursuant to the Bonus Plan Adjustment, resulting in an effective cost of $7,768,700.

(e)      This number of shares includes 38,939 shares issued as bonus shares pursuant to the Bonus Plan Adjustment, resulting in an effective cost of $389,390.

The following summarizes the pro forma Holisto Ordinary Shares outstanding under the No Additional Redemption, the Illustrative Redemption and the Maximum Redemption Scenarios, assuming all Holisto Warrants have been exercised, other than certain Holisto Warrants which are held by Discount Capital:

Ownership

	No Additional Redemption Scenario		Illustrative Redemption Scenario		Maximum Redemption Scenario
	Shares	%	Shares	%	Shares	%
Total Holisto
Moringa Public Shareholders(1)	4,143,307	9.8%	2,071,654	5.1%	103,838	0.3%
Moringa Sponsor	3,227,857	7.6%	3,227,857	8.0%	3,227,857	8.4%
Existing Holisto Shareholders(2)	34,941,071	82.3%	34,941,071	86.6%	34,941,071	91.0%
Representative of the underwriters	127,143	0.3%	127,143	0.3%	127,143	0.3%
Total Company Ordinary Shares Outstanding at Closing	42,439,378	100%	40,367,725	100%	38,399,909	100%

____________

(1)      Excludes all outstanding Moringa Warrants as of the Closing to purchase a total of 5,940,000 Holisto Ordinary Shares (after the Capital Restructuring).

(2)      Assuming the Sponsor will elect to have its Sponsor promissory notes repaid, rather than converted into Sponsor warrants.

(3)      Excludes Holisto warrants to purchase a total of 1,339,409 Holisto Ordinary Shares (that were not exercised or converted pursuant to the Capital Restructuring), Continuing Holisto Options to purchase a total of 5,370,282 Holisto Ordinary Shares (after the Capital Restructuring) and unallocated options to purchase a total of 1,602,573 Holisto Ordinary Shares (after the Capital Restructuring). The number of ordinary shares outstanding at the Closing will reflect any exercises of options or warrants prior to Closing.

The following unaudited pro forma condensed interim combined balance sheet as of June 30, 2022, and the unaudited pro forma condensed interim combined statements of operations for the six months ended June 30, 2022 and for the year ended December 31, 2021 are based on the historical financial statements of Moringa and Holisto. The pro forma adjustments are based on information currently available, assumptions, and estimates underlying the pro forma adjustments and are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed interim combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2022
(in thousands, except share and per share data, assuming the Maximum Redemption Scenario)

	Holisto				Moringa
	Historical	Capital Restructuring Adjustments		After Capital Restructuring Adjustments	Historical	Redemption Adjustments		After Redemption Adjustments	Pro Forma Adjustments		Pro Forma Combined
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,017	$1,609	(A)	$6,626	$18	$—		$18	$—	(A)	$6,644
Short term deposit	494	—		494	—	—		—	—		494
Investments held in Trust Account	—	—		—	115,179	(114,529)		650	(650)	(B)	—
Funds held by clearing companies	5,028	—		5,028	—	—		—	—		5,028
Other receivables and prepaid expenses	7,044	—		7,044	206	—		206	—		7,250
Total Current Assets	17,583	1,609		19,192	115,403	(114,529)		874	(650)		19,416
NON-CURRENT ASSETS:
Intangible assets, net	326	—		326	—	—		—	—		326
Property and Equipment, net	62	—		62	—	—		—	—		62
Total Non-Current Assets	388	—		388	—	—		—	—		388
TOTAL ASSETS	$17,971	$1,609		$19,580	$115,403	$(114,529)		$874	$(650)		$19,804

LIABILITIES
CURRENT LIABILITIES:
Current Maturities of Long-Term Loan	$2,696	$—		$2,696	$—	$—		$—	$—		$2,696
Trade Payables	5,524	—		5,524	—	—		—	—		5,524
Other accounts payable and accrued expenses	1,414	—		1,414	12	—		12	27,167	(I)	28,593
Advances from travel Customers	15,158	—		15,158	—	—		—	—		15,158
Deferred Revenue	2,328	—		2,328	—	—		—	—		2,328
Related party	—	—		—	660	—		660	(650)	(F)	10
Private Warrant Liability	—	—		—	29	—		29	(29)	(G)	—
Total Current Liabilities	27,120	—		27,120	701	701		27,821	26,488		54,309

LONG-TERM LIABILITIES:
Long Term Loans	1,510	—		1,510	—	—		—	—		1,510
Long-term SAFE liability	33,983	(33,983)	(D)	—	—	—		—	—		—
Warrants Liability	21,114	(9,974)	(C)	11,140	—	—		—	29	(G)	11,169
Total Long-Term Liabilities	56,607	(43,957)		12,650	—	—		—	29		12,679

Common A shares*))—	465	(465)	(J)	—	—	—		—	—		—
Preferred shares*))—	10,000	(10,000)	(J)	—	—	—		—	—		—
Class A Ordinary Shares Subject To Possible Redemption*)))	—	—		—	115,179	(114,529)	(L)	650	(650)	(L)	—
SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary Shares*))))	*	—		*	*	—		—	—		*
Additional Paid-In Capital	1,515	57,718	(H)	59,233	677	—		677	(8,763)	(H)	51,147
Accumulated Deficit	(77,736)	(1,687)	(M)	(79,423)	(1,154)	—		(1,154)	(17,754)	(M)	(98,331)
									—
Total Shareholders’ Equity (Deficit)	(76,221)	56,031		(20,190)	(477)	—		(477)	(26,517)		(47,184)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$17,971	$1,609		$19,580	$115,403	$(114,529)		$874	$(650)		$19,804

____________

*)                          Represents less than $1 thousand.

*))      Represents the following:

Holisto (Historical): Series A Preferred Shares of NIS 0.01 par value, 242,000 shares Authorized, 201,712 issued and outstanding as of June 30, 2022; Series A-1 Preferred Shares of NIS 0.01 par value, 14,000 shares Authorized, 13,423 issued and outstanding as of June 30, 2022; Series A-2 Preferred Shares of NIS 0.01 par value, 64,978 shares authorized, 64,588 issued and outstanding as of June 30, 2022; Series A Ordinary Shares of NIS 0.01 par value, 74,220 shares authorized, 65,814 issued and outstanding as of June 30, 2022.

Pro Forma Combined: Series A Ordinary Shares of NIS 0.01 par value, 0 shares Authorized, issued and outstanding as of June 30, 2022; Series A Preferred Shares of NIS 0.01 par value, 0 shares Authorized, issued and outstanding as of June 30, 2022; Series A-1 Preferred Shares of NIS 0.01 par value, 0 shares Authorized, issued and outstanding as of June 30, 2022; Series A-2 Preferred Shares of NIS 0.01 par value, 0 shares authorized, issued and outstanding as of June 30, 2022.

*)))    Represents the following:

Moringa (Historical): Class A Ordinary Shares subject to possible redemption, 11,500,000 shares at redemption value of $10.00 plus accrued interest as of June 30, 2022.

Pro Forma Combined: Class A Ordinary Shares subject to possible redemption, 0 shares at redemption value of $10 plus accrued interest as of June 30, 2022.

*))))   Represents the following:

Moringa (Historical): Class A Ordinary Shares, $0.0001 par value; 500,000,000 shares authorized; 480,000 shares issued and outstanding (excluding 11,500,000 shares subject to possible redemption) as of June 30, 2022. Class B Ordinary Shares, $0.0001 par value; 50,000,000 shares authorized; 2,875,000 shares issued and outstanding as of June 30, 2022. Preferred Shares, $0.0001 par value; 5,000,000 shares authorized; 0 shares issued and outstanding as of June 30, 2022.

Holisto (Historical): Ordinary Shares of NIS 0.01 par value; 604,780 shares authorized as of June 30, 2022, 119,977 shares issued and outstanding as June 30, 2022.

Pro Forma Combined — assuming the consummation of the expected share split, to become effective immediately prior to the Closing — Ordinary Shares of NIS 0.01 par value; 0 shares authorized as of June 30, 2022, 0 shares issued and outstanding as of June 30, 2022. Class A Ordinary Shares, $0.0001 par value; 0 shares authorized as of June 30, 2022, 0 shares issued and outstanding at authorized as of June 30, 2022; Class B Ordinary Shares; $0.0001 par value; 0 shares authorized as of June 30, 2022; 0 shares issued and outstanding as of authorized as of June 30, 2022. Ordinary Shares of no par value; 150,000,000 shares authorized as of June 30, 2022, 39,074,669 shares issued and outstanding as of June 30, 2022.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2022
(in thousands, except share and per share data, assuming Illustrative Redemption Scenario)

	Holisto				Moringa
	Historical	Capital Restructuring Adjustments		After Capital Restructuring Adjustments	Historical	Redemption Adjustment	After Redemption Adjustment	Pro Forma Adjustments		Pro Forma Combined
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,017	$1,609	(A)	$6,626	$18	$—	$18	$12,318	(A)	$18,926
Short term deposit	494	—		494	—	—	—	—		494
Investments held in Trust Account	—	—		—	115,179	(102,211)	12,968	(12,968)	(B)	—
Funds held by clearing companies	5,028	—		5,028	—	—	—	—		5,028
Other receivables and prepaid expenses	7,044	—		7,044	206	—	206	—		7,250
Total Current Assets	17,583	1,609		19,192	115,403	(102,211)	13,192	(650)		31,734
NON-CURRENT ASSETS:
Intangible assets, net	326	—		326	—	—	—	—		326
Property and Equipment, net	62	—		62	—	—	—	—		62
Total Non-Current Assets	388	—		388	—	—	—	—		388
TOTAL ASSETS	$17,971	$1,609		$19,580	$115,403	$(102,211)	$13,192	$(650)		$32,122

LIABILITIES
CURRENT LIABILITIES:
Current Maturities of Long-Term Loan	$2,696	$—		$2,696	$—	$—	$—	$—		$2,696
Trade Payables	5,524	—		5,524	—	—	—	—		5,524
Other accounts payable and accrued expenses	1,414	—		1,414	12	—	12	27,290	(I)	28,716
Advances from travel Customers	15,158	—		15,158	—	—	—	—		15,158
Deferred Revenue	2,328	—		2,328	—	—	—	—		2,328
Related party	—	—		—	660	—	660	(650)	(F)	10
Private Warrant Liability	—	—		—	29	—	29	(29)	(G)	—
Total Current Liabilities	27,120	—		27,120	701	—	701	26,611		54,532

LONG-TERM LIABILITIES:
Long Term Loans	1,510	—		1,510	—	—	—	—		1,510
Long-term SAFE liability	33,983	(33,983)	(D)	—	—	—	—	—		—
Warrants Liability	21,114	(9,974)	(C)	11,140	—	—	—	29	(G)	11,169
Total Long-Term Liabilities	56,607	(43,957)		12,650	—	—	—	29		12,679

Common A shares*))—	465	(465)	(J)	—	—	—	—	—		—
Preferred shares*))—	10,000	(10,000)	(J)	—	—	—	—	—		—
Class A Ordinary Shares Subject To Possible Redemption*)))	—	—		—	115,179	(102,211)	12,968	—	(L)	—
SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary Shares*))))	*	—		*	*	—	*	—		*
Additional Paid-In Capital	1,515	57,718	(H)	59,233	677	—	677	(3,476)	(H)	56,434
Accumulated Deficit	(77,736)	(1,687)	(M)	(79,423)	(1,154)	—	(1,154)	(10,846)	(M)	(91,423)
Total Shareholders’ Equity (Deficit)	(76,221)	56,031		(20,190)	(477)	—	(477)	(14,322)		(34,989)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$17,971	$1,609		$19,580	$115,403	$(102,211)	$13,192	$(650)		$32,122

____________

*)                          Represents less than $1 thousand.

*))      Represents the following:

Holisto (Historical): Series A Preferred Shares of NIS 0.01 par value, 242,000 shares Authorized, 201,712 issued and outstanding as of June 30, 2022; Series A-1 Preferred Shares of NIS 0.01 par value, 14,000 shares Authorized, 13,423 issued and outstanding as of June 30, 2022; Series A-2 Preferred Shares of NIS 0.01 par value, 64,978 shares authorized, 64,588 issued and outstanding as of June 30, 2022; Series A Ordinary Shares of NIS 0.01 par value, 74,220 shares authorized, 65,814 issued and outstanding as of June 30, 2022.

Pro Forma Combined: Series A Ordinary Shares of NIS 0.01 par value, 0 shares Authorized, issued and outstanding as of June 30, 2022; Series A Preferred Shares of NIS 0.01 par value, 0 shares Authorized, issued and outstanding as of June 30, 2022; Series A-1 Preferred Shares of NIS 0.01 par value, 0 shares Authorized, issued and outstanding as of June 30, 2022; Series A-2 Preferred Shares of NIS 0.01 par value, 0 shares authorized, issued and outstanding as of June 30, 2022.

*)))    Represents the following:

Moringa (Historical): Class A Ordinary Shares subject to possible redemption, 11,500,000 shares at redemption value of $10.00 plus accrued interest as of June 30, 2022.

Pro Forma Combined: Class A Ordinary Shares subject to possible redemption, 0 shares at redemption value of $10 plus accrued interest as of June 30, 2022.

*))))   Represents the following:

          Moringa (Historical): Class A Ordinary Shares, $0.0001 par value; 500,000,000 shares authorized; 480,000 shares issued and outstanding (excluding 11,500,000 shares subject to possible redemption) as of June 30, 2022. Class B Ordinary Shares, $0.0001 par value; 50,000,000 shares authorized; 2,875,000 shares issued and outstanding as of June 30, 2022. Preferred Shares, $0.0001 par value; 5,000,000 shares authorized; 0 shares issued and outstanding as of June 30, 2022.

Holisto (Historical): Ordinary Shares of NIS 0.01 par value; 604,780 shares authorized as of June 30, 2022, 119,977 shares issued and outstanding as June 30, 2022.

Pro Forma Combined — assuming the consummation of the expected share split, to become effective immediately prior to the Closing — Ordinary Shares of NIS 0.01 par value; 0 shares authorized as of June 30, 2022, 0 shares issued and outstanding as of June 30, 2022. Class A Ordinary Shares, $0.0001 par value; 0 shares authorized as of June 30, 2022, 0 shares issued and outstanding at authorized as of June 30, 2022; Class B Ordinary Shares; $0.0001 par value; 0 shares authorized as of June 30, 2022; 0 shares issued and outstanding as of authorized as of June 30, 2022. Ordinary Shares of no par value; 150,000,000 shares authorized as of June 30, 2022, 41,042,485 shares issued and outstanding as of June 30, 2022.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2022
(in thousands, except share and per share data, assuming no additional redemption)

	Holisto				Moringa
	Historical	Capital Restructuring Adjustments		After Capital Restructuring Adjustments	Historical	Redemption Adjustment		After Redemption Adjustment	Pro Forma Adjustments		Pro Forma Combined
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,017	$1,609	(A)	$6,626	$18	$—		$18	$(2,133)	(A)	$4,511
Short term deposit	494	—		494	—	—		—	—		494
Investments held in Trust Account	—	—		—	115,179	(89,243)	(L)	25,936	(25,936)	(B)	—
Funds held by clearing companies	5,028	—		5,028	—	—		—	—		5,028
Other receivables and prepaid expenses	7,044	—		7,044	206	—		206	—		7,250
Total Current Assets	17,583	1,609		19,192	115,403	(89,243)		26,160	(28,069)		17,283
NON-CURRENT ASSETS:
Intangible assets, net	326	—		326	—	—		—	—		326
Property and Equipment, net	62	—		62	—	—		—	—		62
Total Non-Current Assets	388	—		388	—	—		—	—		388
TOTAL ASSETS	$17,971	$1,609		$19,580	$115,403	$(89,243)		$26,160	$(28,069)		$17,671

LIABILITIES
CURRENT LIABILITIES:
Current Maturities of Long-Term Loan	$2,696	$—		$2,696	$—	$—		$—	$—	(E)	$2,696
Trade Payables	5,524	—		5,524	—	—		—	—		5,524
Other accounts payable and accrued expenses	1,414	—		1,414	12	—		12	—		1,426
Advances from travel Customers	15,158	—		15,158	—	—		—	—		15,158
Deferred Revenue	2,328	—		2,328	—	—		—	—		2,328
Related party	—	—		—	660	—		660	(650)	(F)	10
Private Warrant Liability	—	—		—	29	—		29	(29)	(G)	—
Total Current Liabilities	27,120	—		27,120	701	—		701	(679)		27,142

LONG-TERM LIABILITIES:
Long Term Loans	1,510	—		1,510	—	—		—	—		1,510
Long-term SAFE liability	33,983	(33,983)	(D)	—	—	—		—	—		—
Warrants Liability	21,114	(9,974)	(C)	11,140	—	—		—	29	(G)	11,169
Total Long-Term Liabilities	56,607	(43,957)		12,650	—	—		—	29		12,679

Common A shares*))—	465	(465)	(J)	—	—	—		—	—		—
Preferred shares*))—	10,000	(10,000)	(J)	—	—	—		—	—		—
Class A Ordinary Shares Subject To Possible Redemption*)))	—	—		—	115,179	(89,243)		25,936	(25,936)	(L)	—
SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary Shares*))))	*	—		*	*	—		*	—		*
Additional Paid-In Capital	1,515	57,718	(H)	59,233	677	—		677	9,363	(H)	69,273
Accumulated Deficit	(77,736)	(1,687)	(M)	(79,423)	(1,154)	—		(1,154)	(10,846)	(M)	(91,423)
Total Shareholders’ Equity (Deficit)	(76,221)	56,031		(20,190)	(477)	—		(477)	(1,483)		(22,150)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$17,971	$1,609		$19,580	$115,403	$(89,243)		$26,160	$(28,069)		$17,671

____________

*)       Represents less than $1 thousand.

*))      Represents the following:

Holisto (Historical): Series A Preferred Shares of NIS 0.01 par value, 242,000 shares Authorized, 201,712 issued and outstanding as of June 30, 2022; Series A-1 Preferred Shares of NIS 0.01 par value, 14,000 shares Authorized, 13,423 issued and outstanding as of June 30, 2022; Series A-2 Preferred Shares of NIS 0.01 par value, 64,978 shares authorized, 64,588 issued and outstanding as of June 30, 2022; Series A Ordinary Shares of NIS 0.01 par value, 74,220 shares authorized, 65,814 issued and outstanding as of June 30, 2022.

Pro Forma Combined: Series A Ordinary Shares of NIS 0.01 par value, 0 shares Authorized, issued and outstanding as of June 30, 2022; Series A Preferred Shares of NIS 0.01 par value, 0 shares Authorized, issued and outstanding as of June 30, 2022; Series A-1 Preferred Shares of NIS 0.01 par value, 0 shares Authorized, issued and outstanding as of June 30, 2022; Series A-2 Preferred Shares of NIS 0.01 par value, 0 shares authorized, issued and outstanding as of June 30, 2022.

*)))    Represents the following:

Moringa (Historical): Class A Ordinary Shares subject to possible redemption, 11,500,000 shares at redemption value of $10.02 as of June 30, 2022.

Pro Forma Combined: Class A Ordinary Shares subject to possible redemption, 0 shares at redemption value as of June 30, 2022.

*))))   Moringa (Historical): Class A Ordinary Shares, $0.0001 par value; 500,000,000 shares authorized; 480,000 shares issued and outstanding (excluding 11,500,000 shares subject to possible redemption) as of June 30, 2022. Class B Ordinary Shares, $0.0001 par value; 50,000,000 shares authorized; 2,875,000 shares issued and outstanding as of June 30, 2022. Preferred Shares, $0.0001 par value; 5,000,000 shares authorized; 0 shares issued and outstanding as of June 30, 2022.

Holisto (Historical): Ordinary Shares of NIS 0.01 par value; 604,780 shares authorized as of June 30, 2022, 119,977 shares issued and outstanding as June 30, 2022.

Pro Forma Combined — assuming the consummation of the expected share split, to become effective immediately prior to the Closing — Ordinary Shares of NIS 0.01 par value; 0 shares authorized as of June 30, 2022, 0 shares issued and outstanding as of June 30, 2022. Class A Ordinary Shares, $0.0001 par value; 0 shares authorized as of June 30, 2022, 0 shares issued and outstanding at authorized as of June 30, 2022; Class B Ordinary Shares; $0.0001 par value; 0 shares authorized as of June 30, 2022; 0 shares issued and outstanding as of authorized as of June 30, 2022. Ordinary Shares of no par value; 150,000,000 shares authorized as of June 30, 2022, 43,114,138 shares issued and outstanding as of June 30, 2022.

PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(in thousands, except share and per share data, assuming Maximum Redemption, No Additional Redemption or Illustrative Redemption Scenarios)

	Holisto				Moringa
	Historical	Capital Restructuring Adjustments		After Capital Restructuring Adjustments	Historical	Pro Forma Adjustments		Pro Forma Combined
Revenues	$16,539	$—		$16,539	$—	$—		$16,539
Cost of Revenues	6,440	—		6,440	—	—		6,440
Gross Profit	10,099	—		10,099	—	—		10,099

Operating Expenses:
Research and Development	2,716	—		2,716	—	—		2,716
Sales and Marketing	14,166	—		14,166	—	—		14,166
General and Administrative	1,609	—		1,609	507	—		2,116
Total Operating Expenses	18,491	—		18,491	507	—		18,998
Operating Loss	8,392	—		8,392	507	—		8,899
Financial Expenses (income), net(1)	5,259	(2,711)	(CC)	2,548	(304)	108	(CC)	2,352
Loss before taxes on income	13,651	(2,711)		10,940	203	108		11,251
Taxes on income	7	—		7	—	—		7
Net Loss	$13,658	$(2,711)		$10,947	$203	$108		$11,258
Net loss per share attributable to ordinary shares, basic and diluted	$134.80	$(134.49)		$0.31
Weighted average shares outstanding, basic and diluted	101,321	35,558,537		35,659,858
Net loss per class a ordinary share subject to possible redemption, basic and diluted					$0.01
Weighted average number of class a ordinary shares subject to possible redemption					11,500,000
Net loss per non-redeemable class a and class b ordinary shares, basic and diluted					$0.03
Weighted average number of non-redeemable class a and class b ordinary shares					3,355,000
Pro forma net loss per ordinary share attributable to ordinary shares, basic and diluted (assuming no additional redemption)								$0.26
Pro forma weighted average ordinary shares outstanding, basic and diluted (assuming No Additional Redemption Scenario)								43,114,138
Pro forma net loss per ordinary share attributable to ordinary shares, basic and diluted (assuming Illustrative Redemption Scenario)								$0.27
Pro forma weighted average ordinary shares outstanding, basic and diluted (assuming Illustrative Redemption Scenario)								41,042,485
Pro forma net loss per ordinary share attributable to ordinary shares, basic and diluted (assuming Maximum Redemption Scenario)								$0.29
Pro forma weighted average ordinary shares outstanding, basic and diluted (assuming Maximum Redemption Scenario)								39,074,669

PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021
(in thousands, except share and per share data, assuming Maximum Redemption Scenario)

	Holisto				Moringa
	Historical	Capital Restructuring Adjustments		After Capital Restructuring Adjustments	Historical	Pro Forma Adjustments		Pro Forma Combined
Revenues	$15,068	$—		$15,068	$—	$—		$15,068
Cost of Revenues	4,817	—		4,817	—	—		4,817
Gross Profit	10,251	—		10,251	—	—		10,251

Operating Expenses:
Research and Development	3,313	—		3,313	—	—		3,313
Sales and Marketing	14,139	—		14,139	—	—		14,139
General and Administrative	2,026	—		2,026	944	18,871	(AA) (BB)	21,841
Total Operating Expenses	19,478	—		19,478	944	18,871		39,293
Operating Loss	9,227	—		9,227	944	18,871		29,042
Financial Expenses (income), net(1)	44,251	(41,339)	(CC)	2,912	(188)	(271)	(CC)	2,453
Loss before taxes on income	53,478	(41,339)		12,139	756	18,600		31,945
Taxes on income	6	—		6	—	—		6
Net Loss	$53,484	$(41,339)		$12,145	$756	$18,600		$31,501
Net loss per share attributable to ordinary shares, basic and diluted	$611.33	$(611)		$0.33
Weighted average shares outstanding, basic and diluted	87,487	35,862,833		35,950,320
Net loss per class a ordinary share subject to possible redemption, basic and diluted					$0.06
Weighted average number of class a ordinary shares subject to possible redemption					9,875,342
Net loss per non-redeemable class a and class b ordinary shares, basic and diluted					$0.06
Weighted average number of non-redeemable class a and class b ordinary shares					3,301,959
Pro forma net loss per ordinary share attributable to ordinary shares, basic and diluted								$0.79
Pro forma weighted average ordinary shares outstanding, basic and diluted								39,409,158

PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021
(in thousands, except share and per share data, assuming No Additional Redemption or Illustrative Redemption Scenarios)

	Holisto				Moringa
	Historical	Capital Restructuring Adjustments		After Capital Restructuring Adjustments	Historical	Pro Forma Adjustments		Pro Forma Combined
Revenues	$15,068	$—		$15,068	$—	$—		$15,068
Cost of Revenues	4,817	—		4,817	—	—		4,817
Gross Profit	10,251	—		10,251	—	—		10,251

Operating Expenses:
Research and Development	3,313	—		3,313	—	—		3,313
Sales and Marketing	14,139	—		14,139	—	—		14,139
General and Administrative	2,026	—		2,026	944	11,963	(AA) (BB)	14,933
Total Operating Expenses	19,478	—		19,478	944	11,963		32,385
Operating Loss	9,227	—		9,227	944	11,963		22,134
Financial Expenses (income), net(1)	44,251	(41,339)	(CC)	2,912	(188)	(271)	(CC)	2,453
Loss before taxes on income	53,478	(41,339)		12,139	756	11,692		24,587
Taxes on income	6	—		6	—	—		6
Net Loss	$53,484	$(41,339)		$12,145	$756	$11,692		$24,593
Net loss per share attributable to ordinary shares, basic and diluted	$611.33	$(611)		$0.33
Weighted average shares outstanding, basic and diluted	87,487	35,382,481		35,469,968
Net loss per class a ordinary share subject to possible redemption, basic and diluted						$0.06
Weighted average number of class a ordinary shares subject to possible redemption						9,875,342
Net loss per non-redeemable class a and class b ordinary shares, basic and diluted						$0.06
Weighted average number of non-redeemable class a and class b ordinary shares						3,301,959
Pro forma net loss per share attributable to ordinary shareholders, basic and diluted (assuming no additional redemption)								$0.56
Pro forma weighted average ordinary shares outstanding, basic and diluted (assuming no additional redemption)								43,448,627
Pro forma net loss per share attributable to ordinary shareholders, basic and diluted (assuming 50% redemption)								$0.59
Pro forma weighted average ordinary shares outstanding, basic and diluted (assuming 50% redemption)								41,376,974

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.      Basis of Presentation

The unaudited pro forma condensed interim combined financial information has been prepared to illustrate the effect of the Transaction and has been prepared for informational purposes only.

The following unaudited pro forma condensed interim combined balance sheet as of June 30, 2022, and the unaudited pro forma condensed interim combined statements of operations for the six months ended June 30, 2022 and for the year ended December 31, 2021 are based on the historical financial statements of Holisto and Moringa. The transaction accounting adjustments for the transaction consist of those necessary to account for the transaction.

The pro forma adjustments are based on information currently available, and assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying pro forma condensed combined financial information.

Holisto and Moringa did not have any historical relationship prior to the Transaction. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed interim combined balance sheet as of June 30, 2022, assumes that the Transactions occurred on June 30, 2022. The unaudited pro forma condensed interim combined statements of operations for the six months ended June 30, 2022 and the year ended December 31, 2021, present pro forma effect to the Transactions as if they had been completed on January 1, 2021.

The unaudited pro forma condensed interim combined balance sheet as of June 30, 2022, and the unaudited pro forma condensed interim combined statements of operations for the six months ended June 30, 2022 and the year ended December 31, 2021, have been prepared using, and should be read in conjunction with, the following:

•        Moringa’s unaudited financial statements as of June 30, 2022 and the six months then ended and the related notes, as well as Moringa’s audited financial statements as of December 31, 2021 and the year then ended, and the related notes, included elsewhere in this proxy statement/prospectus; and

•        Holisto’s unaudited financial statements as of June 30, 2022 and the six months then ended and the related notes, as well as Holisto’s audited financial statements as of December 31, 2021 and the year then ended, and the related notes, included elsewhere in this proxy statement/prospectus.

Management has made significant estimates and assumptions in its determination of the unaudited pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Transactions.

The unaudited pro forma adjustments reflecting the consummation of the Transactions are based on certain currently available information and certain assumptions and methodologies that Moringa and Holisto believe are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Moringa and Holisto believe that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transactions based on information available to managements at the time and that the unaudited pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Post-Combination Company. They should be read in conjunction with the historical financial statements and notes thereto of Moringa and Holisto.

2.      Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Post-Combination Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3.      Adjustments to Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transactions and has been prepared for informational purposes only. Moringa and Holisto have not had any historical relationship prior to the Business Combination. Accordingly, unaudited no pro forma adjustments were required to eliminate activities between the companies.

Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements

The following unaudited pro forma condensed interim combined balance sheet as of June 30, 2022, assumes that the Transactions occurred on June 30, 2022.

The adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2022 are as follows (in thousands):

(A)     cash balance to reflect in case of the following Redemption Scenarios:

	Maximum Redemption Scenario	Illustrative Redemption Scenario	No Redemption Scenario
Proceeds from Warrants liability exercise	$548	$548	$548	(A-1)
Proceeds from NEW SAFE Agreements	1,061	1,061	1,061	(A-2)
Capital Restructuring adjustments	$1,609	$1,609	$1,609
Reclassification of investments held in Trust Account into cash	650	12,968	25,936	(B)
Payment of transactions Fees	—	—	(27,419)	(A-3)
Repayment of sponsor promissory note	(650)	(650)	(650)	(F)
Pro Forma adjustments	$—	$12,318	$(2,133)

(A-1)  Proceeds from exercise of 18,438 legacy Holisto investors warrants at total amount of $548 thousands.

(A-2)  Proceeds from NEW SAFE Agreements at an amount of $1,061 thousands which were received after June 30, 2022.

(A-3)  Transaction fees include mainly payment for professional services and to bankers in connection with the Transaction. the transactions fees are assumed to be paid in cash in the No Additional Redemption or Illustrative Redemption Scenarios. Under the Illustrative Redemption or Maximum Redemption Scenarios, it is assumed that transaction fees will be accrued in other accounts payable and accrued expenses until additional funds in the amount enabling their repayment shall be raised by Holisto post-Closing.

(B)     Reflects the reclassification of investments held in the Trust Account and interest earned on investments held in the Trust Account that becomes available following the Business Combination.

(C)     Reclassification of $9,974 thousands to reflect the exercise of 18,438 legacy Holisto investors warrants into 18,438 legacy Holisto ordinary shares (or 1,199,361 Holisto Ordinary Shares after Capital Restructuring).

(D)     Reclassification of $33,983 thousands to reflect the conversion of $2,000 thousands legacy Holisto Old SAFE Agreement into 53,204 Holisto Ordinary Shares (or 3,460,830 Holisto Ordinary Shares after the Capital Restructuring) and $5,060 thousands legacy Holisto New SAFE Agreements into 674,760 Holisto Ordinary Shares (after the Capital Restructuring).

(F)      Reflects a repayment of $650 thousands related to legacy Moringa sponsor promissory note assumed the sponsor will not choose to convert the promissory note into warrants.

(G)     Reflects the conversion of 190,000 legacy Moringa private warrants into Holisto warrant.

(H)     Represents pro forma adjustments to additional paid-in capital to reflect the following Redemption Scenarios:

	Maximum Redemption Scenario	Illustrative Redemption Scenario	No Redemption Scenario
Exercise of warrants	$10,522	$10,522	$10,522	(C)(A-1)
Conversion of SAFE liability	36,731	36,731	36,731	(D)(A-2)(M-1)
Conversion of Holisto Preferred and Ordinary A Shares to Holisto Ordinary Shares	10,465	10,465	10,465	(J)
Capital Restructuring adjustments	$57,718	$57,718	$57,718
Payment of transaction fees for Holisto	$(8,259)	$(15,290)	$(15,419)	(I)
Reclassification of Moringa Class A ordinary shares subject to possible redemption into permanent equity	650	12,968	25,936	(L-1)
Reclassification of Moringa accumulated deficit	(1,154)	(1,154)	(1,154)	(K)
Pro Forma adjustments	$(8,763)	$(3,476)	$9,363

(I)       Transaction fees include mainly payment for professional services and to bankers in connection with the Transaction. Represents transaction fees of approximately $27.4 million by legacy Holisto in consummating the transaction provided for under other accounts payable and accrued expenses in the No Additional Redemption Scenario, $27.3 million in case of the Illustrative Redemption Scenario and $27.2 million under the Maximum Redemption Scenario, as further detailed below. It is assumed that transaction fees will be accrued in other accounts payable and accrued expenses until additional funds in the amount enabling their repayment shall be raised by Holisto post-Closing such additional funds allowing to repay them shall be raised. An amount of approximately $18.9 million is recorded to general and administrative in the Maximum Redemption Scenario and an amount of approximately $12 million is recorded to general and administrative in the Illustrative Redemption and No Additional Redemption Scenarios.

Below is a breakdown of the transaction fees under the No Additional Redemption, Illustrative Redemption and Maximum Redemption Scenarios:

	No Additional Redemption Scenario	Illustrative Redemption Scenario	Maximum Redemption Scenario
	U.S Dollars in thousands
Holisto bankers and professional services and others(1)	$15,034	$14,905	$14,782
Moringa underwriting Fees	4,025	4,025	4,025
Moringa bankers and professional services	8,360	8,360	8,360
	$27,419	$27,290	$27,167

____________

(1)      Includes Holisto consultant fees which based on the agreement are based on Holisto valuation cap, PIPE financing amount and possible redemption.

(J)      Reflects the conversion of 345,537 legacy Holisto Preferred and Ordinary A Shares into 345,537 legacy Holisto Ordinary Shares (or 22,476,580 Holisto Ordinary Shares after Capital Restructuring).

(K)     Represents the amount of Moringa’s accumulated deficit to be reclassified into Additional Paid in Capital.

(L)      Represents pro forma adjustments to Class A Ordinary Shares subject to possible redemption to reflect the following Redemption Scenarios:

	Maximum Redemption Scenario	Illustrative Redemption Scenario	No Additional Redemption Scenario
Redemption of Class A Ordinary Shares	$(114,529)	$(102,211)	(89,243)	(L-1)
Redemption Adjustments	(114,529)	(102,211)	(89,243)
Reclassification of Class A Ordinary Shares subject to possible redemption into permanent equity	(650)	$(12,968)	(25,936)	(L-2)
Pro Forma adjustments	$(650)	$(12,968)	(25,936)

(L-1)  Reflects the reclassification of Moringa Class A Ordinary Shares subject to possible additional redemption and interest earned on investments held in the Trust Account that becomes available following the Business Combination into permanent equity. Redemption adjustments include approximately 77.5% of the Moringa Public Shares that were redeemed in connection with the Moringa Extension Meeting. As of the Moringa Extension Meeting and after the redemptions in connection thereto there is an amount of approximately $26,454,000 remaining in the Trust Account (including interest accrued over time on the investments in the Trust Account and including the first $80,000 contributed by the Sponsor on February 19, 2023). For proforma purposes, it was assumed that the relative investment in the Trust Account is the balance as of June 30, 2022 at an amount of approximately $115,179 thousands and the redemption adjustment reduced the balance in approximately 22.5% to approximately $25,936 thousands under the No Additional Redemption Scenario, to $12,968 thousands under the Illustrative Redemption Scenario and to $650 thousands under the Maximum Redemption Scenario.

(L-2)  Reflects the payment due to redemption of the Moringa Class A Ordinary Shares subject to possible redemption.

(M)     Represents pro forma adjustments to Accumulated Deficit balance to reflect the following Redemption Scenarios:

	Maximum Redemption Scenario	Illustrative Redemption Scenario	No Redemption Scenario
Conversion of SAFE liability	$(1,687)	$(1,687)	$(1,687)	(M-1)
Capital Restructuring adjustments	$(1,687)	$(1,687)	$(1,687)
Payment of transaction fees for Holisto	$(18,908)	$(12,000)	$(12,000)	(M-2)
Reclassification of Moringa’s accumulated deficit	1,154	1,154	1,154	(K)
Pro Forma adjustments	$(17,754)	$(10,846)	$(10,846)

(M-1) The discount of Per-share price of the issued Ordinary Share from SAFE conversion upon closing of the Transaction are at an amount of $1,687 thousands.

(M-2) Represents transaction fees of approximately $18.9 million incurred by legacy Holisto in consummating the Transaction which are recorded to general and administrative in the Maximum Redemption Scenario and approximately $12 million in the Illustrative Redemption and No Additional Redemption Scenarios.

Adjustments to Pro Forma Condensed Combined Statements of Operations

The pro forma condensed combined statement of operations for the six months ended June 30, 2022 and for the year ended December 31, 2021, presents pro forma effect to the Transactions as if they had been completed on January 1, 2021.

(AA)  Represents transaction fees incurred by legacy Holisto in consummating the transaction which are recorded to general and administrative in amount of approximately $18.9 million in the Maximum Redemption Scenario and in amount of approximately $12 million in the Illustrative Redemption Scenario or the No Additional Redemption Scenario. Transaction fees include mainly professional services and bankers.

(BB)    Represents the amount of venture lending transaction fees assuming it was prepaid as if they had been completed on Transaction closing.

(CC)    Represents pro forma adjustments to Financial Expenses (Income), net to reflect the following considering all Redemption Scenarios:

	Six months ended June 30, 2022	Year ended December 31, 2021
SAFE liability revaluation	$(2,276)	$(25,207)	(CC-1)
Conversion of SAFE liability	1,333	1,687	(CC-2)
Warrant liability revaluation	(1,768)	(17,819)	(CC-1)
Capital Restructuring adjustments	$(2,711)	$(41,339)
Venture lending revaluation	193	145	(CC-3)
Venture lending interest	(258)	(416)	(CC-3)
Interest earned on investment held in trust account	$173	$—	(CC-4)
Pro Forma adjustments	$108	$(271)

(CC-1) Elimination of the impact of the change in the fair value of Safe liability and Warrant liability assumed that such safe and warrants are no longer be subject to fair value accounting. It is assumed that warrants with exercise price of US$ 36.909 will not be exercised and will remain as warrants liability at their fair value.

(CC-2) Reflects the discount of Per-share price of the issued Ordinary Share from SAFE conversion upon closing of the Transaction.

(CC-3) Elimination of venture lending revaluation and interest assumed the venture lending was not signed.

(CC-4) Elimination of interest earned on investments held in trust account assumed it was not earned.

4.      Loss per Ordinary Share

Net loss per Ordinary Share calculated using the historical weighted average ordinary shares outstanding, and the issuance of additional ordinary shares in connection with the Capital Restructuring and the Business Combination, assuming the shares were outstanding since January 1, 2021. As the Transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per Ordinary Share assumes that the Ordinary Shares issuable relating to the Transactions have been outstanding for the entire periods presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such Ordinary Shares for the entire periods.

Weighted average ordinary shares outstanding — basic and diluted

	Six months ended June 30, 2022(1)			Year ended December 31, 2021
	Maximum Redemption Scenario	Illustrative Redemption Scenario	No Additional Redemption Scenario	Maximum Redemption Scenario	Illustrative Redemption Scenario	No Additional Redemption Scenario
Moringa Public Shareholders	103,838	2,071,654	4,143,307	103,838	2,071,654	4,143,307
Shares owned by Sponsor	3,227,857	3,227,857	3,227,857	3,227,857	3,227,857	3,227,857
Underwriter Shares	127,143	127,143	127,143	127,143	127,143	127,143

Legacy Holisto holders of Ordinary Shares(2)	7,804,300	7,804,300	7,804,300	7,860,334	7,860,334	7,860,334
Legacy Holisto Converted Preferred and Ordinary A Shares(3)	22,476,580	22,476,580	22,476,580	22,637,975	22,637,975	22,637,975
Legacy Holisto Safes Conversion(4)	3,460,830	3,460,830	3,460,830	3,478,275	3,478,275	3,478,275
Legacy Holisto exercised Warrants(5)	1,199,361	1,199,361	1,199,361	1,129,353	1,129,353	1,129,353
	38,399,909	40,367,725	42,439,378	38,564,775	40,532,590	42,604,244

____________

(1)      The unaudited pro forma basic and diluted shares of Holisto shareholders (i) exclude 5,370,282 Holisto Ordinary Shares (after giving effect to the Capital Restructuring) of unexercised employee and service providers share options that will not be exercised prior to the Capital Restructuring, as these are not deemed a participating security and their effect is antidilutive and (ii) assumes exercise of 18,438 Warrants to purchase Preferred Shares (representing 1,199,361 Holisto Ordinary Shares after Capital Restructuring), and no exercise of 20,591 Warrants to purchase Preferred Shares (representing 1,339,409 Holisto Ordinary Shares after Capital Restructuring)

(2)      Assuming the Sponsor will elect to have its Sponsor promissory notes repaid, rather than converted into Sponsor warrants.

(3)      The unaudited pro forma shares attributable to Holisto shareholders is calculated by applying the exchange ratio of 65.0483 to the historical Holisto Ordinary Shares and Holisto Preferred and Ordinary A Shares that were outstanding immediately prior to the Merger.

(4)      Reflects the conversion of $7,060,694 legacy Holisto safe liability into 4,135,590 Holisto Ordinary Shares (after Capital Restructuring).

(5)      Assumes exercise of 18,438 Warrants to purchase Preferred Shares (representing 1,199,361 Holisto Ordinary Shares after Capital Restructuring), and no exercise of 20,591 Warrants to purchase Preferred Shares (representing 1,339,409 Holisto Ordinary Shares after Capital Restructuring).

MANAGEMENT OF HOLISTO FOLLOWING THE BUSINESS COMBINATION

The following table provides information about those persons who are expected to serve as directors and executive officers of Holisto following completion of the Business Combination.

Executive Officers, Directors and Director Nominees

Name	Age	Position(s) to be Held in Holisto Following the Merger
Eran Shlomo Shust	40	Director and Chief Executive Officer (co-founder)
Avi Wortzel	40	Director, Chief Product Officer and Chief Technology Officer (co-founder)
Shay Horovitz, PhD	46	Chief Research Officer
Elad Shmilovich	38	Chief Operating Officer
Dror Levy	49	Chief Financial Officer
Omer Granot	50	Chief Revenue Officer
Gil Harel	49	Chief Strategy & Commercial Officer
Matteo Quintavalle	50	SVP Supply Partnership
Jonathan Passwell	49	VP Business Development
Meidan Jacobson Hengel	46	VP Human Resources
Danny Hadar	45	Director
Ilan Levin	56	Director
Peter Longo	51	Director
Reuven Avi-Tal	74	Director

Eran Shlomo Shust

Eran Shlomo Shust is an entrepreneur with over 20 years of experience in technology companies and initiatives. After being engaged as Solutions Engineer at Comverse, where Mr. Shust led projects and offshore development teams, he served as COO and Senior Partner at Contrust, a user-content research and analysis company between 2007 and 2009. Between 2009 and 2014, Mr. Shust served as Technology Evangelist at Microsoft, and in 2015 Mr. Shust co-founded Holisto. Mr. Shust also served as the head of the Entrepreneurship Program at the School of Computer Science of the College of Management Academic Studies, Israel. Mr. Shust, one of Holisto’s founders, holds a B.Sc. in Computer Sciences and an MBA in Business Administration, both from the College of Management Academic Studies, Israel. Mr. Shust was appointed as a director in 2015. Mr. Shust’s experience with the travel industry and the development of the Holisto Platform qualified him to be a director.

Avi Wortzel

Mr. Wortzel has leveraged an extensive 15 years of experience in R&D of cross-functional products in leading technology companies to enhance the software applications of Holisto. Prior to Holisto, Mr. Wortzel was a key figure in the development of Como, a mobile development SaaS platform that allows users to create native and web mobile applications for smartphones and helped successfully guide the spin off from its parent company. As the VP of R&D, he oversaw a team of over 100 engineers, product managers and quality assurance personnel and managed an annual budget in excess of $10 million. Mr. Wortzel holds a B.Sc. in Computer Science and an MBA in Business Administration, both from the College of Management Academic Studies, Israel. Mr. Wortzel co-founded Holisto in 2015, and was appointed as a director in 2015. Mr. Wortzel’s experience with the travel industry and the development of the Holisto Platform qualified him to be a director.

Shay Horovitz, PhD

Mr. Horovitz earned a PhD in Computer Science with an emphasis on machine learning. He has developed or participated in the development of 15 patents covering systems, methods and computer programs products for optimization of travel technology target functions, including specific patents covering communication with travel technology suppliers under technological constraints. Mr. Horovitz served as the R&D Team Leader and Senior Researcher at forward thinking technology companies such as Seebox Media and Huawei, and honed his leadership skills in the Israeli Defense Forces Signal Corps where he was a software developer. Having spent 14 years at the College of Management Academic Studies, he served as the Head of the Data Science Track. Dr. Horovitz co-founded Holisto in 2015.

Elad Shmilovich

Mr. Shmilovich has more than 10 years of experience delivering innovative and data-driven marketing and business strategies for early to mid-stage high-growth startups, currently acting as the COO at Holisto. Prior to joining Holisto, Mr. Shmilovich was the Head of Demand Generation at WalkMe. Before joining WalkMe, Mr. Shmilovich co-founded and acted as the VP Marketing & Sales at Joonko. Mr. Shmilovich holds a B.A. in Communication and Marketing from Reichman University (IDC Herzliya), Israel and an MA in Integrated Design from Holon Institute of Technology, Israel. Mr. Shmilovich joined Holisto as VP Marketing in May 2019.

Dror Levy

Mr. Levy serves as Holisto’s Chief Financial Officer. Prior to joining Holisto, Mr. Levy served as Chief Financial Officer and Secretary of DSP Group, a NASDAQ traded company. Prior to that, Mr. Levy worked at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he served as an account manager in the high-tech practice. Mr. Levy is a certified public accountant and holds an M.B.A. from Tel Aviv University and a B.A. in Business and Accounting from the Israeli College of Management. Mr. Levy also serves as a member of the Audit Committee of Yemin Orde Youth Village. Mr. Levy joined Holisto in July 2022.

Omer Granot

Mr. Granot brings more than 20 years in the tech and travel industries to his role as Chief Revenue Officer. Previously, Mr. Granot was the CEO and Co-founder of Cancelon, and prior to that the VP R&D of Profitect and a Director at Comverse. Mr. Granot holds a Master’s degree in Management and Engineering from MIT, and BSc in Mathematics and Computer Science from Ben Gurion University. Mr. Granot joined Holisto in August 2020.

Gil Harel

Mr. Harel is a seasoned strategist with over 20 years of experience in business development and operational successes across start-ups and corporate environments. His professional portfolio includes being Head of Strategic Partnerships at SkyScanner, SVP and VP Business Development in organizations such as Trip.com, Gogobot and Conduit, and CEO and Co-founder in start-up companies such as BiteHunter and DiningFever. Mr. Harel holds a B.A. in Hospitality Management from Ben Gurion University, Israel, and an MBA in Business Administration, from Cornell University, United States. Mr. Harel joined Holisto in September 2019.

Matteo Quintavalle

Mr. Quintavalle is the SVP for Supply Partnerships in Holisto. For over 20 years Mr. Quintavalle covered various roles, in different companies of the Travel Industry, from the B2B to the B2C distribution, in the Hotel Sourcing. In his career started back in 1998 in London (UK), he was responsible initially for the European and LATAM markets, moving to the Middle East and Africa as a Regional Director in 2012 for the Business Development and Strategic Partnerships. In 2014, he joined Agoda in their London Office, as Regional Manager for their European destinations, where he spent 4 years, before moving to their NYC Office, to manage their US regions. Mr. Quintavalle joined Holisto in October 2021.

Jonathan Passwell

Mr. Passwell is a seasoned tech executive with over 20 years of international leadership in tech, currently leading Holisto’s business development. Prior to joining Holisto, Mr. Passwell served as the CEO and Co-founder of Voyjer. Before that Mr. Passwell led marketing activities for Orbotech PCB line (sold to KLA Tencor for $3.4B) in the Pacific and various positions in SanDisk (sold to Western Digital for $19B). Mr. Passwell holds a B.Sc. in Computer Science from Ben Gurion University, Israel and an MBA from the Technion — Israel Institute of Technology, Israel. Mr. Passwell joined Holisto in January 2020.

Meidan Jacobson Hengel

Ms. Jacobson is an HR professional with over 15 years of experience, currently acting Holisto’s VP Human Resources. Prior to Holisto, Ms. Jacobson lead training and welfare for Nuvoton Technology Corporation (TPE: 4919), and HR Officer at NICE. Ms. Jacobson holds a B.A. on social science from the Open University of Israel. Ms. Jacobson joined Holisto as Head of Operations in May 2016.

Danny Hadar

Mr. Hadar serves as a board member of Holisto since February 2021. Mr. Hadar currently serves as Managing Director at Lazar Outsourcing Ltd. (on behalf of Fosun International). Prior to that, Mr. Hadar served as VP Business development at Incentive 2 management LTD (Peregrine Ventures), between 2012 and 2016. Mr. Hadar holds a B.A. in Computer Sciences from the Tel Aviv Academic College, Tel Aviv, Israel, an MBA in Business Administration from Duke University, Durham, North Carolina and an MA in Diplomacy from the Tel Aviv University, Tel Aviv, Israel.

Ilan Levin

Mr. Levin, the co-founder, Chairman and CEO of Moringa, and the sole director and sole equity owner of an Israeli company that serves as the sole general partner of the Moringa sponsor, is expected to serve as a director of Holisto beginning upon the effectiveness of the merger. Mr. Levin has been involved, for approximately 25 years, as an executive and venture capital/private equity investor in high tech Israel related ventures. From 2000 to 2018, Mr. Levin was a member of the Board and Executive Committee of Objet Ltd., which as a result of a merger with Stratasys, Inc. in 2012, formed Stratasys Ltd. (NASDAQ: SSYS), the pioneer and global leader in 3D printing. During his tenure at Objet/Stratasys, Mr. Levin held various positions including President, Vice Chairman and from 2016 to 2018, Chief Executive Officer. From 2004 to 2009, Mr. Levin was the Chief Executive Officer of CellGuide, a developer of software-based GPS for mobile devices. Since 1997, Mr. Levin has also served as a member of the board of directors and as an advisor for a wide variety of Israel-based technology-related companies, including currently serving as Chairman of Vision Sigma (TLV: VISN:IT), an Israel-based real estate and investment company. Early in his career, Mr. Levin was a practicing attorney focusing on corporate and securities related matters. Mr. Levin earned an LL.B. from Tel Aviv University and a B.A.Sc. in Industrial Engineering from the University of Toronto.

Peter Longo

Mr. Longo serves as a board member of Holisto since February 2021, and has vast experience of more than 25 years in evaluating investment opportunities, structuring investments and monitoring portfolio companies through active board participation. Mr. Longo serves as a Senior Managing Director of Investments at Connecticut Innovations, and as board member in various organizations, including Aureus Analytics PVT Ltd., Covr Financial Technologies, DiA Imaging Analysis, LTD and OdinAnswers. Mr. Longo holds a B.S. in Accounting from the University of Connecticut, the United States and an MBA in Business Administration from the University of Hartford, the United States.

Reuven Avi-Tal

Mr. Avi-Tal is seasoned executive with extensive experience in managing, mentoring, and investing in technology companies, which serves as a board member of Holisto since May 2021. Mr. Avi-Tal Serves as a Managing Partner at 2B Angels, a privately owned venture capital firm, seeding high growth technology companies with an impact. He also has 20 years’ experience as Board Member on several publicly traded companies as well as many startups and, inter alia, serves as the chairman of investment committee at the Academic College of Tel-Aviv, Israel since April 2020. Mr. Avi-Tal holds a B.Sc. in Industrial Engineering from the Technion — Israel Institute of Technology, Israel and an MBA from the Tel-Aviv University, Israel.

Change in Directors upon Completion of the Merger

Holisto’s board of directors is presently comprised of five directors,            of whom will continue after the Merger.            other directors,            , will resign at the Closing of the Merger. Pursuant to the Existing Holisto Articles, the founders have the right to appoint up to two directors, certain preferred shareholders have the right to appoint up to three directors and an additional director, who is an industry expert, may be appointed by the majority of the serving directors. This provision will be amended in the Restated Holisto Articles.

Pursuant to the Business Combination Agreement, the parties thereto shall take all necessary action, so that effective as of the Effective Time, Holisto’s board of directors (the “Post-Closing Board of Directors”) will consist of seven directors, of which (i) four directors shall be designated prior to the Closing by Holisto, at least two of whom shall be considered independent directors under the Nasdaq requirements, (ii) one director shall be designated prior to the Closing by Moringa, and (iii) two independent directors (under Nasdaq requirements) shall be designated prior to the Closing by Holisto, subject to the consent of Moringa, such consent not to be unreasonably withheld, delayed or conditioned; provided, however, that the composition of the Post-Closing Board of Directors shall comply with all

requirements of the Israeli Companies Law and Nasdaq. After the Closing, Eran Shlomo Shust and              will serve as directors on the Post-Closing Board of Directors as designees of Holisto pursuant to section (i) above, Ilan Levin will serve as a director on the Post-Closing Board of Directors as designee of Moringa pursuant to section (ii) above and              will serve as directors on the Post-Closing Board of Directors as independent directors (under Nasdaq requirements) designated to the board by Holisto pursuant to section (iii) above.

Directors under the Israeli Companies Law — General

A nominee for service as a director in a public company may not be elected without submitting a declaration to the company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, an external director or an independent director, as applicable, and the ability to devote the appropriate time to performing his or her duties as such.

A director, including an external director or an independent director, who ceases to meet the statutory requirements to serve as a director, external director or independent director, as applicable, must notify the company to that effect immediately and his or her service as a director will expire upon submission of such notice.

Director Independence; External Directors under the Israeli Companies Law

As an Israeli company, Holisto is subject to various corporate governance requirements under the Israeli Companies Law, including the requirement to have on their board of directors at least two external directors meeting certain independence criteria, provided under Israeli law. Under the Israeli Companies Law, an ‘independent director’ is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the Holisto’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. However, as Holisto’s shares are intended to be listed on the Nasdaq, Holisto may also classify directors who qualify as independent directors under the relevant non-Israeli rules, as ‘independent directors’ under the Israeli Companies Law. In addition, ‘independent directors’ may be elected for additional terms that do not exceed three years each, beyond the 9 consecutive years, provided that, if the director is being re-elected for an additional term or terms beyond the 9 consecutive years, the audit committee and board of directors must determine that, in light of the director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit. The director must be re-elected by the required majority of shareholders and subject to the terms specified in the Israeli Companies Law.            of Holisto’s directors are expected to meet the ‘independent directors’ criteria under the Israeli Companies Law following the Closing.

The Israeli Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000, or the Alleviation Regulations, allow companies with shares traded on certain U.S. stock exchanges, including Nasdaq, which do not have a controlling shareholder (within the meaning of the Israeli Companies Law), to exempt themselves from the requirement of having external directors on their board of directors and related requirements concerning the composition of the audit and compensation committees of the board of directors (other than the gender diversification rule under the Israeli Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender), provided that they comply and continue to comply with the U.S. securities laws and listing rules applicable to U.S. domestic issuers regarding the independence of the board of directors and the composition of the audit and compensation committees. Currently, the relief provided in the Alleviation Regulations concerning external directors does not apply to Holisto. These exemptions will continue to be available to Holisto so long as: (i) it does not have a “controlling shareholder” as defined under the Israeli Companies Law, (ii) its shares are traded on certain U.S. stock exchanges, including Nasdaq, and (iii) it complies with the U.S. securities laws and listing rules applicable to U.S. domestic issuers regarding the independence of the board of directors and the composition of the audit and compensation committee.

The term “controlling shareholder” as used in the Israeli Companies Law for purposes related to external directors and for the requirements related to appointment to the audit committee, compensation committee or nominating committee, as described below, means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters (including various related party transactions), a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

Accordingly, Holisto intends to comply with Nasdaq Rule 5605(b)(1), which requires that the board of directors be comprised of a majority of independent directors. However, as long as Holisto is a foreign private issuer, Holisto may elect to follow Israeli law in lieu of certain Nasdaq requirements, including the independent director requirement. A majority of the Holisto board of directors will be composed of directors who are “independent” as defined by the rules of Nasdaq and Holisto will seek to have all of the non-executive directors qualify as “independent” under these standards. The board of directors is expected to establish categorical standards to assist it in making its determination of director independence. The definition of “independence” under the of Nasdaq is used to make this determination. Holisto is not yet listed on Nasdaq, and although we use its definition of “independence,” its rules are inapplicable to Holisto until such time as we become listed on Nasdaq. Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of Holisto or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq rules provide that a director cannot be considered independent if:

•        the director is, or at any time during the past three years was, an employee of Holisto;

•        the director or a family member of the director accepted any compensation from Holisto in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

•        a family member of the director is, or at any time during the past three years was, an executive officer of Holisto;

•        the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which Holisto made, or from which Holisto received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

•        the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of Holisto served on the compensation committee of such other entity; or

•        the director or a family member of the director is a current partner of Holisto’s outside auditor, or at any time during the past three years was a partner or employee of Holisto’s outside auditor, and who worked on Holisto’s audit.

Under such definition, Holisto is expected to have a majority of independent directors following the Closing.

The board of directors will assess on a regular basis, and at least annually, the independence of directors and will make a determination as to which members are independent. References to “Holisto” above include any subsidiary in a consolidated group with Holisto. The terms “immediate family member” and “executive officer” above have the meanings specified for such terms in the Nasdaq listing standards.

However, as a foreign private issuer, Holisto is permitted to comply with Israeli corporate governance practices instead of the Nasdaq corporate governance rules, provided that it discloses which requirements it is not following and the equivalent Israeli requirement. Holisto intends to rely on this “home country practice exemption” solely with respect to the quorum requirement for shareholders meetings, adoption and approval of material changes to equity incentive plans in accordance with the Companies Law which does not impose a requirement of shareholder approval for such actions, following Israeli corporate governance practice instead of the Nasdaq corporate governance rule which requires shareholder approval prior to an issuance of securities in connection with equity-based compensation of officers, directors, employees, or consultants and following Israeli corporate governance practice instead of the Nasdaq corporate governance rule requiring shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in Holisto and certain acquisitions of the stock or assets of another company). As permitted under the

Israeli Companies Law, pursuant to the Restated Holisto Articles to be effective following upon the closing of the Business Combination, the requisite quorum for any general meeting of Holisto’s shareholders shall be two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate at least thirty-three and one third percent (33⅓%) of the voting power of Holisto, provided, however, that with respect to any general meeting, including annual general meeting, that was initiated by and convened pursuant to a resolution adopted by Holisto’s board of directors (and not pursuant to the request of any other person), and, at such time of the general meeting, Holisto is qualified to use the forms and rules of a “foreign private issuer” under the U.S. securities laws, the requisite quorum shall be two or more shareholders present in person or by proxy and holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of Holisto. In addition, at any adjourned general meeting of Holisto’s shareholders, if the original meeting was convened upon request of Holisto’s directors or certain shareholders as set forth in the Israeli Companies Law, one or more shareholders, present in person or by proxy, and holding the number of shares required for making such request, shall constitute a quorum, but in any other case any shareholder (not in default as aforesaid) present in person or by proxy, shall constitute a quorum. The Existing Holisto Articles requires the presence (in person or in proxy) of two (2) or more shareholders holding together more than 50% of the voting rights of Holisto (on an as-converted basis), among which is Fosun and Explore, at all shareholders meetings. In addition, at any adjourned general meeting of Holisto’s shareholders, if a quorum is not present within one half hour from the time set for commencing such adjourned general meeting, the general meeting will take place regardless of whether a quorum is present. Although Holisto intends to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq, it may in the future decide to use the foreign private issuer exemption with respect to some or all of the other corporate governance rules. To the extent that Holisto elects to take advantage of the exceptions permitted to foreign private issuers, it must disclose those exceptions and describe the relevant Israeli law provisions.

Chairperson of the Board

The Restated Holisto Articles to be effective upon the closing of this Business Combination provide that the board of directors shall, from time to time, elect one of its members to be the chairperson of the board of directors, remove such chairperson from office and appoint in his/her place. Under the Israeli Companies Law, the chief executive officer (or any relative of the chief executive officer) may not serve as the chairperson of the board of directors, and the chairperson (or any relative of the chairperson) may not be vested with authorities of the chief executive officer without shareholder approval, for periods of up to three years each, consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•        at least a majority of the shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted at the meeting are voted in favor (disregarding abstentions); or

•        the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed 2% of the aggregate voting rights in the company.

In addition, a person subordinated, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors; the chairperson of the board may not be vested with authorities that are granted to those subordinated to the chief executive officer; and the chairperson of the board may not serve in any other position in the company or a controlled company, but he may serve as a director or chairman of a subsidiary.

External Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel that are public companies, including companies with shares listed on Nasdaq, are required to appoint at least two external directors who must meet heightened independence requirements. Pursuant to regulations promulgated under the Israeli Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, opt out from the Israeli Companies Law requirements to appoint external directors and related Israeli Companies Law rules concerning the composition of the audit committee, compensation committee and nominating committee of the board of directors. Currently, the above relief does not apply to Holisto.

Qualification.    To qualify as an external director, an individual or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control may not have, as of the date of appointment, or may not have had during the previous two years, any affiliation with the company, any entity controlling the company on the date of the appointment or with any entity controlled, at the date of the appointment or during the previous two years, by the company or by its controlling shareholder (and in a company that does not have a shareholder or an affiliated group of shareholders holding 25% or more of the company’s voting rights, such person may not have any affiliation with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company). In general, the term “affiliation” includes: an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder; “Control” is defined in the Israeli Securities Law as the ability to direct the actions of a company but excluding a power that is solely derived from a position as a director of the company or any other position with the company; a person who is holding 50% or more of the “controlling power” in the company — voting rights or the right to appoint a director or a general manager — is automatically considered to possess control.

In addition, no person can serve as an external director if the person’s position or other business creates or may create conflicts of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Until the lapse of two years from termination of office, a company or its controlling shareholder may not give any direct or indirect benefit to a former external director.

Election and Term of External Directors.    External directors are elected by a majority vote at a shareholders’ general meeting, provided that either:

•        a majority of the shares voted at the meeting, which are not held by controlling shareholders or shareholders with personal interest in approving the appointment (excluding personal interest not resulting from contacts with the controlling shareholder), not taking into account any abstentions, vote in favor of the election; or

•        a vote in which the total number of shares voting against the election of the external director, does not exceed two percent of the aggregate voting rights in the company.

In a company in which, at the date of appointment of an external director, all the directors are of the same gender, the external director to be appointed shall be of the other gender.

An external director can be removed from office only by: (i) the same majority of shareholders that is required to elect an external director; or (b) a court, and provided that either (a) the external director ceases to meet the statutory qualifications with respect to his or her appointment, or (b) the external director violates his or her duty of loyalty to the company. The court may also remove an external director from office if he or she is unable to perform his or her duties on a regular basis.

An external director who ceases to possess any qualification required under the Israeli Companies Law for holding the office of an external director must inform the company immediately and his/her office shall terminate upon such notice.

In general, external directors serve a three-year term, which may then be extended for two additional three-year periods. Thereafter, in accordance with regulations promulgated under the Israeli Companies Law, an external director may be appointed for additional terms of service of not more than three years each provided that: (a) a company’s audit committee, followed by the board of directors, have approved that considering the expertise and special contribution of the external director to the work of the board of directors and its committees, the appointment for an additional term of service is beneficial to the company; (b) the appointment for an additional term of service is approved in accordance with the requirements of the Israeli Companies Law; and (c) the prior periods of service of such external director, as well as the reasoning of the audit committee and board of directors for the approval of the extension of the term of service, were presented to the shareholders prior to their approval.

Re-election of an external director may be affected through one of the following mechanisms:

1.      a shareholder holding one percent or more of a company’s voting rights proposed the re-election of the nominee;

2.      the board of directors proposed the re-election of the nominee, and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or

3.      the external director who is up for renewal has proposed himself or herself for re-election.

With respect to mechanisms 1 and 3 above, the re-election is required to fulfill all of the following terms: (i) to be approved by a majority of the votes cast by the shareholders of the Company, excluding the votes of controlling shareholders and shareholders who have a personal interest in approving such nomination resulting from their relations with the controlling shareholders; (ii) to include votes cast in favor of the re-election by such non-excluded shareholders constituting more than two percent of the voting rights in the company; and (iii) the external director is not a related or competing shareholder or a relative of such a related or competing shareholder, at the time of the appointment, and does not and did not have any affiliation with a related or competing shareholder, at the time of the appointment or within the two years preceding the appointment. A “related or competing shareholder” is a shareholder proposing the re-appointment or a shareholder holding 5% or more of the outstanding shares or voting rights of the company, provided that at the time of the re-appointment, such shareholder, a controlling shareholder thereof or a company controlled by such shareholder or by a controlling shareholder thereof, have business relationships with the company or are competitors of the company.

Financial and Accounting Expertise.    Pursuant to the Israeli Companies Law and regulations promulgated there under, (1) each external director must have either “accounting and financial expertise” or “professional qualifications” and (2) at least one of the external directors must have “accounting and financial expertise.” A director with “accounting and financial expertise” is a director whose education, experience and skills qualifies him or her to be highly proficient in understanding business and accounting matters and to thoroughly understand the company’s financial statements and to stimulate discussion regarding the manner in which financial data is presented. A director with “professional qualifications” is a person who meets any of the following criteria: (i) has an academic degree in economics, business management, accounting, law, public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the company’s business or which is relevant to his or her position; or (iii) has at least five years’ experience in any of the following, or has a total of five years’ experience in at least two of the following: (A) a senior position in the business management of a corporation with substantial business activities, (B) a senior public position or a senior position in the public service, or (C) a senior position in the company’s main fields of business.

Compensation.    An external director is entitled to compensation as provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) 5760 – 2000 (the “Compensation Regulations”), as amended by the Alleviation Regulations, as such regulations may be amended from time to time, and is otherwise prohibited from receiving any other compensation, directly or indirectly, from the Company. For more information, please see “— Director and Executive Compensation” below.

Our External Directors.         are expected to serve as Holisto’s external directors. Holisto’s Board of Directors is expected to determine that              has the “accounting and financial expertise” and that              has the “professional qualifications” required by the Israeli Companies Law.

Financial and Accounting Expertise Under the Israeli Companies Law

Pursuant to the Israeli Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors who must have financial and accounting expertise according to criteria set forth under the Israeli Companies Law and based, among other things, on the type of company, its size, the volume and complexity of the company’s activities and the number of directors. Holisto’s board of directors is expected to determine that the minimum number of directors with financial and accounting expertise is one.

Committees of the Board of Directors

The board of directors will have the following standing committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee.

Audit Committee

The Israeli Companies Law requires public companies to appoint an audit committee, comprised of at least three directors including all of the external directors. In addition, the majority of the members must meet certain independence criteria and may not include: (i) the chairman of the board; (ii) any controlling shareholder or a relative thereof; (iii) any director employed by or providing services or a regular basis to the Company, a controlling shareholder or a company owned by a controlling shareholder; or (iv) any director whose main income is provided by a controlling shareholder (the “Non-Permitted Members”). The chairman of such audit committee must be an external director.

The responsibilities of which include, among other things:

•        identifying flaws in the management of the company’s business, among other things, in consultation with the company’s internal auditor or external auditor, and making recommendations to the board of directors as to how to correct them;

•        reviewing and considering certain related party transactions and certain actions involving conflicts of interest (as well as deciding whether certain actions specified in the Israeli Companies Law are considered material or non-material and whether certain transactions are considered exceptional or ordinary);

•        establishing procedures to be followed with respect to related party transactions with a “controlling shareholder” (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee;

•        determining procedures for approving certain related party transactions with a “controlling shareholder,” which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions;

•        reviewing the internal auditor’s work program performance, examining the company’s internal control structure and processes and determining whether the internal auditor has the requisite tools and resources required to perform his or her role;

•        examining the external auditor’s scope of work as well as the external auditor’s fees and providing its recommendations to the appropriate corporate organ;

•        overseeing the accounting and financial reporting processes of the Company; and

•        providing arrangements regarding employee complaints with respect to flaws in the management of the company’s business.

Under the Nasdaq Listing Rules, Holisto will be required to maintain an audit committee, comprised of at least three independent directors, each of whom is financially literate and at least one of whom has accounting or related financial management expertise, that operates under a formal written charter and has certain responsibilities and authority, including being directly responsible for the appointment, compensation, retention and oversight of the work of our external auditor. However, under Israeli law and the Restated Holisto Articles, the appointment of external auditor requires the approval of the shareholders and their compensation requires the approval of our board of directors. In addition, as described above, pursuant to the Israeli Companies Law, the audit committee is required to examine the external auditor’s scope of work as well as the external auditor’s fees and to provide its recommendations with respect thereto to the appropriate corporate organ. Accordingly, the appointment of Holisto’s external auditor shall be approved by its shareholders at the audit committee’s recommendation and its compensation for audit and non-audit services shall be approved by the board of directors following the audit committee’s recommendation.

Under the Israeli Companies Law, Non-Permitted Members shall not attend audit committee’s meetings or take part in its decisions, unless the chairman of the audit committee has determined that such person is required for the presentation of a certain matter. Nevertheless, an employee who is not a controlling shareholder or a relative thereof may be present at the discussion part only, pursuant to the audit committee’s request, and the company’s legal counsel and secretary, who are not controlling shareholders or relatives thereof, may be present during both discussion and decision-making parts — pursuant to the committee’s request.

The quorum for discussions and decisions shall be the majority of the members, provided that the majority of the members present meet the independence criteria set forth in the Israeli Companies Law and at least one of them is an external director.

In carrying out its duties, the audit committee is required to meet with management at least once in each fiscal quarter at which time, among other things, it shall review, and either approve or disapprove, the financial results of Holisto for the immediately preceding fiscal quarter and convey its conclusions in this regard to the board of directors. The audit committee is also generally required to monitor the services provided by Holisto’s external auditor to ensure their independence and to review all audit and non-audit services provided by them. Holisto’s external and internal auditors shall also report regularly to the audit committee and the audit committee discusses with its external auditor the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in Holisto’s financial statements, as and when it deems it appropriate to do so.

Following the closing of the Business Combination, the charter of the Audit Committee will be available without charge on Holisto’s website.

The members of the audit committee are expected to be            . The board of directors is expected to designate            as an “audit committee financial expert” and to determine that each member is “financially literate” under the Nasdaq rules. The board of directors is also expected to determine that each member of the Audit Committee is “independent” as defined under the Nasdaq rules and Exchange Act rules and regulations.

Without derogating from the above, Holisto will comply, following the Closing, with the Nasdaq majority board independence requirement.

Compensation Committee

The Israeli Companies Law generally provides that public companies must appoint a compensation committee, comprised of at least three directors, including all of the external directors which shall be the majority of its members and one thereof must serve as the chairman of the committee. The remaining members of the committee must satisfy the criteria for remuneration applicable to the external directors and qualified to serve as members of the audit committee pursuant to the Israeli Companies Law requirements. However, an audit committee that satisfies the requirements of the Israeli Companies Law regarding the composition of a compensation committee may be authorized to carry out all duties and responsibilities of the compensation committee.

The responsibilities of which include, among others:

•        reviewing and making recommendations to the board of directors with respect to the compensation policy and with respect to any updates which may be required thereto from time to time;

•        reviewing the implementation of the compensation policy by the company;

•        reviewing and considering arrangements with respect to the terms of office and employment of office holders;

•        exempting, under certain circumstances, a transaction relating to the terms of office and employment of office holders from the requirement of approval of the shareholders; and

•        overseeing, subject to applicable law, the administration of the company’s various compensation plans and arrangements, including, incentive compensation and equity based plans.

Under the Israeli Companies Law, the compensation committee may need to seek the approval of the board of directors and the shareholders for certain compensation-related decisions. The Compensation Committee has the authority to retain compensation consultants, outside counsel and other advisers. The attendance and participation in meetings of the compensation committee are subject to the same limitations that apply to the audit committee, pursuant to the Israeli Companies Law. The quorum for discussions and decisions shall be the majority of the members, provided that those members present are independent directors and at least one of them is an external director.

The charter of the compensation committee will be available without charge at Holisto’s website.

Under the Nasdaq Listing Rules, we are required to maintain a compensation committee consisting of at least two independent directors (as defined under the Nasdaq Listing Rules). Each compensation committee member must also be deemed by our board of directors to meet the enhanced independence requirements for members of the compensation committee under the Nasdaq Listing Rules, which requires, among other things, that the board of directors considers the source of each such committee member’s compensation in considering whether he or she is independent. However, as a foreign private issuer, Holisto is permitted to comply with Israeli corporate governance practices instead of the Nasdaq corporate governance rules, provided that it discloses which requirements it is not following and the equivalent Israeli requirement. Holisto intends to rely on this “home country practice exemption” and follow the provisions of the

Israeli Companies Law with respect to the composition and responsibilities of its compensation committee. As it is expected that all the members of Holisto’s audit committee will meet the independence requirements for compensation committee members set forth in the Nasdaq Rule 5605(d)(2), as a foreign private issuer, Holisto is expected to elect, pursuant to Nasdaq Rule 5615(a)(3), to follow Israeli practice, in lieu of compliance with the certain provisions of Nasdaq Rule 5605(d), which would require it to have a separate compensation committee. Pursuant to the Israeli Companies Law, allowing an audit committee that satisfies the requirements of the Israeli Companies Law regarding the composition of a compensation committee, to carry out all duties and responsibilities of the compensation committee, Holisto’s Board is expected to authorize Holisto’s audit committee to carry out the duties and responsibilities of the compensation committee.

Without derogating from the above, Holisto will comply, following the Closing, with the Nasdaq majority board independence requirement.

The members of the compensation committee are expected to be            . The board of directors is expected to determine that each member of the compensation committee is “independent” as defined under the Nasdaq Listing Rules.

Compensation Policy under the Israeli Companies Law

In general, under the Israeli Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, a compensation policy must be approved at least once every three years, first, by the board of directors, upon recommendation of its compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

•        such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such compensation policy and who are present and voting (excluding abstentions); or

•        the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy, does not exceed 2% of the company’s aggregate voting rights.

In the event that the shareholders fail to approve the compensation policy in a duly convened meeting, the board of directors may nevertheless override that decision, provided that the compensation committee and then the board of directors decide, on the basis of detailed reasons and after further review of the compensation policy, that approval of the compensation policy is for the benefit of the company despite the failure of the shareholders to approve the policy.

If a company that adopts a compensation policy in advance of its initial public offering (or in this case, prior to the closing of the Business Combination) describes the policy in its prospectus for such offering, then that compensation policy will be deemed validly adopted in accordance with the Israeli Companies Law and will remain in effect for term of five years from the date such company becomes a public company.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, business plan and long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size, and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

•        the education, skills, experience, expertise and accomplishments of the relevant office holder;

•        the office holder’s position, responsibilities and prior compensation agreements with him or her;

•        the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost, the average and median salary of the employees of the company, as well as the impact of such disparities on the work relationships in the company;

•        if the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•        if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things:

•        reference to variable components of compensation:

•        with the exception of office holders who report directly to the chief executive officer, provisions determining the variable components on the basis of long-term performance and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder will be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such office holder’s contribution to the company; and

•        the ratio between variable and fixed components, as well as the limit on the values of variable components at the time of their grant.

•        a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•        the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•        a limit on retirement grants.

Holisto’s compensation policy, expected to become effective immediately after the consummation of the Business Combination, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with the long-term performance of Holisto and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect the short and long-term goals, as well as the executive officer’s individual performance. On the other hand, its compensation policy includes measures, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Pursuant to the terms of the compensation policy, when examining and approving Holisto’s executive officers’ compensation, the compensation committee and board shall review the following factors, and shall include them in their considerations and reasoning:

•        The executive officer’s education, skills, expertise, professional experience and specific achievements.

•        The executive officer’s role and scope of responsibilities and in accordance with the location in which such executive officer is placed.

•        The executive officer’s previous and current cost of compensation.

•        Holisto’s performance, market cap and growth, and general market conditions.

•        The ratio between the executive officer’s compensation cost, including all components of the executive officer’s terms of office and employment, and the cost of compensation (including all components thereof) of Holisto’s employees, in particular with regard to the average and median ratios, and the effect of such ratio on workplace relations inside Holisto as defined by the Israeli Companies Law.

•        Comparative information, as applicable, to former executive officers in the same or similar positions, to other positions with similar scopes of responsibilities inside Holisto, and to executive officers with same or similar positions in an adequate number of peer companies globally spread.

Pursuant to Holisto’s compensation policy, the compensation that may be granted to an executive officer may include: (i) fixed components, which shall include, among others: base salary and benefits as may be customary under local customs; (ii) variable components, which may include: cash incentive bonuses and equity based compensation; (iii) separation package; (iv) Directors & Officers (D&O) Insurance; (v) indemnification and exemption; and (vi) other components, which may include: change in control, relocation benefits, leave of absence, etc.

Base salary — the value of the annual base salary out of the total compensation of each executive officer shall be designed not to be more than 70% of such executive officer’s total compensation.

Variable cash incentives — cash incentive payments to executive officers shall be determined based on Holisto’s and the relevant business unit’s performance and on the applicable executive officer’s individual performance and contribution to Holisto. For each calendar year, the compensation committee and board of directors shall adopt a cash incentive plan (the “Cash Plan”) which will set forth, for each executive officer, targets, which shall generally be based on measurable criteria, and which form such executive officer’s on target cash payment (the “On Target Cash Plan”), and the rules or formula for calculation of the Cash Plan payment once actual achievements are known. A certain portion of the targets may be based on non-measurable criteria, provided however that with respect to Holisto’s CEO, such portion shall not exceed 3 monthly base salaries of the CEO. Such non-measurable criteria shall include individual objectives defined in advance, based on, among others, the executive officer’s expected performance and contribution with respect to such objectives. The targets, as well as their weight and cap, shall be determined in accordance with the executive officer’s position in Holisto, the executive officer’s individual roles, and Holisto’s and he applicable business unit’s long term and short-term targets. The compensation committee and board of directors may include in the Cash Plan predetermined thresholds, caps, multipliers, accelerators and decelerators to correlate an executive officer’s Cash Plan payments with actual achievements. The On Target Cash Plan of each executive officer shall be calculated based on such executive officer’s base salary, and shall not exceed 100% of the annual base salary. The annual Cash Plan payment for each executive officer in a given year shall be capped as determined by the board of directors, but in no event shall exceed 200% of the On Target Cash Plan. The board of directors shall be authorized, under circumstances it deems exceptional, when Holisto’s targets are amended during a particular year, to determine whether, and in which manner, such amendment shall apply to the On Target Cash Plan adjustment to Holisto and/or business unit objective targets may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

Equity based compensation — Holisto may grant its executive officers, from time to time, equity based compensation, which may include any type of equity, including without limitation, any type of shares, options, restricted share units (RSUs), share appreciation rights, restricted shares, participation in employee share purchase plans if and when adopted or other share based awards (the “Equity Based Components”), under any existing or future equity plan (as may be adopted by Holisto), and subject to any applicable law. In general, grants of Equity Based Components shall be in accordance with and subject to the terms of Holisto’s then applicable equity plan and shall vest in installments, shall vest throughout a period of at least 3 years, and include a 1-year cliff, taking into account adequate incentives in a long term perspective. In the event of a change in control, unvested options may be accelerated as determined by the board of directors and the governing equity plan. The total fair market value of an annual Equity Based Components at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed: (i) with respect to the CEO — the higher of (a) 500% of his or her annual base salary, or (b) 0.6% of Holisto’s fair market value at the time of approval of the grant by the board of directors; and (ii) with respect to each of the other executive officers — the higher of (x) 350% of his or her annual base salary, or (y) 0.4% of Holisto’s fair market value at the time of approval of the grant by the board of directors.

Separation Package — generally, the notice period for the termination of an executive officer’s service with Holisto shall not exceed 6 months (or payment in lieu of such notice), and in special circumstances, the compensation committee and board of directors shall be authorized to increase the notice period (or the payment in lieu such notice) by up to an additional 6 months. In addition, if termination is in connection with a change in control, transfer or release of pension funds, manager’s insurance policies, etc., the maximum separation package of each executive officer shall not exceed the value of a one-time total cash compensation of such executive officer. Upon termination of employment and subject to applicable law, Holisto may grant an executive officer a non-compete grant, the terms of which shall be decided by the board of directors and shall not exceed such executive officer’s annual base salary.

Other compensation — Holisto may grant other compensation to its executive officers, which may include, among others, (i) change in control cash payments, in connection with an event of an M&A or change in control, of up to 12 monthly base salaries; (ii) payments in connection with relocation, such as reimbursement for out of pocket one time payments, housing allowance, car or transportation allowance, home leave visit, participation in children tuition fee etc., all as reasonable and customary for the relocated country and in accordance with Holisto’s relocation practices, as well as additional general relocation expenses in an amount that does not exceed 25% of the executive officer’s annual base salary, (iii) one-time cash incentives of up to 100% the executive officer’s annual base salary (which may be paid in equity in lieu of cash), where required under special circumstances or in case of an exceptional contribution to Holisto, including in cases of retention or attraction of an executive officer; (iv) signing bonuses, which will not exceed 200% of the executive officer’s annual base salary.

In addition, the compensation policy contains a compensation recovery provision which allows Holisto under certain conditions to recover bonuses paid in excess due to an accounting restatement, enables its chief executive officer to approve immaterial changes in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance with our compensation policy) and allows Holisto to exculpate, indemnify and insure its executive officers and directors subject to certain limitations as set forth therein.

The compensation policy also provides for compensation to the members of Holisto’s board of directors, who are entitles to cash compensation and reimbursement of expenses in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) 5760 – 2000, as amended by the Alleviation Regulations, as such regulations may be amended from time to time, and they may also be entitled to equity based compensation per year, which shall be approved by the shareholders of Holisto, in accordance with applicable law which value shall not exceed US$125,000. In addition, Holisto non-executive Chairman of the Board shall be entitled to receive equity based compensation which total annual value at the time of grant, shall not exceed, 200% of the equity based compensation cap set for the other directors.

Holisto’s compensation policy, which was approved by its board of directors on December 2, 2021, will become effective upon the closing of the Business Combination and is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

Nominating and Governance Committee

The Nasdaq rules require that director nominees be selected or recommended for the board’s selection either by a nomination committee composed solely of independent directors, or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions.

Following the closing of the Business Combination, Holisto’s Nominating and Governance Committee is expected to consist of            , and be responsible, among other things, for:

•        overseeing and assisting its board in reviewing and recommending nominees for election as directors;

•        assessing the performance of the members of the board; and

•        establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to the board a set of corporate governance guidelines applicable to Holisto.

The charter of the Nominating and Governance Committee will be available without charge at the Holisto’s website.

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Israeli Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Israeli Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. Holisto has not yet appointed an internal auditor.

BENEFICIAL OWNERSHIP OF MORINGA SECURITIES

The following table sets forth information regarding the beneficial ownership of Moringa Class A Ordinary Shares as of the date of this proxy statement/prospectus (except to the extent an earlier date is indicated below) by:

•        each person known by us to be the beneficial owner of more than 5% of Moringa’s issued and outstanding Class A Ordinary Shares;

•        each of Moringa’s officers and directors; and

•        all of Moringa’s officers and directors as a group.

Beneficial ownership is presented in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and generally reflects voting and/or investment power with respect to our ordinary shares. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following table does not reflect record or beneficial ownership of public or private warrants, as those warrants are not exercisable within 60 days of February 28, 2023.

Name and Address of Beneficial Owner(1)	Number of Moringa Class A Ordinary Shares Beneficially Owned		Approximate Percentage of Issued and Outstanding Moringa Class A Ordinary Shares(2)
5% or Greater Shareholders
Moringa Sponsor, LP and affiliated entities(3)	3,227,857	(4)	54.3	%(5)
Radcliffe Capital Management, L.P.(6)	199,700		6.5	%(7)
Saba Capital Management, L.P. and affiliated entities(8)	1,130,554		9.4%
Glazer Capital, LLC(9)	1,125,817		9.4%
Aristeia Capital, L.L.C.(10)	1,001,848		8.4%
Linden Capital L.P.(11)	675,000		5.6%
Directors and Executive Officers
Ilan Levin(3)	3,227,857	(4)	54.3%
Gil Maman	—		—
Dan Yalon	—		—
Craig Marshak	—		—
Ruth Alon	—		—
Michael Basch	—		—
Eric Brachfeld	—		—
All officers and directors as a group (seven individuals)	3,227,857	(4)	54.3%

____________

*        Less than one percent.

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is c/o Moringa Partners Ltd., 250 Park Avenue, 7th  Floor New York, NY 10177.

(2)      Beneficial ownership percentage of most shareholders (all shareholders other than Moringa Sponsor US L.P. and its affiliates, including Moringa’s directors and executive officers, and Radcliffe Capital Management, L.P.) is calculated on the basis of 11,980,000 Moringa Class A Ordinary Shares issued and outstanding as of December 31, 2022, as Moringa is unaware as to whether, and how many of, such shareholders’ Moringa Public Shares were redeemed in connection with the Extension on February 9, 2023. Beneficial ownership percentage of Moringa Sponsor US L.P. and its affiliates, including Moringa’s directors and executive officers, and Radcliffe Capital Management, L.P., is calculated on the basis of 3,069,567 Class A ordinary shares issued and outstanding as of February 28, 2023 (following the redemption of 8,910,433 Moringa Class A Ordinary Shares in connection with the Extension on February 9, 2023). In addition, as of each of the foregoing dates, the Sponsor’s wholly-owned subsidiary (Moringa Sponsor US L.P.) holds all 2,875,000 outstanding Moringa Class B Ordinary Shares, which will convert into Class A Ordinary Shares on a one-for-one basis upon consummation of Moringa’s initial business combination. Other than the foregoing conversion provisions, Class B ordinary shares have the same rights as Class A ordinary shares, except that only Class B ordinary shares have the right to vote in the election of directors, as described below. Consequently, we have treated the 2,875,000 Class B ordinary shares as part of the Class A ordinary shares solely for the purposes of the presentation of the Sponsor (and its wholly-owned subsidiary’s) beneficial ownership herein (whereas for all other 5% or greater shareholders, the Class A ordinary shares that underlie the Class B ordinary shares are not counted as issued and outstanding and do not reduce their beneficial ownership of Class A ordinary shares).

(3)      The shares reported in this row are held of record by Moringa Sponsor US L.P., a Delaware limited partnership and a wholly owned subsidiary of the Sponsor, Moringa Sponsor, LP, a Cayman Islands exempted limited partnership. Moringa Partners Ltd., an Israeli company that is wholly-owned by Mr. Ilan Levin, serves as the sole general partner of the Sponsor. Mr. Levin, Moringa’s Chairman of the Board and Chief Executive Officer, is the sole director of that Israeli company. As a result of his ownership of that Israeli company, Mr. Levin possesses sole voting and investment authority with respect to the shares of Moringa indirectly held by the Sponsor. The limited partnership interests of the Sponsor are held by various individuals and entities. Mr. Levin disclaims beneficial ownership of the securities held by the sponsor other than to the extent of his direct or indirect pecuniary interest in such securities. Each of Moringa’s officers, directors and director nominees are direct and indirect members of the Sponsor, or have direct or indirect economic interests in the Sponsor.

(4)      These shares consist of 2,875,000 Founder Shares and 352,857 Moringa Private Shares contained in the Moringa Private Units purchased by the Sponsor and/or its affiliates in a private placement that occurred concurrently with the closing of the IPO.

(5)      Beneficial ownership percentage of Moringa Sponsor US L.P. is calculated on the basis of 3,069,567 Class A ordinary shares issued and outstanding as of February 28, 2023 (following the redemption of 8,910,433 Moringa Class A Ordinary Shares in connection with the Extension).

(6)      Based solely on a Schedule 13G filed with the SEC on February 16, 2023, reflecting holdings as of February 9, 2023, filed by each of Radcliffe Capital Management, L.P., RGC Management Company, LLC, Steven B. Katznelson, Christopher Hinkel, Radcliffe SPAC Master Fund, L.P. and Radcliffe SPAC GP, LLC, each of whom possesses shared voting and dispositive power with respect to all of the subject shares.

(7)      Beneficial ownership percentage of Radcliffe Capital Management, L.P. is calculated on the basis of 3,069,567 Class A ordinary shares issued and outstanding as of February 28, 2023 (following the redemption of 8,910,433 Moringa Class A Ordinary Shares in connection with the Extension).

(8)      Based solely on a Schedule 13G/A filed with the SEC on February 14, 2023, reflecting holdings as of December 31, 2022, filed by Saba Capital Management, L.P., a Delaware limited partnership (“SCM LP”), Saba Capital Management GP, LLC, a Delaware limited liability company (“SCM GP”), and Mr. Boaz R. Weinstein. Each of SCM LP, SCM GP and Mr. Weinstein may be deemed to be the beneficial owner of all of the reported shares and possess shared voting and dispositive power with respect to all of these shares. The address for these persons is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

(9)      Based solely on a Schedule 13G filed with the SEC on February 14, 2023, reflecting holdings as of December 31, 2022, filed by Glazer Capital, LLC (“Glazer Capital”) with respect to Moringa Class A Ordinary Shares held by certain funds and managed accounts for which Glazer Capital serves as investment manager. Paul J. Glazer serves as the managing member of Glazer Capital, and shares, together with Glazer Capital, voting and dispositive power with respect to all of the subject shares.

(10)    Based solely on a Schedule 13G filed with the SEC on February 13, 2023, reflecting holdings as of December 31, 2022, filed by Aristeia Capital, L.L.C. with respect to Moringa Class A Ordinary Shares held by one or more private investment funds for which it serves as investment manager and as to which shares it possesses voting and investment power.

(11)    Based solely on a Schedule 13G filed with the SEC on March 1, 2021, as amended by a Schedule 13G/A filed with the SEC on February 4, 2022 by Linden Capital L.P., a Bermuda limited partnership (“Linden Capital”), Linden Advisors LP, a Delaware limited partnership (“Linden Advisors”), Linden GP LLC, a Delaware limited liability company (“Linden GP”), and Mr. Siu Min (Joe) Wong. Each of Linden Advisors and Mr. Wong may be deemed the beneficial owner of all of the reported shares, which consist of 633,011 shares held by Linden Capital and 41,956 shares held by separately managed accounts. Each of Linden GP and Linden Capital may be deemed the beneficial owner of the 633,011 shares held by Linden Capital. Linden Capital and Linden GP possess shared voting power over 633,011 of the reported shares and Linden Advisors and Mr. Wong possess shared voting power over all of the reported shares. The principal business address for Linden Capital is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The principal business address for each of Linden Advisors, Linden GP and Mr. Wong is 590 Madison Avenue, 15th Floor, New York, New York 10022.

BENEFICIAL OWNERSHIP OF HOLISTO SECURITIES

The following table sets forth information regarding the beneficial ownership of Holisto Ordinary Shares, based on their ownership at February 28, 2023, as adjusted to reflect the Capital Restructuring, based on information obtained from the persons named below, by:

•        each person known by Holisto to be the beneficial owner of more than 5% of the outstanding Holisto Ordinary Shares;

•        each of Holisto’s chief executive officer, chief financial officer, director, and designee for director upon completion of the Merger; and

•        all Holisto’s executive officers and directors as a group.

Unless otherwise indicated, Holisto believes that all persons named in the tables below have sole voting and investment power with respect to all shares beneficially owned by them. The number and percentage of Holisto Ordinary Shares, Holisto Ordinary A Shares and Holisto Preferred Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Holisto Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Holisto Ordinary Shares, Holisto Ordinary A Shares and Holisto Preferred Shares which the holder has the right to acquire within 60 days of February 28, 2023 through the exercise of any option, warrant, convertible security or other right. As of February 28, 2023, after giving effect to the Capital Restructuring, there were 34,941,071 Holisto Ordinary Shares outstanding.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned	Percentage
Current Directors and Executive Officers of Holisto:
Eran Shlomo Shust(2)	3,653,826	9.6%
Avi Wortzel(3)	1,451,032	4.0%
Shay Horovitz, PhD(4)	1,254,846	3.5%
Omer Granot(5)	49,176	*
Gil Harel(6)	801,395	2.3%
Jonathan Passwell(7)	54,836	*
Elad Shmilovich(8)	177,777	*
Ronit Shahaf(9)	91,848	*
Matteo Quintavalle(10)	8,782	*
Meidan Jacobson Hengel(11)	95,036	*
Dror Levy(12)	0	*
Danny Hadar	0	*
Peter Longo	0	*
Reuven Avi-Tal	0	*
All executive officers and current directors as a group (14 individuals)	7,638,553	20.8%
Five Percent Holders:
Explore. Dream. Discover Ltd.(13)	2,502,862	7.2%
2B Angels Extension Fund LP(14)	2,569,792	7.4%
Triumph Explorer Group Limited(15)	3,074,637	8.8%
Ruipan Investment (BVI) Limited(16)	5,760,415	16.5%
Connecticut Innovations, Incorporated(17)	1,932,714	5.5%

____________

*        Less than 1%.

(1)      The table does not include Holisto Ordinary Shares beneficially owned by Mr. Ilan Levin, since he will become holder of such shares only at the Closing. Unless otherwise noted, the address for each named beneficial owner is c/o Holisto Ltd., R. Sderot Nim 2, Rishon Le’Zion, Israel.

(2)      Holisto Ordinary Shares. Calculation does not include (i) 551,217 Holisto options to be granted at the Closing and which will become fully vested on the date on which the last reported sale price of Holisto’s Ordinary Shares has equaled or exceeded $12.00 per share for any 20 trading days within any 30-trading day period following the Closing, (ii) 241,719 Holisto options to be granted after the Closing, (iii) 225,000 restricted stock units to be granted after the Closing.

(3)      Holisto Ordinary Shares. Calculation does not include (i) 217,335 Holisto options to be granted at the Closing and which shall become fully vested on the date on which the last reported sale price of Holisto’s Ordinary Shares has equaled or exceeded $12.00 per share for any 20 trading days within any 30-trading day period following the Closing, (ii) 241,719 Holisto options to be granted after the Closing, (iii) 165,000 restricted stock units to be granted after the Closing.

(4)      1,251,919 Holisto Ordinary Shares and 2,927 Holisto options. Calculation does not include (i) 186,968 Holisto options to be granted at the Closing and which shall become fully vested on the date on which the last reported sale price of Holisto’s Ordinary Shares has equaled or exceeded $12.00 per share for any 20 trading days within any 30-trading day period following the Closing, (ii) 241,719 Holisto options to be granted after the Closing, (iii) 100,000 restricted stock units to be granted after the Closing.

(5)      Holisto options. Calculation does not include 50,000 restricted stock units to be granted after the Closing.

(6)      Holisto options. Calculation does not include 50,000 restricted stock units to be granted after the Closing. All of the options held by Gil Harel at the Closing, in the amount of 1,322,692 (after giving effect to the Capital Restructuring), will become fully vested as of and subject to the Closing.

(7)      Holisto options. Calculation does not include 20,000 restricted stock units to be granted after the Closing.

(8)      Holisto options. Calculation does not include 40,000 restricted stock units to be granted after the Closing.

(9)      Holisto options. Calculation does not include 40,000 restricted stock units to be granted after the Closing.

(10)    Holisto options. Calculation does not include 40,000 restricted stock units to be granted after the Closing.

(11)    Holisto options. Calculation does not include 20,000 restricted stock units to be granted after the Closing.

(12)    Calculation does not include 105,000 restricted stock units to be granted after the Closing.

(13)    Holisto Ordinary Shares. Explore. Dream. Discover Ltd. is a private company incorporated under the laws of the State of Israel. To Holisto’s knowledge, as of the date of this proxy statement/prospectus, the controlling shareholders in Explore. Dream. Discover Ltd. are (i) 2B Angels Extension Fund L.P., a limited partnership incorporated under the laws of the State of Israel, the partners in which are 2B Angels Ltd. and Yoel Heshin, which holds 50% of the issued share capital of Explore. Dream. Discover Ltd., and (ii) Plus Ventures Ltd., a private company incorporated under the laws of the State of Israel, the controlling shareholders in which are Yossi Moldavski and Boaz Moldavski, who hold their shares in Plus Ventures Ltd. through a private company wholly owned by them; Plus Ventures Ltd. holds 50% of the issued share capital of Explore. Dream. Discover Ltd.

(14)    Holisto Ordinary Shares. 2B Angels Extension Fund LP is a limited partnership formed under the laws of the State of Israel. Calculation does not include 66,667 Holisto Ordinary Shares to be issued at Closing to 2B Angels Ltd., which is an affiliate of 2B Angels Extension Fund LP, pursuant to the conversion of a New SAFE Agreement. For information regarding the ultimate beneficial owners of 2B Angels Extension Fund L.P., see footnote (13) above.

(15)    Holisto Ordinary Shares. Triumph Explorer Group Limited is private company incorporated under the laws of the British Virgin Islands. To Holisto’s knowledge, as of the date of this proxy statement/prospectus, the controlling shareholder in Triumph Explorer Group Limited is Triumph Explorer Group Limited, the controlling shareholder of which is Guo Guangchang.

(16)    Holisto Ordinary Shares. Ruipan Investment (BVI) Limited is a private company incorporated under the laws of the British Virgin Islands. To Holisto’s knowledge, as of the date of this proxy statement/prospectus, the controlling shareholder in Ruipan Investment (BVI) Limited is Guo Guangchang.

(17)    Holisto Ordinary Shares. Connecticut Innovations, Incorporated is a public instrumentality and political subdivision of the state of Connecticut, incorporated under the laws of the State of Connecticut. Calculation does not include 200,000 Holisto Ordinary Shares to be issued at Closing pursuant to the conversion of a New SAFE Agreement.

Upon completion of the Merger, there will be 43,114,138 Holisto Ordinary Shares outstanding for the No Additional Redemption Scenario, 40,367,725 Holisto Ordinary Shares outstanding for the Illustrative Redemption Scenario and 39,074,669 Holisto Ordinary Shares outstanding for the Maximum Redemption Scenario.

The number and percentage of Holisto Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, under which beneficial ownership includes any Holisto Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Holisto Ordinary Shares which the holder has the right to acquire within 60 days from November 30, 2022 through the exercise of any option, warrant, convertible security or other right.

The following table sets forth information regarding the beneficial ownership of Holisto Ordinary Shares, based on their ownership at February 28, 2023 after giving effect to the issuance of 7,498,307 Holisto Ordinary Shares to the shareholders of Moringa in the No Additional Redemption Scenario, 5,426,654 Holisto Ordinary Shares in the Illustrative Redemption Scenario and 3,458,838 Holisto Ordinary Shares in the Maximum Redemption Scenario:

•        each person known by Holisto to be the beneficial owner of more than 5% of the outstanding Holisto Ordinary Shares;

•        each of Holisto’s current chief executive officer, chief financial officer, director, and designee for director upon completion of the Merger; and

•        all Holisto’s executive officers and directors as a group.

Name and Address of Beneficial Owner(1)	Post-Business Combination (assuming the No Additional Redemptions Scenario)		Post-Business Combination (assuming the Illustrative Redemptions Scenario)		Post-Business Combination (assuming the Maximum Redemptions Scenario)
	Number of Ordinary Shares Beneficially Owned	Percentage Outstanding	Number of Ordinary Shares Beneficially Owned	Percentage Outstanding	Number of Ordinary Shares Beneficially Owned	Percentage Outstanding
Current Directors and Executive Officers of Holisto:
Eran Shlomo Shust(2)	3,653,826	6.4%	3,653,826	6.6%	3,653,826	6.9%
Avi Wortzel(3)	1,451,032	2.5%	1,451,032	2.6%	1,451,032	2.7%
Shay Horovitz, PhD(4)	1,254,846	2.2%	1,254,846	2.3%	1,254,846	2.4%
Omer Granot(5)	49,176	*	49,176	*	49,176	*
Gil Harel(6)	801,395	1.4%	801,395	1.4%	801,395	1.5%
Jonathan Passwell(7)	54,836	*	54,836	*	54,836	*
Elad Shmilovich(8)	177,777	*	177,777	*	177,777	*
Ronit Shahaf(9)	91,848	*	91,848	*	91,848	*
Dror Levy(10)	0	*	0	*	*	*
Matteo Quintavalle(11)	8,782	*	8,782	*	8,782	*
Meidan Jacobson Hengel(12)	95,036	*	95,036	*	95,036	*
Danny Hadar	0	*	0	*	0	*
Peter Longo	0	*	0	*	0	*
Reuven Avi-Tal	0	*	0	*	0	*
Ilan Levin(13)	3,404,286	5.9%	3,404,286	6.2%	3,404,286	6.4%
All executive officers and current directors as a group (15 individuals)	11,042,839	19.2%	11,042,839	20%	11,042,839	20.7%
Five Percent Holders:
Explore. Dream. Discover Ltd.(14)	7,638,553	4.4%	7,638,553	4.5%	7,638,553	4.7%
2B Angels Extension Fund LP(15)	2,502,862	4.5%	2,502,862	4.7%	2,502,862	4.9%
Triumph Explorer Group Limited(16)	3,074,637	5.4%	3,074,637	5.6%	3,074,637	5.8%
Ruipan Investment (BVI) Limited(17)	5,760,415	10%	5,760,415	10.4%	5,760,415	10.8%
Connecticut Innovations, Incorporated(18)	1,932,714	3.7%	1,932,714	3.9%	1,932,714	4%

____________

*        Less than 1%.

(1)      The table does not include Holisto Ordinary Shares beneficially owned by Mr. Ilan Levin, since he will become holder of such shares only at the Closing. Unless otherwise noted, the address for each named beneficial owner is c/o Holisto Ltd., R. Sderot Nim 2, Rishon Le’Zion, Israel.

(2)      Holisto Ordinary Shares. Calculation does not include (i) 551,217 Holisto options to be granted at the Closing and which shall become fully vested on the date on which the last reported sale price of Holisto’s Ordinary Shares has equaled or exceeded $12.00 per share for any 20 trading days within any 30-trading day period following the Closing, (ii) 241,719 Holisto options to be granted after the Closing, (iii) 225,000 restricted stock units to be granted after the Closing.

(3)      Holisto Ordinary Shares. Calculation does not include (i) 217,335 Holisto options to be granted at the Closing and which shall become fully vested on the date on which the last reported sale price of Holisto’s Ordinary Shares has equaled or exceeded $12.00 per share for any 20 trading days within any 30-trading day period following the Closing, (ii) 241,719 Holisto options to be granted after the Closing, (iii) 165,000 restricted stock units to be granted after the Closing.

(4)      1,251,919 Holisto Ordinary Shares and 2,927 Holisto options. Calculation does not include (i) 186,968 Holisto options to be granted at the Closing and which shall become fully vested on the date on which the last reported sale price of Holisto’s Ordinary Shares has equaled or exceeded $12.00 per share for any 20 trading days within any 30-trading day period following the Closing, (ii) 241,719 Holisto options to be granted after the Closing, (iii) 100,000 restricted stock units to be granted after the Closing.

(5)      Holisto options. Calculation does not include 50,000 restricted stock units to be granted after the Closing.

(6)      Holisto options. Calculation does not include 50,000 restricted stock units to be granted after the Closing. All of the options held by Gil Harel at the Closing, in the amount of 1,322,692 (after giving effect to the Capital Restructuring), will become fully vested as of and subject to the Closing.

(7)      Holisto options. Calculation does not include 20,000 restricted stock units to be granted after the Closing.

(8)      Holisto options. Calculation does not include 40,000 restricted stock units to be granted after the Closing.

(9)      Holisto options. Calculation does not include 40,000 restricted stock units to be granted after the Closing.

(10)    Holisto options. Calculation does not include 105,000 restricted stock units to be granted after the Closing.

(11)    Holisto options. Calculation does not include 20,000 restricted stock units to be granted after the Closing.

(12)    Calculation does not include 20,000 restricted stock units to be granted after the Closing.

(13)    These shares consist of 2,875,000 Founder Shares and 352,857 private shares and 176,429 additional shares underlying private warrants (which will become exercisable 30 days after the Closing) that are contained in the private units purchased by the sponsor and/or its affiliates in a private placement that occurred concurrently with the closing of the IPO.

(14)    Holisto Ordinary Shares. Explore. Dream. Discover Ltd. is a private company incorporated under the laws of the State of Israel.

(15)    Holisto Ordinary Shares. 2B Angels Extension Fund LP is a limited partnership formed under the laws of the State of Israel. Calculation does not include 66,667 Holisto Ordinary Shares to be issued at Closing pursuant to the conversion of a New SAFE Agreement.

(16)    Holisto Ordinary Shares. Triumph Explorer Group Limited is a private company incorporated under the laws of the British Virgin Islands.

(17)    Holisto Ordinary Shares. Ruipan Investment (BVI) Limited is a private company incorporated under the laws of the British Virgin Islands.

(18)    Holisto Ordinary Shares. Connecticut Innovations, Incorporated is a public instrumentality and political subdivision of the state of Connecticut, incorporated under the laws of the State of Connecticut. Calculation does not include 200,000 Holisto Ordinary Shares to be issued at Closing pursuant to the conversion of a New SAFE Agreement.

CERTAIN RELATIONSHIPS AND RELATED PERSONS TRANSACTIONS

Moringa

In November 2020, the Sponsor’s wholly-owned subsidiary purchased 2,875,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.009 per share.

The Sponsor’s wholly-owned subsidiary and the representative of the underwriters purchased, in private placements that closed simultaneously with the closing of the IPO in February and March 2021, an aggregate of 352,857 Moringa Private Units consisting of 352,857 Moringa Private Shares and 176,429 Moringa Private Warrants, and 27,143 Moringa Private Units consisting of 27,143 Moringa Private Shares and 13,572 Moringa Private Warrants, respectively, at a price of $10.00 per unit ($3,800,000 in the aggregate). Each private warrant is exercisable to purchase one whole ordinary share at $11.50 per share, subject to adjustment. The Sponsor is permitted to transfer the private units held by it to certain permitted transferees, including Moringa’s officers and directors and other persons or entities affiliated with or related to them, as further detailed herein, but the transferees receiving such securities will be subject to the same agreements with respect to such securities as the Sponsor. The private units may be transferred as follows: (i) to Moringa’s officers or directors, any affiliates or family members of any of Moringa’s officers or directors, any members of the Sponsor or any affiliates of the Sponsor; (b) in the case of an individual, by gift to a member of the individual’s immediate family, or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with the consummation of the Business Combination at prices no greater than the price at which the securities were originally purchased; (f) in the event of Moringa’s liquidation prior to its completion of an initial business combination; (g) by virtue of the laws of the Cayman Islands or the Sponsor’s limited partnership agreement, as amended from time to time, upon dissolution of the Sponsor; or (h) subsequent to the completion of Moringa’s initial business combination, to a transferee who receives the units following Moringa’s completion of a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction which results in all of Moringa’s shareholders having the right to exchange their Moringa Class A ordinary shares for cash, securities or other property. Otherwise, these units will generally not be transferable or salable until 30 days after the completion of Moringa’s initial business combination.

The Moringa Private Warrants will be non-redeemable so long as they are held by the Sponsor or its permitted transferees. The private warrants may also be exercised by the sponsor or its permitted transferees for cash or on a cashless basis. Otherwise, the private warrants have terms and provisions that are identical to those of the Moringa Public Warrants that were sold as part of the Moringa Units in the IPO.

Moringa is party to an Administrative Services Agreement pursuant to which it pays the Sponsor up to $10,000 per month for office space, administrative and support services. Upon completion of Moringa’s initial business combination or Moringa’s liquidation, Moringa will cease paying any of these monthly fees. Accordingly, in the event the consummation of Moringa’s initial business combination takes the maximum 24 months, the sponsor will be paid up to $10,000 per month ($240,000 in the aggregate) for office space, administrative and support services and will be entitled to be reimbursed for any out-of-pocket expenses.

If any of Moringa’s officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, subject to their fiduciary duties under Cayman Islands law, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us, subject to his or her fiduciary duties under Cayman Islands law. The Existing Moringa Articles provide that to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) Moringa renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and Moringa, on the other.

Moringa’s officers and directors currently have and will in the future have certain relevant fiduciary duties or contractual obligations that may, subject to applicable law, take priority over their duties to us. Moringa’s sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any bona-fide, documented out-of-pocket expenses incurred in connection with activities on Moringa’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Moringa’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers and directors, or any of their respective affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

At the closing of Moringa’s initial business combination, we may pay a customary financial consulting fee to an affiliate of the Sponsor, which will not be made from the proceeds of the IPO held in the Trust Account prior to the completion of Moringa’s initial business combination. We may pay such financial consulting fee in the event such party or parties provide us with specific target company, industry, financial or market expertise, as well as insights, relationships, services or resources that we believe are necessary in order to assess, negotiate and consummate an initial business combination. The amount of any such financial consulting fee we pay will be based upon the prevailing market for similar services for comparable transactions at such time, and will be subject to the review of Moringa’s audit committee pursuant to the audit committee’s policies and procedures relating to transactions that may present conflicts of interest.

Pursuant to a promissory note that Moringa issued to the Sponsor, the Sponsor loaned Moringa a total of $170,000, which we used for a portion of the expenses of the IPO. As of the date of this proxy statement/prospectus, Moringa had repaid the entirety of that $170,000 amount under the promissory note with the Sponsor. These loans were non-interest bearing, unsecured and were due at the earlier of March 31, 2021 or the closing of the IPO. The loans were repaid upon the closing of Moringa’s initial public offering out of the offering proceeds not held in the Trust Account. The value of the Sponsor’s interest in this transaction corresponds to the principal amount issued and outstanding under any such loan.

In addition, in order to finance costs in connection with Moringa’s pursuit of a prospective initial business combination transaction, the Sponsor agreed to lend Moringa up to an additional $1,000,000 pursuant to a promissory note that Moringa issued to the Sponsor in August 2021. As of the date of this proxy statement/prospectus, Moringa had borrowed all $1,000,000, and no further amounts remain available, under that promissory note issued to the Sponsor. On December 6, 2022 and December 21, 2022, the Sponsor loaned an additional $90,000 and $100,000, respectively, to Moringa, and Moringa issued promissory notes in those amounts to the Sponsor. Loans under all such promissory notes are non-interest bearing, unsecured and are due at the earlier of August 19, 2023 (the extended, liquidation deadline for Moringa) or the closing of Moringa’s initial business combination.

Furthermore, the Sponsor or an affiliate of the Sponsor or certain of Moringa’s officers and directors may, but are not obligated to, loan Moringa additional funds as may be required. If Moringa completes an initial business combination, it would repay such loaned amounts. In the event that the initial business combination does not close, Moringa may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from Moringa’s Trust Account would be used for such repayment. Up to $1,500,000 of those loans may be converted into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Moringa Private Warrants included in the Moringa Private Units sold to Moringa’s sponsor. The terms of such loans by Moringa’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. Moringa does not expect to seek loans from parties other than Moringa’s sponsor or an affiliate of Moringa’s sponsor as Moringa does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in Moringa’s Trust Account.

In addition to working capital loans, the Sponsor has committed to contributing, in the form of a loan, up to $480,000 to the Trust Account, in connection with the Extension, payable in monthly installments of $80,000, and contributed on February 19, 2023, and will contribute on the 19th day of each subsequent calendar month until August 19, 2023 or such earlier date that the Moringa board determines to liquidate Moringa or the date on which the Business Combination is completed, such an $80,000 amount. The loan may not be repaid from the Trust Account, bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of Moringa’s initial business combination, or (b) the date of the liquidation of Moringa.

After Moringa’s initial business combination, members of Moringa’s management team who remain with the combined company, including Mr. Ilan Levin, a director in Moringa and its Chief Executive Officer, who will serve as a director on the Post-Closing Board of Directors as designee of Moringa pursuant to Moringa’s right to designate one director to the combined company’s board in accordance with the terms of the Business Combination Agreement, may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to Moringa’s shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to Moringa’s shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider Moringa’s initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

Moringa has entered into a registration rights agreement with respect to the Founder Shares, Moringa Private Units, representative shares and warrants issued upon conversion of working capital loans (if any), which will be amended in connection with the Transactions.

Moringa has entered into indemnity agreements with each of its officers and directors. Those agreements require Moringa to indemnify those individuals to the fullest extent permitted under applicable Cayman Islands law and to hold harmless, exonerate and advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Pursuant to the Business Combination Agreement, Holisto and Moringa agreed that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of Moringa, and each person who served as a director, officer, member, trustee or fiduciary of another corporation, company, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of Moringa, as provided in Moringa’s organizational documents or under any indemnification, employment or other similar agreements, as applicable, in each case, as in effect on the date of this Business Combination Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the fullest extent permitted by applicable law and Holisto and its subsidiaries shall honor and fulfill in all respects the obligations thereunder to any such person.

Holisto

Rights of appointment

Holisto’s current board of directors consists of five directors. Pursuant to the Existing Holisto Articles, certain of its shareholders have rights to appoint members of the board of directors. As of the Effective Time, the Post-Closing Board of Directors will consist of seven directors, of which (i) four directors shall be designated prior to the Closing by Holisto, at least two of whom shall be considered independent directors under the Nasdaq requirements, (ii) one director shall be designated prior to the Closing by Moringa, and (iii) two independent directors (under Nasdaq requirements) shall be designated prior to the Closing by Holisto, subject to the consent of Moringa. See “Post-Closing Company Board of Directors.”

Agreements with directors and officers

Employment Agreements

Holisto has in place agreements with each of its executive officers, which will continue in effect after the Merger. The agreements do not have a specific term and may be terminated by either party with or without cause, and provide for, among other things, a monthly salary and pension and severance benefits in accordance with Israeli law. These agreements provide for notice periods of varying duration for termination of the agreement by Holisto or by the relevant executive officer. These agreements also contain customary provisions regarding non-competition, non-exploitation, confidentiality, and assignment of inventions. These agreements provide for the terms of each individual’s employment or service with Holisto, as applicable. The following table sets for the compensation for the three highest paid officers (in United States dollars (rounded).

Name	Position	Compensation for the six months ended June 30, 2022 (in $ thousands)(1)
Avi Wortzel	Chief Product Officer and Chief Technology Officer	90
Omer Granot	Chief Revenue Officer	87
Eran Shlomo Shust	Chief Executive Officer	81

____________

(1)      Based on the total of gross salary, benefits and perquisites, including those mandated by applicable law which may include, to the extent applicable to each Covered Executive, payments, contributions and/or allocations for pension, severance, vacation, travel and accommodation, car or car allowance, medical insurances and risk insurances (e.g., life, disability, accidents), phone, convalescence pay, relocation, payments for social security, and other benefits consistent with Holisto’s guidelines, bonus cost, and reimbursement of expenses expensed in the covered period.

Options.    Since its inception, Holisto has granted options to purchase Holisto Ordinary Shares to most of its executive officers. The following is a schedule of outstanding options held by officers and directors of Holisto and the weighted average exercise price per share as of June 30, 2022, and prior to the Capital Restructuring.

Name	Options	Exercise Price (US$)
Eran Shlomo Shust(1)	0
Avi Wortzel(2)	0
Shay Horovitz, PhD(3)	120	17.35
Gil Harel	20,334	As set forth in (*) below
Jonathan Passwell	1,080	17.35
Elad Shmilovich	2,874	As set forth in (**) below
Ronit Shahaf	1,581	As set forth in (***) below
Meidan Jacobson Hengel	1,630	As set forth in (****) below
Omer Granot	1,100	As set forth in (*****) below
Total	28,719

____________

(*)           1,101 options have an exercise price of US$7.92 and 19,233 options have an exercise price of US$17.35.

(**)         2,404 options have an exercise price of US$10 and 470 options have an exercise price of US$17.35.

(***)       961 options have an exercise price of US$10 and 620 options have an exercise price of US$17.35.

(****)      1,010 options have an exercise price of US$5 and 620 options have an exercise price of US$17.35.

(*****)   1,100 options have an exercise price of US$17.35.

(1)           Calculation does not include (i) 551,217 Holisto options to be granted at the Closing (and after giving effect to the Capital Restructuring) and which become fully vested on the date on which the last reported sale price of Holisto’s Ordinary Shares has equaled or exceeded $12.00 per share for any 20 trading days within any 30-trading day period following the Closing, and (ii) 241,719 Holisto options to be granted after the Closing (and after giving effect to the Capital Restructuring).

(2)           Calculation does not include (i) 217,335 Holisto options to be granted at the Closing (and after giving effect to the Capital Restructuring) and which become fully vested on the date on which the last reported sale price of Holisto’s Ordinary Shares has equaled or exceeded $12.00 per share for any 20 trading days within any 30-trading day period following the Closing, and (ii) 241,719 Holisto options to be granted after the Closing (and after giving effect to the Capital Restructuring).

(3)           Calculation does not include (i) 186,968 Holisto options to be granted at the Closing (and after giving effect to the Capital Restructuring) and which become fully vested on the date on which the last reported sale price of Holisto’s Ordinary Shares has equaled or exceeded $12.00 per share for any 20 trading days within any 30-trading day period following the Closing, and (ii) 241,719 Holisto options to be granted after the Closing (and after giving effect to the Capital Restructuring).

Exculpation, Indemnification and Insurance.

The Restated Holisto Articles permit Holisto to exculpate, indemnify and insure certain of its office holders to the fullest extent permitted by the Israeli Companies Law. Holisto has in place indemnification agreements with certain office holders, exculpating them from a breach of their duty of care to Holisto to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law. Such indemnification agreements are intended to be replaced with new agreements to be entered into between Holisto and certain of its office holders, exculpating them from a breach of their duty of care to Holisto to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from the Transactions to the extent that these liabilities are not covered by insurance.

Transactions with Related Persons

Holisto and certain of its shareholders are parties to the Shareholders Rights Agreement, to be amended prior to the Closing, which granted such shareholders certain registration rights with respect to their Holisto Ordinary Shares, Holisto Ordinary A Shares and Holisto Preferred Shares and, which agreement includes standard covenants and indemnification provisions. The provision in the Business Combination Agreement that Holisto will register all of the Holisto Ordinary Shares held by persons who are parties to the Amended and Restated Shareholders Rights Agreement or the Amended and Restated Registration Rights Agreement satisfies Holisto’s obligation to register such shareholders’ Holisto Ordinary Shares, Holisto Ordinary A Shares and Holisto Preferred Shares which are registerable under such Shareholders Rights Agreement. In addition, the Shareholders Rights Agreement, as shall be amended prior to the Closing, shall provide that in the event that Holisto shall wish to provide additional registration rights, Holisto may be required to obtain the approval of the holders of majority of the Holisto Ordinary Shares held by the non-management investors, other than rights that are on a parity with or subordinate in right to those granted to the Holisto shareholders under the Shareholders Rights Agreement; provided, however, that Holisto may without such consent (i) enter into an agreement with any holder or prospective holder of any securities of Holisto that would allow such holder or prospective holder to include such securities in any registration pursuant to the Shareholders Rights Agreement if the rights of such holder or prospective holder are subordinate to the rights of the holders thereunder. The Shareholders Rights Agreement will continue and survive the Closing, and the registration rights of the respective shareholders thereunder shall terminate with respect to their Holisto Ordinary Shares upon the earliest to occur: (i) as to any shareholder who holds less than 1% of the outstanding Holisto Ordinary Shares on an as converted basis (taken into account also any holdings of affiliates of such shareholder with whom such shareholder must aggregate its sales under Rule 144), when such Holisto Ordinary Shares which are registerable under the Shareholders Rights Agreement could be sold without any restriction on volume or manner of sale in any three-month period under SEC Rule 144 or any successor or other similar exemption; (ii) when such Holisto Ordinary Shares which are registerable under the Shareholders Rights Agreement have been effectively registered and sold under the Securities Act and/or any other applicable securities law; (iii) when, following the closing of (a) Holisto’s initial firmly underwritten public offering of its Ordinary Shares pursuant to an effective registration statement under the Securities Act, or equivalent law of another jurisdiction, or (b) a transaction resulting in the initial registration of Holisto’s Ordinary Shares (or initial or continued registration of the class of securities exchanged for Holisto securities in such transaction) under the Securities Exchange Act of 1934, as amended (or equivalent securities law of another jurisdiction), such Holisto Ordinary Shares which are registerable under the Shareholders Rights Agreement have been sold pursuant to an exception to the registration requirements of the Securities Act.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Israeli Companies Law as a director, the chief executive officer, chief business manager, deputy chief executive officer, vice chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, and any manager who is directly subordinated to the chief executive officer. Each person listed in the table under the section titled “Management Following the Business Combination” is an office holder under the Israeli Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the standard of skills with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

•        information regarding the business advisability of a given action brought for the office holder’s approval or performed by the office holder by virtue of his or her position; and

•        all other information of importance pertaining to the aforesaid actions.

The duty of loyalty requires an Office Holder to act in good faith and for the benefit of the company and includes the duty to:

•        refrain from any act involving a conflict of interest between the fulfillment of his or her position in the company and the fulfillment of any other position or his or her personal affairs;

•        refrain from any act that is competitive with the business of the company;

•        refrain from exploiting any business opportunity of the company with the aim of obtaining a personal gain for himself or herself or for others; and

•        disclose to the company all relevant information and provide it with all documents relating to the company’s affairs which the office holder obtained due to his or her position in the company.

Disclosure of Personal Interests of Office Holders and Approval of Certain Transactions

The Israeli Companies Law requires that an office holder promptly discloses to the company any personal interest that the office holder may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or a Relative. In addition, the office holder must also disclose any interest held by any corporation in which the office holder: (i) holds at least 5% of the company’s outstanding share capital or voting rights; (ii) is a director or general manager; or (iii) has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction which is either not in the ordinary course of business, not on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Israeli Companies Law, unless the articles of association of a company provide otherwise, a transaction in which an office holder has a personal interest and which is not an extraordinary transaction, requires board approval, after the office holder complies with the above disclosure requirement and provided the transaction is not adverse to the company’s interest. The Restated Holisto Articles do not provide for a different method of approval. Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company’s audit committee and then by the board of directors, and, under certain circumstances, by the shareholders of the company.

A person with a personal interest in any matter may not generally be present at any audit committee, compensation committee or board of directors meeting where such matter is being considered, and if he or she is a member of the committee or a director, he or she may not generally vote on such matter at the applicable meeting.

Disclosure of Personal Interest of Controlling Shareholders and Approval of Certain Transactions

The Israeli Companies Law extends the disclosure requirements applicable to an office holder to a ‘controlling shareholder’ in a public company. For this purpose, a ‘controlling shareholder’ is a shareholder who has the ability to direct the activities of a company, including a shareholder or a group of shareholders who together own 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights.

Extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder has a personal interest, as well as any engagement by a public company of a controlling shareholder or of such controlling shareholder’s Relative, directly or indirectly, with respect to the provision of services to the company. For a description of the approvals required under Israeli law for compensation arrangements of office holders, see “— Director and Executive Compensation.”

Any extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years generally need to be brought for re-approval in accordance with the above procedure every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto and has been approved by the shareholders for such longer duration.

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her Relative, or with directors, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee or the compensation committee and board of directors.

Shareholders Duties

Pursuant to the Israeli Companies Law, a shareholder has a duty to: (i) act in good faith in fulfilling his obligations towards the company and the other shareholders; and (ii) refrain from abusing his or her power with respect to the company, including, when voting at a general meeting with respect to the following matters: (a) an amendment to the company’s articles of association; (b) an increase of the company’s authorized share capital; (c) a merger; or (d) approval of interested party transactions that require shareholders’ approval.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company’s articles of association has the power to appoint or prevent the appointment of an office holder in the company, is under a duty of fairness towards the company. The Israeli Companies Law does not describe the substance of such duty of fairness but states that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness, taking into account such shareholder’s position.

Approval of Significant Private Placement

Under the Israeli Companies Law, a significant private placement of securities requires approval by the board of directors and the shareholders by a simple majority. A private placement is considered a significant private placement if it results in a person becoming a controlling shareholder, or if all of the following conditions are met: the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance; some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and the transaction will increase the relative holdings of a shareholder who holds 5% or more of the company’s outstanding share capital or voting rights or will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

DESCRIPTION OF HOLISTO SECURITIES

A summary of the material provisions governing the Holisto share capital immediately following the closing of the Business Combination is described below. This summary is not complete and should be read together with the Restated Holisto Articles, a copy of which is appended as Annex H to this proxy statement/prospectus.

General

This section summarizes the material rights of the holders of Holisto Ordinary Shares under Israeli law, and the material provisions of the Holisto New Articles, which will become effective upon the Closing of the Merger.

Authorized Capital

The authorized share capital following the closing of the Business Combination will consist of 150,000,000 Holisto Ordinary Shares with no par value, of which 43,114,138 shares will be issued and outstanding upon the effectiveness of the Merger, assuming No Additional Redemption Scenario, 40,367,725 shares will be issued and outstanding upon the effectiveness of the Merger, assuming Illustrative Redemptions Scenario, and 39,074,669 shares will be issued and outstanding upon the effectiveness of the Merger, assuming Maximum Redemption Scenario.

All of the outstanding Holisto Ordinary Shares are, and the Holisto Ordinary Shares to be issued pursuant to the Merger and the Note Subscription Agreements will be, when issued pursuant to the Business Combination Agreement and the Note Subscription Agreements, validly issued, fully paid and non-assessable. The Holisto Ordinary Shares are not redeemable and do not entitle their holders to preemptive rights. The Restated Holisto Articles and Israeli law do not restrict in any way the ownership or voting of ordinary shares by non-residents or persons who are not citizens of Israel, except with respect to subjects of nations which are in a state of war with Israel. All Holisto Ordinary Shares that will be outstanding after the Merger and the Holisto Ordinary Shares issuable upon exercise of the Holisto Warrants or Holisto’s equity-based incentive plans will have identical rights.

Subject to the rights of holders of shares with special rights (if will be issued in the future), holders of paid up Holisto Ordinary Shares are entitled to participate in the payment of dividends and, in the event of a winding-up of Holisto, in the distribution of assets available for distribution, in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such dividend is being paid or such distribution is being made, without considering any premium those holders might have paid in excess of that par value.

Holisto may, from time to time, by a shareholders’ resolution, provide for shares with such preferred or deferred rights or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution.

An increase in the authorized share capital, the creation of a new class of shares, an increase in the authorized share capital of a class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes hereof, to modify or derogate or cancel the rights attached to previously issued shares of such class or of any other class.

Number of Directors

Under the Restated Holisto Articles, the board of directors must consist of not less than three but no more than eleven directors, including external directors (as defined by the Companies Law), if any were elected. The Existing Holisto Articles provide that the number of board members will be no less than one (1) and no more than six (6).

Election and Removal of Directors

Pursuant to the Restated Holisto Articles, each of the directors will be appointed by a simple majority vote of holders of the voting shares, participating and voting at an annual general meeting of the shareholders. Pursuant to the Existing Holisto Articles, each of the board members is appointed, dismissed and replaced by certain shareholders Holisto.

In addition, the directors, excluding the external directors, if any were elected, shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, designated as Class I, Class II and Class III (each, a “Class”). The Board of Directors may assign members of the Board of Directors already in office to such classes at the time such classification becomes effective. The term of office of the initial Class I directors shall expire at the annual general meeting to be held in 2023 and when their successors are elected and qualified; the term of office of the initial Class II directors shall expire at the annual general meeting to be held in 2024 and when their successors are elected and qualified; and the term of office of the initial Class III directors shall expire at the annual general meeting to be held in 2025 and when their successors are elected and qualified. At each annual general meeting, commencing with the annual general meeting to be held in 2023, each nominee or alternate nominee elected at such annual general meeting to serve as a director in a Class whose term shall have expired at such annual general meeting shall be elected to hold office until the third annual general meeting next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated or until they are removed by a vote of a majority of the voting power of the shareholders represented at the general meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power of the shareholders present and voting or upon the occurrence of certain events, in accordance with the Israeli Companies Law or the Restated Holisto Articles. In addition, the Restated Holisto Articles allow Holisto’s board of directors to fill vacancies on the board of directors or to appoint new directors up to the maximum number of directors permitted under the Restated Holisto Articles. Such directors serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated or in the case of new directors, for a term of office according to the class to which such director was assigned upon appointment. If the number of directors (excluding external directors, if any were elected) that comprises the Board of Directors is changed by the Board of Directors, any newly created directorships or decrease in directorships shall be so apportioned by the Board of Directors among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

Dividends and Liquidation

Holisto may declare a dividend to be paid to the holders of the Holisto Ordinary Shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. The Restated Holisto Articles will not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by the board of directors. The Existing Holisto Articles provide that certain members of Holisto’s shareholders have priority with respect to distribution of dividends between Holisto’s shareholders.

Pursuant to the Israeli Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to the company’s most recently reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If a company does not meet such criteria, then it may distribute dividends only with court approval. In each case, Holisto would only be permitted to distribute a dividend if its board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent it from satisfying its existing and foreseeable obligations as they become due.

In the event of Holisto’s liquidation, after satisfaction of liabilities to creditors, its assets will be distributed to the holders of the Holisto Ordinary Shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights which may be authorized in the future.

Shareholder Meetings

Under Israeli Companies Law, Holisto is required to hold an annual general meeting of its shareholders once every calendar year (the “Annual General Meeting”) and no later than 15 months after the date of the previous annual general meeting. All meetings other than the Annual General Meeting are referred to in the Restated Holisto Articles as special meetings (the “Special General Meeting”; each of the Annual General Meeting and Special General Meeting shall also be referred to as “General Meeting”). The board of directors may call special meetings whenever it sees fit, at such time and place, as it may determine. In addition, the Israeli Companies Law provides that the board of directors is required to convene a special meeting upon the written request of (i) any two or more of Holisto’s directors or one-quarter or more of the members of Holisto’s board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of Holisto’s issued and outstanding shares and 1% or more of Holisto’s outstanding voting power or (b) 5% or more of Holisto’s outstanding voting power.

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may generally be between four (4) and forty (40) days prior to the date of the meeting. Furthermore, the Israeli Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:

•        amendments to the articles of association;

•        appointment or termination of auditors;

•        appointment of external directors (to the extent required);

•        approval of certain related party transactions as required by law;

•        increases or reductions of authorized share capital;

•        winding up of the Company (either by court order, voluntarily or in an expedited procedure);

•        a merger; and

•        the exercise of the board of director’s powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is required for proper management of the company.

The Israeli Companies Law and the regulations promulgated thereunder requires that a notice of any annual general meeting or special meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, an approval of a merger, approval of compensation policy or approval of compromise or settlement between the company to its creditors or shareholders, notice must be provided at least 35 days prior to the meeting.

Quorum

Pursuant to the Restated Holisto Articles, holders of the Holisto ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for Holisto’s General Meetings consists of at least two shareholders present in person or by proxy and holding shares representing in the aggregate at least 33% of Holisto’s voting power, provided, however, that with respect to any General Meeting that was initiated by and convened pursuant to a resolution adopted by the board of directors (and not pursuant to the request of any other person), and, at such time of the General Meeting, the Company is qualified to use the forms and rules of a “foreign private issuer” under the U.S. securities laws, the requisite quorum shall be two or more shareholders (not in default in payment of any sum referred to in the “Prepayment” Article under the Restated Holisto Articles) present in person or by proxy and holding shares conferring in the aggregate at least 25% of the voting power of the Company. A meeting adjourned for lack of a quorum will be adjourned either to (i) to the same day in the next week, at the same time and place, or (ii) to such day and at such time and place as indicated in the notice of such meeting, or (iii) to such day and at such time and place as the Chairperson of the General Meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above). No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, if the original meeting was convened upon request under the Israeli Companies Law, one or more shareholders, present in person or by proxy, and holding the number of shares required for making such request, shall constitute a quorum, but in any other case any shareholder (not in default in payment of any sum referred to in the “Prepayment” Article under the Restated Holisto Articles) present in person or by proxy, shall constitute a quorum. The Existing Holisto Articles require the presence (in person or in proxy) of two (2) or more shareholders holding together more than 50% of the voting rights of Holisto (on an as-converted basis), among which is Fosun and Explore, at all shareholders meetings. If a quorum is not present within one half hour of the time specified for the commencement of the general meeting, the general meeting will be adjourned for one (1) week to the same day, the same hour and the same place, or to a later date if so specified in the notice of the general meeting. If a quorum is not present within one half hour from the time set for commencing the adjourned general meeting, the General Meeting will take place regardless of whether a quorum is present.

Voting Requirements

The Restated Holisto Articles provide that all shareholder resolutions require a simple majority vote, unless otherwise required by the Israeli Companies Law or by the Restated Holisto Articles. Under the Israeli Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder, (ii) the approval of the appointment of external directors (to the extent required to be appointed), and (iii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if such terms are not extraordinary) require a special majority approval. In addition, approval of Holisto’s compensation policy and any amendment thereto, as well as certain compensation-related matters, require the approval described above under “Management Following the Business Combination — Committees of the Board of Directors — Compensation Committee” and “— Compensation Policy under the Israeli Companies Law.” The Restated Holisto Articles also provide that the removal of any director from office, as well as the amendment of the provisions relating to Holisto’s staggered board, require the vote of 65% of the total voting power of Holisto’s shareholders represented at the General Meeting. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Israeli Companies Law, which requires the approval of a majority of the holders holding at least 75% of the voting rights represented at the meeting and voting on the resolution. According to the Existing Holisto Articles, all matters come up to a vote before the general meeting, require a simple majority except for specific matters which require the consent of specific members of Holisto’s shareholders.

Access to Corporate Records

Under the Israeli Companies Law, all shareholders generally have the right to review minutes of the general meetings, the shareholders register, the material shareholders register (which, according to the Israeli Companies Law, holding 5% or more of a company shares), the articles of association, the financial statements, and any document that a company is required by law to file publicly with the Israeli Companies Registrar and other documents as provided in the Israeli Companies Law. Any shareholder who specifies the purpose of its request may request to review any document in Holisto’s possession that relates to any action or transaction with a related party which requires shareholder approval under the Israeli Companies Law. Holisto may deny a request to review a document if it determines that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise impair its interests.

Changes in Capital

The Restated Holisto Articles enable Holisto to increase or reduce its share capital. Any such changes are subject to the Israeli Companies Law and must be approved by a resolution duly passed by its shareholders at a General Meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both the board of directors and an Israeli court. The creation of any class or series of Holisto Ordinary Shares which grants voting, or dividend right or rights on liquidation that are different from the rights of the holders of the Holisto Ordinary Shares being issued pursuant to the Capital Restructuring and the Business Combination Agreement will require shareholder approval.

Limitations on Liability and Indemnification of Officers and Directors

Under the Israeli Companies Law, a company may not exempt an office holder from liability for a breach of the duty of loyalty. An Israeli company may exempt in advance an office holder from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exemption is included in its articles of association. The Restated Holisto Articles to be effective following the Closing of the Business Combination include such a provision. A company may not exempt a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•        a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•        reasonable litigation expenses, including attorneys’ fees, incurred by the office holder in connection with a monetary sanction or as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•        reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Israeli Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•        a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable grounds to assume that act that resulted in such breach would not prejudice the interests of the company;

•        a breach of duty of care to the company or to any other person;

•        a financial liability imposed on such office holder in respect to his or her capacity as an office holder in favor of any other person; and

•        any other event, occurrence, matter or circumstances under any law with respect to which the company may, or will be able to, insure an office holder, and to the extent such law requires the inclusion of a provision permitting such insurance in the articles of association, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with section 56h(b)(1) of the Securities Law, if and to the extent applicable, and Section 50P of the Competition Law).

Under the Israeli Companies Law, a company may not indemnify, exempt, or insure an office holder against any of the following:

•        a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•        a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•        an act or omission committed with intent to derive illegal personal benefit; or

•        a fine or forfeit levied against the office holder.

Under the Israeli Companies Law, exemption, indemnification and insurance of office holders must generally be approved by the compensation committee and the board of directors and, with respect to directors and CEO, also by shareholders, by the requisite majority set forth in the Israeli Companies Law and the regulations promulgated thereunder.

The Restated Holisto Articles permit Holisto to exempt, indemnify and insure its office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. The office holders are currently covered by a directors and officers’ liability insurance policy.

Holisto has entered into agreements with each of its directors and certain office holders exempting them, to the fullest extent permitted by law, from liability to Holisto for damages caused to it as a result of a breach of duty of care, and undertook to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on Holisto’s activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

Effective as of the date of the Closing of the Merger, the maximum indemnification amount (paid to all officers and directors) is limited to the greater of: (i) 50% of Holisto’s total shareholders’ equity according to Holisto’s most recent financial statements as of the time of the actual payment of indemnification, (ii) US$10 million, (iii) 10% of Holisto’s Total Market Cap (which shall mean the average closing price of Holisto’s Ordinary Shares over the 30 trading days prior to the actual payment of indemnification multiplied by the total number of issued and outstanding shares of Holisto as of the date of actual payment), and (iv) in connection with or arising out of a public offering of Holisto’s securities, the aggregate amount of proceeds from the sale by Holisto and/or any shareholder of Holisto’s securities in such offering.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of Holisto pursuant to the foregoing provisions, or otherwise, Holisto has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

There is no pending litigation or proceeding against any of Holisto’s office holders as to which indemnification is being sought, nor is Holisto aware of any pending or threatened litigation that may result in claims for indemnification by any of Holisto’s office holders.

Exclusive Jurisdiction of Certain Actions

The Restated Holisto Articles provide that unless Holisto consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by Holisto, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. The foregoing shall not apply to causes of action arising under the U.S. Securities Exchange Act of 1934, as amended.

The Restated Holisto Articles also provide that unless Holisto consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of Holisto, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Holisto to Holisto or Holisto’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law or the Israeli Securities Law. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of Holisto shall be deemed to have notice of and consented to these provisions.

The Existing Holisto Articles do not include similar provisions, therefore, all matters, claims and/or assertions against or on behalf of Holisto are governed by the Israeli Companies Law or the Israeli Securities Law.

Transfer Agent and Warrant Agent

The transfer agent for the Holisto Ordinary Shares and the warrant agent for the Holisto Warrants will be Continental Stock Transfer & Trust Company.

Anti-Takeover Provisions

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who could as a result hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who do not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer.

Special Tender Offer

The Israeli Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This rule does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding 25% or more of the voting rights in the company and resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer).

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of a company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer is accepted, then shareholders who did not respond to or that had objected the offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain conditions described under the Israeli Companies Law are met, a majority of each party’s shareholders voting on the matter. The board of directors of a merging company is required pursuant to the Israeli Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, if one of the merging companies (or any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of one of the merging companies) holds shares in the other merging company, the merger will not be deemed approved if a majority of the shares voted at the shareholders meeting by shareholders other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

Under the Israeli Companies Law, each merging company must inform its secured creditors of the proposed merger plans. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger is filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies is obtained.

Anti-Takeover Measures

The Israeli Companies Law allows Holisto to create and issue shares having rights different from those attached to its ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of the closing of the Business Combination, no preferred shares will be existing under the Restated Holisto Articles. In the future, if Holisto does authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent Holisto shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an approval by a resolution of the general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the

Israeli Companies Law as described above in “— Voting Requirements.” In addition, as disclosed under “— Election of Directors” Holisto will have a classified board structure upon closing of the Business Combination, which will limit the ability of any investor or potential investor or group of investors or potential investors to gain control of Holisto’s board of directors.

Holisto Ordinary Share Eligible for Future Sale

Upon completion of the Business Combination, all Holisto Ordinary Shares issued to the Moringa Shareholders pursuant to the Business Combination Agreement (other than Holisto Ordinary Shares held by persons who will be affiliates of Holisto) will be freely transferable, subject to lock up agreements described below. Upon expiration of the lock-up period, such share will become freely transferable.

A total of 31,955,574 Holisto Ordinary Shares held by Existing Holisto Shareholders are subject to lock-up restrictions, as described below and, upon expiration of the lock-up periods, may be sold pursuant to Rule 144 or pursuant to a registration statement filed pursuant to a registration rights agreement. Sales of substantial amounts of Holisto’s Ordinary Shares in the public market could adversely affect prevailing market prices of Holisto’s Ordinary Shares.

Lock-up Agreements and Registration Rights Agreements

Holisto Lock-Up Agreements

Simultaneously with the execution and delivery of the Business Combination Agreement, certain 1% holders and/or insider Holisto shareholders each entered into a Lock-Up Agreement with Holisto (collectively, the “Lock-Up Agreements”). Pursuant to each of the Lock-Up Agreements, each Holisto shareholder party thereto agreed not to, during the period commencing on the date of the agreement and ending on the date which is six months following the Effective Time (subject to early release with respect to 50% of the Held Securities, on the date on which the closing price of Holisto Ordinary Shares on the Nasdaq Capital Market equals or exceeds $12.00 per share for any 20 trading days within any 30 consecutive trading days after the closing of the transactions contemplated by the Business Combination Agreement): (i) lend, offer, pledge, sell, hypothecate, encumber, donate, assign, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, directly or indirectly any Holisto Ordinary Shares or any securities convertible into or exchangeable or exercisable for Holisto Ordinary Shares, whether now owned or hereafter acquired, (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the restricted securities, whether any such swap or transaction is to be settled by delivery of Holisto Ordinary Shares or other securities, in cash or otherwise, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction, described in clauses (i), or (ii) above, is to be settled by delivery of the restricted securities or other securities, in cash or otherwise.(1)

Sponsor Lock-Up Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, the Sponsor and Holisto entered into the Founder Lock-Up Agreement. Pursuant to the Founder Lock-Up Agreement, the Sponsor agreed not to, during the period commencing on the date of the agreement and ending on the date which is six (6) months following the Effective Time (subject to early release with respect to 50% of the Held Securities, on the date on which the closing price of Holisto Ordinary Shares on the Nasdaq Capital Market equals or exceeds $12.00 for any 20 trading days within any 30 consecutive trading days after the closing of the transactions contemplated by the Business Combination Agreement) without the prior written consent of Holisto, directly or indirectly: (i) lend, offer, pledge, sell, hypothecate, encumber, donate, assign, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, directly or indirectly any of its

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(1)      Holisto shareholders who will be party to Lock-Up Agreements, are: Eran Shlomo Shust, Avi Worzel, Shay Horovitz, Explore. Dream. Discover Ltd., Taya Ventures (T.P.T) LP, 2B Angels Extension Fund LP, 11-11 Growth Fund I, LP, Ariel Bentata, Bat Yiftach Consulting Ltd., BIP Capital Growth Fund III, LP, BIP Capital Growth Fund III-QP, LP, Cockpit Innovation Ltd., Connecticut Innovations, Incorporated, Eleven Eleven Investments LLC, Journey Ventures Ltd., Oozi Cats, PBTS Holdings II, LLC, Plus Ventures Ltd., Ruipan Investment (BVI) Limited, Ruizheng Investment (BVI) Limited, Shalev Hulio, Techstars Ventures 2014 L.P., Triumph Explorer Group Limited and Verizon Ventures LLC.

Holisto Ordinary Shares or any securities convertible into or exchangeable or exercisable for Holisto Ordinary Shares that are received in respect of its Founder Shares, (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the foregoing securities, whether any such swap or transaction is to be settled by delivery of Holisto Ordinary Shares or other securities, in cash or otherwise, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction, described in clauses (i), or (ii) above, is to be settled by delivery of the foregoing securities or other securities, in cash or otherwise. The Founder Lock-Up Agreement relates to the Holisto Ordinary Shares issuable to the Sponsor pursuant to the Business Combination Agreement in respect of the 2,875,000 Moringa Class B ordinary shares owned by the Sponsor.

Private Placement Share/Warrant Lock-Up Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, the Sponsor entered into the Private Placement Share/Warrant Lock-Up Agreement. Pursuant to the Private Placement Share/Warrant Lock-Up Agreement, the Sponsor agreed not to, during the period commencing on the date of the agreement and ending thirty (30) days following the Effective Time, without the prior written consent of Holisto, directly or indirectly, (i) lend, offer, pledge, sell, hypothecate, encumber, donate, assign, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, directly or indirectly any Holisto Ordinary Shares or any securities convertible into or exchangeable or exercisable for Holisto Ordinary Shares received in respect of its Moringa private shares and warrants, (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the restricted securities, whether any such swap or transaction is to be settled by delivery of Holisto Ordinary Shares or other securities, in cash or otherwise, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction, described in clauses (i), or (ii) above, is to be settled by delivery of the restricted securities or other securities, in cash or otherwise. The Private Placement Share/Warrant Lock-Up Agreement relates to the Holisto Ordinary Shares and Holisto warrants to be issued to the Sponsor pursuant to the Business Combination Agreement in respect of the 352,857 Moringa Class A ordinary shares and 176,429 Moringa warrants owned by the Sponsor.

Amended and Restated Registration Rights Agreement

Prior to the Closing, Holisto, EBC, the Sponsor, and with respect to a certain aspect of the agreement, Moringa, are to enter into the Amended and Restated Registration Rights Agreement, which will amend that certain Registration Rights Agreement, dated as of February 19, 2021, by and among Moringa, EarlyBirdCapital, Inc. and the Sponsor. Pursuant to the Amended and Restated Registration Rights Agreement, which will become effective as of the Closing of the Transactions, Holisto will assume the obligations of Moringa under the prior Moringa registration rights agreement, and, among other things, Moringa will assign, and Holisto agreed to accept and assume, all of Moringa’s rights and obligations under the prior agreement from and after the Closing, pursuant to which Holisto will grant the holders certain registration rights with respect to certain securities of Holisto, as set forth in the Amended and Restated Registration Rights Agreement. The detailed registration rights provided under the Amended and Restated Registration Rights Agreement are described in this proxy statement/prospectus under “Business Combination Agreement — Related Agreements — Amended and Restated Registration Rights Agreement.”

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted ordinary shares of Holisto for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of Holisto at the time of, or at any time during the three months preceding, a sale and (ii) Holisto is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and Holisto shall have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as Holisto is were required to file reports) preceding the sale.

Persons who have beneficially owned restricted Holisto Ordinary Shares for at least six months but who are Holisto’s affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of Holisto Ordinary Shares then outstanding); or

•        the average weekly reported trading volume of the Holisto Ordinary Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by Holisto’s affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Substantially all of the present Holisto shareholders will, commencing on the later of three months after Holisto becomes a reporting company, which will be on or about the Closing date, or the expiration of any lock-up restrictions, be able to sell their Holisto Ordinary Shares pursuant to Rule 144.

Rule 144 imposes limitations on sales pursuant to Rule 144 by shareholders of a shell corporation or former shell corporation. Since Holisto was never a shell corporation, these limitations do not apply to Holisto.

To the extent that any Holisto Ordinary Shares held by Holisto shareholders are covered by a registration statement, such shareholders are not subject to the Rule 144 limitations with respect to shares sold pursuant to an effective registration statement.

SHAREHOLDER PROPOSALS AND NOMINATIONS

The Board is aware of no other matter that may be brought before the meeting. Under Cayman Islands law, only business that is specified in the notice of meeting may be transacted at the meeting.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the Moringa Board, any committee chairperson or the non-management directors as a group by writing to the Moringa Board or committee chairperson in care of 250 Park Avenue, 7th Floor, New York, NY 10177. Following the Business Combination, such communications should be sent to Holisto at Sderot Nim 2, Rishon Le’Zion, Israel. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

The rights of the shareholders of Holisto and the relative powers of the Holisto board of directors are governed by the laws of the State of Israel and the Restated Holisto Articles. As a result of the Transactions, securities held by the Moringa security holders will be cancelled and automatically exchanged for the right to receive Holisto Ordinary Shares and/or Holisto Warrants. Each Holisto Ordinary Share will be issued in accordance with, and subject to the rights and obligations of, the Restated Holisto Articles which will be effective upon the consummation of the Transactions, in substantially the form attached hereto as Annex H. Because Holisto will be, at the Effective Time, a company organized under the laws of the State of Israel, the rights of the shareholders of Moringa will be governed by Israeli law and the Restated Holisto Articles.

Many of the principal attributes of Holisto Ordinary Shares and Moringa Ordinary Shares will be similar. However, there are differences between the rights of shareholders of Holisto under Israeli law and the rights of shareholders of Moringa, as in effect prior to the consummation of the Transactions under the Cayman Islands Companies Act. In addition, there are differences between the Restated Holisto Articles as such will be in effect from and after the consummation of the Transactions and the Existing Moringa Articles.

The following is a summary comparison of the material differences between the rights of Moringa securityholders under the Existing Moringa Articles and the Cayman Islands Companies Act, and the rights of Holisto shareholders under Israeli law and the Restated Holisto Articles to be effective upon consummation of the Transactions, as well as a comparison between the Existing Holisto Articles and the Restated Holisto Articles. The discussion in this section does not include a description of rights or obligations under the United States federal securities laws or Nasdaq listing requirements or of Holisto’s or Moringa’s governance or other policies.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the Companies Law, the Existing Holisto Articles, the Restated Holisto Articles, as they will be in effect from and after the Effective Time, the Cayman Islands Companies Act and the Existing Moringa Articles. You are also urged to carefully read the relevant provisions of the Companies Law and the Cayman Islands Companies Act for a more complete understanding of the differences between being a shareholder of Holisto and a shareholder of Moringa.

	Holisto	Moringa
Authorized and Outstanding Share Capital

Upon the consummation of the Transactions, Holisto’s authorized capital will include only one class of ordinary shares with no par value. The authorized share capital of Holisto is 150,000,000 Ordinary Shares.

Moringa’s authorized share capital consists of US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

Special Meetings of Shareholders

Pursuant to the Companies Law, in addition to an annual general meeting of the shareholders of Holisto (in this section, the “Shareholders” and an “Annual Meeting”, respectively), the company’s board of directors (in this section, the “Board”) shall convene a special general meeting of Holisto’s shareholders (in this section, a “Special General Meeting” (both Annual Meeting and Special General Meeting may be referred herein as “General Meeting”) whenever it deems fit or upon the request of one of the following: (i) at least two directors or one quarter of the serving directors; (ii) one or more Shareholders holding in the aggregate at least five percent (5%) of Holisto’s issued and outstanding share capital and at least one percent (1%) of Holisto’s voting rights; or (iii) one or more Shareholders holding in the aggregate at least five percent (5%) of Holisto’s voting rights.

The Existing Moringa Articles provide that the Board of Directors, the Chief Executive Officer or the Chairman of the Board of Directors may call general meetings, and, for the avoidance of doubt, shareholders shall not have the ability to call general meetings.

	Holisto	Moringa
Action by Written Consent	The Companies Law prohibits public companies to adopt shareholders resolution by written consent in lieu of a general meeting.	The Existing Moringa Articles permit the shareholders to approve resolutions by way of unanimous written resolution.
Quorum

The quorum required for convening a General Meeting consists of at least two (2) Shareholders (not in default in payment of calls on shares) present in person or by proxy holding shares conferring in the aggregate at least thirty-three and one third of one percent (33.33%) of the voting power of Holisto, provided however, that with respect to any General Meeting that was initiated by and convened pursuant to a resolution adopted by the Board (and not pursuant to the request of any other person), which at such time, Holisto is qualified as a “foreign private issuer” under the U.S. securities laws, the requisite quorum will be at least two (2) or more Shareholders (not in default in payment of any prepayment) present in person or by proxy and holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of Holisto (the “Quorum”). The Quorum is required to be convened within half an hour of the time fixed for the commencement of the General Meeting, otherwise the General Meeting shall be adjourned either: (i) to the same day in the next week, at the same time and place; (ii) to such day and at such time and place as indicated in the notice of such meeting; or (iii) to such day and at such time and place as the chairperson of the meeting will determine (which may be earlier or later than the date pursuant to clause (i) above). At the adjourned meeting, any number of Shareholders present in person or by proxy will constitute a quorum, unless the original meeting was called pursuant to a request, as stated above, in which case the quorum required is one or more shareholders, present in person or by proxy and holding the number of shares required for making such request.

No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

The Existing Moringa Articles provide that:

•   the holders of a majority of the shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum.

•   a person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

•   if a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum.

	Holisto	Moringa
Notice of Meetings

Pursuant to the Companies Law and the regulations promulgated thereunder, General Meetings generally require prior notice of not less than twenty-one (21) days, and for certain matters specified in the Israeli Companies Law (the “Special Resolutions”), not less than thirty-five (35) days. Pursuant to the Holisto Restated Articles, Holisto is not required to deliver or serve prior notice of general meetings of Holisto’s Shareholders or of any adjournments thereof to any Shareholder and notice by Holisto which is published on its website and on the SEC’s EDGAR database or similar publication via the internet shall be deemed to have been duly given on the date of such publication to all of the Shareholders.

The Existing Moringa Articles provide that at least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting.

Advance Notice Provisions

Pursuant to the Companies Law and the regulations promulgated thereunder, shareholders holding at least one percent (1%) of a company’s voting rights may propose any matter appropriate for deliberation at a General Meeting to be included on the agenda of such meeting, by submitting a proposal to the Board. Generally, such proposal should be submitted within three (3) days of publicizing the convening the General Meeting, however, in the event of a Special Resolution to be put up to vote in such meeting, such request should be submitted within seven (7) days. To the extent a company publishes a preliminary notice regarding its intention to convene a General Meeting at least twenty-one (21) days prior to publicizing a notice of convening a General Meeting, it may state in such preliminary notice that requests for adding matters to the agenda of the General Meeting may not be reviewed in case of submission later than fourteen (14) days. Any such proposal to add a matter to the agenda of a General Meeting must further comply with the information requirements under applicable law and the Holisto Restated Articles.

No equivalent provision.
Amendments to the Articles of Association

According to the Holisto Restated Articles, all Shareholders resolutions, including amendments to the Holisto Restated Articles, shall require a simple majority of the voting power represented at the meeting and voting thereon. Notwithstanding the foregoing, the affirmative vote of the

The Existing Moringa Articles provide that other than for certain matters for which an amendment may be approved by an Ordinary Resolution of the shareholders (as defined below), they may only be amended by a Special Resolution of the shareholders (as defined below).

	Holisto	Moringa

holders of at least sixty-five percent (65%) of the voting power of the Shareholders will be required to amend, replace or suspend any of: (i) Article 25 (shareholder proposals/requests at General Meetings), (ii) Article 38 (number of directors of the Board), (iii) Article 39 (election and removal of directors), (iv) Article 41 (continuing directors in the event of vacancies), and (v) Article 42 (Replacement and Removal of Directors).

An “Ordinary Resolution” means a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and including a unanimous written resolution.

A “Special Resolution” means a resolution passed by a majority of at least two-thirds of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution.

Size of Board, Election of Directors

The Holisto Restated Articles provide that the Board shall consist of not less than 3 directors but in any event or more than 11 directors, including any external directors, if any are elected. There are currently five directors serving on the Board.

Pursuant to the Holisto Restated Articles, all Board members serve as directors for 3 years or until such earlier time as such Director’s office is vacated. All Board members (except for external director, if any, to be elected and serve pursuant the terms of the Companies Law) are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of Board members. At each Annual Meeting starting at the 2023 Annual Meeting, the term of office of one class shall expire (starting with Class I), followed by a replacement by respective successors which have been elected and qualified to serve at the Board.

Pursuant to the Companies Law, a public company must have at least two external directors who meet certain independence and non-affiliation criteria. In addition, although not required by Israeli law, each company may classify one or more of its Board members as “independent directors” (director bilti taluy) if they meet certain conditions provided in the Companies Law (inter alia are qualified to serve as external directors).

Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions (primarily that the company does not have a 50% controlling shareholder), “opt out” of the Companies Law requirement to appoint external directors. Currently, this relief does not apply to Holisto.

The board of directors consists of not less than one person, provided however that Moringa may by Ordinary Resolution increase or reduce the limits in the number of directors.

Prior to the closing of a Business Combination, Moringa may by Ordinary Resolution of the holders of the Moringa Class B Ordinary Shares appoint any person to be a director. Prior to the closing of a Business Combination, holders of Moringa Class A Ordinary Shares shall have no right to vote on the appointment of any director.

Directors appointed to succeed those directors whose terms expire shall be appointed for a term of office to expire at the second succeeding annual general meeting after their appointment. All directors hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified.

	Holisto	Moringa
Dismissal or Removal of Directors

The Shareholders may, by a vote of sixty-five percent (65%) of the voting power of the Shareholders dismiss or remove any director from office. Election to the Board shall be pursuant to the provisions of Article 39(f).

Prior to the closing of a Business Combination, Moringa may by Ordinary Resolution of the holders of the Moringa Class B Ordinary Shares remove any director. Prior to the closing of a Business Combination, holders of Moringa Class A Ordinary Shares shall have no right to vote on the removal of any director.

Board Vacancies and Newly Created Directorships

The Holisto Restated Articles provide that in the event that one or more vacancies are created on the Board, however arising, including a situation in which the number of directors is less than the maximum number permitted, the continuing directors may continue to act in every matter. In the event that the vacancy creates a situation where the number of directors is less than 3, the continuing directors may only act (i) in an emergency, or (ii) to fill the office of a director which has become vacant, up to a number equal to the minimum number of directors, or (iii) in order to call a general shareholders meeting for the purpose of electing directors to fill any and all vacancies.

Each director appointed as a result of a vacancy will hold office for the remaining period of time during which the director whose service has ended would have held office, or in case of a vacancy due to the number of directors serving being less than the maximum number, the board of directors will determine at the time of appointment the class to which the additional director will be assigned.

Except as the Cayman Islands Companies Act may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the appointment of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, additional directors and any vacancies in the board of directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Existing Moringa Articles), or by the sole remaining director. A director appointed to fill a vacancy resulting from the death, resignation or removal of a director served for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been appointed and qualified.

Corporate Opportunity

Pursuant to the Companies Law, the duty of loyalty requires that each director (and officer) shall act in good faith and in the best interests of the company (including, inter alia, refraining from any activity that is competitive with the business of the company and refraining from exploiting any business opportunity of the company for the purpose of gaining a personal advantage or otherwise and disclosing to the company of any information pertinent to its affairs and which came into the possession of the director or officer in their capacity as such).

To the fullest extent permitted by applicable law, no individual serving as a director or an officer (the “Management”) has any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Moringa. To the fullest extent permitted by applicable law, Moringa renounced any interest or expectancy of Moringa in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and Moringa, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by applicable law, Management has no duty to communicate or offer any such corporate opportunity to Moringa and is not liable to Moringa or its shareholders for breach of any fiduciary duty as a shareholder,

	Holisto	Moringa

director and/or officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to Moringa. Except as provided elsewhere in the Existing Moringa Articles, Moringa renounced any interest or expectancy of Moringa in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both Moringa and Management, about which a director and/or officer who is also a member of Management acquires knowledge. To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced to be a breach of duty to Moringa or its shareholders, Moringa waived, to the fullest extent permitted by applicable law, any and all claims and causes of action that Moringa may have for such activities.

Exclusive Forum

The Holisto Restated Articles provide that unless Holisto consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933.

The Holisto Restated Articles also provide that unless Holisto’s consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for: (i) any derivative action or proceeding brought on behalf of Holisto; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Holisto to Holisto or the Shareholders; or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law.

This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors, officers or other employees, which may discourage lawsuits against the Company, its directors, officers and employees.

No equivalent provision.

	Holisto	Moringa

However, the enforceability of similar forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in the Holisto Restated Articles.

Limitation of Liability

The Holisto Restated Articles provide that Holisto may, to the maximum extent permitted by the Companies Law or other any other applicable law, exempt the Holisto directors and officers from and against all liability for damages due to any breach of such director’s or officer’s duty of care toward Holisto. However, Holisto may not exempt a director in advance from his liability toward Holisto due to the breach of his or her duty of care in relation with a dividend distribution.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against actual fraud, willful neglect or willful default.

Indemnification and Advancement

The Holisto Restated Articles provide that Holisto may, subject and pursuant to the provisions of the Companies Law, the Securities Law and the Israeli Economic Competition Law, 5748-1988, or any other additional applicable law, indemnify and insure a director or officer of Holisto for all liabilities and expenses incurred by him or her arising from or as a result of any act (or omission) carried out by him or her as a director or officer of Holisto and which is indemnifiable pursuant to applicable law, to the fullest extent permitted by law. The Companies Law provides that undertakings to indemnify a director or officer for such liabilities (but not for such legal expenses) be limited to specified foreseeable events and to reasonable maximum amounts. An undertaking in relation to exemption, indemnification and insurance of a director or officer as aforesaid will continue following the director or officer ceasing to act as such.

The Existing Moringa Articles provide for indemnification of Moringa’s officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful neglect or willful default. Moringa has purchased a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures Moringa against its obligations to indemnify its officers and directors. Moringa has also entered into indemnity agreements with its officers and directors.

Moringa will advance to each officer and director reasonable attorneys’ fees and other costs and expenses incurred in connection with the defense of any action, suit, proceeding or investigation involving such officer or director for which indemnity will or could be sought. In connection with any advance of any expenses, the officer or director needs to execute an undertaking to repay the advanced amount to Moringa if it shall be determined by final judgment or other final adjudication that such officer or director was not entitled to indemnification pursuant to the Existing Moringa Articles. If it shall be determined by a final judgment or other final adjudication that such officer or director was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to Moringa (without interest) by the officer or director.

Section	Existing Holisto Articles	Restated Holisto Articles
Veto Rights/Restrictive Provisions

All matters come up to a vote before the general meeting, require a simple majority except for the following matters which require the consent of specific members of Holisto’s shareholders:

•   Any change of the rights, preferences or privileges or power of, the Preferred A Shares.

•   Any action that authorizes, creates or issues any new class of securities having preferences superior to or on a parity with the Preferred A Shares.

•   Any action that reclassifies any outstanding shares into shares having preferences or priority as to dividends or assets superior to or on a parity with the preference of the Preferred A Shares;

•   Any issuance or sale of equity or debt security or warrant, option or other right to purchase any equity or debt security of Holisto;

•   Any repurchase or redemption of any equity securities of Holisto held directly or indirectly by the Founders;

•   Any action that results in any merger, consolidation, or other corporate reorganization, or any transaction or series of transactions in which more than fifty percent (50%) of the Holisto’s voting power is transferred or in which all or substantially all of the assets of Holisto are sold, or all or substantially all of the intellectual properties are licensed, unless any of the foregoing yield to the holders of Preferred A Shares, an amount per each Preferred A Share held by them, which is at least three times (3X) the applicable Original Issue Price for such Preferred A Share in the transactions contemplated hereunder;

•   Any change to these Articles or other charter documents of Holisto;

•   Any resolution relating to dissolution, liquidation or winding up of Holisto;

•   The declaration or payment of dividend or distribution on any shares of Holisto;

All shareholders resolutions, including amendments to the Holisto Restated Articles, shall require a simple majority of the voting power represented at the meeting and voting thereon. Notwithstanding the foregoing, the affirmative vote of the holders of at least sixty-five percent (65%) of the voting power of Holisto’s shareholders will be required to amend, replace or suspend the following provisions:

•   Changing the size of Holisto’s Board.

•   Holisto’s Board being divided into three classes.

•   Changing the procedures and the requirements that must be met in order for Holisto’s shareholder to require Holisto to include a matter on the agenda for a general meeting.

•   Changing the provisions relating to the election and removal of members of the Holisto Board and empowering the Holisto Board to fill vacancies on the Holisto Board.

Section	Existing Holisto Articles	Restated Holisto Articles

•   Enter into any of the transactions involving an amount in excess of US$300,000, including but not limited to any indebtedness, monthly expense outside the annual budget, purchase or disposal of business or assets, extension by Holisto of any loan or guarantee for indebtedness (either in a transaction or series related transactions), all except if made in the ordinary course of business of Holisto;

•   Enter into any joint venture or partnership other than any strategic alliance not involving any equity or equity-related investment;

•   Any action that results in the increase or decrease of the authorized size of the Board, or changes the manner in which the Directors are appointed;

•   Any material change in the business plan or annual budget of Holisto (including any change of the name of Holisto or cease any business undertaking of Holisto);

•   Any action that results in the material change of the accounting and financial policies of Holisto; or any action that results in appointment or change of auditors of Holisto;

•   Any transaction between Holisto and any of its shareholders, directors, officers or employees or any affiliates of Holisto’s shareholders or any of its officers, directors, or shareholders other than approved by the budget or in the ordinary course of business of Holisto;

•   The appointment or replacement of the Chief Executive Officer of Holisto;

•   Cease to conduct or carry on its business substantially as now conducted by Holisto, change of any material part of its business;

Section	Existing Holisto Articles	Restated Holisto Articles

•   Sale, offer, issuance, sponsor, creation, or distribution of any token, coin, blockchain product or other equivalents (however designated) directly or indirectly.

•   Effecting any of the foregoing, as applicable, with respect to any direct or indirect subsidiary; or

•   Agreement or commitment to do any of the foregoing

Anti Dilution

Certain members of Holisto’s shareholders hold anti-dilution protection according to which they will be entitled to maintain their pro-rata share in the event that securities of Holisto are issued at an effective price per share lower than the applicable price per share such shareholders paid in consideration for their Holisto’s shares.

N/A
Liquidation Preference	Certain members of Holisto’s shareholders have priority with respect to distribution of assets and proceeds of Holisto in relation to liquidation.	N/A
Dividend Preference	Certain members of Holisto’s shareholders have priority with respect to distribution of dividends between Holisto’s shareholders.	N/A
Conversion	Holisto’s existing Articles includes a conversion mechanism for preferred shares into Holisto’s ordinary shares.	N/A
Preemptive Rights	Certain of Holisto’s shareholders hold the right to maintain their pro-rata share in Holisto by purchasing their pro-rata share of any securities being issued by Holisto.	N/A
Right of First Refusal

To the extent that any of Holisto’s shareholders wishes to sell his shares, he must first offer such shares for sale to certain members of Holisto’s shareholders which will be entitled to purchase such shares.

N/A
Co-Sale	To the extent any of the founders wishes to sell his shares, certain shareholders may elect to participate pro-rata in such sale.	N/A
Drag Along

To the extent a special majority (majority of certain class of shares) accept an offer to sell all of their shares of Holisto, and such sale is conditioned upon the sale of all of the issued and outstanding share capital of Holisto, then in such event all of Holisto’s shareholders shall be obligated to join in the sale and sell all of their shares.

N/A

Section	Existing Holisto Articles	Restated Holisto Articles
General Meeting (Quorum)

Two (2) or more Shareholders present in person or in proxy, together holding more than fifty percent (50%) of the voting rights of Holisto (on an as-converted basis), among which is Fosun and Explore, shall constitute a valid quorum.

the requisite quorum for any General Meeting shall be two or more Shareholders (not in default in payment of any sum referred to in Article 13 hereof), present in person or by proxy and holding shares conferring in the aggregate at least thirty-three and one third percent (33⅓%) of the voting power of the Company, provided, however, that with respect to any General Meeting, including Annual General Meeting, that was initiated by and convened pursuant to a resolution adopted by the Board of Directors (and not pursuant to the request of any other person), and, at such time of the General Meeting, the Company is qualified to use the forms and rules of a “foreign private issuer” under the U.S. securities laws, the requisite quorum shall be two or more Shareholders (not in default in payment of any sum referred to in Article 14 hereof) present in person or by proxy and holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company

Board of Directors (appointment of Board members)

The number of Board members will be no less than one (1) and no more than six (6).

•   The founders may appoint, dismiss and replace (by majority of the founders): (i) Two (2) Board members, for as long as they hold in the aggregate, at least ten percent (10%) of Holisto’s issued and outstanding share capital on an as-converted basis or (i) One (1) Board member, for as long as they hold in the aggregate, at least five percent (5%) of Holisto’s issued and outstanding share capital on an as-converted basis, or (iii) One (1) Board member once their aggregate percentage fall below five percent (5%), provided that one of them is Holisto’s Chief Executive Officer, in such case he will serve as Board member ex-officio.

The Board of Directors shall consist of such number of Directors (not less than three (3) nor more than eleven (11), including the External Directors, if any were elected), all shall be appointed by Holisto’s Shareholders. Notwithstanding the above, As of the Effective Time, Holisto’s board of directors will consist of seven (7) directors, of which (i) four (4) directors shall be designated prior to the Closing by Holisto, at least two of whom shall be considered independent directors under the Nasdaq requirements, (ii) one (1) director shall be designated prior to the Closing by Moringa, and (iii) two (2) independent directors (under Nasdaq requirements) shall be designated prior to the Closing by Holisto, subject to the consent of Moringa.

Section	Existing Holisto Articles	Restated Holisto Articles

•   Each of Explore, Fosun, Connecticut Innovations may appoint, dismiss and replace one (1) Board member, as long as it holds at least five percent (5%) of Holisto’s issued and outstanding share capital on an as-converted basis.

•   one (1) Board member will be an industry expert, to be appointed, dismissed and replaced by the majority of the Board members then serving on the Board.

Each of Fosun (as long as it holds at least five percent (5%) of Holisto’s issued share capital on a fully diluted basis) and CII (as long as it holds at least one and three quarters of one percent (1.75%) of Holisto’s issued share capital on a fully diluted basis), shall have the right to designate one (1) non-voting observer to the Board.

all Board members serve as directors for 3 years or until such earlier time as such Director’s office is vacated. All Board members (except for external director, if any, to be elected and serve pursuant the terms of the Companies Law) are divided into three classes with staggered three-year terms.

Board of Directors (Quorum)	The quorum required to commence a meeting of the Board shall be a majority of the members of the Board then serving, provided that the Explore Director and the Fosun Director are present a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by any means of communication of a majority of the Directors then in office who are lawfully entitled to participate and vote in the meeting.

Disputes Resolution	N/A

All disputes between Holisto and its shareholders shall be settled under the Israeli Companies Law and the Israeli Securities Law.

Unless Holisto consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933.

LEGAL MATTERS

The legality of the securities of Holisto offered by this proxy statement/prospectus and certain other Israeli legal matters will be passed upon for Holisto by Shibolet Law Firm, Tel Aviv, Israel. Certain legal matters relating to U.S. law will be passed upon for Holisto by Ellenoff Grossman & Schole LLP, New York, New York. Certain legal matters relating to U.S. law will be passed upon for Moringa by Greenberg Traurig, LLP, New York, New York. Certain legal matters as to Israeli law will be passed upon for Moringa by Meitar Law Offices, Ramat Gan, Israel.

EXPERTS

The consolidated financial statements of the Holisto and its subsidiaries as of December 31, 2021 and December 31, 2020, and for each of the two years in the period ended December 31, 2021 appearing in this registration statement/prospectus, have been so included in reliance on the report of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Moringa Acquisition Corp as of December 31, 2021 and 2020, and for the year ended December 31, 2021 and the period from September 24, 2020 (inception) to December 31, 2020, included in this proxy statement/prospectus, have been so included in reliance on the report of Kesselman & Kesselman, Certified Public Accountants (Isr.) a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENFORCEABILITY OF CIVIL LIABILITY

Holisto is an Israeli company and, as a result, the rights of the shareholders of Holisto are governed by the laws of the State of Israel and, after completion of the Business Combination, the Restated Holisto Articles. Holisto conducts its operations through subsidiaries which are located outside the United States. All of Holisto’s assets are located outside the United States, and substantially all of Holisto’s business will be conducted outside the United States. All of Holisto’s officers and a majority of Holisto’s directors will reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to effect service of process on these individuals in the United States in the event that you believe that your rights have been infringed under applicable securities laws or otherwise or to enforce in the United States judgments obtained in U.S. courts against Holisto or those persons based on civil liability provisions of the U.S. securities laws. It is doubtful whether the courts in Israel will enforce judgments obtained in other jurisdictions, including the U.S., against Holisto or Holisto’s directors or officers under the securities laws of those jurisdictions or entertain actions in Israel against Holisto or Holisto’s directors or officers under the securities laws of other jurisdictions.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Holisto has filed with the SEC a registration statement on Form F-4 under the Securities Act with respect to the securities it is offering by this proxy statement/prospectus. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are materially complete but may not include a description of all aspects of such contracts, agreements or other documents, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon completion of this offering, Holisto will be subject to the information requirements of the Exchange Act and will file annual and other periodic and current event reports, proxy statements and other information with the SEC. You can read Holisto’s SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.

Moringa files, and Holisto will file, reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Holisto at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing to Moringa at 250 Park Avenue, 7th Floor, New York, NY, 10017, and telephone (212) 572-6395 or to Holisto at Sderot Nim 2, Rishon Le’Zion, Israel, telephone +972 (72-233-6381).

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Moringa and servicers that it employs to deliver communications to Moringa’s shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of this proxy statement/prospectus. Upon written or oral request, Moringa will deliver a separate copy of this proxy statement/prospectus to any shareholder at a shared address to which a single copy of this proxy statement/prospectus/ was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of this proxy statement/prospectus may likewise request that Moringa deliver single copies of Moringa’s proxy statement in the future. Shareholders may notify Moringa of their requests by calling or writing Moringa at its principal executive offices at 250 Park Avenue, 7th Floor, New York, NY, 10017, telephone (212) 572-6395.

INDEX TO FINANCIAL STATEMENTS

Holisto Ltd.

MORINGA ACQUISITION CORP

Unaudited Condensed Balance Sheets	F-72
Unaudited Condensed Statements of Operations	F-73
Unaudited Condensed Statements of Changes in Shareholders’ Equity (Capital Deficiency)	F-74
Unaudited Condensed Statements of Cash Flows	F-75
Notes to the Condensed Financial Statements	F-76 – F-85

HOLISTO LTD. AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

HOLISTO LTD

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Holisto Ltd. and its subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, changes in Preferred share, Ordinary A share and shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1e to the consolidated financial statements, the Company has suffered recurring losses from operations, has a negative cash-flow from operating activities, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1e. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

Theses financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. As part of our audits we are required to obtain an understanding of internal controls over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditors since 2018.

Tel Aviv, Israel

September 7, 2022

HOLISTO LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data
		December 31,
	Note	2021	2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$2,754	$1,116
Short term deposit		495	278
Funds held by clearing companies		9,188	388
Other receivables and prepaid expenses	3	2,515	515
Financial commitment asset	7b	203	—
Total current assets		15,155	2,297

NON – CURRENT ASSETS:
Intangible assets, net	5	473	772
Property and equipment, net	4	48	29
Total non-current assets		521	801
Total assets		$15,676	$3,098

The accompanying notes are an integral part of the consolidated financial statements.

HOLISTO LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
U.S. dollars in thousands, except share and per share data
		December 31,
	Note	2021	2020
CURRENT LIABILITIES:
Current maturity of long-term loan	7	$2,105	$—
Trade payables		5,602	690
Other accounts payable and accrued expenses	6	745	316
Advances from travelers	2(j)	8,518	572
Deferred revenues	2(j)	1,491	114
Total current liabilities		18,461	1,692

LONG-TERM LIABILITIES:
Long-term loan	7b,7c	2,985	—
SAFE	7a	27,207	325
Warrant liability	7b,7c	19,346	383
Total long-term liabilities		49,538	708

COMMITMENTS AND CONTINGENT LIABILITIES:	8

Ordinary A shares of NIS 0.01 par value – Authorized: 74,220 shares on December 31, 2021 and 2020; Issued and outstanding: 65,814 shares on December 31, 2021 and 2020	9	465	465
Preferred shares of NIS 0.01 par value – Authorized: 320,978 and 304,978 shares on December 31, 2021 and 2020, respectively; Issued and outstanding: 279,723 shares on December 31, 2021 and 2020	9	10,000	10,000

SHAREHOLDERS’ DEFICIT:	10

Ordinary shares of NIS 0.01 par value – Authorized: 604,780 and 620,780 shares on December 31, 2021 and 2020, respectively; Issued and outstanding: 119,977 shares on December 31, 2021 and 2020		* )	* )
Additional paid in capital		1,290	827
Accumulated deficit		(64,078)	(10,594)
Total shareholders’ deficit		(62,788)	(9,767)
Total liabilities, Ordinary A shares and Preferred shares and shareholders’ deficit		$15,676	$3,098

____________

*)       Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

September 7, 2022
Date of approval of the Financial statements	Eran Shust Director and Chief Executive Officer	Dror Levy Chief Financial Officer

HOLISTO LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data
	Year ended December 31,
	2021	2020
Revenues	$15,068	$1,204
Cost of revenues	4,817	514
Gross profit	10,251	690

Research and development, net	3,313	1,636
Sales and marketing	14,139	1,895
General and administrative	2,026	774
Total operating expenses	19,478	4,305

Operating loss	9,227	3,615
Financial expenses, net	44,251	121
Loss before taxes on income	53,478	3,736
Taxes on income	6	5
Net loss	$53,484	$3,741

Net loss per share attributable to Ordinary shareholders:
Basic and Diluted loss per Ordinary share*)	$611.33	$56.99
Weighted-Average shares used in computing loss per share attributable to Ordinary shareholders:
Basic and Diluted*)	87,487	65,639

____________

*)       see Note 15.

The accompanying notes are an integral part of the consolidated financial statements.

HOLISTO LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN PREFERRED SHARES, ORDINARY A SHARES AND SHAREHOLDERS’ DEFECIT
U.S. dollars in thousands, except share and per share data
	Preferred Shares		Ordinary A Shares		Ordinary shares				Additional paid-in capital	Accumulated deficit	Total shareholders’ deficit
	Number	Amount	Number	Amount	Number	Amount
Balance as of January 1, 2020	250,056	$9,194	65,814	$465	119,977	$	*	)	$414	$(6,853)	$(6,439)
Issuance of Preferred A shares, net	29,667	806	—	—	—		—		—	—	—
Share based compensation	—	—	—	—	—		—		413	—	413
Net loss	—	—	—	—	—		—		—	(3,741)	(3,741)
Balance as of December 31, 2020	279,723	10,000	65,814	465	119,977		*)		827	(10,594)	(9,767)
Share based compensation	—	—	—	—	—		—		463	—	463
Net loss	—	—	—	—	—		—		—	(53,484)	(53,484)
Balance as of December 31, 2021	279,723	$10,000	65,814	$465	119,977	$	*	)	$1,290	$(64,078)	$(62,788)

____________

*)       Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

HOLISTO LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
U.S. dollars in thousands, except share and per share data
	Year ended December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(53,484)	$(3,741)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	322	141
Share-based compensation	463	413
Amortization of debt discount (see Note 7)	808	—
Increase in Funds held by clearing companies	(8,800)	(241)
Increase in other receivable and prepaid expenses	(2,000)	(403)
Increase in trade payables	4,912	577
Increase in accrued expenses and other liabilities	429	118
Increase (decrease) in advances from travelers	7,946	(6)
Increase (decrease) in deferred revenues	1,377	(4)
Remeasurement of financial assets (see Note 7)	(12)	—
Remeasurement of SAFE	25,207	—
Remeasurement of Warrant liability	17,819	97
Net cash used in operating activities	(5,013)	(3,049)

Cash flows from investing activities:
Purchase of property and equipment	(42)	(17)
Purchase of intangible asse	—	(896)
Investment in short-term deposits	(217)	(278)
Net cash used in investing activities	(259)	(1,191)

Cash flows from financing activities:
Proceeds from long-term loans	5,500	—
Repayment of long-term loans	(265)	—
Proceeds from issuance of SAFE	1,675	325
Proceeds from issuance of Preferred A Shares, net	—	1,092
Net cash provided by financing activities	6,910	1,417

Increase (decrease) in cash and cash equivalents	1,638	(2,823)
Cash and cash equivalent at the beginning of the period	1,116	3,939
Cash and cash equivalents at the end of the period	$2,754	$1,116

Supplement disclosure of cash flow information:
Interest paid	$416	$—
Tax paid	$6	$6

The accompanying notes are an integral part of the consolidated financial statements.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 1:-   GENERAL

a.      Holisto Ltd (“the Company” or “Holisto”) (Formerly — Splitty Travel Ltd.) was incorporated on November 16, 2015. The Company is a technology-based hotel booking company that is harnessing the power of artificial intelligence (“AI”) to make travel more affordable and personalized for consumers. The Company’s advanced AI technology leverages its proprietary holistic view of hotel rates and plans derived from multiple sources, including online travel agencies, global distribution systems, wholesalers and hotel operators to provide travel customer (“traveler”) with more affordable and personalized bookings. The Company operates under multiple brands, including GoSplitty (www.GoSplitty.com), Traveluro (www.Traveluro.com), Holisto (www.Holisto.com) and Algotels (www.Algotels.com).

b.      On June 23, 2021 the Company changed its name from Splitty Travel Ltd to its current name.

c.      On April 3, 2017 the Company established a wholly owned subsidiary, Splitty Travel Inc. (“Splitty Inc”), established in Delaware, United States. Splitty Inc engages in supporting the Company’s operating activity in the United States.

d.      On January 13, 2021 the Company established a wholly owned subsidiary, Splitty Travel UK Ltd. (“Splitty UK”), in England to support the Company’s operating activity in Europe. As of December 31, 2021 Splitty UK is inactive.

e.      As of December 31, 2021, the Company had an accumulated deficit of $64,078. During the year ended December 31, 2021, the Company incurred operating losses of approximately $9,227 and negative cash flow from operating activities of approximately $5,013. The Company’s current operating plan includes various assumptions concerning the level and timing of cash outflows for operating activities. The Company’s ability to successfully carry out its business plan is primarily dependent upon its ability to obtain sufficient additional capital and increase its revenue and profitability. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for the long-term business plan and generating net income.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

f.       Seasonality

The travel industry has seasonal characteristics, and therefore seasonality has an impact on the activities of the companies operating in this field. In general, it can be said that the summer season is the most active season in the number of bookings in the field of travel.

In late 2021 and 2022, the travel market was affected by a pent-up demand from travel as a result of the absence of travel during, 2020 and the beginning of 2021 as a result of COVID-19. Since the Company first generated revenue in 2020 and the market in 2021 was affected by significant decline of travel in 2020, the Company cannot quantify the extent that its business was affected by seasonality. It is possible that in the future, the seasonality will have a significant impact on the Company’s operations.

g.      Impacts from COVID-19:

In late 2019, the Corona virus (“COVID-19” or “Corona”) broke out in China and spread to many countries around the world. In March 2020, COVID-19 was defined by the World Health Organization as a global epidemic (“the Corona epidemic”).

Following the spread of COVID-19 and the closures imposed in many countries around the world, global economic activity has been harmed.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 1:-   GENERAL (cont.)

The decline and even the avoidance of flights caused by the Coronavirus crisis, has caused significant damage to the global travel industry, and as a result, also harmed hotels around the world.

The Company first saw the impact of Corona epidemic in the US, the main market in which the Company operates, at the end of the first quarter of 2020 which included a decrease in revenue as a result of a decrease in bookings and an increase in cancellations.

As part of Company’s preparation for the crisis following the Corona pandemic, the Company has worked to reduce its fixed and variable expenses including reducing salaries costs and marketing costs.

The Company launched its platform in mid 2020. Revenue during 2019 and 2020, before the launch, were primarily from product testing of the Company’s platform for consumers. Since the Company launched its product,, the Company focused on domestic travel within the destination countries in which it operates, primarily the United States.

Since the product launch, the Company’s marketing efforts have been primarily in the United States.

Even though there have been some improvements in the economic and operating conditions for the Company’s business since the outset of the COVID-19 pandemic, the Company cannot predict the long-term effects of the pandemic or any other pandemic on its business or the travel industry as a whole. If the travel industry is fundamentally changed by the COVID-19 pandemic in ways that are detrimental to the Company’s operating model, the Company’s business may continue to be adversely affected even if the broader global economy recovers.

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES

a.      Basis of Presentation:

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP) as set forth in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

The consolidated financial statements include accounts of the Company’s wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in the consolidation.

b.      Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include, but are not limited to, valuation allowance for deferred tax assets, share-based compensation including the fair value of the Company’s Ordinary shares, useful lives of property and equipment, fair value of SAFE and warrants. The Company’s management believes that the estimates, judgments and assumptions are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company also considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the year ended December 31, 2021. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods. Such changes could result in future impairments of intangibles and long-lived assets.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (cont.)

c.      Financial statements in U.S. dollars:

A substantial portion of the Company’s financing activities, including equity transactions and cash investments, are incurred in U.S. dollars. The Company’s managements believes that the U.S. dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

The Company had determined the functional currency of its foreign subsidiaries is the U.S. dollar. The foreign operations are considered a direct and integral part or extension of the Company’s operations. The day-to-day operations of the foreign subsidiaries are dependent on the economic environment of the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) No. 830 “Foreign Currency Matters”. All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expense as appropriate.

d.      Cash and cash equivalents:

Cash and cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less from acquisition date.

e.      Short-term deposits:

Short-term bank deposits are mainly restricted deposits with a maturity of more than three months and less than one year and is used to secure Company’s credit card and bank loan payment. As of December 31, 2021 and 2020, the Company’s deposits are denominated mainly in U.S. dollars and bear interest at the weighted average annual rate of 0.01% and 0.01%, respectively. Short-term deposits are presented at cost, including accrued interest.

f.       Funds held by clearing companies:

Funds held by clearing companies represents the amounts collected by payment processing companies from travelers and not yet transferred to the Company. These amounts are comprised of (i) an amount which is not yet transferred from the clearing companies to the Company and are transferred to the Company within three business day following the transaction date according to the engagement terms with the clearing companies and (ii) a reserve of up to approximately 15% of the traveler’s payment for the booking, which is held by the clearing companies and transferred to the Company on the check-in of the traveler in accordance with the Company’s engagements with clearing companies, in order to secure possible cancellations by such traveler. Refer also to note 2q.

g.      Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:
%
Computers and peripheral equipment	33
Office furniture and equipment	7

h.      Intangible assets:

Intangible assets are amortized on a straight-line basis over the estimated useful life of the respective asset. Each period the Company evaluates the estimated remaining useful lives of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (cont.)

i.       Impairment of long-lived assets:

Long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2021 and 2020, no impairment losses have been identified.

j.       Revenue recognition:

Revenues are recognized in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), which applies to all contracts with customers. Under Topic 606, revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine the appropriate revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps:

•        identify the contract(s) with a customer;

•        identify the performance obligations in the contract;

•        determine the transaction price;

•        allocate the transaction price to the performance obligations in the contract; and

•        recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services promised within the contract and determines those that are performance obligations and assesses whether each promised good or service is distinct.

The Company’s customers are the travelers and some of its hotel service providers.

Company’s revenues from travelers are generated by providing online travel reservation services, which allows traveler by using the Company’s platform to book hotel room reservation with hotel service providers. In addition, as part of the services, the Company provides post booking services which may include assistance in changes of reservations, additional requests, cancellations, assistance in managing customer complaints until the travelers checked into the hotel. Such promised services represent the Company’s performance obligation with travelers.

The Company’s contracts with hotel service providers provide the Company rates and availability information for rooms without transferring responsibility to deliver the service to the Company. Since the hotel service provider is the primarily responsible for providing the services, and the Company does not control the service provided by the hotel service provider to the traveler, the Company’s revenues are presented on a net basis in the consolidated statements of operations. The Company excludes all taxes assessed by a government authority, if any, from the measurement of transaction prices that are imposed on its travel related services or collected by the Company from travelers (which are therefore excluded from revenue).

Cash collected from the travelers in advance includes the amounts owed to the hotel service providers and the Company’s service fee. The Company records cash payment received from travelers as advance from travelers and deferred revenue. Advance from travelers represent the principally amount to be payable to the hotel service providers. Deferred revenue represents the Company’s estimated service fee from the traveler.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (cont.)

Payments to hotel service providers are generally due within 30 days of check-in or stay.

The Company records the payments in advances from travelers and deferred revenues until the traveler check-in the hotel occurs, at which point the Company recognizes the revenue, net of amounts payable to hotel service providers, as this is when the Company’s performance obligation is satisfied.

The Company also engaged with some of its hotel service providers in agreements. The Company provides a service to hotel service providers by presenting travelers prices for stay nights which meet the travelers specified search criteria and arranging travelers with the hotel service providers. Such service represents the Company’s performance obligation. The Company’s nature of promise is to deliver a paying customer to the hotel service providers as the Company retains a substantive obligation until the check-in. The Company’s agreements with such hotel service providers determine the fees the Company would be entitled to as commission. Variable consideration is included in the transaction price if in the Company’s judgment it is probable that a significant future reversal of cumulative revenue under the contract will not occur. The consideration promised in such agreements represent a variable amount. The Company determines that it does not have sufficient experience with these types of services. Thus, the Company concludes it is not probable that a significant reversal in cumulative amount of revenue recognized will not occur when the uncertainty is resolved, and therefore recognize such revenues when such amounts become due to the Company, i.e., when the uncertainty is resolved.

The traveler has the option to cancel its booking before check-in, which may include a cancelation charge. The Company and hotel service providers are not entitled to any amount unless there is a cancellation fee to be paid by the traveler. The Company will refund the collected cash to the traveler and cancel the amount owed to the hotel service provider. Cancellation fee, if any, is recognized at a point of time.

The balance of deferred revenues reflects the amount of the transaction price of the unsatisfied performance obligations at the end of reporting period. The Company anticipates that it will satisfy all of its performance obligation associated with the deferred revenue within a year of the balance sheet date. Deferred revenues are fully-refundable pursuant to the Company’s cancellation policy. As of December 31, 2021 and 2020, an amount of $1,491 and $114, respectively, which represents the entire deferred revenues of the Company, are subject to cancelation.

As of December 31, 2021 and 2020, an amount of $1,491 and $114, respectively, are subject to cancelation, which represents the entire deferred revenues of the Company.

The travelers pay the Company for the hotel room reservations when they book the reservation by payment to processing companies (“clearing companies”). The funds held by the clearing companies are classified as Funds held by clearing companies.

Clearing fees are considered as fulfillment costs. The Company elected to use the practical expedient and recognize the costs as an expense when they occur since the amortization period of the assets that the Company otherwise would have recognized is one year or less. Similarly, the Company does not disclose the value of unsatisfied performance obligations since the original expected duration of the contracts is one year or less.

Refer also to Note 13 for revenue disaggregated by customers are generated from booking-related activities.

k.      Cost of revenue:

Cost of revenue primarily consist of payment processing charges, costs associated with third party data centers used to host the Company’s platform and the amortization of acquired technology (see also Note 5).

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (cont.)

l.       Research and development costs, net:

Research and development expenses primarily consist of salaries and benefits related costs, third-party software tools and hosting fees and allocated overhead costs. Research and development costs, net of royalty bearing grants received, are charged to the statement of operations as incurred.

m.     Royalty bearing grants:

Royalty bearing grants from the Israeli Innovation Authority (“IIA”) (previously known as the Office of the Chief Scientist) of the Ministry of Economy and Industry in Israel for funding of approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred, and are presented as a deduction from research and development expenses.

The Company recognized participations in research and development as a reduction of research and development expenses for the years ended December 31, 2021 and 2020 in the amount of $321 and $471, respectively.

n.      Advertising and Marketing Costs:

Advertising and Marketing costs consisting of online advertising expenses to promote the Company’s brand and expensed (“consumer traffic acquisition cost”) as incurred.

For the years ended December 31, 2021 and 2020, advertising and marketing expenses were $12,223 and $1,231, respectively.

o.      Income Taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, if it is more likely than not that some portion of the entire deferred tax asset will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740, “Income Taxes”. Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements, under which a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

p.      Contingent Liabilities:

The Company accounts for its contingent liabilities in accordance with ASC No. 450, “Contingencies”. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2021 and 2020, the Company is not a party to any litigation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (cont.)

q.      Concentration of credit risks:

Financial instruments that potentially subject the Company to credit risk primarily consist of cash and cash equivalents, short term deposits, funds held by clearing companies and receivables.

For cash and cash equivalents, the Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the accompanying consolidated balance sheets exceed federally insured limits or similar limits in other jurisdictions. The Company places its cash and cash equivalents and short-term deposits with financial institutions with high-quality credit ratings and has not experienced any losses in such accounts.

For funds held by clearing companies, the Company is exposed to credit risk in the event of default by the clearing companies. The Company’s clearing companies consists of financial institutions with a high-quality credit rating and has not experienced any losses in such accounts.

For receivables, the Company is exposed to credit risk in the event of nonpayment to the extent of the amounts recorded on the accompanying consolidated balance sheets.

r.       Fair value of financial instruments:

The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at measurement date.

Level 2 — Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 — Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Cash and cash equivalents, short-term deposit, funds held by clearing companies, other receivables and prepaid expenses, trade payables, other accounts payable and accrued expenses are stated at their carrying value, which approximate fair value due to the short-term maturity of these instruments.

The fair value measurement of warrant liability (Note 7b, 7c and Note 9), SAFE (Note 7a), financial commitment assets (FCA) (Note 7b, 7c) and embedded derivative (Note 7b) are measured using unobservable inputs that require a high level of judgment to determine fair value, and thus are classified as Level 3 financial instruments. The Company estimates the fair value of warrant liability, SAFE, FCA and embedded derivative using the Binominal Option Pricing model, Monta Carlo Simulation model and Probability Weighted Expected Return Method, respectively.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

s.       Leases

The Company enters into various monthly operating leases for its operations. In certain lease agreements, the Company may receive renewals or expansion options, rent holidays, and other incentives. Lease expense is recognized over the term of the lease, starting when the Company takes possession of or controls the physical use of the property.

t.       Severance pay:

Pursuant to Section 14 of Israel’s Severance Compensation Law, 1963 (“Section 14”), all of the Company’s employees are included under this section and entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. As a result, the Company does not recognize any liability for severance pay and the deposits under Section 14 are not recorded as an asset in the Company’s consolidated balance sheets.

Severance cost amounted to $193 and $109 for the years ended December 31, 2021 and 2020, respectively.

u.      Basic and diluted net loss per Ordinary share:

The Company computes net loss per share using the two-class method required for participating securities. The two-class method requires income available to Ordinary shareholders for the period to be allocated between Ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considers its Preferred shares and Ordinary A share to be participating securities as the holders of the Preferred shares and Ordinary A share would be entitled to dividends that would be distributed to the holders of Ordinary shares, on a pro-rata basis, on an as-converted basis. In addition, the Company considers its unvested restricted Ordinary shares to be participating securities as the holders of the restricted Ordinary share would be entitled to dividends that would be distributed to the holders of Ordinary shares and are subject to contingent criteria as stated in at Note 11. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities.

The Company’s basic net loss per share is calculated by dividing net loss attributable to Ordinary shareholders by the weighted-average number of shares of Ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the as-if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of Ordinary shares are anti-dilutive.

v.       Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC No. 718, “Compensation-Stock Compensation”. ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model.

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line attribution method over the requisite service period of each of the awards. The Company recognizes forfeitures of awards as they occur. For graded vesting awards, the Company recognizes compensation expenses based on the straight-line method over the requisite service period.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its share-options awards. The option-pricing model requires several assumptions, of which the most significant are the expected share price volatility and the expected option term (See Note 11).

w.      Recently Adopted Accounting Pronouncements

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflects this election.

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, ASU 2020-06 removes from GAAP the liability and equity separation model for convertible instruments with a cash conversion feature and a beneficial conversion feature, and as a result, after adoption, entities will no longer separately present in equity an embedded conversion feature for such debt. Similarly, the embedded conversion feature will no longer be amortized into income as interest expense over the life of the instrument. Instead, entities will account for a convertible debt instrument wholly as debt unless (1) a convertible instrument contains features that require bifurcation as a derivative under ASC Topic 815, Derivatives and Hedging, or (2) a convertible debt instrument was issued at a substantial premium. Additionally, the amendments in this update remove certain conditions that should be considered in the derivatives scope exception evaluation under Subtopic 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted for fiscal years beginning after December 15, 2020 and can be adopted on either a fully retrospective or modified retrospective basis. The Company early adopted ASU 2020-06 as of January 1, 2021 using the modified retrospective approach. The adoption did not have a material impact on the Company’s consolidated financial statements.

x.      Recently Issued Accounting Pronouncements Not Yet Adopted:

In February 2016, the FASB issued ASU 2016-02 — Leases, requiring the recognition of lease assets and liabilities on the balance sheet. The standard: (a) clarifies the definition of a lease; (b) requires a dual approach to lease classification similar to current lease classifications; and (c) causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease-term of more than 12 months. The standard is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company does not expect a material impact of the new guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326), Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company beginning January 1, 2023. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 3:-   OTHER RECEIVABLES AND PREPAID EXPENSES
	December 31,
	2021	2020
Deposits *)	$588	$281
AII grants receivable	120	83
Prepaid expenses **)	1,188	119
Governmental institutions	116	25
Receivables from hotel service providers	496	—
Other	7	7
	$2,515	$515

____________

*)       Deposits to hotel service providers, as per contract, are designed to enable the service to the Company. The deposits are applied or repaid upon termination of Company’s engagement with the relevant hotel service provider as determined in the agreements.

**)     Includes pre-payments to hotel service providers on account of the ability of the Company to receive service. Such pre-payments are applied by the hotel service provider once the Company accrues debt, after the check-in of the travelers as determined in the agreements.

NOTE 4:-   PROPERTY AND EQUIPMENT, NET

Composition of property and equipment is as follows:
	December 31,
	2021	2020
Cost:
Computers and peripheral equipment	$103	$62
Office furniture and equipment	3	2
	106	64
Accumulated depreciation:
Computers and peripheral equipment	56	35
Office furniture and equipment	2	—
	58	35
Depreciated cost	$48	$29

Depreciation expenses for the years ended December 31, 2021 and 2020 were $23 and $17, respectively.

NOTE 5:-   INTANGIBLE ASSETS

In July 2020, the Company completed the acquisition of technology from an Israeli company in the travel industry, for a total consideration of approximately $896 (net of acquisition cost). The technology is amortized over 3 years.

Amortization expense for the years ended December 31, 2021 and 2020 amounted to $299 and $124, respectively, and is included in cost of revenues.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 6:-   OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES
	December 31,
	2021	2020
Paycheck protection program loan(1)	$—	$21
Employees liabilities	468	253
Accrued expenses	273	37
Government institutions	4	5
	$745	$316

____________

(1)      See Note 7d regarding the United States Small Business Administration assistance to businesses and loans provided.

NOTE 7:-   LONG-TERM LOANS

a.      During January 2021 Simple Agreements for Future Equity were signed with several new and existing investors for a total of $2,000, of which $325 was received as an advance during December 2020 and the remaining balance received by March 2021 (“SAFE”). The SAFE amount bears no interest and has no maturity date.

Pursuant to the applicable agreements, the SAFE automatically converts into Preferred shares upon a future equity financing of at least $3,000 in which the Company sold such Preferred shares. The number of Preferred shares into which the SAFE would convert would be SAFE amount divided by the lower of (i) per-share price of the Preferred share issued in the financing less a discount of 10%, and (ii) a per-share price obtained by dividing a valuation cap of $21,000 by the Company’s capitalization, on a fully diluted basis, immediately prior to the equity financing, excluding the SAFE, any other SAFEs and convertible loans (the “Company Capitalization” and the “Safe Price”, respectively); provided however, that in no event shell the conversion price be less than a per-share price obtained by dividing $19,500 by the Company Capitalization, unless the equity financing is made at a valuation which is lower than $19,500, in which event the SAFE will convert at the same per-share price as that determined in such equity financing. The number of shares that could be issued upon conversion SAFE is not limited.

Upon an event of liquidation (e.g., change in control or initial public offering (which includes a merger transaction with a SPAC) or dissolution), SAFE holders can choose to either receive cash payment equal to their respective SAFE investment amount or receive from the Company a number of Ordinary Shares equal to the SAFE investment amount divided by a per-share price obtained by dividing a valuation cap of $21,000 by the Company capitalization, on a fully diluted basis, immediately prior to the event of liquidation. If an investor has not made a choice with 7 days, the second option will apply automatically (i.e. the investor will receive the shares).

Upon an event of dissolution, SAFE holders can choose to either receive cash payment equal to their respective SAFE investment amount or receive from the Company a number of the most senior class of Company shares existing at such time, obtained by dividing their respective SAFE investment amount by price per-share equal to the Safe Price. Such right will be senior to the rights of Company’s shareholders to receive payment on dissolution, and shall be pari-passu and pro-rata among the SAFE investors.

SAFE holders, by virtue of the SAFE, do not have dividend or voting rights prior to the conversion of the SAFE into shares of the Company.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 7:-   LONG-TERM LOANS (cont.)

The SAFE are liabilities pursuant to ASC 480-10-25-8 since the SAFE embody an obligation that is indexed to an obligation to repurchase the Company’s shares (the Company may be obligated to repurchase the SAFE if a change in control occurs, which is not under the Company’s control). Under a change in control scenario, the Company will be required to transfer assets. Therefore, the SAFE are required to be initially and subsequently measured at fair value with changes in fair value recognized in earnings pursuant to ASC 480-10-30-7 and ASC 480-10-35-5. The Company recorded a change in fair value adjustment of $25,207 in the consolidated statement of operations for the year ended December 31, 2021.

The fair value of the SAFE as December 31, 2021 is $27,207. See also Note 14.

b.      During March 2021, the Company signed a loan agreement with Discount Capital (the “Loan Agreement”), under which the Company borrowed $3,000, for working capital. Under the Loan Agreement, the Company undertook to repay the loan over a period of 36 months. During the first six months after the closing date the Company pays interest only, at 11.5% annually, and thereafter until the end of the repayment period, the loan will be repaid in 30 equal monthly installments of 3% of the principal amount.

As part of the terms of the loan, if the Company meets the terms as specified in the Loan Agreement, the Company will be entitled to an increase in the loan by $1,000 (the “Additional Loan”). The Additional Loan will be repaid in equal monthly installments, each in an amount equal to the amount of the Additional Loan divided by the number of interest months remaining in the term of the initial loan described in the preceding paragraph immediately after receiving the Additional Loan.

In addition, as part of the terms of the Loan Agreement, the Company granted to Discount Capital, a Warrant to purchase 20,591 Preferred A shares at an exercise price of $36.909. The Warrant can be exercised for 7 years from its grant or at the consummation of a qualified acquisition as specified in the Warrant, whichever is earlier.

The Company has determined that the Loan Agreement contained three, legally detachable and separately exercisable, freestanding financial instruments: The term loan, the Financial Commitment Asset (“FCA”) (the right to receive additional financing) and the Warrant.

Pursuant to the Loan Agreement, in the event that the Company raises more than $10,000 in an equity financing, the monthly repayment amount of the principal for 6 months will be reduced to 2% instead of 3%. The deferred principal payments will be paid at maturity. The Company has concluded that the deferral of the principal payments’ feature is not considered clearly and closely related to debt host instrument and meet the definition of a derivative pursuant to ASC 815. Consequently, the Company bifurcated the embedded derivative component (“Reduced Principal payment derivative”) from the debt host instrument, measured at fair value through earnings with changes in fair value classified as financial expenses (income). For presentation purposes, the embedded derivative is presented as part of the loan in the consolidated balance sheets (See Note 14).

The Warrant was classified as a liability pursuant to ASC 480 as the underlying shares are contingently redeemable in an event that is not under the Company’s control and was measured at fair value through earnings (See Note 14).

The FCA was classified as an asset since the underlying of the FCA is a debt instrument and therefore, the FCA is not considered indexed to the Company’s own equity pursuant to ASC 815-40. The FCA was measured at fair value through earnings (See Note 14). In July 2021, the Company exercised the FCA and received an additional loan of $1,000.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 7:-   LONG-TERM LOANS (cont.)

The initial $3,000 of proceeds received pursuant to the Loan Agreement were allocated to the Warrant, to the FCA and to the embedded derivative at fair value with the residual proceeds in the amount of $2,733 were allocated to the term loan, creating a debt discount which will be amortized using the effective interest method.

c.      On October 13, 2021, the Company signed a second loan agreement with Discount Capital (the “Second Loan Agreement”), under which the Company borrowed additional $1,500 for funding the Company’s expenses incurred in relation to the merger transaction then being negotiated, which bears an interest at an annual rate equal to 7% and shall be repaid over a period of 27 months commencing from January 2022.

As part of the terns of the loan, if the Company meets the terms as specified in the Second Loan Agreement, the Company will be entitled to an increase in the loan by another $1,500 (the “New Additional Loan”). The New Additional Loan will be repaid in equal monthly installments, each in an amount equal to the amount of the New Additional Loan divided by the number of interest months remaining immediately after receiving the New Additional Loan.

In addition, as part of the terms of the Second Loan Agreement, the Company granted an additional Warrant to Discount Capital, according to which Discount Capital is entitled to purchase 2,400 Preference A share of the Company at its par value of NIS 0.01 per share, and can be exercised for 7 years from its grant or at the consummation of a qualified acquisition as specified in the such additional Warrant, whichever is earlier. If the Company does not consummate an equity capital raise reflecting a Company pre money valuation of at least $100,000 during the first 6 months following the agreement date, then, the Company shall grant Discount Capital an additional Warrant to purchase additional 1,200 Preferred A shares at the par value of NIS 0.01 per share.

At the earlier of (i) the lapse of 6 months from the loan withdrawal, and (ii) consummation of the merger transaction then being negotiated, the Company shall pay Discount Capital a one-time fee at the amount of $200 (“One Time Fee”).

The Company has determined that the Second Loan Agreement contained three, legally detachable and separately exercisable, freestanding financial instruments: The term loan, the Financial Commitment Asset (“FCA”) (the right to receive additional financing) and the Warrant.

The Warrant was classified as a liability pursuant to ASC 480 as the underlying shares are contingently redeemable in an event that is not under the Company’s control and was measured at fair value through earnings (See Note 14).

The FCA was classified as an asset since the underlying of the FCA is a debt instrument and therefore, the FCA is not considered indexed to the Company’s own equity pursuant to ASC 815-40. The FCA was measured at fair value through earnings (See Note 14).

The initial $1,500 of proceeds received pursuant to the amendment to the Financing Agreement were allocated to the Warrant and to the FCA at fair value with the residual proceeds in the amount of $895 were allocated to the term loan, creating a debt discount which will be amortized using the effective interest method.

d.      On May 6, 2020 and March 31, 2021, the Company’s United States subsidiary, Splitty Inc., received loans in the amount of approximately $21 and $87.5, respectively, pursuant to the Paycheck Protection Program (the “PPP”), a program implemented by the U.S. Small Business Administration (the “SBA”) under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) (the “PPP Loan”). The PPP provides for loans to qualifying businesses for amounts

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 7:-   LONG-TERM LOANS (cont.)

up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loan and accrued interest are forgivable after eight weeks if the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities. The amount of loan forgiveness may be reduced if the borrower terminates employees or reduces salaries during the eight-week period. The unforgiven portion of the PPP loan is payable over 5 years at an interest rate of 1% with a deferral of payments for the first six weeks.

The Company used the proceeds for purposes consistent with the PPP.

On April 16, 2021, Splitty Inc. received confirmation from the SBA that the PPP loan in the amount of approximately $21 had been forgiven in full including all interest accrued. On September 14, 2021, Splitty Inc. received confirmation from the SBA that the PPP loan in the amount of approximately $87.5 had been forgiven in full including all interest accrued. Accordingly, the Company recognized $109 of financial income for the debt extinguishment pursuant to ASC 470-50-15-4 for the year ended December 31, 2021.

e.      During December 2021, the Company signed SAFEs for an amount of $4,000 (“2021 SAFE”), to be received once the Company sign a definitive Business Combination agreement with an approved corporation (“BCA”) as well as a subscription agreement for convertible notes in an aggregate amount of at least $75,000.

The 2021 SAFE would automatically convert into Ordinary shares upon a merger transaction or a future equity financing. The number of shares into which the 2021 SAFE would convert would be 2021 SAFE amount divided by the per-share price of the issued Ordinary share less a discount of 20%. The number of shares that could be issued upon conversion 2021 SAFE was not limited.

If the 2021 SAFE has not terminated or expired upon the lapse of 12 months from such time when a 2021 SAFE holder has actually invested in the Company, then, at any time thereafter, if there is an equity financing, the 2021 SAFE will convert to shares of the Company, of the same type as issued to the investors in the equity financing, by dividing the 2021 SAFE investment by a per-share price which is the lower of (i) the per-share price of the preferred shares issued in the financing less a discount of 20%, and (ii) a per-share price obtained by dividing a valuation cap of $600,000 by the Company capitalization, on a fully diluted basis, immediately prior to the equity financing, excluding the 2021 SAFE, any other Safes and convertible loans, and excluding increase in the option pool made in connection with such financing.

The number of shares that could be issued upon conversion of the 2021 SAFE was not limited.

If the 2021 SAFE has not terminated or expired upon the lapse of 12 months from such time when a 2021 SAFE holder has actually invested in the Company, then upon an event of liquidation (e.g., change in control or initial public offering), 2021 SAFE holders can choose to either receive cash payment equal to two times their respective 2021 SAFE investment amount, or receive from the Company a number of Ordinary Shares equal to the 2021 SAFE investment amount divided by a per-share price which is the lower of (i) a per-share price obtained by dividing a valuation cap of $600,000 by the Company capitalization, on a fully diluted basis, immediately prior to the event of liquidation, and (ii) the price per each share determined by reference to the aggregate purchase price paid or payable in connection with such liquidation with a 20% discount. If an investor has not made a choice with 7 days, the share issuance option will apply automatically (i.e. the investor will be issued with shares and not get cash payment).

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 7:-   LONG-TERM LOANS (cont.)

Upon dissolution, each of the 2021 SAFE holders would be entitled to receive cash payment equal to such investor’s 2021 SAFE investment amount. Such right will be senior to the rights of Company’s shareholders to receive distribution, and shall be pari-passu and pro-rata among the 2021 SAFE investors.

2021 SAFE holders by virtue of the 2021 SAFE, do not have dividend or voting rights as long as the 2021 SAFE hasn’t been converted into shares of the Company.

See also Note 16 for subsequent event.

NOTE 8:-   COMMITMENTS AND CONTINGENT LIABILITIES

a.      The Company and its subsidiaries lease their facilities and motor vehicles in Israel and the United States under various operating lease agreements that expire on various dates.

Aggregate minimum monthly rental commitments for continuing operations under the Company’s leases are immaterial. Expenses for lease of facilities for the years ended December 31, 2021 and 2020 were $118 and $88, respectively. Expense for the lease of motor vehicles for the years ended December 31, 2021 and 2020 were $28 and $25, respectively.

b.      The Company has an obligation to pay royalties for research and development grants received from the IIA. The royalty payments are subject to sales from products developed with supporting funds provided by the IIA. The Company is not obligated to pay royalties or repay the grants if it does not have any sales from products developed with IIA support. The royalty rate is 3% and is payables until the full return of the U.S. dollar-linked value of the grant, plus interest at the rate of 12-month LIBOR. As of December 31, 2021 and 2020, the Company has a contingent obligation to the IIA in the amount of $913 and $1,084 (excluding interest), respectively.

c.      Financial Covenants

Pursuant to the Loan Agreement and Second loan agreement with Discount Capital (Note 7b and 7c), the Company has committed to the following financial covenants towards:

•        Once Discount Capital shall have utilized any portion of the Cushion Deposit, Company shall have 60 days from the receipt the applicable utilization notice to make the Cushion Deposit whole again

•        Company shall maintain in its bank accounts an aggregate amount of unrestricted cash or cash equivalents in an amount of at least $500 (“Minimum Cash Amount”).
Once, following the Loan Agreement closing, the Company shall have consummated raising equity capital in an aggregate amount exceeding $5,000, the Minimum Cash

Amount shall be changed from time to time such that it shall, at all times during any calendar quarter, be at least equal to the higher of (i) the aggregate cash flow burned by the Company on a consolidated basis during the immediately preceding calendar quarter, and (ii) $500.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 8:-   COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

In the event that in light of the financial condition of the Company or the market terms the Company shall reduce the aggregate amount of all of its deposits as determined in Loan Agreement (whether existing or future), the Minimum Cash Amount shall be further increased as set in the Loan Agreement.

•        The Monthly Gross Bookings Value, as defined in the Loan Agreement, as of the end of any two consecutive calendar months shall not decrease by more than 50% compared to the Base Monthly Gross Bookings Value as determined in Loan Agreement (“Base Monthly Gross Bookings Value”), and (ii) the monthly Gross Booking Value as of the end of any six consecutive calendar months shall not decrease by more than 20% compared to the Base Monthly Gross Booking Value.

•        Commencing on the Additional Loan disbursement date and at any time thereafter the simple average of Monthly Profitability, as determined in Loan Agreement, during any three months period shall at all times be positive (i.e., more than zero); and Monthly Booking Value of the Company at any calendar month shall exceed $5,000.

•        Until the consummation by the Company of an equity round in an aggregate amount exceeding $7,500, the Monthly Revenues to Bookings Ratio, as determined in Loan Agreement, in each calendar month following the Loan Agreement closing shall not be less than 50% of the Determining Ratio as determined in Loan Agreement.

As of December 31, 2021 the Company is in compliance with these covenants.

In addition, the Company granted a first-ranking floating and fixed charge on all of its property and assets, and all its current rights and those that will belong to it at any time in the future or will be acquired by or owned by it in the future, and all profits and benefits derived therefrom for full and timely payment, including, without prejudice to the generality of the foregoing, the rights in the property, and in the assets and any other right as specified in the loan agreement.

d.      As part of the credit cards in the Company’s possession, the Company set a lien on a deposit account in favor of Bank Leumi Le Israel Ltd., in the amount of $50.

e.      Legal Proceedings

On August 20, 2021, an unaffiliated third party filed suit against Splitty Inc., the Company and its hotel service provider, seeking an amount between $50 to $75, including claims of unfair trade practices and tortious interference with contract.

In October 2021, the Company received a notice of voluntary dismissal without prejudice.

The Company is not currently a party, as plaintiff or defendant, to any legal proceedings that, individually or in the aggregate, are expected by the Company to have a material effect on its financial statements. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, then the estimated loss is accrued by the Company to the consolidated statement of operation. These accruals are reviewed at least yearly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a matter.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 9:-   PREFERRED SHARES AND ORDINARY A SHARES

Composition of Preferred shares and Ordinary A shares:
	December 31, 2021		December 31, 2020
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary A shares	74,220	65,814	74,220	65,814
Preferred A shares	242,000	201,712	226,000	201,712
Preferred A-1 shares	14,000	13,423	14,000	13,423
Preferred A-2 shares	64,978	64,588	64,978	64,588
	395,198	345,537	379,198	345,537

The Company’s Preferred shares and Ordinary A shares have various rights, privileges and preferences as follows:

Liquidation Preference:

Holders of Preferred A, Preferred A1 and Preferred A2 (collectively, the “Preferred shares”) have liquidation preference over the holders of Ordinary A shares and Ordinary shares, such that each holder of Preferred shares is entitled to receive, upon liquidation event (e.g., change in control), the higher of (i) the price per share paid by it per each Preferred share plus interest thereon at a rate per annum equal to 12% compounded annually plus all declared but unpaid dividends thereon, less any amount paid (or value of asset distributed) as dividends in respect of such share in preference over the Ordinary A shares and Ordinary shares, and (ii) its pro-rata amount if he had participated in the distribution of funds, on a pro-rata and pari-passu basis with all other shareholders (including holders of Ordinary A shares and Ordinary shares), on an as-converted basis.

Holders of Ordinary A shares (“Ordinary A shares”) have liquidation preference over the holders of Ordinary shares but are junior to the preference of the Preferred shares, such that each holder of Ordinary A shares is entitled to receive, upon liquidation event, the higher of (i) the price per share paid by it per each Ordinary A shares plus all declared but unpaid dividends thereon, less any amount paid (or value of asset distributed) as dividends in respect of such share in preference over the Ordinary shares, and (ii) its pro-rata amount if he had participated in the distribution of funds, on a pro-rata and pari-passu basis with all other shareholders (including holders of Preferred shares and Ordinary shares), on an as-converted basis.

Following the full payment of the entire preferred preference to the holders of Preferred shares and Ordinary A shares, the holders of the Ordinary shares will be entitled to receive the remaining distribution proceeds (if any), pro rata based on the number of Ordinary shares held by each such holder.

Dividend:

The Preferred share and Ordinary A shares are intitled to dividend only when and if declared by the Company’s Board of Directors. Each holder of Preferred shares shall be entitled to receive, on a pari-passu basis as between all classes of Preferred shares but in preference to the holders of the Ordinary A shares and the Ordinary shares, to a non-cumulative dividend, if and when declared by the Board, in an amount equal to 8% of the price per share paid by for the Preferred share.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 9:-   PREFERRED SHARES AND ORDINARY A SHARES (cont.)

After payment in full of all amounts payable and distributable to the holders of the Preferred shares, each holder of Ordinary A shares shall be entitled to receive, on a pari-passu basis as between all Ordinary A shares but in preference to the holders of the Ordinary shares, to a non-cumulative dividend, if and when declared by the Board, in an amount equal to the price per share paid by for the Ordinary A share.

Conversion:

Each Preferred share and Ordinary A share is convertible, at the option of the holder at any time, into the number of the Company’s Ordinary shares as is determined by dividing the original issuance price for such series of Preferred shares and Ordinary A shares by the conversion price for such series of Preferred share and Ordinary A shares that is in effect at the time of conversion. The initial price for the series of Preferred share and Ordinary A shares is the original issue price for such series of Preferred shares and Ordinary A shares. The applicable conversion price of each series of Preferred shares or Ordinary A shares is subject to adjustment upon stock splits or combination and recapitalizations.

Each series Preferred shares and Ordinary A shares shall respectively automatically be converted into Ordinary share upon the earlier of: (i) the date, or the occurrence of an event, specified by vote or written consent of the holders of more than fifty percent (50%) of the then issued and outstanding, at the then effective conversion price, upon the closing of the sale of the Company’s Ordinary shares to the public in a firm commitment underwritten public offering, at a pre-money valuation of at least $369.089 with gross proceeds of at least $16,000 to the Company.

Voting:

Each of the series of Preferred shares and Ordinary A shares are entitled to one vote for each Company’s Ordinary shares into which such series of Preferred shares and Ordinary A shares could be converted.

Redemption:

The Preferred share and Ordinary A shares are redeemable upon the occurrence of a liquidation event. The Preferred shares and Ordinary A shares are not redeemable on a fixed date or upon a contingent event that is certain to occur.

a.      Classification

In liquidation event (e.g., change in control) the liquidation preference provisions of the Preferred shares and Ordinary A shares are considered contingent redemption provisions that are not solely within the Company’s control. Accordingly, the Preferred shares and Ordinary A shares have been presented outside of permanent equity in the temporary equity (mezzanine) section of the consolidated financial statements.

As of December 31, 2021 and 2020, the Company did not adjust the carrying values of the Preferred shares and Ordinary A shares to the deemed liquidation values of such shares since a liquidation event was not probable. Subsequent adjustments to increase the carrying values to the ultimate liquidation values will be made only when it becomes probable that such a deemed liquidation event will occur.

b.      In September and October 2020, the Company issued 29,667 Preferred A shares of NIS 0.01 par value and 14,838 warrants (“Investors Warrants”) to existing shareholders for a total consideration of $1,092, net of $3 issuance expenses. At the time of closing the Company recorded an increase in mezzanine in respect of share of $806 (net of issuance expenses) and a liability in respect of warrants at the amount of $286 (net of issuance expenses).

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 9:-   PREFERRED SHARES AND ORDINARY A SHARES (cont.)

The Investors Warrants are exercisable to 14,838 Preferred A shares of NIS 0.01 par value with an exercise price of $36.9. The Investors Warrants can be exercised for 48 months from the date of the closing. These warrants were classified as liabilities, initially and subsequently measured at fair value through earnings pursuant to ASC 480 as the underlying shares are contingently redeemable in an event not under the Company’s control.

NOTE 10:- SHAREHOLDERS’ EQUITY

Ordinary shares of the Company confers on their holders voting rights, rights to receive dividends, rights to receive a distribution of assets upon liquidation and certain other rights as described in the Company’s amended and restated articles and under the Israeli Companies Law, 5759-1999.
	December 31, 2021		December 31, 2020
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares	604,780	119,977	620,780	119,977

During 2021, the Company’s board of directors and shareholders approved the reclassification of 16,000 authorized Ordinary shares to 16,000 authorized Preferred A shares.

NOTE 11:- SHARE BASED COMPENSATION

a.      During 2019, as part of a private placement, the Company entered into an agreement with three of its founders (the Company’s CEO, CTO and VP of Research) to repurchase shares, according to which the Company has the right to repurchase 42,003, 16,699 and 15,268 Ordinary share of the Company, respectively, without consideration. The repurchase agreement stipulates a graded vesting period over 4 years, during which the restricted shares will vest, as detailed below: 25% of the restricted shares shell vest on the first anniversary and the remining 75% restricted shares will vest on a monthly basis for the next three years. The Company has no rights with respect to the vested shares. As of December 31, 2021 the total number of shares that have vested are 28,877, 11,481 and 10,496, respectively, and the remaining restricted shares are 13,126, 5,218 and 4,772, respectively. The value of the benefit resulting from the repurchase agreement is $1,300.

b.      In September 2019, the Board of Directors of the Company adopted the Company’s 2019 Employee Share Option Plan (“ESOP”). The plan provides for the grant of up to 44,946 options to purchase Ordinary share of the Company to employees, officers, directors and consultants of the Company. Options granted under the ESOP expire 10 years from the date of grant. The options generally vest 25% on the first anniversary and the remaining vest on a monthly basis over the course of the following 36 months.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 11:- SHARE BASED COMPENSATION (cont.)

A summary of the Company’s share option plan activity is as follows:
	Number of options	Weighted average exercise price	Weighted average Remaining Contractual Life (Years)	Aggregated Intrinsic Value (thousand)
Outstanding as of January 1, 2020	25,724	$13.17	7.52	$76

Granted	7,401	$16.38
Exercised	—	$—
Forfeited	(592)	$17.35

Outstanding as of December 31, 2020	32,533	$13.82	7.8	$79

Granted	8,359	$17.35
Exercised	—	—
Forfeited	—	—

Outstanding as of December 31, 2021	40,892	$14.55	8.11	$372

Exercisable as of December 31, 2020	16,866	$11.73	7.75	$69
Exercisable as of December 31, 2021	26,517	$14.82	7.9	$163

The fair value of share options granted during the years ended December 31, 2020 and 2021 were estimated at the date of grant using the Black-Scholes option-pricing model, assuming the following weighted average assumptions:
	2021	2020
Average Exercise price (Doller)	17.35	17.35
Expected volatility (%)	55.57% – 73.11%	80%
Risk-free interest rate (%)	0.76% – 1.15%	0.49% – 0.69%
Expected term (Years)	6.25	6
Expected dividend yield (%)	—	—

Exercise price:

In determining the exercise prices for share options granted, the board of directors considered the fair value of the Company Ordinary share as of each grant date. The fair value of the Company Ordinary share underlying the share options was determined by management and approved by the Company’s board of directors. Management has determined fair value of a Ordinary share at the time of grant of the option by considering a number of objective and subjective factors including financing investment rounds, operating and financial performance, the lack of liquidity of share capital, the effect of the rights and preferences of the Company Preferred shareholders and general and industry specific economic outlook, amongst other factors. The Company’s management determined the fair value of Ordinary share based on valuations performed using the Option Pricing Method (“OPM”) and the Probability Weighted Expected Return Method (“PWERM”) subject to relevant facts and circumstances.

Expected volatility:

As the Company is privately owned, there is not sufficient historical volatility for the expected term of the share options. Therefore, the Company uses an average historical share price volatility based on an analysis of reported data for a peer group of comparable publicly traded companies which were selected based upon industry similarities.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 11:- SHARE BASED COMPENSATION (cont.)

Expected term (years):

Expected term represents the period that the Company’s option grants are expected to be outstanding. There is not sufficient historical share exercise data to calculate the expected term of the share options. Therefore, the Company elected to utilize the simplified method to value option grants. Under this approach, the weighted-average expected life is presumed to be the average of the shortest vesting term and the contractual term of the option.

Risk-free interest rate:

The Company determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

Expected dividend yield:

The Company does not anticipate paying any dividends in the foreseeable future. Thus, the Company used 0% as its expected dividend yield.

As of December 31, 2021 and 2020, unrecognized compensation costs related to share options was $891 and $349, respectively, which was expected to be recognized over a weighted average period of 3 years and 3 years, respectively.

The weighted average grant date fair value of options granted during the years ended December 31, 2021 and 2020 was $21.37 and $13.41, respectively.

The share-based compensation expense by line item in the accompanying consolidated statements of operations is summarized as follows:
	December 31,
	2021	2020
Research and development, net	$198	$168
Sales and marketing	73	59
General and administrative	192	186
	$463	$413

NOTE 12:- TAXES ON INCOME

a.      Corporate tax rates in Israel:

The corporate tax rate in Israel in 2018 thereafter is 23%.

b.      Income tax on US subsidiary:

The Company’s US subsidiary is subject to U.S. federal tax at the rate of 21%.

c.      Tax assessments:

The Company and its subsidiaries have not received final tax assessments since its incorporation.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME (cont.)

d.      Loss before income taxes is comprised as follow:
	December 31
	2021	2020
Domestic (Israel)	$(53,499)	$(3,759)
Foreign	21	23
	$(53,478)	$(3,736)

e.      Income taxes are comprised as follow:
	December 31
	2021	2020
Current
Domestic	—	—
Foreign	$6	$5
	$6	$5

f.       Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The approximate amount of the Company’s deferred tax assets and liabilities are as follow:
	December 31,
	2021	2020
Deferred tax asset:
Vacation accrual	$24	$25
R&D deferred expenses	150	370
Intangible assets	63	18
Operating loss carryforward	3,633	1,693
Valuation allowance	(3,840)	(2,106)
Total deferred tax asset net	30	—

Deferred tax liability
Long term loan	(30)	—
Total deferred tax liability	(30)	—
	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable loss and projections for future taxable losses over the period in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences as of December 31, 2021 and 2020 and accordingly, a full valuation allowance has been maintained and no deferred tax assets were shown in the accompanying balance sheet.

As of December 31, 2021, the Company has net operating loss carryforwards for Israeli income tax purposes of $7,608, which may be offset indefinitely against future taxable income.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME (cont.)

g.      The reconciliation of the tax benefit at the Israeli statutory tax rate to the Company’s income taxes is as follows:
	December 31,
	2021	2020
Israel tax provision at statutory rate	23.0%	23.0%
Non-deductible fair value valuations expenses	(18.8)%	(0.6)%
Non-deductible stock compensation	(0.2)%	(2.5)%
Change in valuation allowance	(3.99)%	(19.8)%
Effective tax rate	0.01%	0.1%

h.      Uncertain tax positions:

The Company has reviewed the tax positions taken, or to be taken, in the Company’s tax returns for all tax years currently open to examination by a taxing authority. As of December 31, 2021 and 2020, the Company has not recorded any uncertain tax position liability.

NOTE 13:- SEGMENTS, GEOGRAPHIC AND REVENUES INFORMATION

Operating segments:

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker, which is the Company’s chief executive officer, in deciding how to make operating decisions, allocate resources and assess performance. The Company’s chief operating decision maker allocates resources and assesses performance at the consolidated level.

Geographical information:

Revenue disaggregated by geography, based on the billing address of the Company’s traveler, consists of the following (the Company does not generate any revenue in Israel):
	December 31,
	2021	2020
United States	$13,774	$1,115
Canada	387	37
United Kingdom	229	3
Other	678	49
	$15,068	$1,204

The geographical area of all long-lived assets for the years ended December 31, 2021 and 2020 is Israel for all periods.

Revenue disaggregated by customers are generated from booking-related activities as follows:

	December 31,
	2021	2020
Fees received from the traveler	$14,519	$1,204
Fees earned from hotel service provides	549	—
	$15,068	$1,204

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 14:- FAIR VALUE MESUREMENTS

The following table presents information about the Company’s financial instruments that are measured at fair value on a recurring basis:
		December 31,
	Level	2020	2021
Financial liabilities:
SAFE	3	$27,207	$325
Warrant liability	3	19,346	383

Financial assets:
FCA	3	(203)	—
Reduced principal payment derivative	3	(16)	—
		$46,334	$708

The fair value measurement of the SAFE, warrant liability, FCA and reduced principal payment derivative are measured using unobservable inputs that require a high level of judgement to determine their fair value, and thus are classified as Level 3 financial instruments. The Company estimates the fair value of SAFE and warrant liability using the Monte Carlo simulation model, the Black-Scholes option-pricing model and the Probability Weighted Expected, respectively.

The Company estimates the fair value of the FCA and reduced principal payment derivative using the Probability Weighted Expected Return Method

The key inputs used in the valuation of the SAFE (see also Note 7a) as of December 31, 2021 and at the initial measurement date:
Input	December 31, 2021	January 2021 Initial measurement
Expected fair value per share of Preferred shares	$68.10	$54.94
Expected fair value per share of Ordinary shares	$38.53	$41.43
Probability of equity financing occurrence	5%	50%
Probability of liquidity event occurrence	95%	50%
Probability of dissolution occurrence	0%	0%
Discount upon conversion to Preferred share	10%	10%
Time to liquidity (years)	0.5	1
Risk-Free Interest	0.19%	0.1%
Underlying asset volatility	62.67	102.9%

The key inputs used in the valuation of the investor warrant liability (see also Note 9b) as of December 31, 2021 and 2020 and at the initial measurement date:
Input	December 31, 2021	December 31, 2020	September 30, 2020 Initial measurement
Exercise price	$36.91	$36.91	$36.91
Time to liquidation (years)	0.5	1	1.25
Risk free rate	0.19%	0.1%	0.01%
Expected Volatility	62.67%	102.9%	118.4%
Probability of initial public offering occurrence	95%	50%	50%
Probability of equity financing occurrence	5%	50%	50%

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 14:- FAIR VALUE MESUREMENTS (cont.)

The key inputs used in the valuation of the Discount warrant liability (see also Note 7b and Note 7c) as of December 31, 2021, and at the initial measurement date:
Input	December 31, 2021	October 13, 2021 Initial Measurement	March 25, 2021 Initial Measurement
Exercise price	$0.01 – $36.909	$0.01	$36.909
Time to liquidation (years)	0.5	0.22	0.75
Risk free rate	0.19%	0.05%	0.06%
Expected Volatility	62.67%	59.65%	93.96%
Probability of initial public offering occurrence	95%	60%	50%
Probability of equity financing occurrence	5%	40%	50%

Reduced Principal payment derivative:

As stated in Note 7b, in the event that the Company raises more than $10,000 in an equity financing, the monthly repayment amount of the loan principal amount for 6 months will be reduced to 2% instead of 3%.

The fair value of the reduced principal payment derivative fair value was calculated as the difference between the fair value of the primary loan with the expected principal payments decrease, and the fair value of the primary loan without the expected principal payments decrease.

Financial commitment asset:

As stated in Note 7b, the Loan Agreement includes the right to receive additional financing, FCA, which the Company measured at fair value, and classified as Level 3 financial instrument. As of March 25, 2021 (the initial measurement date) the FCA fair value amounted to $122, and at the expiration date on July 13, 2021 the FCA fair value was $65.

As stated in Note 7c, the Loan Agreement includes the right to receive additional financing, FCA, which the Company measured at fair value, and classified as Level 3 financial instrument. As of October 13, 2021 (the initial measurement date) the FCA fair value amounted to $134.

The following table presents the summary of the changes in the fair value of our Level 3 financial instruments:
SAFE
Balance as of January 1, 2020	$—
Issuance of SAFE	325
Balance as of December 31, 2020	325
Issuance of SAFE	1,675
Change in fair value	25,207
Balance as of December 31, 2021	$27,207

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 14:- FAIR VALUE MESUREMENTS (cont.)

Warrant liability
Balance as of January 1, 2020	$—
Issuance of investors warrants	286
Change in fair value	97
Balance as of December 31, 2020	383
Issuance of Discount warrants	1,144
Change in fair value	17,819
Balance as of December 31, 2021	$19,346
	FCA	Reduced Principal payment derivative
Balance as of December 31, 2020	$—	$—
Issuance of FCA	256	16
Change in fair value	(12)	*	)
Exercise of FCA	(65)	—
Balance as of December 31, 2021	$203	$16

____________

*)       Represents an amount lower than $1.

NOTE 15:- LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share attributed to the Ordinary shareholders for the periods presented:
	Year ended December 31,
	2021	2020
Numerator:
Net loss attributable to the Company Ordinary shareholders	$53,484	$3,741

Denominator:
Weighted average stock used in computing net loss per share attributed to Ordinary shareholders, basic and diluted	87,487	65,639
Net loss per share attributable to Ordinary shareholders, basic and diluted:	$(611.33)	$(56.99)

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 15:- LOSS PER SHARE (cont.)

The potential Ordinary shares that were excluded from the computation of diluted net loss per shares attributable to Ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:
	Year ended December 31,
	2021	2020
Restricted Ordinary shares	23,116	41,608
Preferred shares	279,723	279,723
Common A share	65,814	65,814
Warrant liability	37,374	14,838
SAFE	51,989	8,448
Outstanding share options	40,892	32,533
Total	498,908	442,964

NOTE 16:- SUBSEQUENT EVENTS

a.      The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to September 6, 2022, the date that the financial statements were available to be issued.

b.      During January through July 2022, the Company signed additional SAFE agreements for an amount of $1,060 which amount has been received. Such SAFE agreements are under the same terms as the 2021 SAFE, and are deemed part of the same financing. See also Note 7e.

In addition, in February 2022 the Company signed two amendments to the 2021 SAFE agreements according to which: (i) the discount rate was changed from 20% to 25% (ii) the valuation cap for purposes of calculating conversion price was reduced to $400,000 instead of $600,000, and (iii) the requirement to obtain subscription of convertible notes, as condition precedent for the transfer of funds under the 2021 SAFE, was reduced to $30,000 instead of $75,000.

During June 2022, following the signing of the BCA and a subscription agreement under which a convertible note for the amount of $30,000 was subscribed for, the Company received the 2021 SAFE amount of $4,000. See also Note 7e.

c.      On January 25, 2022, the Company established a wholly owned subsidiary, Holisto MergerSub, Inc. (“Merger Sub”), a Cayman Islands exempted company, for the sole purpose of entering into the Business Combination Agreement described in Note 16e.

d.      On July 29, 2022, the Company granted Discount Capital an additional warrant to purchase additional 1,200 Preferred A Shares (see also Note 7c).

e.      On June 9, 2022, the Company entered into a Business Combination Agreement, as amended on August 17, 2022 and on January 1, 2023 (the “BCA”) among the Company, Merger Sub and Moringa Acquisition Corp, a Cayman Islands exempted company (“Moringa”). Pursuant to the BCA, among other things, Merger Sub will merge with and into Moringa, with Moringa surviving as a wholly-owned subsidiary of the Company, (the “Transaction”). Moringa is a special purpose acquisition company known as a SPAC. The Transaction is subject to several conditions as described in the BCA, including the approval of the Transaction by shareholders of Moringa and the Company. Upon consummation of the Transaction, the Company will become a public traded company. The former shareholders and warrant holders of Moringa will become shareholders and warrant holders of the Company.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data

NOTE 16:- SUBSEQUENT EVENTS (cont.)

Contemporaneously with the execution of the BCA, the Company, Moringa and an unaffiliated institutional investor (the “Investor”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) for a 5% secured senior convertible note in the amount of $30,000 with a maturity of two years, and 1,363,636 warrants to Ordinary share of the Company with an exercise price of $11.50 subject to adjustment as provided in the Financing Warrant.

The principal and interest amount are convertible at the lesser of: a) the fixed conversion price, of $11.00 per share, subject to adjustment, or (b) the greater of the Floor Price, which is initially $2.00 per share, or 90% of the market price at the date of exercise.

The $30,000 purchase price payable by the Investor for the Investor Note and Financing Warrant will be placed in a controlled account, which is controlled by a person designated by Investor and who takes instructions only from the Investor. Funds may be taken out of the Controlled Account and paid to the Investor if either a) money is due to the Investor, generally as a result of the Company’s non-compliance with one or more of its obligations under the various agreement with the Investor, or b) if the Investor has exercised its right to require the Company to redeem all or part of the Investor Note or c) the Investor believes that money is likely to be due to the Investor.

On September 5, 2022, the Company and Moringa terminated the Securities Purchase Agreement and the related agreements. In connection with the termination, the Company has an obligation to pay the Investor’s legal fees of $255.

- - - - - - - - - -

HOLISTO LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data
	June 30, 2022	December 31, 2021

	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,017	$2,754
Short term deposit	494	495
Funds held by clearing companies	5,028	9,188
Other receivables and prepaid expenses	7,044	2,515
Financial commitment asset	—	203
Total current assets	17,583	15,155

NON – CURRENT ASSETS:
Intangible assets, net	326	473
Property and equipment, net	62	48
Total non-current assets	388	521
Total assets	$17,971	$15,676

The accompanying notes are an integral part of the condensed consolidated financial statements.

HOLISTO LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
U.S. dollars in thousands, except share and per share data
	June 30, 2022	December 31, 2021
	Unaudited
CURRENT LIABILITIES:
Current maturity of long-term loan	$2,696	$2,105
Trade payables	5,524	5,602
Other accounts payable and accrued expenses	1,414	745
Advances from travelers	15,158	8,518
Deferred revenues	2,328	1,491
Total current liabilities	27,120	18,461

LONG-TERM LIABILITIES:
Long-term loan	1,510	2,985
SAFE	33,983	27,207
Warrant liability	21,114	19,346
Total long-term liabilities	56,607	49,538

COMMITMENTS AND CONTINGENT LIABILITIES:
Ordinary A Shares of NIS 0.01 par value – Authorized: 74,220 shares on June 30, 2022 (unaudited) and December 31, 2021; Issued and outstanding: 65,814 shares on June 30, 2022 (unaudited) and December 31, 2021	465	465
Preferred Shares of NIS 0.01 par value – Authorized: 320,978 shares on June 30, 2022 (unaudited) and December 31, 2021; Issued and outstanding: 279,723 shares on June 30, 2022 (unaudited) and December 31, 2021	10,000	10,000

SHAREHOLDERS’ DEFICIT:

Ordinary Shares of NIS 0.01 par value – Authorized: 604,780 shares on June 30, 2022 (unaudited) and December 31, 2021; Issued and outstanding: 119,977 shares on June 30, 2022 (unaudited) and December 31, 2021

	* )	* )
Additional paid in capital	1,515	1,290
Accumulated deficit	(77,736)	(64,078)
Total shareholders’ deficit	(76,221)	(62,788)
Total liabilities, Ordinary A Shares and Preferred Shares and shareholders’ deficit	$17,971	$15,676

____________

*)       Represents an amount less than $1.

The accompanying notes are an integral part of the condensed consolidated financial statements.

HOLISTO LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data
	Six months ended June 30,
	2022	2021
	Unaudited
Revenues	$16,539	$4,279
Cost of revenues	6,440	1,572
Gross profit	10,099	2,707

Research and development, net	2,716	1,055
Sales and marketing	14,166	4,169
General and administrative	1,609	817
Total operating expenses	18,491	6,041

Operating loss	8,392	3,334
Financial expenses, net	5,259	6,785
Loss before taxes on income	13,651	10,119
Taxes on income	7	8
Net loss	$13,658	$10,127

Net loss per share attributable to Ordinary Shares:
Basic and Diluted loss per Ordinary Share	$134.80	$122.26
Weighted-Average shares used in computing loss per share attributable to Ordinary Shares:
Basic and Diluted	101,321	82,829

The accompanying notes are an integral part of the condensed consolidated financial statements.

HOLISTO LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PREFERRED SHARES, ORDINARY A SHARES AND SHAREHOLDERS’ DEFECIT
U.S. dollars in thousands, except share and per share data
	Preferred Shares		Ordinary A Shares		Ordinary Shares				Additional paid-in capital	Accumulated deficit	Total shareholders’ deficit
	Number	Amount	Number	Amount	Number	Amount
Balance as of January 1, 2022	279,723	$10,000	65,814	$465	119,977	$	*	)	$1,290	$(64,078)	$(62,788)
Share based compensation	—	—		—	—		—		225	—	225
Net loss	—	—		—	—		—		—	(13,658)	(13,658)
Balance as of June 30, 2022 (unaudited)	279,723	10,000	65,814	$465	119,977	$	*	)	$1,515	$(77,736)	$(76,221)
	Preferred Shares		Ordinary A Shares		Ordinary Shares				Additional paid-in capital	Accumulated deficit	Total shareholders’ deficit
	Number	Amount	Number	Amount	Number	Amount
Balance as of January 1, 2021	279,723	$10,000	65,814	$465	119,977	$	*	)	$827	$(10,594)	$(9,767)
Share based compensation	—	—	—	—	—		—		212	—	212
Net loss	—	—	—	—	—		—		—	(10,127)	(10,127)
Balance as of June 30, 2021 (unaudited)	279,723	$10,000	65,814	$465	119,977	$	*	)	$1,039	$(20,721)	$(19,682)

____________

*)       Represents an amount less than $1.

The accompanying notes are an integral part of the condensed consolidated financial statements.

HOLISTO LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
U.S. dollars in thousands, except share and per share data
	Six months ended June 30,
	2022	2021
	Unaudited
Cash flows from operating activities:
Net loss	$(13,658)	$(10,127)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	157	160
Share-based compensation	225	212
Amortization of debt discount	(47)	22
Decrease (increase) in funds held by clearing companies	4,160	(4,528)
Increase in other receivable and prepaid expenses	(4,529)	(985)
Increase (decrease) in trade payables	(78)	1,213
Increase in accrued expenses and other liabilities	669	286
Increase in advances from travelers	6,640	4,594
Increase in deferred revenues	837	1,019
Remeasurement of financial assets	203	56
Remeasurement of SAFE	2,776	4,170
Remeasurement of warrant liability	1,768	2,300
Net cash used in operating activities	(877)	(1,608)

Cash flows from investing activities:
Purchase of property and equipment	(24)	(21)
Investment in short-term deposits	—	(43)
Net cash used in investing activities	(24)	(64)

Cash flows from financing activities:
Proceeds from long-term loans	—	3,066
Repayment of long-term loans	(837)	—
Proceeds from issuance of SAFE	4,000	1,675
Net cash provided by financing activities	3,163	4,741

Increase in cash and cash equivalents	2,263	3,069
Cash and cash equivalent at the beginning of the period	2,754	1,116
Cash and cash equivalents at the end of the period	$5,017	4,185

Supplement disclosure of cash flow information:
Interest paid	$258	$91
Tax paid	$7	$8

The accompanying notes are an integral part of the condensed consolidated financial statements.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
U.S. dollars in thousands, except share and per share data

NOTE 1:-   GENERAL

a.      Holisto Ltd (“the Company” or “Holisto”) (Formerly — Splitty Travel Ltd.) was incorporated on November 16, 2015. The Company is a technology-based hotel booking company that is harnessing the power of artificial intelligence (“AI”) to make travel more affordable and personalized for consumers. The Company’s advanced AI technology leverages its proprietary holistic view of hotel rates and plans derived from multiple sources, including online travel agencies, global distribution systems, wholesalers and hotel operators to provide travel customer (“traveler”) with more affordable and personalized bookings. The Company operates under multiple brands, including GoSplitty (www.GoSplitty.com), Traveluro (www.Traveluro.com), Holisto (www.Holisto.com) and Algotels (www.Algotels.com).

b.      On June 23, 2021 the Company changed its name from Splitty Travel Ltd to its current name.

c.      On April 3, 2017 the Company established a wholly owned subsidiary, Splitty Travel Inc. (“Splitty Inc”), established in Delaware, United States. Splitty Inc engages in supporting the Company’s operating activity in the United States.

d.      On January 13, 2021 the Company established a wholly owned subsidiary, Splitty Travel UK Ltd. (“Splitty UK”), in England to support the Company’s operating activity in Europe. As of June 30, 2022 Splitty UK is inactive.

e.      On January 25, 2022, the Company established a wholly owned subsidiary, Holisto MergerSub, Inc. (“Merger Sub”), a Cayman Islands exempted company, for the sole purpose of entering into the Business Combination Agreement (“BCA”) described in Note 1f.

f.       On June 9, 2022, the Company entered into the BCA among the Company, Merger Sub and Moringa Acquisition Corp, a Cayman Islands exempted company (“Moringa”), as amended on August 17, 2022 and on January 1, 2023. Pursuant to the BCA, among other things, Merger Sub will merge with and into Moringa, with Moringa surviving as a wholly-owned subsidiary of the Company, (the “Transaction”). Moringa is a special purpose acquisition company known as a SPAC. The Transaction is subject to several conditions as described in the BCA, including the approval of the Transaction by shareholders of Moringa and the Company. Upon consummation of the Transaction, the Company will become a public traded company. The former shareholders and warrant holders of Moringa will become shareholders and warrant holders of the Company.

Contemporaneously with the execution of the BCA, the Company, Moringa and an unaffiliated institutional investor (the “Investor”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) for a 5% secured senior convertible note in the amount of $30,000 with a maturity of two years, and 1,363,636 warrants to Ordinary Share of the Company with an exercise price of $11.50 subject to adjustment as provided in the Financing Warrant.

On September 5, 2022, the Securities Purchase Agreement was terminated.

As a result of the termination, neither the Company nor Moringa have any obligation to the Investor under the Securities Purchase Agreement, Investor Note, Financing Warrant and other agreements related thereto other that the payment by the Company of the Investor’s legal fees of up to $305, of which $50 has been paid.

g.      As of June 30, 2022, the Company had an accumulated deficit of $77,736. During the six months ended June 30, 2022, the Company incurred operating losses of approximately $8,392 and negative cash flow from operating activities of approximately $877. The Company’s current operating plan includes various assumptions concerning the level and timing of cash outflows for operating activities. The Company’s ability to successfully carry out its business plan is primarily dependent upon its ability to obtain sufficient additional capital and increase its revenue and profitability.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
U.S. dollars in thousands, except share and per share data

NOTE 1:-   GENERAL (cont.)

The Company is planning to finance its operations from its existing and future working capital resources and to continue to evaluate additional sources of capital and financing. However, there is no assurance that additional capital and/or financing will be available to the Company, and even if available, whether it will be on terms acceptable to the Company or in amounts required.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

h.      Seasonality

The travel industry has seasonal characteristics, and therefore seasonality has an impact on the activities of the companies operating in this field. In general, the summer season is the most active season in the number of bookings in the field of travel.

In late 2021 and 2022, the travel market was affected by a pent-up demand from travel as a result of the absence of travel during, 2020 and the beginning of 2021 as a result of COVID-19. Since the Company first generated revenue in 2020 and the market in 2021 was affected by significant decline of travel in 2020, the Company cannot quantify the extent that its business was affected by seasonality. It is possible that in the future, the seasonality will have a significant impact on the Company’s operations.

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES

a.      Basis of presentation of the financial statements:

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. In management’s opinion, the unaudited condensed consolidated financial statements reflect all adjustments of a normal recurring nature that are necessary for a fair presentation of the results for the interim periods presented. The Company’s interim period results do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements and accompanying notes for its fiscal year ended December 31, 2021. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2021, are applied consistently in these interim consolidated financial statements, unless otherwise stated.

b.      Use of estimates:

The preparation of condensed financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements, and the reported amount of expenses during the reporting periods. Actual results could differ from those estimates.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
U.S. dollars in thousands, except share and per share data

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (cont.)

c.      Recently adopted accounting pronouncements:

As an “emerging growth company”, the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflects this election.

d.      Recently issued accounting pronouncements not yet adopted:

In February 2016, the FASB issued ASU 2016-02 — Leases, requiring the recognition of lease assets and liabilities on the balance sheet. The standard: (a) clarifies the definition of a lease; (b) requires a dual approach to lease classification similar to current lease classifications; and (c) causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease-term of more than 12 months. The standard is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company does not expect a material impact of the new guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326), Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company beginning January 1, 2023. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

NOTE 3:-   LONG-TERM LOANS

a.      During January 2021 Simple Agreements for Future Equity were signed with several new and existing investors for a total of $2,000, of which $325 was received as an advance during December 2020 and the remaining balance received by March 2021 (“SAFE”). The SAFE amount bears no interest and has no maturity date.

Pursuant to the applicable agreements, the SAFE automatically converts into Preferred Shares upon a future equity financing of at least $3,000 in which the Company sold such Preferred Shares. The number of Preferred Shares into which the SAFE would convert would be SAFE amount divided by the lower of (i) per-share price of the Preferred Share issued in the financing less a discount of 10%, and (ii) a per-share price obtained by dividing a valuation cap of $21,000 by the Company’s capitalization, on a fully diluted basis, immediately prior to the equity financing, excluding the SAFE, any other SAFEs and convertible loans (the “Company Capitalization” and the “Safe Price”, respectively); provided however, that in no event shall the conversion price be less than a per-share price obtained by dividing $19,500 by the Company Capitalization, unless the equity financing is made at a valuation which is lower than $19,500, in which event the SAFE will convert at the same per-share price as that determined in such equity financing. The number of shares that could be issued upon conversion SAFE is not limited.

Upon an event of liquidation (e.g., change in control or initial public offering (which includes a merger transaction with a SPAC) or dissolution), SAFE holders can choose to either receive cash payment equal to their respective SAFE investment amount or receive from the Company a number of Ordinary Shares equal to the SAFE investment amount divided by a per-share price obtained

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
U.S. dollars in thousands, except share and per share data

NOTE 3:-   LONG-TERM LOANS (cont.)

by dividing a valuation cap of $21,000 by the Company capitalization, on a fully diluted basis, immediately prior to the event of liquidation. If an investor has not made a choice with 7 days, the second option will apply automatically (i.e. the investor will receive the shares).

Upon an event of dissolution, SAFE holders can choose to either receive cash payment equal to their respective SAFE investment amount or receive from the Company a number of the most senior class of Company shares existing at such time, obtained by dividing their respective SAFE investment amount by price per-share equal to the Safe Price. Such right will be senior to the rights of Company’s shareholders to receive payment on dissolution, and shall be pari-passu and pro-rata among the SAFE investors.

SAFE holders, by virtue of the SAFE, do not have dividend or voting rights prior to the conversion of the SAFE into shares of the Company.

The SAFE are liabilities pursuant to ASC 480-10-25-8 since the SAFE embody an obligation that is indexed to an obligation to repurchase the Company’s shares (the Company may be obligated to repurchase the SAFE if a change in control occurs, which is not under the Company’s control). Under a change in control scenario, the Company will be required to transfer assets. Therefore, the SAFE are required to be initially and subsequently measured at fair value with changes in fair value recognized in earnings pursuant to ASC 480-10-30-7 and ASC 480-10-35-5. The Company recorded a change in fair value adjustment of $2,776 and $4,170 respectively in the consolidated statement of operations for the six months ended June 30, 2022 and 2021, respectively.

The fair value of the SAFE as of June 30, 2022 and December 31, 2021 is $29,983 and $27,207, respectively. See also Note 8.

b.      During March 2021, the Company signed a loan agreement with Discount Capital (the “Loan Agreement”), under which the Company borrowed $3,000, for working capital. Under the Loan Agreement, the Company undertook to repay the loan over a period of 36 months. During the first six months after the closing date the Company pays interest only, at 11.5% annually, and thereafter until the end of the repayment period, the loan will be repaid in 30 equal monthly installments of 3% of the principal amount.

As part of the terms of the loan, if the Company meets the terms as specified in the Loan Agreement, the Company will be entitled to an increase in the loan by $1,000 (the “Additional Loan”). The Additional Loan will be repaid in equal monthly installments, each in an amount equal to the amount of the Additional Loan divided by the number of interest months remaining in the term of the initial loan described in the preceding paragraph immediately after receiving the Additional Loan.

In addition, as part of the terms of the Loan Agreement, the Company granted to Discount Capital, a Warrant to purchase 20,591 Preferred A Shares at an exercise price of $36.909. The Warrant can be exercised for 7 years from its grant or at the consummation of a qualified acquisition as specified in the Warrant, whichever is earlier.

The Company has determined that the Loan Agreement contained three, legally detachable and separately exercisable, freestanding financial instruments: The term loan, the Financial Commitment Asset (“FCA”) (the right to receive additional financing) and the Warrant.

Pursuant to the Loan Agreement, in the event that the Company raises more than $10,000 in an equity financing, the monthly repayment amount of the principal for 6 months will be reduced to 2% instead of 3%. The deferred principal payments will be paid at maturity. The Company has

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
U.S. dollars in thousands, except share and per share data

NOTE 3:-   LONG-TERM LOANS (cont.)

concluded that the deferral of the principal payments’ feature is not considered clearly and closely related to debt host instrument and meets the definition of a derivative pursuant to ASC 815. Consequently, the Company bifurcated the embedded derivative component (“Reduced Principal payment derivative”) from the debt host instrument, measured at fair value through earnings with changes in fair value classified as financial expenses (income). For presentation purposes, the embedded derivative is presented as part of the loan in the consolidated balance sheets (See Note 8).

The Warrant was classified as a liability pursuant to ASC 480 as the underlying shares are contingently redeemable in an event that is not under the Company’s control and was measured at fair value through earnings (See Note 8).

The FCA was classified as an asset since the underlying of the FCA is a debt instrument and therefore, the FCA is not considered indexed to the Company’s own equity pursuant to ASC 815-40. The FCA was measured at fair value through earnings (See Note 8). In July 2021, the Company exercised the FCA and received an additional loan of $1,000.

The initial $3,000 of proceeds received pursuant to the Loan Agreement were allocated to the Warrant, to the FCA and to the embedded derivative at fair value with the residual proceeds in the amount of $2,733 were allocated to the term loan, creating a debt discount which is being amortized using the effective interest method.

c.      On October 13, 2021, the Company signed a second loan agreement with Discount Capital (the “Second Loan Agreement”), under which the Company borrowed additional $1,500 for funding the Company’s expenses incurred in relation to the merger transaction then being negotiated, which bears an interest at an annual rate equal to 7% and shall be repaid over a period of 27 months commencing from January 2022.

As part of the terms of the loan, if the Company meets the terms as specified in the Second Loan Agreement, the Company will be entitled to an increase in the loan by another $1,500 (the “New Additional Loan”). The New Additional Loan will be repaid in equal monthly installments, each in an amount equal to the amount of the New Additional Loan divided by the number of interest months remaining immediately after receiving the New Additional Loan.

In addition, as part of the terms of the Second Loan Agreement, the Company granted an additional Warrant to Discount Capital, according to which Discount Capital is entitled to purchase 2,400 Preference A Shares of the Company at the par value of NIS 0.01 per share, and can be exercised for 7 years from its grant or at the consummation of a qualified acquisition as specified in the such additional Warrant, whichever is earlier. If the Company does not consummate an equity capital raise reflecting a Company pre money valuation of at least $100,000 during the first 6 months following the agreement date, then, the Company shall grant Discount Capital an additional Warrant to purchase additional 1,200 Preferred A Shares at the par value of NIS 0.01 per share.

At the earlier of (i) the lapse of 6 months from the loan withdrawal, and (ii) consummation of the merger transaction then being negotiated, the Company shall pay Discount Capital a one-time fee at the amount of $200 (“One Time Fee”).

The Company has determined that the Second Loan Agreement contained three, legally detachable and separately exercisable, freestanding financial instruments: The term loan, the Financial Commitment Asset (“FCA”) (the right to receive additional financing) and the Warrant.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
U.S. dollars in thousands, except share and per share data

NOTE 3:-   LONG-TERM LOANS (cont.)

The Warrant was classified as a liability pursuant to ASC 480 as the underlying shares are contingently redeemable in an event that is not under the Company’s control and was measured at fair value through earnings (See Note 8).

The FCA was classified as an asset since the underlying of the FCA is a debt instrument and therefore, the FCA is not considered indexed to the Company’s own equity pursuant to ASC 815-40. The FCA was measured at fair value through earnings (See Note 8).

The initial $1,500 of proceeds received pursuant to the amendment to the Financing Agreement were allocated to the Warrant and to the FCA at fair value with the residual proceeds in the amount of $895 were allocated to the term loan, creating a debt discount which will be amortized using the effective interest method.

e.      During December 2021, the Company signed SAFE for an amount of $4,000 (“2021 SAFE”), to be received once the Company sign a definitive Business Combination agreement with an approved corporation (“BCA”) as well as a subscription agreement for convertible notes in an aggregate amount of at least $75,000.

During June 2022, following the signing of the BCA and a subscription agreement under which a convertible note for the amount of $30,000 was subscribed for, the Company received the 2021 SAFE amount of $4,000. See also Note 1f.

The 2021 SAFE would automatically convert into Ordinary Shares upon a merger transaction or a future equity financing. The number of shares into which the 2021 SAFE would convert would be 2021 SAFE amount divided by the per-share price of the issued Ordinary Share less a discount of 20%. The number of shares that could be issued upon conversion 2021 SAFE was not limited.

If the 2021 SAFE has not terminated or expired upon the lapse of 12 months from such time when a 2021 SAFE holder has actually invested in the Company, then, at any time thereafter, if there is an equity financing, the 2021 SAFE will convert to shares of the Company, of the same type as issued to the investors in the equity financing, by dividing the 2021 SAFE investment by a per-share price which is the lower of (i) the per-share price of the Preferred Shares issued in the financing less a discount of 20%, and (ii) a per-share price obtained by dividing a valuation cap of $600,000 by the Company capitalization, on a fully diluted basis, immediately prior to the equity financing, excluding the 2021 SAFE, any other SAFEs and convertible loans, and excluding increase in the option pool made in connection with such financing.

The number of shares that could be issued upon conversion of the 2021 SAFE was not limited.

If the 2021 SAFE has not terminated or expired upon the lapse of 12 months from such time when a 2021 SAFE holder has actually invested in the Company, then upon an event of liquidation (e.g., change in control or initial public offering), 2021 SAFE holders can choose to either receive cash payment equal to two times their respective 2021 SAFE investment amount, or receive from the Company a number of Ordinary Shares equal to the 2021 SAFE investment amount divided by a per-share price which is the lower of (i) a per-share price obtained by dividing a valuation cap of $600,000 by the Company capitalization, on a fully diluted basis, immediately prior to the event of liquidation, and (ii) the price per each share determined by reference to the aggregate purchase price paid or payable in connection with such liquidation with a 20% discount. If an investor has not made a choice with 7 days, the share issuance option will apply automatically (i.e. the investor will be issued with shares and not get cash payment).

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
U.S. dollars in thousands, except share and per share data

NOTE 3:-   LONG-TERM LOANS (cont.)

Upon dissolution, each of the 2021 SAFE holders would be entitled to receive cash payment equal to such investor’s 2021 SAFE investment amount. Such right will be senior to the rights of Company’s shareholders to receive distribution, and shall be pari-passu and pro-rata among the 2021 SAFE investors.

2021 SAFE holders by virtue of the 2021 SAFE, do not have dividend or voting rights as long as the 2021 SAFE hasn’t been converted into shares of the Company.

In February 2022 the Company signed two amendments to the 2021 SAFE agreements according to which: (i) the discount rate was changed from 20% to 25% (ii) the valuation cap for purposes of calculating conversion price was reduced to $400,000 instead of $600,000, and (iii) the requirement to obtain subscription of convertible notes, as condition precedent for the transfer of funds under the 2021 SAFE, was reduced to $30,000 instead of $75,000.

The SAFE are liabilities pursuant to ASC 480-10-25-8 since the SAFE embody an obligation that is indexed to an obligation to repurchase the Company’s shares (the Company may be obligated to repurchase the SAFE if a change in control occurs, which is not under the Company’s control). Under a change in control scenario, the Company will be required to transfer assets. Therefore, the SAFE are required to be initially and subsequently measured at fair value with changes in fair value recognized in earnings pursuant to ASC 480-10-30-7 and ASC 480-10-35-5.

The fair value of the 2021 SAFE as of June 30, 2022 is $4,000.

f.       During January and June 2022, the Company signed additional SAFE agreements for an amount of $250 and $310, respectively, which amounts were received in July 2022. Such SAFE agreements are under the same terms as the 2021 SAFE, and are deemed part of the same financing. See also Note 3e.

NOTE 4:-   COMMITMENTS AND CONTINGENT LIABILITIES

a.      The Company and its subsidiaries lease their facilities and motor vehicles in Israel and the United States under various operating lease agreements that expire on various dates. All lease agreements are for a period of up to one year.

Aggregate minimum monthly rental commitments for continuing operations under the Company’s leases are immaterial. Expenses for lease of facilities June 30, 2022 (unaudited) and December 31, 2021 were 128 and $118, respectively. Expense for the lease of motor vehicles for June 30, 2022 (unaudited) and December 31, 2021 were $11 and $28, respectively.

b.      The Company has an obligation to pay royalties for research and development grants received from the Israeli Innovation Authority of the Ministry of Economy and Industry (“IIA”). The royalty payments are subject to sales from products developed with supporting funds provided by the IIA. The Company is not obligated to pay royalties or repay the grants if it does not have any sales from products developed with IIA support. The royalty rate is 3% and is payables until the full return of the U.S. dollar-linked value of the grant, plus interest at the rate of 12-month LIBOR. As of June 30, 2022 (unaudited) and December 31, 2021, the Company has a contingent obligation to the IIA in the amount of $1,025 and $913 (excluding interest), respectively.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
U.S. dollars in thousands, except share and per share data

NOTE 4:-   COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.      Financial Covenants

Pursuant to the Loan Agreement and Second loan agreement with Discount Capital (Note 7b and 7c), the Company has committed to the following financial covenants towards:

•        Once Discount Capital shall have utilized any portion of the Cushion Deposit, Company shall have 60 days from the receipt the applicable utilization notice to make the Cushion Deposit whole again

•        Company shall maintain in its bank accounts an aggregate amount of unrestricted cash or cash equivalents in an amount of at least $500 (“Minimum Cash Amount”).
Once, following the Loan Agreement closing, the Company shall have consummated raising equity capital in an aggregate amount exceeding $5,000, the Minimum Cash

Amount shall be changed from time to time such that it shall, at all times during any calendar quarter, be at least equal to the higher of (i) the aggregate cash flow burned by the Company on a consolidated basis during the immediately preceding calendar quarter, and (ii) $500.

In the event that in light of the financial condition of the Company or the market terms the Company shall reduce the aggregate amount of all of its deposits as determined in Loan Agreement (whether existing or future), the Minimum Cash Amount shall be further increased as set in the Loan Agreement.

•        The Monthly Gross Bookings Value, as defined in the Loan Agreement, as of the end of any two consecutive calendar months shall not decrease by more than 50% compared to the Base Monthly Gross Bookings Value as determined in Loan Agreement (“Base Monthly Gross Bookings Value”), and (ii) the monthly Gross Booking Value as of the end of any six consecutive calendar months shall not decrease by more than 20% compared to the Base Monthly Gross Booking Value.

•        Commencing on the Additional Loan disbursement date and at any time thereafter the simple average of Monthly Profitability, as determined in Loan Agreement, during any three months period shall at all times be positive (i.e., more than zero); and Monthly Booking Value of the Company at any calendar month shall exceed $5,000.

•        Until the consummation by the Company of an equity round in an aggregate amount exceeding $7,500, the Monthly Revenues to Bookings Ratio, as determined in Loan Agreement, in each calendar month following the Loan Agreement closing shall not be less than 50% of the Determining Ratio as determined in Loan Agreement.

As of June 30, 2022 the Company is in compliance with these covenants.

In addition, pursuant to the Loan Agreement and the Second Loan Agreement, the Company granted a first-ranking floating and fixed charge on all of its property and assets, and all its current rights and those that will belong to it at any time in the future or will be acquired by or owned by it in the future, and all profits and benefits derived therefrom for full and timely payment, including, without prejudice to the generality of the foregoing, the rights in the property, and in the assets and any other right as specified in the loan agreement.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
U.S. dollars in thousands, except share and per share data

NOTE 4:-   COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

d.      As part of the credit cards in the Company’s possession, the Company set a lien on a deposit account in favor of Bank Leumi Le Israel Ltd., in the amount of $50.

e.      Legal Proceedings

The Company is not currently a party, as plaintiff or defendant, to any legal proceedings that, individually or in the aggregate, are expected by the Company to have a material effect on its financial statements. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, then the estimated loss is accrued by the Company to the consolidated statement of operation. These accruals are reviewed at least yearly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a matter.

NOTE 5:-   PREFERRED SHARES AND ORDINARY A SHARES

Composition of Preferred Shares and Ordinary A Shares:
	June 30, 2022		December 31, 2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary A Shares	74,220	65,814	74,220	65,814
Preferred A Shares	242,000	201,712	242,000	201,712
Preferred A-1 Shares	14,000	13,423	14,000	13,423
Preferred A-2 Shares	64,978	64,588	64,978	64,588
	395,198	345,537	395,198	345,537

The Preferred Shares and Ordinary A Shares have various rights, privileges and preferences as follows:

Liquidation Preference:

Holders of Preferred A, Preferred A1 and Preferred A2 Shares (collectively, the “Preferred shares”) have liquidation preference over the holders of Ordinary A Shares and Ordinary Shares, such that each holder of Preferred Shares is entitled to receive, upon liquidation event (e.g., change in control), the higher of (i) the price per share paid by it per each Preferred Share plus interest thereon at a rate per annum equal to 12% compounded annually plus all declared but unpaid dividends thereon, less any amount paid (or value of asset distributed) as dividends in respect of such share in preference over the Ordinary A Shares and Ordinary Shares, and (ii) its pro-rata amount if he had participated in the distribution of funds, on a pro-rata and pari-passu basis with all other shareholders (including holders of Ordinary A Shares and Ordinary Shares), on an as-converted basis.

Holders of Ordinary A Shares have liquidation preference over the holders of Ordinary Shares but are junior to the preference of the Preferred Shares, such that each holder of Ordinary A Shares is entitled to receive, upon liquidation event, the higher of (i) the price per share paid by it per each Ordinary A Shares plus all declared but unpaid dividends thereon, less any amount paid (or value of asset distributed) as dividends in respect of such share in preference over the Ordinary Shares, and (ii) its pro-rata amount if he had participated in the distribution of funds, on a pro-rata and pari-passu basis with all other shareholders (including holders of Preferred Shares and Ordinary Shares), on an as-converted basis.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
U.S. dollars in thousands, except share and per share data

NOTE 5:-   PREFERRED SHARES AND ORDINARY A SHARES (cont.)

Following the full payment of the entire preferred preference to the holders of Preferred Shares and Ordinary A Shares, the holders of the Ordinary Shares will be entitled to receive the remaining distribution proceeds (if any), pro rata based on the number of Ordinary Shares held by each such holder.

Dividend:

The Preferred Share and Ordinary A Shares are entitled to dividend only when and if declared by the Company’s Board of Directors. Each holder of Preferred Shares shall be entitled to receive, on a pari-passu basis as between all classes of Preferred Shares but in preference to the holders of the Ordinary A Shares and the Ordinary Shares, to a non-cumulative dividend, if and when declared by the Board, in an amount equal to 8% of the price per share paid by for the Preferred Share.

After payment in full of all amounts payable and distributable to the holders of the Preferred Shares, each holder of Ordinary A Shares shall be entitled to receive, on a pari-passu basis as between all Ordinary A Shares but in preference to the holders of the Ordinary Shares, to a non-cumulative dividend, if and when declared by the Board, in an amount equal to the price per share paid by for the Ordinary A Share.

Conversion:

Each Preferred Share and Ordinary A Share is convertible, at the option of the holder at any time, into the number of the Company’s Ordinary Shares as is determined by dividing the original issuance price for such series of Preferred Shares and Ordinary A Shares by the conversion price for such series of Preferred Share and Ordinary A Shares that is in effect at the time of conversion. The initial price for the series of Preferred Shares and Ordinary A Shares is the original issue price for such series of Preferred Shares and Ordinary A Shares. The applicable conversion price of each series of Preferred Shares or Ordinary A Shares is subject to adjustment upon stock splits or combination and recapitalizations.

Each series Preferred Shares and Ordinary A Shares shall respectively automatically be converted into Ordinary Share upon the earlier of: (i) the date, or the occurrence of an event, specified by vote or written consent of the holders of more than fifty percent (50%) of the then issued and outstanding, at the then effective conversion price, upon the closing of the sale of the Company’s Ordinary Shares to the public in a firm commitment underwritten public offering, at a pre-money valuation of at least $369.089 with gross proceeds of at least $16,000 to the Company.

Voting:

Each of the series of Preferred Shares and Ordinary A Shares are entitled to one vote for each Company’s Ordinary Shares into which such series of Preferred Shares and Ordinary A Shares could be converted.

Redemption:

The Preferred Share and Ordinary A Shares are redeemable upon the occurrence of a liquidation event. The Preferred Shares and Ordinary A Shares are not redeemable on a fixed date or upon a contingent event that is certain to occur.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
U.S. dollars in thousands, except share and per share data

NOTE 5:-   PREFERRED SHARES AND ORDINARY A SHARES (cont.)

a.      Classification

In liquidation event (e.g., change in control) the liquidation preference provisions of the Preferred Shares and Ordinary A Shares are considered contingent redemption provisions that are not solely within the Company’s control. Accordingly, the Preferred Shares and Ordinary A Shares have been presented outside of permanent equity in the temporary equity (mezzanine) section of the consolidated financial statements.

As of June 30, 2022 and December 31, 2021, the Company did not adjust the carrying values of the Preferred Shares and Ordinary A Shares to the deemed liquidation values of such shares since a liquidation event was not probable. Subsequent adjustments to increase the carrying values to the ultimate liquidation values will be made only when it becomes probable that such a deemed liquidation event will occur.

b.      In September and October 2020, the Company issued 29,667 Preferred A Shares of NIS 0.01 par value and 14,838 warrants (“Investors Warrants”) to existing shareholders for a total consideration of $1,092, net of $3 issuance expenses. At the time of closing the Company recorded an increase in mezzanine in respect of share of $806 (net of issuance expenses) and a liability in respect of warrants at the amount of $286 (net of issuance expenses).

The Investors Warrants are exercisable to 14,838 Preferred A Shares of NIS 0.01 par value with an exercise price of $36.9. The Investors Warrants can be exercised for 48 months from the date of the closing. These warrants were classified as liabilities, initially and subsequently measured at fair value through earnings pursuant to ASC 480 as the underlying shares are contingently redeemable in an event not under the Company’s control.

NOTE 6:-   SHAREHOLDERS’ EQUITY

Ordinary Shares of the Company confer on their holders voting rights, rights to receive dividends, rights to receive a distribution of assets upon liquidation and certain other rights as described in the Company’s amended and restated articles and under the Israeli Companies Law, 5759-1999.
	June 30, 2022 (unaudited)		December 31, 2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary Shares	604,780	119,977	604,780	119,977

NOTE 7:-   REPORTING SEGMENTS AND GEOGRAPHIC INFORMATION

Operating segments:

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker, which is the Company’s chief executive officer, in deciding how to make operating decisions, allocate resources and assess performance. The Company’s chief operating decision maker allocates resources and assesses performance at the consolidated level.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
U.S. dollars in thousands, except share and per share data

NOTE 7:-   REPORTING SEGMENTS AND GEOGRAPHIC INFORMATION (cont.)

Geographical information:

Revenue disaggregated by geography, based on the billing address of the Company’s traveler, consists of the following (the Company does not generate any revenue in Israel):
	June 30,
	2022	2021
United states	$14,858	$3,882
Canada	614	91
UK	435	50
Other	632	256
	$16,539	$4,279

The geographical area of all long-lived assets for the six months ended June 30, 2022 and for the year ended December 31, 2021 is Israel for all periods.

Revenue disaggregated by customers are generated from booking-related activities as follows:

	Six months ended June 30,
	2022	2021
	U.S. dollars in thousands
Fees received from the traveler	$16,029	$4,279
Fees earned from hotel service provides as commission	510	—
	$16,539	$4,279

NOTE 8:-   FAIR VALUE MESUREMENTS

The following table presents information about the Company’s financial instruments that are measured at fair value on a recurring basis:
	Level	June 30, 2022	December 31, 2021
Financial liabilities:
SAFE	3	$33,983	$27,207
Warrant liability	3	21,114	19,346
		$55,097	$46,553
Financial assets:
FCA	3	—	203
Reduced principal payment derivative	3	5	16
		$5	$219

The fair value measurement of the SAFE, warrant liability, FCA and reduced principal payment derivative are measured using unobservable inputs that require a high level of judgement to determine their fair value, and thus are classified as Level 3 financial instruments. The Company estimates the fair value of SAFE and warrant liability using the Monte Carlo simulation model, the Black-Scholes option-pricing model and the Probability Weighted Expected, respectively.

The Company estimates the fair value of the FCA and reduced principal payment derivative using the Probability Weighted Expected Return Method.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
U.S. dollars in thousands, except share and per share data

NOTE 8:-   FAIR VALUE MESUREMENTS (cont.)

The key inputs used in the valuation of the SAFE (see also Note 3a) as of June 30, 2022, December 31, 2021 and at the initial measurement date:
Input	June 30, 2022	December 31, 2021	January 2021 Initial measurement
Expected fair value per share of Preferred Shares	$75.98	$68.10	$54.94
Expected fair value per share of Ordinary Shares	$38.53	$38.53	$41.43
Probability of equity financing occurrence	5%	5%	50%
Probability of liquidity event occurrence	95%	95%	50%
Probability of dissolution occurrence	0%	0%	0%
Discount upon conversion to Preferred Share	10%	10%	10%
Time to liquidity (years)	0.42	0.5	1
Risk-Free Interest	2.25%	0.19%	0.1%
Underlying asset volatility	50.85%	62.67	102.9%

The key inputs used in the valuation of the investor warrant liability (see also Note 3b) as of June 30, 2022 and December 31, 2021:
Input	June 30, 2022	December 31, 2021
Exercise price	$36.91	$36.91
Time to liquidation (years)	0.42	0.5
Risk free rate	2.25%	0.19%
Expected Volatility	56.51%	62.67%
Probability of initial public offering occurrence	95%	95%
Probability of equity financing occurrence	5%	5%

The key inputs used in the valuation of the Discount warrant liability (see also Note 3b and Note 3c) as of June 30, 2022, December 31, 2021 and at initial measurement date:
Input	June 30, 2022	December 31, 2021	October 13, 2021 Initial Measurement	March 25, 2021 Initial Measurement
Exercise price	$0.01 – $36.909	$0.01 – $36.909	$0.01	$36.909
Time to liquidation (years)	0.42	0.5	0.22	0.75
Risk free rate	2.25%	0.19%	0.05%	0.06%
Expected Volatility	56.51%	62.67%	59.65%	93.96%
Probability of initial public offering occurrence	95%	95%	60%	50%
Probability of equity financing occurrence	5%	5%	40%	50%

Reduced Principal payment derivative:

As stated in Note 3b, in the event that the Company raises more than $10,000 in an equity financing, the monthly repayment amount of the loan principal amount for 6 months will be reduced to 2% instead of 3%.

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
U.S. dollars in thousands, except share and per share data

NOTE 8:-   FAIR VALUE MESUREMENTS (cont.)

The fair value of the reduced principal payment derivative fair value was calculated as the difference between the fair value of the primary loan with the expected principal payments decrease, and the fair value of the primary loan without the expected principal payments decrease.

Financial commitment asset:

As stated in Note 3b, the Loan Agreement includes the right to receive additional financing, FCA, which the Company measured at fair value, and classified as Level 3 financial instrument. As of March 25, 2021 (the initial measurement date) the FCA fair value amounted to $122, and at the expiration date on July 13, 2021 the FCA fair value was $65.

As stated in Note 3c, the Second Loan Agreement includes the right to receive additional financing, FCA, which the Company measured at fair value, and classified as Level 3 financial instrument. As of October 13, 2021 (the initial measurement date) the FCA fair value amounted to $134.

The following table presents the summary of the changes in the fair value of our Level 3 financial instruments:
SAFE
Balance as of January 1, 2022	$27,207
Issuance of SAFE	4,000
Change in fair value	2,776
Balance as of June 30, 2022	$33,983

Balance as of January 1, 2021	$325
Issuance of SAFE	1,675
Change in fair value	25,207
Balance as of December 31, 2021	$27,207
Warrant liability
Balance as of January 1, 2022	$19,346
Change in fair value	1,768
Balance as of June 30, 2022	$21,114

Balance as of January 1, 2021	383
Issuance of Discount warrants	1,144
Change in fair value	17,819
Balance as of December 31, 2021	$19,346
	FCA	Reduced Principal payment derivative
Balance as of January 1, 2022	$203	$16
Change in fair value	(203)	(11)
Balance as of June 30, 2022	$—	$5

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
U.S. dollars in thousands, except share and per share data

NOTE 8:-   FAIR VALUE MESUREMENTS (cont.)

	FCA	Reduced Principal payment derivative
Balance as of January 1, 2021	$—	$—
Issuance of FCA and Reduced Principal payment derivative	256	16
Change in fair value	(12)	*	)
Exercise of FCA	(65)	—
Balance as of December 31, 2021	$203	$16

____________

*)       Represents an amount lower than $1.

NOTE 9:-   LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share attributed to the Ordinary shareholders for the periods presented:
	Six months ended June 30,
	2022	2021
Numerator:
Net loss attributable to the Company Ordinary Shares	$13,658	$10,127

Denominator:
Weighted average stock used in computing net loss per share attributed to Ordinary Shares, basic and diluted	101,321	82,829
Net loss per share attributable to Ordinary Shares, basic and diluted:	$(134.80)	$(122.26)

The potential Ordinary Shares that were excluded from the computation of diluted net loss per shares attributable to Ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:
	Six months ended June 30,
	2022	2021
	(Unaudited)
Restricted Ordinary Shares	13,869	32,361
Preferred Shares	279,723	279,723
Ordinary A Share	65,814	65,814
Warrant liability	37,829	35,429
SAFE	585,551	51,989
Outstanding share options	40,572	38,102
Total	1,023,358	503,418

HOLISTO LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
U.S. dollars in thousands, except share and per share data

NOTE 10:- TAXES ON INCOME

The effective tax rate for the six months ended June 30, 2022, and 2021 was 0.05% and 0.08%, respectively.

As of June 30, 2022, and December 31, 2021, unrecognized tax benefits were $4,394 and $3,840, respectively. If recognized, such benefits would favorably affect the Company’s effective tax rate.

NOTE 11:- SUBSEQUENT EVENTS

a.      The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to December 29, 2022, the date that the financial statements were available to be issued.

b.      During July 2022, the Company signed additional SAFE agreement for an amount of $500, which amount was received in July 2022. Such SAFE agreement is under the same terms as the 2021 SAFE, and is deemed part of the same financing. See also Note 3e.

c.      On July 29, 2022, the Company granted Discount Capital an additional warrant to purchase additional 1,200 Preferred A Shares as provided in the Additional Loan Agreement described in Note 3c.

d.      On November 10, 2022, the Company entered into a financing agreement with existing investors for a loan in the amount of up to $5,000. The loan will bear an annual interest rate of 10% and shall be repaid in quarterly installment over a period of 30 months commencing from six month following the loan received date.

As part of the financing agreement the Company granted the lenders warrants at an amount of 80% from the principal loan amount received by the Company, to purchase the most senior share of the Company with an exercise price of $0.0001. The warrants are exercisable over a period of 3 years.

During November and December 2022, the Company received $4,170 of the loan amount.

- - - - - - - - - -

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Moringa Acquisition Corp

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Moringa Acquisition Corp (the “Company”) as of December 31, 2021, and 2020, and the related statements of operations, changes in capital deficiency and cash flows for the year ended December 31, 2021 and for the period from September 24, 2020 (inception) to December 31, 2020, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and for the period from September 24, 2020 (inception) to December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1€ to the financial statements, the Company has limited cash and has incurred losses since inception. The Company will need to rely on the unwithdrawn amounts under the Sponsor promissory notes as well as future financial support (of which the Sponsor is not obligated to provide), in order to finance its operational needs in its search for a business combination. Moreover, if the Company is unable to complete a business combination by August 19, 2023, then the Company will cease all operations except for the purpose of liquidating. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(e). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kesselman & Kesselman
Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited
Tel-Aviv, Israel
March 31, 2022
We have served as the Company’s auditor since 2020.

MORINGA ACQUISITION CORP
BALANCE SHEETS

	Note	December 31, 2021	December 31, 2020
		U.S. Dollars
Assets
ASSETS:
Cash and cash equivalents		38,944	51,701
Investments held in Trust Account		115,006,372	—
Prepaid expenses		368,853	—
Deferred offering costs		—	77,699
TOTAL ASSETS		115,414,169	129,400

Liabilities and shares subject to possible redemption net of capital deficiency

LIABILITIES:
Accrued expenses and other payables		38,576	29,400
Related party	4	310,000	269,990
Private warrant liability		160,341	—
TOTAL LIABILITIES		508,917	299,390

COMMITMENTS AND CONTINGENCIES	5	—	—

CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION: 11,500,000 shares at December 31, 2021, at redemption value of $10		115,000,000	—

CAPITAL DEFICIENCY:	7
Class A Ordinary Shares, $0.0001 par value; 500,000,000 shares authorized, 480,000 issued and outstanding (excluding 11,500,000 shares subject to possible redemption) as of December 31, 2021, and 100,000 issued and outstanding as of December 31, 2020;		48	10
Class B Ordinary Shares, $0.0001 par value; 50,000,000 shares authorized, 2,875,000 issued and outstanding as of December 31, 2021, and December 31, 2020;		288	288
Preferred Shares, $0.0001 par value; 5,000,000 shares authorized, no shares issued and outstanding as of December 31, 2021, and December 31, 2020.		—	—
Additional paid-in capital		855,994	25,572
Accumulated deficit		(951,078)	(195,860)
TOTAL CAPITAL DEFICIENCY		(94,748)	(169,990)
TOTAL LIABILITIES AND SHARES SUBJECT TO POSSIBLE REDEMPTION NET OF CAPITAL DEFICIENCY		115,414,169	129,400

The accompanying notes are an integral part of these financial statements.

MORINGA ACQUISITION CORP
STATEMENTS OF OPERATIONS

	Note	Year ended December 31, 2021	Period from September 24, 2020 (inception) to December 31, 2020
		U.S. Dollars Except share data
INTEREST EARNED ON INVESTMENTS HELD IN TRUST ACCOUNT		(6,372)	—
GENERAL AND ADMINISTRATIVE	8	(943,933)	(195,860)
CHANGE IN FAIR VALUE OF WARRANT LIABILITY		182,343	—
NET LOSS FOR THE PERIOD		(755,218)	(195,860)

WEIGHTED AVERAGE NUMBER OF CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION		9,875,342	41,837
BASIC AND DILUTED NET LOSS PER CLASS A ORDINARY SHARE SUBJECT TO POSSIBLE REDEMPTION		$(0.06)	(0.16)

WEIGHTED AVERAGE NUMBER OF NON-REDEEMABLE CLASS A AND CLASS B ORDINARY SHARES		3,301,959	1,202,806
BASIC AND DILUTED NET LOSS PER NON-REDEEMABLE CLASS A AND CLASS B ORDINARY SHARES		$(0.06)	(0.16)

The accompanying notes are an integral part of these financial statements.

MORINGA ACQUISITION CORP
STATEMENTS OF CHANGES IN CAPITAL DEFICIENCY

	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Par value	Number of shares	Par value
	U.S. dollars (except share data)
CHANGES DURING THE PERIOD FROM SEPTEMBER 24, 2020 (INCEPTION) TO December 31, 2020:							—
Issuance of Class B Ordinary Shares to the Sponsor	—	—	2,875,000	288	24,712	—	25,000
Issuance of Class A Ordinary Shares to the representative of the underwriters	100,000	10	—	—	860	—	870
Net loss for the period	—	—	—	—	—	(195,860)	(195,860)
BALANCE AT December 31, 2020	100,000	10	2,875,000	288	25,572	(195,860)	(169,990)
Sale of 380,000 Private Class A ordinary shares, net of issuance costs (see Note 3)	380,000	38	—	—	3,380,610	—	3,380,648
Accretion for Public Class A ordinary shares to redemption amount	—	—	—	—	(2,550,188)	—	(2,550,188)
Net loss for the year	—	—	—	—	—	(755,218)	(755,218)
BALANCE AT December 31, 2021	480,000	48	2,875,000	288	855,994	(951,078)	(94,748)

The accompanying notes are an integral part of these financial statements.

MORINGA ACQUISITION CORP
STATEMENTS OF CASH FLOWS

	Year ended December 31, 2021	Period from September 24, 2020 (inception) to December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(755,218)	(195,860)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in the fair value of the private warrant liability	(182,343)	—
Changes in operating assets and liabilities:
Increase in prepaid expenses	(368,853)	—
Increase (decrease) in related party	(110,000)	120,000
Decrease in Accrued expenses and other payables	9,178	—
Other	—	860
Net cash used in operating activities	(1,407,236)	(75,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of Class B Ordinary Shares	—	25,000
Issuance of Class A Ordinary Shares	—	10
Sale of Moringa Public Units	115,000,000	—
Payment of underwriting commissions and offering expenses	(2,549,159)	—
Sale of Moringa Private Units	3,800,000	—
Proceeds from a promissory note – related party	320,000	149,990
Repayment of promissory note – related party	(169,990)	—
Payment of deferred offering costs	—	(48,299)
Net cash provided by financing activities	116,400,851	126,701

INCREASE IN CASH, CASH EQUIVALENTS AND INVESTMENTS HELD IN A TRUST ACCOUNT	114,993,615	51,701
CASH, CASH EQUIVALENTS AND INVESTMENTS HELD IN A TRUST ACCOUNT AT BEGINNING OF THE PERIOD	51,701	—
CASH, CASH EQUIVALENTS AND INVESTMENTS HELD IN A TRUST ACCOUNT AT END OF THE PERIOD	115,045,316	51,701

RECONCILIATION OF CASH, CASH EQUIVALENTS AND INVESTMENTS HELD IN A TRUST ACCOUNT:
Cash and cash equivalents	38,944	51,701
Investments held in trust account	115,006,372	—
Total cash, cash equivalents and investments held in a trust account	115,045,316	51,701

SUPPLEMENTARY INFORMATION REGARDING NON-CASH ACTIVITIES:
Deferred offering costs	(77,699)	—
Accrued expenses	—	29,400

The accompanying notes are an integral part of these financial statements.

MORINGA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS:

a.      Organization and General

Moringa Acquisition Corp (hereafter — the Company) is a blank check company, incorporated on September 24, 2020, as a Cayman Islands exempted company, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination (hereafter — the Business Combination). The Company is an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

All activity for the period from September 24, 2020 (inception) through December 31, 2021 relates to the Company’s formation, its initial public offering (the “Public Offering”) described below and its search for a target company. The Company will generate interest income on proceeds held in the trust account derived from the Public Offering.

The Company has selected December 31 as its fiscal year end.

b.      Sponsor and Financing

The Company’s sponsor is Moringa Sponsor, L.P., a Cayman exempted limited partnership (which is referred to herein, together with its wholly-owned subsidiary, Moringa Sponsor (US) LP, a Delaware limited partnership, as the “Sponsor”).

The registration statement relating to the Company’s Public Offering was declared effective by the United States Securities and Exchange Commission (the “SEC”) on February 16, 2021. The initial stage of the Company’s Public Offering — the sale of 10,000,000 Units — closed on February 19, 2021 (hereafter — the Closing of the Public Offering). Upon that closing and the concurrent closing of the initial stage of the Private Placement (as defined below in Note 3). $100,000,000 was placed in a trust account (the “Trust Account”) (discussed in (c) below). On March 3, 2021, upon the full exercise by the underwriters of their over-allotment option for the Public Offering, the second stage of the Public Offering — the sale of 1,500,000 Units — closed. Upon that closing and the concurrent closing of the second stage of the Private Placement, an additional $15,000,000 was placed in the Trust Account. The Company intends to finance its initial Business Combination with the net proceeds from the Public Offering and the Private Placement.

c.      The Trust Account

The proceeds held in the Trust Account will be invested in money market funds registered under the Investment Company Act and compliant with Rule 2a-7 thereof that maintain a stable net asset value of $1.00.

The Company’s complies with the provisions of ASU 2016-18, under which changes in proceeds held in the Trust Account are accounted for as Changes in Cash, Cash Equivalents and Investments Held in a Trust Account in the Company’s Statements of Cash Flows.

d.      Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering, although substantially all of the net proceeds of the Public Offering and the Private Placement are intended to be generally applied toward consummating an initial Business Combination. The initial Business Combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding taxes payable on the income accrued in the Trust Account). There is no assurance that the Company will be able to successfully consummate an initial Business Combination.

MORINGA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS: (cont.)

The Company, after signing a definitive agreement for an Initial Business Combination, will provide its public shareholders the opportunity to redeem all or a portion of their shares upon the completion of the initial Business Combination, either (i) in connection with a shareholder meeting called to approve the business combination or (ii) by means of a tender offer. However, in no event will the Company redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001 following such redemptions. In such case, the Company would not proceed with the redemption of its public shares and the related initial Business Combination, and instead may search for an alternate initial Business Combination.

If the Company holds a shareholder vote or there is a tender offer for shares in connection with an initial Business Combination, a public shareholder will have the right to redeem its shares for an amount in cash equal to its pro rata share of the aggregate amount then on deposit in the Trust Account, calculated as of two days prior to the general meeting or commencement of the Company’s tender offer, including interest but less taxes payable. As a result, the Company’s Public Class A ordinary shares are classified as temporary equity upon the completion of the Public Offering, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.”

Pursuant to the Company’s amended and restated memorandum and articles of association, if the Company is unable to complete the initial Business Combination within 24 months from the Closing of the Public Offering, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor and the Company’s officers and directors have entered into a letter agreement with the Company, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any Class B ordinary shares (as described in Note 7) held by them if the Company fails to complete the initial Business Combination within 24 months of the Closing of the Public Offering or during any extended time that the Company has to consummate an initial Business Combination beyond 24 months as a result of a shareholder vote to amend its amended and restated memorandum and articles of association. However, if the Sponsor or any of the Company’s directors or officers acquire any Class A ordinary shares, they will be entitled to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the Initial Business Combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of the Company after an initial Business Combination, the Company’s shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the ordinary shares. The Company’s shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that the Company will provide its shareholders with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, under the circumstances, and, subject to the limitations, described herein.

e.      Substantial Doubt about the Company’s Ability to Continue as a Going Concern

As of December 31, 2021, the Company had approximately $39 thousand of cash and an accumulated deficit of $951 thousand. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standard Codification 205-40, “Going Concern,” the Company will need to obtain additional funds in order to satisfy its liquidity needs in its search for an Initial

MORINGA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS: (cont.)

Business Combination. Since its inception date and through the issuance date of these financial statements, the Company’s liquidity needs were satisfied through an initial capital injection from the Sponsor, followed by net Private Placement proceeds, as well as several withdrawals of the Sponsor promissory notes. Management has determined that it will need to continue to rely and is significantly dependent on the unwithdrawn amounts under the outstanding Sponsor promissory notes, as well as on future promissory notes or other forms of financial support (of which the Sponsor is not obligated to provide). Moreover, the Company has until February 19, 2023 (hereafter — the Mandatory Liquidation Date) to consummate an Initial Business Combination. If a business combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. The Company intends to complete an Initial Business Combination before the Mandatory Liquidation Date. However, there can be no assurance that the Company will be able to consummate any business combination ahead of the Mandatory Liquidation Date, nor that they will be able to raise sufficient funds to complete an Initial Business Combination. These matters raise substantial doubt about the Company’s ability to continue as a going concern, for the subsequent twelve months following the issuance date of these financial statements.

No adjustments have been made to the carrying amounts of assets or liabilities should the Company fail to obtain financial support in its search for an Initial Business Combination, nor if it is required to liquidate after the Mandatory Liquidation Date.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES:

a.      Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the SEC.

b.      Emerging Growth Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards.

The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible, because of the potential differences in accounting standards used.

c.      Cash and cash equivalents

The Company considers as cash equivalents all short-term, highly liquid investments, which include short-term bank deposits with original maturities of three months or less from the date of purchase that are not restricted as to withdrawal or use and are readily convertible to known amounts of cash.

As of December 31, 2021, the Company held its cash and cash equivalents in an SVB bank account, and its investments Held in Trust Account in Goldman Sachs money market funds. Money market funds are characterized as Level I investments within the fair value hierarchy under ASC 820.

MORINGA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

d.      Class A Ordinary Shares subject to possible redemption

As discussed in Note 1, all of the 11,500,000 shares of Class A ordinary shares sold as parts of the Units in the Public Offering contain a redemption feature. In accordance with the Accounting Standards Codification 480-10-S99-3A “Classification and Measurement of Redeemable Securities,” redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. The Company has classified all of the shares sold under the Public Units as subject to possible redemption.

Immediately upon the Closing of the Public Offering, the Company recognized the accretion from the offering costs allocated to the Class A Ordinary Shares subject to possible redemption.

As of December 31, 2021, the shares of Class A Ordinary Shares subject to possible redemption reflected on the balance sheet are reconciled in the following table:
As of December 31, 2021
Gross proceeds	$115,000,000
Less:
Portion of offering costs attributable to Class A shares subject to possible redemption	$(2,551,880)
Plus:
Accretion to redemption value	$2,551,880
Class A ordinary shares subject to possible redemption	$115,000,000

e.      Net loss per share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, Earnings Per Share. Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. The Company applies the two-class method in calculating net loss per each share — Class A ordinary share subject to possible redemption, non-redeemable Class A and Class B ordinary shares. Accretion associated with the Class A ordinary shares subject to possible redemption is excluded from Net Loss per Share as the redemption value approximates fair value.

As of December 31, 2021, the Company had outstanding warrants to purchase up to 5,940,000 shares of Class A ordinary shares. The weighted average of these shares was excluded from the calculation of diluted net loss per share since the exercise of the warrants is contingent upon the occurrence of future events. As of December 31, 2021, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into shares and then share in the earnings of the Company. As a result, diluted net loss per share is the same as basic net loss per share for the period.

f.       Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

g.      Public Warrants

The Company applied the provisions of ASC 815-40 and classified its public warrants, issued as part of the Public Units as detailed in Note 3, as equity securities.

MORINGA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

g.      Private Warrant liability

The Company accounts for the warrants in accordance with the guidance contained in Accounting Standards Codification 815 (“ASC 815”), “Derivatives and Hedging,” under which the warrants do not meet the criteria for equity treatment and must be recorded as derivative liabilities. Accordingly, the Company classifies the warrants as liabilities at their fair value and adjusts the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until the warrants are exercised or expire, and any change in fair value is recognized in the Company’s statement of operations. The fair value of the Private Warrants (as defined in Note 3) has been estimated using a Black-Scholes-Merton model.

h.      Financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.

i.       Use of estimates in the preparation of financial statements

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates and such differences may have a material impact on the Company’s financial statements.

j.       Offering Costs

The Company complies with the requirements of the Accounting Standards Codification 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A — “Expenses of Offering.” The Company incurred offering costs in connection with its Public Offering of $334,345. These costs, together with the upfront underwriter discount, of $2,300,000 were allocated between the sale of the Public Units and the Private Units.

Out of the total amount of offering costs, an amount of $7,599 was allocated to the Private Warrant Liability, and therefore charged as an expense.

k.      Income tax

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes (hereafter — ASC 740). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized, based on the weight of available positive and negative evidence. Deferred tax liabilities and assets are classified as non-current in accordance with ASU 2015– 17.

The Company accounts for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits under taxes on income (tax benefit).

MORINGA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 3 — PUBLIC OFFERING AND PRIVATE PLACEMENTS:

l.       Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted would have a material effect on the Company’s financial statements.

In the Initial Public Offering, the Company issued and sold 11,500,000 units (including 1,500,000 units sold at a second closing pursuant to the underwriters’ exercise of their over-allotment option in full) at an offering price of $10.00 per unit (the “Units”). The Sponsor and EarlyBirdCapital, Inc. (the representative of the underwriters) purchased, in a private placement that occurred simultaneously with the two closings of the initial Public Offering (the “Private Placement”), an aggregate of 352,857 and 27,143 Units, respectively, at a price of $10.00 per Unit.

Each Unit (both those sold in the initial Public Offering and in the Private Placement) consists of one Class A ordinary share, $0.0001 par value, and one-half of one warrant, with each whole warrant exercisable for one Class A ordinary share (each, a “Public Warrant” and a “Private Warrant,” and collectively, the “Warrants”). Each Warrant entitles the holder thereof to purchase one whole Class A ordinary share at a price of $11.50 per share, subject to adjustment. No fractional shares will be issued upon exercise of the Warrants and only whole Warrants will trade. Each Warrant will become exercisable 30 days after the completion of the Company’s initial Business Combination and will expire at 5:00 p.m., New York City time, five years after the completion of the initial Business Combination or earlier upon redemption (only in the case of the Warrants sold in the Public Offering, or the “Public Warrants”) or liquidation.

Once the Public Warrants become exercisable, the Company may redeem them in whole and not in part at a price of $0.01 per Warrant upon a minimum of 30 days’ prior written notice of redemption, if and only if the last reported sale price of the Company’s Class A ordinary shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the Warrant holders.

The Warrants included in the Units sold in the Private Placement (the “Private Warrants”) are identical to the Public Warrants except that the Private Warrants, for so long as they are held by the Sponsor, EarlyBirdCapital, Inc. or their respective affiliates: (1) will not be redeemable by the Company; (2) may not (including the Class A ordinary shares issuable upon exercise of those warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders thereof until 30 days after the completion of the Company’s initial Business Combination; (3) may be exercised by the holders thereof on a cashless basis; and (4) they (including the Class A ordinary shares issuable upon exercise thereof) are entitled to registration rights.

The Company paid an underwriting commission of 2.0% of the gross proceeds of the Public Offering and the full exercise of the underwriters’ over-allotment, or $2,300,000, in the aggregate, to the underwriters at the two closings of the Public Offering. Refer to Note 5 for more information regarding an additional fee payable to the underwriters upon the consummation of an Initial Business Combination.

NOTE 4 — RELATED PARTY TRANSACTIONS:

a.      Promissory Notes

On December 9, 2020, the Company signed a promissory note, under which it could borrow up to a $300 thousand principal amount from the Sponsor. Amounts drawn by the Company under the note were to be used to cover finance costs and expenses related to its formation and capital raise.

MORINGA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 4 — RELATED PARTY TRANSACTIONS: (cont.)

The entire unpaid balance was payable on the earlier of (i) March 31, 2021, or (ii) the date of a capital raise (i.e., the closing of the initial Public Offering). Any drawn amounts could be prepaid at any time. The promissory note did not bear any interest on the principal amount outstanding thereunder.

The Company borrowed $170 thousand under the promissory note, $150 thousand prior to December 31, 2020, and an additional $20 thousand on February 2021. The total $170 thousand owed under the promissory note was repaid in March 2021, following the Closing of the Public Offering.

On August 9, 2021, the Company and the Sponsor have entered into an additional Promissory Note agreement (hereafter — the Second Promissory Note), according to which the Company may withdraw up to $1 million to fulfil its ongoing operational needs or preparations towards an Initial Business Combination.

The entire unpaid balance shall be payable on the earlier of (i) February 19, 2023, or (ii) the date on which the Company consummates its Initial Business Combination. Any drawn amounts could be prepaid at any time. The promissory note does not bear any interest on the principal amount outstanding thereunder.

On December 23, 2021, the Company borrowed $300 thousand under the promissory note. Refer to Note 9 — Subsequent Events, for information regarding amounts borrowed after the issuance date of these financial statements.

b.      Administrative Services Agreement

On December 16, 2020, the Company signed an agreement with the Sponsor, under which the Company shall pay the Sponsor a fixed $10 thousand per month for office space, utilities and other administrative expenses. The monthly payments under this administrative services agreement commenced on the effective date of the registration statement for the initial Public Offering and will continue until the earlier of (i) the consummation of the Company’s initial Business Combination, or (ii) the Company’s liquidation. As of December 31, 2021, the Company accrued for approximately $10 thousand with regards to this agreement, recorded under the Related Party balance.

The composition of the Related Party balance as of December 31, 2021, and 2020 is as follows:
	December 31, 2021	December 31, 2020
	In U.S. dollars
Promissory note	300,000	149,990
Legal fees paid by Sponsor	—	120,000
Accrual for Administrative Services Agreement	10,000	—
	310,000	269,990

NOTE 5 — COMMITMENTS AND CONTINGENCIES:

Underwriters’ Deferred Discount

Under the Business Combination Marketing Agreement, the Company shall pay an additional fee (hereafter — the Deferred Discount) of 3.5% of the gross proceeds of the Public Offering (or $4,025,000) payable upon the Company’s completion of the initial Business Combination. The Deferred Discount will become payable to the underwriters from the amounts held in the Trust Account solely in the event the Company completes the Initial Business Combination.

MORINGA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 6 — FAIR VALUE MEASUREMENTS:

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price).

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Basis for Fair Value Measurement

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active or financial instruments for which significant inputs to models are observable (including but not limited to quoted prices for similar securities, interest rates, foreign exchange rates, volatility and credit risk), either directly or indirectly;

Level 3: Prices or valuations that require significant unobservable inputs (including the Management’s assumptions in determining fair value measurement).

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis on December 31, 2021 by level within the fair value hierarchy:
	Level	December 31, 2021
Assets:
Money market funds held in Trust Account	1	115,006,372
Liabilities:
Private Warrant Liability	3	160,341

The estimated fair value of the Private Placement Warrants was determined using a binomial model to extract the market’s implied probability for an Initial Business Combination, using the Public Warrant’s market price. Once probability was extracted, a Black-Scholes-Merton model with Level 3 inputs was used to calculate the Private Warrants’ fair value. Inherent in a Black-Scholes-Merton model are assumptions related to expected life (term), expected stock price, volatility, risk-free interest rate and dividend yield. The Company estimates the volatility of its warrants based on implied volatility from the Company’s traded warrants and from historical volatility of selected peer companies’ Class A ordinary shares that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs:
As of December 31, 2021
Share price	$10.0
Strike price	$11.5
Term (in years)	5.5
Volatility	50%
Risk-free interest rate	1.26%
Dividend yield	0.00%

MORINGA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 6 — FAIR VALUE MEASUREMENTS: (cont.)

The change in the fair value of the Warrants measured with Level 3 inputs for the period from March 3, 2021 (Initial Measurement) through December 31, 2021, is summarized as follows:
In U.S. dollars
Value of private warrant liability measured with Level 3 inputs at Initial Measurement	342,684
Change in fair value of private warrant liability measured with Level 3 inputs	(182,343)
Transfer in/out	—
Value of warrant liability measured with Level 3 inputs on December 31, 2021	160,341

NOTE 7 — CAPITAL DEFICIENCY:

a.      Ordinary Shares

Class A Ordinary Shares

On November 20, 2020, the Company issued 100,000 Class A ordinary shares of $0.0001 par value each to designees of the Representative (hereafter — the Representative Shares) for a consideration equal to the par value of the shares. The Representative Shares are deemed to be underwriters’ compensation by FINRA pursuant to Rule 5110 of the FINRA Manual.

The Company accounted for the issuance of the Representative Shares as compensation expenses amounting to $860, with a corresponding credit to Additional Paid-In Capital, for the excess value over the consideration paid. The Company estimated the fair value of the issuance based upon the price of Class B Ordinary Shares that were issued to the Sponsor.

Pursuant to the initial Public Offering and the concurrent Private Placement that were each effected in two closings — on February 19, 2021, and March 3, 2021 — the Company issued and sold an aggregate of 11,500,000 and 380,000 Class A ordinary shares as part of the Units sold in those respective transactions. The Units (which also included Warrants) were sold at a price of $10 per Unit, and for an aggregate consideration of $115 million and $3.8 million in the Public Offering and Private Placement, respectively. See Note 3 above for further information regarding those share issuances.

The Company classified its 11,500,000 Public Class A ordinary shares as temporary equity. The remaining 480,000 Private Class A ordinary shares were classified as permanent equity.

Class B Ordinary Shares

On November 20, 2020, the Company issued 2,875,000 Class B ordinary shares of $0.0001 par value each for a total consideration of $25 thousand to the Sponsor’s wholly-owned Delaware subsidiary. Out of the 2,875,00 Class B ordinary shares, up to 375,000 were subject to forfeiture if the underwriters were to not exercise their over-allotment in full or in part. Because the underwriters exercised their over-allotment option in full on March 3, 2021, that potential forfeiture did not occur.

Class B ordinary shares are convertible into non-redeemable Class A ordinary shares, on a one-for-one basis, at any time and from time to time at the option of the holder, or automatically on the day of the Business Combination. Class B ordinary shares also possess the sole right to vote for the election or removal of directors, until the consummation of an initial Business Combination.

b.      Preferred shares

The Company is authorized to issue up to 5,000,000 Preferred Shares of $0.0001 par value each. As of December 31, 2021, the Company has no preferred shares issued and outstanding.

MORINGA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS

NOTE 8 — GENERAL AND ADMINISTRATIVE:

The formation and other operating expenses for the years ended December 31, 2021, and 2020 are as follows:
	December 31, 2021	December 31, 2020
	In U.S. dollars
Legal expenses	353,368	145,000
Audit, bookkeeping and accounting	110,237	50,000
Professional services	78,411	—
Management fees	109,295	—
Insurance	281,147	—
Other	11,475	860
	943,933	195,860

NOTE 9 — SUBSEQUENT EVENTS:

On January 27, 2022 the Company borrowed an additional $300 thousand from the promissory note given by the Sponsor.

MORINGA ACQUISITION CORP
UNAUDITED CONDENSED BALANCE SHEETS

	Note	September 30 2022	December 31 2021
		U.S. Dollars
Assets
CURRENT ASSETS:
Cash and cash equivalents		202,333	38,944
Investments held in Trust Account		115,699,122	115,006,372
Prepaid expenses		125,103	368,853
TOTAL ASSETS		116,026,558	115,414,169

Liabilities and shares subject to possible redemption net of capital deficiency
CURRENT LIABILITIES:
Accrued expenses		2,446	38,576
Related party	4	1,010,000	310,000
Private warrant liability		19,247	160,341
TOTAL LIABILITIES		1,031,693	508,917

COMMITMENTS AND CONTINGENCIES	5	—	—

CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION: 11,500,000 shares at redemption value $10.06 and $10.00 as of September 30, 2022 and December 31, 2021, respectively		115,699,122	115,000,000

CAPITAL DEFICIENCY:	7
Class A Ordinary Shares, $0.0001 par value; 500,000,000 shares authorized 480,000 issued and outstanding (excluding 11,500,000 shares subject to possible redemption) as of September 30, 2022 and December 31, 2021;		48	48
Class B Ordinary Shares, $0.0001 par value; 50,000,000 shares authorized, 2,875,000 issued and outstanding as of September 30, 2022 and December 31, 2021;		288	288
Preferred Shares, $0.0001 par value; 5,000,000 shares authorized, no shares issued and outstanding as of September 30, 2022 and December 31, 2021.		—	—
Additional paid-in capital		156,872	855,994
Accumulated deficit		(861,465)	(951,078)
TOTAL CAPITAL DEFICIENCY		(704,257)	(94,748)
TOTAL LIABILITIES AND SHARES SUBJECT TO POSSIBLE REDEMPTION NET OF CAPITAL DEFICIENCY		116,026,558	115,414,169

The accompanying notes are an integral part of these condensed financial statements.

MORINGA ACQUISITION CORP
UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

	Nine months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021
	U.S. Dollars Except share data		U.S. Dollars Except share data
INTEREST EARNED ON INVESTMENTS HELD IN TRUST ACCOUNT	692,750	4,191	520,023	1,767
GENERAL AND ADMINISTRATIVE	(744,231)	(510,537)	(237,001)	(222,822)

CHANGE IN FAIR VALUE OF PRIVATE WARRANT LIABILITY	141,094	(7,106)	9,557	(2,850)
NET PROFIT (LOSS) FOR THE PERIOD	89,613	(513,452)	292,579	(223,905)

WEIGHTED AVERAGE NUMBER OF CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION	11,500,000	9,303,704	11,500,000	11,500,000
BASIC AND DILUTED NET PROFIT (LOSS) PER CLASS A ORDINARY SHARE SUBJECT TO POSSIBLE REDEMPTION	$0.02	$(0.04)	$0.03	$(0.02)

WEIGHTED AVERAGE NUMBER OF NON-REDEEMABLE CLASS A AND CLASS B ORDINARY SHARE	3,355,000	3,443,296	3,355,000	3,355,000
BASIC AND DILUTED NET LOSS PER NON-REDEEMABLE CLASS A AND CLASS B ORDINARY SHARE	$(0.04)	$(0.04)	$(0.02)	$(0.02)

The accompanying notes are an integral part of these unaudited condensed financial statements.

MORINGA ACQUISITION CORP
UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Par value	Number of shares	Par value
	U.S. dollars (except share data)
BALANCE AT December 31, 2020	100,000	10	2,875,000	288	25,572	(195,860)	(169,990)
CHANGES DURING THE THREE MONTHS ENDED March 31, 2021:
Issuance of Class B Ordinary Shares to the Sponsor	380,000	38			3,380,610		3,380,648
Accretion for public Class A ordinary shares to redemption amount					(2,550,188)		(2,550,188)
Net loss for the period						(97,754)	(97,754)
BALANCE AT March 31, 2021	480,000	48	2,875,000	288	855,994	(293,614)	562,716
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2021:
Net loss for the period						(191,793)	(191,793)
BALANCE AT June 30, 2021	480,000	48	2,875,000	288	855,994	(485,407)	370,923
CHANGES DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2021:
Net loss for the period						(223,905)	(223,905)
BALANCE AT September 30, 2021	480,000	48	2,875,000	288	855,994	(709,312)	147,018

MORINGA ACQUISITION CORP
UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Par value	Number of shares	Par value
	U.S. dollars (except share data)
BALANCE AT December 31, 2021	480,000	48	2,875,000	288	855,994	(951,078)	(94,748)
CHANGES DURING THE THREE MONTHS ENDED March 31, 2022:
Net loss for the period						(245,659)	(245,659)
BALANCE AT March 31, 2021	480,000	48	2,875,000	288	855,994	(1,196,737)	(340,407)
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2022:
Subsequent accretion of Class A Ordinary Shares subject to possible redemption to amount as of June 30, 2022					(179,099)		(179,099)
Net profit for the period						42,693	42,693
BALANCE AT June 30, 2022	480,000	48	2,875,000	288	676,895	(1,154,044)	(476,813)
CHANGES DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2022:
Subsequent accretion of Class A Ordinary Shares subject to possible redemption to amount as of September 30, 2022					(520,023)		(520,023)
Net profit for the period						292,579	292,579
BALANCE AT September 30, 2022	480,000	48	2,875,000	288	156,872	(861,465)	(704,257)

The accompanying notes are an integral part of these unaudited condensed financial statements.

MORINGA ACQUISITION CORP
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	Nine months ended September 30, 2022	Nine months ended September 30, 2021
	U.S. Dollars
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss) for the period	89,613	(513,452)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Changes in the fair value of the private warrant liability	(141,094)	7,106
Changes in operating assets and liabilities:
Decrease (increase) in prepaid expenses	243,750	(450,103)
Decrease in related party	—	(110,000)
Increase (decrease) in accrued expenses	(36,130)	32,676
Net cash provided by (used in) operating activities	156,139	(1,033,773)

CASH FLOWS FROM FINANCING ACTIVITIES:
Sale of Public Units	—	115,000,000
Payment of underwriting commissions and offering expenses	—	(2,549,159)
Sale of Private Units, refer to note 3	—	3,800,000
Proceeds from a promissory note – related party	700,000	20,000
Repayment of promissory note – related party	—	(169,990)
Net cash provided by financing activities	700,000	116,100,851

INCREASE IN CASH, CASH EQUIVALENTS AND INVESTMENTS HELD IN A TRUST ACCOUNT	856,139	115,067,078
CASH, CASH EQUIVALENTS AND INVESTMENTS HELD IN A TRUST ACCOUNT AT BEGINNING OF THE PERIOD	115,045,316	51,701
CASH, CASH EQUIVALENTS AND INVESTMENTS HELD IN A TRUST ACCOUNT AT END OF THE PERIOD	115,901,455	115,118,779

RECONCILIATION OF CASH, CASH EQUIVALENTS AND INVESTMENTS HELD IN A TRUST ACCOUNT:
Cash and cash equivalents	202,333	114,588
Investments held in trust account	115,699,122	115,004,191
Total cash, cash equivalents and investments held in trust account	115,901,455	115,118,779

SUPPLEMENTARY INFORMATION REGARDING NON-CASH ACTIVITIES:
Deferred offering costs	—	77,699

The accompanying notes are an integral part of these unaudited condensed financial statements.

MORINGA ACQUISITION CORP
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS:

a.      Organization and General

Moringa Acquisition Corp (hereafter — the Company) is a blank check company, incorporated on September 24, 2020 as a Cayman Islands exempted company, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination (hereafter — the Business Combination). The Company is an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

All activity for the nine months ended September 30, 2022, relates to the Company’s search for a target company, as well as attempts to consummate the Proposed Business Combination, as detailed in Note 1(f).

The Company has selected December 31 as its fiscal year end.

b.      Sponsor and Financing

The Company’s sponsor is Moringa Sponsor, L.P., a Cayman exempted limited partnership (which is referred to herein, together with its wholly-owned subsidiary, Moringa Sponsor (US) LP, a Delaware limited partnership, as the “Sponsor”).

The registration statement relating to the Company’s Public Offering was declared effective by the United States Securities and Exchange Commission (the “SEC”) on February 16, 2021. The initial stage of the Company’s Public Offering — the sale of 10,000,000 Units — closed on February 19, 2021 (hereafter — the Closing of the Public Offering). Upon that closing and the concurrent closing of the initial stage of the Private Placement (as defined below in Note 3). $100,000,000 was placed in a trust account (the “Trust Account”) (discussed in (c) below). On March 3, 2021, upon the full exercise by the underwriters of their over-allotment option for the Public Offering, the second stage of the Public Offering — the sale of 1,500,000 Units — closed. Upon that closing and the concurrent closing of the second stage of the Private Placement, an additional $15,000,000 was placed in the Trust Account. The Company intends to finance its initial Business Combination with the net proceeds from the Public Offering and the Private Placement.

c.      The Trust Account

The proceeds held in the Trust Account are invested in money market funds registered under the Investment Company Act and compliant with Rule 2a-7 thereof that maintain a stable net asset value of $1.00.

The Company complies with the provisions of ASU 2016-18, under which changes in proceeds held in the Trust Account are accounted for as Changes in Cash, Cash Equivalents and Investments Held in a Trust Account in the Company’s Statements of Cash Flows.

d.      Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering, although substantially all of the net proceeds of the Public Offering and the Private Placement are intended to be generally applied toward consummating an initial Business Combination. The initial Business Combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding taxes payable on the income accrued in the Trust Account). There is no assurance that the Company will be able to successfully consummate an initial Business Combination.

MORINGA ACQUISITION CORP
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 — Description of Organization and Business Operations: (cont.)

The Company, after signing a definitive agreement for an Initial Business Combination, will provide its public shareholders the opportunity to redeem all or a portion of their shares upon the completion of the initial Business Combination, either (i) in connection with a shareholder meeting called to approve the business combination or (ii) by means of a tender offer.

If the Company holds a shareholder vote or there is a tender offer for shares in connection with an initial Business Combination, a public shareholder will have the right to redeem its shares for an amount in cash equal to its pro rata share of the aggregate amount then on deposit in the Trust Account, calculated as of two days prior to the general meeting or commencement of the Company’s tender offer, including interest but less taxes payable. As a result, the Company’s Public Class A ordinary shares are classified as temporary equity upon the completion of the Public Offering, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.”

Pursuant to the Company’s amended and restated memorandum and articles of association, if the Company is unable to complete the initial Business Combination within 24 months from the Closing of the Public Offering, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor and the Company’s officers and directors have entered into a letter agreement with the Company, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any Class B ordinary shares (as described in Note 7) held by them if the Company fails to complete the initial Business Combination within 24 months of the Closing of the Public Offering or during any extended time that the Company has to consummate an initial Business Combination beyond 24 months as a result of a shareholder vote to amend its amended and restated memorandum and articles of association. However, if the Sponsor or any of the Company’s directors or officers acquire any Class A ordinary shares, they will be entitled to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the Initial Business Combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of the Company after an initial Business Combination, the Company’s shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the ordinary shares. The Company’s shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that the Company will provide its shareholders with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, under the circumstances, and, subject to the limitations, described herein

e.      Substantial Doubt about the Company’s Ability to Continue as a Going Concern

As of September 30, 2022, the Company had approximately $202 thousand of cash and an accumulated deficit of $861 thousand. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standard Codification 205-40, “Going Concern”, the Company will need to obtain additional funds in order to satisfy its liquidity needs in its current endeavors to consummate the Proposed Business Combination, as detailed in Note 1(f), or a different Initial Business Combination, if the former does not occur.

MORINGA ACQUISITION CORP
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 — Description of Organization and Business Operations: (cont.)

Since its inception date and through the issuance date of these financial statements, the Company’s liquidity needs were satisfied through an initial capital injection from the Sponsor, followed by net Private Placement proceeds, as well as several withdrawals of the Sponsor promissory notes. Management has determined that it will need to continue to rely and is significantly dependent on future promissory notes or other forms of financial support (of which the Sponsor is not obligated to provide). Moreover, the Company has until February 19, 2023 (hereafter — the Mandatory Liquidation Date) to consummate an Initial Business Combination, whether the Proposed Business Combination or a different one. If a business combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. The Company intends to complete an Initial Business Combination before the Mandatory Liquidation Date. However, there can be no assurance that the Company will be able to consummate any business combination ahead of the Mandatory Liquidation Date, nor will it be able to raise sufficient funds to complete an Initial Business Combination. These matters raise substantial doubt about the Company’s ability to continue as a going concern, for the subsequent twelve months following the issuance date of these financial statements.

No adjustments have been made to the carrying amounts of assets or liabilities should the Company fail to obtain financial support in its pursuit to consummate an Initial Business Combination, nor if it is required to liquidate after the Mandatory Liquidation Date.

f.       Proposed Business Combination

On June 9, 2022, the Company entered into a Business Combination Agreement (hereafter — the Proposed Business Combination) with Holisto Ltd., a company organized under the laws of the State of Israel (hereafter — Holisto) and Holisto MergerSub, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Holisto.

Holisto is an Israeli company and a tech-powered online travel agency, which aims to make hotel booking affordable and personalized for consumers.

The Business Combination Agreement and the transactions contemplated thereby have been unanimously approved by the boards of directors of Moringa and Holisto, and by the shareholders of Holisto.

The foregoing description of the Proposed Business Combination does not purport to be complete. For further information and access to the full agreement and all other related agreements, refer to the Company’s Current Report on Form 8-K filed with the SEC on June 13, 2022.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES:

a.      Basis of Presentation

The Company’s unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the SEC for interim financial information and the instructions to Form 10-Q.

b.      Emerging Growth Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards.

The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

MORINGA ACQUISITION CORP
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible, because of the potential differences in accounting standards used.

c.      Cash and cash equivalents

The Company considers as cash equivalents all short-term, highly liquid investments, which include short-term bank deposits with original maturities of three months or less from the date of purchase that are not restricted as to withdrawal or use and are readily convertible to known amounts of cash.

As of September 30, 2022, the Company held its cash and cash equivalents in an SVB bank account, and its Investments Held in Trust Account in Goldman Sachs money market funds. Money market funds are characterized as Level I investments within the fair value hierarchy under ASC 820.

d.      Class A Ordinary Shares subject to possible redemption

As discussed in Note 1, all of the 11,500,000 shares of Class A ordinary shares sold as parts of the Units in the Public Offering contain a redemption feature. In accordance with the Accounting Standards Codification 480-10-S99-3A “Classification and Measurement of Redeemable Securities”, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. The Company has classified all of the shares sold under the Public Units as subject to possible redemption.

Immediately upon the Closing of the Public Offering, the Company recognized the accretion from the offering costs allocated to the Class A Ordinary Shares subject to possible redemption, in an amount of $2,551,880.

e.      Net profit (loss) per share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, Earnings Per Share. Net profit (loss) per share is computed by dividing net profit (loss) by the weighted average number of shares outstanding during the period. The Company applies the two-class method in calculating net profit (loss) per each class of shares: the non-redeemable shares, which include the Private Class A Ordinary Shares, as defined in Note 7, and the Class B ordinary shares (hereafter and collectively — Non-Redeemable class A and B ordinary shares; and the Class A ordinary shares subject to possible redemption.

In order to determine the net profit (loss) attributable to each class, the Company first considered the total profit (loss) allocable to both sets of shares. This is calculated using the total net profit (loss) less any Interest Earned on Investments Held in Trust Account. Then, the Interest Earned on Investments Held in Trust Account for the period (being the accretion to redemption value of the Class A ordinary shares subject to possible redemption) is fully allocated to the Class A ordinary shares subject to redemption.

For each of the three and nine months ended September 30, 2022 and 2021, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into shares and then share in the earnings of the Company. The Company has not considered the effect of the warrants sold in the Initial Public Offering and Private Placements to purchase an aggregate of 5,940,000 warrants in the calculation of diluted net profit (loss) per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted net profit (loss) per share is the same as basic net profit (loss) per share for each of the periods presented, and for each class.

f.       Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

MORINGA ACQUISITION CORP
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

g.      Public Warrants

The Company applied the provisions of ASC 815-40 and classified its public warrants, issued as part of the Public Units as detailed in Note 3, as equity securities.

h.      Private Warrant liability

The Company accounts for the warrants in accordance with the guidance contained in Accounting Standards Codification 815 (“ASC 815”), “Derivatives and Hedging”, under which the warrants do not meet the criteria for equity treatment and must be recorded as derivative liabilities. Accordingly, the Company classifies the warrants as liabilities at their fair value and adjusts the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until the warrants are exercised or expire, and any change in fair value is recognized in the Company’s statement of operations. Refer to Note 6 for information regarding the model used to estimate the faie value of the Private Warrants (as defined in Note 3).

i.       Financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures”, approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.

j.       Use of estimates in the preparation of financial statements

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates and such differences may have a material impact on the Company’s financial statements.

k.      Income tax

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes (hereafter — ASC 740). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized, based on the weight of available positive and negative evidence. Deferred tax liabilities and assets are classified as non-current in accordance with ASU 2015-17.

The Company accounts for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits under taxes on income (tax benefit).

l.       Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted would have a material effect on the Company’s financial statements.

MORINGA ACQUISITION CORP
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3 — PUBLIC OFFERING AND PRIVATE PLACEMENTS:

In the Initial Public Offering, the Company issued and sold 11,500,000 units (including 1,500,000 units sold at a second closing pursuant to the underwriters’ exercise of their over-allotment option in full) at an offering price of $10.00 per unit (the “Units”). The Sponsor and EarlyBirdCapital, Inc. (the representative of the underwriters) purchased, in a private placement that occurred simultaneously with the two closings of the initial Public Offering (the “Private Placement”), an aggregate of 352,857 and 27,143 Units, respectively, at a price of $10.00 per Unit.

Each Unit (both those sold in the initial Public Offering and in the Private Placement) consists of one Class A ordinary share, $0.0001 par value, and one-half of one warrant, with each whole warrant exercisable for one Class A ordinary share (each, a “Public Warrant” and a “Private Warrant”, and collectively, the “Warrants”). Each Warrant entitles the holder thereof to purchase one whole Class A ordinary share at a price of $11.50 per share, subject to adjustment. No fractional shares will be issued upon exercise of the Warrants and only whole Warrants will trade. Each Warrant will become exercisable 30 days after the completion of the Company’s initial Business Combination and will expire at 5:00 p.m., New York City time, five years after the completion of the initial Business Combination or earlier upon redemption (only in the case of the Warrants sold in the Public Offering, or the “Public Warrants”) or liquidation.

Once the Public Warrants become exercisable, the Company may redeem them in whole and not in part at a price of $0.01 per Warrant upon a minimum of 30 days’ prior written notice of redemption, if and only if the last reported sale price of the Company’s Class A ordinary shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the Warrant holders.

The Warrants included in the Units sold in the Private Placement (the “Private Warrants”) are identical to the Public Warrants except that the Private Warrants, for so long as they are held by the Sponsor, EarlyBirdCapital, Inc. or their respective affiliates: (1) will not be redeemable by the Company; (2) may not (including the Class A ordinary shares issuable upon exercise of those warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders thereof until 30 days after the completion of the Company’s initial Business Combination; (3) may be exercised by the holders thereof on a cashless basis; and (4) they (including the Class A ordinary shares issuable upon exercise thereof) are entitled to registration rights.

The Company paid an underwriting commission of 2.0% of the gross proceeds of the Public Offering and the full exercise of the underwriters’ over-allotment, or $2,300,000, in the aggregate, to the underwriters at the two closings of the Public Offering. Refer to Note 5 for more information regarding an additional fee payable to the underwriters upon the consummation of an Initial Business Combination.

NOTE 4 — RELATED PARTY TRANSACTIONS:

a.      Promissory Note

On December 9, 2020, the Company signed a promissory note, under which it could borrow up to a $300 thousand principal amount from the Sponsor. Amounts drawn by the Company under the note were to be used to cover finance costs and expenses related to its formation and capital raise.

The entire unpaid balance was payable on the earlier of (i) March 31, 2021, or (ii) the date of a capital raise (i.e., the closing of the initial Public Offering). Any drawn amounts could be prepaid at any time. The promissory note did not bear any interest on the principal amount outstanding thereunder.

MORINGA ACQUISITION CORP
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 4 — RELATED PARTY TRANSACTIONS: (cont.)

The Company borrowed $170 thousand under the promissory note, $150 thousand prior to December 31, 2020 and an additional $20 thousand on February 2021. The total $170 thousand owed under the promissory note was repaid in March 2021, following the Closing of the Public Offering.

On August 9, 2021 the Company and the Sponsor have entered into an additional Promissory Note agreement (hereafter — the Second Promissory Note), according to which the Company may withdraw up to $1 million to fulfil its ongoing operational needs or preparations towards an Initial Business Combination.

The entire unpaid balance shall be payable on the earlier of (i) February 19, 2023, or (ii) the date on which the Company consummates its Initial Business Combination. Any drawn amounts could be prepaid at any time. The promissory note does not bear any interest on the principal amount outstanding thereunder.

On December 23, 2021, the Company borrowed $300 thousand under the promissory note.

During the nine months ended September 30, 2022 the Company borrowed an additional $700 thousand from the promissory note given by the Sponsor.

b.      Administrative Services Agreement

On December 16, 2020, the Company signed an agreement with the Sponsor, under which the Company shall pay the Sponsor a fixed $10 thousand per month for office space, utilities and other administrative expenses. The monthly payments under this administrative services agreement commenced on the effective date of the registration statement for the initial Public Offering and will continue until the earlier of (i) the consummation of the Company’s initial Business Combination, or (ii) the Company’s liquidation. As of September 30, 2022 the Company accrued for approximately $10 thousand with regards to this agreement, recorded under the Related Party balance.

The composition of the Related Party balance as of September 30, 2022 and December 31, 2021 is as follows:
	September 30, 2022	December 31, 2021
	In U.S. dollars
Promissory note	1,000,000	300,000
Accrual for Administrative Services Agreement	10,000	10,000
	1,010,000	310,000

NOTE 5 — COMMITMENTS AND CONTINGENCIES:

Underwriters’ Deferred Commission

Under the Business Combination Marketing Agreement, the Company shall pay an additional fee (hereafter — the Deferred Commission) of 3.5% of the gross proceeds of the Public Offering (or $4,025,000) payable upon the Company’s completion of the initial Business Combination. The Deferred Commission will become payable to the underwriters from the amounts held in the Trust Account solely in the event the Company completes the Initial Business Combination.

MORINGA ACQUISITION CORP
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 6 — FAIR VALUE MEASUREMENTS:

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price).

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Basis for Fair Value Measurement

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active or financial instruments for which significant inputs to models are observable (including but not limited to quoted prices for similar securities, interest rates, foreign exchange rates, volatility and credit risk), either directly or indirectly;

Level 3: Prices or valuations that require significant unobservable inputs (including the Management’s assumptions in determining fair value measurement).

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2022 by level within the fair value hierarchy:
	Level	September 30, 2022	December 31, 2021
Assets:
Money market funds held in Trust Account	1	115,699,122	115,006,372
Liabilities:
Private Warrant Liability	3	19,247	160,341

The estimated fair value of the Private Placement Warrants was determined using a binomial model to extract the market’s implied probability for an Initial Business Combination, using the Public Warrant’s market price. Once probability was extracted, a Black-Scholes-Merton model with Level 3 inputs was used to calculate the Private Warrants’ fair value. Inherent in a Black-Scholes-Merton model are assumptions related to expected life (term), expected stock price, volatility, risk-free interest rate and dividend yield. The Company estimates the volatility of its warrants based on implied volatility from the Company’s traded warrants and from historical volatility of selected peer companies’ Class A ordinary shares that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs:
	September 30, 2022	December 31, 2021
Share price	$10.0	10.0
Strike price	$11.5	11.5
Volatility	50%	50%
Risk-free interest rate	4.04%	1.26%
Dividend yield	0.00%	0.00%

MORINGA ACQUISITION CORP
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 7 — CAPITAL DEFICIENCY:

a.      Ordinary Shares

Class A Ordinary Shares

On November 20, 2020 the Company issued 100,000 Class A ordinary shares of $0.0001 par value each to designees of the Representative (hereafter — the Representative Shares) for a consideration equal to the par value of the shares. The Representative Shares are deemed to be underwriters’ compensation by FINRA pursuant to Rule 5110 of the FINRA Manual.

The Company accounted for the issuance of the Representative Shares as compensation expenses amounting to $860, with a corresponding credit to Additional Paid-In Capital, for the excess value over the consideration paid. The Company estimated the fair value of the issuance based upon the price of Class B Ordinary Shares that were issued to the Sponsor.

Pursuant to the initial Public Offering and the concurrent Private Placement that were each effected in two closings — on February 19, 2021 and March 3, 2021 — the Company issued and sold an aggregate of 11,500,000 and 380,000 Class A ordinary shares as part of the Units sold in those respective transactions. The Units (which also included Warrants) were sold at a price of $10 per Unit, and for an aggregate consideration of $115 million and $3.8 million in the Public Offering and Private Placement, respectively. See Note 3 above for further information regarding those share issuances.

The Company classified its 11,500,000 Public Class A ordinary shares as temporary equity. The remaining 480,000 Private Class A ordinary shares were classified as permanent equity.

Class B Ordinary Shares

On November 20, 2020 the Company issued 2,875,000 Class B ordinary shares of $0.0001 par value each for a total consideration of $25 thousand to the Sponsor’s wholly-owned Delaware subsidiary. Out of the 2,875,00 Class B ordinary shares, up to 375,000 were subject to forfeiture if the underwriters were to not exercise their over-allotment in full or in part. Because the underwriters exercised their over-allotment option in full on March 3, 2021, that potential forfeiture did not occur.

Class B ordinary shares are convertible into non-redeemable Class A ordinary shares, on a one-for-one basis, at any time and from time to time at the option of the holder, or automatically on the day of the Business Combination. Class B ordinary shares also possess the sole right to vote for the election or removal of directors, until the consummation of an initial Business Combination.

b.      Preferred shares

The Company is authorized to issue up to 5,000,000 Preferred Shares of $0.0001 par value each. As of September 30, 2022, the Company has no preferred shares issued and outstanding.

MORINGA ACQUISITION CORP
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 8 — NET PROFIT (LOSS) PER SHARE:

The following table reflects the calculation of basic and diluted net profit (loss) per share (in dollars, except share amounts):
	Nine months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021
Net profit (loss) for the period	$89,613	$(513,452)	$292,579	$(223,905)
Accretion to Class A ordinary shares subject to possible redemption to redemption amount (“Accretion”)	(692,750)	—	(520,023)	—
Net loss including Accretion	$(603,137)	$(513,452)	$(227,444)	$(223,905)

Class A ordinary shares subject to possible redemption:
Numerator:
Net loss including Accretion	$(466,919)	$(379,751)	$(176,076)	$(173,336)
Accretion	692,750	—	520,023	—
	$225,831	$(379,751)	$343,947	$(173,336)

Denominator:
weighted average number of shares	11,500,000	9,303,704	11,500,000	11,500,000

Basic and diluted net profit (loss) per Class A ordinary share subject to possible redemption	$0.02	$(0.04)	$0.03	$(0.02)

Non-redeemable Class A and B ordinary shares:
Numerator:
Net loss including Accretion	$(136,218)	$(133,701)	$(51,368)	$(50,569)

Denominator:
weighted average number of shares	3,355,000	3,443,296	3,355,000	3,355,000

Basic and diluted net loss per non-redeemable Class A and B ordinary share	$(0.04)	$(0.04)	$(0.02)	$(0.02)

NOTE 9 — SUBSEQUENT EVENTS:

The Company evaluated subsequent events and transactions that occurred after the balance sheet date and through the issuance date of these financial statements. The Company did not identify any subsequent events that would have required any adjustments or disclosures in the financial statements.

Annex A

Execution Copy

BUSINESS COMBINATION AGREEMENT

by and among

HOLISTO LTD.

as the Company,

HOLISTO MERGERSUB, INC.

as Merger Sub,

and

MORINGA ACQUISITION CORP

as Moringa

Dated as of June 9, 2022

Annex A Page No.
ARTICLE I MERGER		A-4

1.1	Effective Time	A-4
1.2	Merger	A-4
1.3	Effect of the Merger	A-4
1.4	Organizational Documents of the Company and the Surviving Company	A-4
1.5	Directors and Officers of the Company and the Surviving Company	A-4
1.6	Effect of Merger on Merger Sub Ordinary Shares	A-5
1.7	Effect of Merger on Securities of Moringa	A-5
1.8	Effect of Merger on Company Securities	A-9
1.9	Taking of Necessary Action; Further Action	A-9
1.10	Tax Consequences	A-9

Article II CLOSING		A-9

2.1	Closing	A-9

Article III REPRESENTATIONS AND WARRANTIES OF Moringa		A-10

3.1	Organization and Standing	A-10
3.2	Authorization; Binding Agreement	A-10
3.3	Governmental Approvals	A-10
3.4	Non-Contravention	A-10
3.5	Capitalization	A-11
3.6	SEC Filings and Moringa Financials	A-11
3.7	Absence of Certain Changes	A-13
3.8	Compliance with Laws	A-13
3.9	Actions; Orders; Permits	A-13
3.10	Taxes and Returns	A-13
3.11	Employees and Employee Benefit Plans	A-13
3.12	Properties	A-13
3.13	Material Contracts	A-14
3.14	Transactions with Affiliates	A-14
3.15	Investment Company Act	A-14
3.16	Finders and Brokers	A-14
3.17	Certain Business Practices	A-14
3.18	Insurance	A-15
3.19	Information Supplied	A-15
3.20	Independent Investigation	A-15
3.21	Trust Account	A-15
3.22	Company Representations	A-16
3.23	No Other Representations and Warranties	A-16
3.24	Disclosure	A-16

Article IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-16

4.1	Organization and Standing	A-16
4.2	Authorization; Binding Agreement	A-17
4.3	Capitalization	A-17
4.4	Subsidiaries	A-18
4.5	Merger Sub	A-19

Annex A-i

Annex A Page No.
4.7	Non-Contravention	A-19
4.8	Financial Statements	A-19
4.9	Absence of Certain Changes	A-21
4.11	Company Permits	A-21
4.12	Litigation	A-21
4.13	Material Contracts	A-21
4.14	Intellectual Property	A-23
4.15	Privacy	A-26
4.16	Taxes and Returns	A-26
4.17	Real Property	A-28
4.18	Personal Property	A-28
4.19	Employee Matters	A-28
4.20	Benefit Plans	A-30
4.21	Environmental Matters	A-31
4.22	Transactions with Related Persons	A-31
4.23	Insurance	A-32
4.24	Books and Records	A-32
4.25	Top Customers and Vendors	A-32
4.26	Certain Business Practices	A-33
4.27	Investment Company Act	A-33
4.28	Securities Purchase Agreement and Financing	A-34
4.29	Finders and Brokers	A-34
4.30	Information Supplied	A-34
4.31	Independent Investigation	A-34
4.32	Disclosure	A-34
4.33	No Other Representations or Warranties; No Reliance	A-35

Article V COVENANTS		A-35

5.1	Access and Information	A-35
5.2	Conduct of Business of the Company and Merger Sub	A-36
5.3	Conduct of Business of Moringa	A-39
5.4	Annual and Interim Financial Statements	A-40
5.7	No Trading	A-41
5.8	Notification of Certain Matters	A-42
5.9	Efforts	A-42
5.10	The Registration Statement; Moringa Shareholder Approval Matters	A-44
5.11	Company Shareholder Approvals	A-45
5.12	Public Announcements	A-46
5.13	Confidentiality	A-47
5.14	Documents and Information	A-47
5.15	Post-Closing Company Board of Directors	A-47
5.16	Indemnification of Directors and Officers; Tail Insurance	A-47
5.17	Trust Account Proceeds	A-48
5.18	Financing	A-48
5.19	F-1 Registration Statement	A-48
5.20	Termination of Company Investor Agreements	A-49
5.21	No Use of Moringa Name	A-49

Annex A-ii

Annex A Page No.
Article VI CLOSING CONDITIONS		A-49

6.1	Conditions to Each Party’s Obligations	A-49
6.2	Conditions to Obligations of the Company and Merger Sub	A-50
6.3	Conditions to Obligations of Moringa	A-51
6.4	Frustration of Conditions	A-52

Article VII TERMINATION AND EXPENSES		A-52

7.1	Termination	A-52
7.2	Effect of Termination	A-53
7.3	Fees and Expenses	A-53
7.4	Special Fee	A-53

Article VIII WAIVERS AND Releases		A-54

8.1	Waiver of Claims Against Trust	A-54
8.2	Non-Recourse	A-55

Article IX MISCELLANEOUS		A-55

9.1	Notices	A-55
9.2	Binding Effect; Assignment	A-56
9.3	Non-Survival of Representations, Warranties	A-56
9.4	Third Parties	A-56
9.5	Governing Law; Jurisdiction	A-56
9.6	Waiver of Jury Trial	A-57
9.7	Specific Performance	A-57
9.8	Severability	A-57
9.9	Amendment	A-57
9.10	Waiver	A-57
9.11	Entire Agreement	A-57
9.12	Interpretation	A-57
9.13	Counterparts	A-58
9.14	Waiver of Conflicts Regarding Representations; Non Assertion of Attorney Client Privilege	A-58

Article X DEFINITIONS		A-59

10.1	Certain Definitions	A-59
10.2	Section References	A-68

Annex A-iii

INDEX OF EXHIBITS

Exhibit	Description
Exhibit A	Illustrative calculation of Capital Restructuring

Exhibit B	Form of Restated Surviving Company Articles

Exhibit C(i)-(iii)	Forms of Lock-Up Agreement

Exhibit D	Form of Voting Agreement

Exhibit E	Form of Incentive Equity Plan Modifications

Exhibit F-1	Form of Amended SRA

Exhibit F-2	Form of Restated Registration Rights Agreement

Exhibit G	Form of Securities Purchase Agreement

Exhibit H	Form of Plan of Merger

Exhibit I	Form of Restated Company Articles

Exhibit J	Form of D&O Indemnification Agreement.

Annex A-iv

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of June 9, 2022, by and among (i) Holisto Ltd., an Israeli company (the “Company”); (ii) Holisto MergerSub, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Merger Sub”), and (iii) Moringa Acquisition Corp, a Cayman Islands exempted company (“Moringa”). The Company, Merger Sub and Moringa are each referred to herein individually as a “Party” and, collectively, as the “Parties.”

RECITALS:

WHEREAS, the Company is engaged in the development and marketing of a proprietary platform for booking of accommodation and other travel services;

WHEREAS, Moringa is a blank check company incorporated as an exempted company in the Cayman Islands for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, Merger Sub is a newly incorporated, direct, wholly-owned subsidiary of the Company, and was incorporated for the sole purpose of the Transactions;

WHEREAS, the Parties desire and intend to effect a business combination transaction whereby, at the Effective Time, Merger Sub will merge with and into Moringa, with Moringa continuing as the surviving entity and as a wholly-owned subsidiary of the Company (the “Merger” and, together with the other transactions contemplated by this Agreement and the Ancillary Documents, the “Transactions”) (Moringa, as the surviving entity of the Merger, is referred to herein as the “Surviving Company”);

WHEREAS, prior to or simultaneously with the execution and delivery of this Agreement, the Company has entered into New SAFE Agreements with certain investors, pursuant to which such investors invested (or committed to invest) in the Company, the SAFE Investment Amount, such investment to be automatically converted into Company Ordinary Shares in accordance with the terms of the New SAFE Agreements immediately prior to the Closing, and following the Capital Restructuring;

WHEREAS, immediately prior to the Closing, but contingent upon the Closing, the Company shall effect a capital restructuring (sub-clauses (a), (b) and (c) below, collectively, the “Capital Restructuring”) as follows:

(a) Immediately prior to the Closing, and contingent upon the effectiveness of the Merger, (i) each Exercised Warrant shall be automatically exercised into such number of Company Ordinary Shares, Company Ordinary A Shares or Company Preferred Shares, as applicable, in accordance with its terms (and, for the avoidance of doubt, each Expired Warrant shall automatically terminate and expire at the Effective Time), (ii) each Old SAFE Agreement shall be converted automatically into Company Ordinary Shares in accordance with the terms thereof, and (iii) each Company Preferred Share and each Company Ordinary A Share that is outstanding immediately prior to the Effective Time, including, for the avoidance of doubt, Company Preferred Shares and Ordinary A Shares issued upon the exercise of Exercised Warrants, shall be converted automatically into Company Ordinary Shares in accordance with the Company’s Articles of Association;

(b) The Company shall effect a share split, to become effective immediately prior to the Closing, and subject to the effectiveness of the Merger, pursuant to which each Company Ordinary Share outstanding as of immediately prior to the Effective Time (but, for the avoidance of doubt, after the exercise and conversion described in Clause (a) of this Recital, and excluding and prior to the issuance of the SAFE Shares) shall become and be converted into the number of Company Ordinary Shares computed by (A) multiplying each such Company Ordinary Share by (B) the Conversion Ratio, with all fractional Company Ordinary Shares being rounded to the closest integral number, with one-half Company Ordinary Share being rounded up to the next higher integral number of Company Ordinary Shares (such that following the Capital Restructuring and the issuance of the SAFE Shares (but prior to the issuance of the Merger Consideration, the Notes and the warrants that are issuable pursuant to the Securities Purchase Agreement (the “Financing Warrants”), and before giving effect to the issuance of any awards specified in Schedule 1 pursuant to the Company’s new Equity Plan), for the avoidance of doubt, the valuation of the Company, on a fully-diluted basis, shall be equal to the Company Valuation, and the Company Ordinary Shares shall be valued, on a fully-diluted basis, at $10.00 per share). The “Conversion Ratio” shall be the number yielded by the following calculations: (i) first, dividing the Company Valuation by $10.00, (ii) then, subtracting the Number of SAFE Shares from the

Annex A-1

result of the immediately preceding sub-clause (i), and (iii) then, dividing the resulting remainder of the immediately preceding sub-clause (ii) by the Total Company Shares. For reference purposes only, an illustrative calculation of the Capital Restructuring is set forth on Exhibit A hereto. The “Total Company Shares” shall mean the total number of outstanding shares or other equity securities of the Company, on a fully-diluted basis, as of immediately prior to the Effective Time, including (x) the number of Company Ordinary Shares outstanding following the exercise and conversion described in Clause (a) of this Recital (but excluding the Number of SAFE Shares), and (y) the maximum number of Company shares issuable upon the exercise of Continuing Warrants and Continuing Company Options, and specifically excluding (i) the Old Unallocated Pool (which shall automatically terminate and expire at the Effective Time), (ii) (A) such equity awards under the Equity Plan granted pursuant to the New Employment Agreements of Eran Shust, Avi Wortzel and Shay Horovitz (each, in accordance with the terms and in the amounts set forth in Schedule 1 hereto (such Schedule 1 includes RSUs and PRSUs and “earn-out” options to be granted to Eran Shust, Avi Wortzel and Shay Horovitz in accordance with the terms and in the amounts set forth in Schedule 1) and as further specified in such New Employment Agreements) and (B) such other equity awards under the Equity Plan that are specified in Schedule 1 (in accordance with the terms and in the amounts set forth in Schedule 1), and (iii) any Company Ordinary Shares reserved for issuance under the Equity Plan that remain unallocated and are not promised for issuance immediately prior to the Effective Time. The “Old Unallocated Pool” shall mean all Company Ordinary Shares reserved for issuance under the Company’s existing Equity Incentive Plan that remain unallocated and are not promised for issuance immediately prior to the Effective Time;

(c) as a result of the actions set forth in sub-clauses (a) and (b) above, each Continuing Warrant and each option to purchase Company Ordinary Shares that is outstanding or promised as of immediately prior to the Effective Time (for the avoidance of doubt, including any additional options to purchase Ordinary Shares which may be issued or promised subsequent to the date of this Agreement subject to Section 5.2(b), and excluding any equity awards referred to in sub-clauses (b)(ii) and (iii) above) (the “Continuing Company Options”) shall be adjusted to reflect the Conversion Ratio as set forth in Section 1.8, and each Continuing Warrant shall only represent the right to acquire Company Ordinary Shares subject to its terms;

WHEREAS, as more thoroughly described in Article I, immediately following the consummation of the Capital Restructuring and conversion of the New SAFE Agreements, subject to the Closing, (i) Merger Sub shall, at the Effective Time, be merged with and into Moringa, following which the separate corporate existence of Merger Sub shall cease and Moringa shall continue as the Surviving Company after the Merger and as a direct, wholly-owned subsidiary of the Company, and in connection therewith or furtherance thereof, (A) as more thoroughly described in Section 1.7(a), (1) each Class B ordinary share, par value $0.0001 per share, of Moringa (“Moringa Class B Ordinary Shares”) shall automatically become and be converted into one Class A ordinary share, par value $0.0001 per share, of Moringa (“Moringa Class A Ordinary Shares” and, together with the Moringa Class B Ordinary Shares, the “Moringa Ordinary Shares”) (such automatic conversion, the “Moringa Class B Conversion”), and each former holder of Moringa Class B Ordinary Shares shall thereafter cease to have any rights with respect to such Moringa Class B Ordinary Shares (other than the right to receive Moringa Class A Ordinary Shares in the Moringa Class B Conversion), and (2) each Moringa Class A Ordinary Share issued and outstanding as of immediately prior to the Effective Time (after giving effect to the Unit Separation and excluding any Cancelled Moringa Shares), shall automatically become and be converted into the Class A Consideration (as defined below), and each former holder of Moringa Class A Ordinary Shares shall thereafter cease to have any rights with respect to such Moringa Class A Ordinary Shares (other than the right to receive the Class A Consideration as provided herein), and (B) as more thoroughly described in Section 1.7(c), each Moringa Warrant issued and outstanding as of immediately prior to the Effective Time (after giving effect to the Unit Separation and excluding any Cancelled Moringa Warrants) shall be converted automatically into one Company Warrant (after giving effect to the Capital Restructuring), and each former holder of Moringa Warrants shall thereafter cease to have any rights with respect to such securities, except as expressly provided herein and in the amendment to the Warrant Agreement pursuant to which the Company appoints Continental as Warrant Agent and as a Transfer Agent as provided in Section 1.7(f) and in Section 1.7(i), and Continental shall, if necessary, in turn, engage an Israeli entity to serve as a withholding agent for the purposes of withholding, and taking such other actions with respect to, Israeli Tax, as stipulated in Section 1.7(i) (the “Withholding Agent”); and (ii) at the Effective Time, the amended and restated memorandum and articles of association of Moringa shall be amended and restated in the form of Exhibit B (with any changes to be mutually agreed upon in writing by the Company and Moringa) (the “Restated Surviving Company Articles”) and each ordinary share, par value $0.01 per share, of Merger Sub that is

Annex A-2

issued and outstanding as of immediately prior to the Effective Time shall automatically become and be converted into one ordinary share of the Surviving Company, and the corporate name of the Surviving Company shall be changed to Holisto Inc., with the result that the Surviving Company is a direct, wholly-owned subsidiary of the Company;

WHEREAS, prior to or simultaneously with the execution and delivery of this Agreement, the Company has entered into a Lock-Up Agreement with (i) the Sponsor, with respect to its Founder Shares, as defined in the registration statement on Form S-1, File No. 333-252615, relating to Moringa’s initial public offering (the “Moringa Form S-1”) (the “Founder Lock-Up”), (ii) the Sponsor, with respect to its Private Shares and Private Warrants (each as defined in the Moringa Form S-1), and (iii) each person who is a Company shareholder immediately prior to the Effective Time (and prior to the Financing) and holds or will hold at least 1% of the Company Ordinary Shares immediately following the completion of the Financing and the Merger, in the forms of Exhibit C(i) - (iii), respectively (the “Lock-Up Agreement”) (which Lock-Up Agreements referred to in sub-clauses (i) and (ii) above, will supersede and terminate the existing lock-up agreements with respect to the Founder Shares, the Private Shares and Private Warrants, among Moringa and the Sponsor), to automatically become effective as of the Effective Time;

WHEREAS, prior to or simultaneously with the execution and delivery of this Agreement, the Company has received voting and support agreements in the form of Exhibit D (collectively, the “Voting Agreements”) signed by certain Company shareholders, indicating the agreement of such Company shareholders to approve the Merger and the other Transactions;

WHEREAS, within ten (10) Business Days of the date of this Agreement, the Company shall enter into new Employment Agreements with those senior employees of the Company that are listed on Schedule A, in forms mutually agreed upon in writing by the Company and Moringa (collectively, the “New Employment Agreements”), to automatically become effective as of the Effective Time, to reflect the status of the Company as a Nasdaq-listed public company, which New Employment Agreements will include inter alia non-competition and non-solicitation undertakings by such senior employees;

WHEREAS, prior to the filing of the Registration Statement, the Company shall adopt the modifications to its existing Equity Incentive Plan in the form of Exhibit E (with any changes to be mutually agreed upon in writing by the Company and Moringa) (the “Incentive Equity Plan Modifications”), to automatically become effective as of the Effective Time;

WHEREAS, prior to the filing of the Registration Statement, (i) the Company shall amend and restate its Shareholders’ Rights Agreement in the form of Exhibit F-1 (with any changes to be mutually agreed upon in writing by the Company and Moringa), such amendment and restatement to automatically become effective as of the Effective Time (the “Amended SRA”), and (ii) the Company and the Sponsor shall enter into an amendment and restatement of the registration rights agreement dated February 19, 2021 by and among Moringa, the Sponsor and EarlyBird (the “Existing Registration Rights Agreement”) in the form of Exhibit F-2 (with any changes to be mutually agreed upon in writing by the Company and Moringa) (the “Restated Registration Rights Agreement”), pursuant to which the Company assumes the rights and obligations of Moringa under the Existing Registration Rights Agreement, such amendment and restatement to automatically become effective as of the Effective Time;

WHEREAS, prior to or simultaneously with the execution and delivery of this Agreement, the Company has obtained commitments from 3i LP (the “Investor”) for the purchase from the Company of senior convertible secured notes (the “Notes”), pursuant to the terms of a securities purchase agreement in the form of Exhibit G (the “Securities Purchase Agreement”), in an aggregate amount of $30,000,000, such financing (the “Financing”) to be consummated following the Capital Restructuring and contemporaneously with the Closing;

WHEREAS, pursuant to a letter agreement dated February 16, 2021, the Sponsor and Moringa’s insiders agreed that if Moringa seeks shareholder approval of a proposed Business Combination, then in connection with such proposed Business Combination, it, he or she shall (i) vote any Moringa shares owned by it, him or her in favor of any proposed Business Combination and (ii) not redeem any Shares owned by it, him or her in connection with such shareholder approval;

WHEREAS, for United States federal income tax purposes, the parties intend that the Merger will qualify as a “reorganization” within the meaning of Section 368 of the Code, and the Treasury Regulations promulgated thereunder, and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a);

Annex A-3

WHEREAS, the boards of directors of Moringa, Merger Sub and the Company have each unanimously (a) determined that the Transactions are fair, advisable and in the best interests of their respective companies and security holders, and (b) approved, and recommended the approval and adoption by such entity’s shareholders of, this Agreement, the Plan of Merger, the Ancillary Documents to which such entity is a party, and the Transactions, upon the terms and subject to the conditions set forth herein;

WHEREAS, the Company, in its capacity as the sole shareholder of Merger Sub, has approved this Agreement, the Ancillary Documents to which Merger Sub is a party, the Plan of Merger and the Transactions, including the Merger, in accordance with applicable Law and the constitutional documents of Merger Sub, upon the terms and subject to the conditions set forth herein; and

WHEREAS, capitalized terms used and not otherwise defined herein have the meaning set forth in Section 10.1 hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

Article I
MERGER

1.1  Effective Time. Subject to the terms and conditions set forth in this Agreement, on the Closing Date (following the consummation of the Capital Restructuring and the conversion of the New SAFE Agreements), Moringa and Merger Sub shall execute a plan of merger in the form attached as Exhibit H hereto (with any changes to be mutually agreed upon in writing by the Company and Moringa) (the “Plan of Merger”), and shall file the Plan of Merger and other documents as required to effect the Merger pursuant to the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Law”) with the Registrar of Companies of the Cayman Islands, as provided in the applicable provisions of the Cayman Islands Law. The Merger shall become effective at the time when the Plan of Merger has been registered by the Registrar of Companies of the Cayman Islands or such later time as Merger Sub and Moringa may agree and specify pursuant to the Cayman Islands Law (the “Effective Time”).

1.2 Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the Cayman Islands Law, Moringa and Merger Sub shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into Moringa, following which the separate corporate existence of Merger Sub shall cease and Moringa shall continue as the Surviving Company after the Merger and as a wholly-owned subsidiary of the Company.

1.3 Effect of the Merger. The effect of the Merger shall be as provided in this Agreement, the Plan of Merger and the Cayman Islands Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and Moringa shall immediately vest in and become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Company, which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of Merger Sub and Moringa set forth in this Agreement and the Ancillary Documents to be performed after the Effective Time.

1.4 Organizational Documents of the Company and the Surviving Company. Prior to the Closing, and by virtue of the Required Company Shareholder Approval, the Company shall adopt the amended and restated articles of association in the form of Exhibit I (with any changes to be mutually agreed upon in writing by the Company and Moringa) (the “Restated Company Articles”), with such Restated Company Articles to become effective at the Effective Time and to remain in effect thereafter until amended in accordance with the terms thereof and the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Upon the effectiveness of the Merger, the amended and restated memorandum and articles of association of Moringa shall be amended and restated in its entirety in the form of the Restated Surviving Company Articles, until thereafter amended in accordance with the terms thereof and the Cayman Islands Law.

1.5 Directors and Officers of the Company and the Surviving Company. At the Effective Time, (i) the executive officers of the Company immediately prior to the Effective Time shall continue as the executive officers of the Company, each to hold office until their respective successors are duly elected or appointed and qualified, (ii) the directors of the Company shall be comprised of the individuals determined in the manner set forth in Section 5.15, to continue in

Annex A-4

such capacity until their respective successors are duly elected or appointed and qualified, and (iii) the directors and officers of Merger Sub immediately prior to the Effective Time shall become the directors and officers of the Surviving Company, to continue in such capacity until their respective successors are duly elected or appointed and qualified in accordance with the Restated Surviving Company Articles.

1.6 Effect of Merger on Merger Sub Ordinary Shares. At the Effective Time, by virtue of the Merger, each ordinary share, par value $0.01 per share, of Merger Sub that is issued and outstanding as of immediately prior to the Effective Time shall automatically become and be converted into one ordinary share, par value $0.0001 per share, of the Surviving Company, and the corporate name of the Surviving Company shall be changed to Holisto Inc., with the result that the Surviving Company shall be a direct wholly-owned Subsidiary of the Company.

1.7 Effect of Merger on Securities of Moringa.

(a) Moringa Ordinary Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of securities of Moringa, the Company or Merger Sub, or any other Person, (i) (x) each Moringa Class B Ordinary Share shall automatically become and be converted into one Moringa Class A Ordinary Share pursuant to the Moringa Class B Conversion, and each former holder of Moringa Class B Ordinary Shares shall thereafter cease to have any rights with respect to such Moringa Class B Ordinary Shares (other than the right to receive Moringa Class A Ordinary Shares in the Moringa Class B Conversion) and (y) each Moringa Class A Ordinary Share (other than Public Shares) issued and outstanding as of immediately prior to the Effective Time, including Moringa Class A Ordinary Shares issued pursuant to the Moringa Class B Conversion (i.e., referred to in sub-clause (x) above) (after giving effect to the Unit Separation and excluding any Cancelled Moringa Shares), shall automatically become and be converted into one Company Ordinary Share (after giving effect to the Capital Restructuring) and (ii) each Public Share issued and outstanding as of immediately prior to the Effective Time, after giving effect to the Unit Separation and the Redemption, and excluding any Cancelled Moringa Shares, shall automatically become and be converted into a number of Company Ordinary Shares (after giving effect to the Capital Restructuring) that is equal to the lower of: (A) 1.6; and (B) the number yielded by the following calculations: (1) first, calculating the sum of (a) the Post-Redemption SPAC Share Number, plus (b) the Fixed Amount, and (2) second, dividing the result of the immediately preceding sub-clause (1) by the Post-Redemption SPAC Share Number (the Company Ordinary Shares issuable pursuant to sub-clause 1.7(a)(i)(y) or sub-clause 1.7(a)(ii), as applicable, upon the consummation of the Merger, are referred to as the “Class A Consideration”), and, in each case of sub-clauses 1.7(a)(i)(y) and 1.7(a)(ii), each former holder of Moringa Class A Ordinary Shares shall thereafter cease to have any rights with respect to such securities (other than the right to receive the Class A Consideration as provided herein). For the avoidance of doubt, in the event that the Merger is not consummated, the rights of holders of the Public Shares shall be such rights as are provided in Moringa’s Amended and Restated Memorandum and Articles of Association.

(b) Moringa Units. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of securities of Moringa, the Company or Merger Sub, or any other Person, every Moringa Unit issued and outstanding as of immediately prior to the Effective Time shall be automatically separated, if not already separated prior to such time (the “Unit Separation”), and the holder thereof shall be deemed to hold one Moringa Class A Ordinary Share and one-half of a Moringa Warrant; provided that no fractional Moringa Warrants will be issued in connection with the Unit Separation such that if a holder of Moringa Units would be entitled to receive a fractional Moringa Warrant upon the Unit Separation (after aggregating all of the Moringa Units held by such holder), then the number of Moringa Warrants to be issued to such holder upon the Unit Separation shall, as provided in the Warrant Agreement and as disclosed in the Moringa Form S-1, be rounded down to the nearest whole number of Moringa Warrants (i.e., each holder of Moringa Units will only receive a Moringa Warrant for each two Moringa Units held thereby).

(c) Moringa Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of securities of Moringa, the Company or Merger Sub, or any other Person, each Moringa Warrant issued and outstanding as of immediately prior to the Effective Time (after giving effect to the Unit Separation and excluding any Cancelled Moringa Warrants), shall be converted automatically into one Company Warrant (which, for the avoidance of doubt, reflects the Capital Restructuring), and each former holder of Moringa Warrants shall thereafter cease to have any rights with respect to such securities, except as expressly provided herein and in the amendment to the Warrant Agreement pursuant to which the Company appoints Continental Stock Transfer & Trust Company (or such other Person as shall be mutually agreed upon by the Company and Moringa) (“Continental”) as Warrant Agent as provided in Section 1.7(f) (the “Warrant Agreement Amendment”). Each

Annex A-5

Company Warrant shall have, and be subject to, the same terms and conditions set forth in the Moringa Warrants (with the public or private status of the Moringa Warrants (and the accompanying terms of such warrants) being preserved in the Company Warrants issued pursuant to this Agreement), except that, in each case, they shall represent the right to acquire Company Ordinary Shares in lieu of Moringa Class A Ordinary Shares with such changes as are necessary to reflect that the Company is an Israeli corporation subject to the Israeli Companies Law and the Company’s governing instrument will be the Restated Company Articles.

(d) Cancellation of Share Capital and Warrants Owned by Moringa. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of securities of Moringa, the Company or Merger Sub, or any other Person, each Moringa Class A Ordinary Share and each Moringa Warrant that is (i) held in Moringa’s treasury immediately prior to the Effective Time, (ii) owned by any direct or indirect Subsidiary of Moringa immediately prior to the Effective Time, or (iii) owned directly or indirectly by the Company or Merger Sub immediately prior to the Effective Time (collectively, “Cancelled Moringa Shares” and “Cancelled Moringa Warrants”, respectively), shall be automatically canceled and extinguished without any conversion thereof or payment or other consideration therefor.

(e) Transfers of Ownership. Subject in all instances to this Section 1.7, if any Company Ordinary Shares are to be issued in a name other than the name in which the book-entry recording representing those shares canceled in exchange therefor is registered, it will be a condition of the issuance thereof that the shares so transferred will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to the Company or any agent designated by it any transfer or other Taxes or fees required by reason of the issuance of securities of the Company in any name other than that of the registered holder of the securities surrendered, or established to the satisfaction of the Company and Moringa or any agent designated by the both of them that such tax has been paid or is not payable.

(f) Transfer Agent and Warrant Agent. At least five (5) Business Days prior to the Closing, the Company shall appoint, and enter into an agreement with, Continental to act as (i) the transfer agent for the Company Ordinary Shares issuable hereunder, and (ii) the warrant agent for the Company Warrants issuable hereunder, including, in each instance, for the purpose of exchanging, upon the terms and subject to the conditions set forth in this Agreement, the Moringa Securities for the consideration issuable in accordance with this Section 1.7 upon the consummation of the Merger (the “Merger Consideration”). At least two (2) Business Days prior to the Closing, the Company shall direct Continental to, at the Effective Time, record the issuance on the stock records of the Company of the number of Company Ordinary Shares and Company Warrants issuable hereunder. All Company Ordinary Shares and Company Warrants will be issued in book entry form. In this connection, prior to the Closing, the Company shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Company Warrants remain outstanding, a sufficient number of Company Ordinary Shares for delivery upon the exercise of such Company Warrants and shall enter into the Warrant Agreement Amendment between the Company, Moringa and Continental, pursuant to which the Company assumes the obligations of Moringa with respect to the Warrants and Continental agrees to serve as warrant agent for the Company Warrants and the terms of the warrants are amended to refer to the Company Ordinary Shares in lieu of Moringa Ordinary Shares.

(g) No Liability; No Further Ownership Rights. Notwithstanding anything to the contrary in this Agreement, none of the Parties hereto, the Surviving Company or Continental shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar applicable Law. All consideration issuable in accordance with this Section 1.7 upon the consummation of the Merger shall be deemed to have been paid in full satisfaction of all rights pertaining to any Moringa Securities and from and after the Effective Time, the holders thereof shall have no right other than the right to receive the consideration to be paid in connection with the Merger in accordance with this Section 1.7. From and after the Effective Time, the register of members of Moringa shall be closed, and there shall be no further registration of transfers on the register of members of Moringa of the Moringa Securities that were outstanding immediately prior to the Effective Time. No interest will be paid or accrued on the consideration issuable in accordance with this Section 1.7 upon the consummation of the Merger (or any portion thereof).

(h) No Dissenters Rights. No dissenter’s rights, appraisal rights or other similar rights shall be available to the holders of Moringa Securities or the Company’s securities with respect to the Merger or the other Transactions.

Annex A-6

(i) Withholding Rights.

(i) The Company, Moringa, Merger Sub, Continental (including the Withholding Agent) and each of their respective Affiliates and any other Person making a payment under this Agreement (each, a “Payor”), as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of a Moringa Security, such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the former holder of Moringa Securities, in respect of which such deduction and withholding was made. The Parties shall cooperate in good faith and expend commercially reasonable efforts to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding). If any such withholding is so required in connection with any such payments, the Party required to so withhold shall use commercially reasonable efforts to provide written notice to the Party in respect of whom such withholding is required to be paid of the amounts to be deducted and withheld no later than ten (10) days prior to such payment. Without derogating from the foregoing, as soon as reasonably practicable after the execution of this Agreement, the Company will cause its Israeli advisors, in coordination with Moringa and its Israeli counsel, to prepare and file with the ITA an application for a ruling pursuant to Section 104H of the Ordinance, (i) exempting from or deferring Israeli Tax on any consideration payable or otherwise deliverable to each holder of Moringa Class A Ordinary Shares and Moringa Warrants (each, a “Payee”) which holds less than 5% in the Moringa share capital on a date which is ten (10) days prior to the Closing Date (a “Less Than 5% Payee”), pursuant to this Agreement, to such time as determined in the 104H Ruling, or (ii) instructing the Payor and its agents on how such withholding is to be executed from the payment of such consideration (the “104H Ruling”); the 104H Ruling may initially be issued by the ITA in the form of an interim pre-ruling (the “104H Interim Ruling”), in which case the 104H Interim Ruling shall be deemed for the purposes hereof as the 104H Ruling).

(ii) The parties herby acknowledge that they and Continental and the Withholding Agent shall act in accordance with Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes consideration that will be transferred to the Seller at Future Dates) (the “Circular”) and Continental and the Withholding Agent shall provide the Company, prior to the Closing Date, with an undertaking as required under Section 6.2.4.3(c) of the Circular.

(iii)  Notwithstanding the provisions of Section 1.7(i)(i) above, with respect to Israeli Taxes, subject to the provisions of the 104H Ruling, no tax shall be deducted or withheld from any payment to a Less Than 5% Payee except as set forth in the 104H Ruling. The consideration payable to each Payee shall (notwithstanding Section 1.7(i)(i) above) be retained by Continental for the benefit of such Payee until the earlier of (x) (A) with respect to a Payee which holds 5% or more of the Moringa share capital on the date which is ten (10) days prior to the Closing Date, unless a different date for such calculations is specified by the ITA, in which case such date shall be as specified by the ITA (a “5% Payee”), or is a Payee that is not included in the application for the 104H Ruling, the date on which such Payee either (i) delivers to Continental a Valid Certificate or (ii) delivers to the Company such other document or certificate, in form and substance reasonably acceptable to the Company and its tax advisors, or (B) if such Payee is a Less Than 5% Payee and the 104H Ruling has not been obtained, the receipt by Continental of a document, in the form attached as Exhibit 1.7 hereto, in which such Payee has “checked the box” that it is not an Israeli tax resident and was not an Israeli resident in the last four years (or other form of acknowledgement reasonably agreed between Moringa and the Company), or if such Payee is an Israeli tax resident, the date on which such Payee delivers to Continental a Valid Certificate, or (C) if such Payee is a Less Than 5% Payee and the 104H Ruling has been obtained – the date on which the 104H Ruling has been obtained, and (y) the date that is 180 days from the Closing Date, as may be further extended (with respect to all or some of the Payees) by mutual agreement of the Company, Moringa and Continental (the “Withholding Drop Date”), during which time (unless a request is submitted by the Payee to Continental to release its portion of the consideration prior to the Withholding Drop Date) no Payor shall make any payments to such Payee or withhold any amounts for Israeli Taxes from the payments deliverable to such Payee pursuant to this Agreement, except as provided below. If a Payee delivers, no later than three Business Days prior to the Withholding Drop Date, a Valid Certificate to the Payor, then the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Certificate, and the balance of the payment that is not withheld shall be transferred to such Payee concurrently therewith subject to any non-Israeli withholding which is applicable to the payment (if any). If any Payee (I) fails to provide the Payor with the documentation pursuant to clause (x)(A) or (B) above (as applicable) at least three Business Days prior to the Withholding Drop Date, or (II) submits a written request to Continental to

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release its portion of the consideration prior to the Withholding Drop Date and fails to submit the documentation set forth in clause (x)(A) or (B) above (as applicable) at or before such time, then (subject to the immediately following sentence) the amount to be withheld from such Payee’s portion of the consideration shall be calculated according to the applicable withholding rate in accordance with applicable Law as determined by the Company or its Israeli advisors at their reasonable discretion, and such amount will be calculated in NIS based on the US$:NIS exchange rate known on the date the payment is actually made to such Payee and delivered to the ITA by the Withholding Agent. To the extent that Continental is obliged to withhold Israeli Taxes, the Payee shall either provide Continental with the amount due with regards to such Israeli Taxes prior to the release of the consideration to the Payee, or be entitled, subject to agreement by the Withholding Agent to do so (such agreement to be provided through Continental), in lieu of providing such amount, to instruct the Withholding Agent (such instruction to be made through Continental) to sell, subject to any lock-up or transfer restrictions applicable at such time to the consideration or a portion thereof, such portion of the consideration as required to pay the applicable amount due with regards to such amount of Israeli Taxes required to be delivered to the ITA. Notwithstanding anything else to the contrary in this Agreement, and unless instructed otherwise by the ITA in writing, for Israeli withholding Tax purposes, the value of the consideration shall be determined based on the closing price of a Company Ordinary Share on the Closing Date. For the avoidance of doubt, (1) if the 104H Ruling has been obtained, then the deduction and withholding of any Israeli Taxes with respect to the relevant Payees covered by such Ruling shall be made only in accordance with the provisions of such 104H Ruling, and, to the extent so specified under the provisions of such 104H Ruling, no withholding of Israeli Taxes shall be made from the consideration payable to any Less Than 5% Payee, and (2) if a Payee is not an Israeli tax resident and provides the documentation pursuant to clause (x)(A) or (B) above (as applicable), no withholding of Israeli Taxes shall be made from the consideration payable to such Payee. To the extent that Continental or the Withholding Agent is obliged to withhold Israeli Taxes, the Payee shall either provide Continental with the amount due with regards to such Israeli Taxes prior to the release of the consideration to the Payee, or be entitled, subject to agreement by the Withholding Agent to do so (such agreement to be provided through Continental), in lieu of providing such amount, to instruct the Withholding Agent (such instruction to be made through Continental) to sell, subject to any lock-up or transfer restrictions applicable at such time to the consideration or a portion thereof, such portion of the consideration as required to pay the applicable amount due with regards to such Israeli Taxes. Any currency conversion commissions will be borne by the applicable payment recipient and deducted from payments to be made to such payment recipient. Notwithstanding the foregoing, in the event that Payor receives a demand from the ITA to withhold any amount out of the amount held by such Payor for distribution to a particular Payee, such Payor (i) shall notify such Payee of such matter and provide such Payee with a reasonable period to attempt to delay such requirement or extend the period for complying with such requirement which shall be as evidenced by a written certificate, ruling or confirmation from the ITA, unless otherwise required by the ITA, and (ii) to the extent that a certificate, ruling or confirmation is not timely provided by such Payee to the Company prior to the time required by the ITA or under any applicable Law, shall transfer, or cause to be transferred, to the ITA any amount so demanded, including any interest, indexation, linkage differences, adjustments or fines required by the ITA in respect thereof, and for such purpose the Payee shall either provide Continental with the amount due with regards to such Israeli Taxes prior to the release of the consideration to the Payee, or be entitled, subject to agreement by the Withholding Agent to do so (such agreement to be provided through Continental), in lieu of providing such amount, to instruct the Withholding Agent (such instruction to be made through Continental) to sell, subject to any lock-up or transfer restrictions applicable at such time to the consideration or a portion thereof, such portion of the consideration as required to pay the applicable amount due with regards to such amount of Israeli Taxes required to be delivered to the ITA, and such amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such Payee.

Notwithstanding anything to the contrary in Section 1.7(i), in the event that Continental is required to transfer any amounts to the ITA on account of Israeli Taxes owing by a specific Payee, and at the Withholding Drop Date (i) such Payee is not covered by the 104H Ruling, (ii) has not provided a Valid Certificate to Continental or the documentation pursuant to clause (x)(A) or (B) above (as applicable), (iii) has not provided Continental such amount due with regards to such Israeli Taxes, and (iv) Continental and/or the Withholding Agent is/are not able or not willing to sell such portion of the consideration of such Payee as required to pay the applicable amount due with regards to such amount of Israeli Taxes, then to the extent legally permissible, Continental shall transfer all such consideration of such Payee to the Company, and such Payee shall thereupon look only to the Company as general creditor thereof for payment, without interest, of such consideration.

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1.8 Effect of Merger on Company Securities. Prior to the Closing (for the avoidance of doubt, prior to the transactions described in Section 1.7, and prior to the consummation of any of the transactions contemplated by the Securities Purchase Agreement), the Company shall affect the Capital Restructuring and the conversion of all New SAFE Agreements as provided in this Agreement. For the avoidance of doubt, all Company Ordinary Shares, Continuing Warrants and Continuing Company Options, in each instance, outstanding after the Capital Restructuring and immediately prior to the consummation of the Merger shall remain outstanding following the consummation of the Merger and shall in no way be affected by the Merger. For the avoidance of doubt, each Continuing Warrant and each Continuing Company Option, in each instance, outstanding immediately prior to the consummation of the Capital Restructuring shall, without any action on the part of the holder thereof and in accordance with the provisions of the Continuing Warrant or Continuing Company Option, become a warrant or an option to purchase such number of Company Ordinary Shares, in each instance, as determined by (i) multiplying the number of Company Ordinary Shares issuable upon the exercise of such security by the Conversion Ratio (with one-half Company Ordinary Share being rounded up to the next higher integral number of Company Ordinary Shares), and (ii) dividing the exercise price of such security by the Conversion Ratio (and the adjusted exercise price shall be computed to two decimal places).

1.9 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Moringa and Merger Sub, the officers and directors of Moringa and Merger Sub are fully authorized in the name of their respective entities to take, and will (at the request of any of the Parties) take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

1.10 Tax Consequences. The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and corresponding provisions of state and local Tax Law, and this Agreement is intended to constitute, and is adopted by the parties as, a “plan of reorganization” within the meaning of Treasury Regulation §§ 1.368-2(g) and 1.368-3. The Parties agree that (i) each Party shall cause all Tax Returns relating to the Merger to be filed on the basis of treating the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and corresponding provisions of state and local Tax law, and (ii) none of the Parties shall take, nor permit their respective Affiliates to take, any action or position that reasonably would be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code and corresponding provisions of state and local Law, in each case, unless otherwise required by applicable Law.

1.11 Certain Adjustments. Notwithstanding any provision of this Article I to the contrary (but excluding in all instances any action taken as part of the Capital Restructuring), if, subject to and without limiting anything contained in Section 5.2, between the date of this Agreement and the Effective Time, (a) the outstanding Company Ordinary Shares shall have been increased, decreased, changed into or exchanged for a different number of shares or different class, in each case, by reason of any reclassification, recapitalization, stock split (including reverse stock split), split-up, combination or exchange or readjustment of shares, (b) a stock dividend or dividend payable in any other securities of the Company shall be declared with a record date within such period, or (c) any similar event shall have occurred, then, in each case, any number, value (including dollar value) or amount contained herein which is based upon the number of Company Ordinary Shares (including the number of shares of Company Ordinary Shares issuable hereunder in exchange for Moringa Securities, and the number of shares of Company Ordinary Shares issuable upon exercise of the Company Warrants), shall be appropriately adjusted to provide the holders thereof the same economic effect as contemplated by this Agreement prior to such event.

Article II
CLOSING

2.1  Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VI, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, New York, New York 10105, at 10:00 a.m. local time on the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or waived (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other date, time or place (including remotely) as Moringa and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

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Article III
REPRESENTATIONS AND WARRANTIES OF Moringa

Except as set forth in (i) the disclosure schedules delivered by Moringa to the Company on the date hereof (the “Moringa Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (ii) the SEC Reports that were filed with SEC prior to the date hereof (other than any disclosures contained or referenced therein under the captions “Risk Factors,” and “Cautionary Note Regarding Forward-Looking Statements,” to the extent they are of a predictive, cautionary, or forward-looking in nature, but including, for the avoidance of doubt, disclosures or statements in the Moringa Financials and in the auditor reports thereon), Moringa represents and warrants to the Company and Merger Sub, as of the date hereof and as of the Closing, as follows:

3.1 Organization and Standing. Moringa is an exempted company incorporated, validly existing and in good standing under the Cayman Islands Law. Moringa has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Moringa is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. Moringa has heretofore made available to the Company accurate and complete copies of its Organizational Documents, each as currently in effect. Moringa is not in violation of any provision of its Organizational Documents in any material respect.

3.2 Authorization; Binding Agreement. Moringa has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Moringa Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of Moringa and (b) other than the Required Moringa Shareholder Approval, no other corporate proceedings on the part of Moringa are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Moringa is a party shall be when delivered, duly and validly executed and delivered by Moringa and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of Moringa, enforceable against Moringa in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

3.3 Governmental Approvals. Except as otherwise described in Schedule 3.3, no Consent of or with any Governmental Authority, on the part of Moringa is required to be obtained or made in connection with the execution, delivery or performance by Moringa of this Agreement and each Ancillary Document to which it is a party or the consummation by Moringa of the transactions contemplated hereby and thereby, other than (a) pursuant to Consents to be obtained pursuant to the Antitrust Laws expressly contemplated by this Agreement, (b) such other filings expressly contemplated by this Agreement, (c) any filings required to be made with Nasdaq or the SEC with respect to the Transactions, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) such other Consents, filings or notifications where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on Moringa.

3.4 Non-Contravention. Except as otherwise described in Schedule 3.4, the execution and delivery by Moringa of this Agreement and each Ancillary Document to which it is a party, the consummation by Moringa of the transactions contemplated hereby and thereby, and compliance by Moringa with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of Moringa’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to Moringa or any of its properties or assets, or (c) (i) violate, conflict with or

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result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by Moringa under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of Moringa under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Moringa Material Contract, except for any deviations from any of the foregoing clauses (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on Moringa.

3.5 Capitalization.

(a)  Moringa is authorized to issue 5,000,000 Preferred Shares, par value $0.0001 per share, none of which are outstanding, 500,000,000 Moringa Class A Ordinary Shares, of which 11,980,000 shares are issued and outstanding of which 11,500,000 shares are held by public shareholders and are subject to possible redemption, and 480,000 were issued in private placements and are not subject to redemption, and 50,000,000 Moringa Class B Ordinary Shares, of which 2,875,000 shares are issued and outstanding. The issued and outstanding Moringa Securities as of the date of this Agreement are set forth on Schedule 3.5(a). All outstanding Moringa Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Islands Law, Moringa’s Organizational Documents or any Contract to which Moringa is a party. None of the outstanding Moringa Securities has been issued in violation of any applicable securities Laws. Prior to giving effect to the transactions contemplated by this Agreement, Moringa does not have any Subsidiaries or own any equity interests in any other Person and Moringa does not have any right or obligation pursuant to any Contract or otherwise to acquire any equity interests in any other Person.

(b) Except as set forth in Schedule 3.5(a) or Schedule 3.5(b), and except for the 5,940,000 warrants to purchase Moringa Class A Ordinary Shares that are currently outstanding and the Sponsor WCL Warrants, there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued Moringa shares or (B) obligating Moringa to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares of Moringa, or (C) obligating Moringa to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares of Moringa. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of Moringa to repurchase, redeem or otherwise acquire any shares of Moringa or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 3.5(b), there are no shareholders agreements, voting trusts or other agreements or understandings to which Moringa is a party with respect to the voting of any shares of Moringa.

(c) All Indebtedness of Moringa as of the date of this Agreement is disclosed on Schedule 3.5(c). No Indebtedness of Moringa contains any restriction upon: (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by Moringa or (iii) the ability of Moringa to grant any Lien on its properties or assets.

(d)  Since the date of incorporation of Moringa, and except as contemplated by this Agreement, Moringa has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and Moringa’s board of directors has not authorized any of the foregoing.

3.6 SEC Filings and Moringa Financials.

(a) Moringa, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by Moringa with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, Moringa has delivered to the Company copies in the form filed with the SEC of all of the following: (i) Moringa’s annual reports on Form 10-K for each fiscal year

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of Moringa beginning with the first year Moringa was required to file such a form, (ii) Moringa’s quarterly reports on Form 10-Q for each fiscal quarter that Moringa was required to file such reports in order to disclose its quarterly financial results, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by Moringa with the SEC (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent deemed material, those disclosures in the Original Balance Sheet that were corrected in the Restated Balance Sheet (as described in Section 3.6(b) below). The Public Certifications are each true as of their respective dates of filing. As used in this Section 3.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise publicly made available to the SEC. The Moringa Units, Moringa Class A Ordinary Shares and Moringa Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed on Nasdaq; Moringa has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such Moringa Securities, there are no Actions pending or, to the Knowledge of Moringa, threatened against Moringa by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Moringa Securities on Nasdaq, and all Moringa Securities are in compliance with all of the applicable corporate governance rules of Nasdaq. There is no Action, proceeding or investigation pending or, to the Knowledge of Moringa, threatened against Moringa by Nasdaq or the SEC with respect to any intention by such entity to deregister any Moringa Securities or prohibit or terminate the listing of any Moringa Securities on Nasdaq. Moringa has taken no action that is designed to terminate the registration of the Moringa Securities under the Exchange Act. Moringa has not received any written or, to Moringa’s Knowledge, oral deficiency notice from Nasdaq relating to the continued listing requirements of the Moringa Securities. Moringa is not a foreign private issuer as defined under Rule 405 of the Securities Act and Rule 3b-4 under the Exchange Act (a “Foreign Private Issuer”).

(b) The financial statements and notes of Moringa contained or incorporated by reference in the SEC Reports (the “Moringa Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of Moringa at the respective dates of and for the periods referred to in such financial statements, and complied with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable), subject to the corrections to the Original Balance Sheet that were reflected in the Restated Balance Sheet (as described subsequently in this Section 3.6(b).

The audited balance sheet as of March 3, 2021 and related footnote disclosures that appeared in Moringa’s Current Report on Form 8-K filed with the SEC on March 29, 2021 (the “Original Balance Sheet”) were required to be restated in order to correct certain errors in classification, which were corrected in the balance sheet that appeared in the Current Report on Form 8-K/A filed by Moringa with the SEC on May 25, 2021 (the “Restated Balance Sheet”).

(c) Except as and to the extent reflected or reserved against in Moringa Financials (including in the Restated Balance Sheet, which corrected the Original Balance Sheet), Moringa has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in Moringa Financials, other than Liabilities arising in the ordinary course of business since June 30, 2022, all of which shall be accurately reflected or reserved against in the Moringa Financials filed as part of the SEC Reports subsequent to date of this Agreement.

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(d) Moringa has established and maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act and the listing standards of Nasdaq. Moringa’s “disclosure controls and procedures” (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all material information required to be disclosed by Moringa in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Moringa’s management as appropriate to allow timely decisions, subject to the limitations on effectiveness of those disclosure controls and procedures that have been identified in Moringa’s SEC Reports. Moringa’s SEC Reports accurately reflect the extent of the effectiveness of its disclosure controls. As an Emerging Growth Company, Moringa is not required to provide auditor attestation to its internal controls.

3.7 Absence of Certain Changes. Moringa has, (a) since its incorporation, conducted no business other than its incorporation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities and (b) since the consummation of the IPO, not been subject to a Material Adverse Effect.

3.8 Compliance with Laws. Moringa is, and has since its incorporation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on Moringa, and Moringa has not received written notice alleging any violation of applicable Law in any material respect by Moringa.

3.9 Actions; Orders; Permits. There is no pending or, to the Knowledge of Moringa, threatened Action to which Moringa is subject which would reasonably be expected to have a Material Adverse Effect on Moringa. There is no material Action that Moringa has pending against any other Person. Moringa is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. Moringa holds all Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Permit or for such Permit to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on Moringa.

3.10 Taxes and Returns.

(a) Moringa has or will have timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in Moringa Financials have been established in accordance with GAAP. There are no audits, examinations, investigations or other proceedings pending against Moringa in respect of any Tax, and Moringa has not been notified in writing of any proposed Tax claims or assessments against Moringa (other than, in each case, claims or assessments for which adequate reserves in Moringa Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of Moringa’s assets, other than Permitted Liens. Moringa has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by Moringa for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(b) Since the date of its incorporation, Moringa has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

(c) Moringa does not have any Liability for the Taxes of another Person (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business, the primary purpose of which is not the sharing of Taxes).

3.11 Employees and Employee Benefit Plans. Moringa does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans.

3.12 Properties. Moringa does not own, license or otherwise have any right, title or interest in any material Intellectual Property. Moringa does not own or lease any material real property or Personal Property.

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3.13 Material Contracts.

(a) Except as set forth on Schedule 3.13(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which Moringa is a party or by which any of its properties or assets may be bound, subject or affected, which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (together with the Trust Agreement, each, a “Moringa Material Contract”). All Moringa Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

(b) With respect to each Moringa Material Contract: (i) the Moringa Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Moringa Material Contract is legal, valid, binding and enforceable in all material respects against Moringa and, to the Knowledge of Moringa, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions, and except for any Moringa Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing); (iii) Moringa is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by Moringa, or permit termination or acceleration by the other party, under such Moringa Material Contract; and (iv) to the Knowledge of Moringa, no other party to any Moringa Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by Moringa under any Moringa Material Contract.

3.14 Transactions with Affiliates. Except as set forth in the SEC Reports, there are no Contracts that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between Moringa and any (a) present or former director, officer or employee or Affiliate of Moringa, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of Moringa’s issued and outstanding shares as of the date hereof (such Contracts, “Affiliate Contracts”).

3.15 Investment Company Act. Moringa is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” or required to register as an “investment company,” in each case, within the meaning of the Investment Company Act.

3.16 Finders and Brokers. Except as set forth on Schedule 3.16, no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission from Moringa, the Company or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Moringa.

3.17 Certain Business Practices.

(a) Neither Moringa, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the incorporation of Moringa, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder Moringa or assist it in connection with any actual or proposed transaction.

(b) The operations of Moringa are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving Moringa with respect to any of the foregoing is pending or, to the Knowledge of Moringa, threatened.

(c) None of Moringa or any of its directors or officers, or, to the Knowledge of Moringa, any other Representative acting on behalf of Moringa is currently identified on the specially designated nationals or other blocked person list or otherwise the subject of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and Moringa has not, since its incorporation, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country or territory subject to OFAC sanctions or for the purpose of financing the activities of any Person the subject of, or otherwise in violation of, any U.S. sanctions administered by OFAC, in each case, in violation of applicable sanctions.

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3.18 Insurance. Schedule 3.18 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by Moringa relating to Moringa or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and Moringa is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of Moringa, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by Moringa. Moringa has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on Moringa.

3.19 Information Supplied. None of the information supplied or to be supplied by Moringa expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) or stock exchange (including Nasdaq) with respect to the transactions contemplated by this Agreement or any Ancillary Documents or (b) in the Registration Statement or in any amendment to any of documents identified in (a) and (b), will, when filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Moringa expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Moringa makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Company or any of its Affiliates.

3.20 Independent Investigation. Moringa has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of the Company and Merger Sub and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies and Merger Sub for such purpose. Moringa acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company and Merger Sub set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to Moringa pursuant hereto, and the information provided by or on behalf of the Company for the Registration Statement; and (b) none of the Company, Merger Sub or their respective Representatives have made any representation or warranty as to any Target Company (including Merger Sub) or this Agreement or the transactions contemplated hereby, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to Moringa pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Registration Statement.

3.21 Trust Account. As of the date of this Agreement, Moringa has at least $115,000,000 in the Trust Account, with such funds invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and held in trust by the Trustee pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Moringa and the Trustee, enforceable in accordance with its terms subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no agreements, Contracts, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the SEC Reports to be inaccurate in any material respect or (ii) entitle any Person to any portion of the proceeds in the Trust Account (other than the payments contemplated by Section 5.17). Prior to the Closing, none of the funds held in the Trust Account may be released except (A) interest earned on the Trust Account to pay any Tax obligation, including franchise Tax, owed by Moringa as a result of assets of Moringa or interest or other income earned on the Trust Account and up to $100,000 to pay dissolution expenses, and (B) to redeem Class A Ordinary Shares pursuant to the redemption rights or otherwise in accordance with the Trust Agreement, the other Moringa Organizational Documents and the IPO Prospectus. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of Moringa, threatened with respect to the Trust Account.

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3.22 Company Representations. Moringa, on behalf of itself and its Affiliates, acknowledges and agrees that, except for the representations and warranties contained in Article IV, neither the Company nor any other Person on behalf of the Company has made or makes, and Moringa and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Company, the Target Companies, the business thereof, their Affiliates or their respective businesses, affairs, assets, Liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), whether or not included in any management presentation, or with respect to the accuracy or completeness of any information provided or made available to Moringa or any of its officer, directors, employees, agents, representatives, lenders, Affiliates or any other Person acting on its behalf by or on behalf of the Company’s officers, directors, employees, agents, representatives, lenders or Affiliates. Except as otherwise expressly set forth in this Agreement (including the Company Disclosure Schedules), any Ancillary Document or any certificate delivered pursuant to this Agreement, Moringa acknowledges that the Company will be furnished “AS IS, WHERE IS,” AND, SUBJECT TO THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV (INCLUDING THE COMPANY DISCLOSURE SCHEDULES), ANY ANCILLARY DOCUMENT OR ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT, WITH ALL FAULTS AND WITHOUT ANY OTHER REPRESENTATION OR WARRANTY OF ANY NATURE WHATSOEVER, EXPRESS OR IMPLIED, ORAL OR WRITTEN, AND, IN PARTICULAR, WITHOUT ANY IMPLIED WARRANTY OR REPRESENTATION AS TO CONDITION, MERCHANTABILITY OR SUITABILITY FOR ANY PURPOSE.

3.23 No Other Representations and Warranties. Except for the representations and warranties contained in this Article III, neither Moringa nor any other Person on behalf of Moringa has made or makes any representation or warranty, whether express or implied, with respect to Moringa, its Affiliates or their respective businesses, affairs, assets, Liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company, its Affiliates or any of their Representatives by or on behalf of Moringa. Neither Moringa nor any other Person or entity on behalf of Moringa has made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the Company, its Affiliates or any of their representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Moringa, its Affiliates or its or their respective businesses, whether or not included in any management presentation.

3.24 Disclosure. No representations or warranties by Moringa in this Agreement (as modified by the Moringa Disclosure Schedules) or the Ancillary Documents, (i) contains or will contain any untrue statement of a material fact, or (ii) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, the Moringa Disclosure Schedules and the Ancillary Documents, any fact necessary to make the statements or facts contained therein not materially misleading in light of the circumstances under which they are made.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to Moringa (or its counsel, which shall be deemed delivery to Moringa), on the date hereof (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, the Company hereby represents and warrants to Moringa, as of the date hereof and as of the Closing, as follows:

4.1 Organization and Standing. The Company is a company duly organized, validly existing under the Israeli Companies Law, is not categorized as a “Company in Breach” (חברה מפרה) with the Israeli Registrar of Companies and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business. Each other Target Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being and as currently proposed to be conducted except as would not materially and adversely impact the consolidated business and operations of the Company and the Target Companies. Each Target Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such

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qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. Schedule 4.1 lists each Target Company and all jurisdictions in which each Target Company is qualified to conduct business and all names other than its legal name under which each Target Company does business. The Company has provided to Moringa accurate and complete copies of the Organizational Documents of each Target Company, each as amended to date and as currently in effect. A correct and complete list of the directors or managers (as applicable) and officers of each Target Company is set forth on Schedule 4.1. Except as set forth in Schedule 4.1, no Person has any right to designate any director, officer, manager or general partner of any Target Company. The Company is not in violation of any provisions of, and no other Target Company is in violation of any material provision of, its Organizational Documents.

4.2 Authorization; Binding Agreement. Each of the Company and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which (a) the Company is a party and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by the board of directors of the Company in accordance with the Company’s Organizational Documents and the Israeli Companies Law, and (b) Merger Sub is a party and the consummation of the transactions contemplated hereby and thereby, including the Plan of Merger, have been duly and validly authorized and adopted by the board of directors of Merger Sub and by the Company as sole shareholder of Merger Sub in accordance with Merger Sub’s Organizational Documents, the Cayman Islands Law, any other applicable Law and any Contract to which Merger Sub or the Company is a party or bound. No other corporate proceedings on the part of the Company or Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby other than obtaining the Required Company Shareholder Approval. Other than the shareholders of the Company whose Consent is required under the Required Company Shareholder Approval, there is no shareholder or other security holder of the Company or any Target Company whose Consent is required for the execution of this Agreement or any Ancillary Document by the Company and the performance by the Company of its obligations under this Agreement and the Ancillary Documents or consummation of the Transactions. This Agreement has been, and each Ancillary Document to which the Company or Merger Sub is a party shall be when delivered, duly and validly executed and delivered by the Company or Merger Sub, as applicable, and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to the Required Company Shareholder Approval and the Enforceability Exceptions. The Voting Agreements delivered by the Company include holders of Company Ordinary Shares, Company Ordinary A Shares and Company Preferred Shares whose affirmative vote is sufficient to obtain the Required Company Shareholder Approval, and such Voting Agreements are in full force and effect subject to the Enforceability Exceptions.

4.3 Capitalization.

(a) Schedule 4.3(a) sets forth, as of the date hereof, the number of authorized, issued and outstanding shares of each class or series of share capital of the Company, on an as-converted and fully diluted basis immediately prior to the Closing, after giving effect to the conversion of the Old SAFE Agreements in accordance with their respective terms, the conversion of the New SAFE Agreements and the Capital Restructuring, without giving effect to any additional options to purchase Ordinary Shares which may be issued subsequent to the date of this Agreement and prior to the Closing subject to the provisions of Section 5.2(b), the cancellation of the Old Unallocated Pool and the reservation of the New Unallocated Pool. All of the outstanding shares and other equity interests of the Company, are owned by and registered in the names of such Persons and in such numbers as specified on Schedule 4.3(a), and have been duly authorized, validly issued, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, call option, right of first refusal or first offer, subscription right or any similar right under any provision of the Israeli Companies Law, any other applicable Law, the Company’s Organizational Documents or any Contract to which the Company is a party or by which the Company or its securities are bound. The Company does not, directly or indirectly, hold any of its shares or other equity interests in treasury.

(b) No Company Ordinary Shares or Company Warrants are reserved for issuance to officers, directors, employees, consultants, and any other Persons providing services to the Company pursuant to any Benefit Plan except as set forth in Schedule 4.3(b). Except as set forth in the Existing Company Articles or Schedule 4.3(a) or Schedule 4.3(b), or with respect to the Capital Restructuring, there are no outstanding, reserved or promised options,

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warrants, rights, agreements, subscriptions, convertible securities or commitments to which the Company is a party or which are binding upon the Company providing for the issuance or redemption of any equity interests of the Company, and there are no preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company is a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity, profit participation or similar rights with respect to the Company. Except as set forth in Schedule 4.3(b), the Company is not party to any voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Company’s Organizational Documents or Schedule 4.3(b) or with respect to the Capital Restructuring, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any of its equity interests or securities, nor has the Company granted any registration rights to any Person with respect to its equity securities. All of the issued and outstanding securities of the Company have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the Transactions, except as expressly contemplated by this Agreement including with regard to the Capital Restructuring, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(c) Except as disclosed in the Company Financials or as set forth on Schedule 4.3(c), the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.

4.4 Subsidiaries.

(a) Merger Sub is authorized to issue 5,000,000 ordinary shares, par value $0.01 per share, all of which are owned by the Company. Schedule 4.4(a) sets forth the name of each other direct or indirect Subsidiary of the Company, and with respect to each Subsidiary (a) its jurisdiction of organization or incorporation, (b) its authorized shares or other equity interests (if applicable), and (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with (i) the applicable Subsidiary’s Organizational Documents, (ii) any purchase option, right of first refusal, preemptive right, call option, right of first refusal or first offer, transfer restrictions, subscription right or any similar right, and (iii) all applicable Laws (including securities Laws), and owned by one or more of the Target Companies free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. There are no outstanding or authorized equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company. No Subsidiary of the Company has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company, except as provided in Schedule 4.4(a). Except for the equity interests of the Subsidiaries listed on Schedule 4.4(a) and as provided in Section 4.4(b), the Company does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. Except as set forth in Schedule 4.4(a), the Company owns all of the outstanding equity securities of the Subsidiaries, free and clear of all Liens, either directly or indirectly through one or more other Subsidiaries.

(b) No Target Company is a participant in any joint venture, partnership or similar arrangement and no Target Company owns any equity interests of any Person (other than the Company’s Subsidiaries) except as set forth in Schedule 4.4(b). There are no outstanding contractual obligations of a Target Company to provide funds to, or make any investment (in the form of a loan, guaranty, capital contribution or otherwise) in, any other Person. Schedule 4.4(b) sets forth with respect to each Person described in this Section 4.4(b), the name of the Person, the nature of the agreement, the amount invested, advanced or committed by any Target Company, the interest of the Company in such Person and any provisions which affect any change in such interest, the nature and the amount of

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the financial commitment of any Target Company, any obligations of any Target Company to any such Person and the rights of any Target Company with respect to the control, management, or rights of any such Person and any other material information relating to the agreement between the Company and any such Person.

4.5 Merger Sub. Merger Sub was incorporated solely for the purpose of engaging in the Transactions. Since its incorporation, Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which it is a party, Merger Sub is not party to or bound by any Contract.

4.6 Governmental Approvals. Except as otherwise described in Schedule 4.6, no Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company or Merger Sub of this Agreement or any Ancillary Documents or the consummation by the Company or Merger Sub of the transactions contemplated hereby or thereby other than (a) such Consents expressly contemplated by this Agreement, (b) applicable requirements of and filings under the Israeli Securities Law, 1968, and the rules and regulations thereunder or any other similar Laws, (c) pursuant to Consents to be obtained pursuant to the Antitrust Laws expressly contemplated by this Agreement and (d) those Consents, the failure of which to obtain prior to the Closing would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on the Company or any Target Company or the ability of the Company or any other Target Company to perform its obligations under this Agreement or the Ancillary Documents to which it is a party.

4.7 Non-Contravention. Except as otherwise described in Schedule 4.7, the execution and delivery by the Company and Merger Sub (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which such Person is a party, and the consummation by any Target Company of the transactions contemplated hereby and thereby and compliance by such Person with any of the provisions hereof and thereof, will not (a) conflict with or violate, or trigger shareholder rights that have not been duly waived or exercised under, any provision of any such Person’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.6 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to such Person or any of its material properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Person under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such Person under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except in cases of clauses (b) and (c), as would not individually or in the aggregate reasonably be expected to be have a Material Adverse Effect on the Company or any other Target Company.

4.8  Financial Statements.

(a) As used herein, the term “Company Financials” means (1) the consolidated audited financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Companies as of December 31, 2020 (IFRS) and December 31, 2019 (GAAP), and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, (2) the unaudited un-reviewed consolidated balance sheet at June 30, 2022 (the “Latest Balance Sheet”) and the unaudited un-reviewed consolidated condensed statements of loss and comprehensive loss, for the 12 months ended June 30, 2022, and (3) the financial information provided by the Company and included in the investor presentation to be filed with the SEC as part of the Current Report on Form 8-K announcing the Transactions. True, complete and correct copies of the Company Financials are attached hereto as Schedule 4.8(a). The Company Financials to be included in the Registration Statement, together with the consolidated audited financial statements of the Target Companies as of, and for the year ended, December 31, 2021 (the “2021 Company Financials”) (which will include the same elements as the foregoing financial statements as of, and for the years ended, December 31, 2020

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and 2019), which will also be included in the Registration Statement, when included in the Registration Statement, will (i) have been audited in accordance with PCAOB auditing standards by a PCAOB registered independent auditor, (ii) accurately reflect the books and records of the Target Companies as of the times and for the periods referred to therein, (iii) have been prepared in accordance with Accounting Principles, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP in accordance with Rule 8-03 of Regulation S-X and exclude year-end adjustments which will not be material in amount), (iv) comply with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, and (v) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective balance sheet dates and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated in accordance with GAAP. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) Each Target Company maintains books and records reflecting its assets and Liabilities in all material respects and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) such Target Company does not maintain any off-the-book accounts and that such Target Company’s assets are used in accordance with such Target Company’s management directives, (ii) material transactions of the Target Companies are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Target Company in accordance with applicable Accounting Principles, (iv) the reporting of such Target Company’s assets is compared with existing assets at the intervals required by applicable Accounting Principles and verified in accordance therewith for actual amounts, and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis, in each instance, in accordance with applicable Accounting Principles. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. No Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Target Company. Since January 1, 2019, no Target Company or its Representatives (including the Target Company’s independent auditors) (i) has received any complaint, allegation, assertion or claim, whether written or, to the Knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or its internal accounting controls, including any such complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices, or (ii) has identified any fraud, whether or not material, that involves any Target Company’s management or other current or former employees, consultants or directors of any Target Company who have a role in the preparation of financial statements or the internal accounting controls utilized by the Target Companies, or any claim or allegation regarding any of the foregoing; it being understood and agreed that the Company is making no representation or warranty that, as of the date of this Agreement, the Company’s internal controls and disclosure controls are effective or otherwise satisfy Sarbanes-Oxley.

(c) The Target Companies do not have any Indebtedness other than the Indebtedness reflected in the Latest Balance Sheet or as otherwise set forth on Schedule 4.8(c). Except as disclosed on Schedule 4.8(c), no Indebtedness of any Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Target Company, or (iii) the ability of the Target Companies to grant any Lien on their respective properties or assets.

(d) Except as set forth on Schedule 4.8(d), no Target Company is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), including any off-balance sheet obligations or any “variable interest entities” (within the meaning Accounting Principles Codification 810), except for those that are either (i) reflected or reserved on or provided for in accordance with applicable Accounting Principles in the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2020 contained in the Company Financials, (ii) not material, or (iii) that were incurred after December 31, 2020 in the ordinary course of business consistent with past practice (other than Liabilities for material breach of any Contract, material breach of warranty, tort, misappropriation, infringement of Intellectual Property, or material violation of any Law).

(e) All accounts receivables, whether or not accrued, and whether or not billed, of the Target Companies arose from bona fide arm’s-length sales made or services performed in the ordinary course of business.

(f) All notes payable and accounts payable of the Target Companies arose from bona fide arm’s-length transactions entered into in the ordinary course of business.

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4.9  Absence of Certain Changes. Except as set forth on Schedule 4.9 or for actions expressly contemplated by this Agreement, since January 1, 2021, the Target Companies, taken as a group, have (a) conducted their business only in the ordinary course of business consistent with past practice, including compliance with COVID-19 Actions which in the reasonable judgment of the Company were required to be taken or implemented by the Company or any of the other Target Companies to preserve the business of the Target Companies, and (b) not been subject to a Material Adverse Effect. Except as set forth on Schedule 4.9, none of the Target Companies has taken any action or omitted to take any action that would have required the written consent of Moringa pursuant to the provisions of Section 5.2 (if such provisions had been in effect at all times since the date of the Latest Balance Sheet).

4.10 Compliance with Laws. The Target Companies are, and since December 31, 2018, have been, in compliance with all applicable Laws and Orders in all material respects. Except as set forth on Schedule 4.10, no Target Company is in material conflict or material non-compliance with, or in material default or violation of, nor has any Target Company received, since January 1, 2020, any notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

4.11 Company Permits. Each Target Company holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”) except where the failure to have any such Permit will not have a Material Adverse Effect. The Company has made available to Moringa true, correct and complete copies of all material Company Permits, all of which material Company Permits are listed on Schedule 4.11. There is no employee of a Target Company who is required to be licensed by a Governmental Authority in order for the Target Company to conduct is business in the normal course. All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened except where the failure thereof will not have a Material Adverse Effect. No Target Company is in violation in any material respect of the terms of any Company Permit, and no Target Company has received any notice of any Actions relating to the revocation or modification of any material Company Permit.

4.12 Litigation. Except as described on Schedule 4.12, since December 31, 2018 there has been no, and there currently is no (a) Action of any nature pending or, to the Company’s Knowledge, threatened, nor, to the Company’s Knowledge, is there any basis for any Action; or (b) Order pending or outstanding or that was rendered by a Governmental Authority, in either case of (a) or (b) by or against any Target Company, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of a Target Company must be related to the Target Company’s business, equity securities or assets), its business, equity securities or assets. Since December 31, 2018, none of the current officers or directors of any Target Company has been charged with, indicted for, arrested for, or convicted of any felony involving moral turpitude or any crime involving fraud. No Target Company has any material Action pending against any other Person.

4.13 Material Contracts.

(a) Schedule 4.13(a) sets forth a true, correct and complete list of, and the Company has made available to Moringa, true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 4.13(a), a “Company Material Contract”) that:

(i) contains covenants that limit in any material manner the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, partnership, limited liability company, strategic relationship or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture or strategic relationship;

(iii) involves any agreement relating to the supply of product to, the purchase of product for, or the performance of services by or to any Target Company, in each instance, which are material to the consolidated business and operations of the Target Companies;

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(iv)  involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(v) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company expected to have, immediately prior to the Closing, an outstanding principal amount in excess of $500,000;

(vi) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $500,000 (other than in the ordinary course of business) or shares or other equity interests of any Target Company or another Person;

(vii) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(viii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $500,000 per year or $1,000,000 in the aggregate;

(ix) is with any Top Customer or Top Vendor;

(x) obligates the Target Companies to provide continuing guarantee of obligations of a third party after the date hereof in excess of $500,000;

(xi) is between any Target Company and any directors, officers or employees of or consultants to a Target Company (other than at-will employment, consulting or other service agreements or arrangements with employees or consultants entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Related Person;

(xii) obligates the Target Companies to make any capital commitment or expenditure in excess of $500,000 (including pursuant to any joint venture, limited partnership or a strategic relationship agreement);

(xiii) relates to a material settlement entered into within three (3) years prior to the date of this Agreement under which any Target Company has outstanding obligations (other than customary confidentiality obligations);

(xiv) is between any Target Company and any investment banker, broker, finder or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions;

(xv) provides another Person (other than another Target Company or any manager, director or officer of any Target Company) with a power of attorney; or

(xvi) relates to the development, ownership, licensing or use of any material Intellectual Property by, to or from any Target Company, other than Off-the-Shelf Software.

(b) All Company Material Contracts are in written form. Except as disclosed in Schedule 4.13(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid, binding, and enforceable against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the Transactions will not affect the validity or enforceability of any Company Material Contract; (iii) no Target Company is in breach or default in any material respect, no Target Company has received any notice or other communication regarding any actual or possible violation or breach of, default under any Company Material Contract, and, to the Knowledge of the Company, no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party,

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or permit termination or acceleration by any Target Company, under such Company Material Contract; (v) no Target Company has received notice of an intention by any party to any such Company Material Contract to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect; and (vi) no Target Company has waived any material rights under any such Company Material Contract.

4.14 Intellectual Property.

(a) Schedule 4.14(a)(i) sets forth all Patents and pending Patent applications, Trademarks and service mark registrations and pending applications, Copyright registrations and pending applications, registered Internet Assets and any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Authority in which a Target Company is the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration is pending, and (D) the issuance, registration or application numbers and dates. Schedule 4.14(a)(ii) sets forth all material Intellectual Property licenses, sublicenses and other agreements or permissions (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Intellectual Property commercially available on reasonable terms to the public generally (collectively, “Off-the-Shelf Software”), under which a Target Company is a licensee. Except as set forth in Schedule 4.14(a)(iii), each Target Company owns, free and clear of all Liens (other than Permitted Liens), and have independently developed or acquired, or has valid and enforceable rights in, and has (subject to the terms of any license agreement) the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by such Target Company, except for the Intellectual Property that is the subject of the Company IP Licenses or that such Target Company otherwise has the right to use. Other than Company IP Licenses, the use, operation, and distribution of each Target Company’s products and services does not require a license of any third-party Intellectual Property. The Company IP, together with the Company IP Licenses, includes all of the Intellectual Property necessary and sufficient to conduct and operate the business of the Target Company as currently conducted and as currently proposed to be conducted.

(b) Each Target Company has a valid and enforceable license to use (in the manner it currently uses) all Intellectual Property that is the subject of the Company IP Licenses applicable to such Target Company. The Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions reasonably necessary to operate the Target Companies as presently conducted. Each Target Company has performed in all material respects the obligations imposed on it in the Company IP Licenses (including compliance with the scope of the license or right granted to the Target Company thereunder), has made all payments required to date, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in material breach or default thereunder, nor has any material event occurred that with notice or lapse of time or both would constitute a material default thereunder. Except as set forth in Schedule 4.14(b), all registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to any Target Company are valid and in force with all applicable maintenance fees paid, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing and all documents, recordations and certificates in connection with such Company Registered IP currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States, Israel or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property and recording the Company’s and the Company Subsidiary’s ownership interests therein, and where applicable, each Target Company has disclosed to the applicable government office or agency all material prior art known by such Target Company in connection with Patents and Patent Applications.

(c) Schedule 4.14(c) sets forth all material licenses, sublicenses and other agreements or permissions under which a Target Company is the licensor, other than agreements entered into with customers of a Target Company in the ordinary course of business (each, an “Outbound IP License”), and for each such Outbound IP License, describes (i) the applicable Intellectual Property licensed, (ii) the licensee under such Outbound IP License, and (iii) any royalties, license fees or other compensation due to a Target Company, if any. Each Target Company has performed in all material respects all obligations imposed on it in the Outbound IP Licenses, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder (and the corresponding licensee is in compliance with the license granted thereunder). None of the Outbound IP Licenses grants any third party exclusive rights to or under any Company IP or grants any third party the right to sublicense any Company IP.

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(d) No Action is pending or, to the Company’s Knowledge, threatened against a Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any Intellectual Property currently owned by or licensed to the Target Companies. No Target Company has received any written notice or claim asserting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any Target Company. There are no Orders to which any Target Company is a party that (i) restrict the rights of a Target Company to use, transfer, license or enforce any Intellectual Property owned by a Target Company, or (ii) other than the Outbound IP Licenses, grants any third Person any right with respect to any Intellectual Property owned by a Target Company. To the Knowledge of the Company, no Target Company is currently infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a Target Company or, to the Knowledge of the Company, otherwise in connection with the conduct of the respective businesses of the Target Companies. To the Company’s Knowledge, no third party is infringing upon, misappropriating or otherwise violating any Intellectual Property owned (or purported to be owned) by any Target Company (“Company IP”) in any material respect.

(e) All Persons including each Target Company’s officers, directors, employees, consultants, advisors and independent contractors who independently or jointly contributed to, or otherwise participated in the authorship, invention, creation, improvement, modification, or development of any Company IP (each such person, a “Creator”) have signed agreements substantially in the form provided to Moringa (i) agreeing to maintain the confidentiality of the trade secrets of the applicable Target Company, as well as all Company Confidential Information, (ii) assigning to such Target Company by way of present assignment of exclusive ownership of all Intellectual Property rights authored, invented, created, improved, modified, or developed by such Person on behalf of a Target Company in the course of such Creator’s employment or other engagement with such Target Company and (iii) waiving all moral rights (to the extent applicable), and any right or interest in and to any royalty or other remuneration provided by local custom, administrative regulation, governmental statute or otherwise (including under Section 134 of the Israeli Patent Law, 1967 and any other applicable Law). No current or former officer, employee or independent contractor of a Target Company has claimed any right, title, or interest in or to any Company IP. To the Knowledge of the Company, there has been no violation of a Target Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a Target Company. Each Target Company has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material Company IP. There are no current or, to the Company’s Knowledge, threatened, claims from any Creator for compensation or remuneration for inventions invented, copyright works created or any similar claim, including under Section 134 of the Israeli Patents Law, 1967 and any other applicable Law.

(f) Except as set forth in Schedule 4.14(f), no facilities or funding of a university, college, other educational institution or research center was used in the development of any Intellectual Property owned or, to the Knowledge of the Company, licensed by the Company. Except as set forth in Schedule 4.14(f), to the Knowledge of the Company, no Creator, was under restrictions resulting from his/her relations with any government, university, college or other educational institution or research center that would result in any government, university, college or other educational institution or research center having an ownership interest in any Company IP, nor has any such person created or developed any Company IP with any Grant. To the Knowledge of the Company, no current or former Creator (i) is in material violation of any term or covenant of any Contract relating to employment, invention disclosure (including patent disclosure), invention assignment, non-disclosure or any other Contract with any other party by virtue of such Person’s being employed by, or performing services for, any Target Company or using trade secrets or proprietary information of others without permission; or (ii) has developed any technology, Software or other copyrightable, patentable or otherwise proprietary work for any Target Company that is subject to any agreement under which such Creator has assigned or otherwise granted to any third party any rights (including Intellectual Property rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.

(g) Except as set forth in Schedule 4.14(g) the Company has not applied, obtained or received any grant, loan, incentives, benefits (including tax benefits), subsidies or other assistance from any governmental or regulatory authority or any agency, or any international or bilateral fund, institute or organization or public entities or authorities, including, from the Investment Center of the Ministry of Economy and Industry of the State of Israel or the National Authority for Technological Innovation (previously known as the Office of the Chief Scientist of Israel’s Ministry of Economy), nor is the Company an “approved enterprise”, “benefited enterprise” or “preferred enterprise” within the meaning of the Israeli Encouragement of Capital Investments Law, 1959 (“Grants”). The Company was

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and is in compliance, in all material respects, with the terms and conditions of any such Grants. Except as set forth in Schedule 4.14(g), no royalties, interest, participation fees or other payments are payable or will be payable by the Company as a result of any Grant, and the consummation of the Transactions will not affect the continued qualification for such Grants, the terms or duration thereof or require any reimbursement, repayment, refund or cancellation of any previously claimed or received Grants.

(h) The consummation of any of the Transactions will not (A) result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code under (i) any Contract providing for the license or other use of Intellectual Property owned by a Target Company, or (ii) any Company IP License, nor shall it give any non-Company party to any such Contract the right to do any of the foregoing; or (B) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of any Company IP, or impair the right of any Target Company to use, possess, sell or license any Company IP or portion thereof.

(i) Each Target Company has taken all commercially reasonable steps to protect the confidentiality and value of all Trade Secrets, Company Source Code, Company IP and all other Company Confidential Information, which measures are customary in the industry in which such Target Company operates and for companies similarly situated.

(j) No Target Company (or any other Person acting on its behalf) has disclosed or delivered to any third party, or permitted the disclosure or delivery by any escrow agent or other party of, any Company Source Code. To the Company’s Knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, require the disclosure, license or delivery by any Target Company (or any other Person acting on its behalf) to any Person of any Company Source Code. The consummation of any of the Transactions will not result in the release of any Company Source Code.

(k) (1) Except as set forth in Schedule 4.14(k)(1), no Company Service, or other Company IP, is subject to the terms of any license governing Open Source Materials. Schedule 4.14(k)(1) lists all Open Source Materials incorporated in, and/or distributed, linked, or combined with any Company Services in any way, or from which any part of any such Company Services are derived, and briefly describes the general manner in which such Open Source Materials are used, as well as specifies whether the Open Source Materials are distributed. (2) Each Target Company’s Service, as well as other Company IP: (i) do not incorporate Open Source Materials, and are not combined with Open Source Materials; (ii) are not distributed in conjunction with any Open Source Materials; or (iii) do not use Open Source Materials, in such a way that, with respect to (i), (ii) or (iii), imposes or creates, or purports to impose or create, obligations for a Target Company with respect to any Company IP or such products or services, or grants (or purports to grant) to any Person any rights or immunities under any Company IP or such Company Services (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials, that other Software incorporated into, derived from, linked with, combined with, or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works, (C) redistributable at no charge, or (D) subject to material limitations, restrictions, or conditions on the right or ability of the Target Company to use, license, or distribute its products or services and/or any Company IP). Each Target Company’s use and distribution of each component of Open Source Materials complies with all the applicable license terms, in all material respects, and in no case does the use, modification or distribution of any Open Source Material give rise, create, or purport to create obligations under such license terms to any rights or immunities to any third parties under any Target Company product or service or Company IP, including any obligation to disclose or distribute any such Target Company product or service or Company in source code form, to license any such Target Company product or service or Company IP for the purpose of making derivative works, to distribute any such Target Company product or service or Company IP without charge or grant any license to any of the Intellectual Property embedded therein.

(l) None of the Software or computer hardware (whether general or special purpose) or other similar or related items of automated, computerized, and software systems and any other networks or systems and related services that are used by the Target Companies in the conduct of their businesses (collectively, the “Systems”) has experienced bugs, viruses, disabling code, failures, breakdowns, or similar adverse events during the preceding three (3) years that has caused or reasonably could be expected to cause any substantial disruption or interruption in or to the continued use of any such Systems by the Target Companies. To the Knowledge of the Company, the Systems do not contain any software bug, virus, Trojan, worm, spyware, malware, or similar malicious program. The Systems

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(i) to the Knowledge of the Company, are sufficient in all material respects for the operation of the Target Companies’ respective businesses as presently conducted, (ii) to the Knowledge of the Company, have operated and performed in all material respects as required in connection with the operation of the Target Companies’ respective businesses and in accordance with all applicable specifications, and (iii) have sufficient capacity and performance to meet the business requirements of each Target Company as currently conducted.

4.15 Privacy.

(a) Each Target Company is, and has been, in compliance in all material respects with all: (i) applicable Privacy Laws, (ii) all Contract requirements, obligations and commitments relating to Personal Information, and (iii) any privacy policy or notice of such Target Company relating to Personal Information (collectively, “Data Security Requirements”). The Transactions will not result in any material liabilities in connection with any Data Security Requirements, and will not require the consent, notice, waiver or authorization of, or declaration, filing or notification of any Person and/or third party, or any additional action, in respect of any Personal Information. Copies of all of the Target Companies’ privacy policies have been made available to Moringa and such copies are true, correct and complete.

(b) Each Target Company has at all times made all disclosures to, and obtained any necessary consents from, data subjects, users, customers, employees, contractors and other applicable Persons required Data Security Requirements related to data privacy, data processing, data protection and/or data security. Each Target Company does not process and has not processed Personal Information of any natural Person under the age of 18 (or other age applicable to children any under local Law). When required under applicable Law, each Target Company deletes and has deleted all Personal Information from end users upon obtaining actual knowledge that an end user is considered a child according to applicable Laws. Each Target Company has at all times complied, in all material respects, with all applicable Laws related to spam, unsolicited communications and/or marketing.

(c)  (i) To the Knowledge of the Company, no Person has obtained unauthorized access, and there has been no unauthorized processing, unauthorized use of Personal Information or confidential information owned by or in the possession of any Target Company, nor, to the Knowledge of the Company, has there been any other compromise of the security, confidentiality, availability and/or integrity of such information or data, which required disclosure or notification under applicable Data Security Requirements, and (ii) no complaint relating to an improper use or disclosure of, or a breach in the security of, any such Personal Information and/or confidential information has been received by a Target Company. To the Company’s knowledge, any third party who has provided Personal Information to the Company has done so in compliance in all material respects with applicable Privacy Laws, including providing any notice and obtaining any consent required.

(d) Each Target Company has taken any and all required steps to protect and maintain the confidential nature of the Personal Information provided to such Target Company by any Person, secure any such Personal Information from loss, theft, unauthorized or unlawful access, use, modification, disclosure or other misuse and to ensure that the Personal Information is processed, transferred or permitted to be transferred in compliance with the Data Security Requirements.

(e) There has been no actual or threatened loss, damage or unauthorized or unlawful access, use, modification, processing, disclosure or other misuse of confidential information and/or Personal Information by or on behalf of any Target Company. None of the Target Companies has received any notice of any claims, investigations (including investigations by a Governmental Authority), or alleged violations of Laws (including, loss, damage or unauthorized access, use, processing, modification or other misuse of, or illegal or unpermitted processing, any information or data by a Target Company, or any of its employees or contractors) and, to the Knowledge of the Target Company, there is no basis for any such claim or Action. There are no unhandled requests from individuals or other third parties seeking to exercise any data protection or privacy rights (such as rights to access, rectify, or delete Personal Information, to restrict or object to processing of Personal Information, or relating to data portability).

4.16 Taxes and Returns. Except as set forth on Schedule 4.16:

(a) Each Target Company has or will have timely filed, or caused to be timely filed, all Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in

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the Company Financials have been established. Each Target Company has complied in all material respects with all applicable Laws relating to Taxes. There are no audits, examinations, investigations or other Actions pending against any Target Company in respect of any Tax, and no Target Company has been notified in writing of any proposed Tax claims or assessments against such Target Company (other than, in each case, claims or assessments for which adequate reserves in Company Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of Company’s assets, other than Permitted Liens. No Target Company has outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by any Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(b) No Target Company has any Liability for the Taxes of another Person (other than another Target Company) (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by Contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business, the primary purpose of which is not the sharing of Taxes).

(c) Each Target Company has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authority, except where the failure to collect, withhold or pay will not have a Material Adverse Effect.

(d) No Target Company has been a real property corporation (Igud Mekarke’in) within the meaning of such term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(e) Any Target Company required to be registered for purposes of Israeli value added tax is duly registered and has complied with all requirements concerning Israeli value added Tax (“VAT”). Each Target Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) if and to the extent applicable, has collected and timely remitted to the relevant taxing authority all output VAT which it is required to collect and remit, to the extent required under any applicable Law and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law. No non-Israeli Target Company is required to register in Israel for Israeli VAT purposes. Each Target Company required to register for VAT under the laws of any country other than Israel has so registered and has collected and paid over to the taxing authority all VAT required to be collected and paid over.

(f) No Target Company is benefiting (or has benefited) from any grants, exemption, tax holiday, reduced tax rates or accelerated depreciation under the Israeli Capital Investment Encouragement Law – 1959, including but not limited to Preferred Technological Enterprise, Preferred Enterprise, Benefitted Enterprise and Approved Enterprise Status.

(g) No Target Company has performed or was part of any action or transaction that is classified as a “reportable transaction” under Section 131(g) of the Israeli Income Tax Ordinance New Version, 1961, as amended, and the rules and regulations promulgated thereunder (the “Ordinance”), a “reportable opinion” under Sections 131D of the Ordinance, or a “reportable position” under Section 131E of the Ordinance or any similar provision under any other local or foreign Tax Law, and including with respect to VAT.

(h) Each Foreign Plan that is intended to qualify as a capital gains route plan under Section 102 of the Ordinance has received a favorable determination or approval letter from the Israel Tax Authority (“ITA”) or is otherwise deemed approved by passage of time without objection by the.

(i) No Target Company is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2 or otherwise.

(j) Each Target Company is in compliance in all material respects with all applicable transfer pricing laws and regulations, and the prices for any property or services provided by or to any Target Company are arm’s length prices for purposes of the applicable laws, including Section 85A to the Ordinance and the Income Tax Regulations (Determination of Market Terms) 2006 and including to the extent required, the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Target Companies.

(k) Each Target Company is Tax resident only in its jurisdiction of formation.

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(l) No Target Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized or incorporated.

(m) No Target Company organized, incorporated or formed under the laws of a jurisdiction outside of the United States (i) is a “surrogate foreign corporation” or “expatriated entity” within the meaning of Section 7874 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) or is treated as a U.S. corporation for U.S. federal Tax purposes by reason of the application of Sections 269B or 7874(b) of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) or (ii) was created, incorporated or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to the dual charter provision of Treasury Regulation Section 301.7701-5(a) (or any corresponding or similar provision of state, local or non-U.S. Tax Law).

(n) No Target Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) installment sale made prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date; or (iv) use of an improper method of accounting for a taxable period on or prior to the Closing Date. No Target Company has made an election pursuant to Section 965(h) of the Code.

4.17 Real Property. No Target Company owns or has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases). Schedule 4.17 contains a complete and accurate list of all premises currently leased or subleased by a Target Company for the operation of the business of a Target Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”). The Company has provided to Moringa a true and complete copy of each of the Company Real Property Leases. The Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Real Property Leases, and no Target Company has received notice of any such condition.

4.18 Personal Property. Each item of Personal Property which is currently owned, used or leased by a Target Company with a book value or fair market value of greater than $200,000 is set forth on Schedule 4.18, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Company Personal Property Leases”). Except as set forth in Schedule 4.18, all items of Personal Property of the Target Companies are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the Target Companies. The operation of each Target Company’s business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than a Target Company, except for such Personal Property that is owned, leased or licensed by, or otherwise contracted to, a Target Company. The Company has provided to Moringa a true and complete copy of each of the Company Personal Property Leases, and in the case of any oral Company Personal Property Lease, a written summary of the material terms of such Company Personal Property Lease. The Company Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Personal Property Leases, and no Target Company has received notice of any such condition.

4.19 Employee Matters.

(a) The Company has provided to Moringa a true, correct and complete list of all employees of the Target Company and includes, each employee’s name and title, work location, employment commencement date, status, actual scope of employment (e.g., full or part-time or temporary), overtime classification (e.g., exempt or non-exempt), prior notice entitlement, salary and any other compensation and benefits, payable, maintained or contributed to or with respect to each of the listed employees and including but not limited to the following entitlements: bonus (including type of bonus, calculation method and amounts received in 2020), deferred compensation, commissions (including

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calculation method and amounts received in 2020), overtime payment, vacation entitlement and accrued vacation, travel entitlement (e.g. travel pay, car, leased car arrangement and car maintenance payments) sick leave entitlement and accrual, recuperation pay entitlement and accrual, pension arrangement or any other provident fund (including managers’ insurance and further education fund), their respective contribution rates and the salary basis for such contributions, whether such employee, is subject to Section 14 Arrangement under the Israeli Severance Pay Law - 1963 (“Section 14 Arrangement”) (and, to the extent such employee is subject to the Section 14 Arrangement, an indication of whether such arrangement has been applied to such person from the commencement date of his employment and on the basis of his entire salary), and whether the employee is on leave (and if so, the category of leave, the date on which such leave commenced and the date of expected return to work). Other than their salaries, the employees of the Target Companies are not entitled to any payment or benefit that may be reclassified as part of their determining salary for any purpose, including for calculating any social contributions. No employee of any Target Company is entitled (whether by virtue of any Law, Contract or otherwise) to any benefits, entitlement or compensation that is not listed on Schedule 4.19(a). No Target Company has made any promises or commitments to any of its employees or former employees, whether in writing or not, with respect to any future changes or additions to their compensation or benefits, except as listed on Schedule 4.19(a). Other than as listed on Schedule 4.19(a) there are no other employees employed by any Target Company. No key employee of a Target Company has been dismissed in the last twelve (12) months prior to the signing date of this Agreement.

(b) Except for extension orders applicable to all employees in Israel, no Target Company is or has ever been a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Company or is otherwise required (under any Law, under any Contract or otherwise) to provide benefits or working conditions under any of the foregoing and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. No Target Company is or has ever been a member of any employers’ association or organization. No Target Company paid, was required to pay or has been requested to pay any payment (including professional organizational handling charges) to any employers’ association or organization. There are no, and have never been any, labor organizations representing, and to the Knowledge of the Company there are no labor organizations purporting to represent or seeking to represent, any employees of any Target Company, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. No current officer or key employee of a Target Company has provided such Target Company written notice of his or her plan to terminate his or her employment with any Target Company.

(c) Except as set forth in Schedule 4.19(c), each Target Company (i) is and has been in compliance in all material respects with all applicable Laws and the employment agreements respecting employment and employment practices, terms and conditions of employment, including but not limited to health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, working during rest days, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, engaging employees through services providers, collective bargaining, privacy issues, fringe benefits, employment practices, workers’ compensation, the collection and payment of withholding or social security taxes and any similar tax and has not received written notice that there is any pending Action involving unfair labor practices against a Target Company, (ii) is not liable for any past due arrears of wages or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice). Each Target Company is and has been in compliance in all material respects with all Contracts with its respective independent contractors and consultants (true and complete copies of which have been provided to Moringa), and has paid to all of its respective independent contractors and consultants all fees, remuneration and other compensation due and payable to such independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Knowledge of the Company, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law, or alleging breach of any express or implied contract of

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employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with or based on, arising out of, or otherwise relating to the employment or termination of employment or failure to employ by the Target Company.

(d) Except as set forth in Schedule 4.19(d), each Target Company employee and former employee has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to Moringa by the Company.

(e) Except as set forth on Schedule 4.19(e), all of the independent contractors that are or were involved in the development of intellectual property of the Company are a party to a written Contract with a Target Company. Except as set forth on Schedule 4.19(e), each such independent contractor has entered into customary covenants regarding confidentiality and assignment of inventions and copyrights with a Target Company, a copy of which has been provided to Moringa by the Company. All independent contractors who are currently, since the Company’s organization have been, engaged by a Target Company are bona fide independent contractors and not employees of a Target Company and would not reasonably be expected to be reclassified by any Governmental Authority as employees of the Target Company, for any propose whatsoever. Except as set forth on Schedule 4.19(e), each independent contractor is terminable on up to thirty (30) days’ notice, without any obligation of any Target Company to pay severance or a termination fee.

(f) All past and present employees of the Target Company have executed the Target Company’s employment agreement or employment offer, as applicable (true and correct copies of which have been made available to Moringa). The Target Companies have no unwritten policies, practices and customs relating to employment, as would have a material effect on the Target Companies.

(g) Without derogating from any of the above representations, the Target Companies’ liability towards their employees regarding severance pay, accrued vacation and contributions to all Target Company plans are fully funded or if not required by any source to be funded are accrued on the Target Company’s financial statements as of the date of such financial statements. Section 14 Arrangement was properly applied in accordance with the terms of the general permit issued by the Israeli Labor Minister regarding all former and current employees of each Target Company who reside in Israel based on their full salaries and from their commencement date of employment. All amounts that each Target Company is legally or contractually required to either (A) deduct from their employees’ salaries and any other compensation or benefit or to transfer to such employees’ Target Company plans or (B) withhold from employees’ salaries and any other compensation or benefit and to pay to any Governmental Authority as required by any applicable Law, have been duly deducted, transferred, withheld and paid, in accordance with applicable Law, and no Target Company has any outstanding obligation to make any such deduction, transfer, withholding or payment (other than routine payments, deductions or withholdings to be timely made in the ordinary course of business and consistent with past practice).

4.20 Benefit Plans.

(a) Set forth on Schedule 4.20(a) is a true and complete list of each Foreign Plan of a Target Company (each, a “Company Benefit Plan”). No Target Company has ever maintained or contributed to (or had an obligation to contribute to) any Benefit Plan, whether or not subject to ERISA, which is not a Foreign Plan.

(b) With respect to each Company Benefit Plan which covers any current or former officer, director, consultant or employee (or beneficiary thereof) of a Target Company, the Company has made available to Moringa accurate and complete copies, if applicable, of: (i) all plan documents and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto), and written descriptions of any Company Benefit Plans which are not in writing; (ii) the most recent annual and periodic accounting of plan assets; (iii) the most recent actuarial valuation; and (iv) all communications with any Governmental Authority concerning any matter that is still pending or for which a Target Company has any outstanding Liability or obligation.

(c) With respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms and the requirements of all applicable Laws, and has been maintained, where required, in good standing with applicable regulatory authorities and Governmental Authorities; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) all contributions,

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premiums and other payments (including any special contribution, interest or penalty) required to be made with respect to a Company Benefit Plan have been timely made; and (v) no Company Benefit Plan provides for retroactive increases in contributions, premiums or other payments in relation thereto. No Target Company has incurred any obligation in connection with the termination of, or withdrawal from, any Company Benefit Plan.

(d) Except as set forth in Schedule 4.20(d), the consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation under any Company Benefit Plan or under any applicable Law; or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any director, employee or independent contractor of a Target Company.

(e) Except to the extent required by applicable Law, no Target Company provides health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

4.21 Environmental Matters. Except as set forth in Schedule 4.21:

(a) Each Target Company is and, to the Company’s Knowledge, has since its formation been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permit”), and no Action is pending or, to the Company’s Knowledge, threatened in writing to revoke, modify, or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that would be reasonably expected to adversely affect such continued compliance with Environmental Permits.

(b) No Target Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material, in each case, that has not been resolved or that would be reasonably expected to result in a material Liability.

(c) No Action is pending, or to the Company’s Knowledge, threatened against any Target Company or any assets of a Target Company alleging either or both that a Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d) No Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, in a manner that has given or would reasonably be expected to give rise to any material Liability or material obligation under applicable Environmental Laws.

(e) The Company has provided to Moringa all final and non-privileged environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any Target Company.

4.22 Transactions with Related Persons. Except as set forth on Schedule 4.22(i), no Target Company nor any of its Affiliates, nor any officer, director, employee, 5% equity holder or a beneficial owner of the equity of a Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or, to the Knowledge of the Company, indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the past three (3) years has been, a party to any transaction with a Target Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Company), (b) providing for the rental of real property or Personal Property or the license of Intellectual Property from, (c) granting or receiving any right or interest in any asset of a Target Company to or from, or (d) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Target Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than three percent (3%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 4.22(ii), no Target Company is directly or, to the Knowledge of the Company, indirectly a party to any Contract with any Related Person or any equity holder of the Company (including any management rights letter, side letter, shareholders’ agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract of any Target Company, including any Contract granting any equity holder of the Company investor

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rights, veto rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights, but excluding, for the avoidance of doubt, the Ancillary Documents) (the Contracts required to be disclosed on Schedule 4.22(ii), other than the Shareholders’ Rights Agreement which will be amended by the Amended SRA and any other Ancillary Documents, the “Company Investor Agreements”), and, to the Knowledge of the Company, no Related Person owns any real property or Personal Property, or right, tangible or intangible which is used in the business of any Target Company. The assets of the Target Companies do not include any receivable or other obligation from a Related Person, and the liabilities of the Target Companies do not include any payable or other obligation or commitment to any Related Person. Schedule 4.22 identifies with an asterisk (*) those Contracts, arrangements or commitments with Related Persons that cannot be terminated upon sixty (60) days’ notice by the Target Companies without penalty. Except as set forth on Schedule 4.22(iii), all transactions since the incorporation of the Company between the Company and Related Persons that require approvals pursuant to Sections 268 to 284 of the Israeli Companies Law, or pursuant to the Company’s Articles of Association (as in effect at the relevant time) have been duly approved. No officer or director of any Target Company: (i) has, to the Company’s Knowledge, any direct or indirect financial interest in, or is an officer, director, manager, employee or consultant of, (A) any competitor, supplier, licensor, distributor, lessor, independent contractor or customer of any Target Company or (B) any other entity in any material business arrangement or relationship with any Target Company; provided, however, that the ownership of securities listed on any national securities exchange representing less than 2% of the outstanding voting power of any Person shall not be deemed to be a “financial interest” in any such Person; (ii) has, to the Company’s Knowledge, any interest in any property, asset or right used by the Target Company for the business; (iii) has outstanding any Indebtedness owed to any Target Company; or (iv) has received any funds from the Target Company since the date of the Latest Balance Sheet, except for employment-related compensation received in the ordinary course of business.

4.23 Insurance.

(a) Schedule 4.23(a) lists all insurance policies held by a Target Company relating to a Target Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to Moringa. All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is in full force and effect and (ii) will continue to be in full force and effect on identical (or better) terms following the Closing. To the Knowledge of the Company, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. No Target Company has any self-insurance or co-insurance programs. In the past three (3) years, no Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b)  Schedule 4.23(b) identifies each individual insurance claim in excess of $200,000 made by a Target Company in the past three (3) years. Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Target Company has made any claim against an insurance policy as to which the insurer is denying or has disputed coverage.

4.24 Books and Records. The Company has delivered to Moringa accurate and complete copies of (i) the minute books containing, in all material respects, records of all proceedings, consents, actions and meetings of the board of directors, committees of the board of directors, and shareholders of each Target Company; and (ii) the shareholder register of each Target Company, which records reflect all issuances, transfers, repurchases and cancellations of shares of equity securities of each Target Company. All actions taken and all transactions entered into by the Company have been duly approved by all necessary action of the board of directors and shareholders thereof. All of the books and records of the Target Companies are true, complete and accurate in all material respects and have been maintained in accordance with reasonable business practices and in the ordinary course consistent with past practice and in accordance with applicable Laws.

4.25 Top Customers and Vendors. Schedule 4.25 lists, by dollar volume received or paid, as applicable, for each of the years ended December 31, 2020, and 2019, the ten (10) largest customers of the Target Companies (the “Top Customers”) and the ten largest vendors of goods or services to the Target Companies (the “Top Vendors”). Other than as a result of the COVID 19 pandemic and government regulation addressing the pandemic and the public response to the pandemic including supply chain issues, no Top Vendor or Top Customer within the last twelve (12) months has

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cancelled or otherwise terminated or advised any Target Company of its plan or intention to terminate any material relationships of such Person with a Target Company and no Top Vendor or Top Customer has during the last twelve (12) months decreased materially, or advised a Target Company of its plan or intention to materially decrease its relationships with a Target Company. No Target Company has within the past two (2) years been engaged in any material dispute with any Top Vendor or Top Customer and the Company has not received any written indication from any Top Vendor or Top Customer of any material dissatisfaction on the part of any Top Vendor or Top Customer.

4.26 Certain Business Practices.

(a)  No Target Company, nor any of its directors or officers or any of its other Representatives acting on its behalf has (i) used or offered any funds or other things of value for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or candidates for political office, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or the equivalent Laws of Israel or of the country in which the Target Company is located or conducts business, (iii) otherwise made, offered, promised, authorized, paid or received any improper payment in violation of any Anti-Corruption Laws, or (iv) otherwise made any unlawful payment.

(b) The operations of each Target Company are and have been conducted at all times in compliance in all material respects with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a Target Company with respect to the any of the foregoing is pending or, to the Company’s Knowledge, threatened against any Target Company.

(c) No Target Company or any of their respective directors or officers or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise the subject of any U.S. sanctions administered by OFAC, and no Target Company has, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any country or territory subject to OFAC sanctions or for the purpose of financing the activities of any Person the subject of, or otherwise in violation of, any U.S. sanctions administered by OFAC, in each case, in violation of applicable sanctions, since the Company’s organization. Since January 1, 2016, and except where the failure to be, or to have been, in compliance with such Laws has not been or would not, individually or in the aggregate, reasonably be expected to be material to the Company taken as a whole, neither the Target Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been (i) a Person named on any Sanctions List and Export Control Laws-related list of designated Persons maintained by a Governmental Authority; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity 50-percent or more owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii).

(d) No Target Company has received any written notice that there is any investigation, allegation, request for information, or other inquiry by any Governmental Authority regarding an actual or possible violation of the Anti-Corruption Laws.

(e) No Target Company is, or is required to be, registered with the Israeli Ministry of Defense as a security exporter. Except as set forth in Schedule 4.26(e), the business of the Target Companies and Merger Sub does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization, marketing or export is restricted under Israeli Law, and the business of the Target Companies does not require any Target Company to obtain a license from the Israeli Ministry of Economy and/or the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Israeli Control of Products and Services Declaration (Engagement in Encryption), 1974 or other legislation regulating the development, commercialization, marketing or export of technology or financing the activities of any Person the subject of, or otherwise in violation of, any U.S. sanctions administered by OFAC, in each case, in violation of applicable sanctions, in the last five (5) fiscal years.

4.27 Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” or required to register as an “investment company,” in each case, within the meaning of the Investment Company Act.

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4.28 Securities Purchase Agreement and Financing. The Company has provided to Moringa true and complete copy of the fully executed Securities Purchase Agreement and all documents and agreements ancillary thereto or entered into with the Investor in connection therewith (collectively, the “Securities Purchase Agreement Documents”), either as of the date hereof, or which are in a form agreed upon with the Investor and will be executed at or prior to the Closing. Schedule 4.28 lists each of the Securities Purchase Agreement Documents and indicates which have been executed on or prior to the date hereof and which will be executed at the Closing. Neither the Company nor any of its Affiliates has entered into any side letter or other Contract relating to the Financing, other than as set forth in the Securities Purchase Agreement Documents, and there are no conditions to the closing of the transactions contemplated therein other than the conditions (if any) specifically stated therein. The Securities Purchase Agreement and each of the other Securities Purchase Agreement Documents which has been executed on or prior to the date hereof has been duly authorized, executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company, and, to the Knowledge of the Company, the other parties thereto, in accordance with its terms, subject to the Enforceability Exceptions. Each of the Securities Purchase Agreement Documents that is to be executed at the Closing has been duly authorized and, when executed and delivered at the Closing, will, upon receipt of the consideration provided in the Securities Purchase Agreement Documents, constitute the valid and binding obligation of the Company, enforceable against the Company, and, to the Knowledge of the Company, the other parties thereto, in accordance with their respective terms, subject to the Enforceability Exceptions.

4.29 Finders and Brokers. Except as set forth in Schedule 4.29, no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission from Moringa, the Target Companies or any of their respective Affiliates in connection with the Transactions based upon arrangements made by or on behalf of any Target Company.

4.30 Information Supplied. None of the information supplied or to be supplied by the Target Companies expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) or stock exchange (including Nasdaq) with respect to the Transactions; (b) in the Registration Statement or in any amendment to any of documents identified in (a) and (b), will, when filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Target Companies expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, (i) the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of Moringa or its pre-Closing Affiliates, and (ii) the Company makes no representations, and expressly disclaims any representations, with respect to (x) any projections, forecasts or predictions or (y) the results or outcome of any forward-looking statements, projections or assumptions that may be included in any of the foregoing information.

4.31 Independent Investigation. The Company and Merger Sub each acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of Moringa set forth in this Agreement (including the related portions of the Moringa Disclosure Schedules) and in any certificate delivered by Moringa or on its behalf to the Company pursuant hereto, and the information provided by or on behalf of Moringa for the Registration Statement; and (b) none of Moringa or its Representatives has made any representation or warranty as to Moringa or this Agreement or the Transactions, except as expressly set forth in this Agreement (including the related portions of the Moringa Disclosure Schedules) or in any certificate delivered by Moringa to the Company pursuant hereto, or with respect to the information provided by or on behalf of Moringa for the Registration Statement.

4.32 Disclosure. No representations or warranties by the Company in this Agreement (as modified by the Company Disclosure Schedules) or the Ancillary Documents, (a) contains or will contain any untrue statement of a material fact, or (b) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, the Company Disclosure Schedules and the Ancillary Documents, any material fact necessary to make the statements or facts contained therein not misleading in light of the circumstances under which they are made.

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4.33 No Other Representations or Warranties; No Reliance. Except for the representations and warranties contained in this Article IV, neither the Company nor any other Person or entity on behalf of the Company has made or makes any representation or warranty, whether express or implied, with respect to the Company, its Affiliates, its business or operations, or any of their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Moringa, its Affiliates or any of its Representatives by or on behalf of the Company. Neither the Company nor any other Person on behalf of the Company has made or makes any representation or warranty, whether express or implied, to Moringa with respect to any projections, forecasts, estimates or budgets made available to Moringa, its Affiliates or any of their Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of the Company, its Affiliates or its or their respective businesses, whether or not included in any management presentation. The Company, on behalf of itself and its Affiliates, acknowledges and agrees that, except for the representations and warranties contained in Article III, neither Moringa nor any other Person or entity on behalf of Moringa has made or makes, and the Company and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to Moringa, its Affiliates or its or their respective businesses, affairs, assets, Liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company or its Affiliates or any of their Representatives by or on behalf of Moringa.

Article V
COVENANTS

5.1 Access and Information

(a) During the period from the date of this Agreement and continuing until the earlier of (i) the termination of this Agreement in accordance with Section 7.1, or (ii) the Closing (the “Interim Period”), subject to the provisions of the Confidentiality Agreement, each of the Company and Merger Sub shall give, and shall cause its respective Representatives to give (subject, in each instance, to (x) compliance with applicable Law, (y) the Company’s desire to, insofar as legally applicable in the opinion of counsel, maintain attorney-client privilege at its sole discretion, and (z) the consent of, or other conditions required by, a Contract counterparty; provided that in the event that Company or Merger Sub does not provide access or information in reliance on sub-clauses (x), (y) or (z), it shall use its reasonable efforts to communicate the applicable information to Moringa in a way that would not waive such a privilege, or violate applicable Law or Contract), Moringa and its Representatives, at reasonable times, during normal business hours, and upon reasonable intervals and notice, reasonable access to all offices and other facilities, and to all employees, properties, Contracts, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Companies as Moringa or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including monthly unaudited financial statements) and cause each of the Representatives of the Company and Merger Sub to reasonably cooperate with Moringa and its Representatives in their investigation; provided, however, that Moringa and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies. During the Interim Period, the Company shall confer from time to time, as reasonably requested by Moringa, with Moringa or its Representatives to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.

(b) During the Interim Period, subject to the provisions of the Confidentiality Agreement, Moringa shall give, and shall cause its Representatives to give (subject, in each instance, to (x) compliance with applicable Law, (y) Moringa’s desire to, insofar as legally applicable on the opinion of counsel, maintain attorney-client privilege at its sole discretion, and (z) the consent of, or other conditions required by, a Contract counterparty; provided that in the event that Moringa does not provide access or information in reliance on sub-clauses (x), (y) or (z), it shall use its reasonable efforts to communicate the applicable information to the Company and Merger Sub in a way that would not waive such a privilege, or violate applicable Law or Contract), the Company, Merger Sub and their respective Representatives, at reasonable times, during normal business hours, and upon reasonable intervals and
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notice, reasonable access to all offices and other facilities, and to all employees, properties, Contracts, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to Moringa or its Subsidiaries, as the Company, Merger Sub or their respective Representatives may reasonably request for purposes of the Transactions regarding Moringa, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects, and cause each of Moringa’s Representatives to reasonably cooperate with the Company and Merger Sub and their respective Representatives in their investigation; provided, however, that the Company, Merger Sub and their respective Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of Moringa or any of its Subsidiaries.

5.2 Conduct of Business of the Company and Merger Sub.

(a) Unless Moringa shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except (A) as expressly contemplated by this Agreement, including but not limited to the Capital Restructuring, the New SAFE Agreements and the Note Financing, (B) as required by applicable Law, or (C) as set forth on Schedule 5.2, the Company shall, and shall cause its Subsidiaries to, (i) except for COVID-19 Actions which in the reasonable judgment of the Company are required to be taken or implemented by the Company or any of the other Target Companies during the Interim Period to preserve the business of the Target Companies, conduct its and their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Target Companies and their respective businesses, assets and employees, and (iii) use its commercially reasonable efforts to preserve intact, in all material respects, its and their respective business organizations, keep available the services of the current executive officers and key employees of the Company and its Subsidiaries, and preserve the current relationships of the Company and each of its Subsidiaries with customers, suppliers, channel partners, distributors and other Persons with whom the Company or any of its Subsidiaries has business relations that are material to the Company’s business as currently conducted or currently proposed to be conducted.

(b) Without limiting the generality of Section 5.2(a) and except (A) as expressly contemplated by this Agreement, including but not limited to the Capital Restructuring, (B) as required by applicable Law (including COVID 19 Measures), or (C) as set forth on Schedule 5.2, during the Interim Period, without the prior written consent of Moringa (such consent not to be unreasonably withheld, conditioned or delayed), neither the Company nor Merger Sub shall, and the Company shall cause the Target Companies to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, including the Company’s Shareholders’ Rights Agreement, the Old SAFE Agreements, the New SAFE Agreements or the terms of any other outstanding equity security of a Target Company (including any of the Continuing Warrants and Continuing Company Options);

(ii) except in connection with the exercise, conversion or replacement of options and warrants set forth in Schedule 4.3(b) (in accordance with their terms on the date of this Agreement) or the grant of options to employees in the ordinary course of business consistent with past practices, authorize for issuance, issue, grant, sell, pledge, dispose of, place any Lien on, or propose to issue, grant, sell, pledge or dispose of or place any Lien on, any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, including any securities convertible into or exchangeable for any of its shares or other equity securities, and any other equity-based awards (including any equity appreciation, phantom equity, profit participation or similar rights), or engage in any hedging transaction with a third Person with respect to such securities;

(iii) (1) split, sub-divide, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof, or (2) make, declare, pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or (3) directly or indirectly redeem, purchase or otherwise acquire or offer to acquire, redeem or purchase any shares or other equity interests of a Target Company;

(iv) (1) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $500,000 individually or $1,000,000 in the aggregate (except for (x) out-of-pocket expenses incurred in connection with the transactions contemplated hereunder, and (y) exercising additional calls under the existing venture lending arrangement with Discount Capital (i.e., up to an additional

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$1,500,000 in the aggregate), (2) make a loan or advance to, or investment, in any third party (other than advancement of expenses to employees in the ordinary course of business consistent with past practice), or (3) guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $500,000 individually or $1,000,000 in the aggregate;

(v)  (1) pay, discharge or satisfy, any claim or Indebtedness, other than payment, discharge or satisfaction in the ordinary course of business consistent with past practices of Indebtedness reflected or reserved against in the financial statements, (2) defer payment of any accounts payable other than in the ordinary course of business consistent with past practices, or (3) give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practices, in order to accelerate or induce the collection of any receivable;

(vi)  increase the wages, salaries or compensation of its employees or consultants other than in the ordinary course of business consistent with past practice, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any consultant or employee, in each case, other than as required by applicable Law, pursuant to the terms of any Benefit Plans or in the ordinary course of business consistent with past practice;

(vii)   amend, waive or otherwise change, in any respect, any New Employment Agreement, Lock-Up Agreement, Voting Agreement or any other Ancillary Document to which Moringa is not a party;

(viii) without derogating from sub-clause 5.2(b)(vii), increase the wages, salaries or compensation of its directors, officers or key employees, or enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any directors, officers or key employees;

(ix)  pay or agree to pay any special bonus or special remuneration to any director, officer or employee, or pay or agree to pay any material benefit not required by any plan or arrangement as in effect as of the date hereof (including acceleration of vesting or payment), in connection with the Transactions, other than such payments or benefits disclosed in Schedule 4.20(d) of the Company Disclosure Schedules;

(x)  negotiate, modify, extend, or enter into any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Target Companies;

(xi)  enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions;

(xii)   make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case, except as required by applicable Law or in compliance with GAAP;

(xiii) terminate, amend, waive or assign to any Person that is not a Target Company any material right under any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(xiv) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(xv)   establish any Subsidiary in such jurisdiction in which the Company has no business activity or enter into any new line of business;

(xvi) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

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(xvii) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with such Party’s outside auditors;

(xviii)  waive, release, assign, settle or compromise any material claim, Action or proceeding (including any suit, Action, claim, proceeding or investigation relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, such Party or its Affiliates) not in excess of $500,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials;

(xix) close or materially reduce its activities;

(xx) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, (1) any corporation, company, partnership, limited liability company, other business organization or any division thereof, or (2) any material amount of assets outside the ordinary course of business consistent with past practice;

(xxi) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or voluntarily initiate or permit or consent to any proceeding of insolvency, bankruptcy, receivership or other similar proceeding involving any Target Company;

(xxii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), place any Lien on, or otherwise dispose of any material portion of its properties, assets or rights;

(xxiii) enter into any Contract, understanding or arrangement with respect to the voting of equity securities, or registration rights in respect of equity securities, of any Target Company, or enter into any other Contract, understanding or arrangement that if entered into prior to the date hereof would be a Company Investor Agreement;

(xxiv) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice);

(xxv) terminate, or amend or waive in any manner, any Securities Purchase Agreement Document, or waive any condition to the Company’s obligations under any Securities Purchase Agreement Document; or

(xxvi) enter into any Contract to do, or authorize or agree to do, any of the foregoing actions.

(c) The Company will have the discretion to enter into and execute one or more financing transactions, solely for financing, prior to the Closing, the operation and conduct of the business of the Company, in the aggregate amount not to exceed Twenty Million US Dollars (US$ 20 million) for all such financing transactions, at such pre-money valuation of the Company and via such instruments (including convertible instruments) as approved by the Company’s board of directors, provided that the terms of such financing will not inhibit, diminish, frustrate or otherwise adversely affect (i) the Company’s ability to raise equity in the public markets at or after the Closing or (ii) the Company or Moringa’s ability to enter into and close on back-stop, forward purchase agreements or other non-redemption agreements at or in anticipation of Closing as may be required to meet any of the conditions for Closing specified under Article VI (notwithstanding the foregoing in (i) or (ii) it is agreed that the Company’s valuation in such financing shall not be considered as inhibiting, frustrating or otherwise adversely affecting the Company’s ability). As a condition to any such financing transaction, if equity or equity-related, the Company shall obtain a duly executed Voting Agreement signed by the party providing such financing. Any shares or other equity securities of the Company issued or issuable pursuant to such financing transactions shall be added in the Total Company Shares and calculation of the Conversion Ratio (i.e., appropriate adjustment to provide the holders of Moringa Securities with the same equity and equity-related holdings in the Company at the Effective Time as they would have received had there not been such financing transactions or issuance of shares or other equity securities in respect thereof).

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5.3  Conduct of Business of Moringa.

(a)  Except (A) as expressly contemplated by the terms of this Agreement (including as contemplated by the Lock-Up Agreements, the Restated Registration Rights Agreement, the Moringa Class B Conversion, the Unit Separation, the Redemption, the Working Capital Loans, FPA(s) (as defined below) and the Sponsor WCL Warrants), (B) as required by applicable Law, or (C) as set forth on Schedule 5.3, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed, except that this parenthetical clause shall not apply to clauses (xii) and (xiii), Moringa shall not, and shall cause its Subsidiaries to not:

(i)  amend, waive or otherwise change, in any respect, its Organizational Documents;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of, place any Lien on, or propose to issue, grant, sell, pledge or dispose of, or place any Lien on, any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its shares or other equity securities, including any securities convertible into or exchangeable for any of its shares or other equity securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities, except that Moringa may issue to the Sponsor (or any of its Affiliates) promissory notes that evidence up to $1.5 million of working capital loans from the Sponsor (or any of its Affiliates), including the promissory note issued by Moringa to the Sponsor on August 9, 2021, that may be converted into warrants (collectively, the “Working Capital Loans”) (and if not converted into warrants, shall be repaid in full upon Closing to the payee thereof by wire transfer of immediately available funds to the account designated by the Sponsor), and issue the underlying warrants, as described in the IPO Prospectus (if issued, the “Sponsor WCL Warrants”);

(iii)  (1) split, sub-divide, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof, or (2) make, declare, pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or (3) directly or indirectly redeem, purchase or otherwise acquire or offer to acquire, redeem or purchase any of its securities;

(iv)  make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case, except as required by applicable Law or in compliance with GAAP;

(v)  amend, waive or otherwise change the Trust Agreement in any manner;

(vi)  terminate, amend, waive or assign any material right under any Moringa Material Contract or enter into any Contract that would be a Moringa Material Contract, in any case, outside of the ordinary course;

(vii)   fail to maintain its books, accounts and records in all material respects in the ordinary course;

(viii) establish any Subsidiary or enter into any new line of business;

(ix)  fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(x)  revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP;

(xi)  waive, release, assign, settle or compromise any material claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Moringa or its Subsidiary) not in excess of $500,000 (individually or in the aggregate);

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(xii)   acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, (1) any corporation, company, partnership, limited liability company, other business organization or any division thereof, or (2) any material amount of assets outside the ordinary course of business;

(xiii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger), or voluntarily initiate or permit or consent to any proceeding of insolvency, bankruptcy, receivership or other similar proceeding;

(xiv) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), place any Lien on, or otherwise dispose of any material portion of its properties, assets or rights;

(xv)   enter into any agreement, understanding or arrangement with respect to the voting of its equity securities (other than FPA(s) or any agreement (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course) that if entered into prior to the date hereof would be an Affiliate Contract (other than the Working Capital Loans and the Sponsor WCL Warrants); or

(xvi) enter into any Contract to do, or authorize or agree to do any of the foregoing actions.

(b)  During the Interim Period, Moringa shall, and shall cause its Subsidiaries to, comply with, and continue performing, as applicable, its and their respective obligations under their respective Organizational Documents, the Trust Agreement, and all other Contracts to which Moringa or any of its Subsidiaries is a party the failure to comply would have a Material Adverse Effect.

5.4  Annual and Interim Financial Statements.

(a)  During the Interim Period, (i) within forty-five (45) calendar days following the end of each three-month quarterly period or such earlier date as such financial statements need to be available for inclusion in the Registration Statement, the Company shall deliver to Moringa the unaudited reviewed (in accordance with PCAOB auditing standards by a PCAOB registered independent auditor) consolidated financial statements of the Target Companies as of the end of each such period, including a consolidated balance sheet, consolidated statement of operations and comprehensive income (loss), changes in shareholders’ equity, consolidated statements of cash flows and notes to financial statements prepared in accordance with GAAP, conforming in content to the requirements for interim reviewed financial statements applicable to publicly traded companies in the US under Regulation S-X, and (ii) within three months following the end of the calendar year or such earlier date as such financial statements need to be available for inclusion in the Registration Statement, the Company shall deliver to Moringa the audited (in accordance with PCAOB auditing standards by a PCAOB registered independent auditor) consolidated financial statements of the Target Companies as of the end of such year (including, in each case, any related notes thereto), including a consolidated balance sheet, consolidated statement of operations and comprehensive income (loss), changes in shareholders’ equity, consolidated statements of cash flows and notes to financial statements prepared in accordance with GAAP.

(b)  Without derogating from Section 5.4(a), with respect to financial statements required to be included in the Registration Statement, the Company will also provide comparable financial statements for the prior year and such financial statements shall comply with Rule 10-01 or Rule 8-03, as appropriate, of Regulation S-X; provided, however, that as long as the Company is a Foreign Private Issuer, the Company shall, in lieu of the financial statements referred to in this Section 5.4(b), deliver such financial statements as would be required for a Foreign Private Issuer to file with, or furnish to, the SEC.

(c)  During the Interim Period, the Company shall provide Moringa, within twenty (20) days after the end of each calendar month, with financial information for the month and the year to date in such form as Moringa may reasonably request.

(d) During the Interim Period, the Company will also promptly deliver to Moringa copies of any audited financial statements of the Target Companies that a certified public accountant of any Target Company may issue.

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5.5  Moringa Public Filings. During the Interim Period, Moringa will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Merger to maintain the listing of Moringa Units, Moringa Class A Ordinary Shares and Moringa Public Warrants on Nasdaq.

5.6  No Solicitation.

(a)  For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to, or that may reasonably be expected to lead to, an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Target Companies and their respective Subsidiaries, a transaction (other than the Transactions) concerning the sale or transfer of (x) all or any material part of the business or assets of any Target Company (other than a transfer of assets in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of any Target Company, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise, and (B) with respect to Moringa, a transaction (other than the Transactions) concerning a Business Combination of Moringa (subject, in each instance, to actions otherwise expressly permitted by this Agreement, including Sections 5.2 and 5.3).

(b)  During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and Moringa, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than the Parties to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, an Acquisition Proposal or potential Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar Contract related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party with the intention of facilitating an Acquisition Proposal. During the Interim Period, the Company will not confidentially submit to or file with the SEC any Registration Statement on Form S-1 or F-1.

(c)  Each Party shall notify the other Parties as promptly as practicable (and in any event within 48 hours) orally and in writing of the receipt by it or by any of its Representatives of (i) any inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be reasonably expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to any Target Company or its Affiliates, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the other Parties promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal or Alternative Transaction and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

5.7  No Trading. The Company and Merger Sub each acknowledge and agree that it is aware, and that their respective Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of Moringa, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company and Merger Sub each hereby agree that, while it is in possession of such material nonpublic information, it shall not, and shall use commercially reasonable efforts to cause its Affiliates not to, purchase or sell any securities of Moringa, communicate such information to any third party other than to its representatives in connection with the transactions contemplated hereunder who understand the confidential nature of the information

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and the restrictions on selling securities when in possession of material non-public information (and subject to the Confidentiality Agreement), knowingly take any other action with respect to Moringa in violation of such Laws, or knowingly aid, assist, cause or encourage any third party to do any of the foregoing.

5.8  Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) fails in any material respect to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the Transactions, or (ii) any material non-compliance with any Law or Order by such Party or its Affiliates; (c) receives any notice or other communication from any Governmental Authority in connection with the Transactions; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to set forth in Article VI not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat of any Action against such Party or any of its Affiliates, or any of their respective material properties or assets, or any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the Transactions. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

5.9  Efforts.

(a)  Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall reasonably cooperate with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the Transactions (including the timely delivery of all applicable notices and filings and the receipt of all applicable Consents of Governmental Authorities and third parties), and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the Transactions. The Company shall use its commercially reasonable efforts to satisfy the conditions of the Investor’s closing obligations contained in the Securities Purchase Agreement, and consummate the transactions contemplated thereby.

(b)  In furtherance and not in limitation of Section 5.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party agrees to make any required filing or application under Antitrust Laws, as applicable, with respect to the Transactions as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case, regarding any of the Transactions; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority. Notwithstanding anything to the

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contrary herein, each Party agrees that, based on the information made available to Moringa by the Company and the representations and warranties made by the Parties in this Agreement, no filing under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, will be required for the consummation of the Transactions.

(c)  As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the Transactions and shall use all commercially reasonable efforts to have such Governmental Authorities approve the Transactions. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the Transactions, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the Transactions, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting and shall reasonably consult with the other Parties before any such hearing or meeting and, as applicable, permit such other Parties to attend and participate in such hearing or meeting. If any objections are asserted with respect to the Transactions under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the Transactions as violative of any applicable Law or which would, or would reasonably be expected to, otherwise prevent, materially impede or materially delay the consummation of any of the Transactions, the Parties shall use their commercially reasonable best efforts to resolve any such objections or Actions so as to timely permit consummation of the Transactions, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions and to obtain any required Consents, approvals and clearances under any applicable Law. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging any of the Transactions, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

(d)  Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the Transactions or required as a result of the execution or performance of, or consummation of the Transactions by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts. With respect to the Company, during the Interim Period, the Company and Merger Sub shall take all actions reasonably necessary to cause the Company to qualify as a Foreign Private Issuer and to maintain such status through the Closing.

(e)  During the Interim Period, Moringa, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder proceedings (including derivative claims) relating to this Agreement, any other Ancillary Documents or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of Moringa, Moringa or any of its Representatives (in their capacity as a representative of Moringa) or, in the case of the Company, any Subsidiary of the Company or any of their respective Representatives (in their capacity as a representative of the Company or any Subsidiary of the Company). Moringa and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation, and (iv) reasonably cooperate with each other. Notwithstanding the foregoing or anything herein to the contrary, (x) Moringa and the Company shall jointly control the negotiation, defense and settlement of any such Transaction Litigation, and (y) in no event shall Moringa (or any of its Representatives), on the one hand, or the Company (or any of its Representatives), on the other hand, settle or compromise any Transaction Litigation brought without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed).

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5.10 The Registration Statement; Moringa Shareholder Approval Matters.

(a)  As promptly as practicable after the date hereof, the Company shall prepare, and, by no later than ten weeks from the date of this Agreement, the Company shall file (with Moringa’s assistance) with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Company’s Ordinary Shares and the Company Warrants to be issued pursuant to this Agreement to the shareholders and warrant holders of Moringa (including, for the sake of clarity, the holders (immediately before Closing) of Moringa Class A Ordinary Shares, Moringa Public Warrants, Moringa Class B Ordinary Shares (which will be converted to Moringa Class A Ordinary Shares pursuant to the Moringa Class B Conversion), Moringa Private Shares, Moringa Private Warrants and Moringa Representative Shares), and the Company’s Ordinary Shares issuable upon exercise of such Company Warrants, which Registration Statement will also contain a notice and proxy statement of Moringa (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Moringa shareholders for the matters to be acted upon at the Moringa Special Meeting and providing the Public Shareholders an opportunity in accordance with Moringa’s Organizational Documents and the IPO Prospectus to have their Moringa Class A Ordinary Shares redeemed (the “Redemption”) in conjunction with the shareholder vote on the Moringa Shareholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Moringa shareholders to vote, at an extraordinary general meeting of Moringa shareholders to be called and held for such purpose (the “Moringa Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement, the Ancillary Documents to which Moringa is a party, the Merger, the Plan of Merger, and the other Transactions, (ii) the approval of the change of name of the Surviving Company, (iii) the approval and adoption of the Restated Moringa Articles, (iv) such other matters as the Company and Moringa shall hereafter mutually determine to be necessary or appropriate in order to effect the Transactions, and (v) the adjournment of the Moringa Special Meeting, if necessary or desirable in the reasonable determination of Moringa (the approvals described in foregoing clauses (i), (ii), (iii) and (iv), collectively, the “Moringa Shareholder Approval Matters”). The Company shall file a listing application for the listing of the Company Ordinary Shares and Company Warrants on Nasdaq and shall file a registration statement on Form 8-A (the “1934 Act Registration Statement”) pursuant to the Exchange Act and request effectiveness of the 1934 Act Registration Statement concurrently with the effectiveness of the Company’s listing of its securities on Nasdaq. In connection with the Registration Statement and the Merger, Moringa shall assist the Company in the preparation of the Registration Statement and in obtaining Nasdaq approval for the listing of the Company Ordinary Shares and Company Warrants on Nasdaq. From and after the Effective Time, the Company shall take such action as may be necessary such that the Company Ordinary Shares issuable upon exercise of the Company Warrants issued to the holders of the Moringa Warrants, which Company Ordinary Shares will be registered pursuant to the Registration Statement, when exercised in the manner provided in the Warrant Agreement Amendment, are not restricted securities, as defined in Rule 144 of the SEC pursuant to the Securities Act, and, accordingly, will be issued without a restricted stock legend.

(b)  Moringa and the Company shall cooperate and provide the other Party (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Registration Statement shall include such information concerning the Target Companies and their equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. In connection with the Registration Statement and the Proxy Statement, the Company and Moringa will file with the SEC financial and other information about the Transactions in accordance with applicable Law and applicable proxy solicitation and registration statement rules, Moringa’s Organizational Documents, the Israeli Companies Law, the Cayman Islands Law and the rules and regulations of the SEC and Nasdaq. In addition, in connection with the Registration Statement, the Company will timely file all of the required filings with the Israel Innovation Authority and obtain the Consent of the Israel Innovation Authority for the listing of the Company’s securities.

(c)  Moringa and the Company shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Moringa Special Meeting and the Redemption. Each of Moringa and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company and Moringa and their respective Representatives in connection with the

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drafting of the public filings with respect to the Transactions, including the Registration Statement, and responding in a timely manner to comments from the SEC. If, at any time before the Closing, any Target Company discovers any fact, event, or circumstance relating to the Target Companies, or their respective equity holders, officers, managers, or directors, that should be set forth in an amendment or a supplement to the Registration Statement, the Company shall promptly inform Moringa, and the Parties shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Moringa and the Company shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to Moringa’s shareholders, in each case, as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and Moringa’s Organizational Documents.

(d)  Moringa and the Company, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use their commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective as promptly as practicable after the filing thereof, and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. The Company shall provide Moringa with copies of any written comments, and shall inform Moringa of any material oral comments, that the Company or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the Moringa Special Meeting and the Redemption promptly after the receipt of such comments and shall give Moringa a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(e)  As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, Moringa (with the reasonable cooperation of the Company) shall distribute the Proxy Statement to Moringa’s shareholders and, pursuant thereto, shall call the Moringa Special Meeting in accordance with the Cayman Islands Law and Moringa’s Organizational Documents for a date no later than thirty (30) days following the effectiveness of the Registration Statement. After the Registration Statement is declared effective under the Securities Act, Moringa shall solicit proxies from the Moringa shareholders to vote in favor of the Moringa Shareholder Approval Matters, as approved by the Moringa board of directors, which approval shall also be included in the Registration Statement.

(f)  If, on the date for which the Moringa Special Meeting is scheduled, Moringa has not received proxies representing a sufficient number of shares to obtain the Required Moringa Shareholder Approval, whether or not a quorum is present, Moringa may make one or more successive postponements or adjournments of the Moringa Special Meeting. Moringa may also adjourn the Moringa Special Meeting to establish a quorum or if the Moringa shareholders have elected to redeem a number of shares of Moringa Ordinary Shares as of such time that would reasonably be expected to result in the failure of Nasdaq to approve the listing of the Company Ordinary Shares and Company Warrants because of the failure to meet the Nasdaq initial listing requirements. Notwithstanding the foregoing, without the consent of the Company, in no event shall Moringa adjourn the Moringa Special Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond four (4) Business Days prior to the Outside Date. Except as otherwise required by applicable Law, Moringa covenants that none of the Moringa board of directors (including any committee thereof) or Moringa shall withdraw, withhold or modify, or publicly propose a change to any recommendation in support of the Transactions.

(g)  The Company (with reasonable cooperation from Moringa) shall take such steps as are necessary for the listing of the Company Ordinary Shares and the Company Warrants on Nasdaq, and shall provide such information as is necessary to obtain Nasdaq approval of such listing.

5.11 Company Shareholder Approvals. Within seven (7) Business Days of this Agreement, the Company shall duly call, give notice of and convene (for a date that is no later than ten (10) days from the date of the notice) a special meeting of its shareholders for the purpose of obtaining, and within forty five (45) days of the date hereof, the Company shall obtain, in the form mutually agreed upon in writing by the Company and Moringa, (A) the Requisite Vote of the shareholders of the Company in accordance with the Company’s Organizational Documents and applicable Law, for (i) the adoption and approval of this Agreement, the Ancillary Documents to which the Company is a party, the Merger and the other Transactions, (ii) the approval of the Restated Company Articles and the Capital Restructuring, including all Company Ordinary Shares issuable pursuant to the Capital Restructuring and upon exercise of any warrants

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remaining outstanding upon completion of the Capital Restructuring; (iii) the adoption and approval of the Incentive Equity Plan Modifications, as well as a new Equity Incentive Plan for the Company in a form to be mutually agreed by Moringa and the Company prior to the filing of the Registration Statement (the “Equity Plan”), which will provide that the total amount of awards that may be granted under such Equity Plan (including all allocated, unallocated and promised awards) as of immediately after the Closing will be equal to 3,453,093 Company Ordinary Shares (the “New Unallocated Pool”), (iv) the New Employment Agreements, (v) the appointment of the members of the Post-Closing Company Board of Directors in accordance with Section 5.15 hereof, (vi) the issuance of Company Ordinary Shares and Company Warrants pursuant to this Agreement, including (w) the issuance of Company Ordinary Shares upon conversion of the New SAFE Agreements in accordance with their terms, (x) the Company Ordinary Shares issuable pursuant to the Capital Restructuring, and (y) the Company Ordinary Shares and the Company Warrants issuable pursuant to Sections 1.7(a)(ii) and 1.7(c) (including the Company Ordinary Shares issuable upon exercise of such Company Warrants) and the reservation for issuance of the maximum number of Company Ordinary Shares issuable upon the exercise of such Company Warrants, (vii) the issuance of the Notes and the Financing Warrants, including the Company Ordinary Shares issuable upon conversion of the Notes and upon exercise of the Financing Warrants, and the reservation for issuance of such number of the Company Ordinary Shares issuable upon conversion of the Notes and upon exercise of the Financing Warrants as are required to be reserved for issuance purchase to the Securities Purchase Agreement, the Notes and the Warrants, including such additional number of Company Ordinary Shares as may become issuable in the event that the warrant exercise price is reduced based on the formula set forth in the Securities Purchase Agreement; (vii) the D&O Tail Insurance, the D&O Policy and the D&O Indemnification Agreements, and (viii) such other matters as the Company and Moringa shall hereafter mutually determine to be necessary or appropriate in order to effect the Transactions (the matters described in foregoing clauses (i) through (ix), collectively, the “Company Shareholder Approval Matters”) (such approval, together with the Rights Waivers (as defined below), the “Required Company Shareholder Approval”), and (B) the waiver of all preemptive rights, anti-dilution rights, participation rights, rights of first refusal, right of first offer, over allotment rights, co-sale rights, subscription rights, and any and all other similar rights or timely notice rights thereto, if any, by all holders of such rights, in connection with this Agreement, the Ancillary Documents and the Transactions (the “Rights Waivers”). The Company shall use its commercially reasonable best efforts to solicit from the holders of Company Ordinary Shares, Company Ordinary A Shares and Company Preferred Shares proxies or written consents in favor of the Company Shareholder Approval Matters, and to take all other actions necessary or advisable to secure the Required Company Shareholder Approval within forty five (45) days of the date hereof, including enforcing the Voting Agreements.

5.12 Public Announcements.

(a)  The Parties agree that, during the Interim Period, no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the Transactions shall be issued by any Party or any of their Affiliates or any of their respective Representatives without the prior written consent (not be unreasonably withheld, conditioned or delayed) of Moringa and the Company, except to the extent that such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Party reasonable time to comment on (and shall consider such comments in good faith), and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b)  The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, Moringa shall file a Current Report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Company shall file a Current Report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Sponsor shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of

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a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the Transactions, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/or any Governmental Authority in connection with the Transactions. From and after the Effective Time, any matter requiring Moringa approval shall require the approval of the Sponsor.

5.13 Confidentiality. Moringa, the Company and Merger Sub each acknowledges that the information being provided to it in connection with this Agreement and the consummation of the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder and any other activities contemplated thereby.

5.14 Documents and Information. After the Closing Date, the Company shall, and shall cause its Subsidiaries (including the Target Companies) to, until the fifth (5th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of Moringa and the Target Companies in existence on the Closing Date.

5.15 Post-Closing Company Board of Directors. The Parties shall take all necessary action, so that effective as of the Effective Time, the Company’s board of directors (the “Post-Closing Company Board of Directors”) will consist of seven directors, of which (i) four directors shall be designated prior to the Closing by the Company, at least two of whom shall be considered independent directors under the Nasdaq requirements, (ii) one director shall be designated prior to the Closing by Moringa, and (iii) two independent directors (under Nasdaq requirements) shall be designated prior to the Closing by the Company, subject to the consent of Moringa, such consent not to be unreasonably withheld, delayed or conditioned; provided, however, that the composition of the Post-Closing Company Board of Directors shall comply with all requirements of the Israeli Companies Law and Nasdaq.

5.16 Indemnification of Directors and Officers; Tail Insurance.

(a)  The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of Moringa and the Company, and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, company, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of Moringa or the Company (the “D&O Indemnified Persons”) as provided in Moringa’s or the Company’s Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and Moringa or the Company, as applicable, in each case, as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the fullest extent permitted by applicable Law, and the Company and its Subsidiaries shall honor and fulfill in all respects the obligations thereunder to any D&O Indemnified Person. For a period of seven (7) years after the Effective Time, the Company shall cause the Organizational Documents of the Company and the Surviving Company to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of Moringa and the Company, to the fullest extent permitted by applicable Law. The provisions of this Section 5.16 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives, each of whom shall be a third-party beneficiary of the provisions of this Section 5.16(a). The Company shall not have any obligation under this Section 5.16 to any D&O Indemnified Person when and if a court of competent jurisdiction shall determine, in a final, non-appealable judgement, that the indemnification of such D&O Indemnified Person in the manner contemplated hereby is prohibited by applicable Law. If the Company or the Surviving Company or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of the Company or the Surviving Company shall assume all of the obligations set forth in this Section 5.16.

(b)  The Company shall obtain at or prior to the Closing, and fully pay the premium for a “tail” directors and officers liability insurance policy (in such an amount and on terms and conditions satisfactory to Moringa) that provides coverage for a seven-year period from and after the Effective Time for events occurring at or prior to the Effective Time (i) for Moringa’s directors, officers and other persons covered by Moringa’s current directors and officers liability policy which is substantially equivalent to and in any event not less favorable in the aggregate than

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Moringa’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage, and (ii) for the benefit of the Company’s directors and officers, equivalent coverage or, if equivalent insurance coverage is unavailable, the best available coverage (collectively, the “D&O Tail Insurance”). The Company shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and the Company shall timely pay or cause to be paid all premiums with respect to the D&O Tail Insurance.

(c)  Prior to the Closing, the Company shall obtain, from financially sound and reputable insurers, Directors and Officers liability insurance in such an amount and on terms and conditions satisfactory to Moringa, to be effective from and as of the Effective Time (the “D&O Policy”). The Company undertakes that, subject to the mandatory limitations under applicable Law, as long as the Company may be obligated to provide indemnification to any of its directors and officers, the Company will maintain such D&O Policy in full force and effect, and continue to honor the obligations thereunder, and the Company shall timely pay or cause to be paid all premiums with respect to the D&O Policy.

(d)  Prior to Closing, the Company shall deliver to each member of the Post-Closing Company Board of Directors an executed director and officer indemnification agreement, in the form attached hereto as Exhibit J (with any changes to be mutually agreed upon in writing by the Company and Moringa), duly executed by the Company, which shall be effective as of the Effective Time (the “D&O Indemnification Agreements”).

5.17 Trust Account Proceeds. Upon satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) and provision of notice thereof to the Trustee (which notice Moringa shall provide to the Trustee in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, the Moringa Organizational Documents and the Cayman Islands Law, at the Closing, Moringa: (i) shall cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, including providing the Trustee with that certain termination letter attached as Exhibit A to the Trust Agreement (“Trust Termination Letter”), and (ii) shall use commercially reasonable efforts to cause the Trustee to distribute the Trust Account as directed in the Trust Termination Letter, including all amounts payable: (A) to Public Shareholders who have properly elected to have their Moringa Class A Ordinary Shares redeemed for cash in accordance with the provisions of the Moringa Organizational Documents; (B) for income tax or other tax obligations of Moringa prior to Closing; (C) with respect to the deferred expenses of the IPO; (D) for any Transaction Expenses of Moringa; (E) as repayment of loans and reimbursement of expenses to directors, officers and equityholders of Moringa, the Sponsor or their respective Affiliates; and (F) to a trust account securing amounts due by Moringa under any forward purchase agreement(s), non-redemption agreements, backstop agreements and similar agreements entered into by both Moringa and the Company in connection with the Transactions (an “FPA”), in accordance with any such FPA, and (b) thereafter, the Trust Agreement shall terminate, except as otherwise provided therein. The Parties agree that subject to the Closing, the funds remaining in the Trust Account, after taking into account the payments referred to above, and any proceeds received by the Company from the Note Financing, shall first be used to pay Transaction Expenses of the Company and the remainder will be paid to the Company.

5.18 Financing. Prior to or simultaneously with the execution and delivery of this Agreement, the Company has executed the Securities Purchase Agreement with the Investor in connection with the Financing. The Company shall use its commercially reasonable best efforts to enforce its rights under the Securities Purchase Agreement and to cause the Investor to pay the Company the principal amount of the Financing payable at the Closing pursuant to the Securities Purchase Agreement. For avoidance of doubt, any Notes issued in connection with the Financing shall be issued at the Closing, which, for the avoidance of doubt, follows the consummation of the Capital Restructuring (and the number of Company Ordinary Shares, purchase price per share and other terms of the Securities Purchase Agreement shall not be modified in any way by the Capital Restructuring or the Conversion Ratio).

5.19 F-1 Registration Statement. Within thirty days after the Closing, the Company shall file a registration statement on Form F-1 (the “F-1 Registration Statement”), covering the (i) sale of Company Ordinary Shares which are held by Persons who are parties to the Amended SRA or the Restated Registration Rights Agreement, (ii) sale of Company Ordinary Shares issuable upon exercise of Continuing Warrants, the holders of which have such registration rights, and (iii) to the extent that SEC regulations and guidance do not allow them to be covered by the Registration Statement, sale of Company Warrants and Company Ordinary Shares issuable upon exercise of Company Warrants which are held by Persons who are parties to the Restated Registration Rights Agreement. The Company will use its commercially reasonably efforts to obtain effectiveness of the F-1 Registration Statement within 90 days of filing.

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The parties understand that the Company will be a party to a registration rights agreement pursuant to the Securities Purchase Agreement pursuant to which the Company agrees to register the sale of Company Ordinary Shares issuable upon conversion of the Notes and exercise of the Financing Warrants (the “Financing Registration Rights Agreement”). To the extent that the Company may not register the sale of the Company Ordinary Shares, Company Warrants and Company Ordinary Shares issuable upon exercise of Company Warrants to be registered pursuant to this Section 5.19 and the sale of the Company Ordinary Shares to be registered under the Financing Registration Rights Agreement in a single registration statement, the Company shall first register the sale of Company Ordinary Shares pursuant to the Financing Registration Rights Agreement (such registration statement, the “Financing Registration Statement”) and shall then register the sale of Company Ordinary Shares, Company Warrants and Company Ordinary Shares issuable upon exercise of Company Warrants pursuant to this Section 5.19 as soon as practical thereafter based on SEC rules or guidance, and will use its commercially reasonable efforts to file a registration statement with respect to such sale of Company Ordinary Shares, Company Warrants and Company Ordinary Shares issuable upon exercise of Company Warrants within thirty days after the initial filing of the Financing Registration Statement or earlier if filing within such time is permitted by SEC guidance and regulations. The Parties shall use the same efforts with respect to the F-1 Registration Statement that is required by Section 5.10 with respect to the Registration Statement; provided, that it shall be a condition to the Company’s obligation to file the F-1 Registration Statement in respect of the applicable selling shareholders thereunder, that such selling shareholders provide the Company with the information reasonably requested by the Company for inclusion in the F-1 Registration Statement. To the extent that registration is required for the issuance of Company Ordinary Shares upon exercise of the Company Warrants issued to the holders of Moringa Warrants pursuant to this Agreement, the Company shall either file a registration statement on Form F-1 or a Post-Effective Amendment to the Registration Statement; provided, however, that the Company shall not be required to file such a registration statement or post-effective amendment if the market price of the Company Ordinary Shares for a period of 30 consecutive trading days is less than 80% of the exercise price of those Company Warrants. Notwithstanding any provisions of this Section 5.19, the Company shall not be required to file any registration statement pursuant to this Section 5.19 to the extent that such filing would constitute a breach of the Company’s obligations set forth in Section 4(k) of the Securities Purchase Agreement.

5.20 Termination of Company Investor Agreements. Prior to the Closing, the Target Companies shall terminate, as part of the Amended SRA, each Company Investor Agreement without any party thereto having any continuing obligations or other Liability to the other.

5.21 No Use of Moringa Name. The Target Companies (including, for the avoidance of doubt, the Surviving Company) shall have no right or expectancy in or to the name “Moringa Acquisition Corp” or any derivation thereof, the trading symbols “MACA”, “MACAW” and “MACAU”, Moringa’s internet domain name, any other name or logo of Moringa or any of its Affiliates, or the Intellectual Property rights therein (collectively, the “Moringa Identifiers”). Immediately prior to the Closing, Moringa shall transfer the Moringa Identifiers to an entity of the Sponsor’s choosing for aggregate consideration of $1.00.

Article VI
CLOSING CONDITIONS

6.1  Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions shall be subject to the satisfaction or written waiver (where permissible) by the Company and Moringa of the following conditions:

(a)  Required Shareholder Approval.

(i)  The Moringa Shareholder Approval Matters shall have been submitted to the vote of the shareholders of Moringa at the Moringa Special Meeting in accordance with the Proxy Statement and each Moringa Shareholder Approval Matter shall have been approved by the requisite vote of the shareholders of Moringa at the Moringa Special Meeting in accordance with Moringa’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Moringa Shareholder Approval”).

(ii) The Required Company Shareholder Approval shall have been obtained.

(b)  Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 6.1(b) shall have been obtained or made.

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(c)  No Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order that is then in effect and which makes consummation of the Transactions illegal or which otherwise prevents prohibits consummation of the Transactions.

(d)  Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect or pending as to any Action with respect to the Registration Statement.

(e)  Nasdaq Listing. The Company Ordinary Shares and the Company Warrants to be issued pursuant to Section 1.7(a)(ii) and Section 1.7(c) to the shareholders of Moringa in connection with the Merger shall have been approved for listing on Nasdaq subject to official notice of issuance thereof.

(f)  Net Tangible Assets Test. Upon the Closing, after giving effect to the Redemption and the Financing, the Company, on a consolidated basis, shall have net tangible assets of at least $5,000,001 immediately prior to, or upon completion of, the Merger (the net tangible assets to be determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

6.2  Conditions to Obligations of the Company and Merger Sub. In addition to the conditions specified in Section 6.1, the obligations of the Company and Merger Sub to consummate the Transactions are subject to the satisfaction or written waiver (by the Company) of the following conditions:

(a)  Representations and Warranties. (i) The representations and warranties of Moringa set forth in Sections 3.5(a) and (b) (Capitalization) of this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time, as though made as of such time (except to the extent any such representation and warranty expressly speaks as of another specified time, in which case as of such time), except for de minimis inaccuracies, (ii) the representations and warranties of Moringa set forth in Section 3.1 (Organization and Standing and Corporate Power), Section 3.2 (Authorization; Binding Agreement) and Section 3.16 (Finders and Brokers) (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect or similar qualifiers), shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of such time (except to the extent any such representation and warranty speaks as of another specified time, in which case as of such time), and (iii) all of the other representations and warranties of Moringa set forth in Article III of this Agreement shall be true and correct on and as of the Closing Date as if made on the Closing Date (other than those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been accurate as of such date), except, in case of this sub-clause (iii), for any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect or other similar qualifiers), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Moringa.

(b)  Agreements and Covenants. Moringa shall have performed in all material respects all of its obligations and complied in all material respects with its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)  Founder Lock-Up. The Founder Lock-Up shall be in full force and effect in accordance with the terms thereof as of the Closing Date.

(d)  Closing Deliveries.

(i)  Officer’s Certificate. Moringa shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of Moringa in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.2(a) and 6.2(b) with respect to Moringa.

(ii) Moringa Certificate. Moringa shall have delivered to the Company a certificate from its secretary or other executive officer certifying, in such capacity, as to, and attaching, (A) copies of Moringa’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the resolutions of Moringa’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Moringa Shareholder Approval has been obtained, and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which Moringa is or is required to be a party or otherwise bound.

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(iii)  Good Standing. Moringa shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for Moringa certified as of a date no earlier than five (5) days prior to the Closing Date from the proper Governmental Authority of Moringa’s jurisdiction of organization and from each other jurisdiction in which Moringa is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

6.3  Conditions to Obligations of Moringa. In addition to the conditions specified in Section 6.1, the obligations of Moringa to consummate the Transactions are subject to the satisfaction or written waiver (by Moringa) of the following conditions:

(a)  Representations and Warranties. (i) The representations and warranties of the Company set forth in Sections 4.3(a) and (b) (Capitalization) of this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time, as though made as of such time (except to the extent any such representation and warranty expressly speaks as of another specified time, in which case as of such time), except for de minimis inaccuracies, (ii) the representation contained in Section 4.9(b) (Absence of MAE) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time, as though made as of such time, (iii) the representations and warranties of the Company set forth in Section 4.1 (Organization and Standing), Section 4.2 (Authorization; Binding Agreement), Section 4.10 (Compliance with Laws; Permits), and Section 4.29 (Finders and Brokers) (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect or similar qualifiers), shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of such time (except to the extent any such representation and warranty speaks as of another specified time, in which case as of such time), and (iv) all of the other representations and warranties of the Company set forth in this Agreement shall be true and correct on and as of the Closing Date as if made on the Closing Date, except for (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (B) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect or other similar qualifiers), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Company or any Target Companies.

(b)  Agreements and Covenants. The Company and Merger Sub shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c)  No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Target Companies on a consolidated basis since the date of this Agreement which is continuing and uncured.

(d)  Certain Ancillary Documents. Each of the Lock-Up Agreements, the New Employment Agreements, the Amended SRA, the Restated Registration Rights Agreements, and the D&O Indemnification Agreements shall be in full force and effect in accordance with the terms thereof as of the Closing.

(e)  Closing Deliveries.

(i)  Officer’s Certificate. Moringa shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.3(a), 6.3(b) and 6.3(c) with respect to the Target Companies.

(ii) Company Certificate. The Company shall have delivered to Moringa a certificate, dated as of the Closing Date, signed by an executive officer of the Company certifying, in such capacity, as to the validity and effectiveness of, and attaching, (A) copies of the Organizational Documents of the Company and Merger Sub as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the resolutions of the board of directors of the Company and Merger Sub unanimously authorizing and approving the execution, delivery and performance of this Agreement, the Plan of Merger (in respect of Merger Sub) and each Ancillary Document to which such entity is a party or bound, and the consummation of the Transactions, (C) the Required Company Shareholder Approval, and (D) the incumbency of the Company’s and Merger Sub’s officers authorized to execute this Agreement or any Ancillary Document to which such entity is or is required to be a party or otherwise bound.

(iii)  Good Standing. The Company shall have delivered to Moringa good standing certificates (or similar documents applicable for such jurisdictions approving that the relevant company is active) for each Target Company certified as of a date no earlier than five (5) days prior to the Closing Date from the proper Governmental Authority of the Target Company’s jurisdiction of organization or incorporation and from each other

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jurisdiction in which the Target Company is qualified to do business as a foreign corporation as of the Closing, in each case, to the extent that good standing certificates or similar documents (approving that the relevant company is active) are generally available in such jurisdictions.

(f)  Composition of the Board. The members of the Post-Closing Company Board of Directors shall have been elected or appointed as of the Closing in accordance with the requirements of Section 5.15.

(g)  Capital Restructuring; Amendment to Company Articles. (i) the New SAFE Agreements shall have been converted into Company Ordinary Shares in accordance with their terms, (ii) the Company shall have consummated the Capital Restructuring, and (iii) the Restated Company Articles shall have been duly adopted effective as of the Effective Time, and the Company shall have provided Moringa with evidence of the satisfaction of such actions in sub-clauses (i), (ii) and (iii).

(h)  Company Investor Agreements. The Company Investor Agreements shall have been terminated.

6.4  Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by the failure of such Party or its Affiliates to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article VII
TERMINATION AND EXPENSES

7.1  Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a)  by mutual written consent of Moringa and the Company;

(b)  by written notice by Moringa or the Company to the other Party if any of the conditions to the Closing set forth in Article VI have not been satisfied or waived by November 15, 2022 (or, if the Registration Statement shall have been declared effective by the SEC prior to such time, the date that is sixty (60) days following the effectiveness of the Registration Statement), which date may be extended by the written mutual agreement of Moringa and the Company if the conditions set forth in Article VI have not been satisfied as of such time (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the direct or proximate cause of the failure of the Closing to occur on or before the Outside Date;

(c)  by written notice by either Moringa or the Company to the other Party if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable;

(d)  by written notice by the Company to Moringa, if (i) there has been a breach by Moringa of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of Moringa shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) to be satisfied, and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to Moringa by the Company, or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if at such time the Company or Merger Sub is in breach of its representations, warranties or covenants in this Agreement so as to cause the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) to be satisfied;

(e)  by written notice by Moringa to the Company, if (i) there has been a breach by the Company or Merger Sub of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of any such Party shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) to be satisfied, and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company by Moringa, or (B) the Outside Date; provided, that Moringa shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if at such time Moringa is in breach of its representations, warranties or covenants in this Agreement so as to cause the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) to be satisfied;

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(f)  by written notice by Moringa to the Company, if there shall have been a Material Adverse Effect on the Target Companies on a consolidated basis following the date of this Agreement which is uncured and continuing;

(g)  by written notice by Moringa to the Company, if the Registration Statement has not been filed with the SEC within ten weeks from the date of this Agreement;

(h)  by written notice by Moringa to the Company, if the Required Company Shareholder Approval has not been obtained within forty five (45) days of the date hereof; or

(i)  by written notice by either Moringa or the Company to the other if the Moringa Special Meeting was held (including any adjournment or postponement thereof) and the Required Moringa Shareholder Approval was not obtained.

7.2  Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 7.1 and (other than termination as described in Section 7.1(a) pursuant to a written notice delivered by the applicable Party to the other applicable Party, which sets forth the basis for such termination, including the provision of Section 7.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except that: (i) Sections 5.12, 5.13 5.21, 7.3, 7.4, Article VIII, Article X, this Section 7.2 and the Confidentiality Agreement shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any Fraud Claim against such Party or any willful breach of this Agreement by such Party, in either case, occurring prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Article VIII). Without limiting the foregoing, and except as provided in Section 7.3, Section 7.4, and this Section 7.2 (but subject to Article VIII, and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 9.7 prior to the valid termination of this Agreement), the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement, in each case, except in the event of any Fraud Claim or willful breach of this Agreement (in which cases, this sentence will not be applicable), shall be the right, if applicable, to (a) seek equitable relief in accordance with Section 9.7 or (b) terminate this Agreement pursuant to Section 7.1

7.3  Fees and Expenses. Subject to Article VIII, all Transaction Expenses incurred in connection with this Agreement and the Transactions contemplated hereby shall be paid by the Party incurring such expenses; provided, however, that any filing fees (or similar fees) with respect to any regulatory or governmental Consent (including under Antitrust Laws), excluding the Registration Statement which will be funded by the Company, as well as the cost of procuring (if mutually agreed by Moringa and the Company) an independent market research report for use in connection with the Transactions, shall be borne by Moringa and the Company in equal parts; provided further, that, at or following the Closing, all expenses payable by the Company and Moringa shall be payable by the Company or the Surviving Company and may be paid, inter alia, from the Trust Account. For the avoidance of doubt, the Special Fee (as defined below), if payable pursuant to Section 7.4, shall be paid by the Company.

7.4  Special Fee. Notwithstanding anything herein to the contrary and only provided that this Agreement has not been terminated under one or more of the terms of Section 7.1(a) – 7.1(i) (excluding 7.1(g) – 7.1(h) herein prior to the lapse of forty five (45) days from the date hereof (in respect of (i) or prior to the lapse of ten weeks from the date of this Agreement (in respect of (ii), (i) if the Required Company Shareholder Approval has not been obtained within forty five (45) days of the date hereof, or (ii) if the Registration Statement on behalf of the Company has not been filed with the SEC within ten weeks from the date of this Agreement (other than as a result of the failure of Moringa to provide information concerning Moringa required to be included in the Registration Statement reasonably satisfactory to counsel for the Company), the Company shall immediately (and in any event within seven (7) days from Moringa’s written demand) pay a fee to Moringa in an amount of US$3 million (the “Special Fee”), in cash, by irrevocable wire transfer in immediately available funds, to an account designated by Moringa, this being the sole monetary remedy and/or right to which Moringa may be entitled under this Agreement, at law or in equity, for breach of the covenant to obtain the Required Shareholder Approval within forty five (45) days from the date hereof and for breach of the covenant to file the Registration Statement with the SEC within ten weeks from the date of this Agreement. Such payment shall not be conditional upon Moringa having to present evidence of any loss. For the avoidance of doubt, Moringa has the right to specific performance pursuant to Section 9.7 and the Company unconditionally accepts this; provided that Moringa shall no longer be entitled to the Special Fee, and shall return any amount received on

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account of the Special Fee, if following enforcement of this Agreement the Parties consummate the Transactions as contemplated herein prior to February 15, 2023. However, if the Company does not have sufficient cash to pay the Special Fee when due, then the portion of the Special Fee that the Company does not have sufficient cash to pay shall instead be payable as follows: (x) of any amount advanced to, or invested in, the Company or its subsidiaries until February 15, 2023, 12% shall be used to pay the outstanding balance of the Special Fee, and (y) any amount of the Special Fee that remains outstanding on February 15, 2023, shall be immediately payable to Moringa in cash by irrevocable wire transfer in immediately available funds, to an account designated by Moringa (or, alternatively, at the Company’s election, by issuance of a Safe agreement to Moringa, substantially in the form of the New SAFE Agreements, with the substantive changes being that (1) such Safe agreement shall be effective as of the issuance thereof, (2) Section 2(a) and any reference thereto shall be deleted, (3) the “Final Date” shall be February 15, 2023, and (4) the “Purchase Amount” shall be the outstanding balance of the Special Fee). Notwithstanding the foregoing, in the event of a Liquidity Event (as defined in the New Safe Agreements on the date hereof), Moringa shall have the right, at its discretion, to convert the outstanding balance of the Special Fee into the consideration payable in respect of the New Safe Agreements (treating the outstanding balance of the Special Fee as the Purchase Amount thereunder). The Company shall immediately inform Moringa of any event triggering repayment or conversion rights hereunder, and in any event at least seven (7) days prior to the occurrence thereof.

Article VIII
WAIVERS AND Releases

8.1  Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. Each of the Company and Merger Sub hereby represents and warrants that it has read the IPO Prospectus and understands that Moringa has established the Trust Account containing the proceeds of the IPO and the overallotment securities acquired by Moringa’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Moringa’s public shareholders (including overallotment shares acquired and distributed by Moringa’s underwriters) (the “Public Shareholders”) and that, except as otherwise described in the IPO Prospectus, Moringa may disburse monies from the Trust Account only: (a) to the Public Shareholders in the event they elect to redeem their Moringa Class A Ordinary Shares in connection with the consummation of Moringa’s initial business combination (as such term is used in the IPO Prospectus) (“Business Combination”) or in connection with an amendment to Moringa’s Organizational Documents to extend Moringa’s deadline to consummate a Business Combination, (b) to the Public Shareholders if Moringa fails to consummate a Business Combination within twenty four (24) months after the closing of the IPO, subject to extension as described in the Prospectus relating to Moringa’s IPO and any further extensions which may be approved by Moringa’s shareholders, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 of interest to pay dissolution expenses, and (d) to Moringa after or concurrently with the consummation of a Business Combination. For and in consideration of Moringa entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and Merger Sub hereby agrees (on behalf of itself and its respective Affiliates, Representatives and equity holders) that, notwithstanding anything to the contrary in this Agreement, none of the Company or Merger Sub (nor any of their respective Affiliates, Representative or equity holders) do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Each of the Company and Merger Sub (on behalf of itself and its respective Affiliates, Representatives and equity holders) hereby irrevocably waives any Released Claims that any such Party or any of its Affiliates, Representatives or equity holders may have against the Trust Account (including any distributions therefrom) now or in the future and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with Moringa or its Affiliates). The Company and Merger Sub each agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Moringa and its Affiliates to induce Moringa to enter in this Agreement, and each of the Company and Merger Sub further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates, Representatives and equity holders under applicable Law. To the extent that the Company or Merger Sub (or any of their respective Affiliates, Representatives or equity holders) commences any Action based upon, in connection with, relating to or arising out of any matter relating to Moringa, its Affiliates or its or their respective Representatives, which proceeding seeks, in whole or in part, monetary relief against Moringa, its Affiliates or its or their respective Representatives, each of the

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Company and Merger Sub hereby acknowledges and agrees that its (and its Affiliates’, Representatives’ and equity holders’) sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates, Representatives or equity holders (or any Person claiming on any of their behalf or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Company or Merger Sub or any of their respective Affiliates, Representatives or equity holders commences any Action based upon, in connection with, relating to or arising out of any matter relating to Moringa, its Affiliates or its or their respective Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Shareholders, whether in the form of money damages or injunctive relief, Moringa, its Affiliates and its or their respective Representatives, as applicable, shall be entitled to recover from the Company, Merger Sub and their respective Affiliates, Representatives or equity holders, as applicable, the associated legal fees and costs (including pre-judgment interest) in connection with any such Action. This Section 8.1 shall survive termination of this Agreement for any reason and continue indefinitely.

8.2  Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party, and (b) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Moringa or Merger Sub under this Agreement or for any claim based on, arising out of, or related to this Agreement or the Transactions (each of the Persons identified in clauses (a) or (b), a “Non-Recourse Party”, and collectively, the “Non-Recourse Parties”). This Section 8.2 shall survive termination of this Agreement for any reason and continue indefinitely.

Article IX
MISCELLANEOUS

9.1  Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by facsimile (if a facsimile number is given), email or other electronic means during normal business hours (and otherwise as of the immediately following Business Day), (iii) two (2) Business Days after being sent, if sent by reputable, internationally recognized overnight courier service that provides evidence of delivery or attempted delivery, or (iv) four (4) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case, to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Moringa at or prior to the Closing, to: Moringa Acquisition Corp 250 Park Avenue, 7th Floor New York, NY, 10017 Attn: Ilan Levin, CEO Telephone No.: +972-54-4510573 Email: ilan@moringaac.com with a copy (which will not constitute notice) to:

Meitar | Law Offices
16 Abba Hillel Rd.

Ramat Gan 5250608, Israel

Telephone No.: +972-3-6103186
Attn: David Chertok

Yasmin Ziv

Email: dchertok@meitar.com; yasminz@meitar.com

and

McDermott Will & Emery LLP
One Vanderbilt Avenue, New York, NY 10017-5404
Attn: Gary Emmanuel

Telephone No.: +1 212 547 5541
Email: gemmanuel@mwe.com

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If to the Company or Merger Sub: Holisto Ltd. Sderot Nim 2 Rishon Lezion, Israel Attn: Eran Shust Telephone No.: Email: eran@splittytravel.com with a copy (which will not constitute notice) to:

Shibolet Law Firm
Berkowitz St 4

Tel Aviv-Yafo, Israel

Attn: Ofer Ben-Yehuda
Telephone No.: +972-54-2113249
Email: O.Ben-Yehuda@shibolet.com

and

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Richard I. Anslow, Esq. (ext. 7194)
Asher S. Levitsky P.C. (ext. 7152)

Telephone No.: (212) 370-1300
Email:ranslow@egsllp.com
alevitsky@egsllp.com

9.2  Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of Moringa and the Company, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.3  Non-Survival of Representations, Warranties. The representations and warranties of the Company, Merger Sub and Moringa contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Company, Merger Sub or Moringa pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Company, Merger Sub and Moringa and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Company, Merger Sub or Moringa or their respective Representatives with respect thereto, other than in the case of a Fraud Claim. The covenants and agreements made by the Company, Merger Sub and Moringa in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except (i) for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms), and (ii) in the case of a Fraud Claim. Nothing in this Section 9.3 shall be construed to modify or otherwise affect the provisions of Sections 5.12, 5.13, 5.16, 5.17, 5.19, 5.21, 7.4, Article VIII, or Section 9.14, or the Confidentiality Agreement. In addition, nothing in Sections 3.20, 3.22, 3.23, 4.31 or 4.33 shall relieve any Party of liability in the case of a Fraud Claim committed by such Party.

9.4  Third Parties. Except for the rights of (i) the D&O Indemnified Persons set forth in Section 5.16, (ii) the Non-Recourse Parties set forth in Section 8.2, (iii) the Sponsor Prior Counsels set forth in Section 9.14, and (iv) the Sponsor under Sections 5.21, 7.4, 9.9, 9.10 and 9.14, who the Parties acknowledge and agree are express third party beneficiaries of this Agreement for such purposes, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.5  Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate court thereof) (the “Specified Courts”). Each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto, and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may

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not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the Transactions, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 9.1. Nothing in this Section 9.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.6  WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.

9.7  Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have no adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, prior to the valid termination of this Agreement, each Party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.8  Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.9  Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by Moringa and the Company.

9.10 Waiver. Each of Moringa and the Company on behalf of itself and its Affiliates may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9.11 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any Exhibits, annexes and Schedules attached hereto, which Exhibits, annexes and Schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties in respect of the Transactions, and collectively supersede all prior or contemporaneous oral or written agreements and the understandings among the Parties with respect to the Transactions.

9.12 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular form, including

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any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with U.S. GAAP, based on the accounting principles used by the applicable Person; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day; (g) the phrase “to the extent” means the degree to which a subject matter or other thing extends, and such phrase shall not mean simply “if”; (h) the term “or” means “and/or”; (i) with respect to the Target Companies - any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (j) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means (subject to any restrictions on amendments or modifications set forth in this Agreement or in any Ancillary Document) such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (k) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article,” “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (l) the term “Dollars” or “$” means United States dollars and NIS means Israeli New Israeli Shekel. Any reference in this Agreement or any Ancillary Document to a Person’s (i) directors shall include any member of such Person’s governing body, (ii) officers shall include any Person filling a substantially similar position for such Person, and (iii) shareholders shall include any applicable owners of the equity interests of such Person, in whatever form. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to Moringa or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of Moringa and its Representatives and Moringa and its Representatives have been given access to the electronic folders containing such information no less than two Business Days before the date of this Agreement or the Closing, as applicable.

9.13 Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.14 Waiver of Conflicts Regarding Representations; Non Assertion of Attorney Client Privilege.

(a)  Conflicts of Interest. The Company acknowledges that each of Meitar | Law Offices and McDermott Will & Emery LLP (each of them, the “Sponsor Prior Counsel”) has, on or prior to the Closing Date, represented Moringa, the Sponsor, and their respective Affiliates, and their respective officers, employees and directors (each such Person, in such pre-Closing capacity, a “Sponsor Designated Person”) in one or more matters relating to this Agreement or any other Ancillary Documents or transactions contemplated hereby or thereby (including any matter that may be related to a litigation, claim or dispute arising under or related to this Agreement or such other Ancillary Documents or in connection with such transactions) (each, a “Sponsor Existing Representation”), and that, in the event of any post-Closing matters (x) relating to this Agreement or any other agreements or transactions contemplated hereby (including any matter that may be related to a litigation, claim or dispute arising under or related to this Agreement or such other Ancillary Documents or in connection with such transactions), and (y) in which the Company or its Subsidiaries (including Moringa) or any holders of Moringa securities (for the purposes of this Section 9.14, in such post-Closing capacity, the “Post-Closing Group”), on the one hand, and one or more Sponsor Designated Persons, on the other hand, are or may be adverse to each other (each, a “Sponsor Post-Closing

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Matter”), the Sponsor Designated Persons reasonably anticipate that the Sponsor Prior Counsel will represent them in connection with such matters. Accordingly, each member of the Post-Closing Group hereby (i) waives and shall not assert, and agrees after the Closing to not assert, any conflict of interest arising out of or relating to the representation by the Sponsor Prior Counsel of one or more Sponsor Designated Persons in connection with one or more Sponsor Post-Closing Matters (the “Sponsor Post-Closing Representations”), and (ii) agrees that, in the event that a Sponsor Post-Closing Matter arises, the Sponsor Prior Counsel may represent one or more Sponsor Designated Persons in such Sponsor Post-Closing Matter even though the interests of such Person(s) may be directly adverse to any member of the Post-Closing Group.

(b)  Attorney-Client Privilege. Each member of the Post-Closing Group waives and shall not assert, and agrees after the Closing to waive and to not assert, any attorney-client privilege, attorney work-product protection or expectation of client confidence with respect to any communication between the Sponsor Prior Counsel, on the one hand, and any Sponsor Designated Person (collectively, the “Sponsor Pre-Closing Designated Persons”), or any advice given to any Sponsor Pre-Closing Designated Person by the Sponsor Prior Counsel, occurring during one or more Sponsor Existing Representations (collectively, “Sponsor Pre-Closing Privileges”) in connection with any Sponsor Post-Closing Representation, including in connection with a dispute between any Sponsor Designated Person and any member of the Post-Closing Group, it being the intention of the Parties that all rights to such Sponsor Pre-Closing Privileges, and all rights to waiver or otherwise control such Sponsor Pre-Closing Privilege, shall be retained by the Sponsor Designated Persons. Furthermore, each member of the Post-Closing Group acknowledges and agrees that any advice given to or communication with any of the Sponsor Designated Persons shall not be subject to any joint privilege and shall be owned solely by such Sponsor Designated Persons.

(c)  Privileged Materials. All such Sponsor Pre-Closing Privileges, and all books and records and other documents of Moringa and the Sponsor containing any advice or communication that is subject to any Sponsor Pre-Closing Privilege (“Sponsor Privileged Materials”), shall be retained by the Sponsor Designated Persons. No member of the Post-Closing Group shall have a right of access to such Sponsor Privileged Materials.

(d)  Miscellaneous. The Company hereby acknowledges that it has had the opportunity (including on behalf of its Affiliates) to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than Sponsor Prior Counsel. This Section 9.14 shall be irrevocable, and no term of this Section 9.14 may be amended, waived or modified, without the prior written consent of the Sponsor Prior Counsels.

Article X
DEFINITIONS

10.1 Certain Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person; provided that in no event shall any investment fund or portfolio company affiliated with Sponsor be considered an Affiliate of Moringa, the Company or Merger Sub. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate of Moringa prior to the Closing.

“Ancillary Documents” means the Lock-Up Agreements, the Voting Agreements, the New Employment Agreements, the Restated Registration Rights Agreement, the Amended SRA, the New SAFE Agreements, the Securities Purchase Agreement, and the Notes and Warrants to be issued pursuant to the Securities Purchase Agreement and the other agreements with the Investor that are to be executed in connection with the Securities Purchase Agreement and the Notes, and the other Securities Purchase Agreement Documents, the Incentive Equity Plan Modifications, the

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Equity Plan, the Restated Company Articles, the Moringa Restated Articles, the D&O Indemnification Agreements, the Confidentiality Agreement, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Anti-Corruption Laws” means Laws of any jurisdiction concerning or relating to bribery or corruption.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not, and shall include any Foreign Plan.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in Israel, the Cayman Islands, or in New York, New York are authorized to close for business, excluding as a result of “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Ordinary A Shares” means the ordinary A shares, with a par value of NIS 0.01 per share, of the Company.

“Company Ordinary Shares” means the ordinary shares, with a par value of NIS 0.01 per share, of the Company, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.

“Company Preferred Shares” means the Company’s preferred A shares with a par value of NIS 0.01 per share (“Company Preferred A Shares”), the Company’s preferred A-1 shares with a par value of NIS 0.01 per share (“Company Preferred A-1 Shares”) and the Company’s preferred A-2 shares with a par value of NIS 0.01 per share (“Company Preferred A-2 Shares”).

“Company Services” means any and all services marketed, licensed, sold, distributed, provided, rendered or performed by or on behalf of the Target Companies and any and all services currently under development by or on behalf of the Target Companies.

“Company Valuation” means the sum of $400,000,000, plus the amount actually invested in the Company pursuant to the New SAFE Agreements.

“Company Warrant” means a warrant to purchase Company Ordinary Shares, in substantially the same form and on the same terms and conditions (including the same warrant price, exercise period and number of Company Ordinary Shares subject to such warrant) as the Moringa Warrant converted into such warrant as a result of the Merger pursuant to Section 1.7(c), with the public or private status of the Moringa Warrant (and the accompanying terms of such warrants) being preserved therein.

“Confidentiality Agreement” means the non-disclosure agreement dated May 9, 2021, by and between the Company and Moringa.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

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“Continuing Warrant” means any warrant to purchase Company Ordinary Shares, Company Ordinary A Shares or Company Preferred Shares that is outstanding as of immediately prior to the Effective Time and that, by its terms, is exercisable following the Transactions, and has not been duly exercised as of immediately prior to the Effective Time (and, in respect of warrants that may be exercised in whole or in part, only that portion which remains unexercised as of immediately prior to the Effective Time).

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses, franchises, leases and other instruments or obligations of any kind, written or, to the extent legally binding, oral.

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled,” “Controlling” and “under common Control with” have correlative meanings.

“Copyrights” means any works of authorship, all translations, adaptations, derivations, renewals, extensions, restorations and reversions thereof, and all other rights corresponding thereto, all advertising and promotional materials, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

COVID-19 Actions” and “COVID-19 Measures” mean any actions or measures taken by governments or industry to address the COVID-19 pandemic, including any variants of COVID-19 or any other pandemic or epidemic which affects a significant percentage of the world.

“EarlyBird” means EarlyBirdCapital, Inc.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, as each relates to exposure to Hazardous Materials, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, Remedial Actions, Actions, Orders, losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exercised Warrant” means any outstanding warrant to purchase Company Ordinary Shares, Company Ordinary A Shares or Company Preferred Shares that has been duly exercised as of immediately prior to the Effective Time (and, in respect of warrants that may be exercised in whole or in part, only that portion which has been duly exercised as of immediately prior to the Effective Time).

“Expired Warrant” means any warrant to purchase Company Ordinary Shares, Company Ordinary A Shares or Company Preferred Shares that is outstanding immediately prior to the Effective Time and that, by its terms, is exercisable only until immediately prior to an IPO (as defined therein) (or is otherwise exercisable only until immediately prior to the consummation of the Transactions), and has not been duly exercised as of immediately prior to the Capital Restructuring (and, in respect of warrants that may be exercised in whole or in part, only that portion which remains unexercised as of immediately prior to the Effective Time); provided, that any Exercised Warrant shall not be deemed an Expired Warrant.

“Export Control Laws” means U.S. and non-U.S. export control, economic sanctions, trade embargoes, import, and anti-boycott laws, including but not limited to the U.S. Export Administration Regulations (the “EAR,” 15 C.F.R. § 730 et seq.), the International Traffic in Arms Regulations (the “ITAR,” 22 C.F.R. § 120 et seq.), or the U.S. economic sanctions administered by the Office of Foreign Assets Control (“OFAC,” 31 C.F.R. Part 500 et seq.).

Annex A-61

“Fixed Amount” means 1,725,000 (which amount may be increased by the mutual written consent of Moringa and the Company).

“Foreign Plan” means any plan, fund (including any superannuation fund) or other similar program or arrangement established or maintained outside the United States by the Company or any one or more of its Subsidiaries or contributed to by any Target Company primarily for the benefit of employees of the Company or such Subsidiaries residing outside the United States, which plan, fund or other similar program or arrangement provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which plan is not subject to ERISA or the Code, and includes any plans that are required by the laws of a country other than the United States.

“Fraud Claim” means any claim based on common law fraud under Delaware Law.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, regulatory body or other similar regulatory or dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance,” “pollutant,” “contaminant,” “hazardous waste,” “regulated substance,” “hazardous chemical,” or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business consistent with past practices), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar written instrument, (d) all obligations of such Person under leases that are or should be classified as capital leases in accordance with GAAP (as applicable to such Person), (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, regardless of whether such instrument has been drawn or claimed against, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) all obligations secured by an Lien on any property of such Person, (h) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (i) all obligation described in clauses (a) through (h) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software, Company IP Licenses and other intellectual property, rights of privacy and publicity, all moral and economic rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing, and all rights to bring an action for past, present, and future infringement, misappropriation or other violation of rights and to receive damages, proceeds or other legal or equitable protections and remedies with respect to any of the foregoing.

“Internet Assets” means any all registered domain names whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority, Internet and World Wide Web URLS or addresses, web pages, website and related content, Internet and World Wide Web URLs or addresses, all social media and social networking assets, including, but not limited to, accounts, handles, profiles, channels, pages, websites, content and associated followers, friends and other connections and links of all social media and social networking websites, services and accounts, online messaging and bulletin boards, blogs, microblogs, photo, video and other content-sharing websites, including without limitation accounts with any social media companies and the content found thereof and related thereto, email addresses and domain names used as part of email addresses, published and unpublished.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended.

Annex A-62

“IPO” means the initial public offering of Moringa Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of Moringa, dated February 16, 2021 and filed with the SEC on February 17, 2021 (File No. 333-252615).

“Knowledge” means, with respect to (i) the Company, the actual knowledge of Eran Shust and Avi Wortzel, after reasonable inquiry, or (ii) any other Party, (A) if an entity, the actual knowledge of the directors and executive officers of such Person, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party, after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, third party right, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law, in each instance, other than Permitted Liens.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that any such fact, event, occurrence, change or effect attributable to the following (by themselves or when aggregated with any other changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) changes generally affecting the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business, or the U.S. or global financial markets, including interest rates or currency exchange rates, trade tariffs or changes therein or the outbreak or escalation of war or acts of terrorism (including cyberterrorism); (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries operate; (iii) changes in GAAP or other applicable mandatory accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared), other force majeure events or natural disaster, including pandemics; COVID-19 variations or any COVID-19 Actions or COVID-19 Measures; (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); (vi) with respect to Moringa, the consummation and effects of the Redemption; (vii) the announcement of this Agreement and the Transactions (including as a result of the identities of the Parties); (viii) any action or failure to act required or prohibited to be taken by a Party pursuant to the terms of this Agreement or action or omission taken or omitted to be taken at the written request, or with the written consent, of the other Party; or (ix) any change or proposed change in any Law or the official interpretation thereof, including any COVID-19 Measures; provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred but solely to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to Moringa, the amount of the Redemption shall not be deemed to be a Material Adverse Effect on or with respect to Moringa.

Annex A-63

“Moringa Private Placement” means the private placement sale of Moringa Units by Moringa to the Sponsor and EarlyBirdCapital, Inc. (the representative of the underwriters), which occurred simultaneously with the two closings of the IPO.

“Moringa Private Shares” means the Moringa Class A Ordinary Shares contained within the Moringa Units issued in the Moringa Private Placement.

“Moringa Private Warrants” means the warrants contained within the Moringa Units issued in the Moringa Private Placement, entitling the holder thereof to purchase one (1) Moringa Class A Ordinary Share per whole warrant at a purchase price of $11.50 per share.

“Moringa Public Warrants” means the warrants contained within the Moringa Units issued in the IPO by Moringa, entitling the holder thereof to purchase one (1) Moringa Class A Ordinary Share per whole warrant at a purchase price of $11.50 per share.

“Moringa Representative Shares” means Representative Shares, as defined in the Moringa Form S-1.

“Moringa Securities” means Moringa Units, Moringa Ordinary Shares and Moringa Warrants, collectively.

“Moringa Units” means the units issued by Moringa, each consisting of one (1) Moringa Class A Ordinary Share, and one-half (½) of a Moringa Warrant.

“Moringa Warrants” means Moringa Private Warrants and Moringa Public Warrants, collectively.

“Nasdaq” means the Nasdaq Stock Market.

“New SAFE Agreements” means those agreements entered into on or prior to the date of this Agreement, pursuant to which investors invested (or committed to invest) in the Company, an aggregate amount of $4.75 million (the “SAFE Investment Amount”).

“Number of SAFE Shares” means the total number of SAFE Shares.

“Old SAFE Agreement” means any Simple Agreement for Future Equity (SAFE) that is outstanding as of the date of this Agreement (excluding, for the avoidance of doubt, any New SAFE Agreement).

“Open Source Materials” means any Software or other material that (i) contains, or is derived in any manner (in whole or in part) from, any software that is (or is required to be) distributed as freeware, free software (as defined by the Free Software Foundation), open source software, shareware, or similar licensing or distributing models; or (ii) is subject to any agreement with terms or conditions that impose any requirement that any software using, linked with, incorporating, distributed with, based on, derived from or accessing, the software: (A) be disclosed, made available or distributed in source code or object code form; (B) be licensed for the purpose of making derivative works and/or redistributable; (C) be licensed under terms that allow or permit any third party to decompile, recompile, update, modify, reverse engineering, reverse assembly or disassembly all or any part of the software or merge the software into any other software; or (D) be redistributable at no charge. Open Source Materials includes, but is not limited to, any license which complies with the Open Source Initiative Corporation’s (OSI) open source definition or which is, or is equivalent to, a license approved by OSI, or software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); the Artistic License (e.g., PERL); the MIT license; the Mozilla Public License(s); the Netscape Public License; the Berkeley Software Design (BSD) license including Free BSD or BSD-style license; the Sun Community Source License (SCSL) and the Sun Industry Standards License (SISL); an Open Source Foundation License (e.g., CDE and Motif UNIX user interfaces); the Eclipse Public License (EPL); the Server Side Public License (SSPL); the Apache Server license and the Apache License; and any licenses listed at http://www.opensource.org/licenses.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

Annex A-64

“Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, memorandum and articles of association, partnership agreement, limited liability company agreement, shareholders agreement or similar organizational or constitutional documents, in each case, as amended.

“Patents” means any patents, patent applications and, including the inventions, designs, methods, processes, compositions of matter, and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, non-provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case, arising in the ordinary course of business, (d) Liens arising under this Agreement or any Ancillary Document, (e) statutory Liens of landlords, lessors or renters in each instance, which do not and would not reasonably be expected to impair, individually or in the aggregate, in any material respect the access to or operations of the relevant property, (f) Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law that are not yet due and payable or that are being contested in good faith; (g) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (h) defects or imperfections of title, encroachments, easements, declarations, conditions, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances or other defects affecting title to real estate (including any leasehold or other interest therein), in each instance, which do not and would not reasonably be expected to impair, individually or in the aggregate, in any material respect the access to or operations of the relevant property; (i) Liens not created by the Company or any Target Company that affect the underlying fee interest of any real property utilized by such person, in each instance, which do not and would not reasonably be expected to impair, individually or in the aggregate, in any material respect the access to or operations of the relevant property; (j) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions with respect to real property, in each instance, which do not and would not reasonably be expected to impair, individually or in the aggregate, in any material respect the access to or operations of the relevant property; and (k) only in the case of Liens referred to in this Agreement in effect as of the Closing, those Liens to be released at Closing.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Information” means any information that identifies, relates to, or describes, is reasonably capable of being associate with, or could reasonably be linked, directly or indirectly, with a particular individual (including, without limitation, unique identifiers, devices and/or household) including such information related to website visitors, end users, consumers, customers, suppliers, service providers, employees, candidates, vendors or partners. For the avoidance of doubt, Personal Information includes any aggregate, de-identified, tokenized and/or anonymous information collected, accessed, acquired, accessed, viewed, used and/or received from or about any data subject of any kind, such as end users, consumers, customers, suppliers, service providers, vendors and/or channel partners.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

Annex A-65

“Post-Redemption SPAC Share Number” means the aggregate number of Public Shares issued and outstanding as of immediately prior to the Effective Time, after giving effect to the Redemption and the Unit Separation, and excluding any Cancelled Moringa Shares.

“Privacy Laws” means any and all applicable federal, state, provincial, local and foreign Laws, legal requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction), rules, regulations, directives, governmental requirements, court opinions, industry standards relating to the receipt, collection, confidentiality, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border), cyber security, e-commerce, marketing of Personal Information, including, the Federal Trade Commission Act, Health Insurance Portability and Accountability Act, US privacy (federal and state laws), California Consumer Privacy Act (CCPA), General Data Protection Regulation (GDPR) and EU Member State laws supplementing the GDPR, the EU Directive 2002/58/EC (“e-Privacy Directive”), as replaced from time to time, and EU Member State laws implementing the e-Privacy Directive, including laws regulating the use of cookies and other tracking means as well as unsolicited e-mail communications, Gramm-Leach-Bliley Act, laws imposing minimum information security requirements (such as Cal. Civ. Code § 1798.81.5, 201 Mass. Code Reg. 17.00 and Nev. Rev. Stat. §§ 603A.210, 603A.215); laws requiring the secure disposal of records containing certain Personal Data (such as N.Y. Gen. Bus. Law § 399-H); Israel’s The Basic Law: Human Dignity and Liberty, 5752-1992 and Privacy Protection Act, 5741-1981 and all regulations enacted therefrom including Israel’s Privacy Protection Regulations, Data Security 5777-2017, and Payment Card Industry Data Security Standard (PCI-DSS); and in each case, the rules implemented thereunder, and any and all applicable Laws relating to breach notification in connection with Personal Information.

“Public Shares” means the Moringa Class A Ordinary Shares issued to the public pursuant to Moringa’s registration statement on Form S-1, File No. 333-252615. For the avoidance of doubt, as of the date of this Agreement, Moringa has 11,500,000 Public Shares.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Requisite Vote” means the vote of holders of (a) a majority of the outstanding Company Ordinary Shares (on an as-converted basis), (b) a majority of the outstanding Company Preferred A Shares, including Fosun (as defined in the Amended and Restated Articles of Association of the Company as currently in effect), (c) a majority of the outstanding Company Preferred A-1 Shares, (d) a majority of the outstanding Company Preferred A-2 Shares, and (e) a majority of the outstanding Company Ordinary A Shares.

“SAFE Shares” means the Company Ordinary Shares issuable upon conversion of the New SAFE Agreements, determined by dividing (A) the amount actually invested by each investor in the Company pursuant to the applicable New SAFE Agreement by (B) $7.50, and rounding to the nearest whole share.

“Sanctions List” means the U.S. Department of the Treasury, Office of Foreign Assets Control (OFAC) List of Specially Designated Nationals and Blocked Persons, Foreign Sanctions Evaders List, Sectoral Sanctions Identifications List, and the U.S. Department of Commerce, Bureau of Industry and Security Denied Persons List, Unverified List and Entity List, as well as other restricted party lists issued by a Governmental Authority, as such other lists are applicable.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the U.S. Securities Act of 1933, as amended.

Annex A-66

“Software” means any computer software programs, including all source code, object code, application programming interfaces (APIs), and documentation related thereto and all software modules, tools and databases, firmware, development tools, files, records and data, all schematics, netlists, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, and all rights in prototypes, breadboards and other devices, all databases and compilations, including data collections, whether machine-readable or otherwise.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Sponsor” means Moringa Sponsor, L.P., a Cayman Islands exempted limited partnership.

“Subsidiary” means, with respect to any Person, any corporation, company, partnership, association or other legal entity of which (i) if a corporation or company, a majority of the total voting power of capital shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other legal entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other legal entity if such Person or Persons will be allocated a majority of partnership, association or other legal entity gains or losses or is or controls the managing director, managing member, general partner or other managing Person of such partnership, association or other legal entity. A Subsidiary of a Person will also include any Subsidiary of such Subsidiary and any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Company” means each of the Company and its direct and indirect Subsidiaries.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith and any common law rights therein), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Trade Secrets” means any trade secrets, confidential business information, customer lists and supplier lists, concepts, ideas, designs, research or development information, processes, procedures, techniques, technology, technical information, formulae, algorithms, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions (whether patentable or not), modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Transaction Expenses” means all fees and expenses of any of the Target Companies and Moringa incurred or payable as of the Closing and not paid prior to the Closing in connection with the consummation of the Transactions, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of Moringa and any Target Company, including any all deferred expenses (including fees and commissions payable to underwriter of Moringa’s IPO).

Annex A-67

“Trust Account” means the trust account established by Moringa with the proceeds from the IPO and a private placement pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of February 19, 2021, as it may be amended (including to accommodate the Transactions), by and between Moringa and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

“Valid Certificate” means, in respect of a payor, a valid certificate or ruling issued by the ITA in form and substance reasonably acceptable to the Company and the payor: (a) exempting such payor from the duty to withhold Israeli Taxes with respect to the applicable payment, (b) determining the applicable rate of Israeli Taxes to be withheld from the applicable payment or (c) providing any other instructions regarding the payment or withholding with respect to the applicable payment. For the avoidance of doubt, each of the 104H Ruling and the 104H Interim Ruling, is and shall be considered a Valid Certificate.

10.2 Section References.

The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the page number as set forth below adjacent to such terms:

“Sponsor Post-Closing Matter	58
1934 Act Registration Statement	44
Accounts Receivable	20
Acquisition Proposal	41
Affiliate Contracts	14
Agreement	1
Alternative Transaction	41
Amended SRA	3
Antitrust Laws	42
Business Combination	54
Cancelled Moringa Shares	6
Cancelled Moringa Warrants	6
Capital Restructuring	1
Cayman Islands Law	4
Class A Consideration	5
Closing	9
Closing Date	9
Closing Filing	46
Closing Press Release	46
Company	1
Company Benefit Plan	30
Company Financials	19
Company Investor Agreements	32
Company IP	24
Company IP Licenses	23
Company Material Contract	21
Company Permits	21
Company Personal Property Leases	28
Company Real Property Leases	28
Company Registered IP	23
Company Shareholder Approval Matters	46
Continental	5
Continuing Company Options	2
Conversion Ratio	1

Annex A-68

Creator	24
D&O Indemnification Agreements	48
D&O Indemnified Persons	47
D&O Policy	48
D&O Tail Insurance	48
Data Security Requirements	26
Effective Time	4
Enforceability Exceptions	10
Environmental Permit	31
Equity Plan	46
Existing Registration Rights Agreement	3
F-1 Registration Statement	48
Federal Securities Laws	41
Financing	3
Financing Registration Rights Agreement	49
Financing Registration Statement	49
Incentive Equity Plan Modifications	3
Interim Period	35
Investor	3
Israeli Companies Law	4
ITA	27
Latest Balance Sheet	19
Lock-Up Agreement	3
Merger	1
Merger Consideration	6
Merger Sub	1
Moringa	1
Moringa Class A Ordinary Share	2
Moringa Class B Ordinary Share	2
Moringa Disclosure Schedules	10
Moringa Financials	12
Moringa Form S-1	3
Moringa Identifiers	49
Moringa Material Contract	14
Moringa Ordinary Shares	2
Moringa Shareholder Approval Matters	44
Moringa Special Meeting	44
New Employment Agreements	3
New Unallocated Pool	46
Non-Recourse Parties	55
Non-Recourse Party	55
OFAC	14
Off-the-Shelf Software	23
Ordinance	27
Outbound IP License	23
Outside Date	52
Party	1
Payee	7
Plan of Merger	4
Post-Closing Company Board of Directors	47
Post-Closing Group	58

Annex A-69

Proxy Statement	44
Public Certifications	12
Public Shareholders	54
Redemption	44
Registration Statement	44
Related Person	31
Released Claims	54
Required Company Shareholder Approval	46
Required Moringa Shareholder Approval	49
Restated Balance Sheet	12
Restated Company Articles	4
Restated Moringa Articles	2
Restated Registration Rights Agreement	3
Rights Waivers	46
SEC Reports	12
Section 14 Arrangement	29
Securities Purchase Agreement	3
Securities Purchase Agreement Documents	34
Signing Filing	46
Signing Press Release	46
Specified Courts	56
Sponsor Designated Person	58
Sponsor Existing Representation	58
Sponsor Post-Closing Representations	59
Sponsor Pre-Closing Designated Persons	59
Sponsor Pre-Closing Privileges	59
Sponsor Prior Counsel	58
Sponsor Privileged Materials	59
Sponsor WCL Warrants	39
Surviving Company	1
Systems	25
Top Customers	32
Top Vendors	32
Total Company Shares	2
Transaction Litigation	43
Transactions	1
Trust Termination Letter	48
Unit Separation	5
Warrant Agreement Amendment	5
Withholding Agent	2
Withholding Drop Date	7
Working Capital Loans	39

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

Annex A-70

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

Moringa:

MORINGA ACQUISITION CORP

By:	/s/ Ilan Levin
Name:	Ilan Levin
Title:	CEO

The Company:

HOLISTO LTD.

By:	/s/ Eran Shust
Name:	Eran Shust
Title:	CEO

Merger Sub:

HOLISTO MERGERSUB, INC.

By:	/s/ Eran Shust
Name:	Eran Shust
Title:	Director

Annex A-71

Annex A-1

Execution Version

FIRST AMENDMENT TO THE BUSINESS COMBINATION AGREEMENT

This First Amendment the Business Combination Agreement (the “Amendment”) is made as of August 17, 2022, by and among: (i) Holisto Ltd., an Israeli company (the “Company”); (ii) Holisto MergerSub, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Merger Sub”), and (iii) Moringa Acquisition Corp, a Cayman Islands exempted company (“Moringa”).

WHEREAS, the Company, Merger Sub and Moringa have entered into that certain Business Combination Agreement dated June 9, 2022 (the “Agreement”); and

WHEREAS, the Parties wish to amend certain terms of the Agreement as provided herein, effective as of the date hereof.

NOW, THEREFORE, in consideration of the mutual promises hereinafter contained, the Parties hereto agree as follows:

1.     Sections 5.10(a), 7.1(g) and 7.4 of the Agreement are hereby amended such that any reference therein to ten (10) weeks from the date of the Agreement is hereby replaced with thirteen (13) weeks from the date of the Agreement.

2.     The reference to “November 15, 2022” shall be replaced by “January 1, 2023” in the definition of “Outside Date” in Section 7.1(b) of the Agreement.

3.     This Amendment forms an integral part of the Agreement. Any capitalized terms used in this Amendment not otherwise defined shall have the meaning set forth in the Agreement. Except as amended by this Amendment, all other terms and conditions of the Agreement remain in full force and effect and shall apply, mutatis mutandis, to this Amendment.

4.     In the event of any conflict, contradiction or inconsistency between this Amendment and the Agreement, the terms of this Amendment shall prevail.

[Signature Page Follows]

Annex A-1-1

IN WITNESS WHEREOF, each Party hereto has caused this Amendment to be signed and delivered by its respective duly authorized officer as of the date first written above.

Moringa:
MORINGA ACQUISITION CORP
By:	/s/ Ilan Levin
	Name:	Ilan Levin
	Title:	CEO
The Company:
HOLISTO LTD.
By:	/s/ Eran Shust
	Name:	Eran Shust
	Title:	CEO
Merger Sub:
HOLISTO MERGERSUB, INC.
By:	/s/ Eran Shust
	Name:	Eran Shust
	Title:	CEO

Annex A-1-2

Annex A-2

EXECUTION COPY

SECOND AMENDMENT TO THE BUSINESS COMBINATION AGREEMENT

This Second Amendment the Business Combination Agreement (the “Amendment”) is made as of January 1, 2023, by and among: (i) Holisto Ltd., an Israeli company (the “Company”); (ii) Holisto MergerSub, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Merger Sub”), and (iii) Moringa Acquisition Corp, a Cayman Islands exempted company (“Moringa”).

WHEREAS, the Company, Merger Sub and Moringa have entered into that certain Business Combination Agreement dated June 9, 2022, as amended on August 17, 2022 (the “Agreement”); and

WHEREAS, the Parties wish to further amend certain terms of the Agreement as provided herein, effective as of the date hereof.

NOW, THEREFORE, in consideration of the mutual promises hereinafter contained, the Parties hereto agree as follows:

1.      Amendments.

(a)     Section 5.2(c) shall be amended and replaced in its entirety to read as follows: “In the event that the Company will enter into and execute one or more financing transactions in the Interim Period and the Closing shall have occurred pursuant to the terms of the Agreement (as amended), any shares or other equity securities of the Company issued or issuable pursuant to such financing transactions shall be added in the Total Company Shares and calculation of the Conversion Ratio (i.e., appropriate adjustment to provide the holders of Moringa Securities with the same equity and equity-related holdings in the Company at the Effective Time as they would have received had there not been such financing transactions or issuance of shares or other equity securities in respect thereof). As a condition to any such financing transaction, if equity or equity-related, provided that the Agreement has not been terminated earlier, the Company shall obtain a duly executed Voting Agreement signed by the party providing such financing.”

(b)    Section 5.2(d) shall be added and shall read as follows: “Anything to the contrary herein notwithstanding, the Company will have the discretion to, directly or indirectly, make, receive, participate, negotiate, solicit, propose, offer, indicate interest in making an offer or proposal, to, from or together with, any Person or group at any time relating to, or that may reasonably be expected to lead to, an Alternative Transaction; provided that the Company shall not enter into a written agreement or make any public filing without providing Moringa with a 24 (twenty-four) hours prior written notice which 24 (twenty-four) hours shall start counting at 23:59 EST on the date on which the Company provided Moringa with such written notice, and, to the extent applicable in compliance with the terms of the contemplated agreement, in the event that Moringa does not provide its written consent to the Company’s entry into such written agreement within such 24 (twenty-four) hour period, the Company may provide Moringa with a notification regarding the termination of the Agreement in accordance with the terms set forth in this Agreement.

“Acquisition Proposal” means (i) any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to, or that may reasonably be expected to lead to, an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Target Companies and their respective Subsidiaries, a transaction (other than the Transactions) concerning (a) the sale or transfer of (x) all or any material part of the business or assets of any Target Company (other than a transfer of assets in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of any Target Company, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, share swap or otherwise, or (b) the initial public offering or listing of any Target Company on any stock exchange, including any transaction in which any Target Company

Annex A-2-1

is the entity that is ultimately listed on any stock exchange or is the parent or subsidiary of any other entity which is ultimately listed on any stock exchange, and (B) with respect to Moringa, a transaction (other than the Transactions) concerning a Business Combination of Moringa.”

(c)     Non-Solicitation. Section 5.6 shall be deleted in its entirety.

(d)    Nasdaq Requirements. Section 6.1(f) shall be amended and replaced in its entirety to read as follows: “Nasdaq Requirements. Immediately following the Closing, the Company shall have been approved for listing on Nasdaq and be in compliance with any set of Nasdaq listing requirements”.

(e)     Section 7.1(j) shall be added and shall read as follows: “by a 24 (twenty-four) hours prior written notice by Moringa or the Company to the other Party, which 24 (twenty-four) hours shall start counting at 23:59 EST on the date on which the Company or Moringa, as applicable, provided the other Party with such written notice.”

2.      Two-step Merger. The Parties agree that the Transactions shall be effected in a 2-step merger structure as shall be finalized between the Parties.

3.      Subject to the rights and terms set forth in this Amendment (including the right to terminate and the right to negotiate with third parties) the Parties anticipate the Closing to occur (if the Agreement has not been terminated earlier) by April 1, 2023, in accordance with the anticipated timeline and subject to the terms detailed in Schedule 1 attached hereto.

4.      This Amendment forms an integral part of the Agreement. Any capitalized terms used in this Amendment not otherwise defined shall have the meaning set forth in the Agreement. Except as amended by this Amendment, all other terms and conditions of the Agreement remain in full force and effect and shall apply, mutatis mutandis, to this Amendment.

5.      In the event of any conflict, contradiction or inconsistency between this Amendment and the Agreement, the terms of this Amendment shall prevail.

[Signature Page Follows]

Annex A-2-2

IN WITNESS WHEREOF, each Party hereto has caused this Second Amendment to the Business Combination Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

Moringa:
MORINGA ACQUISITION CORP
By:	/s/ Ilan Levin
	Name:	Ilan Levin
	Title:	CEO
The Company:
HOLISTO LTD.
By:	/s/ Eran Shust
	Name:	Eran Shust
	Title:	CEO
Merger Sub:
HOLISTO MERGERSUB, INC.
By:	/s/ Eran Shust
	Name:	Eran Shust
	Title:	CEO

Annex A-2-3

Schedule 1. Anticipated Timeline for April 1, 2023 Closing

Annex A-2-4

Annex B

The Companies Act (As Revised) of the Cayman Islands

Plan of Merger

This plan of merger (the “Plan of Merger”) is made on [insert date] between Moringa Acquisition Corp (the “Surviving Company”) and HOLISTO MERGERSUB INC. (the “Merging Company”).

Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) (the “Statute”).

Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.

Whereas the directors of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company upon the terms and subject to the conditions of the Business Combination Agreement dated June 9, 2022 and made between, amongst others, the Surviving Company and the Merging Company (the “Merger Agreement”) a copy of which is annexed at Annexure 1 hereto, and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Merger Agreement.

Now therefore this Plan of Merger provides as follows:

1            The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2            The surviving company (as defined in the Statute) is the Surviving Company.

3            The registered office of the Surviving Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and the registered office of the Merging Company is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

4            Immediately prior to the Effective Date (as defined below), the share capital of the Surviving Company will be US$55,000 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, into 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and into 5,000,000 preference shares of a par value of US$0.0001 each.

5            Immediately prior to the Effective Date (as defined below), the share capital of the Merging Company will be US$50,000 divided into 5,000,000 ordinary shares of a par value of US$0.01 each.

6            Immediately prior to the Effective Date (as defined below), the Amended and Restated Memorandum and Articles of Association of the Surviving Company shall be amended as described in Annexure 1 hereto.

7           The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute (the “Effective Date”).

8            The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company, are set out in the Merger Agreement in the form annexed at Annexure 2 hereto.

9            The rights and restrictions attaching to the shares in the Surviving Company are set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 3 hereto.

10          The Memorandum and Articles of Association of the Surviving Company shall be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form annexed at Annexure 3 hereto on the Effective Date.

Annex B-1

11          There are no amounts or benefits which are or shall be paid or payable to any director of any of the Merging Company or the Surviving Company consequent upon the Merger.

12          The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

13          The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

14          The names and addresses of each director of the surviving company (as defined in the Statute) are

14.1       Eran Shust of 52 Ben Gurion ST. Rishon Le’zion, Israel;

15          This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

16          This Plan of Merger has been authorized by the shareholders of the Surviving Company pursuant to section 233(6) of the Statute by way of resolutions passed at an extraordinary general meeting of the Surviving Company. This Plan of Merger has been authorized by the sole shareholder of the Merging Company pursuant to section 233(6) of the Statute.

17          At any time prior to the Effective Date, this Plan of Merger may be:

17.1       terminated by the board of directors of either the Surviving Company or the Merging Company;

17.2       amended by the board of directors of both the Surviving Company and the Merging Company to:

(a)         change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)         effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

18          This Plan of Merger may be executed in counterparts.

19          This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by ____________________________________	)
Duly authorized for	)
and on behalf of	)	Director
Moringa Acquisition Corp	)
SIGNED by Eran Shust	)
Duly authorized for	)
and on behalf of	)	Director
HOLISTO MERGERSUB INC.	)

Annex B-2

Annexure 1

Amendment to Amended and Restated Memorandum and Articles of Association of the Surviving Company

Annex B-3

AMENDMENT
TO THE
AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
MORINGA ACQUISITION CORP

            , 2023

RESOLVED, as special resolutions, that:

(i)     Article 49.2 of the Articles of Association of the Company be deleted in its entirety and replaced as follows:

“Prior to the consummation of a Business Combination, the Company shall either:

(a)     submit such Business Combination to its Members for approval; or

(b)    provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares.”

(ii)    Article 49.4 of the Articles of Association of the Company be deleted in its entirety and replaced as follows:

“At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination.”

(iii)   Article 49.5 of the Articles of Association of the Company be deleted in its entirety and replaced as follows

“Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, at least two business days’ prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”), but only in the event that the applicable proposed Business Combination is approved and consummated.”

Annex B-4

Annexure 2

Merger Agreement

Annex B-5

Annexure 3

Amended and Restated Memorandum and Articles of Association of the Surviving Company

Annex B-6

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

MORINGA ACQUISITION CORP
(adopted by special resolution dated ____, 2023 and effective on ____, 2023)

Annex B-7

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
MORINGA ACQUISITION CORP
(adopted by special resolution dated ______ 9, 2023 and effective on _______, 2023)

1            The name of the Company is Moringa Acquisition Corp.

2            The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3            The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4            The liability of each Member is limited to the amount unpaid on such Member’s shares.

5            The share capital of the Company is US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

6            The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7            Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the respective meanings given to them in the Amended and Restated Articles of Association of the Company.

Annex B-8

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
MORINGA ACQUISITION CORP
(adopted by special resolution dated FEBRUARY 16, 2021 and effective on FEBRUARY 16, 2021)

1            Interpretation

1.1         In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Affiliate”

in respect of a person, means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.

“Applicable Law”

means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these amended and restated articles of association of the Company.
“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).
“Business Combination”

means a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (a) as long as the securities of the Company are listed on the Nasdaq Capital Market, must occur with one or more target businesses that together have an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the signing of the definitive agreement to enter into such Business Combination; and (b) must not be effectuated with another blank cheque company or a similar company with nominal operations.

“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.
“Clearing House”

means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Class A Share”	means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company.

Annex B-9

“Class B Share”	means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Company”	means the above named company.
“Company’s Website”	means the website of the Company and/or its web-address or domain name (if any).
“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Corporate Governance and Nominating Committee”	means the corporate governance and nominating committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Designated Stock Exchange”	means any United States national securities exchange on which the securities of the Company are listed for trading, including the Nasdaq Capital Market.
“Directors”	means the directors for the time being of the Company.
“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
“Electronic Communication”

means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.
“Electronic Transactions Act”	means the Electronic Transactions Act (2003 Revision) of the Cayman Islands.
“Equity-linked Securities”

means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with a Business Combination, including but not limited to a private placement of equity or debt.

“Exchange Act”

means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Founders”	means all Members immediately prior to the consummation of the IPO.
“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.
“IPO”	means the Company’s initial public offering of securities.
“Member”	has the same meaning as in the Statute.
“Memorandum”	means the amended and restated memorandum of association of the Company.
“Officer”	means a person appointed to hold an office in the Company.
“Ordinary Resolution”

means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Over-Allotment Option”

means the option of the Underwriters to purchase up to an additional 15 per cent of the firm units (as described in the Articles) issued in the IPO at a price equal to US$10 per unit, less underwriting discounts and commissions.

Annex B-10

“Preference Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.
“Public Share”	means a Class A Share issued as part of the units (as described in the Articles) issued in the IPO.
“Redemption Notice”	means a notice in a form approved by the Company by which a holder of Public Shares is entitled to require the Company to redeem its Public Shares, subject to any conditions contained therein.
“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
“Registered Office”	means the registered office for the time being of the Company.
“Representative”	means a representative of the Underwriters.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.
“Share”	means a Class A Share, a Class B Share, or a Preference Share and includes a fraction of a share in the Company.
“Special Resolution”	subject to Article 29.4, has the same meaning as in the Statute, and includes a unanimous written resolution.
“Sponsor”	means Moringa Sponsor, L.P., a Cayman Islands exempted limited partnership, and its successors or assigns.
“Statute”	means the Companies Act (As Revised) of the Cayman Islands.
“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.
“Trust Account”

means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO, will be deposited.

“Underwriter”	means an underwriter of the IPO from time to time and any successor underwriter.

1.2         In the Articles:

(a)     words importing the singular number include the plural number and vice versa;

(b)    words importing the masculine gender include the feminine gender;

(c)     words importing persons include corporations as well as any other legal or natural person;

(d)    “written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)     “shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)     references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)    any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

Annex B-11

(h)    the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)     headings are inserted for reference only and shall be ignored in construing the Articles;

(j)     any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)    any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)     sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)   the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)    the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2            Commencement of Business

2.1         The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2         The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3            Issue of Shares and other Securities

3.1         Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Ordinary Share Conversion set out in the Articles.

3.2         The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3         The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine. The securities comprising any such units which are issued pursuant to the IPO can only be traded separately from one another on the 90th day following the date of the prospectus relating to the IPO unless the Representative(s) determines that an earlier date is acceptable, subject to the Company having filed a current report on Form 8-K with the Securities and Exchange Commission and a press release announcing when such separate trading will begin. Prior to such date, the units can be traded, but the securities comprising such units cannot be traded separately from one another.

3.4         The Company shall not issue Shares to bearer.

Annex B-12

4            Register of Members

4.1         The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2         The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5            Closing Register of Members or Fixing Record Date

5.1         For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2         In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3         If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6            Certificates for Shares

6.1         A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2         The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3         If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4         Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

Annex B-13

6.5         Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7            Transfer of Shares

7.1         Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options, warrants or units issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such right, option, warrant or unit.

7.2         The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8            Redemption, Repurchase and Surrender of Shares

8.1         Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to redeeming or repurchasing the Shares:

(a)         Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in the Business Combination Article hereof;

(b)         Class B Shares held by the Founders shall be surrendered by the Founders for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the Founders will own 20 per cent of the Company’s issued Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO); and

(c)         Public Shares shall be repurchased by way of tender offer in the circumstances set out in the Business Combination Article hereof.

8.2         Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

8.3         The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4         The Directors may accept the surrender for no consideration of any fully paid Share.

Annex B-14

9            Treasury Shares

9.1         The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2         The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10          Variation of Rights of Shares

10.1       Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class (other than with respect to a waiver of the provisions of the Class B Ordinary Share Conversion Article hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Shares of that class), or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2       For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3       The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.

11          Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12          Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13          Lien on Shares

13.1       The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

Annex B-15

13.2       The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3       To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4       The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14          Call on Shares

14.1       Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2       A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3       The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4       If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5       An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6       The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7       The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8       No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15          Forfeiture of Shares

15.1       If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

Annex B-16

15.2       If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3       A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4       A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5       A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6       The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16          Transmission of Shares

16.1       If a Member dies, the survivor or survivors (where he was a joint holder), or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2       Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3       A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

Annex B-17

17          Class B Ordinary Share Conversion

17.1       The rights attaching to the Class A Shares and Class B Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to the Variation of Rights of Shares Article and the Appointment and Removal of Directors Article hereof) with the exception that the holder of a Class B Share shall have the conversion rights referred to in this Article.

17.2       Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”), subject to adjustment as provided pursuant to the terms of the IPO, automatically on the day of the closing of a Business Combination.

17.3       Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other Equity-linked Securities, are issued, or deemed issued, by the Company in excess of the amounts offered in the IPO and related to the closing of a Business Combination, all Class B Shares in issue shall automatically convert into Class A Shares at the time of the closing of a Business Combination at a ratio for which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the Class B Shares in issue agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, on an as-converted basis, in the aggregate, 20 per cent of the sum of all Class A Shares and Class B Shares in issue upon completion of the IPO plus all Class A Shares and Equity-linked Securities issued or deemed issued in connection with a Business Combination (net of redemptions pursuant to Article 49 hereof), excluding any Shares or Equity-linked Securities issued, or to be issued, to any seller in a Business Combination and any private placement warrants issued to the Sponsor, its Affiliates or any of the Officers or Directors upon conversion of working capital loans made to the Company.

17.4       Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights of Shares Article hereof.

17.5       The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

17.6       Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

17.7       References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

17.8       Notwithstanding anything to the contrary in this Article, in no event may any Class B Share convert into Class A Shares at a ratio that is less than one-for-one.

Annex B-18

18          Amendments of Memorandum and Articles of Association and Alteration of Capital

18.1       The Company may by Ordinary Resolution:

(a)     increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)    consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)     convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)    by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)     cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

18.2       All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3       Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution and Article 29.4, the Company may by Special Resolution:

(a)     change its name;

(b)    alter or add to the Articles;

(c)     alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)    reduce its share capital or any capital redemption reserve fund.

19          Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

20          General Meetings

20.1       All general meetings other than annual general meetings shall be called extraordinary general meetings.

20.2       The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

20.3       The Directors, the chief executive officer or the chairman of the board of Directors may call general meetings, and, for the avoidance of doubt, Members shall not have the ability to call general meetings.

20.4       Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not less than 120 calendar days before the date of the Company’s proxy statement released to Members in connection with the previous year’s annual general meeting or, if the Company did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the board of Directors with such deadline being a reasonable time before the Company begins to print and send its related proxy materials.

Annex B-19

21          Notice of General Meetings

21.1       At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)    in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)    in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety-five per cent in par value of the Shares giving that right.

21.2       The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

22          Proceedings at General Meetings

22.1       No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

22.2       A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

22.3       A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

22.4       If a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

22.5       The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

22.6       If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

22.7       The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Annex B-20

22.8       When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

22.9       If, prior to a Business Combination, a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

22.10     When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

22.11     A resolution put to the vote of the meeting shall be decided on a poll.

22.12     A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

22.13     A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

22.14     In the case of an equality of votes the chairman shall be entitled to a second or casting vote.

23          Votes of Members

23.1       Subject to any rights or restrictions attached to any Shares, including as set out at Article 29.4, every Member present in any such manner shall have one vote for every Share of which he is the holder.

23.2       In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

23.3       A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

23.4       No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

23.5       No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

23.6       Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

23.7       A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument
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appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

24          Proxies

24.1       The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

24.2       The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

24.3       The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

24.4       The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

24.5       Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

25          Corporate Members

25.1       Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

25.2       If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

26          Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

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27          Directors

27.1       There shall be a board of Directors consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

27.2       Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, Directors appointed to succeed those Directors whose terms expire shall be appointed for a term of office to expire at the second succeeding annual general meeting after their appointment. Except as the Statute or other Applicable Law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the appointment of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the Articles), or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified. A Director appointed to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been appointed and qualified.

28          Powers of Directors

28.1       Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

28.2       All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

28.3       The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

28.4       The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

29          Appointment and Removal of Directors

29.1       Prior to the closing of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class B Shares appoint any person to be a Director or may by Ordinary Resolution of the holders of the Class B Shares remove any Director. For the avoidance of doubt, prior to the closing of a Business Combination, holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.

29.2       The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

29.3       After the closing of a Business Combination, the Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

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29.4       Prior to the closing of a Business Combination, Article 29.1 may only be amended by a Special Resolution passed by at least 90 per cent of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution.

30          Vacation of Office of Director

The office of a Director shall be vacated if:

(a)     the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)    the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)     the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)    the Director is found to be or becomes of unsound mind; or

(e)     all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

31          Proceedings of Directors

31.1       The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors then in office.

31.2       Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

31.3       A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

31.4       A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

31.5       A Director may, or other Officer on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

31.6       The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

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31.7       The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

31.8       All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

31.9       A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

32          Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

33          Directors’ Interests

33.1       A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

33.2       A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

33.3       A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

33.4       No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

33.5       A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

34          Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

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35          Delegation of Directors’ Powers

35.1       The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee). Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.2       The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.3       The Directors may adopt formal written charters for committees and, if so adopted, shall review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law). For so long as any class of Shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

35.4       The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

35.5       The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

35.6       The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an Officer may be removed by resolution of the Directors or Members. An Officer may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

36          No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

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37          Remuneration of Directors

37.1       The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no cash remuneration shall be paid to any Director by the Company prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2       The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

38          Seal

38.1       The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

38.2       The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3       A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39          Dividends, Distributions and Reserve

39.1       Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2       Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3       The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

39.4       The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

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39.5       Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6       The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

39.7       Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8       No Dividend or other distribution shall bear interest against the Company.

39.9       Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40          Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41          Books of Account

41.1       The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

41.2       The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

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41.3       The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42          Audit

42.1       The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2       Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

42.3       If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

42.4       The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

42.5       If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

42.6       Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.7       Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

43          Notices

43.1       Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

43.2       Where a notice is sent by:

(a)     courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)    post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

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(c)     cable, telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)    e-mail or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; and

(e)     placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.

43.3       A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4       Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44          Winding Up

44.1       If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)    if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)    if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

44.2       If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

45          Indemnity and Insurance

45.1       Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or

Annex B-30

failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

45.2       The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3       The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46          Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

47          Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

48          Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

49          Business Combination

49.1       Notwithstanding any other provision of the Articles, this Article shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of a Business Combination and the full distribution of the Trust Account pursuant to this Article. In the event of a conflict between this Article and any other Articles, the provisions of this Article shall prevail.

49.2       Prior to the consummation of a Business Combination, the Company shall either:

(a)     submit such Business Combination to its Members for approval; or

(b)    provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares~~, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 immediately prior to or upon consummation of such Business Combination~~.

Annex B-31

49.3       If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a proposed Business Combination, it shall file tender offer documents with the Securities and Exchange Commission prior to completing such Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act. If, alternatively, the Company holds a general meeting to approve a proposed Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the Securities and Exchange Commission.

49.4       At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination~~, provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination~~.

49.5       Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, at least two business days’ prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”), but only in the event that the applicable proposed Business Combination is approved and consummated. ~~The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions (the “Redemption Limitation”).~~

49.6       [Reserved].

49.7       In the event that the Company does not consummate a Business Combination within 30 months from the consummation of the IPO or such earlier date as determined by the Board, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a) cease all operations except for the purpose of winding up;

b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

49.8       In the event that any amendment is made to the Articles:

(a) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or an amendment to these Articles prior thereto or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 30 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles; or

Annex B-32

(b) with respect to any other provision relating to Members’ rights or pre-Business Combination activity, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. ~~The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.~~

49.9       A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of an IPO Redemption, a repurchase of Shares by means of a tender offer pursuant to this Article, or a distribution of the Trust Account pursuant to this Article. In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account.

49.10     After the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)     receive funds from the Trust Account; or

(b)    vote as a class with Public Shares on a Business Combination.

49.11     The uninterested Independent Directors shall approve any transaction or transactions between the Company and any of the following parties:

(a)     any Member owning an interest in the voting power of the Company that gives such Member a significant influence over the Company; and

(b)    any Director or Officer and any Affiliate of such Director or Officer.

49.12     A Director may vote in respect of a Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors.

49.13     As long as the securities of the Company are listed on the Nasdaq Capital Market, the Company must complete one or more Business Combinations having an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (net of amounts previously disbursed to the Company’s management for taxes) at the time of the Company’s signing a definitive agreement in connection with a Business Combination. A Business Combination must not be effectuated with another blank cheque company or a similar company with nominal operations.

49.14     The Company may enter into a Business Combination with a target business that is Affiliated with the Sponsor, a Founder, a Director or an Officer. In the event the Company seeks to consummate a Business Combination with a target that is Affiliated with the Sponsor, a Founder, a Director or an Officer, the Company, or a committee of Independent Directors, will obtain an opinion from an independent investment banking firm or another valuation or appraisal firm that regularly renders fairness opinions on the type of target business the Company is seeking to acquire that is a member of the United States Financial Industry Regulatory Authority or an independent accounting firm that such a Business Combination is fair to the Company from a financial point of view.

50          Business Opportunities

50.1       To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer

Annex B-33

solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

50.2       Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

50.3       To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

Annex B-34

Annex C

MORINGA FOUNDERS SHARES

Lock-Up Agreement

June 9, 2022

Holisto Ltd.

Sderot Nim 2
Rishon Le’zion, Israel
Attn: Eran Shust

Re:             Lock-Up Agreement

Ladies and Gentlemen:

The undersigned, the Beneficial Owner (as defined in Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended) of 2,875,000 Class B ordinary shares, par value $0.0001 per share, of Moringa Acquisition Corp (“Moringa”) (the “Held Securities”), understands that (i) Moringa entered into a Business Combination Agreement, dated as of June __, 2022 (the “BCA”), pursuant to which, inter alia, (A) all of the Held Securities shall be converted, as the case may be, into Ordinary Shares of Holisto Ltd. (“Holisto”), NIS 0.01 par value each (the “Ordinary Shares”), and (B) Holisto shall prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 in connection with the registration under the U.S. Securities Act of 1933, as amended, of the Ordinary Shares and other securities convertible into Ordinary Shares, and (ii) Holisto entered into one or more Securities Purchase Agreements (the “Subscription Agreements”) providing for the offering to one or more subscribers of Holisto’s senior convertible notes, in an aggregate original principal amount of $30,000,000 (the “Notes”), which Notes shall be convertible into Ordinary Shares (i) and (ii), collectively, the “Offering”). In recognition of the benefit that the Offering will confer upon the undersigned as a securityholder of Holisto, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees that, during a period (the “Lock-Up Period”) commencing on the date hereof and ending on the date which is six (6) months following the date on which the Effective Time (as defined below) occurs (the “Final Lock-Up Termination Date”) provided, that with respect to 50% of the Held Securities, the Lock-up Period shall end, if earlier than the Final Lock-Up Termination Date, on the date on which the closing price of the Ordinary Shares on the Nasdaq Capital Market equals or exceeds $12.00 per Ordinary Share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like recapitalization) for any 20 trading days within any 30 consecutive trading days after the closing of the transactions contemplated by the BCA (for the avoidance of doubt and notwithstanding anything to the contrary herein, in any event the Lock-Up Period with respect to any and all Held Securities, shall terminate on the Final Lock-Up Termination Date), the undersigned will not, without the prior written consent of Holisto, directly or indirectly, (i) lend, offer, pledge, sell, hypothecate, encumber, donate, assign, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, directly or indirectly (each, a “Transfer”) any Ordinary Shares or any securities convertible into or exchangeable or exercisable for Ordinary Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file, make any demand with respect to, cause to be filed, or exercise any right with respect to any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing (collectively, the “Lock-Up Securities”), (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction, described in clauses (i), or (ii) above, is to be settled by delivery of Lock-Up Securities or other securities, in cash or otherwise.

Annex C-1

“Effective Time” means the time when a plan of merger between a wholly owned subsidiary of Holisto on the one side, and Moringa on the other side, has been registered by the Registrar of Companies of the Cayman Islands or such later time as Holisto and Moringa may agree and specify pursuant to the Cayman Islands Law.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may Transfer the Lock-Up Securities without the prior written consent of Holisto, provided that (1) only in the case of clauses (i), (ii), (iii) and (viii) below, Holisto receives a signed lock-up agreement for the balance of the lockup period from each donee, trustee, distributee, or transferee, as the case may be, (2) any such Transfer shall not involve a disposition for value, (3) such Transfers are not required to be reported with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (4) neither the undersigned nor any donee, trustee, distributee or transferee, as the case may be, otherwise voluntarily effects any public filing or report regarding such Transfers, provided that in the case of clauses (v) and (ix), if the undersigned is required to file a report under Section 16 of the Exchange Act during the Lock-Up Period, the undersigned shall include a statement in such report to the effect that such transfer is by operation of law, such as pursuant to a qualified domestic relations order or in connection with a divorce settlement or other court order, or is to the Company in connection with the vesting or settlement of restricted stock units or exercise of options, as the case may be:

(i)          to any member of the immediate family of the undersigned or to a trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); or

(ii)         as a distribution to limited partners, members, or stockholders of the undersigned; or

(iii)        to the undersigned affiliates or to any investment fund or other entity controlled or managed by the undersigned; or

(iv)        Transfers by gift, will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned; or

(v)         pursuant to a qualified domestic relations order or in connection with a divorce settlement or other court order; or

(vi)        to Holisto pursuant to the repurchase provisions of existing employment agreements and equity grant documents;

(vii)       to Holisto in satisfaction of any tax withholding obligation; or

(viii)      as a bona fide gift or gifts.

(ix)        In addition, this lock-up agreement shall not restrict the delivery of Ordinary Shares to the undersigned upon vesting and settlement of restricted share units or exercise of options outstanding on the date hereof in accordance with their terms provided, that the restrictions of this letter shall apply to any Lock-Up Securities issued upon such conversion or exercise.

Moreover, no provision in this letter shall be deemed to restrict or prohibit (1) the transfer of the undersigned’s Lock-Up Securities to Holisto in connection with the termination of the undersigned’s services to Holisto; and (2) the transfer of Lock-Up Securities upon the completion of a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of Holisto’s securities involving a “change of control” (as defined below) of Holisto; provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the Ordinary Shares owned by the undersigned shall remain subject to the restrictions contained in this lock-up agreement. For purposes of this clause, “change of control” means the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that, in one transaction or a series of related transactions, any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than Holisto, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of total voting power of the voting shares of Holisto.

Furthermore, the undersigned may sell Ordinary Shares purchased by the undersigned on the open market following the Offering if and only if (i) such sales are not required to be reported in any public report or filing with the SEC (other than a Form 144 in relation to such a sale otherwise permitted hereunder), and (ii) neither the undersigned

Annex C-2

nor any purchaser of the Ordinary Shares otherwise voluntarily effects any public filing or report or other public notice regarding such sales.

Nothing in this letter shall prevent the establishment by the undersigned of any contract, instruction or plan (a “Plan”) that satisfies all of the requirements of Rule 10b5- 1(c)(1)(i)(B) under the Exchange Act; provided, however, that it shall be a condition to the establishment of any such Plan that no sales of the securities subject to such Plan shall me made prior to the expiration of the Lock-Up Period; and provided, further, that such a Plan may only be established if no public announcement of the establishment or the existence thereof, and no filing with the SEC or any other regulatory authority shall be required or shall be made voluntarily by the undersigned, the Company or any other person, prior to the expiration of the Lock-Up Period.

In furtherance of the foregoing, Holisto and its transfer agent are hereby authorized to decline to make any Transfer of Lock-Up Securities if such Transfer would constitute a violation or breach of this lock-up agreement.

This lock-up agreement shall automatically terminate if the BCA (other than the provisions thereof which survive termination) shall terminate or be terminated in accordance with its terms.

Nothing contained in this lock-up agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

This lock-up agreement shall be governed by, construed and enforced in accordance with the laws of the State of New York without regard to the conflict of laws principles thereof. All actions arising out of or relating to this lock-up agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate court thereof). EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS PARAGRAPH.

This lock-up agreement supersedes in their entirety any and all existing lock-up agreements (howsoever named) with respect to the Held Securities, all of which existing lock-up agreements are hereby terminated, cancelled and annulled.

This lock-up agreement shall become effective automatically as of the Effective Time, without the need for any further action of any kind, by the undersigned, Holisto, Moringa and/or any other party whatsoever.

[Signature Page Follows]

Annex C-3

The undersigned also agrees and consents to the entry of stop transfer instructions with Holisto’s transfer agent against the Transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

Very truly yours,
Moringa Sponsor US L.P.
Signature:
Print Name:

[Signature Page]

Annex C-4

Annex D

HOLISTO SHAREHOLDERS

Lock-Up Agreement

June 9, 2022

[name]

[address]

Re:             Lock-Up Agreement

Ladies and Gentlemen:

The undersigned, the Beneficial Owner (as defined in Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended) of _______ shares of Holisto Ltd. (“Holisto”) (the “Held Securities”), understands that (i) Holisto entered into a Business Combination Agreement, dated as of June 9, 2022 (the “BCA”), pursuant to which, inter alia, (A) all of the Held Securities shall be converted, as the case may be, into Ordinary Shares of Holisto, NIS 0.01 par value each (the “Ordinary Shares”) or into securities convertible into Ordinary Shares, and (B) Holisto shall prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 in connection with the registration under the U.S. Securities Act of 1933, as amended, of the Ordinary Shares and other securities convertible into Ordinary Shares, and (ii) Holisto entered into one or more Subscription Agreements (the “Subscription Agreement”) providing for the offering to one or more subscribers of Holisto’s senior convertible notes, in an aggregate original principal amount of $30,000,000 (the “Notes”), which Notes shall be convertible into Ordinary Shares (i) and (ii), collectively, the “Offering”). In recognition of the benefit that the Offering will confer upon the undersigned as a securityholder of Holisto, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees that, during a period (the “Lock-Up Period”) commencing on the date hereof and ending on the date which is six (6) months following the date on which the Effective Time (as defined below) occurs (the “Final Lock-Up Termination Date”) provided, that with respect to 50% of the Held Securities, the Lock-up Period shall end, if earlier than the Final Lock-Up Termination Date, on the date on which the closing price of the Ordinary Shares on the Nasdaq Capital Market equals or exceeds $12.00 per Ordinary Share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like recapitalization) for any 20 trading days within any 30 consecutive trading days after the closing of the transactions contemplated by the BCA (for the avoidance of doubt, if not terminated earlier, the Lock-Up Period with respect to any and all Held Securities, shall terminate on the Final Lock-Up Termination Date), the undersigned will not, without the prior written consent of Holisto, directly or indirectly, (i) lend, offer, pledge, sell, hypothecate, encumber, donate, assign, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, directly or indirectly (each, a “Transfer”) any Ordinary Shares or any securities convertible into or exchangeable or exercisable for Ordinary Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file, make any demand with respect to, cause to be filed, or exercise any right with respect to any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing (collectively, the “Lock-Up Securities”), (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction, described in clauses (i), or (ii) above, is to be settled by delivery of Lock-Up Securities or other securities, in cash or otherwise.

“Effective Time” means the time when a plan of merger between a wholly owned subsidiary of Holisto on the one side, and Moringa on the other side, has been registered by the Registrar of Companies of the Cayman Islands or such later time as Holisto and Moringa may agree and specify pursuant to the Cayman Islands Law.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may Transfer the Lock-Up Securities without the prior written consent of Holisto, provided that (1) only in the case of clauses (i), (ii), (iii) and (viii) below, Holisto receives a signed lock-up agreement for the balance of the lockup period from each donee, trustee, distributee, or transferee, as the case may be, (2) any such Transfer shall not involve a disposition for value, (3) such Transfers are not required to be reported with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (4) neither the undersigned nor any donee, trustee, distributee or transferee, as the

Annex D-1

case may be, otherwise voluntarily effects any public filing or report regarding such Transfers, provided that in the case of clauses (v) and (ix), if the undersigned is required to file a report under Section 16 of the Exchange Act during the Lock-Up Period, the undersigned shall include a statement in such report to the effect that such transfer is by operation of law, such as pursuant to a qualified domestic relations order or in connection with a divorce settlement or other court order, or is to the Company in connection with the vesting or settlement of restricted stock units or exercise of options, as the case may be:

(i)          to any member of the immediate family of the undersigned or to a trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); or

(ii)         as a distribution to limited partners, members, or stockholders of the undersigned; or

(iii)        to the undersigned affiliates or to any investment fund or other entity controlled or managed by the undersigned; or

(iv)        Transfers by gift, will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned; or

(v)         pursuant to a qualified domestic relations order or in connection with a divorce settlement or other court order; or

(vi)        to Holisto pursuant to the repurchase provisions of existing employment agreements and equity grant documents;

(vii)       to Holisto in satisfaction of any tax withholding obligation; or

(viii)      as a bona fide gift or gifts.

(ix)        In addition, this lock-up agreement shall not restrict the delivery of Ordinary Shares to the undersigned upon vesting and settlement of restricted share units or exercise of options outstanding on the date hereof in accordance with their terms provided, that the restrictions of this letter shall apply to any Lock-Up Securities issued upon such conversion or exercise.

Moreover, no provision in this letter shall be deemed to restrict or prohibit (1) the transfer of the undersigned’s Lock-Up Securities to Holisto in connection with the termination of the undersigned’s services to Holisto; and (2) the transfer of Lock-Up Securities upon the completion of a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of Holisto’s securities involving a “change of control” (as defined below) of Holisto; provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the Ordinary Shares owned by the undersigned shall remain subject to the restrictions contained in this lock-up agreement. For purposes of this clause, “change of control” means the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that, in one transaction or a series of related transactions, any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than Holisto, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of total voting power of the voting shares of Holisto.

Furthermore, the undersigned may sell Ordinary Shares purchased by the undersigned on the open market following the Offering if and only if (i) such sales are not required to be reported in any public report or filing with the SEC (other than a Form 144 in relation to such a sale otherwise permitted hereunder), and (ii) neither the undersigned nor any purchaser of the Ordinary Shares otherwise voluntarily effects any public filing or report or other public notice regarding such sales.

Nothing in this letter shall prevent the establishment by the undersigned of any contract, instruction or plan (a “Plan”) that satisfies all of the requirements of Rule 10b5- 1(c)(1)(i)(B) under the Exchange Act; provided, however, that it shall be a condition to the establishment of any such Plan that no sales of the securities subject to such Plan shall me made prior to the expiration of the Lock-Up Period; and provided, further, that such a Plan may only be established if no public announcement of the establishment or the existence thereof, and no filing with the SEC or any other regulatory authority shall be required or shall be made voluntarily by the undersigned, the Company or any other person, prior to the expiration of the Lock-Up Period.

Annex D-2

In furtherance of the foregoing, Holisto and its transfer agent are hereby authorized to decline to make any Transfer of Lock-Up Securities if such Transfer would constitute a violation or breach of this lock-up agreement.

This lock-up agreement shall automatically terminate if the BCA (other than the provisions thereof which survive termination) shall terminate or be terminated in accordance with its terms.

Nothing contained in this lock-up agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

This lock-up agreement shall be governed by, construed and enforced in accordance with the laws of the State of New York without regard to the conflict of laws principles thereof. All actions arising out of or relating to this lock-up agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate court thereof). EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS PARAGRAPH.

This lock-up agreement supersedes in their entirety any and all existing lock-up agreements (howsoever named) with respect to the Held Securities, all of which existing lock-up agreements are hereby terminated, cancelled and annulled.

This lock-up agreement shall become effective automatically as of the Effective Time, without the need for any further action of any kind, by the undersigned, Holisto, Moringa and/or any other party whatsoever.

[Signature Page Follows]

Annex D-3

The undersigned also agrees and consents to the entry of stop transfer instructions with Holisto’s transfer agent against the Transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

Very truly yours,
Signature:
Print Name:

[Signature Page]

Annex D-4

Annex E

PRIVATE SHARES/PRIVATE WARRANTS

Lock-Up Agreement

June 9, 2022

Holisto Ltd.
Sderot Nim 2
Rishon Le’zion, Israel
Attn: Eran Shust

Re:            Lock-Up Agreement

Ladies and Gentlemen:

The undersigned, the Beneficial Owner (as defined in Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended) of 352,857 units, each consisting of (x) one Class A ordinary share, par value $0.0001 per share (“Moringa Class A Ordinary Share”), and (y) one-half of a warrant to purchase one Moringa Class A Ordinary Share, of Moringa Acquisition Corp (“Moringa”) (the “Held Securities”), understands that (i) Moringa entered into a Business Combination Agreement, dated as of June _, 2022 (the “BCA”), pursuant to which, inter alia, (A) all of the Held Securities shall be converted, as the case may be, into Ordinary Shares of Holisto Ltd. (“Holisto”), NIS 0.01 par value each (the “Ordinary Shares”) or warrants to purchase Ordinary Shares, and (B) Holisto shall prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 in connection with the registration under the U.S. Securities Act of 1933, as amended, of the Ordinary Shares and warrants to purchase Ordinary Shares, and (ii) Holisto entered into one or more Securities Purchase Agreements (the “Subscription Agreements”) providing for the offering to one or more subscribers of Holisto’s senior convertible notes, in an aggregate original principal amount of $30,000,000 (the “Notes”), which Notes shall be convertible into Ordinary Shares (i) and (ii), collectively, the “Offering”). In recognition of the benefit that the Offering will confer upon the undersigned as a securityholder of Holisto, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees that, during a period (the “Lock-Up Period”) commencing on the date hereof and ending thirty (30) days following the Effective Time (as defined below) (the “Final Lock-Up Termination Date”), the undersigned will not, without the prior written consent of Holisto, directly or indirectly, (i) lend, offer, pledge, sell, hypothecate, encumber, donate, assign, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, directly or indirectly (each, a “Transfer”) any Ordinary Shares or any securities convertible into or exchangeable or exercisable for Ordinary Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file, make any demand with respect to, cause to be filed, or exercise any right with respect to any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing (collectively, the “Lock-Up Securities”), (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction, described in clauses (i), or (ii) above, is to be settled by delivery of Lock-Up Securities or other securities, in cash or otherwise.

“Effective Time” means the time when a plan of merger between a wholly owned subsidiary of Holisto on the one side, and Moringa on the other side, has been registered by the Registrar of Companies of the Cayman Islands or such later time as Holisto and Moringa may agree and specify pursuant to the Cayman Islands Law.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may Transfer the Lock-Up Securities without the prior written consent of Holisto, provided that (1) only in the case of clauses (i), (ii), (iii) and (viii) below, Holisto receives a signed lock-up agreement for the balance of the lockup period from each donee, trustee, distributee, or transferee, as the case may be, (2) any such Transfer shall not involve a disposition for value, (3) such Transfers are not required to be reported with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (4) neither the undersigned nor any donee, trustee, distributee or transferee, as the case may be, otherwise voluntarily effects any public filing or report regarding such Transfers, provided that in the case of clauses (v) and (ix), if the undersigned is required to file a report under Section 16 of the Exchange Act

Annex E-1

during the Lock-Up Period, the undersigned shall include a statement in such report to the effect that such transfer is by operation of law, such as pursuant to a qualified domestic relations order or in connection with a divorce settlement or other court order, or is to the Company in connection with the vesting or settlement of restricted stock units or exercise of options, as the case may be:

(i)     to any member of the immediate family of the undersigned or to a trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); or

(ii)    as a distribution to limited partners, members, or stockholders of the undersigned; or

(iii)   to the undersigned affiliates or to any investment fund or other entity controlled or managed by the undersigned; or

(iv)   Transfers by gift, will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned; or

(v)    pursuant to a qualified domestic relations order or in connection with a divorce settlement or other court order; or

(vi)   to Holisto pursuant to the repurchase provisions of existing employment agreements and equity grant documents;

(vii)  to Holisto in satisfaction of any tax withholding obligation; or

(viii) as a bona fide gift or gifts.

(ix)   In addition, this lock-up agreement shall not restrict the delivery of Ordinary Shares to the undersigned upon vesting and settlement of restricted share units or exercise of options outstanding on the date hereof in accordance with their terms provided, that the restrictions of this letter shall apply to any Lock-Up Securities issued upon such conversion or exercise.

Moreover, no provision in this letter shall be deemed to restrict or prohibit (1) the transfer of the undersigned’s Lock-Up Securities to Holisto in connection with the termination of the undersigned’s services to Holisto; and (2) the transfer of Lock-Up Securities upon the completion of a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of Holisto’s securities involving a “change of control” (as defined below) of Holisto; provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the Ordinary Shares owned by the undersigned shall remain subject to the restrictions contained in this lock-up agreement. For purposes of this clause, “change of control” means the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that, in one transaction or a series of related transactions, any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than Holisto, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of total voting power of the voting shares of Holisto.

Furthermore, the undersigned may sell Ordinary Shares purchased by the undersigned on the open market following the Offering if and only if (i) such sales are not required to be reported in any public report or filing with the SEC (other than a Form 144 in relation to such a sale otherwise permitted hereunder), and (ii) neither the undersigned nor any purchaser of the Ordinary Shares otherwise voluntarily effects any public filing or report or other public notice regarding such sales.

Nothing in this letter shall prevent the establishment by the undersigned of any contract, instruction or plan (a “Plan”) that satisfies all of the requirements of Rule 10b5- 1(c)(1)(i)(B) under the Exchange Act; provided, however, that it shall be a condition to the establishment of any such Plan that no sales of the securities subject to such Plan shall me made prior to the expiration of the Lock-Up Period; and provided, further, that such a Plan may only be established if no public announcement of the establishment or the existence thereof, and no filing with the SEC or any other regulatory authority shall be required or shall be made voluntarily by the undersigned, the Company or any other person, prior to the expiration of the Lock-Up Period.

Annex E-2

In furtherance of the foregoing, Holisto and its transfer agent are hereby authorized to decline to make any Transfer of Lock-Up Securities if such Transfer would constitute a violation or breach of this lock-up agreement.

This lock-up agreement shall automatically terminate if the BCA (other than the provisions thereof which survive termination) shall terminate or be terminated in accordance with its terms.

Nothing contained in this lock-up agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

This lock-up agreement shall be governed by, construed and enforced in accordance with the laws of the State of New York without regard to the conflict of laws principles thereof. All actions arising out of or relating to this lock-up agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate court thereof). EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS PARAGRAPH.

This lock-up agreement supersedes in their entirety any and all existing lock-up agreements (howsoever named) with respect to the Held Securities, all of which existing lock-up agreements are hereby terminated, cancelled and annulled.

This lock-up agreement shall become effective automatically as of the Effective Time, without the need for any further action of any kind, by the undersigned, Holisto, Moringa and/or any other party whatsoever.

[Signature Page Follows]

Annex E-3

The undersigned also agrees and consents to the entry of stop transfer instructions with Holisto’s transfer agent against the Transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

Very truly yours,
Moringa Sponsor US L.P.
Signature:
Print Name:

[Signature Page]

Annex E-4

Annex F

AMENDED AND RESTATED SHAREHOLDERS’ RIGHTS AGREEMENT

THIS AMENDED AND RESTATED SHAREHOLDERS’ RIGHTS AGREEMENT (this “Agreement”) is made as of this [_] day of [____], 2021 by and among Holisto Ltd., Registration No. 515341535, a company, incorporated under the laws of the State of Israel, having its registered offices at 2 Sderot Nim, Rishon Lezion, Israel (the “Company”), the investors listed on Schedule A hereto, including shareholders who have become party hereto from time to time hereafter with the consent of the Company upon execution of the Joinder set forth in Annex A hereto and whose names will be added to an updated version of such Schedule A (collectively, the “Investors”) and the shareholders of the Company listed on Schedule B hereto (the “Key Holders”) (the Investors and the Key Holders collectively, the “Shareholders”).

W I T N E S S E T H:

WHEREAS, the Company, the Key Holders and certain of the Investors and are parties to that certain Investors’ Rights Agreement dated as of March 19, 2019 (the “Prior Agreement”);

and desire to amend, restate and terminate the Prior Agreement in its entirety and to accept the rights and obligations created pursuant to this Agreement, in lieu of the rights and obligations imposed on or granted to them under the Prior Agreement.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.      Registration. The following provisions shall govern the registration of the Company’s securities:

1.1    Definitions. As used in this Agreement, the following terms have the following meanings:

1.1.1.     “Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person. The term “control” as used herein shall mean the holding of the majority of the shares of such party, or the power to appoint the majority of the directors of such party or the power to direct the management and policies of such party, through contractual means or otherwise.

1.1.2.     “Articles” means the articles of the Company as amended from time to time.

1.1.3.     “Excluded Registration” means (i) a demand registration under Section 1.3 or Section 1.4 of this Agreement or a registration relating to the sale of securities to employees of the Company or a subsidiary pursuant to a share option, share purchase, or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Ordinary Shares being registered are Ordinary Shares issuable upon conversion of debt securities that are also being registered.

1.1.4.     “Holder” means a party to this Agreement as long as it holds Registrable Securities (as defined below) or shares convertible into Registrable Securities, and/or such other holder of outstanding Registrable Securities that acquired such Registrable Securities or shares convertible into Registrable Securities from a party to this Agreement (and thereafter from such acquiring holder) in a transaction or series of transactions not involving any registered public offering and that is made in compliance with the provisions hereof.

1.1.5.     “Initiating Holders” means holders of Investor Registrable Securities holding more than fifty percent (50%) of the Investor Registrable Securities, assuming for purposes of such determination the conversion of all shares convertible into Investor Registrable Securities.

Annex F-1

1.1.6.     “Fosun Entity” means each of Triumph Explorer Group Limited, Ruipan Investment (BVI) Limited, Ruizheng Investment (BVI) Limited, and any Affiliate of the foregoing.

1.1.7.     “Form F-3” means Form F-3 under the United States Securities Act of 1933, as amended (the “Securities Act”), as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the Securities and Exchange Commission (“SEC”) which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.1.8.     “Ordinary Share” means Company’s Ordinary Shares, of no par value.

1.1.9.     “Permitted Transfer” means a transfer of Registrable Securities by any Holder that is made in accordance with the Articles, and constitutes either (i) at least 1% of the issued and outstanding share capital of the Company on the date of transfer, or (ii) at least 50% of the Registrable Securities that are held by such Holder as of the date hereof.

1.1.10.   “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.1.11.   “Register”, “registered” and “registration” refer to a registration effected by filing a registration statement in compliance with the Securities Act and the declaration or ordering by the SEC of effectiveness of such registration statement, or the equivalent actions under the laws of another jurisdiction.

1.1.12.   “Investor Registrable Securities” means (i) all Ordinary Shares held (or to be held) by the Investors, and (ii) any Ordinary Shares issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clause (i). Schedule C hereto sets forth a list of the outstanding Investor Registrable Securities and Holders thereof as of the date hereof.

1.1.13.   “Key Holder Registrable Securities” means all Ordinary Shares held (or to be held) by the Key Holders, and (ii) any Ordinary Shares issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clause (i). Schedule D hereto sets forth a list of the outstanding Key Holder Registrable Securities and Holders thereof as of the date hereof

1.1.14.   “Registrable Securities” means any and all of the following: (i) Investor Registrable Securities; and (ii) Key Holders Registrable Securities; excluding however, in all cases, (a) Ordinary Shares which have previously been registered under an effective registration statement filed pursuant to the Securities Act and disposed of in accordance with such registration statement, (b) Ordinary Shares which have otherwise previously been sold to the public, (c) Ordinary Shares that could be sold by the holder thereof (in accordance with applicable law and together with any affiliates with whom such holder must aggregate its sales under Rule 144) pursuant to Rule 144(b)(1) promulgated under the Securities Act if the holder thereof and any such affiliates hold less than five percent (5%) of the issued and outstanding Ordinary Shares of the Company, and (d) any Registrable Securities sold in a transaction in which rights under this Section 1 are not assigned in accordance with the provisions herein. The number of “Registrable Securities” outstanding shall be determined by the number of Ordinary Shares outstanding and/or issuable pursuant to then exercisable or convertible securities, in each case that are Registrable Securities.

1.1.15.   “IPO” means: (i) the closing of the Company’s initial firmly underwritten public offering of its Ordinary Shares pursuant to an effective registration statement under the Securities Act, or equivalent law of another jurisdiction, or (ii) a transaction resulting in the initial registration of

Annex F-2

the Company’s Ordinary Shares (or initial or continued registration of the class of securities exchanged for Company securities in such transaction) under the Securities Exchange Act of 1934, as amended (or equivalent securities law of another jurisdiction) (a “SPAC Transaction”).

1.2    Incidental Registration. If the Company at any time proposes to register any of its securities for its own account, in connection with the public offering of such securities solely for cash (other than Excluded Registrations), it shall promptly give notice to the Holders of such intention but not less than fifteen (15) business days prior to the filing of the respective registration statement. Upon the written request of any Holder given within twenty (20) days after receipt of any such notice, the Company shall, subject to the provisions of this Section 1.2, use its commercially reasonable efforts to cause to be registered all of the Registrable Securities indicated in such request, so as to permit the disposition of the shares so registered. Prior to the commencement of any “road show”, any Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any registration by giving written notice to the Company of its request to withdraw and such withdrawal shall be irrevocable and, after making such withdrawal, such Holder shall no longer have any right to include Registrable Securities in such registration as to which such withdrawal was made.

If the managing underwriter advises the Company in writing that marketing factors require a limitation of the number of shares to be underwritten, then the number of shares of securities that are entitled to be included in the registration shall be allocated in the following order of priority: first, the Company shall be entitled to register all of the securities the Company wishes to register for its own account, subject to the provisions of Section 1.3 below; second, if remaining, the Holders of Investor Registrable Securities shall be entitled to register such number of Investor Registrable Securities requested to be registered by them (pro rata to the respective number of Investor Registrable Securities requested by the Holders to be included in the registration); third, if remaining, the Holders of Key Holders Registrable Securities shall be entitled to register such number of Key Holders Registrable Securities requested to be registered by them (pro rata to the respective number of Key Holders Registrable Securities requested by the Holders to be included in the registration); and fourth, if remaining, any other securities of the Company held by other shareholders. Notwithstanding any other provision of this Section 1.2, following the IPO (i.e. a second or any subsequent Company initiated registration), the aggregate amount of Investor Registrable Securities which shall have the right to participate in any proposed registration following the IPO shall not be reduced below thirty percent (30%) of the aggregate amount of securities proposed to be so registered.

It is hereby clarified that the right of the Holders under this Section 1.2 may be used for an unlimited number of times subject to the above qualifications. Registrations effected pursuant to this Section 1.2 shall not be counted as registrations effected pursuant to Section 1.3 or Section 1.4 below.

1.3    Demand Registration. At any time (i) beginning six (6) months following the closing of an IPO which is not a SPAC Transaction, or (ii) six (6) months following the closing of an IPO which is a SPAC Transaction and provided all lockup periods applicable to any Initiating Holders have terminated or been waived, the Initiating Holders may request in writing that all or part of the Registrable Securities held by them shall be registered for trading on any securities exchange or under any market system as to which any of the Company’s Ordinary Shares are then admitted for trading (a “Registration Request”). Any such demand must request the registration of shares in a reasonably estimated minimum amount of US $5,500,000. Within ten (10) days after receipt of the Registration Request, the Company shall give written notice of such request to the other Holders and shall include in such registration all Registrable Securities held by all such Holders who wish to participate in such demand registration and provide the Company with written requests for inclusion therein within twenty (20) days after the receipt of the Company’s notice. Thereupon, the Company shall use its commercially reasonable efforts, subject to the provisions of this Section 1.3, to cause the registration of all Registrable Securities as to which it has received requests for registration for trading on the securities exchange specified in the request for registration (the “Participating Registrable Securities”) as soon as possible thereafter; provided, however, that the Company shall not be required to

Annex F-3

effect more than two (2) registrations under this Section 1.3 provided that each such registration has been declared or ordered effective and has remained effective as required under the terms of this Agreement, and further provided that the Company shall not be required to affect any registration under this Section 1.3 within a period of one hundred and eighty (180) days following the effective date of a previous registration. A registration shall not be counted as “effected” for purposes of this Subsection 1.3 until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to this Subsection in which case such withdrawn registration statement shall be counted as “effected” for purposes of this Subsection.

1.3.1.     Notwithstanding any other provision of this Section 1.3, if the managing underwriter advises the Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the amount of Participating Registrable Securities proposed to be registered shall be in the following order of priority: first, the Holders of Investor Registrable Securities shall be entitled to register all of the Investor Registrable Securities requested to be registered by them (pro rata to the respective number of Investor Registrable Securities requested by the Holders to be included in the registration); second, if remaining, the Holders of Key Holders Registrable Securities shall be entitled to register all of the Key Holders Registrable Securities requested to be registered by them (pro rata to the respective number of Key Holders Registrable Securities requested by the Holders to be included in the registration); third, if remaining, securities which the Company wishes to register on its own behalf; and fourth, if remaining, any other securities of the Company. In any event all Investor Registrable Securities must be included in such registration prior to any other shares of the Company.

1.3.2.     If the Company shall furnish to the Holders a certificate signed by either the chairperson of the Board of Directors of the Company (the “Board”) or the Chief Executive Officer of the Company stating that in the good faith judgment of the Board it would be detrimental to the Company or its shareholders for a registration under this Section 1.3 to be effected at such time, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer such registration for a period of not more than one hundred and twenty (120) days after receipt of the Registration Request; provided, however that the Company shall not utilize this right more than once in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such one hundred and twenty (120) day period other than an Excluded Registration.

1.4    Form F-3 Registration. As soon as practical after its initial public offering, the Company shall fulfill all reporting requirements and use its commercially reasonable efforts in order to qualify for registration on Form F-3 or any comparable or successor form or forms and to maintain such qualification after the Company has qualified for the use of Form F-3. After the Company has qualified for the use of Form F-3, any Holder of Investor Registrable Securities shall have the right to submit a written request or requests that the Company effect a registration on Form F-3, and any related qualification or compliance, with respect to Registrable Securities where the aggregate net proceeds from the sale of such Registrable Securities are equal to not less than US$1,500,000. The Company shall, within twenty (20) days after receipt of any such request, give written notice of the proposed registration, and any related qualification or compliance, to all other Holders, and include in such registration all Registrable Securities held by all such Holders who wish to participate in such registration and provide the Company with written requests for inclusion therein within twenty (20) days after the receipt of the Company’s notice. Thereupon, the Company shall use commercially reasonable efforts, subject to the provisions of this Section 1.4, to effect such registration and all such qualifications and compliances as may be reasonably so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holder’s Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this Section 1.4,

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(i) if Form F-3 is not available for such offering by the Holders; (ii) if the Company shall furnish to the Holders a certificate signed by either the chairperson of the Board or the Chief Executive Officer of the Company stating that in the good faith judgment of the Board it would be detrimental to the Company or its shareholders for such Form F-3 registration statement to be effected at such time, because such action would (a) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (b) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer such registration for a period of not more than one hundred eighty (180) days after receipt of the Registration Request, in which event the Company shall have the right to defer the filing of the Form F-3 registration statement for a period of not more than one hundred eighty (180) days after receipt of the request of the Holder or Holders under this Section 1.4; provided, however, that the Company shall not utilize this right more than once in any twelve (12) month period; (iv) during the period that is sixty (60) days before the Company’s good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (v) if the Company has, within the twelve (12) month period preceding the date of such request, already effected two (2) registrations on Form F-3 for the Holders pursuant to this Section 1.4. It is hereby clarified that the right of the Holders under this Section 1.4 may be used for an unlimited number of times subject to the above qualifications. Registrations effected pursuant to this Section 1.4 shall not be counted as registrations effected pursuant to Section 1.3 above.

1.5    Designation of Underwriter. (a) In the case of any registration effected pursuant to Sections 1.3 or 1.4, the Holders that submitted the request for registration shall have the right to designate the managing underwriter(s) in any underwritten offering; provided, however, that the selected underwriter(s) is subject to the Company’s approval, which shall not be unreasonably withheld. In the case of any registration initiated by the Company, the Company shall have the right to designate the managing underwriter in any underwritten offering. In connection with any offering involving an underwriting of shares of the Company, the right of any Holder to include such Holder’s Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting.

1.6    Expenses. All customary expenses, including without limitation the reasonable fees and expenses of one (1) counsel for the Holders incurred in connection with any registration under Sections 1.2, 1.3 or 1.4, shall be borne by the Company; provided, however, that each of the Holders participating in such registration shall pay its pro rata portion of discounts and commissions payable to any underwriter and transfer taxes; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority (i.e. over 50%) of the Investor Registrable Securities at the relevant time (the “Majority Investors”) agree to forfeit their right to one registration pursuant to Subsections 1.3 or 1.4, as the case may be.

1.7    Indemnities. In the event of any registered offering of Registrable Securities pursuant to this Section 1:

1.7.1.     The Company will indemnify and hold harmless, to the extent permitted by law, any Holder, whose Registrable Securities are included in the registration, and any underwriter for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, from and against any and all losses, damages, claims, liabilities, joint or several, costs and expenses (including any amounts paid in any settlement effected with the Company’s consent) to which the Holder or any such underwriter or controlling person may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs or expenses arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained

Annex F-5

in the registration statement or included in the prospectus, as amended or supplemented, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading, and the Company will reimburse the Holder, such underwriter and each such controlling person of the Holder or the underwriter, promptly upon written demand, for any reasonable legal or any other expenses incurred by them in connection with investigating, preparing to defend or defending against or appearing as a third-party witness in connection with such loss, claim, damage, liability, action or proceeding; provided, however, that the Company will not be liable to any Holder, underwriter or controlling person in any such case to the extent that any such loss, damage, liability, cost or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished in writing by such Holder, such underwriter or such controlling persons claiming for indemnification in writing specifically for inclusion therein; provided further, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations; provided further, that the indemnity agreement contained in this Section 1.7.1 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the written consent of the Company, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the selling shareholder, the underwriter or any controlling person of the selling shareholder or the underwriter, and regardless of any sale in connection with such offering by the selling shareholder. Such indemnity shall survive the transfer of securities by a selling shareholder.

1.7.2.     Each Holder participating in a registration hereunder will furnish to the Company in writing any information regarding such Holder and his or her intended method of distribution of Registrable Securities as the Company may reasonably request and will indemnify and hold harmless the Company and each of its directors, each of its officers who has signed the registration statement, legal counsel and accountants for the Company, any underwriter for the Company, any other person participating in the distribution and each person, if any, who controls the Company, such underwriter, or such other person from and against any and all losses, damages, claims, liabilities, joint or several, costs or expenses (including any amounts paid in any settlement effected with the selling shareholder’s consent) to which the Company or any such controlling person and/or any such underwriter may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs or expenses arise out of or are based on (i) any untrue or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented, or (ii) the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, and each such Holder will reimburse the Company, any underwriter, any other person participating in the distribution and each such controlling person of the Company, any underwriter or other person, promptly upon demand, for any reasonable legal or other expenses incurred by them in connection with investigating, preparing to defend or defending against or appearing as a third-party witness in connection with such loss, claim, damage, liability, action or proceeding; in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in strict conformity with written information furnished by such Holder specifically for inclusion therein. The foregoing indemnity agreement shall be individual and several by each Holder and shall not be jointly; provided further, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations; provided further, that the indemnity agreement contained in this Section 1.7.2 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Holders, as the case may be, which consent shall not be unreasonably withheld. In no event shall the liability of a Holder exceed the net proceeds from the offering received by such Holder (i.e. net of discounts and commissions payable to any underwriter but not taxes).

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1.7.3.     Promptly after receipt by an indemnified party, pursuant to the provisions of Section 1.7.1 or 1.7.2, of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions, such indemnified party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said Section 1.7.1 or 1.7.2, promptly notify the indemnifying party of the commencement thereof; but the omission to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than hereunder. In case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, that if the defendants in any action include both the indemnified party and the indemnifying party and the indemnified party reasonably believes that there is a conflict of interests which would prevent counsel for the indemnifying party from also representing the indemnified party, the indemnified party or parties shall have the right to select one separate counsel to participate in the defense of such action on behalf of such indemnified party or parties. After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of said Section 1.7.1 or 1.7.2 for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof, unless (i) the indemnified party shall have employed counsel in accordance with the provision of the preceding sentence, (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action, or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party. No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

1.7.4.     Notwithstanding anything to the contrary herein, the foregoing indemnity agreements of the parties in this Section 1.7 are subject to the condition that, insofar as they relate to losses, damages, claims, liabilities, costs and expenses arising from any untrue statement or alleged untrue statement of a material fact contained, or omission or alleged omission of a material fact from, a preliminary prospectus (or necessary to make the statements therein not misleading) that has been corrected in the form of prospectus included in the registration statement at the time it becomes effective, or any amendment or supplement thereto filed with the SEC under the Securities Act (the “Final Prospectus”), such indemnity agreement shall not inure to the benefit of any person if a copy of the Final Prospectus was furnished to the indemnified party and such indemnified party failed to deliver, at or before the confirmation of the sale of the shares registered in such offering, a copy of the Final Prospectus to the person asserting the loss, liability, claim or damage, in any case in which such delivery was required under the Securities Act.

1.7.5.     If recovery is not available under the foregoing indemnification provisions, for any reason other than as specified therein, the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations. In determining the amount of contribution to which the respective parties are entitled, there shall be considered the parties’ relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and any other equitable considerations appropriate under the circumstances. In no event shall the liability of a Holder exceed the net proceeds from the offering received by such Holder.

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1.7.6.     Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 1.7 shall survive the completion of any offering of Registrable Securities in a registration under this Section 1.7, and otherwise shall survive the termination of this Agreement.

1.8    No Registration Rights to Third Parties. Without the prior written consent of the holders of a majority of the Investor Registrable Securities, the Company covenants and agrees that it shall not grant, or cause or permit to be created, for the benefit of any Person, any registration rights of any kind (whether similar to the demand or Form F-3 registration rights described in Section 1, or otherwise) relating to any voting securities of the Company, other than rights that are on a parity with or subordinate in right to those granted to the Holders hereunder; provided, however, that the Company may without such consent (i) enter into an agreement with any holder or prospective holder of any securities of the Company that would allow such holder or prospective holder to include such securities in any registration pursuant to this Section 1 if the rights of such holder or prospective holder are subordinate to the rights of the Holders hereunder.

1.9    Reports under Securities Exchange Act of 1934. In the event the Company becomes subject to reporting under the Exchange Act, then with a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act (“Rule 144”) and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form F-3, the Company agrees to:

1.9.1.     make and keep public information available, as those terms are understood and defined in Rule 144, at all times after ninety (90) days after the effective date of the first registration statement filed by the Company for the offering of its securities to the general public;

1.9.2.     file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

1.9.3.     furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company), the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form F-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

1.9.4.     Obligations of the Company. Whenever required under this Section 1 to affect the registration of any Registrable Securities, the Company shall:

1.9.5.     prepare and file with the SEC (or other applicable body) a registration statement with respect to such Registrable Securities and use its reasonable commercial efforts to cause such registration statement to become effective as soon as possible, and keep such registration statement effective for a period of up to 6 months or, if sooner, until the distribution contemplated in the Registration Statement has been completed;

1.9.6.     prepare and file with the SEC (or other applicable body) such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act (or such other law as may be applicable) with respect to the disposition of all Registrable Securities covered by such registration statement;

1.9.7.     furnish to the Holders whose Registrable Securities are being registered such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them;

Annex F-8

1.9.8.     use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

1.9.9.     in the event of any underwritten public offering, use its commercially reasonable efforts to enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering;

1.9.10.   notify each holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act of the happening of any event that comes to its knowledge, as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

1.9.11.   notify each Holder of Registrable Securities covered by such registration statement, promptly after the Company shall receive notice thereof, of the time when such registration statement becomes effective or when any amendment or supplement or any prospectus forming a part of such registration has been filed.

1.9.12.   advise each Holder whose Registrable Securities are included in such registration statement promptly after the Company shall receive notice or otherwise obtain knowledge of the issuance of any order by the SEC suspending the effectiveness of such registration statement or amendment thereto or of the initiation or threatening of any proceeding for that purpose, and promptly use its reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal promptly if a stop order should be issued;

1.9.13.   use its commercially reasonable efforts to cause all Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed;

1.9.14.   provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

1.9.15.   use its best efforts to comply with all applicable rules and regulations of the SEC, and commercially reasonable efforts to make available to its security holders, as soon as reasonably practicable, any required documents;

1.9.16.   upon request, make available for inspection by the selling Holders, any underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company’s officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

1.9.17.   after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus; and

1.9.18.   furnish, at the request of any Holder requesting registration of Registrable Securities pursuant to this Section 1 at such Holder’s expense, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Section 1, if such

Annex F-9

securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the to the Holders requesting registration of Registrable Securities and (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the to the Holders requesting registration of Registrable Securities.

1.10  Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Section 1 may not be assigned except as hereinafter provided. Any Holder may assign its rights to cause the Company to register Registrable Securities pursuant to this Section 1 (but only with all related obligations) to a transferee of such Registrable Securities and with respect only to such Registrable Securities duly transferred or assigned to such transferee; provided that (i) the Company is, within twenty (20) days after such transfer, furnished with written notice of the name and address of such transferee and the securities with respect to which such registration rights are being assigned; and (ii) such transferee agrees in writing to be bound by and subject to the terms and conditions of this Agreement, including without limitation the provisions of this Section 1.10. Such transferee to whom registration rights under this Section 1 are duly assigned in accordance with this Section 1.11 shall not be treated for any purpose herein as an assignee of such rights unless and until the Company has been furnished with the notice under clause (i) above and with a copy of the undertaking under clause (ii) above and, until such time, the transferring Holder shall continue to be regarded and treated as a Holder with respect to such Registrable Securities.

1.11  Lock-Up. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter or, in the case of an IPO that is a SPAC Transaction, the prior written consent of the Company, during the period commencing on the date of the final prospectus relating to the IPO, or in the case of an IPO that is a SPAC Transaction, the date of the consummation of the SPAC Transaction, and ending on the date specified by the Company and/or the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the IPO, which period may be extended upon the request of the managing underwriter, to the extent required by any NASD rules, for an additional period of up to fifteen (15) days if the Company issues or proposes to issue an earnings or other public release within fifteen (15) days of the expiration of the 180-day lockup period, or (y) ninety (90) days in the case of any registration other than the IPO which period may be extended upon the request of the managing underwriter, to the extent required by any NASD rules, for an additional period of up to fifteen (15) days if the Company issues or proposes to issue an earnings or other public release within fifteen (15) days of the expiration of the 90-day lockup period, notwithstanding the foregoing, however, any agreement consummated in connection with a SPAC Transaction that stipulates a longer lock-up period(s) shall supersede and govern in all respects): (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Ordinary Shares held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Ordinary Shares or other securities, in cash, or otherwise. The foregoing provisions of this Section 1.11 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement and shall be applicable to the Holders only if all shareholders holding more than 1% of the Company’s outstanding share capital (on an as converted basis) and the officers and directors of the Company are subject to the same restrictions. The underwriters in connection with such registration are intended third-party beneficiaries of this Section 1.11 and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 1.11 or that are necessary to

Annex F-10

give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Holders subject to such agreements, based on the number of shares subject to such agreements.

1.12  Public Information. At any time and from time to time after the lapse of 90 days following the close of business on such date as a registration statement filed by the Company under the Securities Act becomes effective, the Company shall undertake to make publicly available and available to the Holder pursuant to Rule 144, such information as is necessary to enable the Holder to make sales of Registrable Securities pursuant to that Rule. The Company shall use commercially reasonable efforts to comply with the current public information requirements of Rule 144 and shall furnish thereafter to the Holder, upon request, a written statement executed by the Company as to the steps it has taken to so comply at any time after it has become subject to such reporting requirements.

1.13  Foreign Offerings. The provisions of this Section 1 shall apply, mutatis mutandis, to any registration of the securities of the Company outside of the United States.

1.14  Reserved.

1.15  Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder’s Registrable Securities.

1.16  Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Section 1.2, Section 1.3 or Section 1.4 shall terminate with respect to Registrable Securities upon the earliest to occur: (i) as to any Holder who holds less than 1% of the outstanding shares of the Company on an as converted basis (taken into account also any holdings of Affiliates of such Holder with whom such Holder must aggregate its sales under Rule 144), when such Registrable Securities could be sold without any restriction on volume or manner of sale in any three-month period under SEC Rule 144 or any successor or other similar exemption; (ii) when such Registrable Securities have been effectively registered and sold under the Securities Act and/or any other applicable securities law; (iii) when, following an IPO, such Registrable Securities have been sold pursuant to an exception to the registration requirements of the Securities Act.

2       Covenants.

2.1    FCPA. The Company represents that it shall not and shall not permit any of its subsidiaries or Affiliates or any of its or their respective directors, officers, managers, employees, independent contractors, representatives or agents to promise, authorize or make any payment to, or otherwise contribute any item of value to, directly or indirectly, any Non-U.S. Official, in each case, in violation of the Foreign Corrupt Practices Act of 1977 (“FCPA”), the U.K. Bribery Act or any other applicable anti-bribery or anti-corruption law. The Company further represents that it shall and shall cause each of its subsidiaries and Affiliates to cease all of its or their respective activities, as well as remediate any actions taken by the Company, its subsidiaries or Affiliates, or any of their respective directors, officers, managers, employees, independent contractors, representatives or agents in violation of the FCPA, the U.K. Bribery Act or any other applicable anti-bribery or anti-corruption law. The Company further represents that it shall and shall cause each of its subsidiaries and Affiliates to maintain systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) to ensure compliance with the applicable law (e.g., FCPA, the U.K. Bribery Act or any other applicable anti-bribery or anti-corruption law).

2.2    Proprietary Information and Inventions Agreements. The Company shall require all new employees and consultants to execute and deliver a Proprietary Information and Inventions Agreement in substantially the form approved by the Board.

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2.3    GDPR. The Company shall cause its operations and activities to be in compliance in all material respects and to the extent applicable to the Company and its subsidiaries, with applicable privacy laws, including, without limitations, the Data Standards and with Regulation (EU) 2016/679 (General Data Protection Regulation) as soon as practicable following the date hereof, and shall maintain such compliance on an ongoing basis.

2.4    Limitation on Use of Branding. Unless agreed and authorized/licensed by an applicable Fosun Entity in writing in advance, each of the other parties shall not, and shall procure that each of its Affiliates shall not, at any time or in any manner (either directly or indirectly, and either explicitly or impliedly), (i) use, register or apply for the registration of any of the trademarks (whether registered or not), brands, signals or logos owned or lawfully used by such Fosun Entity or any of its Affiliates (the “Brands”), or any characters, words, symbols or identifications similar to any of the Brands and existing in whatever language form or any combination thereof, or (ii) use or cite the name, portrait, image, speech or comment (or any part thereof) of any director, supervisor, management officer or employee of such Fosun Entity or any of its Affiliates, all except as reasonably required for such party’s internal purposes and/or as required under applicable law. The Brands include but are not limited to: “Fosun”, “Fosun Kinzon”, Fosun Kinzon Capital, “Fosun RZ”, Fosun RZ Capital”, “Fosun Tourism” and “FolidayMet.

2.5    Confidentiality. Each Shareholder (without derogating from any other agreement such Shareholder may have with the Company or any obligation under applicable law) undertakes to keep confidential and not disclose, divulge, or use for any purpose (other than to monitor its holdings in the Company) any confidential information obtained from the Company or its subsidiaries pursuant to the terms of this Agreement or otherwise (including notice of the Company’s intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Agreement or other confidentiality obligation by such Shareholder), (b) is or has been made known or disclosed to such party by a third party without, to such party’s knowledge, a breach of any obligation of confidentiality such third party may have to the Company or its subsidiaries, or (c) was in such party’s possession or known by such party without restriction or confidentiality obligation prior to receipt from the Company as evidenced by written records; provided, however, that a Shareholder may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company or the enforcement of any of its rights as a shareholder of the Company and provided that such persons are bound by confidentiality obligations no less onerous than the terms hereof and further provided that such Shareholder remains responsible towards the Company for any unauthorized disclosure by such persons; (ii) to any prospective purchaser of any Registrable Securities from such Shareholder, if such prospective purchaser agrees in advance and in writing to keep such information confidential and to be bound by confidentiality undertakings towards the Company in a form acceptable to the Company, provided that if such prospective purchaser is not a purely financial investor (including, if it is a competitor of the Company, as shall be determined in good faith by the Board), such disclosure shall require the Company’s prior consent; and (iii) if such Shareholder is an Investor, the Investor may make a general disclosure, not containing proprietary information or intellectual property or other highly confidential non-financial matters, regarding the general nature of the Company including its financial condition (including summary and general information regarding the Company’s revenues and profits) to its shareholders, equity holders, partners or members in connection with periodic reports thereto; (each of the foregoing persons under (i) through (iii), a “Permitted Disclosee”); provided that such Permitted Disclosees are under an obligation to keep such information confidential and such Investor remains responsible towards the Company for any breach by such Permitted Disclosees; and (iv) as otherwise required by applicable law, provided that the Shareholder notifies the Company in advance of such disclosure and takes reasonable steps, at the Company’s request and expense, to minimize the extent of any such required disclosure, subject to applicable law. Furthermore, nothing contained herein shall prevent any party hereto from entering into any business, entering into any agreement with a third party, or investing in or engaging in investment discussions with any other company (whether or not competitive with the Company), provided that such party does not, except as permitted in accordance with this Section 2.5, disclose or otherwise make use of any proprietary or confidential information of the Company in connection with such activities.

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2.6    Termination of Past Agreements. By entering into this Agreement, each Shareholder hereby irrevocably and unconditionally (i) agrees that any and all Past Agreements (as defined below), and all rights, warranties, representations, obligations, covenants, undertakings and liabilities, thereunder or related thereto or made in connection therewith, of any kind and nature, are hereby terminated, cancelled, annulled and extinguished in their entirety, and no further claim, suit, demand or cause of action of any kind may be made or brought forward under, pursuant to or in connection with any such Past Agreements, and (ii) acknowledges that the undersigned Shareholders constitute, pursuant to the terms of each Past Agreement, the requisite majority required to cause such Past Agreement to be terminated, cancelled, annulled and extinguished, and to waive, on behalf of itself and on behalf of all equity holders of the Company that are a party thereto, any right, claim, suit or demand arising thereunder or in connection therewith.

“Past Agreements” means any and all contracts, agreements, binding arrangements, notes, indentures, debt and/or instruments, whether written or, to the extent legally binding, oral, of the Company or any subsidiary thereof (i) related to any investment in the Company or any subsidiary thereof, including by way of convertible debt (and including, without limitation, any share purchase agreements, stock purchase agreements, convertible loan agreements, Simple Agreements for Future Equity (SAFE), Keep It Simple Securities (KISS), advance investment agreements, convertible investment agreements, convertible note and the like), and/or (ii) pursuant to which any equity holder of the Company receives or is entitled to receive any investor rights, veto rights, preemptive rights, rights of first refusal, rights of first offer, rights to notice, rights of co-sale, registration rights, information rights, director or board observer designation rights and/or similar rights. Without limiting the foregoing, the term “Past Agreements” shall include any and all management rights letters, side letters, shareholders’ agreements, voting agreements, registration rights agreements, co-sale agreements, or other similar instruments or obligations of any kind.

3       Miscellaneous.

3.1    Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

3.2    Governing Law. This Agreement shall be governed by and construed according to the laws of the State of Israel, without regard to the conflict of laws provisions thereof. Any dispute arising under or in relation to this Agreement shall be resolved in the competent court for Tel Aviv-Jaffa district, and each of the parties hereby submits irrevocably to the jurisdiction of such court.

3.3    Successors and Assigns; Assignment. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto. None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred without the prior consent in writing of each party to this Agreement, except that any Holder that transfers Registrable Securities pursuant to a Permitted Transfer may assign to the respective transferee, together with such transfer, its rights to cause the Company to register such Registrable Securities pursuant to Section 1 hereof (but together with and subject to all obligations of such Holder hereunder). The transferor shall, as a condition to such transfer, furnish the Company with written notice of the name and address of such transferee and the Registrable Securities with respect to which such registration rights are being assigned, and the transferee’s written agreement to be bound by the transferee’s obligations hereunder.

3.4    Entire Agreement; Amendment and Waiver. This Agreement and the Schedules hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) with the written consent of the Company and the Majority Investors, provided that no amendment or waiver shall result in: (i) the adverse change of the rights of any class of shares or shareholder, as the case may be, without a similar adverse change to the rights of all other shares or shareholders, as the case may be; or (ii) in a change which favorably affects any class of shares or shareholders, as the case may be, without a similar effect on all other shares or shareholders, as the case may be, unless with respect to both (i) and (ii) a majority of such class or such party adversely affected or not been favorably treated, as the case may be, has given its written consent thereto. Any amendment or waiver effected in accordance with

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this paragraph shall be binding upon each party hereto. The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Section 3.4 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

3.5    Notices, etc. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied or mailed by registered, electronic or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision:

if to the Investors:

To their respective addresses as set forth on Schedule A or as otherwise set forth in the records of the Company or such other address for such Investor as shall be designated in writing from time to time by such Investor

if to the Company:	Holisto Ltd. 2 Nim Boulevard, Rishon Le’zion, Israel Fax: (+972)-774044273

with a copy (which shall not constitute notice) to:

Shibolet & Co
4 Berkowitz St., Tel-Aviv, Israel
Email: O.Ben-Yehuda@shibolet.com
Attn: Ofer Ben Yehuda, Adv.

if to the Key Holders:

To the respective parties at their addresses as set forth on Schedule B or as otherwise set forth in the records of the Company or such other address for such Key Holder as shall be designated in writing from time to time by such Key Holder notice sent in accordance with this Section 3.5 shall be effective (i) if mailed, five (5) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via email, upon transmission, or, if transmitted on a non-business day, on the first business day following transmission (provided, however, that any notice of change of address shall only be valid upon receipt of such by the Company).

3.6    Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

3.7    Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

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3.8    Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

3.9    Aggregation of Shares. All Ordinary Shares held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement. For the purpose of this Section 3.9 “affiliated entities or persons” shall mean, with respect to any entity or person, its Affiliates.

3.10  Acknowledgment. Nothing in this Agreement shall preclude or in any way restrict an Investor from investing or participating in any particular enterprise whether or not such enterprise has products or services which compete with those of the Company, provided that such does not involve any use of any information detailed in Section 2.5 above, in breach of such Section 2.5, and provided further, that nothing herein shall be construed as to relieve an Investor of any fiduciary or similar duties such Investor and/or any of its representatives has or may have towards the Company under applicable law.

3.11  Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

[SIGNATURE PAGE FOLLOWS]

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Annex G

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2022, is made and entered into by and among Holisto Ltd., a company incorporated under the State of Israel (the “Company”); Moringa Sponsor, L.P., a Cayman Islands exempted limited partnership (which we refer to, together with its wholly-owned subsidiary, Moringa Sponsor US L.P., a Delaware limited partnership, as the “Sponsor”); EarlyBirdCapital, Inc. (the “Representative”, and the Sponsor, the Representative, together with any other parties listed on the signature pages hereto and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, being referred to herein as a “Holder” and collectively as the “Holders”) and solely with respect to the 3rd recital below, Moringa Acquisition Corp, a Cayman Islands exempted company. (“Moringa”).

RECITALS

WHEREAS, Moringa and the Holders are parties to that certain Registration Rights Agreement dated as of February 19, 2021 (the “Prior Agreement”);

WHEREAS, pursuant to that certain Business Combination Agreement, dated as of June 9, 2022 (as it may be amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Company, Holisto MergerSub, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Merger Sub”), and Moringa, Merger Sub will merge with and into Moringa, with Moringa continuing as the surviving entity and a wholly-owned subsidiary of the Company (the “Merger”);

WHEREAS, in connection with the consummation of the transactions described above (the “Business Combination”), Moringa wishes to assign, and the Company agrees to accept and assume, all of Moringa’s rights and obligations under the Prior Agreement from and after the closing of the Business Combination (the “Closing”);

WHEREAS, pursuant to Section 5.5 of the Prior Agreement, the Prior Agreement can be amended with the written consent of Moringa and the holders of at least a majority in interest of the Registrable Securities at the time in question;

WHEREAS, the Sponsor and certain other Holders (if any) were collectively issued in a private placement and pursuant to certain transfers, an aggregate of 2,875,000 Class B ordinary shares, par value $0.0001 per share (the “Founder Shares”) of Moringa;

WHEREAS, the Founder Shares will automatically convert into Moringa’s Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), at the time of the Business Combination on a one-for-one basis, subject to adjustment, on the terms and conditions provided in Moringa’s amended and restated memorandum and articles of association, as may be amended from time to time; and will immediately after be converted into ordinary shares, par value of NIS 0.01 per share, of the Company, pursuant to and in accordance with the terms set forth in the Business Combination Agreement;

WHEREAS, in connection with Moringa’s initial public offering, Moringa entered into that certain Private Units Purchase Agreement, dated as of February 19, 2021, with the Sponsor, pursuant to which the Sponsor purchased, simultaneously with the closing of the initial public offering, an aggregate of 352,857 units (each, a “Unit”) at a purchase price if $10.00 per Unit (the “Sponsor Private Placement Units”). Each Sponsor Private Placement Unit was comprised of one Ordinary Share (the “Sponsor Private Placement Shares”) and one-half of one redeemable warrant (the “Sponsor Private Placement Warrants”). Each Sponsor Private Placement Warrant entitling the holder thereof to purchase one Ordinary Share at a price of $11.50;

WHEREAS, simultaneously with entering into the Sponsor Private Units Purchase Agreement and in connection with Moringa’s initial public offering, Moringa entered into that certain Private Units Purchase Agreement, dated as of February 19, 2021, with the Representative, pursuant to which the Representative purchased, simultaneously with the closing of the initial public offering, an aggregate of 27,143 Units at a purchase price of $10.00 per Unit (the “Representative Private Placement Units” and, together with the Sponsor Private Placement Units, the “Private Placement Units”) . Each Representative Private Placement Unit was comprised of one Ordinary Share (the

Annex G-1

“Representative Private Placement Shares” and, together with the Sponsor Private Placement Shares, the “Private Placement Shares”) and one-half of one redeemable warrant (the “Representative Private Placement Warrants” and, together with the Sponsor Private Placement Warrants, the “Private Placement Warrants”). Each Representative Private Placement Warrant entitles the holder thereof to purchase one Ordinary Share at a price of $11.50;

WHEREAS, the Representative was issued in a private placement and pursuant to certain transfers, an aggregate of 100,000 Class A ordinary shares, par value $0.0001 per share (the “Representative Shares”) of Moringa;

WHEREAS, the Representative Shares automatically converted into Ordinary Shares at the time of the Business Combination on a one-for-one basis, subject to adjustment, on the terms and conditions provided in Moringa’s amended and restated memorandum and articles of association, as may be amended from time to time and are immediately converting into ordinary shares, par value of NIS 0.01 per share, of the Company, pursuant to and in accordance with the terms set forth in the Business Combination Agreement;

WHEREAS, any reference in this Agreement to any type of Registrable Security (as defined below) of Moringa shall hereafter be deemed to refer to the corresponding security of the Company that is being issued to the Holders at the time of the Business Combination, or may hereafter be issued to the Holders following the Business Combination, pursuant to and in accordance with the terms of the Business Combination Agreement; and

WHEREAS, the Company and the Holders desire to enter into this Agreement, pursuant to which Moringa shall assign, and the Company agrees to accept and assume, all of Moringa’s rights and obligations under the Prior Agreement from and after the Closing, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or any principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Board” shall mean the Board of Directors of the Company.

“Business Combination” shall have the meaning given in the Recitals hereto.

“Commission” shall mean the Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble.

“Demand Registration” shall have the meaning given in subsection 2.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1” shall have the meaning given in subsection 2.1.1.

“Form S-3” shall have the meaning given in subsection 2.3.

“Founder Shares” shall have the meaning given in the Recitals hereto.

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“Founder Shares Lock-up Period” shall mean, (A) with respect to 50% of the Founder Shares (including the Ordinary Shares issued or issuable upon conversion of any Founder Shares), the period ending on the earlier of (i) six months after the completion of the Business Combination, and (ii) the date on which the Company will consummate a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Business Combination that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property, and (B) with respect to the other 50% of the Founder Shares, the period ending on the earliest of (x) six months after the date of the consummation of the Business Combination, (y) the date on which the Company consummates a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Business Combination that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property, or (z) the date on which the last reported sale price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period.

“Holders” shall have the meaning given in the Preamble.

“Insider Letter” shall mean that certain letter agreement, dated as of February 16, 2021, by and among Moringa, the Sponsor, and each of Moringa’s officers, directors and director nominees.

“Moringa” shall have the meaning given in the Recitals hereto.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Ordinary Shares” shall have the meaning given in the Recitals hereto.

“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Founder Shares Lock-up Period or Private Placement Lock-up Period, as the case may be, under the Insider Letter and any other applicable agreement between such Holder and the Company and to any transferee thereafter.

“Private Placement Shares” shall have the meaning given in the Recitals hereto.

“Private Placement Units” shall have the meaning given in the Recitals hereto.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Private Placement Lock-up Period” shall mean, with respect to Private Placement Shares and the Private Placement Warrants included within the Private Placement Units that are held by the initial purchasers thereof or their Permitted Transferees, and any of the Ordinary Shares issued or issuable upon the exercise or conversion of the Private Placement Units and that are held by the initial purchasers of the Private Placement Warrants or their Permitted Transferees, the period ending 30 days after the completion of the Business Combination.

“Private Placement Warrants” shall have the meaning given in the Recitals hereto.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) the Founder Shares (including the Ordinary Shares issued or issuable upon conversion of any Founder Shares), (b) the Private Placement Shares, (c) the Private Placement Warrants (including any Ordinary Shares issued or issuable upon the exercise of any such Private Placement Warrants), (d) the Representative Shares, (e) any outstanding Ordinary Shares or any other equity security (including the Ordinary Shares issued or issuable upon the exercise of any other equity security) of the Company held by a Holder as of the date of this Agreement, (f) any equity securities (including the Ordinary Shares issued or issuable upon the exercise of any such equity security) of the Company issuable upon conversion of any working capital loans in an amount up to $1,500,000 made to the Company by a Holder, and (g) any other equity security of the Company issued or

Annex G-3

issuable with respect to any such Ordinary Share by way of a share capitalization or share subdivision or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations); or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Ordinary Shares are then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) reasonable fees and expenses of one legal counsel selected by the holders of a majority-in-interest of the Registrable Securities to be registered for offer and sale in the applicable Registration.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.1.

“Representative” shall have the meaning given in the Recitals hereto.

“Representative Private Placement Shares” shall have the meaning given in the Recitals hereto.

“Representative Private Placement Units” shall have the meaning given in the Recitals hereto.

“Representative Private Placement Warrants” shall have the meaning given in the Recitals hereto.

“Representative Shares” shall have the meaning given in the Recitals hereto.

“Representative Shares Lock-up Period” shall mean, with respect to the Representative Shares that are held by the Representative, the period ending three months after the completion of the Business Combination.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Sponsor” shall have the meaning given in the Recitals hereto.

Annex G-4

“Sponsor Private Placement Shares” shall have the meaning given in the Recitals hereto.

“Sponsor Private Placement Warrants” shall have the meaning given in the Recitals hereto.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Unit” shall have the meaning given in the Recitals hereto.

ARTICLE II
REGISTRATIONS

2.1 Demand Registration.

2.1.1 Request for Registration. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, at any time and from time to time on or after the date the Company consummates the Business Combination, the Sponsor (or its affiliates) may make a written demand for Registration of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within ten (10) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall (i) file a Registration Statement in respect of all Registrable Securities requested by the Sponsor and Requesting Holder(s) pursuant such Demand Registration, not more than forty five (45) days immediately after the Company’s receipt of the Demand Registration, and (ii) shall effect the registration thereof as soon as practicable thereafter. Under no circumstances shall the Company be obligated to effect more than an aggregate of two (2) Registrations pursuant to a Demand Registration under this subsection 2.1.1 with respect to any or all Registrable Securities; provided, however, that a Registration shall not be counted for such purposes unless a Form S-1 or any similar long-form registration statement that may be available at such time (“Form S-1”) has become effective and all of the Registrable Securities requested by the Requesting Holders to be registered on behalf of the Requesting Holders in such Form S-1 Registration have been sold, in accordance with Section 3.1 of this Agreement.

2.1.2 Effective Registration. Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) the Sponsor thereafter affirmatively elects to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

2.1.3 Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, if the Sponsor so advises the Company as part of its Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of the Sponsor or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon

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such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Sponsor.

2.1.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Company, the Sponsor and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Sponsor and the Requesting Holders (if any) desire to sell, taken together with all other Ordinary Shares or other equity securities that the Company desires to sell and the Ordinary Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other shareholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Sponsor and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Sponsor and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Sponsor and Requesting Holders have requested be included in such Underwritten Registration) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Ordinary Shares or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.5 Demand Registration Withdrawal. The Sponsor or a majority-in-interest of the Requesting Holders (if any), pursuant to a Registration under subsection 2.1.1 shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration prior to its withdrawal under this subsection 2.1.5.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If, at any time on or after the date the Company consummates the Business Combination, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of shareholders of the Company (or by the Company and by the shareholders of the Company including, without limitation, pursuant to Section 2.1 hereof), other than a Registration Statement (i) filed in connection with any employee share option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such

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Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the Ordinary Shares that the Company desires to sell, taken together with (i) the Ordinary Shares, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the Ordinary Shares, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, pro rata, based on the respective number of Registrable Securities that each Holder has so requested, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other shareholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and

(b) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the Ordinary Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Registration, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Ordinary Shares or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof.

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2.3 Registrations on Form S-3. The Holders of Registrable Securities may at any time, and from time to time, request in writing that the Company, pursuant to Rule 415 under the Securities Act (or any successor rule promulgated thereafter by the Commission), register the resale of any or all of their Registrable Securities on Form S-3 or any similar short-form registration statement that may be available at such time (“Form S-3”); provided, however, that the Company shall not be obligated to effect such request through an Underwritten Offering. Within five (5) days of the Company’s receipt of a written request from a Holder or Holders of Registrable Securities for a Registration on Form S-3, the Company shall promptly give written notice of the proposed Registration on Form S-3 to all other Holders of Registrable Securities, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in such Registration on Form S-3 shall so notify the Company, in writing, within ten (10) days after the receipt by the Holder of the notice from the Company. As soon as practicable thereafter, but not more than twelve (12) days after the Company’s initial receipt of such written request for a Registration on Form S-3, the Company shall register all or such portion of such Holder’s Registrable Securities as are specified in such written request, together with all or such portion of Registrable Securities of any other Holder or Holders joining in such request as are specified in the written notification given by such Holder or Holders; provided, however, that the Company shall not be obligated to effect any such Registration pursuant to Section 2.3 hereof if (i) a Form S-3 is not available for such offering; or (ii) the Holders of Registrable Securities, together with the Holders of any other equity securities of the Company entitled to inclusion in such Registration, propose to sell the Registrable Securities and such other equity securities (if any) at any aggregate price to the public of less than $1,000,000.

2.4 Restrictions on Registration Rights. If (A) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.1.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (B) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board such Registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Company shall have the right to defer such filing for a period of not more than thirty (30) days; provided, however, that the Company shall not defer its obligation in this manner more than once in any 12-month period. Notwithstanding anything to the contrary contained in this Agreement, no Registration shall be effected or permitted and no Registration Statement shall become effective, with respect to any Registrable Securities held by any Holder, until after the expiration of the Founder Shares Lock-up Period, the Private Placement Lock-up Period, or the Representative Shares Lock-up Period, as the case may be.

ARTICLE III
COMPANY PROCEDURES

3.1 General Procedures. If at any time on or after the date the Company consummates a Business Combination the Company is required to affect the Registration of Registrable Securities, the Company shall use its best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the majority-in-interest of the Holders with Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

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3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus furnish a copy thereof to each seller of such Registrable Securities or its counsel;

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10 permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

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3.1.12 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.13 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15 If the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $10,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) days, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Ordinary Shares held by

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such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

3.6 Limitations on Registration Rights. Notwithstanding anything herein to the contrary, (i) the Representative may not exercise its rights under Sections 2.1 and 2.2 hereunder after five (5) and seven (7) years after the effective date of the Registration Statement relating to Moringa’s initial public offering, respectively, and (ii) the Representative may not exercise its rights under Section 2.1 more than one time.

ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and agents and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

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4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V
MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: Holisto Ltd., Sderot Nim 2, Rishon Le’zion, Israel, Attn: Eran Shust, and, if to any Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 Prior to the expiration of the Founder Shares Lock-up Period, the Private Placement Lock-up Period, or the Representative Shares Lock-up Period, as the case may be, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee, but only if such Permitted Transferee agrees to become bound by the transfer restrictions set forth in this Agreement and other applicable agreements.

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5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK AND (II) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THE AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.5 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of the shares of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.6 Prior Registration Rights. This Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions, including, without limitation, the Prior Agreement, and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.7 Term. This Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of the Prior Agreement or (ii) the date as of which (A) all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission) or (B) the Holders of all Registrable Securities are permitted to sell the Registrable Securities without registration pursuant to Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale. The provisions of Section 3.5 and Article IV shall survive any termination.

[SIGNATURE PAGE FOLLOWS]

Annex G-13

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

HOLISTO LTD.,
an Israeli company
By:
Name:
Title:
HOLDERS:
MORINGA SPONSOR, L.P., a Cayman Islands exempted limited partnership
By:
Name:
Title:
EARLYBIRDCAPITAL, INC.,
By:
Name:
Title:

Agreed and acknowledged, solely with respect to the assignment provision in the 3rd paragraph of the Recitals hereto)

MORINGA ACQUISITION CORP, a Cayman Islands exempted company
By:
Name:
Title:

[Signature Page — Amended and Restated Registration Rights Agreement]

Annex G-14

Annex H

THE COMPANIES LAW, 1999
A LIMITED LIABILITY COMPANY

_______________

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF

HOLISTO LTD.

As Adopted on _____, 2022

PRELIMINARY

1.           Definitions; Interpretation.

(a)  In these Articles, the following terms (whether or not capitalized) shall bear the meanings set forth opposite them, respectively, unless the subject or context requires otherwise.

“Articles”	shall mean these Articles of Association, as amended from time to time.
“Board of Directors”	shall mean the Board of Directors of the Company.
“Chairperson”	shall mean the Chairperson of the Board of Directors, or the Chairperson of the General Meeting, as the context implies;
“Companies Law”

shall mean the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder. The Companies Law shall include reference to the Companies Ordinance (New Version), 5743-1983, of the State of Israel, to the extent in effect according to the provisions thereof.

“Company”	shall mean Holisto Ltd.
“Director(s)”	shall mean the member(s) of the Board of Directors holding office at a given time.
“Economic Competition Law”	shall mean the Israeli Economic Competition Law, 5758-1988 and the regulations promulgated thereunder.
“External Director(s)”	shall have the meaning provided for such term in the Companies Law.
“General Meeting”	shall mean an Annual General Meeting or Special General Meeting of the Shareholders (each as defined in Article 23 of these Articles), as the case may be.
“NIS”	shall mean New Israeli Shekels.
“Office”	shall mean the registered office of the Company at a given time.
“Office Holder” or “Officer”	shall have the meaning provided for such term in the Companies Law.
“Securities Law”	shall mean the Israeli Securities Law 5728-1968 and the regulations promulgated thereunder.
“Shareholder(s)”	shall mean the shareholder(s) of the Company, at a given time.

(b)  Unless the context shall otherwise require: words in the singular shall also include the plural, and vice versa; any pronoun shall include the corresponding masculine, feminine and neuter forms; the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; the words “herein”, “hereof” and “hereunder” and words of similar import refer to these Articles in their entirety and not to any part hereof; all references herein to Articles or clauses shall be deemed references to Articles or clauses of these Articles; any references to any agreement or other instrument or law, statute or regulation are

Annex H-1

to it as amended, supplemented or restated, from time to time (and, in the case of any law, to any successor provisions or re-enactment or modification thereof being in force at the time); any reference to “law” shall include any law (‘din’) as defined in the Interpretation Law, 5741-1981 and any applicable supranational, national, federal, state, local, or foreign statute or law and shall be deemed also to refer to all rules and regulations promulgated thereunder; any reference to a “day” or a number of “days” (without any explicit reference otherwise, such as to business days) shall be interpreted as a reference to a calendar day or number of calendar days; any reference to a business day shall mean each calendar day other than any calendar day on which commercial banks in New York, New York or Tel-Aviv, Israel are authorized or required by applicable law to close; reference to a month or year means according to the Gregorian calendar; any reference to a “Person” shall mean any individual, partnership, corporation, limited liability company, association, estate, any political, governmental, regulatory or similar agency or body, or other legal entity; and reference to “written” or “in writing” shall include written, printed, photocopied, typed, any electronic communication (including email, facsimile, signed electronically (in Adobe PDF, DocuSign or any other format) or produced by any visible substitute for writing, or partly one and partly another, and signed shall be construed accordingly.

(c)  The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction or interpretation of any provision hereof.

(d)  The specific provisions of these Articles shall supersede the provisions of the Companies Law to the extent permitted thereunder.

LIMITED LIABILITY

2.           Liability.

The Company is a limited liability company and each Shareholder’s liability for the Company’s debts is therefore limited (in addition to any liabilities under any contract) to the payment of the full amount (par value (if any) and premium) such Shareholder was required to pay the Company for such Shareholder’s Shares (as defined below) and which amount has not yet been paid by such Shareholder.

COMPANY’S OBJECTIVES

3.           Objectives.

The Company’s objectives are to carry on any business, and do any act, which is not prohibited by law.

4.           Donations.

The Company may donate a reasonable amount of money (in cash or in kind, including the Company’s securities) to worthy purposes, as the Board of Directors may determine in its discretion, even if such donations are not made on the basis or within the scope of business considerations of the Company.

SHARE CAPITAL

5.           Authorized Share Capital.

(a)  The authorized share capital of the Company shall consist of 150,000,000 Ordinary Shares of no par value (the “Shares”).

(b)  The Shares shall rank pari passu in all respects. The Shares may be redeemable to the extent set forth in Article 18.

6.           Increase of Authorized Share Capital.

(a)  The Company may, from time to time, by a Shareholders’ resolution, whether or not all of the shares then authorized have been issued, and whether or not all of the shares theretofore issued have been called up for payment, increase its authorized share capital by increasing the number of shares it is authorized to issue by such amount, and such additional shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.

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(b)  Except to the extent otherwise provided in such resolution, any new shares included in the authorized share capital increase as aforesaid shall be subject to all of the provisions of these Articles that are applicable to shares that are included in the existing share capital.

7.           Special or Class Rights; Modification of Rights.

(a)  The Company may, from time to time, by a Shareholders’ resolution, provide for shares with such preferred or deferred rights or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution.

(b)  If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or cancelled by the Company by a resolution of the General Meeting of the holders of all shares as one class, without any required separate resolution of any class of shares.

(c)  The provisions of these Articles relating to General Meetings shall apply, mutatis mutandis, to any separate General Meeting of the holders of the shares of a particular class, it being clarified that the requisite quorum at any such separate General Meeting shall be two or more Shareholders (not in default in payment of any sum referred to in Article 13 hereof) present in person or by proxy and holding not less than thirty-three and one-third percent (33⅓%) of the issued shares of such class, provided, however, that if such separate General Meeting of the holders of the particular class was initiated by and convened pursuant to a resolution adopted by the Board of Directors (and not pursuant to the request or motion of any other person) and, at such time of the meeting, the Company is qualified to use the forms and rules of a “foreign private issuer” under the US securities laws, the requisite quorum at any such separate General Meeting shall be two or more Shareholders present in person or by proxy and holding not less than twenty-five percent (25%) of the issued shares of such class.

(d)  Unless otherwise provided by these Articles, an increase in the authorized share capital, the creation of a new class of shares, an increase in the authorized share capital of a class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes of this Article 7, to modify or derogate or cancel the rights attached to previously issued shares of such class or of any other class.

8.           Consolidation, Division, Cancellation and Reduction of Share Capital.

(a)  The Company may, from time to time, by or pursuant to an authorization of a Shareholders’ resolution, and subject to applicable law:

(i)   consolidate all or any part of its issued or unissued authorized share capital into shares of a per share nominal value which is larger, equal to or smaller than the per share nominal value of its existing shares;

(ii)  divide or sub-divide its shares (issued or unissued) or any of them, into shares of smaller or the same nominal value (subject, however, to the provisions of the Companies Law), and the resolution whereby any share is divided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, in contrast to others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company may attach to unissued or new shares;

(iii) cancel any authorized shares which, at the date of the adoption of such resolution, have not been issued to any person nor has the Company made any commitment, including a conditional commitment, to issue such shares, and reduce the amount of its share capital by the amount of the shares so canceled; or

(iv) reduce its share capital in any manner.

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(b)  With respect to any consolidation of issued shares and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, and, in connection with any such consolidation or other action which could result in fractional shares, may, without limiting its aforesaid power:

(i)   determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into a share of a larger, equal or smaller nominal value per share;

(ii)  issue, in contemplation of or subsequent to such consolidation or other action, shares sufficient to preclude or remove fractional share holdings;

(iii) redeem such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv) round up, round down or round to the nearest whole number, any fractional shares resulting from the consolidation or from any other action which may result in fractional shares; or

(v)  cause the transfer of fractional shares by certain Shareholders of the Company to other Shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board of Directors is hereby authorized to act in connection with such transfer, as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this sub-Article 8(b)(v).

9.           Issuance of Share Certificates, Replacement of Lost Certificates.

(a)  To the extent that the Board of Directors determines that all shares shall be certificated or, if the Board of Directors does not so determine, to the extent that any Shareholder requests a share certificate or the Company’s transfer agent so requires, share certificates shall be issued under the corporate seal of the Company or its written, typed or stamped name and shall bear the signature of one Director, the Company’s Chief Executive Officer, or any person or persons authorized therefor by the Board of Directors. Signatures may be affixed in any mechanical or electronic form, as the Board of Directors may prescribe.

(b)  Subject to the provisions of Article 9(a), each Shareholder shall be entitled to one numbered certificate for all of the shares of any class registered in his or her name. Each certificate shall specify the serial numbers of the shares represented thereby and may also specify the amount paid up thereon. The Company (as determined by an officer of the Company to be designated by the Chief Executive Officer) shall not refuse a request by a Shareholder to obtain several certificates in place of one certificate, unless such request is, in the opinion of such officer, unreasonable. Where a Shareholder has sold or transferred a portion of such Shareholder’s shares, such Shareholder shall be entitled to receive a certificate in respect of such Shareholder’s remaining shares, provided that the previous certificate is delivered to the Company before the issuance of a new certificate.

(c)  A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of Shareholders in respect of such co-ownership.

(d)  A share certificate which has been defaced, lost or destroyed, may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors in its discretion deems fit.

10.         Registered Holder.

Except as otherwise provided in these Articles or the Companies Law, the Company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by the Companies Law, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

11.         Issuance and Repurchase of Shares.

(a)  The unissued shares from time to time shall be under the control of the Board of Directors (and, to the extent permitted by law, any Committee thereof), which shall have the power to issue or otherwise dispose of shares

Annex H-4

and of securities convertible or exercisable into or other rights to acquire from the Company to such persons, on such terms and conditions (including, inter alia, price, with or without premium, discount or commission, and terms relating to calls set forth in Article 13(f) hereof), and at such times, as the Board of Directors (or the Committee, as the case may be) deems fit, and the power to give to any person the option to acquire from the Company any shares or securities convertible or exercisable into or other rights to acquire from the Company on such terms and conditions (including, inter alia, price, with or without premium, discount or commission), during such time as the Board of Directors (or the Committee, as the case may be) deems fit.

(b)  The Company may at any time and from time to time, subject to the Companies Law, repurchase or finance the purchase of any shares or other securities issued by the Company, in such manner and under such terms as the Board of Directors shall determine, whether from any one or more Shareholders. Such purchase shall not be deemed as payment of dividends and as such, no Shareholder will have the right to require the Company to purchase his or her shares or offer to purchase shares from any other Shareholders.

12.         Payment in Installment.

If pursuant to the terms of issuance of any share, all or any portion of the price thereof shall be payable in installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the share or the person(s) then entitled thereto.

13.         Calls on Shares.

(a)  The Board of Directors may, from time to time, as it, in its discretion, deems fit, make calls for payment upon Shareholders in respect of any sum (including premium) which has not been paid up in respect of shares held by such Shareholders and which is not, pursuant to the terms of issuance of such shares or otherwise, payable at a fixed time, and each Shareholder shall pay the amount of every call so made upon him or her (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such times may be thereafter extended and/or such person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares in respect of which such call was made.

(b)  Notice of any call for payment by a shareholder shall be given in writing to such shareholder not less than fourteen (14) days prior to the time of payment fixed in such notice, and shall specify the time and place of payment, and the person to whom such payment is to be made. Prior to the time for any such payment fixed in a notice of a call given to a shareholder, the Board of Directors may in its absolute discretion, by notice in writing to such shareholder, revoke such call in whole or in part, extend the time fixed for payment thereof, or designate a different place of payment or person to whom payment is to be made. In the event of a call payable in installments, only one notice thereof need be given.

(c)  If pursuant to the terms of issuance of a share or otherwise, an amount is made payable at a fixed time (whether on account of such nominal value of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board of Directors and for which notice was given in accordance with paragraphs (a) and (b) of this Article 13, and the provision of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount or such installment (and the non-payment thereof).

(d)  Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

(e)  Any amount called for payment which is not paid when due shall bear interest from the date fixed for payment until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and payable at such time(s) as the Board of Directors may prescribe.

(f)   Upon the issuance of shares, the Board of Directors may provide for differences among the holders of such shares as to the amounts and times for payment of calls for payment in respect of such shares.

Annex H-5

14.         Prepayment.

With the approval of the Board of Directors, any shareholder may pay to the Company any amount not yet payable in respect of his or her shares, and the Board of Directors may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 14 shall derogate from the right of the Board of Directors to make any call for payment before or after receipt by the Company of any such advance.

15.         Forfeiture and Surrender.

(a)  If any shareholder fails to pay an amount payable by virtue of a call, installment or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board of Directors may at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including, without limitation, attorneys’ fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon) constitute a part of, the amount payable to the Company in respect of such call.

(b)  Upon the adoption of a resolution as to the forfeiture of a Shareholder’s share, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to such date, the Board of Directors may cancel such resolution of forfeiture, but no such cancellation shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c)  Without derogating from Articles 52 and 56 hereof, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d)  The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e)  Any share forfeited or surrendered as provided herein, shall become the property of the Company as a dormant share, and the same, subject to the provisions of these Articles, may be sold, re-issued or otherwise disposed of as the Board of Directors deems fit.

(f)   Any person whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 15(e) above, and the Board of Directors, in its discretion, may, but shall not be obligated to, enforce or collect the payment of such amounts, or any part thereof, as it shall deem fit. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the person in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another.

(g)  The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-issued or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 16.

Annex H-6

16.         Lien.

(a)  Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his or her debts, liabilities and engagements to the Company arising from any amount payable by such shareholder in respect of any unpaid or partly paid share, whether or not such debt, liability or engagement has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b)  The Board of Directors may cause the Company to sell a share subject to such a lien when the debt, liability or engagement giving rise to such lien has matured, in such manner as the Board of Directors deems fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, his or her executors or administrators.

(c)  The net proceeds of any such sale, after payment of the costs and expenses thereof or ancillary thereto, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such shareholder in respect of such share (whether or not the same have matured), and the remaining proceeds (if any) shall be paid to the shareholder, his or her executors, administrators or assigns.

17.         Sale After Forfeiture or Surrender or For Enforcement of Lien.

Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser’s name to be entered in the Register of Shareholders in respect of such share. The purchaser shall be registered as the shareholder and shall not be bound to see to the regularity of the sale proceedings, or to the application of the proceeds of such sale, and after his or her name has been entered in the Register of Shareholders in respect of such share, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

18.         Redeemable Shares.

The Company may, subject to applicable law, issue redeemable shares or other securities and redeem the same upon terms and conditions to be set forth in a written agreement between the Company and the holder of such shares or in their terms of issuance.

TRANSFER OF SHARES

19.         Registration of Transfer.

No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors or an officer of the Company to be designated by the Chief Executive Officer) has been submitted to the Company (or its transfer agent), together with any share certificate(s) and such other evidence of title as the Board of Directors or an officer of the Company to be designated by the Chief Executive Officer may require. Notwithstanding anything to the contrary herein, shares registered in the name of The Depository Trust Company or its nominee shall be transferrable in accordance with the policies and procedures of The Depository Trust Company. Until the transferee has been registered in the Register of Shareholders in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof. The Board of Directors, may, from time to time, prescribe a fee for the registration of a transfer, and may approve other methods of recognizing the transfer of shares in order to facilitate the trading of the Company’s shares on the Nasdaq Stock Market or on any other stock exchange on which the Company’s shares are then listed for trading.

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20.         Suspension of Registration.

The Board of Directors may, in its discretion to the extent it deems necessary, close the Register of Shareholders of registration of transfers of shares for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company during any such period during which the Register of Shareholders is so closed.

TRANSMISSION OF SHARES

21.         Decedents’ Shares.

Upon the death of a Shareholder, the Company shall recognize the custodian or administrator of the estate or executor of the will, and in the absence of such, the lawful heirs of the Shareholder, as the only holders of the right for the shares of the deceased Shareholder, after receipt of evidence to the entitlement thereto, as determined by the Board of Directors or an officer of the Company to be designated by the Chief Executive Officer.

22.         Receivers and Liquidators.

(a)  The Company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate Shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a Shareholder or its properties, as being entitled to the shares registered in the name of such Shareholder.

(b)  Such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate Shareholder and such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to a Shareholder or its properties, upon producing such evidence as the Board of Directors (or an officer of the Company to be designated by the Chief Executive Officer) may deem sufficient as to his or her authority to act in such capacity or under this Article, shall with the consent of the Board of Directors or an officer of the Company to be designated by the Chief Executive Officer (which the Board of Directors or such officer may grant or refuse in its absolute discretion), be registered as a Shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

General Meetings

23.         General Meetings.

(a)  An annual General Meeting (“Annual General Meeting”) shall be held at such time and at such place, either within or outside of the State of Israel, as may be determined by the Board of Directors.

(b)  All General Meetings other than Annual General Meetings shall be called “Special General Meetings”. The Board of Directors may, at its discretion, convene a Special General Meeting at such time and place, within or outside of the State of Israel, as may be determined by the Board of Directors.

(c)  If so determined by the Board of Directors, an Annual General Meeting or a Special General Meeting may be held through the use of any means of communication approved by the Board of Directors, provided all of the participating Shareholders can hear each other simultaneously. A resolution approved by use of means of communications as aforesaid, shall be deemed to be a resolution lawfully adopted at such general meeting and a Shareholder shall be deemed present in person at such general meeting if attending such meeting through the means of communication used at such meeting.

24.         Record Date for General Meeting.

Notwithstanding any provision of these Articles to the contrary, and to allow the Company to determine the Shareholders entitled to notice of or to vote at any General Meeting or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or grant of any rights, or entitled to exercise any rights in respect of or to take or be the subject of any other action, the Board of Directors may fix a record date for the General Meeting, which shall not be more than the maximum period and not less than the minimum period permitted by law. A determination of Shareholders of record entitled to notice of or to vote at a General Meeting shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

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25.         Shareholder Proposal Request.

(a)  Any Shareholder or Shareholders of the Company holding at least the required percentage under the Companies Law of the voting rights of the Company which entitles such Shareholder(s) to require the Company to include a matter on the agenda of a General Meeting (the “Proposing Shareholder(s)”) may request, subject to the Companies Law, that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board of Directors determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of these Articles (including this Article 25) and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by registered mail, postage prepaid, and received by the Secretary (or, in the absence thereof, by the Chief Executive Officer of the Company). To be considered timely, a Proposal Request must be received within the time periods prescribed by applicable law. The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. In addition to any information required to be included in accordance with applicable law, a Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number and class of shares of the Company held by the Proposing Shareholder(s), directly or indirectly (and, if any of such shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such shares by the Proposing Shareholder(s) as of the date of the Proposal Request; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting, and a representation that the Proposing Shareholder(s) intend to appear in person or by proxy at the meeting; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other Person(s) (naming such Person or Persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require.

A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

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(b)  The information required pursuant to this Article shall be updated as of (i) the record date of the General Meeting, (ii) five business days before the General Meeting, and (iii) as of the General Meeting, and any adjournment or postponement thereof.

(c)  The provisions of Articles 25(a) and 25(b) shall apply, mutatis mutandis, on any matter to be included on the agenda of a Special General Meeting which is convened pursuant to a request of a Shareholder duly delivered to the Company in accordance with the Companies Law.

(d)  Notwithstanding anything to the contrary herein, this Article 25 may only be amended, replaced or suspended by a resolution adopted at a General Meeting by a supermajority of at least sixty-five percent (65%) of the total voting power of the Shareholders.

26.         Notice of General Meetings; Omission to Give Notice.

(a)  The Company is not required to give notice of a General Meeting, subject to any mandatory provision of the Companies Law.

(b)  The accidental omission to give notice of a General Meeting to any Shareholder, or the non-receipt of notice sent to such Shareholder, shall not invalidate the proceedings at such meeting or any resolution adopted thereat.

(c)  No Shareholder present, in person or by proxy, at any time during a General Meeting shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such General Meeting on account of any defect in the notice of such meeting relating to the time or the place thereof, or any item acted upon at such meeting.

(d)  In addition to any places at which the Company may make available for review by Shareholders the full text of the proposed resolutions to be adopted at a General Meeting, as required by the Companies Law, the Company may add additional places for Shareholders to review such proposed resolutions, including an internet site.

PROCEEDINGS AT GENERAL MEETINGS

27.         Quorum.

(a)  No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

(b)  In the absence of contrary provisions in these Articles, the requisite quorum for any General Meeting shall be two or more Shareholders (not in default in payment of any sum referred to in Article 13 hereof), present in person or by proxy and holding shares conferring in the aggregate at least thirty-three and one third percent (33⅓%) of the voting power of the Company, provided, however, that with respect to any General Meeting, including Annual General Meeting, that was initiated by and convened pursuant to a resolution adopted by the Board of Directors (and not pursuant to the request of any other person), and, at such time of the General Meeting, the Company is qualified to use the forms and rules of a “foreign private issuer” under the U.S. securities laws, the requisite quorum shall be two or more Shareholders (not in default in payment of any sum referred to in Article 14 hereof) present in person or by proxy and holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company. A proxy may be deemed to be two (2) or more Shareholders pursuant to the number of Shareholders represented by the proxy holder.

(c)  If within half an hour from the time appointed for the meeting a quorum is not present, then without any further notice the meeting shall be adjourned either (i) to the same day in the next week, at the same time and place, (ii) to such day and at such time and place as indicated in the notice of such meeting, or (iii) to such day and at such time and place as the Chairperson of the General Meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above). No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally

Annex H-10

called. At such adjourned meeting, if the original meeting was convened upon request under Section 63 of the Companies Law, one or more shareholders, present in person or by proxy, and holding the number of shares required for making such request, shall constitute a quorum, but in any other case any shareholder (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

28.         Chairperson of General Meeting.

The Chairperson of the Board of Directors shall preside as Chairperson of every General Meeting of the Company. If at any meeting the Chairperson is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling or unable to act as Chairperson, any of the following may preside as Chairperson of the meeting (and in the following order): a Director designated by the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the General Counsel, the Secretary or any person designated by any of the foregoing. If at any such meeting none of the foregoing persons is present or all are unwilling or unable to act as Chairperson, the Shareholders present (in person or by proxy) shall choose a Shareholder or its proxy present at the meeting to be Chairperson. The office of Chairperson shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairperson to vote as a Shareholder or proxy of a Shareholder if, in fact, he is also a Shareholder or such proxy).

29.         Adoption of Resolutions at General Meetings.

(a)  Except as required by the Companies Law or these Articles, including, without limitation, Article 38 below and Article 7, a resolution of the Shareholders shall be adopted if approved by the holders of a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting. Without limiting the generality of the foregoing, a resolution with respect to a matter or action for which the Companies Law prescribes a higher majority or pursuant to which a provision requiring a higher majority would have been deemed to have been incorporated into these Articles, but for which the Companies Law allows these Articles to provide otherwise (including, Sections 327 and 24 of the Companies Law), shall be adopted by a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting.

(b)  Every question submitted to a General Meeting shall be decided by a show of hands, but the Chairperson of the General Meeting may determine that a resolution shall be decided by a written ballot. A written ballot may be implemented before the proposed resolution is voted upon or immediately after the declaration by the Chairperson of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.

(c)  A defect in convening or conducting a General Meeting, including a defect resulting from the non-fulfillment of any provision or condition set forth in the Companies Law or these Articles, including with regard to the manner of convening or conducting the General Meeting, shall not disqualify any resolution passed at the General Meeting and shall not affect the discussions or decisions which took place thereat.

(d)  A declaration by the Chairperson of the General Meeting that a resolution has been carried unanimously, or carried by a particular majority, or rejected, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

30.         Power to Adjourn.

A General Meeting, the consideration of any matter on its agenda, or the resolution on any matter on its agenda, may be postponed or adjourned, from time to time and from place to place: (i) by the Chairperson of a General Meeting at which a quorum is present (and he shall do so if directed by the General Meeting, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment), but no business shall be transacted at any such adjourned meeting except business which might lawfully have been transacted at the meeting as originally called, or a matter on its agenda with respect to which no resolution was adopted at the meeting originally called; or (ii) by the Board of Directors (whether prior to or at a General Meeting).

Annex H-11

31.         Voting Power.

Subject to the provisions of Article 32(a) and to any provision hereof, including Article 7, conferring special rights as to voting, or restricting the right to vote, every Shareholder shall have one vote for each share held by the Shareholder of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot, or by any other means.

32.         Voting Rights.

(a)  No shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls then payable by him or her in respect of his or her shares in the Company have been paid.

(b)  A company or other corporate body being a Shareholder of the Company may duly authorize any person to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such Shareholder all the power, which the Shareholder could have exercised if it were an individual. Upon the request of the Chairperson of the General Meeting, written evidence of such authorization (in form acceptable to the Chairperson) shall be delivered to him or her.

(c)  Any Shareholder entitled to vote may vote either in person or by proxy (who need not be Shareholder of the Company), or, if the Shareholder is a company or other corporate body, by representative authorized pursuant to Article (b) above.

(d)  If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s). For the purpose of this Article 32 (d), seniority shall be determined by the order of registration of the joint holders in the Register of Shareholders.

(e)  If a Shareholder is a minor, under protection, bankrupt or legally incompetent, or in the case of a corporation, is in receivership or liquidation, it may, subject to all other provisions of these Articles and any documents or records required to be provided under these Articles, vote through his, her or its trustees, receiver, liquidator, natural guardian or another legal guardian, as the case may be, and the persons listed above may vote in person or by proxy.

PROXIES

33.         Instrument of Appointment.

(a)  An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I [Name of Shareholder] of [Address of Shareholder],

Being a shareholder of Holisto Ltd. hereby appoints of [Name of Proxy] of [Address of Proxy] as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the ___ day of _______, _______ and at any adjournment(s) thereof.

Signed this ____ day of ___________, ______.

[Signature of Appointor]”

or in any usual or common form or in such other form as may be approved by the Board of Directors. Such proxy shall be duly signed by the appointor of such person’s duly authorized attorney, or, if such appointor is company or other corporate body, in the manner in which it signs documents which binds it together with a certificate of an attorney with regard to the authority of the signatories.

(b)  Subject to the Companies Law, the original instrument appointing a proxy or a copy thereof certified by an attorney (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at its Office, at its principal place of business, or at the offices of its registrar or transfer agent, or at such place as notice of the meeting may specify) not less than forty eight (48) hours (or such shorter period as the notice shall specify) before the time fixed for such meeting.

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Notwithstanding the above, the Chairperson shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept instruments of proxy until the beginning of a General Meeting. A document appointing a proxy shall be valid for every adjourned meeting of the General Meeting to which the document relates.

34.         Effect of Death of Appointor of Transfer of Share and or Revocation of Appointment.

(a)   A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing Shareholder (or of his or her attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairperson of such meeting prior to such vote being cast.

(b)  Subject to the Companies Law, an instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairperson, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the Shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under Article 33(b) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 33(b) hereof, or (ii) if the appointing Shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairperson of such meeting of written notice from such Shareholder of the revocation of such appointment, or if and when such Shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing Shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 34 (b) at or prior to the time such vote was cast.

BOARD OF DIRECTORS

35.         Powers of the Board of Directors.

(a)  The Board of Directors may exercise all such powers and do all such acts and things as the Board of Directors is authorized by law or as the Company is authorized to exercise and do and are not hereby or by law required to be exercised or done by the General Meeting. The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the Companies Law, these Articles and any regulation or resolution consistent with these Articles adopted from time to time at a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

(b)  Without limiting the generality of the foregoing, the Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or re-designate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

36.         Exercise of Powers of the Board of Directors.

(a)  A meeting of the Board of Directors at which a quorum is present in accordance with Article 45 shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board of Directors.

(b)  A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present, entitled to vote and voting thereon when such resolution is put to a vote.

(c)  The Board of Directors may adopt resolutions, without convening a meeting of the Board of Directors, in writing or in any other manner permitted by the Companies Law.

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37.         Delegation of Powers.

(a)  The Board of Directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees (in these Articles referred to as a “Committee of the Board of Directors”, or “Committee”), each consisting of one or more persons (who may or may not be Directors), and it may from time to time revoke such delegation or alter the composition of any such Committee. Any Committee so formed shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors, subject to applicable law. No regulation imposed by the Board of Directors on any Committee and no resolution of the Board of Directors shall invalidate any prior act done or pursuant to a resolution by the Committee which would have been valid if such regulation or resolution of the Board of Directors had not been adopted. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, to the extent not superseded by any regulations adopted by the Board of Directors. Unless otherwise expressly prohibited by the Board of Directors, in delegating powers to a Committee of the Board of Directors, such Committee shall be empowered to further delegate such powers.

(b)  The Board of Directors may from time to time appoint a Secretary to the Company, as well as Officers, agents, employees and independent contractors, as the Board of Directors deems fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and compensation, of all such persons.

(c)  The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purposes(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him or her.

38.         Number of Directors.

(a)  The Board of Directors shall consist of such number of Directors (not less than three (3) nor more than eleven (11), including the External Directors, if any were elected) as may be fixed from time to time by resolution of the Board of Directors.

(b)  Notwithstanding anything to the contrary herein, this Article 38 may only be amended or replaced by a resolution adopted at a General Meeting by a majority of at least 65% of the total voting power of the Company’s shareholders.

39.         Election and Removal of Directors.

(a)  The Directors, excluding the External Directors, if any were elected, shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III (each, a “Class”). The Board of Directors may assign members of the Board of Directors already in office to such classes at the time such classification becomes effective.

(i)   The term of office of the initial Class I directors shall expire at the Annual General Meeting to be held in 2023 and when their successors are elected and qualified;

(ii)  The term of office of the initial Class II directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (i) above and when their successors are elected and qualified; and

(iii) The term of office of the initial Class III directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (ii) above and when their successors are elected and qualified.

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(b)  At each Annual General Meeting, commencing with the Annual General Meeting to be held in 2023, each Nominee or Alternate Nominee elected at such Annual General Meeting to serve as a Director in a Class whose term shall have expired at such Annual General Meeting shall be elected to hold office until the third Annual General Meeting next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each Director shall serve until his or her successor is elected and qualified or until such earlier time as such Director’s office is vacated.

(c)  If the number of Directors (excluding External Directors, if any were elected) that comprises the Board of Directors is hereafter changed by the Board of Directors, any newly created directorships or decrease in directorships shall be so apportioned by the Board of Directors among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

(d)  Prior to every General Meeting of the Company at which Directors are to be elected, and subject to clauses (a) and (h) of this Article, the Board of Directors (or a Committee thereof) shall select, by a resolution adopted by a majority of the Board of Directors (or such Committee), a number of Persons to be proposed to the Shareholders for election as Directors at such General Meeting (the “Nominees”).

(e)  Any Proposing Shareholder requesting to include on the agenda of a General Meeting a nomination of a Person to be proposed to the Shareholders for election as Director (such person, an “Alternate Nominee”), may so request provided that it complies with this Article 39(e), Article 25 and applicable law. Unless otherwise determined by the Board of Directors, a Proposal Request relating to an Alternate Nominee is deemed to be a matter that is appropriate to be considered only at an Annual General Meeting. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 25, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings during the past three (3) years, and any other material relationships, between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he or she consents to be named in the Company’s notices and proxy materials and on the Company’s proxy card relating to the General Meeting, if provided or published, and that he or she, if elected, consents to serve on the Board of Directors and to be named in the Company’s disclosures and filings; (iv) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F or any other applicable form prescribed by the U.S. Securities and Exchange Commission (the “SEC”); (v) a declaration made by the Alternate Nominee of whether he or she meets the criteria for an independent director and, if applicable, External Director of the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholder(s) and each Alternate Nominee shall promptly provide any other information reasonably requested by the Company, including a duly completed director and officer questionnaire, in such form as may be provided by the Company, with respect to each Alternate Nominee. The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder or Alternate Nominee pursuant to this Article 39(e) and Article 25, and the Proposing Shareholder and Alternate Nominee shall be responsible for the accuracy and completeness thereof.

(f)   The Nominees or Alternate Nominees shall be elected by a resolution adopted at the General Meeting at which they are subject to election. Notwithstanding Articles 25(a) and 25(c), in the event of a Contested Election, the method of calculation of the votes and the manner in which the resolutions will be presented to the General Meeting shall be determined by the Board of Directors in its discretion. In the event that the Board of Directors does not or is unable to make a determination on such matter, then the method described

Annex H-15

in clause (ii) below shall apply. The Board of Directors may consider, among other things, the following methods: (i) election of competing slates of Director nominees (determined in a manner approved by the Board of Directors) by a majority of the voting power represented at the General Meeting in person or by proxy and voting on such competing slates, (ii) election of individual Directors by a plurality of the voting power represented at the General Meeting in person or by proxy and voting on the election of Directors (which shall mean that the nominees receiving the largest number of “for” votes will be elected in such Contested Election), (iii) election of each nominee by a majority of the voting power represented at the General Meeting in person or by proxy and voting on the election of Directors, provided that if the number of such nominees exceeds the number of Directors to be elected, then as among such elected nominees the election shall be by plurality of the voting power as described above, and (iv) such other method of voting as the Board of Directors deems appropriate, including use of a “universal proxy card” listing all Nominees and Alternate Nominees by the Company. For the purposes of these Articles, election of Directors at a General Meeting shall be considered a “Contested Election” if the aggregate number of Nominees and Alternate Nominees at such meeting exceeds the total number of Directors to be elected at such meeting, with the determination thereof being made by the Secretary (or, in the absence thereof, by the Chief Executive Officer of the Company) as of the close of the applicable notice of nomination period under Article 25 or under applicable law, based on whether one or more notice(s) of nomination were timely filed in accordance with Article 25, this Article 39 and applicable law; provided, however, that the determination that an election is a Contested Election shall not be determinative as to the validity of any such notice of nomination; and provided further, that, if, prior to the time of such meeting, one or more notices of nomination of an Alternate Nominee are withdrawn such that the number of candidates for election as Director no longer exceeds the number of Directors to be elected, the election shall not be considered a Contested Election. Shareholders shall not be entitled to cumulative voting in the election of Directors, except to the extent specifically set forth in this clause (f).

(g)  Notwithstanding anything to the contrary herein, this Article 39 and Article 42(e) may only be amended, replaced or suspended by a resolution adopted at a General Meeting by a majority of at least sixty-five percent (65%) of the total voting power of the Company’s shareholders.

(h)  Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of External Directors, if so elected, shall be only in accordance with the applicable provisions set forth in the Companies Law.

40.         Commencement of Directorship.

Without derogating from Article 39, the term of office of a Director shall commence as of the date of his or her appointment or election, or on a later date if so specified in his or her appointment or election.

41.         Continuing Directors in the Event of Vacancies.

The Board of Directors (and, if so determined by the Board of Directors, the General Meeting) may at any time and from time to time appoint any person as a Director to fill a vacancy (whether such vacancy is due to a Director no longer serving or due to the number of Directors serving being less than the maximum number stated in Article 38 hereof). In the event of one or more such vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, provided, however, that if the number of Directors serving is less than the minimum number provided for pursuant to Article 38 hereof, they may only act in an emergency or to fill the office of a Director which has become vacant up to a number equal to the minimum number provided for pursuant to Article 38 hereof, or in order to call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies. The office of a Director that was appointed by the Board of Directors to fill any vacancy shall only be for the remaining period of time during which the Director whose service has ended was filled would have held office, or in case of a vacancy due to the number of Directors serving being less than the maximum number stated in Article 38 hereof the Board of Directors shall determine at the time of appointment the class pursuant to Article 39 to which the additional Director shall be assigned. Notwithstanding anything to the contrary herein, this Article 41 may only be amended, replaced or suspended by a resolution adopted at a General Meeting by a majority of at least sixty-five percent (65%) of the total voting power of the Company’s shareholders.

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42.         Vacation of Office.

The office of a Director shall be vacated and he shall be dismissed or removed:

(a)  ipso facto, upon his or her death;

(b)  if he or she is prevented by applicable law from serving as a Director;

(c)  if the Board of Directors determines that due to his or her mental or physical state he or she is unable to serve as a director;

(d)  if his or her directorship expires pursuant to these Articles and/or applicable law;

(e)  by a resolution adopted at a General Meeting by a majority of at least sixty-five percent (65%) of the total voting power of the Company’s shareholders (with such removal becoming effective on the date fixed in such resolution);

(f)   by his or her written resignation, such resignation becoming effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later; or

(g)  with respect to an External Director, if so elected, and notwithstanding anything to the contrary herein, only pursuant to applicable law.

43.         Conflict of Interests; Approval of Related Party Transactions.

(a)   Subject to the provisions of applicable law and these Articles, no Director shall be disqualified by virtue of his or her office from holding any office or place of profit in the Company or in any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested, be avoided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director’s holding that office or of the fiduciary relations thereby established, but the nature of his or her interest, as well as any material fact or document, must be disclosed by him or her at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his or her interest then exists, or, in any other case, at no later than the first meeting of the Board of Directors after the acquisition of his or her interest.

(b)  Subject to the Companies Law and these Articles, a transaction between the Company and an Office Holder, and a transaction between the Company and another entity in which an Office Holder of the Company has a personal interest, in each case, which is not an Extraordinary Transaction (as defined by the Companies Law), shall require only approval by the Board of Directors or a Committee of the Board of Directors. Such authorization, as well as the actual approval, may be for a particular transaction or more generally for specific type of transactions.

PROCEEDINGS OF THE BOARD OF DIRECTORS

44.         Meetings.

(a)  The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Board of Directors thinks fit.

(b)  A meeting of the Board of Directors shall be convened by the Secretary upon instruction of the Chairperson or upon a request of at least two Directors which is submitted to the Chairperson or in any event that such meeting is required by the provisions of the Companies Law. In the event that the Chairperson does not instruct the Secretary to convene a meeting upon a request of at least two (2) Directors within seven (7) days of such request, then such two Directors may convene a meeting of the Board of Directors. Any meeting of the Board of Directors shall be convened upon not less than two (2) days’ notice, unless such notice is waived in writing by all of the Directors as to a particular meeting or by their attendance at such meeting or unless the matters to be discussed at such meeting are of such urgency and importance that notice is reasonably determined by the Chairperson as ought to be waived or shortened under the circumstances.

Annex H-17

(c)  Notice of any such meeting shall be given orally, by telephone, in writing or by mail, facsimile, email or such other means of delivery of notices as the Company may apply, from time to time.

(d)  Notwithstanding anything to the contrary herein, failure to deliver notice to a Director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure or defect is waived prior to action being taken at such meeting, by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid. Without derogating from the foregoing, no Director present at any time during a meeting of the Board of Directors shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such meeting on account of any defect in the notice of such meeting relating to the date, time or the place thereof or the convening of the meeting.

45.         Quorum.

Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by any means of communication of a majority of the Directors then in office who are lawfully entitled to participate and vote in the meeting. No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present (in person or by any means of communication on the condition that all participating Directors can hear each other simultaneously) when the meeting proceeds to business. If within thirty (30) minutes from the time appointed for a meeting of the Board of Directors a quorum is not present, the meeting shall stand adjourned at the same place and time forty-eight (48) hours thereafter unless the Chairperson has determined that there is such urgency and importance that a shorter period is required under the circumstances. If an adjourned meeting is convened in accordance with the foregoing and a quorum is not present within thirty (30) minutes of the announced time, the requisite quorum at such adjourned meeting shall be, any two (2) Directors, if the number of then serving directors is up to five (5), and any three (3) Directors, if the number of then serving directors is more than five (5), in each case who are lawfully entitled to participate in the meeting and who are present at such adjourned meeting. At an adjourned meeting of the Board of Directors the only matters to be considered shall be those matters which might have been lawfully considered at the meeting of the Board of Directors originally called if a requisite quorum had been present, and the only resolutions to be adopted are such types of resolutions which could have been adopted at the meeting of the Board of Directors originally called.

46.         Chairperson of the Board of Directors.

The Board of Directors shall, from time to time, elect one of its members to be the Chairperson of the Board of Directors, remove such Chairperson from office and appoint in his or her place. The Chairperson of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairperson, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting or if he is unwilling to take the chair, the Directors present shall choose one of the Directors present at the meeting to be the Chairperson of such meeting. The office of Chairperson of the Board of Directors shall not, by itself, entitle the holder to a second or casting vote.

47.         Validity of Acts Despite Defects.

All acts done or transacted at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

CHIEF EXECUTIVE OFFICER

48.         Chief Executive Officer.

The Board of Directors shall from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officer of the Company who shall have the powers and authorities set forth in the Companies Law, and may confer upon such person(s), and from time to time modify or revoke, such titles and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe. Such appointment(s) may be either for a fixed term or without

Annex H-18

any limitation of time, and the Board of Directors may from time to time (subject to any additional approvals required under, and the provisions of, the Companies Law and of any contract between any such person and the Company) fix their salaries and compensation, remove or dismiss them from office and appoint another or others in his, her or their place or places.

MINUTES

49.         Minutes.

Any minutes of the General Meeting or the Board of Directors or any Committee thereof, if purporting to be signed by the Chairperson of the General Meeting, the Board of Directors or a Committee thereof, as the case may be, or by the Chairperson of the next succeeding General Meeting, meeting of the Board of Directors or meeting of a Committee, as the case may be, shall constitute prima facie evidence of the matters recorded therein.

DIVIDENDS

50.         Declaration of Dividends.

The Board of Directors may from time to time declare, and cause the Company to pay dividends as permitted by the Companies Law. The Board of Directors shall determine the time for payment of such dividends and the record date for determining the shareholders entitled thereto.

51.         Amount Payable by Way of Dividends.

Subject to the provisions of these Articles and subject to the rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, any dividend paid by the Company shall be allocated among the Shareholders (not in default in payment of any sum referred to in Article 13 hereof) entitled thereto on a pari passu basis in proportion to their respective holdings of the issued and outstanding Shares in respect of which such dividends are being paid.

52.         Interest.

No dividend shall carry interest as against the Company.

53.         Payment in Specie.

If so declared by the Board of Directors, a dividend declared in accordance with Article 50 may be paid, in whole or in part, by the distribution of specific assets of the Company or by distribution of paid up shares, debentures or other securities of the Company or of any other companies, or in any combination thereof, in each case, the fair value of which shall be determined by the Board of Directors in good faith.

54.         Implementation of Powers.

The Board of Directors may settle, as it deems fit, any difficulty arising with regard to the distribution of dividends, bonus shares or otherwise, and in particular, to issue certificates for fractions of shares and sell such fractions of shares in order to pay their consideration to those entitled thereto, or to set the value for the distribution of certain assets and to determine that cash payments shall be paid to the Shareholders on the basis of such value, or that fractions whose value is less than NIS 0.01 shall not be taken into account. The Board of Directors may instruct to pay cash or convey these certain assets to a trustee in favor of those people who are entitled to a dividend, as the Board of Directors shall deem appropriate.

55.         Deductions from Dividends.

The Board of Directors may deduct from any dividend or other moneys payable to any Shareholder in respect of a share any and all sums of money then payable by him or her to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other matter of transaction whatsoever.

Annex H-19

56.         Retention of Dividends.

(a)  The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b)  The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under Articles 21 or 22, entitled to become a Shareholder, or which any person is, under said Articles, entitled to transfer, until such person shall become a Shareholder in respect of such share or shall transfer the same.

57.         Unclaimed Dividends.

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed. The payment of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of one (1) year (or such other period determined by the Board of Directors) from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company, provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company. The principal (and only the principal) of any unclaimed dividend of such other moneys shall be if claimed, paid to a person entitled thereto.

58.         Mechanics of Payment.

Any dividend or other moneys payable in cash in respect of a share, less the tax required to be withheld pursuant to applicable law, may, as determined by the Board of Directors in its sole discretion, be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such Persons or his or her bank account or the person who the Company may then recognize as the owner thereof or entitled thereto under Article 21 or 22 hereof, as applicable, or such person’s bank account), or to such person and at such other address as the person entitled thereto may by writing direct, or in any other manner the Board of Directors deems appropriate. Every such check or warrant or other method of payment shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such check shall be sent at the risk of the Person entitled to the money represented thereby.

ACCOUNTS

59.         Books of Account.

The Company’s books of account shall be kept at the Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as explicitly conferred by law or authorized by the Board of Directors. The Company shall make copies of its annual financial statements available for inspection by the shareholders at the principal offices of the Company. The Company shall not be required to send copies of its annual financial statements to the Shareholders.

60.         Auditors.

The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the Shareholders in General Meeting may act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors (with right of delegation to a Committee thereof or to management) to fix such remuneration subject to such criteria or standards, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such

Annex H-20

auditor(s). The General Meeting may, if so recommended by the Board of Directors, appoint the auditors for a period that may extend until the third Annual General Meeting after the Annual General Meeting in which the auditors were appointed.

61.         Fiscal Year.

The fiscal year of the Company shall be the 12 months period ending on December 31 of each calendar year.

SUPPLEMENTARY REGISTERS

62.         Supplementary Registers.

Subject to and in accordance with the provisions of Sections 138 and 139 of the Companies Law, the Company may cause supplementary registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

EXEMPTION, INDEMNITY AND INSURANCE

63.         Insurance.

Subject to the provisions of the Companies Law with regard to such matters, the Company may enter into a contract for the insurance of the liability, in whole or in part, of any of its Office Holders imposed on such Office Holder due to an act performed by or an omission of the Office Holder in the Office Holder’s capacity as an Office Holder of the Company arising from any matter permitted by law, including the following:

(a)  a breach of duty of care to the Company or to any other person;

(b)  a breach of his or her duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that act that resulted in such breach would not prejudice the interests of the Company;

(c)  a financial liability imposed on such Office Holder in favor of any other person;

(d)  any other event, occurrence, matters or circumstances under any law with respect to which the Company may, or will be able to, insure an Office Holder, and to the extent such law requires the inclusion of a provision permitting such insurance in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Securities Law, if and to the extent applicable, and Section 50P of the Economic Competition Law); and

(e)  without limitation of clause (d), a financial obligation imposed upon an Office Holder and reasonable litigation costs, including attorney’s fees, expended by an Office Holder as a result of an administrative proceeding instituted against an Office Holder. Without derogating from the generality of the foregoing, such obligation or expenses will include a payment which an Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses that an Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law.

64.         Indemnity.

(a)  Subject to the provisions of the Companies Law, the Company may retroactively indemnify an Office Holder of the Company to the maximum extent permitted under applicable law, including with respect to the following liabilities and expenses, provided that such liabilities or expenses were imposed on such Office Holder or incurred by such Office Holder due to an act performed by or an omission of the Office Holder in such Office Holder’s capacity as an Office Holder of the Company:

(i)   a financial liability imposed on an Office Holder in favor of another person by any court judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court;

Annex H-21

(ii)  reasonable litigation expenses, including legal fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, or in connection with a financial sanction, provided that (1) no indictment (as defined in the Companies Law) was filed against such Office Holder as a result of such investigation or proceeding; and (2) no financial liability in lieu of a criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent;

(iii) reasonable litigation costs, including legal fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge in respect of which the Office Holder was acquitted or in a criminal charge in respect of which the Office Holder was convicted for an offence which did not require proof of criminal intent;

(iv) any other event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, indemnify an Office Holder, and to the extent such law requires the inclusion of a provision permitting such indemnity in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Israeli Securities Law, if and to the extent applicable, and Section 50P(b)(2) of the RTP Law); and

(v)  without limitation of clause (iv), a financial obligation imposed upon an Office Holder and reasonable litigation costs, including attorney’s fees, expended by an Office Holder as a result of an administrative proceeding instituted against an Office Holder. Without derogating from the generality of the foregoing, such obligation or expenses will include a payment which an Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses that an Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law.

(b)  Subject to the provisions of the Companies Law, the Company may undertake to indemnify an Office Holder, in advance, with respect to those liabilities and expenses described in the following Articles:

(i)        Sub-Article 64(a)(ii) to 64(a)(v); and

(ii)  Sub-Article 64(a)(i), provided that:

(1)    the undertaking to indemnify is limited to such events which the Directors shall deem to be foreseeable in light of the operations of the Company at the time that the undertaking to indemnify is made and for such amounts or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances; and

(2)    the undertaking to indemnify shall set forth such events which the Directors shall deem to be foreseeable in light of the operations of the Company at the time that the undertaking to indemnify is made, and the amounts and/or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances.

65.         Exemption.

Subject to the provisions of the Companies Law, the Company may, to the maximum extent permitted by law, exempt and release, in advance, any Office Holder from any liability for damages arising out of a breach of a duty of care.

66.         General.

(a)  Any amendment to the Companies Law or any other applicable law adversely affecting the right of any Office Holder to be indemnified, insured or exempt pursuant to Articles 63 to 65 and any amendments to Articles 63 to 65 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify, insure or exempt an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

Annex H-22

(b)  The provisions of Articles 63 to 65 (i) shall apply to the maximum extent permitted by law (including, the Companies Law, the Securities Law and the Economic Competition Law); and (ii) are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or in respect of indemnification (whether in advance or retroactively) and/or exemption, in favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder; and/or any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law.

WINDING UP

67.         Winding Up.

If the Company is wound up, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the Shareholders shall be distributed to them in proportion to the number of issued and outstanding shares held by each Shareholder.

NOTICES

68.         Notices.

(a)  Any written notice or other document may be served by the Company upon any Shareholder either personally, by facsimile, email or other electronic transmission, or by sending it by prepaid mail (airmail if sent internationally) addressed to such Shareholder at his or her address as described in the Register of Shareholders or such other address as the Shareholder may have designated in writing for the receipt of notices and other documents.

(b)  Any written notice or other document may be served by any Shareholder upon the Company by tendering the same in person to the Secretary or the Chief Executive Officer of the Company at the principal office of the Company, by facsimile transmission, or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Office.

(c)  Any such notice or other document shall be deemed to have been served:

(i)   in the case of mailing, forty-eight (48) hours after it has been posted, or when actually received by the addressee if sooner than forty-eight hours after it has been posted;

(ii)  in the case of overnight air courier, on the next business day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner than three business days after it has been sent;

(iii) in the case of personal delivery, when actually tendered in person, to such addressee; or

(iv) in the case of facsimile, email or other electronic transmission, on the first business day (during normal business hours in place of addressee) on which the sender receives automatic electronic confirmation by the addressee’s facsimile machine that such notice was received by the addressee or delivery confirmation from the addressee’s email or other communication server.

(d)  If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 68.

(e)  All notices to be given to the Shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders, and any notice so given shall be sufficient notice to the holders of such share.

(f)   Any Shareholder whose address is not described in the Register of Shareholders, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

Annex H-23

(g)  Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting, containing the information required by applicable law and these Articles to be set forth therein, which is published, within the time otherwise required for giving notice of such meeting, in either or several of the following manners (as applicable) shall be deemed to be notice of such meeting duly given, for the purposes of these Articles, to any Shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located either inside or outside the State of Israel:

(v)  if the Company’s shares are then listed for trading on a national securities exchange in the United States or quoted in an over-the-counter market in the United States, publication of notice of a General Meeting pursuant to a report or a schedule filed with, or furnished to, the SEC pursuant to the Securities Exchange Act of 1934, as amended; and/or

(vi) on the Company’s internet site.

(h)  The mailing or publication date and the record date and/or date of the meeting (as applicable) shall be counted among the days comprising any notice period under the Companies Law and the regulations thereunder.

AMENDMENT

69.         Amendment.

Any amendment of these Articles shall require, in addition to the approval of the General Meeting of shareholders in accordance with these Articles, also the approval of the Board of Directors with the affirmative vote of a majority of the then serving Directors.

FORUM FOR ADJUDICATION OF DISPUTES

70.         Forum for Adjudication of Disputes.

(a) Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. The foregoing provisions of this Article 70 shall not apply to causes of action arising under the U.S. Securities Exchange Act of 1934, as amended.

the Company consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to these provisions.

*            *            *

Annex H-24

Annex I

SHAREHOLDER VOTING AND SUPPORT AGREEMENT

This Shareholder Voting And Support Agreement (this “Agreement”), dated as of June 9, 2022, is made and entered into by and among Holisto Ltd., an Israeli company (the “Company”), Moringa Acquisition Corp, a Cayman Islands exempted company (“SPAC”), and the party listed on the signature pages hereto as a “Shareholder” (the “Shareholder”).

RECITALS

WHEREAS, concurrently herewith, SPAC, Holisto MergerSub, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Merger Sub”), and the Company are entering into a Business Combination Agreement in substantially the form provided to the Shareholder and is attached hereto as Exhibit A (as may be amended, supplemented, restated or otherwise modified from time to time by the Company and SPAC, the “Business Combination Agreement”) to effect a transaction resulting in the initial registration of the Company’s Ordinary Shares (or initial or continued registration of the class of securities exchanged for Company securities in such transaction) under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) (or equivalent securities law of another jurisdiction) (the “SPAC Transaction”);

WHEREAS, immediately prior and subject to the closing of the SPAC Transaction (the “Closing”), each Preferred A Share, Preferred A-1 Share, Preferred A-2 Share (collectively, the “Preferred Shares”) and Ordinary A Share of the Company, NIS 0.01 par value each, that is outstanding immediately prior to the Closing, shall be converted automatically into one Ordinary Share of the Company (the “Conversion”), and immediately following such conversion, the Company shall effect a share split, to become effective as of immediately prior to the Closing, pursuant to which all issued and unissued Ordinary Shares of the Company shall be converted into the number of Company Ordinary Shares computed by multiplying each such Company Ordinary Share by a certain conversion ratio (the “Capital Restructuring”) all as detailed in the Business Combination Agreement;

WHEREAS, at the Effective Time, upon the terms and subject to the conditions of the Business Combination Agreement and in accordance with the Cayman Islands Companies Law (2020 Revision), as amended or restated from time to time, Merger Sub will merge with and into SPAC (the “Merger”), with SPAC continuing as the surviving company after the Merger, as a result of which SPAC will become a direct, wholly-owned subsidiary of the Company;

WHEREAS, as of the date hereof, the Shareholder is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act of and is entitled to dispose of and vote (including, without limitation, by proxy or power of attorney) Company Shares and such number of Company Warrants (if any) set forth on the signature pages hereto (collectively, the “Owned Shares”; the Owned Shares and any additional Company Ordinary Shares and/or Company Ordinary A Shares and/or Company Preferred Shares (or any securities convertible into or exercisable or exchangeable for Company Ordinary Shares and/or Company Ordinary A Shares and/or Company Preferred Shares) in which the Shareholder has or acquires record or beneficial ownership after the date hereof, including by purchase, as a result of a share dividend, share split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Covered Shares”); and

WHEREAS, in anticipation of, and as a condition and inducement to the willingness of SPAC to enter into the Business Combination Agreement, SPAC, the Company and the Shareholder are entering into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, SPAC, the Company and the Shareholder hereby agree as follows:

1. Agreement to Vote. The Shareholder irrevocably and unconditionally agrees that, at any meeting of the shareholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting) including any class meetings, class votes or class consents, and in connection with any written consent of shareholders of the Company, the Shareholder shall, and shall cause any other holder of record of any of the Shareholder’s Covered Shares to: (a) if and when such meeting is held, appear at such meeting (in person or by proxy), and if a quorum is not present, to vote (in person or by proxy) in favor of adjournment of such meeting of the shareholders to a later date, as in accordance with the Company’s Articles of Association as in effect at such time; (b) vote, in person or by proxy, or validly execute and deliver any written consent with respect to all of the Shareholder’s Covered Shares in favor of the resolutions in the

Annex I-1

form attached hereto as Exhibit B, and any other resolutions in favor of (i) the Merger and the adoption of the Business Combination Agreement (ii) the Conversion (iii) the Capital Restructuring, and (iv) any other matters necessary or reasonably requested by the Company for consummation of the Merger and the other transactions contemplated by the Business Combination Agreement; (c) vote, in person or by proxy, or validly execute and deliver any written consent with respect to all of the Shareholder’s Covered Shares against (A) any transaction, action or agreement of any kind (other than the SPAC Transaction) concerning the sale or transfer of (x) all or any material part of the business or assets of the Company or (y) any of the shares or other equity interests or profits of the Company, that would reasonably be expected to (i) frustrate the purposes of, impede, interfere with, delay, postpone or adversely affect the SPAC Transaction (including the consummation thereof), (ii) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Business Combination Agreement, or cause any of the conditions to Closing set forth in the Business Combination Agreement not to be fulfilled or satisfied, or (iii) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Shareholder contained in this Agreement and (B) any merger agreement or merger (other than the Business Combination Agreement and the Merger), consolidation, combination, sale of all or substantially all assets, scheme of arrangement, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company.

2. Proxy.

(a) The Shareholder hereby irrevocably and unconditionally, to the fullest extent permitted by applicable Law, appoints the Chief Executive Officer of the Company, or any designee of the Company as approved by the board of directors of the Company, as the Shareholder’s attorney-in-fact and proxy with full power of substitution, to vote, express consent or dissent and otherwise act (by written consent or otherwise) with respect to the Covered Shares, solely on the matters and in the manner specified in Section 1. THE PROXIES AND POWERS OF ATTORNEY GRANTED PURSUANT TO THIS SECTION 2 ARE IRREVOCABLE AND COUPLED WITH AN INTEREST. The Shareholder hereby affirms that the irrevocable proxy granted by Shareholder pursuant to this Section 2 is granted in consideration of SPAC considering entering into this Agreement and the Business Combination Agreement and that such irrevocable proxy is given to secure the performance of the duties of the Shareholder under this Agreement. The proxies and powers of attorney shall not be terminated by any act of the Shareholder or by operation of law, by lack of appropriate power or authority, or by the occurrence of any other event or events and shall be binding upon all successors, assigns, heirs, beneficiaries and legal representatives of the Shareholder. The Shareholder hereby revokes all other proxies and powers of attorney on the matters specified in this Section 2 with respect to the Covered Shares that the Shareholder may have previously appointed or granted, and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by the Shareholder with respect to any Covered Shares. All authority herein conferred or agreed to be conferred shall survive the death, bankruptcy or incapacity of the Shareholder and any obligation of the Shareholder under this Agreement shall be binding upon the heirs, personal representatives, and successors of the Shareholder.

3. Termination. This Agreement shall terminate, and no party shall have any further obligations or liabilities under this Agreement, upon the earliest of (i) termination of the Business Combination Agreement in accordance with its terms or (ii) the time this Agreement is terminated upon the mutual written agreement of SPAC, the Company and the Shareholder (the earliest such date under clause (i) and (ii) being referred to herein as the “Termination Date”); provided, that the provisions set forth in Sections 8 to 16 below shall survive the termination of this Agreement; provided further, that termination of this Agreement shall not relieve any party hereto from any liability for any willful breach of, or actual fraud in connection with, this Agreement prior to such termination.

4. Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to the Company and SPAC as to itself, as of the date hereof and as of the Closing, that the Shareholder has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes valid and binding obligation of the Shareholder, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity.

5. The Shareholder hereby agrees not to, directly or indirectly, prior to the Termination Date, except in connection with the consummation of the Merger, (i) sell, transfer, encumber, assign or otherwise dispose of, either voluntarily or involuntarily (collectively, “Transfer”), or enter into any Contract, option or other arrangement (including profit sharing arrangement) with respect to the Transfer of any of the Shareholder’s Covered Shares; (ii) grant any proxies or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise

Annex I-2

(including pursuant to any loan of any Covered Shares), or enter into any other agreement, with respect to any Covered Shares (in each case, other than the Proxy granted to the Company in accordance with this Agreement); (iii) publicly announce any intention to effect any transaction specified in clauses (i) or (ii); or (iv) take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing, disabling or delaying the Shareholder from performing its obligations under this Agreement.

6. Further Assurances, Instruments and Efforts. From time to time, at SPAC’s or Company’s request and without further consideration, the Shareholder shall execute and deliver such additional documents, including without limitation a lock-up agreement in substantially the form that the Chief Executive Officer of the Company shall be requested to sign in connection with the SPAC Transaction, and take all such further action as may be reasonably necessary to effect the actions and consummate the transactions contemplated by this Agreement and by the Business Combination Agreement, and Shareholder shall use its commercially reasonable efforts, and shall reasonably cooperate with the Company and SPAC, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the SPAC Transaction (including the delivery of any information required for all applicable notices and filings and for the receipt of all applicable consents of governmental authorities and third parties) and to comply as promptly as practicable with all requirements of governmental authorities applicable to the SPAC Transaction, including any regulatory application or filing required or advisable in connection with the SPAC Transaction (including filings with the SEC or Nasdaq). The Shareholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class action with respect to, any action or claim, derivative or otherwise, against SPAC, the Company or any of their respective Affiliates, successors and assigns relating to the negotiation, execution or delivery of this Agreement, the Business Combination Agreement or the consummation of the transactions contemplated hereby and thereby (including the Capital Restructuring).

7. Waiver of Rights. By executing this Agreement, the Shareholder, as and to the extent applicable thereto, hereby irrevocably, absolutely and unconditionally waives any and all preemptive rights, anti-dilution rights, first refusal rights, over allotment rights, co-sale rights, veto rights and any other participation rights and all similar rights or other limitations that the Shareholder has or may have (whether derived from the Company’s Articles of Association as in effect on the date hereof, any agreement, other arrangement or any applicable law, including without limitation, Section 290 of the Israeli Companies Law 1999 or otherwise), in connection with any and all investments made in the Company and/or any subsidiary thereof, whether by way of an equity investment, or by way of convertible debt, or in any other manner whatsoever, in furtherance of, or in connection with, or pursuant to the SPAC Transaction and/or the Merger and/or the Business Combination Agreement.

8. Disclosure. The Shareholder hereby authorizes the Company and SPAC to publish and disclose in any announcement or disclosure required by the SEC (or as otherwise required by any applicable securities laws or any other securities authorities), or include in any document or information required to be filed with or furnished to the SEC or Nasdaq, the Shareholder’s identity and ownership of the Covered Shares and the nature of the Shareholder’s obligations under this Agreement and, if deemed appropriate by the Company or SPAC, a copy of this Agreement.

9. Confidentiality. The Shareholder (including its affiliates, directors, partners, officers, investors, employees and agents) agrees to retain in strict confidence the existence and terms of this Agreement, the negotiations between the Company and SPAC, any information related to the Business Combination Agreement and the SPAC Transaction and all nonpublic information related to SAPC and the SPAC identity, and further agree that it will not disclose to any third party, or permit the use or disclosure to any third party of such information or any information obtained from or revealed hereunder.

10. Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by SPAC, the Company and the Shareholder. Any party to this Agreement may, at any time prior to the Termination Date, waive any of the terms or conditions of this Agreement, or agree to an amendment or modification to this Agreement in the manner contemplated by this Section 10 or Section 11, as applicable.

11. Waiver. No failure or delay by any party hereto exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the parties hereto hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

Annex I-3

12. Notices. Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page or If to the Shareholder, to such address indicated on the Company’s records with respect to the Shareholder or to such other address or addresses as the Shareholder may from time to time designate in writing, or 48 hours after being deposited in the mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party’s address listed on the signature page, as subsequently modified by written notice.

13. Governing Law and Jurisdiction. All rights and obligations hereunder will be governed by the laws of the State of Israel, without regard to its conflicts of law provisions. Any dispute arising under or in relation to this Agreement shall be resolved exclusively in the competent court for Tel Aviv-Jaffa district, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of such court.

14. Assignment; Successors. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 13 shall be null and void, ab initio.

15. Enforcement. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, including the Shareholder’s obligations to vote its Covered Shares as provided in this Agreement, without proof of damages, prior to the valid termination of this Agreement, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at applicable Law or that an award of specific performance is not an appropriate remedy for any reason at applicable Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 15 shall not be required to provide any bond or other security in connection with any such injunction.

16. Counterparts. This Agreement and any amendment hereto may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any amendment hereto by electronic means, including docuSign, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any amendment hereto.

17. Trust Account Waiver. The Shareholder agrees, acknowledges and represents that it understands that SPAC has established its trust account (the “Trust Account”) for the benefit of the public stockholders and that SPAC may disburse monies from the Trust Account only: (A) to the public stockholders in the event of the conversion of their shares upon consummation of a business combination or amendment to SPAC’s certificate of incorporation relating to pre-business combination activity, (B) to the public stockholders in connection with SPAC’s liquidation in the event SPAC is unable to consummate a business combination within the required time period or (C) to SPAC concurrently with, or after it consummates a business combination, and (ii) agrees that it does not have any right, title, interest or claim of any kind in or to any monies of the Trust Account (“Claim”) and waives any Claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with SPAC and will not seek recourse against the Trust Account for any reason whatsoever.

[The remainder of this page is intentionally left blank]

Annex I-4

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

MORINGA ACQUISITION CORP
By:
Name:
Title:
HOLISTO LTD.
By:
Name:
Title:

[Signature Page to Shareholder Voting and Support Agreement]

Annex I-5

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

SHAREHOLDER
By:
Name:
Title:

The Shareholder is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of and is entitled to dispose of and vote the following securities of the Company which represent the only shares, warrants, notes, evidence of indebtedness, convertible loan (and interest thereon) or instrument, or other rights or securities directly or indirectly convertible, exchangeable or exercisable into share capital of the Company, and any rights to acquire or receive any of the foregoing (including by virtue of any convertible loan previously converted (if any), any anti-dilution rights, rights of first refusal or first offer, preemptive rights or any other similar rights), to which the Shareholder is or may be entitled:

Number of Company Ordinary Shares

Number of Company Ordinary A Shares

Number of Company Preferred Share

Number of Company Ordinary Shares issuable upon exercise of warrant

Number of Company Ordinary A Shares issuable upon exercise of warrant

Number of Company Preferred Shares issuable upon exercise of warrant

[Signature Page to Shareholder Voting and Support Agreement]

Annex I-6

EXHIBIT A

Form of BCA

Annex I-7

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Under the Israeli Companies Law, a company may not exculpate directors or certain senior officers (collectively, “Office Holders”) from liability for a breach of a duty of loyalty. An Israeli company may exculpate Office Holders in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. The Restated Holisto Articles to be effective at Closing include such a provision. An Israeli company may not exculpate Office Holders in advance from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, the Israeli Securities Law and the Israeli Economic Competition Law, 5748-1988, a company may indemnify Office Holders in respect of the following liabilities, payments and expenses incurred for acts performed by them as Office Holders, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•        monetary liability incurred by or imposed on the Office Holder in favor of another person pursuant to a court judgment, including pursuant to a settlement confirmed as judgment or arbitrator’s decision approved by a competent court. However, if an undertaking to indemnify an Office Holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•        reasonable litigation expenses, including reasonable attorneys’ fees, which were incurred by the Office Holder as a result of an investigation or proceeding filed against the Office Holder by an authority authorized to conduct such investigation or proceeding, provided that such investigation or proceeding was either (i) concluded without the filing of an indictment against such Office Holder and without the imposition on the Office Holder of any monetary obligation in lieu of a criminal proceeding; (ii) concluded without the filing of an indictment against the Office Holder but with the imposition of a monetary obligation on the Office Holder in lieu of criminal proceedings for an offense that does not require proof of criminal intent; or (iii) in connection with a monetary sanction;

•        a monetary liability imposed on the Office Holder in an Administrative Proceeding (as defined below) pursuant to Section 52(54)(a)(1)(a) of the Israeli Securities Law, in favor of all the parties injured by the Office Holder’s breach;

•        reasonable litigation expenses, including reasonable attorneys’ fees, expended by the Office Holder with respect to an Administrative Proceeding under the Israeli Securities Law;

•        reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the Office Holder or which were imposed on the Office Holder by a court (i) in a proceeding instituted against the Office Holder by the company, on its behalf, or by a third-party, (ii) in connection with criminal indictment of which the Office Holder was acquitted, or (iii) in connection with a criminal indictment which the Office Holder was convicted of an offense that does not require proof of criminal intent;

•        financial liability imposed on the Office Holder in an Administrative Proceeding, on behalf of all the parties injured by the Office Holder’s breach;

•        reasonable litigation expenses, including reasonable attorneys’ fees, incurred by an Office Holder in connection with a proceeding under the Law for Increased Enforcement of Labor Laws, 5772-2011 and the regulations promulgated thereunder, or the Law for Encouragement of Research, Development and Technological Innovation in the Industry, 5744-1984 and all the regulations promulgated under it;

•        reasonable litigation expenses, including reasonable attorneys’ fees, incurred by an Office Holder in connection with a proceeding conducted with respect to the Office Holder under the Economic Competition Law; and

•        any other obligation or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an Office Holder, including, without limitation, matters referenced in Section 56H(b)(1) of the Israeli Securities Law.

An “Administrative Proceeding” is defined as a proceeding pursuant to chapters H3 (Monetary Sanction by the Israel Securities Authority), H4 (Administrative Enforcement Proceedings of the Administrative Enforcement Committee) or I1 (Arrangement to Conditionally Prevent Proceedings or Suspend Proceedings) of the Israeli Securities Law.

Under the Israeli Companies Law, the Israeli Securities Law and the Economic Competition Law, a company may insure an Office Holder against the following liabilities incurred for acts performed by him or her as an Office Holder if and to the extent provided in the company’s articles of association:

•        a breach of the duty of loyalty to the company, provided that the Office Holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•        a breach of duty of care to the company or to a third-party;

•        a monetary liability imposed on the Office Holder in favor of a third-party;

•        a monetary liability imposed on the Office Holder in favor of an injured party in certain Administrative Proceedings under the Israeli Securities Law, including reasonable attorneys’ fees and other litigation expenses;

•        expenses incurred by the Office Holder in connection with an Administrative Proceeding, including reasonable attorneys’ fees and other litigation expenses; and

•        expenses incurred by the Office Holder in proceedings under or in connection with the Economic Competition Law, including reasonable attorneys’ fees and other litigation expenses.

Under the Israeli Companies Law, a company may not indemnify, exculpate or insure an Office Holder against any of the following:

•        a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the Office Holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•        a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the Office Holder;

•        an act or omission committed with intent to derive illegal personal benefit; or

•        a fine or forfeit levied against the Office Holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of an Office Holder in a public company must be approved by the compensation committee and the board of directors and, with respect to the CEO, directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders.

The Restated Holisto Articles to be effective at Closing permit Holisto to insure its Office Holders to the fullest extent permitted or to be permitted by law. Holisto’s Office Holders are currently covered by a directors’ and officers’ liability insurance policy. As of the date of this proxy statement/prospectus, no claims for directors’ and officers’ liability insurance have been filed under this policy and Holisto is not aware of any pending or threatened litigation or proceeding involving any of its Office Holders in which indemnification is sought.

Holisto has entered into agreements with each of its current Office Holders undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including, with respect to liabilities resulting from this offering, to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by the board of directors based on Holisto’s activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

Effective as of the date of the close of the Business Combination, the maximum indemnification amount set forth in such agreements is limited to equal to the higher of: (i) $10 million; (ii) 50% of Holisto’s total shareholders’ equity as reflected in Holisto’s most recent consolidated financial statements prior to the date on which the indemnity payment is made, and (iii) 10% of Holisto’s total market capitalization calculated based on the average closing price of Holisto Ordinary Shares over the 30 trading days prior to the actual payment, multiplied by the total number of Holisto’s issued and outstanding shares as of the date of the payment (other than indemnification for an offering of securities to the public, including by a shareholder in a secondary offering, in which case the maximum indemnification amount is limited to the gross proceeds raised by Holisto and/or any selling shareholder in such public offering). The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

There is no pending litigation or proceeding against any of Holisto’s office holders as to which indemnification is being sought, nor is Holisto aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

Exclusive Jurisdiction of Certain Actions

The Restated Holisto Articles provide that unless Holisto consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

The Restated Holisto Articles provide that unless Holisto consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel will be the exclusive forum for (i) any derivative action or proceeding brought on behalf of Holisto, (ii) any action asserting a claim of breach of a duty owed by any director, officer or other employee of Holisto to Holisto or Holisto’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law or the Securities Law or otherwise arising from the holding of shares in Holisto.

Item 21. Exhibits and Financial Statement Schedules

Exhibit No.	Description
2.1#*

Business Combination Agreement, dated as of June 9, 2022, as amended on August 17, 2022, by and among Holisto Ltd., Holisto MergerSub, Inc. and Moringa Acquisition Corp. (included as Annex A to the proxy statement/prospectus)

2.2#	First Amendment to Business Combination Agreement, dated August 17, 2022 (included as Annex A1 to the proxy statement/prospectus)
2.3#	Form of Plan of Merger of Holisto MergerSub into Moringa (included as Annex B-1 to the Proxy Statement/Prospectus
3.1#	Amended and Restated Articles of Association of Holisto
3.2#	Form of Amended and Restated Articles of Association of Holisto (to be effective upon consummation of the Business Combination) (included as Annex H to the proxy statement/prospectus)
3.3.1#

Amended and Restated Memorandum and Articles of Association of Moringa (incorporated herein by reference to Exhibit 3.2 to Moringa’s Registration Statement on Form S-1 (Registration No. 333-252615) filed with the SEC on February 1, 2021)

3.3.2

Amendment, dated February 9, 2023, to the Amended and Restated Memorandum and Articles of Association of Moringa (incorporated herein by reference to Exhibit 3.1 to Moringa’s Current Report on Form 8-K filed with the SEC on February 9, 2023)

3.3.3

Second Amended and Restated Articles of Association of Moringa, to be effective immediately prior to the consummation of the Business Combination (included in Annex B to the proxy statement/prospectus)

4.2#

Specimen Class A Ordinary Share Certificate of Moringa (incorporated herein by reference to Exhibit 4.2 to Moringa’s Registration Statement on Form S-1 (Registration No. 333-252615) filed with the SEC on February 1, 2021)

4.3#

Specimen Warrant Certificate of Moringa (incorporated herein by reference to Exhibit 4.3 to Moringa’s Registration Statement on Form S-1 (Registration No. 333-252615) filed with the SEC on February 1, 2021)

4.4#

Warrant Agreement dated February 19, 2021, between Continental Stock Transfer & Trust Company and Moringa (incorporated herein by reference to Exhibit 4.1 to Moringa’s Current Report on Form 8-K filed with the SEC on February 22, 2021)

4.5	Form of Assignment, Assumption and Amendment to Warrant Agreement among Continental Stock Transfer & Trust Company, Moringa and Holisto(2)
4.6	Specimen Warrant Certificate of Holisto(2)
5.1	Opinion of Ellenoff Grossman & Schole LLP as to the validity of the Holisto Warrants to be issued(2)
5.2	Opinion of Shibolet Law Firm as to the validity of the Holisto Ordinary Shares to be issued(2)
10.1#

Business Combination Marketing Agreement dated February 16, 2021, by and between Moringa and EarlyBird Capital, Inc. (incorporated herein by reference to Exhibit 1.2 to Moringa’s Current Report on Form 8-K filed with the SEC on February 22, 2021)

10.2#

Letter Agreement dated February 16, 2021, by and among Moringa, its officers and directors and Moringa Sponsor, L.P. (incorporated herein by reference to Exhibit 10.1 to Moringa’s Current Report on Form 8-K filed with the SEC on February 22, 2021)

10.3#

Registration Rights Agreement dated February 19, 2021, between Moringa and certain security holders (incorporated herein by reference to Exhibit 10.3 to Moringa’s Current Report on Form 8-K filed with the SEC on February 22, 2021)

10.4#	Form of Shareholder Voting and Support Agreement, dated as of June 9, 2022, by and among Holisto, Moringa and the Holisto shareholders listed therein
10.5#	Form of Lock-Up Agreement, dated as of June 9, 2022, entered into by each shareholder of Holisto party thereto in favor of Holisto (included as Annex D to the proxy statement/prospectus)(1)
10.6#

Form of Lock-Up Agreement, dated as of June 9, 2022, entered into by Moringa Sponsor US L.P. in favor of Holisto (in respect of Moringa Founder shares) (included as Annex C to the proxy statement/prospectus)

10.7#

Form of Lock-Up Agreement, dated as of June 9, 2022, entered into by certain shareholders of Moringa party thereto in favor of Holisto (in respect of Moringa Private Units) (included as Annex E to the proxy statement/prospectus)

10.8#	Form of Amended and Restated Registration Rights Agreement, by and among Holisto, Moringa Sponsor, L.P., any other future holders of Holisto Ordinary Shares who may become party thereto, and Moringa

Exhibit No.	Description
10.9#†	2019 Share Option Plan of Holisto
10.10#†	2022 Equity Incentive Plan of Holisto
10.11	Form of Director and Officer Indemnification Agreement for Holisto(2)
10.12	Compensation Policy for Directors and Officers of Holisto(2)
10.13	Form of Amended and Restated Shareholders’ Rights Agreement among Holisto and certain investor shareholders(2)
10.14#	Form of Old SAFE Agreement of Holisto
10.15#	Form of New SAFE Agreement of Holisto
10.16#	Form of First Amendment to the New SAFE Agreement of Holisto with the party thereto
10.17#	Form of First Amendment to the New SAFE Agreement of Holisto with the party thereto
10.18#	Form of First Amendment to the New SAFE Agreement of Holisto with the party thereto
10.19#	Form of Second Amendment to the New SAFE Agreement of Holisto with the party thereto
10.20#	Form of amended New SAFE Agreement of Holisto
10.21#	Financing Agreement, dated as of March, 2021, among Holisto and Discount Capital Ltd
10.22#	Form of warrant granted to Discount Capital pursuant to the Financing Agreement dated as of March, 2021, among Holisto and Discount Capital Ltd
10.23#	Amendment No. 1 to Financing Agreement among Holisto and Discount Capital Ltd., dated as of October 13, 2022
10.24#	Form of warrant granted to Discount Capital pursuant to Amendment No. 1 to Financing Agreement among Holisto and Discount Capital Ltd., dated as of October 13, 2022
10.25#	Form of additional warrant to be granted to Discount Capital pursuant to Amendment No. 1 to Financing Agreement among Holisto and Discount Capital Ltd., dated as of October 13, 2022
10.26#	Financing Agreement, dated as of November, 2022, among Holisto, Connecticut Innovations, Incorporated and several additional lenders listed therein
10.27#

Form of warrant granted to Connecticut Innovations, Incorporated and several additional lenders pursuant to the Financing Agreement dated as of November, 2022, among Holisto, Connecticut Innovations, Incorporated and several additional lenders listed therein

21.1#	List of subsidiaries of Holisto
23.1	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, auditors of Moringa(1)
23.2	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, auditors of Holisto(1)
23.4	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 5.1)(2)
21.5	Consent of Shibolet Law Firm (included Exhibit 5.2)(2)
24.1#	Power of Attorney
99.1#	Consent of Ilan Levin
99.5	Request for Waiver and Representation under Item 8.A.4 of Form 20-F(1)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107#	Filing Fee Table

____________

#        Previously filed.

*        The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

†        Indicates a management contract or compensation plan. To the extent Holisto does not consummate an equity capital raise reflecting a pre money valuation of at least $100,000,000 during the first 6 months following the agreement date, then, Holisto shall grant Discount Capital a third warrant, which is to be a warrant to purchase an additional 1,200 Preferred A shares of Holisto.

(1)      Filed herewith.

(2)      To be filed by amendment.

Item 22. Undertakings

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)    That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)    The undersigned registrant hereby undertakes as follows:

(1)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)    That every prospectus (i) that is filed pursuant to paragraph (g)(i) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Tel Aviv-Yafo, Israel, on the 30th day of March, 2023.

Holisto Ltd.
By:	/s/ Eran Shlomo Shust
Name: Eran Shlomo Shust
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Eran Shlomo Shust	Chief Executive Officer and Director	March 30, 2023
Eran Shlomo Shust	(Principal Executive Officer)
/s/ Dror Levy	Chief Financial Officer	March 30, 2023
Dror Levy	(Principal Financial and Accounting Officer)
/s/ Avi Wortzel*	Director
Avi Wortzel
/s/ Danny Hadar*	Director
Danny Hadar
/s/ Peter Longo*	Director
Peter Longo
/s/ Reuven Avi-Tal*	Director
Reuven Avi-Tal
*By:	/s/ Eran Shlomo Shust	March 30, 2023
Name: Eran Shlomo Shust
Title: Attorney-in-fact

AUTHORIZED U.S. REPRESENTATIVE

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Holisto Ltd. has signed this Amendment No. 3 to the registration statement in the city of Newark, Delaware on the 30th day of March, 2023.

Authorized Representative in the United States — Puglisi & Associates
By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director